As filed with the Securities and Exchange Commission on July 11, 2018

Registration No. 333-224960

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

HALFMOON PARENT, INC.
(Exact name of registrant as specified in its certificate of incorporation)

Delaware (State or other jurisdiction of incorporation or organization)	6324 (Primary Standard Industrial Classification Code Number)	82-4991898 (IRS Employer Identification Number)

c/o Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002
Telephone: (860) 226-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicole S. Jones, Esq.
Executive Vice President and General Counsel
Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002
Telephone: (860) 226-6000
(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copies to:

David E. Shapiro, Esq. Jenna E. Levine, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000	Martin Akins, Esq. Senior Vice President and General Counsel Express Scripts Holding Company One Express Way St. Louis, Missouri 63121 Telephone: (314) 996-0900	Howard L. Ellin, Esq. Kenneth M. Wolff, Esq. Thaddeus P. Hartmann, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the mergers described in the joint proxy statement/prospectus contained herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JULY 11, 2018

Cigna Corporation	Express Scripts Holding Company

TO THE STOCKHOLDERS OF CIGNA CORPORATION AND
EXPRESS SCRIPTS HOLDING COMPANY
MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

[ • ], 2018

Dear Cigna Corporation and Express Scripts Holding Company Stockholders:

Cigna Corporation, which we refer to as Cigna, and Express Scripts Holding Company, which we refer to as Express Scripts, have entered into an Agreement and Plan of Merger, dated as of March 8, 2018, as amended by Amendment No. 1, dated as of June 27, 2018, and as it may be further amended from time to time, which agreement we refer to as the merger agreement, by and among Cigna, Express Scripts, Halfmoon Parent, Inc., a direct wholly owned subsidiary of Cigna, which we refer to as New Cigna, Halfmoon I, Inc., a direct wholly owned subsidiary of New Cigna, which we refer to as Cigna Merger Sub, and Halfmoon II, Inc., a direct wholly owned subsidiary of New Cigna, which we refer to as Express Scripts Merger Sub. Subject to the terms and conditions of the merger agreement, Cigna will acquire Express Scripts in a cash and stock transaction through (1) the merger of Cigna Merger Sub with and into Cigna, which we refer to as the Cigna merger, and (2) the merger of Express Scripts Merger Sub with and into Express Scripts, which we refer to as the Express Scripts merger, and together with the Cigna merger, the mergers. As a result of the mergers, which will become effective concurrently, Cigna and Express Scripts will become direct wholly owned subsidiaries of New Cigna, a new holding company, which will be renamed “Cigna Corporation” immediately after the mergers.

Healthcare costs are growing at unsustainable levels while health conditions of Americans are deteriorating. Managing and coordinating medical, pharmacy and behavioral care holistically is critical in addressing these challenges. The combination of Cigna and Express Scripts—two complementary health services companies with industry-leading trend management capabilities—moves us toward a solution by establishing a blueprint for integrated and personalized health care. Together, the combined company will seek to transform healthcare service—reducing costs, while improving the customer experience, care quality and health outcomes. The broad set of capabilities of the combined company will allow us to offer increased predictability of price and cost to customers, clients and providers—enabling increased value capture for stockholders. This transaction will expand the reach of the combined company, positioning us to generate sustained growth and deliver strong, differentiated financial results.

Upon completion of the mergers, Cigna stockholders will receive, in exchange for each share of Cigna common stock held immediately prior to the mergers, one share of New Cigna common stock, and Express Scripts stockholders will receive, in exchange for each share of Express Scripts common stock held immediately prior to the mergers, (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes. The exchange ratio in each merger is fixed and will not be adjusted to reflect changes in Cigna’s or Express Scripts’ stock price. Based on the estimated number of shares of Cigna common stock and Express Scripts common stock that will be outstanding immediately prior to the mergers, it is expected that, immediately after the mergers and the related transactions described in the accompanying joint proxy statement/prospectus, Cigna stockholders will hold approximately 64%, and Express Scripts stockholders will hold approximately 36%, of the shares of New Cigna common stock outstanding immediately after the mergers. Cigna common stock is currently traded on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “CI” and Express Scripts common stock is currently traded on the Nasdaq Global Select Market under the symbol “ESRX”. We expect that the New Cigna common stock will be listed on the NYSE under the symbol “CI”.

Each of Cigna and Express Scripts will hold a special meeting of its respective stockholders to vote on certain matters in connection with the mergers. At the special meeting of Cigna stockholders, which we refer to as the Cigna special meeting, Cigna stockholders will be asked to vote on a proposal to adopt the merger agreement. In addition, Cigna stockholders will be asked to vote on a proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement. At the special meeting of Express Scripts stockholders, which we refer to as the Express Scripts special meeting, and together with the Cigna special meeting, the special meetings, Express Scripts stockholders will be asked to vote on a proposal to adopt the merger agreement. In addition, Express Scripts stockholders will be asked to vote on a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers and on a proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

THE CIGNA BOARD OF DIRECTORS RECOMMENDS THAT CIGNA STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE CIGNA SPECIAL MEETING.
THE EXPRESS SCRIPTS BOARD OF DIRECTORS RECOMMENDS THAT EXPRESS SCRIPTS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AT THE EXPRESS SCRIPTS SPECIAL MEETING.

Information about the special meetings, the mergers, the proposals to be considered by Cigna stockholders at the Cigna special meeting and the proposals to be considered by Express Scripts stockholders at the Express Scripts special meeting is contained in the accompanying joint proxy statement/prospectus and the documents incorporated therein by reference, which we urge you to read carefully. In particular, see the section entitled “Risk Factors” beginning on page 37.

Your vote is very important. Whether or not you plan to attend the special meeting of Cigna stockholders or the special meeting of Express Scripts stockholders, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the applicable special meeting. Your failure to vote will have the same effect as voting against the proposal to adopt the merger agreement.

We hope to see you at the Cigna special meeting or the Express Scripts special meeting, as applicable, and look forward to the successful completion of the mergers.

David M. Cordani President and Chief Executive Officer Cigna Corporation	Timothy Wentworth President and Chief Executive Officer Express Scripts Holding Company

Isaiah Harris, Jr. Chairman of the Board Cigna Corporation	George Paz Chairman of the Board Express Scripts Holding Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers or the other transactions described in the accompanying joint proxy statement/prospectus or the securities to be issued in connection with the mergers or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [ • ], 2018, and is first being mailed to Cigna stockholders and Express Scripts stockholders on or about [ • ], 2018.

CIGNA CORPORATION
900 Cottage Grove Road
Bloomfield, Connecticut 06002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [ • ], 2018

Date and Time: [ • ], 2018, at [ • ], Eastern Time

Place: [ • ]

Items of Business:

1.	To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 8, 2018, as amended by Amendment No. 1, dated as of June 27, 2018, and as it may be further amended from time to time, which agreement we refer to as the merger agreement, by and among Cigna Corporation, which we refer to as Cigna, Express Scripts Holding Company, Halfmoon Parent, Inc., Halfmoon I, Inc. and Halfmoon II, Inc.; and
2.	To consider and vote on a proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

Record Date: [ • ]. Only holders of record of Cigna common stock at the close of business on the record date are entitled to receive this notice and to vote at the Cigna special meeting and any adjournment or postponement of the Cigna special meeting.

A list of stockholders of record entitled to vote at the Cigna special meeting will be made available for a period of at least ten days prior to the date of the Cigna special meeting at Cigna’s executive offices and principal place of business at 900 Cottage Grove Road, Bloomfield, Connecticut for examination by Cigna stockholders during ordinary business hours. A Cigna stockholder desiring to examine the list should contact Cigna’s Shareholder Services at Two Liberty Place, 5th Floor, 1601 Chestnut Street, Philadelphia, Pennsylvania 19192-1550 or by phone at (215) 761-3516, to make necessary arrangements. The list will also be available at the Cigna special meeting for examination by Cigna stockholders present at the Cigna special meeting.

Proxy Voting:   Your vote is very important, regardless of the number of shares you own. We urge you to promptly vote by telephone, by using the Internet, or, if you received a proxy card or instruction form, by completing, dating, signing and returning it by mail.

At a meeting on March 7, 2018, the Cigna board of directors (1) approved the merger agreement, (2) declared that the mergers and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Cigna and its stockholders, (3) directed that the merger agreement be submitted for adoption by Cigna stockholders and (4) recommended that Cigna stockholders vote “FOR” the adoption of the merger agreement and “FOR” the proposal related to the adjournment of the Cigna special meeting.

THE CIGNA BOARD OF DIRECTORS RECOMMENDS THAT CIGNA STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE APPROVAL OF THE ADJOURNMENT OF THE CIGNA SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

The accompanying joint proxy statement/prospectus, including the annexes, contains further information with respect to the business to be transacted at the Cigna special meeting. We urge you to read the joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. Cigna will transact no other business at the Cigna special meeting except such business as may properly be brought before the Cigna special meeting or any adjournments or postponements thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Cigna special meeting.

If you have any questions concerning the mergers, the proposal to adopt the merger agreement or the proposal to adjourn the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, or if you would like additional copies of the joint proxy statement/prospectus or need help submitting a proxy to have your shares of Cigna common stock voted, please contact Cigna’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call:
Toll-Free at (877) 750-9498 (from the U.S. and Canada)
or +1 (412) 232-3651 (from other locations)
Banks & Brokers May Call Collect: (212) 750-5833

By Order of the Board of Directors,

Neil Boyden Tanner
Corporate Secretary
900 Cottage Grove Road
Bloomfield, Connecticut 06002
[ • ], 2018

EXPRESS SCRIPTS HOLDING COMPANY
One Express Way
Saint Louis, Missouri 63121

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
[ • ], 2018

The board of directors of Express Scripts Holding Company, which we refer to as Express Scripts, has called for a special meeting of Express Scripts stockholders to be held at [ • ], on [ • ], 2018 at [ • ], Central Time, to consider and vote upon the following matters:

1.	a proposal to adopt the Agreement and Plan of Merger, dated as of March 8, 2018, as amended by Amendment No. 1, dated as of June 27, 2018, and as it may be further amended from time to time, which agreement we refer to as the merger agreement, by and among Cigna Corporation, Express Scripts, Halfmoon Parent, Inc., Halfmoon I, Inc. and Halfmoon II, Inc.;
2.	a proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement; and
3.	a proposal to approve, by a non-binding advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers contemplated by the merger agreement.

THE EXPRESS SCRIPTS BOARD OF DIRECTORS RECOMMENDS THAT EXPRESS SCRIPTS STOCKHOLDERS VOTE “FOR” EACH PROPOSAL.

Express Scripts’ board of directors has fixed the record date for the determination of the stockholders entitled to notice of, and to vote at, the Express Scripts special meeting, or any adjournment or postponement of the Express Scripts special meeting, as the close of business on [ • ], 2018. At least ten days prior to the Express Scripts special meeting, a complete list of stockholders of record as of [ • ], 2018 will be available for inspection by any stockholder for any purpose germane to the Express Scripts special meeting, during ordinary business hours, at the Office of the Secretary of Express Scripts at One Express Way, Saint Louis, Missouri 63121. As a stockholder of record, you are cordially invited to attend the Express Scripts special meeting in person. To be admitted to the Express Scripts special meeting, you must have an admission ticket and a valid government-issued photo identification (e.g., a driver’s license or a passport). The ticket attached to the proxy card will admit you. If you are a beneficial owner of Express Scripts shares, you may request a ticket by writing to the Office of the Secretary, One Express Way, Saint Louis, Missouri 63121. You must provide evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or nominee. Regardless of whether you expect to be present at the Express Scripts special meeting, please either complete, sign and date the enclosed proxy card and mail it promptly in the enclosed envelope, or vote electronically via the Internet or telephone as described in greater detail in the joint proxy statement/prospectus and on the enclosed proxy card. Returning the enclosed proxy card, or voting electronically or telephonically, will not affect your right to vote in person if you attend the Express Scripts special meeting.

By Order of the Board of Directors,

Martin P. Akins
Senior Vice President, General Counsel and Corporate Secretary
One Express Way
Saint Louis, Missouri 63121
[ • ], 2018

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU EXPECT TO ATTEND THE Express Scripts SPECIAL MEETING, (1) BY VISITING THE INTERNET AT WWW.PROXYVOTE.COM, (2) BY CALLING TOLL-FREE (WITHIN THE U.S. OR CANADA) 1-800-690-6903 OR (3) BY COMPLETING, DATING, SIGNING AND RETURNING THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGERS OR THE Express Scripts SPECIAL MEETING PLEASE CONTACT EXPRESS SCRIPTS HOLDING COMPANY, ATTENTION: INVESTOR RELATIONS, ONE EXPRESS WAY, SAINT LOUIS, MISSOURI 63121, (314) 810-3115. IF YOU HAVE QUESTIONS ABOUT VOTING YOUR SHARES, PLEASE FOLLOW THE CONTACT INSTRUCTIONS ON YOUR PROXY CARD.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Cigna Corporation, which we refer to as Cigna, and Express Scripts Holding Company, which we refer to as Express Scripts, from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may obtain the documents incorporated by reference into this joint proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing, by e-mail or by telephone from the appropriate company at the following addresses and telephone numbers:

Cigna Corporation
Two Liberty Place, 5th Floor
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550
Attention: Shareholder Services
Telephone: (215) 761-3516
E-mail: shareholderservices@cigna.com
Express Scripts Holding Company One Express Way St. Louis, Missouri 63121 Attention: Investor Relations Telephone: (314) 810-3115 E-mail: investor.relations@express-scripts.com

In addition, if you have questions about the mergers or the special meetings, or if you need to obtain copies of this joint proxy statement/prospectus, proxy cards or other documents incorporated by reference into this joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

If you are a Cigna stockholder:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
(877) 750-9498 (toll-free from the U.S. and Canada)
+1 (412) 232-3651 (from other locations)
(212) 750-5833 (Banks & Brokers call collect)
E-mail: info@innisfreema.com (Material requests only)

If you are an Express Scripts stockholder:
MacKenzie Partners, Inc.
1407 Broadway
New York, New York 10018
(800) 322-2885 (call toll free)
(212) 929-5500 (call collect)
E-mail: expressscripts@mackenziepartners.com

If you would like to request documents, please do so by [ • ], 2018 in order to receive them before the special meeting of Cigna stockholders, which we refer to as the Cigna special meeting, and the special meeting of Express Scripts stockholders, which we refer to as the Express Scripts special meeting, and together with the Cigna special meeting, the special meetings.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 219.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (File No. 333-224960) filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, by Halfmoon Parent, Inc., a direct wholly owned subsidiary of Cigna, which we refer to as New Cigna, constitutes a prospectus of New Cigna under Section 5 of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of New Cigna common stock to be issued to Cigna stockholders and Express Scripts stockholders pursuant to, and subject to the terms and conditions of, the Agreement and Plan of Merger, dated as of March 8, 2018, as amended by Amendment No. 1, dated as of June 27, 2018, and as it may be further amended from time to time, which agreement we refer to as the merger agreement, by and among Cigna, Express Scripts, New Cigna, Halfmoon I, Inc., a direct wholly owned subsidiary of New Cigna, which we refer to as Cigna Merger Sub, and Halfmoon II, Inc., a direct wholly owned subsidiary of New Cigna, which we refer to as Express Scripts Merger Sub, and together with Cigna Merger Sub, the Merger Subs. This joint proxy statement/prospectus also constitutes a proxy statement of Cigna and a proxy statement of Express Scripts under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of the Cigna special meeting, at which Cigna stockholders will be asked to vote on a proposal to adopt the merger agreement and a proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, and a notice of the Express Scripts special meeting, at which Express Scripts stockholders will be asked to vote on a proposal to adopt the merger agreement, a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers and a proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This proxy statement/prospectus is dated [ • ], 2018. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to Cigna stockholders and/or Express Scripts stockholders, nor the issuance by New Cigna of common stock in connection with the mergers, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Cigna has been provided by Cigna and information contained in this joint proxy statement/prospectus regarding Express Scripts has been provided by Express Scripts.

Unless otherwise indicated or as the context otherwise requires, any references in this joint proxy statement/prospectus to:

•	“Centerview” refers to Centerview Partners LLC;
•	“Cigna” refers to Cigna Corporation, a Delaware corporation;
•	“Cigna common stock” refers to the common stock of Cigna, par value $0.25 per share;
•	“Cigna merger” refers to the merger of Cigna Merger Sub with and into Cigna, with Cigna continuing as the surviving entity and as a direct wholly owned subsidiary of New Cigna;
•	“Cigna merger consideration” refers to the right of holders of Cigna common stock to receive, in the Cigna merger, one share of New Cigna common stock for each share of Cigna common stock held immediately prior to the effective time;
•	“Cigna Merger Sub” refers to Halfmoon I, Inc., a Delaware corporation and a direct wholly owned subsidiary of New Cigna;
•	“Cigna special meeting” refers to the special meeting of Cigna stockholders that will be conducted to vote on certain matters in connection with the mergers, as described in this joint proxy statement/prospectus;
•	“Cigna stockholder approval” refers to the affirmative vote of the holders of a majority of the outstanding shares of Cigna common stock entitled to vote at the Cigna special meeting in favor of the adoption of the merger agreement;
•	“Cigna’s financial advisor” refers to Morgan Stanley;
•	“closing” refers to the closing of the mergers;
•	“closing date” refers to the date on which the closing of the mergers takes place;
•	“Code” refers to the Internal Revenue Code of 1986, as amended;
•	“combined company” refers to New Cigna, following completion of the mergers;
•	“DGCL” refers to the General Corporation Law of the State of Delaware;
•	“effective time” refers to the effective time of the mergers, which will become effective concurrently;
•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•	“Express Scripts” refers to Express Scripts Holding Company, a Delaware corporation;
•	“Express Scripts common stock” refers to the common stock of Express Scripts, par value $0.01 per share;
•	“Express Scripts merger” refers to the merger of Express Scripts Merger Sub with and into Express Scripts, with Express Scripts continuing as the surviving entity and as a direct wholly owned subsidiary of New Cigna;
•	“Express Scripts merger consideration” refers to the right of holders of Express Scripts common stock to receive, in the Express Scripts merger, (1) 0.2434 of a share of New Cigna common stock and (2) $48.75 in cash, without interest, subject to applicable withholding taxes, for each share of Express Scripts common stock held immediately prior to the effective time;
•	“Express Scripts Merger Sub” refers to Halfmoon II, Inc., a Delaware corporation and a direct wholly owned subsidiary of New Cigna;
•	“Express Scripts special meeting” refers to the special meeting of Express Scripts stockholders that will be conducted to vote on certain matters in connection with the mergers, as described in this joint proxy statement/prospectus;
•	“Express Scripts stockholder approval” refers to the affirmative vote of the holders of a majority of the outstanding shares of Express Scripts common stock entitled to vote at the Express Scripts special meeting in favor of the adoption of the merger agreement;
•	“Express Scripts’ financial advisors” refers to Centerview and Lazard;
•	“HSR Act” refers to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•	“Lazard” refers to Lazard Frères & Co. LLC;
•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of March 8, 2018, as amended by Amendment No. 1, dated as of June 27, 2018, and as it may be further amended from time to time, by and among Cigna, Express Scripts, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub;
•	“mergers” refers, collectively, to the Cigna merger and the Express Scripts merger;
•	“Merger Subs” refers, collectively, to Cigna Merger Sub and Express Scripts Merger Sub;
•	“Morgan Stanley” refers to Morgan Stanley & Co. LLC;
•	“Nasdaq” refers to the Nasdaq Global Select Market;
•	“New Cigna” refers to Halfmoon Parent, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cigna;
•	“New Cigna common stock” refers to the common stock of New Cigna, par value $0.01 per share;
•	“NYSE” refers to the New York Stock Exchange;
•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended; and
•	“Treasury Regulations” refers to the U.S. Treasury regulations promulgated under the Code.

JOINT PROXY STATEMENT/PROSPECTUS

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers and the special meetings. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the mergers, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 219.

About the Mergers

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	Cigna and Express Scripts entered into the merger agreement on March 8, 2018. Subject to the terms and conditions of the merger agreement, Cigna will acquire Express Scripts in a cash and stock transaction through (1) the merger of Cigna Merger Sub with and into Cigna, which we refer to as the Cigna merger, and (2) the merger of Express Scripts Merger Sub with and into Express Scripts, which we refer to as the Express Scripts merger, and together with the Cigna merger, the mergers. As a result of the mergers, which will become effective concurrently, Cigna and Express Scripts will become direct wholly owned subsidiaries of New Cigna, which will be renamed “Cigna Corporation” immediately after the mergers. Following the mergers, former Cigna and Express Scripts stockholders will own stock in New Cigna, which is expected to be listed for trading on the New York Stock Exchange, which we refer to as the NYSE.

Cigna is holding the Cigna special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement, which we refer to as the Cigna stockholder approval. Cigna stockholders will also be asked to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

Express Scripts is holding the Express Scripts special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement, which we refer to as the Express Scripts stockholder approval. Express Scripts stockholders will also be asked to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, and to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

We will be unable to complete the mergers unless both the Cigna stockholder approval and the Express Scripts stockholder approval are obtained at the respective special meetings.

We have included in this joint proxy statement/prospectus important information about the mergers, the merger agreement (a copy of which is attached as Annex A) and the Cigna special meeting and the Express Scripts special meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:	What will Cigna stockholders receive in the Cigna merger?
A:	Upon completion of the Cigna merger, each share of common stock of Cigna, par value $0.25 per share, which we refer to as Cigna common stock, will be converted into one share of common stock of New Cigna, par value $0.01 per share, which we refer to as New Cigna common stock. We refer to such consideration as the Cigna merger consideration. However, shares of Cigna common stock held by Cigna as treasury stock or held by New Cigna or Cigna Merger Sub, which we refer to collectively as the Cigna excluded shares, will not receive the Cigna merger consideration and will be cancelled.
Q:	What will holders of Cigna equity awards receive in the Cigna merger?
A:	The merger agreement generally provides that, upon completion of the Cigna merger, each Cigna stock option (as defined below), Cigna restricted stock award (as defined below), Cigna RSU award (as defined below), Cigna strategic performance share award (as defined below), and Cigna deferred unit (as defined below) that is outstanding immediately prior to the effective time will be converted into an equivalent New Cigna award. For further details, see the section entitled “The Merger Agreement — Treatment of Cigna Equity Awards” beginning on page 167.

Q:	What will Express Scripts stockholders receive in the Express Scripts merger?
A:	Upon completion of the Express Scripts merger, each share of common stock of Express Scripts, par value $0.01 per share, which we refer to as Express Scripts common stock, other than shares of Express Scripts common stock held by Express Scripts as treasury shares, owned by Cigna or by direct or indirect wholly owned subsidiaries of Cigna or Express Scripts (including New Cigna and the Merger Subs) or any shares with respect to which appraisal rights are properly exercised and not withdrawn, as more fully described in the section entitled “The Merger Agreement — Express Scripts Excluded Shares” beginning on page 165, and which we refer to collectively as the Express Scripts excluded shares, will be automatically converted into (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes, which cash consideration and stock consideration we refer to collectively as the Express Scripts merger consideration. Any shares of Express Scripts common stock held by Express Scripts as treasury stock or held by New Cigna or Express Scripts Merger Sub will be cancelled. Any shares of Express Scripts common stock held by Cigna, any wholly owned subsidiary of Cigna (other than New Cigna and Express Scripts Merger Sub) or any wholly owned subsidiary of Express Scripts will be converted into shares of New Cigna common stock.

Express Scripts stockholders will not receive any fractional shares of New Cigna common stock in the Express Scripts merger. Each Express Scripts stockholder that otherwise would have been entitled to receive a fraction of a share of New Cigna common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted average of the trading prices of Cigna common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time of the mergers, which we refer to as the effective time, rounded down to the nearest penny, which we refer to as the Cigna closing price.

Q:	What will holders of Express Scripts equity awards receive in the Express Scripts merger?
A:	The merger agreement generally provides that, upon completion of the Express Scripts merger, each Express Scripts stock option (as defined below), Express Scripts RSU award (as defined below) (other than any such award held by a non-employee director) and Express Scripts deferred unit (as defined below) will be converted into an equivalent New Cigna award. Each pre-2018 Express Scripts performance share unit award (as defined below) that is outstanding immediately prior to the effective time generally will vest at the level of performance determined by the compensation committee of the Express Scripts board of directors and each 2018 Express Scripts performance share unit award (as defined below) will vest at the maximum level of performance and, in each case, will be cancelled in exchange for the right to receive the Express Scripts merger consideration with respect to each underlying share of Express Scripts common stock. Each Express Scripts RSU award held by a non-employee director will be cancelled in exchange for a cash payment in an amount equal to the Express Scripts merger consideration with respect to each underlying share of Express Scripts common stock. For further details, see the section entitled “The Merger Agreement — Treatment of Express Scripts Equity Awards” beginning on page 166.
Q:	Should I send in my share certificates now for exchange?
A:	Cigna Stockholders: No. Cigna stockholders should keep any Cigna share certificates they hold both now and after the effective time. As of the effective time, holders of Cigna common stock will be deemed to have received shares of New Cigna common stock (without the requirement to surrender any certificates previously representing shares of Cigna common stock or the issuance of new certificates representing New Cigna common stock).

Express Scripts Stockholders: No. Express Scripts stockholders should keep any share certificates they hold at this time. After the effective time, Express Scripts stockholders holding Express Scripts share certificates will receive from the exchange agent (as defined below) a letter of transmittal and instructions on how to obtain the Express Scripts merger consideration.

Q:	What equity stake will Cigna stockholders and Express Scripts stockholders hold in New Cigna?
A:	Based on the estimated number of shares of Cigna common stock and Express Scripts common stock that are expected to be outstanding immediately prior to the mergers, it is expected that Cigna stockholders will hold approximately 64%, and Express Scripts stockholders will hold approximately 36%, of the shares of New Cigna common stock outstanding immediately after consummation of the mergers.

Q:	How do I calculate the value of the Express Scripts merger consideration?
A:	Express Scripts stockholders will receive a fixed number of shares of New Cigna common stock in the mergers rather than a number of shares with a particular fixed market value. The value of the Express Scripts merger consideration that Express Scripts stockholders will receive in the Express Scripts merger for each share of Express Scripts common stock will depend on the price per share of Cigna common stock at the effective time. The market values of Cigna common stock and Express Scripts common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Cigna special meeting, the date of the Express Scripts special meeting and the closing date, which could occur a considerable amount of time after the date of the Cigna special meeting and the date of the Express Scripts special meeting. Because the Express Scripts merger consideration exchange ratio will not be adjusted to reflect any changes in the market prices of Cigna common stock or Express Scripts common stock, the market value of the New Cigna common stock issued in the mergers and the Express Scripts common stock surrendered in the mergers may be higher or lower than the values of Express Scripts common stock on earlier dates.

Based on the closing price of $194.25 per share of Cigna common stock on the NYSE on March 7, 2018, the last trading day before the execution and public announcement of the merger agreement, the Express Scripts merger consideration represented approximately $96.03 per share of Express Scripts common stock, a premium of 30.8% over the closing price of $73.42 per share of Express Scripts common stock on the Nasdaq Global Select Market, which we refer to as Nasdaq, on March 7, 2018. Based on the closing price of $[ • ] per share of Cigna common stock on the NYSE on [ • ], 2018, the latest practicable date before the printing of this joint proxy statement/prospectus, the Express Scripts merger consideration represented approximately $[ • ] per share of Express Scripts common stock.

Changes in the market prices of Cigna common stock and Express Scripts common stock may result from a variety of factors that are beyond the control of Cigna or Express Scripts, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. You are urged to obtain up-to-date prices for Cigna common stock and Express Scripts common stock.

Q:	How do I calculate the value of the Cigna merger consideration?
A:	New Cigna will issue a fixed number of shares of New Cigna common stock in exchange for each share of Cigna common stock. The value of the Cigna merger consideration that Cigna stockholders will receive in the Cigna merger for each share of Cigna common stock will depend on the price per share of Cigna common stock at the effective time. That price will not be known at the time of the Cigna special meeting and may be greater or less than the current price of Cigna common stock or the price of Cigna common stock at the time of the Cigna special meeting.

Based on the closing price of $194.25 per share of Cigna common stock on the NYSE on March 7, 2018, the last trading day before the execution and public announcement of the merger agreement, the Cigna merger consideration represented $194.25 per share of Cigna common stock. Based on the closing price of $[ • ] per share of Cigna common stock on the NYSE on [ • ], 2018, the latest practicable date before the printing of this joint proxy statement/prospectus, the Cigna merger consideration represented approximately $[ • ] per share of Cigna common stock.

Q:	What conditions must be satisfied to complete the mergers?
A:	Cigna and Express Scripts are not required to complete the mergers unless a number of conditions are satisfied or waived. These conditions include, among others:
•	the adoption of the merger agreement by Cigna stockholders;
•	the adoption of the merger agreement by Express Scripts stockholders;
•	the absence of certain legal restraints prohibiting completion of the mergers;

•	the absence of certain actions or proceedings seeking to prohibit consummation of the mergers;
•	the receipt of certain regulatory approvals and consents without the imposition, individually or in the aggregate, of any condition that would result in, or would be reasonably likely to result in, individually or in the aggregate, a material adverse effect on Cigna, Express Scripts and their respective subsidiaries, taken as a whole, after giving effect to the mergers, including the synergies expected to be realized from the mergers, which we refer to as a burdensome condition;
•	the approval for listing on the NYSE of the shares of New Cigna common stock to be issued to Cigna stockholders and Express Scripts stockholders; and
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part.

In addition, each of Cigna’s and Express Scripts’ obligation to complete the mergers is subject to the accuracy of the other party’s representations and warranties in the merger agreement (subject in most cases to “materiality” and “material adverse effect” qualifications), the other party’s compliance with its covenants and agreements in the merger agreement in all material respects and such party’s receipt of a legal opinion from its tax counsel with respect to the tax treatment of the mergers.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see the section entitled “The Merger Agreement — Conditions to the Mergers” beginning on page 188.

Q:	What happens if the mergers are not completed?
A:	If the mergers are not completed for any reason, Cigna stockholders will not receive the New Cigna common stock constituting the Cigna merger consideration, Express Scripts stockholders will not receive the New Cigna common stock and the cash constituting the Express Scripts merger consideration, each of Cigna and Express Scripts will remain an independent public company, with Cigna common stock continuing to be traded on the NYSE and Express Scripts common stock continuing to be traded on Nasdaq, and New Cigna, which is currently a direct wholly owned subsidiary of Cigna, will not become a publicly traded corporation.
Q:	What constitutes a quorum?
A:	Cigna Special Meeting: The holders of at least two-fifths of the issued and outstanding shares of Cigna common stock entitled to vote at the Cigna special meeting, present in person or represented by proxy at the Cigna special meeting, will constitute a quorum for the transaction of business at the Cigna special meeting. As of the record date for the Cigna special meeting, [ • ] shares of Cigna common stock would be required to achieve a quorum.

Express Scripts Special Meeting: The holders of a majority of the issued and outstanding shares of Express Scripts common stock entitled to vote at the Express Scripts special meeting, present in person or represented by proxy at the Express Scripts special meeting, will constitute a quorum for the transaction of business at the Express Scripts special meeting. As of the record date for the Express Scripts special meeting, [ • ] shares of Express Scripts common stock would be required to achieve a quorum.

Q:	What vote is required to approve each Cigna proposal?
A:	Proposal to Adopt the Merger Agreement by Cigna Stockholders: Approving the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Cigna common stock outstanding and entitled to vote. Accordingly, the failure of a Cigna stockholder to submit a proxy card or to vote in person at the Cigna special meeting, an abstention from voting, or the failure of a Cigna stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, which we refer to as a Cigna broker non-vote, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Cigna Special Meeting by Cigna Stockholders: Approving the proposal to adjourn the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, requires the affirmative vote of holders of a majority of the shares of Cigna common stock present, in person or represented by proxy, at the Cigna special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Cigna special meeting, while Cigna broker non-votes and shares not in attendance at the Cigna special meeting will have no effect on the outcome of any vote to adjourn the Cigna special meeting.

As of the Cigna record date, Cigna’s directors and executive officers and certain of their affiliates beneficially owned [ • ] shares of Cigna common stock entitled to vote at the Cigna special meeting. This represents approximately [ • ]% in voting power of the outstanding shares of Cigna common stock entitled to be cast at the Cigna special meeting.

Q:	What vote is required to approve each Express Scripts proposal?
A:	Proposal to Adopt the Merger Agreement by Express Scripts Stockholders: Approving the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock outstanding and entitled to vote. Accordingly, the failure of an Express Scripts stockholder to submit a proxy card or to vote in person at the Express Scripts special meeting, an abstention from voting, or the failure of an Express Scripts stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, which we refer to as an Express Scripts broker non-vote, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Express Scripts Special Meeting by Express Scripts Stockholders: Approving the proposal to adjourn the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Express Scripts special meeting, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to adjourn the Express Scripts special meeting.

Proposal Regarding Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers: In accordance with Section 14A of the Exchange Act, Express Scripts is providing Express Scripts stockholders with the opportunity to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers, as described in the section entitled “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers” beginning on page 201. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

As of the Express Scripts record date, Express Scripts’ directors and executive officers and certain of their affiliates beneficially owned [ • ] shares of Express Scripts common stock entitled to vote at the Express Scripts special meeting. This represents less than 1% in voting power of the outstanding shares of Express Scripts common stock entitled to be cast at the Express Scripts special meeting.

Q:	What are the recommendations of the Cigna board of directors?
A:	The Cigna board of directors has (1) approved the merger agreement, (2) declared that the mergers and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Cigna and its stockholders, (3) directed that the merger agreement be submitted for adoption by Cigna stockholders and (4) recommended that Cigna stockholders vote “FOR” the adoption of the merger agreement and “FOR” the proposal related to the adjournment of the Cigna special meeting.

The Cigna board of directors recommends that Cigna stockholders vote:

•	“FOR” the proposal to adopt the merger agreement; and
•	“FOR” the proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

See the section entitled “The Mergers — Recommendation of the Cigna Board of Directors; Cigna’s Reasons for the Mergers” beginning on page 96.

Q:	What are the recommendations of the Express Scripts board of directors?
A:	The Express Scripts board of directors has unanimously (1) approved the merger agreement and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (2) determined that the merger agreement and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Express Scripts and its stockholders, (3) directed that the merger agreement be submitted to Express Scripts stockholders for adoption and (4) recommended that Express Scripts stockholders vote “FOR” the adoption of the merger agreement, “FOR” the approval of the proposal related to the adjournment of the Express Scripts special meeting, and “FOR” the approval, by a non-binding, advisory vote, of certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

The Express Scripts board of directors recommends that Express Scripts stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;
•	“FOR” the proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement; and
•	“FOR” the proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

See the section entitled “The Mergers — Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers” beginning on page 113.

Q:	Why are Express Scripts stockholders being asked to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers?
A:	Rule 14a-21(c) promulgated by the SEC under Section 14A of the Exchange Act require Express Scripts to seek a non-binding, advisory vote with respect to certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers. For more information regarding such payments, see the section entitled “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers” beginning on page 201.
Q:	Are there any important risks about the mergers, Cigna’s business or Express Scripts’ business of which I should be aware?
A:	Yes, there are important risks involved. Before making any decision on whether and how to vote, Cigna and Express Scripts urge you to read carefully and in its entirety the section entitled “Risk Factors” beginning on page 37.
Q:	When do you expect the mergers to be completed?
A:	Cigna and Express Scripts are working to complete the mergers as quickly as possible, and we anticipate that they will be completed in the second half of 2018. However, the mergers are subject to various regulatory approvals and other conditions which are described in more detail in this joint proxy statement/prospectus, and it is possible that factors outside the control of Cigna and Express Scripts could result in the mergers being completed at a later time, or not at all.

Q:	What are the U.S. federal income tax consequences as a result of the mergers?
A:	For U.S. federal income tax purposes, (1) the mergers, taken together, are intended to qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and (2) the Cigna merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Express Scripts’ obligation to complete the Express Scripts merger that Express Scripts receive a written opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code. It is a condition to Cigna’s obligation to complete the Cigna merger that Cigna receive an opinion of its special counsel, Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code, or that the Cigna merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, on the basis of such opinions:
•	U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195) of Cigna common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Cigna common stock for New Cigna common stock pursuant to the Cigna merger; and
•	subject to the discussions below regarding potential redemption or dividend treatment, a U.S. holder of Express Scripts common stock will recognize gain, but not loss, on the exchange of Express Scripts common stock for a combination of New Cigna common stock and cash pursuant to the Express Scripts merger equal to the lesser of: (1) the excess of (a) the sum of the fair market value of New Cigna common stock and the amount of cash received over (b) such U.S. holder’s tax basis in the Express Scripts common stock surrendered in exchange therefor, and (2) the amount of cash received by such stockholder in the Express Scripts merger.

To the extent, however, that any portion of the cash consideration received by a U.S. holder of Express Scripts common stock is considered to be provided by Express Scripts, such cash should be treated as received in a redemption by Express Scripts of a portion of such U.S. holder’s Express Scripts common stock. In such case, subject to the discussion below regarding potential dividend treatment, a U.S. holder would recognize capital gain or loss equal to the difference between such cash and the U.S. holder’s tax basis in the portion of such holder’s shares of Express Scripts common stock treated as redeemed.

Moreover, in certain circumstances, a holder of shares of Express Scripts common stock could be treated as receiving a dividend in an amount up to the amount of the cash consideration received by such holder pursuant to the Express Scripts merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195) of Express Scripts common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the Express Scripts merger.

For a more complete discussion of the U.S. federal income tax consequences of the transactions, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195. Tax matters can be complicated, and the tax consequences of the transactions to a particular holder will depend on such holder’s particular facts and circumstances. All holders should consult with their own tax advisors to determine the specific U.S. federal, state or local or foreign income or other tax consequences of the transactions to them.

Q:	Are Cigna stockholders entitled to appraisal rights?
A:	No. Under Delaware law, holders of shares of Cigna common stock will not have the right to obtain payment in cash for the fair value of their shares of Cigna common stock rather than the Cigna merger consideration.
Q:	Are Express Scripts stockholders entitled to appraisal rights?
A:	Under Delaware law, holders of shares of Express Scripts common stock that meet certain requirements will have the right to obtain payment in cash for the fair value of their shares of Express Scripts common stock, as determined by the Delaware Court of Chancery, rather than the Express Scripts merger consideration. To exercise appraisal rights, Express Scripts stockholders must strictly follow the procedures prescribed by Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL. These procedures are summarized under the section entitled “The Mergers — Appraisal Rights” beginning on page 159. In addition, the full text of Section 262 of the DGCL is included as Annex G to this joint proxy statement/prospectus.

Q:	What happens if I sell my shares of Cigna common stock or Express Scripts common stock before the applicable special meeting?
A:	The record dates for the Cigna special meeting, which we refer to as the Cigna record date, and for the Express Scripts special meeting, which we refer to as the Express Scripts record date, are earlier than the date of the special meetings and the date that the mergers are expected to be completed. If you transfer your shares after the applicable record date, but before the applicable special meeting, unless the transferee requests a proxy, you will retain your right to vote at such special meeting, but will have transferred the right to receive the Cigna merger consideration or the Express Scripts merger consideration, as applicable, in the mergers. In order to receive the Cigna merger consideration or the Express Scripts merger consideration, as applicable, you must hold your shares through completion of the mergers.
Q:	What happens if I sell my shares of Cigna common stock or Express Scripts common stock after the applicable special meeting, but before the effective time?
A:	If you transfer your shares after the applicable special meeting, but before the effective time, you will have transferred the right to receive the Cigna merger consideration or the Express Scripts merger consideration, as applicable, in the mergers. In order to receive the Cigna merger consideration or the Express Scripts merger consideration, you must hold your shares of Cigna common stock or Express Scripts common stock, as applicable, through completion of the mergers.

About the Special Meetings

Q:	When and where will the Cigna special meeting and the Express Scripts special meeting be held?
A:	Cigna: The Cigna special meeting will be held at [ • ] on [ • ], 2018 at [ • ], unless the Cigna special meeting is adjourned or postponed.

Express Scripts: The Express Scripts special meeting will be held at [ • ] on [ • ], 2018, at [ • ], unless the Express Scripts special meeting is adjourned or postponed.

Q:	Who is entitled to vote at the Cigna special meeting and at the Express Scripts special meeting?
A:	Cigna Special Meeting: Cigna has fixed [ • ], 2018 as the Cigna record date. If you were a Cigna stockholder at the close of business on the Cigna record date, you are entitled to vote on matters that come before the Cigna special meeting. However, a Cigna stockholder may vote his or her shares only if he or she is present in person or is represented by proxy at the Cigna special meeting.

Express Scripts Special Meeting: Express Scripts has fixed [ • ], 2018 as the Express Scripts record date. If you were an Express Scripts stockholder at the close of business on the Express Scripts record date, you are entitled to vote on matters that come before the Express Scripts special meeting. However, an Express Scripts stockholder may vote his or her shares only if he or she is present in person or is represented by proxy at the Express Scripts special meeting.

Q:	How can I attend the Cigna special meeting?
A:	You must have an admission ticket, as well as a valid form of government-issued photo identification, in order to be admitted to the Cigna special meeting. If you are a Cigna stockholder of record and received a printed copy of Cigna’s proxy materials, you must bring the admission ticket portion of your proxy card to be admitted to the Cigna special meeting. If your shares are held beneficially in the name of a broker, bank or other holder of record, you must present proof of your ownership of Cigna common stock, such as a bank or brokerage account statement, to be admitted to the Cigna special meeting. Please note that if you plan to attend the Cigna special meeting in person and would like to vote there, you will need to bring a legal proxy from your broker, bank or other holder of record. If your shares are held beneficially and you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Cigna common stock, to the Corporate Secretary, Cigna Corporation, Two Liberty Place, 7th Floor, 1601 Chestnut Street, Philadelphia, Pennsylvania 19192-1550.

If you wish to appoint a representative to attend the Cigna special meeting in your place, you must provide to the Corporate Secretary, Cigna Corporation, Two Liberty Place, 7th Floor, 1601 Chestnut Street, Philadelphia, Pennsylvania 19192-1550, the name of your representative, the admission ticket portion of your proxy card if you are a Cigna stockholder of record, or your proof of ownership if you are a beneficial owner, and the address where the admission ticket should be sent. A Cigna stockholder may appoint only one representative. Requests from Cigna stockholders that are legal entities must be signed by an authorized officer or other person legally authorized to act on behalf of the legal entity. If you would like your representative to vote on your behalf at the special meeting, you will also need to assign your proxy to that representative. Additionally, please note that if you are a beneficial holder and would like your representative to vote on your behalf at the Cigna special meeting in person, that representative will need to present the legal proxy from your broker, bank or other holder of record.

Requests received after [ • ], 2018 may not be able to be processed in time to allow you to receive your admission ticket before the date of the Cigna special meeting, so you should mail your request early.

Q:	How can I attend the Express Scripts special meeting?
A:	Any Express Scripts stockholder as of the close of business on the Express Scripts record date of [ • ], 2018 may attend the Express Scripts special meeting. You will need an admission ticket or proof of ownership to enter the Express Scripts special meeting. An admission ticket is attached to your proxy card if you hold shares in your name as an Express Scripts stockholder of record.

If your shares are held in street name (beneficially held in the name of a broker, bank or other holder of record), you must present proof of your ownership, such as a bank or brokerage account statement, to be admitted to the Express Scripts special meeting.

You may also obtain an admission ticket in advance by writing to the Office of the Secretary, One Express Way, Saint Louis, Missouri 63121. You must provide evidence of your ownership of shares with your ticket request, which you can obtain from your broker or bank. Please note that if you are a beneficial holder and would like to vote at the Express Scripts special meeting in person, you will need to bring a legal proxy from your broker, bank or other holder of record.

Stockholders must also present a valid form of photo identification, such as a driver’s license, in order to be admitted to the Express Scripts special meeting. No cameras, recording equipment, large bags or packages will be permitted in the Express Scripts special meeting.

Q:	How many votes do I have?
A:	Cigna: Cigna stockholders are entitled to one vote for each share of Cigna common stock held of record as of the Cigna record date. As of the close of business on the Cigna record date, there were [ • ] outstanding shares of Cigna common stock.

Express Scripts: Express Scripts stockholders are entitled to one vote for each share of Express Scripts common stock held of record as of the Express Scripts record date. As of the close of business on the Express Scripts record date, there were [ • ] outstanding shares of Express Scripts common stock.

Q:	How do I obtain the voting results from the special meetings?
A:	Preliminary voting results are expected to be set forth in press releases that Cigna and Express Scripts intend to issue after each respective special meeting and that would be available on the Cigna website at www.cigna.com and the Express Scripts website at www.express-scripts.com. Final voting results for each of the Cigna special meeting and the Express Scripts special meeting are expected to be published in Current Reports on Form 8-K filed by the respective parties with the SEC within four business days after the respective special meetings.
Q:	What if I hold shares in both Cigna and Express Scripts?
A:	If you are a stockholder of both Cigna and Express Scripts, you will receive two separate packages of proxy materials. A vote as a Cigna stockholder for the proposal to adopt the merger agreement will not constitute a vote as an Express Scripts stockholder for the proposal to adopt the merger agreement, or vice versa. THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM CIGNA OR EXPRESS SCRIPTS, OR SUBMIT A PROXY AS BOTH A CIGNA STOCKHOLDER AND AN EXPRESS SCRIPTS STOCKHOLDER OVER THE INTERNET OR BY TELEPHONE.

Q:	What should stockholders do if they receive more than one set of voting materials for a special meeting?
A:	You may receive more than one set of voting materials for a special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please vote with respect to each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card.
Q:	My shares are held in “street name” by my broker. Will my broker automatically vote my shares for me?
A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee, that is, in “street name”, your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you. All of the proposals to be voted on at the Cigna special meeting or the Express Scripts special meeting are “non-routine” matters. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions on the voting form provided to you by such nominee.

If you are a Cigna stockholder and you do not provide your broker, bank, trust company or other nominee with instructions and your broker, bank, trust company or other nominee submits an unvoted proxy, your shares of Cigna common stock will be counted for purposes of determining a quorum at the Cigna special meeting, but will not be voted on any proposal on which your broker, bank, trust company or other nominee does not have discretionary authority. If you are an Express Scripts stockholder and you do not provide your broker, bank, trust company or other nominee with instructions and your broker, bank, trust company or other nominee submits an unvoted proxy, your shares of Express Scripts common stock will be counted for purposes of determining a quorum at the Express Scripts special meeting, but will not be voted on any proposal on which your broker, bank, trust company or other nominee does not have discretionary authority.

Q:	What do I need to do now?
A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

If you are a stockholder of record, in order for your shares to be represented at your company’s special meeting, you must:

•	vote through the Internet or by telephone by following the instructions included on your proxy card;
•	indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope; or
•	attend your company’s special meeting in person.

If you hold your shares in street name, in order for your shares to be represented at your company’s special meeting, you should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided to you by your broker, bank, trust company or other nominee.

Q:	How do I vote?
A:	You can vote in person by completing a ballot at the applicable special meeting, or you can vote by proxy before the applicable special meeting. Even if you plan to attend your company’s special meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark, sign and date the proxy card, and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be voted at the applicable special meeting. For detailed information, see the section entitled “The Cigna Special Meeting — How to Vote” beginning on page 70 and the section entitled “The Express Scripts Special Meeting — How to Vote” beginning on page 76. YOUR VOTE IS VERY IMPORTANT.

Q:	How do I vote shares held in my Cigna 401(k) plan account?
A:	If you have money invested in the Cigna stock fund of the Cigna 401(k) Plan, you may provide voting instructions as to the number of shares allocated to your account as of the close of business on the Cigna record date. However, you have an earlier deadline for submitting voting instructions. Your voting instructions must be received by 11:59 p.m., Eastern Time, on [ • ], 2018. You may vote over the Internet, by telephone or by mail as described in the section entitled “The Cigna Special Meeting — How to Vote” beginning on page 70, but you may not vote shares allocated to your Cigna 401(k) Plan accounts in person at the Cigna special meeting. The plan trustees will vote such shares in accordance with your voting instructions if they are received in a timely manner. If you do not send instructions by the [ • ], 2018 deadline, or you do not vote, or you return your proxy card with unclear voting instructions or no voting instructions, the plan trustees will vote the number of shares allocated to your Cigna 401(k) Plan account as instructed by Cigna’s Retirement Plan Committee. Your voting instructions will be kept confidential under the terms of the plan.

Shares allocated to your Cigna 401(k) Plan account, shares held in an employee stock account with Fidelity Stock Plan Services, LLC, which we refer to as Fidelity, and shares held at Computershare Inc., which we refer to as Computershare, may be aggregated on one proxy card. Please note that if voting instructions are submitted after 11:59 p.m., Eastern Time, on [ • ], 2018, but before [ • ], 2018, your vote will be counted for any shares held at Computershare or in your employee stock accounts at Fidelity, but not with respect to shares allocated to your Cigna 401(k) Plan account.

Q:	Can I change my vote after I have submitted a proxy by telephone or over the Internet or submitted my completed proxy card?
A:	Yes. You can change your vote by revoking your proxy at any time before it is voted at the Cigna special meeting or the Express Scripts special meeting, as applicable. You can do this in one of four ways:
•	submit a proxy again by telephone or over the Internet prior to 11:59 p.m., Eastern Time, on the night before the applicable special meeting;
•	sign another proxy card with a later date and return it so that it is received prior to 11:59 p.m., Eastern Time, on the night before the applicable special meeting;
•	attend the applicable special meeting and complete a ballot (your attendance alone will not revoke your proxy); or
•	send a written notice of revocation to the Corporate Secretary of Cigna or Express Scripts, as applicable, so that it is received prior to 11:59 p.m., Eastern Time, on the night before the applicable special meeting.

Written notices of revocation and other communications about revoking Cigna proxies should be addressed to the Corporate Secretary, Cigna Corporation, Two Liberty Place, 7th Floor, 1601 Chestnut Street, Philadelphia, Pennsylvania 19192-1550.

Written notices of revocation and other communications about revoking Express Scripts proxies should be addressed to the Office of the Secretary, Express Scripts Holding Company, One Express Way, St. Louis, Missouri 63121.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Who should I call if I have questions about the proxy materials or voting procedures?
A:	If you have questions about the mergers, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a Cigna stockholder, you may call Innisfree M&A Incorporated, the proxy solicitation agent for Cigna, toll-free at (877) 750-9498 (from the U.S. and Canada) or at +1 (412) 232-3651 (from other locations). Banks and brokers may call collect at (212) 750-5833.

If you are an Express Scripts stockholder, you should contact MacKenzie Partners, Inc., the proxy solicitation agent for Express Scripts, by mail at 1407 Broadway, New York, New York 10018, by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or by e-mail at expressscripts@mackenziepartners.com.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q:	What happens if the proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the completion of the mergers is not approved?
A:	Approval of the Express Scripts compensation advisory proposal is not a condition to the obligations of Express Scripts or Cigna to complete the mergers. The vote is an advisory vote and is not binding. If the mergers are completed, Express Scripts will pay the applicable compensation in connection with the mergers to its named executive officers even if Express Scripts stockholders fail to approve the Express Scripts compensation advisory proposal.
Q:	How will the mergers be financed?
A:	In connection with entry into the merger agreement, Cigna and New Cigna entered into a commitment letter, which we refer to as the commitment letter, dated as of March 8, 2018, with Morgan Stanley Senior Funding, Inc., and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (now known as MUFG Bank, Ltd), which we refer to collectively as the banks, pursuant to which the banks have committed to provide, subject to the terms and conditions of the commitment letter, a $26.7 billion 364-day senior unsecured bridge term loan facility, which we refer to as the bridge facility. On March 27, 2018, Cigna, New Cigna and the banks entered into a joinder to the commitment letter with twenty-one additional banks, which reallocated bridge facility commitments among the banks and the additional banks. On April 6, 2018, Cigna and New Cigna entered into a $3.0 billion term loan credit agreement, which we refer to as the term loan credit agreement, with the lenders named therein, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd, Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, and MUFG Bank, Ltd, Citibank, N.A., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as syndication agents. Concurrently with entry into the term loan credit agreement, the bridge facility commitments under the commitment letter reduced to $23.7 billion.

On April 6, 2018, Cigna and New Cigna entered into a $1.5 billion revolving loan credit agreement, which we refer to as the revolving credit agreement, with the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Citibank, N.A., as syndication agent, and Bank of America, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd and Wells Fargo Bank, National Association, as documentation agents. The revolving credit agreement will be available for working capital needs and general corporate purposes. From and after the consummation of the mergers, commitments will increase to $3.25 billion under the revolving credit agreement.

Consummation of the mergers is not conditioned on Cigna’s, New Cigna’s or Merger Subs’ ability to obtain financing. Cigna expects to use cash on hand and debt financing to fund the cash component of the Express Scripts merger consideration. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (1) Cigna or New Cigna may borrow under the bridge facility; (2) Cigna or New Cigna may issue senior notes in the public and/or private capital markets; (3) Cigna or New Cigna may borrow up to $3.0 billion under the term loan credit agreement; (4) New Cigna may borrow under the revolving credit agreement; and (5) Cigna and/or New Cigna may issue commercial paper.

For a more complete description of Cigna’s debt financing for the mergers, see the section entitled “Description of Financing” beginning on page 204.

Q:	Where can I find more information about Cigna and Express Scripts?
A:	You can find more information about Cigna and Express Scripts from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 219.

SUMMARY

The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, Cigna stockholders and Express Scripts stockholders are encouraged to carefully read this entire joint proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference into this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. Please also see the section entitled “Where You Can Find More Information” beginning on page 219.

Information about the Companies (Page 67)

Cigna Corporation

Cigna was incorporated in Delaware in 1981. Cigna is a global health services organization dedicated to a mission of helping individuals improve their health, well-being and sense of security. Since 2009, its strategy in support of that mission has been to “Go Deep, Go Global and Go Individual”. To further accelerate the differentiated value Cigna delivers for its customers, clients, partners and communities, it has evolved this strategy in order to expand avenues for growth and performance. Cigna’s evolved strategy is to “Go Deeper”, “Go Local” and “Go Beyond”.

Cigna executes on this strategy with a differentiated set of medical, pharmacy, behavioral, dental, disability, life and accident insurance and related products and services offered by its subsidiaries.

In an increasingly retail-oriented marketplace, Cigna focuses on delivering affordable and personalized products and services to customers through employer-based, government-sponsored and individual coverage arrangements. Cigna increasingly collaborates with health care providers to continue the transition from volume-based fee for service arrangements toward a more value-based system designed to increase quality of care, lower costs and improve health outcomes. Cigna operates a customer-centric organization enabled by keen insights regarding customer needs, localized decision-making and talented professionals committed to bringing its “Together All the Way” brand promise to life.

Cigna’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002. Cigna’s telephone number is (860) 226-6000 and its website is www.cigna.com.

Express Scripts Holding Company

Express Scripts was incorporated in Delaware in July 2011. Express Scripts puts medicine within reach of tens of millions of people by aligning with plan sponsors, taking bold action and delivering patient-centered care to make better health more affordable and accessible. Headquartered in Saint Louis, Missouri, Express Scripts provides integrated pharmacy benefit management services, including network-pharmacy claims processing, home delivery pharmacy care, specialty pharmacy care, specialty benefit management, benefit-design consultation, drug utilization review, formulary management and medical and drug data analysis services. Express Scripts also distributes a full range of biopharmaceutical products and provides extensive cost-management and patient-care services.

Express Scripts, Inc. was incorporated in Missouri in September 1986 and reincorporated in Delaware in March 1992. In July 2011, Express Scripts, Inc. and Medco Health Solutions, Inc. entered into a merger agreement providing for a new holding company named Aristotle Holding, Inc., which was incorporated in July 2011. In April 2012, Aristotle Holding, Inc. was renamed Express Scripts Holding Company. Express Scripts’ principal executive offices are located at One Express Way, Saint Louis, Missouri 63121. Express Scripts’ telephone number is (314) 996-0900 and its web site is www.express-scripts.com.

Halfmoon Parent, Inc.

New Cigna is a Delaware corporation and a direct wholly owned subsidiary of Cigna. New Cigna was incorporated on March 6, 2018, solely for the purpose of effecting the mergers and, immediately after the mergers, New Cigna will be renamed “Cigna Corporation”. Pursuant to the merger agreement, by and among Cigna, Express Scripts, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub, (1) Cigna Merger Sub will merge with and into Cigna, and (2) Express Scripts Merger Sub will merge with and into Express Scripts.

As a result of the mergers, Cigna and Express Scripts will become wholly owned subsidiaries of New Cigna. As a result of the transactions contemplated by the merger agreement, New Cigna will become a publicly traded corporation, and former Cigna stockholders and former Express Scripts stockholders will own stock in New Cigna. New Cigna has not carried on any activities other than in connection with the mergers. New Cigna’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002.

Halfmoon I, Inc.

Cigna Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of New Cigna. Cigna Merger Sub was incorporated on March 6, 2018, solely for the purpose of effecting the mergers. Cigna Merger Sub will merge with and into Cigna and, as a result, Cigna will become a wholly owned subsidiary of New Cigna. Cigna Merger Sub has not carried on any activities other than in connection with the mergers. Cigna Merger Sub’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002.

Halfmoon II, Inc.

Express Scripts Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of New Cigna. Express Scripts Merger Sub was incorporated on March 6, 2018, solely for the purpose of effecting the mergers. Express Scripts Merger Sub will merge with and into Express Scripts and, as a result, Express Scripts will become a wholly owned subsidiary of New Cigna. Express Scripts Merger Sub has not carried on any activities other than in connection with the mergers. Express Scripts Merger Sub’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002.

The Mergers

On March 7, 2018, the Cigna board of directors and the Express Scripts board of directors each approved the merger agreement, attached hereto as Annex A. Subject to the terms and conditions of the merger agreement, Cigna will acquire Express Scripts in a cash and stock transaction through (1) the merger of Cigna Merger Sub with and into Cigna, and (2) the merger of Express Scripts Merger Sub with and into Express Scripts. As a result of the mergers, which will become effective concurrently, Cigna and Express Scripts will become direct wholly owned subsidiaries of New Cigna, a new holding company, which will be renamed “Cigna Corporation” immediately after the mergers. Upon completion of the mergers, former Cigna stockholders and former Express Scripts stockholders will own stock in New Cigna, which is expected to be listed for trading on the NYSE. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

Merger Consideration Received by Cigna Stockholders (Page 165)

As a result of the Cigna merger, each share of Cigna common stock, outstanding immediately prior to the effective time, other than the Cigna excluded shares, will be converted into one share of New Cigna common stock (without the requirement to surrender any certificate previously representing any shares of Cigna common stock or the issuance of new certificates representing New Cigna common stock). A description of the New Cigna common stock to be issued in connection with the mergers is set forth in the section entitled “Description of New Cigna Capital Stock” beginning on page 206.

Merger Consideration Received by Express Scripts Stockholders (Page 165)

As a result of the Express Scripts merger, each share of Express Scripts common stock, outstanding immediately prior to the effective time, other than the Express Scripts excluded shares, will be automatically converted into (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes. Express Scripts stockholders will not receive any fractional shares of New Cigna common stock in the Express Scripts merger. Each Express Scripts stockholder that otherwise would have been entitled to receive a fraction of a share of New Cigna common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted average of the trading prices of Cigna common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny. A description of the New Cigna common stock to be issued in connection with the mergers is set forth in the section entitled “Description of New Cigna Capital Stock” beginning on page 206.

Total Shares of New Cigna Common Stock to Be Issued

Based on the number of shares of Cigna common stock and Express Scripts common stock outstanding as of [ • ], 2018, the latest practicable date before the printing of this joint proxy statement/prospectus, approximately [ • ] shares of New Cigna common stock are expected to be issued and outstanding immediately after the effective time.

Comparative Per Share Market Price and Dividend Information (Page 35)

Cigna common stock is listed on the NYSE under the symbol “CI”. Express Scripts common stock is listed on Nasdaq under the symbol “ESRX”. The following table shows the closing prices of Cigna common stock and Express Scripts common stock as reported on March 7, 2018, the last trading day before the merger agreement was publicly announced, and on July 10, 2018, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the value of the Express Scripts merger consideration, which was calculated by adding (1) the cash portion of the Express Scripts merger consideration, or $48.75, and (2) the closing price of Cigna common stock as of the specified date multiplied by the exchange ratio of 0.2434.

	Cigna Common Stock	Express Scripts Common Stock	Implied Per Share Value of Express Scripts Merger Consideration
March 7, 2018	$194.25	$73.42	$96.03
July 10, 2018	$173.45	$80.56	$90.97

The market prices of Cigna common stock and Express Scripts common stock will fluctuate prior to the consummation of the mergers. You should obtain current market quotations for the shares.

The Cigna Special Meeting (Page 69)

Date, Time and Place

The Cigna special meeting will be held at [ • ] on [ • ], at [ • ], unless the Cigna special meeting is adjourned or postponed.

Purposes of the Cigna Special Meeting

At the Cigna special meeting, Cigna stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement; and
•	a proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

Record Date; Shares Entitled to Vote

Only holders of record of Cigna common stock at the close of business on the Cigna record date ([ • ], 2018) will be entitled to vote shares held at that date at the Cigna special meeting or any adjournments or postponements thereof. Each outstanding share of Cigna common stock entitles its holder to cast one vote.

As of the Cigna record date, [ • ] shares of Cigna common stock were outstanding and entitled to vote at the Cigna special meeting.

Vote Required

Proposal to Adopt the Merger Agreement by Cigna Stockholders: Approving the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Cigna common stock outstanding and entitled to vote. Accordingly, a Cigna stockholder’s failure to submit a proxy by Internet, telephone, or by mail or to vote in person at the Cigna special meeting, an abstention from voting or a Cigna broker non-vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Cigna Special Meeting by Cigna Stockholders: Approving the proposal to adjourn the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, requires the affirmative vote of holders of a majority of the shares of Cigna common stock present, in person or represented by proxy, at the Cigna special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Cigna special meeting, while Cigna broker non-votes and shares not in attendance at the Cigna special meeting will have no effect on the outcome of any vote to adjourn the Cigna special meeting.

The Express Scripts Special Meeting (Page 74)

Date, Time and Place

The Express Scripts special meeting will be held at [ • ] on [ • ], 2018, at [ • ], unless the Express Scripts special meeting is adjourned or postponed.

Purposes of the Special Meeting

At the Express Scripts special meeting, Express Scripts stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement;
•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement; and
•	a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

Record Date; Shares Entitled to Vote

Only holders of record of Express Scripts common stock at the close of business on [ • ], 2018, which is the Express Scripts record date, will be entitled to notice of, and to vote shares held at that date at, the Express Scripts special meeting or any adjournments or postponements thereof. Each outstanding share of Express Scripts common stock entitles its holder to cast one vote.

As of the Express Scripts record date, [ • ] shares of Express Scripts common stock were outstanding and entitled to vote at the Express Scripts special meeting.

Vote Required

Proposal to Adopt the Merger Agreement by Express Scripts Stockholders: Approving the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock outstanding and entitled to vote. Accordingly, an Express Scripts stockholder’s failure to submit a proxy card or to vote in person at the Express Scripts special meeting, an abstention from voting or an Express Scripts broker non-vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Express Scripts Special Meeting by Express Scripts Stockholders: Approving the proposal to adjourn the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Express Scripts special meeting, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to adjourn the Express Scripts special meeting.

Proposal Regarding Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers: In accordance with Section 14A of the Exchange Act, Express Scripts is providing Express Scripts stockholders with the opportunity to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers, as described in the section entitled “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers” beginning on page 201. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Recommendation of the Cigna Board of Directors; Cigna’s Reasons for the Mergers (Page 96)

The Cigna board of directors has (1) approved the merger agreement, (2) declared that the mergers and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Cigna and its stockholders, (3) directed that the merger agreement be submitted for adoption by Cigna stockholders and (4) recommended that Cigna stockholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the adjournment of the Cigna special meeting.

THE CIGNA BOARD OF DIRECTORS RECOMMENDS THAT CIGNA STOCKHOLDERS VOTE:

•	“FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT; AND
•	“FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE CIGNA SPECIAL MEETING, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

We refer to the recommendation that Cigna stockholders vote “FOR” the proposal to adopt the merger agreement as the Cigna recommendation. See the section entitled “The Mergers — Recommendation of the Cigna Board of Directors; Cigna’s Reasons for the Mergers” beginning on page 96.

Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers (Page 113)

The Express Scripts board of directors has unanimously (1) approved the merger agreement and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (2) determined that the merger agreement and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Express Scripts and its stockholders, (3) directed that the merger agreement be submitted to Express Scripts stockholders for adoption and (4) recommended that Express Scripts stockholders vote “FOR” the adoption of the merger agreement, “FOR” the approval of the proposal related to the adjournment of the Express Scripts special meeting, and “FOR” the approval, by a non-binding, advisory vote, of certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

The Express Scripts board of directors recommends that Express Scripts stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;
•	“FOR” the proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement; and
•	“FOR” the proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

We refer to the recommendation that Express Scripts stockholders vote “FOR” the proposal to adopt the merger agreement as the Express Scripts recommendation. See the sections entitled “The Mergers — Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers” and “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers” beginning on pages 113 and 201, respectively.

Opinion of Financial Advisor to Cigna (Page 101)

On March 7, 2018, Morgan Stanley & Co. LLC, which we refer to as Morgan Stanley, rendered its oral opinion, which was subsequently confirmed in writing, to the Cigna board of directors to the effect that as of such date, and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement was fair from a financial point of view to Cigna.

The full text of Morgan Stanley’s written opinion to the Cigna board of directors, dated March 7, 2018, is attached to this joint proxy statement/prospectus as Annex B, and is incorporated by reference into this joint proxy statement/prospectus in its entirety. Cigna stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Cigna board of directors and addressed only the fairness from a financial point of view to Cigna, as of the date of the opinion, of the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement. Morgan Stanley’s opinion did not address any other aspects of the mergers and did not and does not constitute a recommendation as to how Cigna stockholders or Express Scripts stockholders should vote at the Cigna special meeting and the Express Scripts special meeting to be held in connection with the mergers.

Opinions of Financial Advisors to Express Scripts (Page 119)

Opinion of Centerview Partners LLC

Express Scripts retained Centerview Partners LLC, which we refer to as Centerview, as financial advisor to the Express Scripts board of directors in connection with the proposed mergers and the other transactions contemplated by the merger agreement, which we collectively refer to as the transaction throughout this section entitled “The Mergers — Opinions of Financial Advisors to Express Scripts” and the summary of the opinions of Express Scripts’ financial advisors (as defined below) in the section entitled “The Mergers — Opinions of Financial Advisors to Express Scripts” beginning on page 119. In connection with this engagement, the Express Scripts board of directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares and any other shares held by any affiliate of Express Scripts or Cigna) of the Express Scripts merger consideration proposed to be paid to such holders pursuant to the merger agreement. On March 7, 2018, Centerview rendered to the Express Scripts board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 7, 2018 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Express Scripts merger consideration proposed to be paid to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares and any other shares held by any affiliate of Express Scripts or Cigna) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 7, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Express Scripts board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares and any other shares held by any affiliate of Express Scripts or Cigna) of the Express Scripts merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to Express Scripts stockholders or any other person as to how such stockholders or other person should vote with respect to the mergers or otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Opinion of Lazard Frères & Co. LLC

Express Scripts has engaged Lazard Frères & Co. LLC, which we refer to as Lazard, as a financial advisor in connection with the transaction. In connection with the transaction, Lazard delivered a written opinion, dated March 7, 2018, to the Express Scripts board of directors as to the fairness, from a financial point of view and as of such date, of the Express Scripts merger consideration to be paid to the holders of Express Scripts common stock in the transaction (other than as specified in Lazard’s opinion).

The full text of Lazard’s written opinion, dated March 7, 2018, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex D and is incorporated herein by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s opinion. Lazard’s opinion was for the benefit of the Express Scripts board of directors (in its capacity as such) in connection with its evaluation of the transaction and did not address any terms or other aspects (other than the Express Scripts merger consideration to the extent expressly specified in Lazard’s opinion) of the transaction. Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Express Scripts might engage or the merits of the underlying decision by Express Scripts to engage in the transaction. Lazard’s opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the transaction or any matter relating thereto.

We collectively refer to Centerview and Lazard as Express Scripts’ financial advisors.

Interests of Cigna Executive Officers and Directors in the Mergers (Page 148)

Cigna’s executive officers and directors may have interests in the mergers that are different from, or in addition to, the interests of Cigna’s stockholders generally. The members of the Cigna board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the mergers and in recommending to Cigna stockholders that the merger agreement be adopted. These interests are described in more detail in the section entitled “The Mergers — Interests of Cigna Executive Officers and Directors in the Mergers” beginning on page 148.

Interests of Express Scripts Executive Officers and Directors in the Mergers (Page 150)

Express Scripts’ executive officers and directors may have interests in the mergers that are different from, or in addition to, the interests of Express Scripts stockholders generally. The members of the Express Scripts board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the mergers and in recommending to Express Scripts stockholders that the merger agreement be adopted. These interests are described in more detail in the section entitled “The Mergers — Interests of Express Scripts Executive Officers and Directors in the Mergers” beginning on page 150.

Governmental and Regulatory Approvals (Pages 157 and 179)

Each of Cigna and Express Scripts has agreed to use its reasonable best efforts to take all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the mergers, including using reasonable best efforts to (1) prepare and file all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain all waiting period expirations or terminations, consents, clearances and other authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the mergers or any of the other transactions contemplated by the merger agreement and (2) take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances and other authorizations.

However, none of Cigna, New Cigna or the other subsidiaries of Cigna will be required to, and none of Express Scripts and its subsidiaries will be permitted to, without the prior written consent of Cigna, take any action, or commit to take any action, or agree to any condition or limitation in connection with the efforts to obtain regulatory approvals that is not conditioned on the consummation of the mergers or that would result in, or would be reasonably likely to result in, individually or in the aggregate, a burdensome condition.

For a more complete description of the efforts that Cigna and Express Scripts must use to obtain regulatory approvals in connection with the mergers, see the section entitled “The Merger Agreement — Covenants and Agreements — Governmental and Regulatory Approvals” beginning on page 179.

Consummation of the mergers is conditioned on the termination or expiration of the waiting period (and any extension thereof) applicable to the mergers under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act. Cigna and Express Scripts each filed the required HSR Notification and Report Forms with respect to the mergers on March 22, 2018. On April 23, 2018, Cigna and Express Scripts each received from the Antitrust Division of the U.S. Department of Justice, which we refer to as the DOJ, a Request for Additional Information and Documentary Material, which we refer to as the second request, in connection with the mergers. The second request has the effect of extending the waiting period under the HSR Act until 30 days after the parties substantially comply with the second request, unless the waiting period is voluntarily extended by agreement of the parties or terminated earlier by the DOJ. Consummation of the mergers is also conditioned upon receiving certain approvals from, and/or making certain filings with, certain state insurance departments relating to Cigna’s and Express Scripts’ insurance company subsidiaries and certain state health departments relating to Cigna’s health care service plans and, to the extent required by applicable law, certain state pharmacy boards relating to Express Scripts’ subsidiaries licensed or authorized to engage in pharmaceutical-related business and certain state health departments relating to Express Scripts’ subsidiaries licensed or authorized as home health agencies.

The approvals to be obtained in connection with the mergers are described in more detail in the section entitled “The Mergers — Governmental and Regulatory Approvals” beginning on page 157.

Description of Financing (Page 204)

In connection with entry into the merger agreement, Cigna and New Cigna entered into a commitment letter, which we refer to as the commitment letter, dated as of March 8, 2018, with Morgan Stanley Senior Funding, Inc., and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (now known as MUFG Bank, Ltd), which we refer to collectively as the banks, pursuant to which the banks have committed to provide, subject to the terms and conditions of the commitment letter, a $26.7 billion 364-day senior unsecured bridge term loan facility, which we refer to as the bridge facility. On March 27, 2018, Cigna, New Cigna and the banks entered into a joinder to the commitment letter with twenty-one additional banks, which reallocated bridge facility commitments among the banks and the additional banks. On April 6, 2018, Cigna and New Cigna entered into a $3.0 billion term loan credit agreement, which we refer to as the term loan credit agreement, with the lenders named therein, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd, Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, and MUFG Bank, Ltd, Citibank, N.A., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as syndication agents. Concurrently with entry into the term loan credit agreement, the bridge facility commitments under the commitment letter reduced to $23.7 billion.

On April 6, 2018, Cigna and New Cigna entered into a $1.5 billion revolving loan credit agreement, which we refer to as the revolving credit agreement, with the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Citibank, N.A., as syndication agent, and Bank of America, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd and Wells Fargo Bank, National Association, as documentation agents. The revolving credit agreement will be available for working capital needs and general corporate purposes. From and after the consummation of the mergers, commitments will increase to $3.25 billion under the revolving credit agreement.

Consummation of the mergers is not conditioned on Cigna’s, New Cigna’s or Merger Subs’ ability to obtain financing. Cigna expects to use cash on hand and debt financing to fund the cash component of the Express Scripts merger consideration. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (1) Cigna or New Cigna may borrow under the bridge facility;

(2) Cigna or New Cigna may issue senior notes in the public and/or private capital markets; (3) Cigna or New Cigna may borrow up to $3.0 billion under the term loan credit agreement; (4) New Cigna may borrow under the revolving credit agreement; and (5) Cigna and/or New Cigna may issue commercial paper.

For a more complete description of Cigna’s debt financing for the mergers, see the section entitled “Description of Financing” beginning on page 204.

No Solicitation (Page 175)

Cigna and Express Scripts have each agreed not to (1) solicit, initiate or knowingly encourage or knowingly facilitate the submission of inquiries, proposals or offers from any other person relating to or that would reasonably be expected to lead to any acquisition proposal (as defined below), (2) enter into any agreement to consummate, approve or endorse any acquisition proposal or to abandon, terminate or fail to consummate the mergers, (3) enter into or participate in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnish to any person non-public information with respect to its business, properties or assets in connection with any acquisition proposal or (4) agree, propose or resolve to take, or take, any of the foregoing actions.

Notwithstanding these restrictions, if at any time after the date of the merger agreement and prior to the special meeting of its stockholders, Cigna or Express Scripts receives an unsolicited bona fide written acquisition proposal and its board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that the acquisition proposal constitutes or would reasonably be expected to result in a superior proposal (as defined on below) and that failure to take such action would be inconsistent with the fiduciary duties of the members of the Express Scripts board of directors or the Cigna board of directors to their respective stockholders, under applicable law, Cigna or Express Scripts, as applicable, may furnish information with respect to itself to, and engage in negotiations or discussions with, the party making the acquisition proposal.

Cigna and Express Scripts have agreed to notify each other within 24 hours of the receipt of any acquisition proposal or any request for information that is reasonably likely to lead to an acquisition proposal, or of any determination by its board of directors that an acquisition proposal constitutes or would reasonably be expected to result in a superior proposal. Each party has also agreed to keep the other party informed, on a current basis, as to the status of any acquisition proposal, and to keep the other party informed as to the material details of all discussions or negotiations with respect to any acquisition proposal.

For a more complete description of the non-solicitation obligations in the merger agreement, see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 175.

Changes in Board Recommendations (Page 177)

Each of Cigna and Express Scripts has agreed that its board of directors will not (1) change, withdraw, modify, qualify, withhold or amend in any manner adverse to the other party the recommendation of the board of directors that Cigna stockholders or Express Scripts stockholders, as applicable, adopt the merger agreement (or publicly propose to do so); (2) approve, declare advisable or recommend any acquisition proposal (or publicly propose to do so); (3) fail to include in this joint proxy statement/prospectus the recommendation of the board of directors that Cigna stockholders or Express Scripts stockholders, as applicable, adopt the merger agreement; (4) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the board of directors; or (5) after receipt of any acquisition proposal, other than with respect to certain periods applicable to tender or exchange offers, fail to publicly reaffirm the recommendation of the board of directors or fail to recommend against an acquisition proposal within five business days after a request by the other party to do so (subject to certain limitations). We refer to any of the above actions as a change in recommendation.

Notwithstanding the foregoing, each of the Cigna board of directors and the Express Scripts board of directors may, as applicable, subject to meeting the additional requirements and following the procedures described in the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 175, make a change in recommendation at any time prior to the adoption of the merger agreement by Cigna stockholders or Express Scripts stockholders, as applicable, (1) in response to an intervening event (as defined below); or (2) following receipt after the date of the merger agreement of an unsolicited bona fide written acquisition proposal that did not result from or arise out of a breach of the non-solicitation obligations in the merger agreement and that the applicable board of directors determines in good faith, in consultation with its financial advisors and outside legal counsel, is a superior proposal, in each case, if the applicable board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the members of the applicable board of directors to its stockholders under applicable law and after compliance with certain notice and procedural requirements.

For a more complete description of the restrictions on changes in recommendation in the merger agreement, see the section entitled “The Merger Agreement — Covenants and Agreements — Changes in Board Recommendations” beginning on page 177.

Conditions to the Mergers (Page 188)

Each party’s obligation to effect the mergers is subject to the satisfaction or (to the extent permitted by law) waiver by Cigna and Express Scripts at or prior to the effective time of the following conditions:

•	Cigna Stockholder Approval. Cigna having obtained the affirmative vote of the holders of a majority of the outstanding shares of Cigna common stock entitled to vote at the Cigna special meeting in favor of the adoption of the merger agreement.
•	Express Scripts Stockholder Approval. Express Scripts having obtained the affirmative vote of the holders of a majority of the outstanding shares of Express Scripts common stock entitled to vote at the Express Scripts special meeting in favor of the adoption of the merger agreement.
•	Absence of Legal Restraint. No law having been adopted or promulgated, or being in effect, and no temporary, preliminary or permanent injunction or order issued by one or more specified governmental entities of competent jurisdiction being in effect, in each case having the effect of making the mergers illegal or otherwise prohibiting consummation of the mergers or imposing, individually or in the aggregate, a burdensome condition. We refer to any of the foregoing as a legal restraint.
•	Absence of Legal Proceedings. None of specified governmental entities having instituted any action or proceeding (which remains pending at what would otherwise be the closing date (as defined below)) before any U.S. court or other governmental entity of competent jurisdiction seeking to temporarily or permanently enjoin, restrain or otherwise prohibit consummation of the mergers or impose a legal restraint.
•	Regulatory Approvals. The waiting period (and any extension thereof) applicable to the mergers and the other transactions contemplated by the merger agreement under the HSR Act having been terminated or having expired without the imposition, individually or in the aggregate, of a burdensome condition, and the approvals or consents of specified governmental entities having been received and being in full force and effect without the imposition, individually or in the aggregate, of a burdensome condition.
•	NYSE Listing. The shares of New Cigna common stock to be issued in the mergers having been approved for listing on the NYSE, subject to official notice of issuance.
•	Effectiveness of Registration Statement. The registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, having been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceeding for that purpose having been initiated or threatened by the SEC.

The obligations of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub to effect the mergers are subject to the satisfaction, or waiver by Cigna, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties. The representations and warranties of Express Scripts in the merger agreement being true and correct, in each case both when made and at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), subject in most cases to “materiality” and “material adverse effect” qualifications.

•	Covenants. Express Scripts having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. Cigna having received a certificate of an executive officer of Express Scripts, dated as of the closing date, certifying that the conditions described in this paragraph under “— Representations and Warranties” and “— Covenants” have been satisfied.
•	Tax Opinion. Cigna having received a written opinion from Wachtell Lipton, dated as of the closing date and in form and substance reasonably satisfactory to Cigna, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, (1) the mergers, taken together, will be treated as a transaction described in Section 351 of the Code or (2) the Cigna merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Cigna waives the condition to receive such tax opinion and the consequences of not receiving such opinion would be material to the Cigna stockholders, Cigna will call an additional special meeting in order to resolicit the vote of the Cigna stockholders to approve the proposal to adopt the merger agreement.

The obligations of Express Scripts to effect the mergers are subject to the satisfaction, or waiver by Express Scripts, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties. The representations and warranties of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub in the merger agreement being true and correct, in each case both when made and at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), subject in most cases to “materiality” and “material adverse effect” qualifications.
•	Covenants. Cigna having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. Express Scripts having received a certificate of an executive officer of Cigna, dated as of the closing date, certifying that the conditions described in this paragraph under “— Representations and Warranties” and “— Covenants” have been satisfied.
•	Tax Opinion. Express Scripts having received a written opinion from Skadden, dated as of the closing date and in form and substance reasonably satisfactory to Express Scripts, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In the event that Express Scripts waives the condition to receive such tax opinion and the consequences of not receiving such opinion would be material to the Express Scripts stockholders, Express Scripts will call an additional special meeting in order to resolicit the vote of the Express Scripts stockholders to approve the proposal to adopt the merger agreement.

The closing conditions in the merger agreement are described further in the section entitled “The Merger Agreement — Conditions to the Mergers” beginning on page 188.

Closing (Page 164)

Unless the merger agreement is terminated, as described in the section entitled “— Termination” beginning on page 190, the closing of the mergers, which we refer to as the closing, will occur on the fifth business day after the satisfaction or waiver (to the extent permitted by law) of the closing conditions described above (other than those conditions that are to be satisfied at the closing but subject to the satisfaction or waiver of them at the closing) or on such other date as agreed to by the parties to the merger agreement, which we refer to as the closing date.

Termination (Page 190)

The merger agreement may be terminated and the mergers abandoned at any time prior to the effective time (except as provided below, whether before or after the adoption of the merger agreement by Cigna stockholders or Express Scripts stockholders) by mutual written consent of Cigna and Express Scripts or as follows:

•	By either Cigna or Express Scripts:
•	if the effective time has not occurred on or before December 8, 2018, which we refer to as the termination date, provided that, if on the termination date, any of the conditions described under the sections entitled “The Merger Agreement — Conditions to the Mergers — Absence of Legal Restraint” (only to the extent the applicable legal restraint relates to a regulatory law) or “The Merger Agreement — Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, is not satisfied, but all other closing conditions either have been satisfied or would have been satisfied if the closing were to occur on such date, then the termination date may be extended by either Cigna or Express Scripts to June 8, 2019 (provided that this right to terminate the merger agreement will not be available to any party whose material breach of any obligation under the merger agreement has been the primary cause of the failure of the effective time to occur on or before the termination date);
•	if any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the mergers or otherwise prohibiting the consummation of the mergers has become final and non-appealable (provided that this right to terminate the merger agreement will not be available to any party whose material breach of any obligation under the merger agreement has been the primary cause of the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted); or
•	if (1) the adoption of the merger agreement by Express Scripts stockholders has not been obtained upon a vote on the proposal to adopt the merger agreement at the Express Scripts special meeting or (2) the adoption of the merger agreement by Cigna stockholders has not been obtained upon a vote on the proposal to adopt the merger agreement at the Cigna special meeting (in each case, as the applicable meeting may have been adjourned or postponed in accordance with the merger agreement);
•	By Express Scripts:
•	prior to the adoption of the merger agreement by Cigna stockholders, if there has been a change in recommendation effected by the Cigna board of directors (or the Cigna board of directors has resolved to effect a change in recommendation), whether or not such change in recommendation is permitted by the merger agreement provisions described in the section entitled “The Merger Agreement — Covenants and Agreements — Changes in Board Recommendations” beginning on page 177;
•	prior to the adoption of the merger agreement by Express Scripts stockholders, in order to enter into a definitive agreement with respect to a superior proposal, subject to material compliance with the merger agreement provisions described in the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 175 and the prior or concurrent payment of a $1.6 billion termination fee to Cigna; or
•	if Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub has breached or failed to perform any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub has become untrue, in either case such that the applicable closing condition would not be satisfied, and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if such breach is reasonably capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach from Express Scripts to Cigna and (b) the termination date (provided that this right to terminate the merger agreement will not be available to Express Scripts if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Express Scripts has become untrue, in either case so as to result in the failure of the applicable closing condition);

•	By Cigna:
•	prior to the adoption of the merger agreement by Express Scripts stockholders, if there has been a change in recommendation effected by the Express Scripts board of directors (or the Express Scripts board of directors has resolved to effect a change in recommendation), whether or not such change in recommendation is permitted by the merger agreement provisions described in the section entitled “The Merger Agreement — Covenants and Agreements — Changes in Board Recommendations” beginning on page 177;
•	prior to the adoption of the merger agreement by Cigna stockholders, in order to enter into a definitive agreement with respect to a superior proposal, subject to material compliance with the merger agreement provisions described in the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 175 and the prior or concurrent payment of a $1.6 billion termination fee to Express Scripts; or
•	if Express Scripts has breached or failed to perform any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of Express Scripts has become untrue, in either case such that the applicable closing condition would not be satisfied, and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if such breach is reasonably capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach from Cigna to Express Scripts and (b) the termination date (provided that this right to terminate the merger agreement will not be available to Cigna if Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub has become untrue, in either case so as to result in the failure of the applicable closing condition).

Termination Fees; Expenses (Page 192)

All fees and expenses incurred in connection with the mergers will be the obligation of the respective party incurring such fees and expenses, except (1) Cigna and Express Scripts will each bear and pay one-half of the expenses incurred in connection with (a) the filing, printing and mailing of this joint proxy statement/prospectus and (b) filing fees related to the mergers and the merger agreement under the HSR Act, (2) as provided in the merger agreement provisions described in the sections entitled “The Merger Agreement — Covenants and Agreements — Financing” and “The Merger Agreement — Covenants and Agreements — Indebtedness” beginning on pages 183 and 185, respectively, and (3) as provided in the merger agreement provisions described in the section entitled “The Merger Agreement — Termination Fees; Expenses” beginning on page 192 (and as summarized below).

If the merger agreement is terminated under certain circumstances, Express Scripts or Cigna, as applicable, will be required to pay the other party a termination fee of $1.6 billion, which we refer to as the termination fee. The termination fee will be payable by Express Scripts to Cigna in any of the following circumstances:

•	(1) if Cigna terminates the merger agreement because of a change in recommendation by the Express Scripts board of directors or (2) if the merger agreement is terminated because of a failure to obtain the Express Scripts stockholder vote in favor of the adoption of the merger agreement and, at the time of such termination under (2), Cigna had the right to terminate the merger agreement because the Express Scripts board of directors had previously changed its recommendation;
•	if all of the following events occur:
•	Cigna or Express Scripts terminates the merger agreement because of a failure of the closing to occur by the termination date or a failure to obtain the Express Scripts stockholder vote in favor of the adoption of the merger agreement, or Cigna terminates the merger agreement because of a breach of Express Scripts’ covenants in respect of a covenant required to be performed by Express Scripts under the merger agreement;

•	after the date of the merger agreement, an acquisition proposal with respect to Express Scripts is publicly disclosed or announced or becomes publicly known, and is not publicly withdrawn:
•	prior to the termination date (in the case of a termination resulting from a failure of the closing to occur by the termination date);
•	at or prior to the time of the Express Scripts special meeting (in the case of a termination resulting from a failure to obtain the Express Scripts stockholder vote in favor of the adoption of the merger agreement); or
•	prior to the termination of the merger agreement (in the case of a termination resulting from a breach of Express Scripts’ covenants);
•	the conditions described under the sections entitled “The Merger Agreement — Conditions to the Mergers — Absence of Legal Restraint” (but only with respect to legal restraints that relate to a regulatory law) and “— The Merger Agreement — Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, have been satisfied or waived (in the case of a termination resulting from a failure of the closing to occur by the termination date); and
•	within 12 months following such termination, Express Scripts or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or
•	if Express Scripts terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.

The termination fee will be payable by Cigna to Express Scripts in any of the following circumstances:

•	(1) if Express Scripts terminates the merger agreement because of a change in recommendation by the Cigna board of directors or (2) if the merger agreement is terminated because of a failure to obtain the Cigna stockholder vote in favor of the adoption of the merger agreement and, at the time of such termination under (2), Express Scripts had the right to terminate the merger agreement because the Cigna board of directors had previously changed its recommendation;
•	if all of the following events occur:
•	Cigna or Express Scripts terminates the merger agreement because of a failure of the closing to occur by the termination date or a failure to obtain the Cigna stockholder vote in favor of the adoption of the merger agreement, or Express Scripts terminates the merger agreement because of a breach of Cigna’s covenants in respect of a covenant required to be performed by Cigna under the merger agreement;
•	after the date of the merger agreement, an acquisition proposal with respect to Cigna is publicly disclosed or announced or becomes publicly known, and is not publicly withdrawn:
•	prior to the termination date (in the case of a termination resulting from a failure of the closing to occur by the termination date);
•	at or prior to the time of the Cigna special meeting (in the case of a termination resulting from a failure to obtain the Cigna stockholder vote in favor of the adoption of the merger agreement); or
•	prior to the termination of the merger agreement (in the case of a termination resulting from a breach of Cigna’s covenants);
•	the conditions described under the sections entitled “The Merger Agreement — Conditions to the Mergers — Absence of Legal Restraint” (but only with respect to legal restraints that relate to a regulatory law) and “— The Merger Agreement — Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, have been satisfied or waived (in the case of a termination resulting from a failure of the closing to occur by the termination date); and
•	within 12 months following such termination, Cigna or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or

•	if Cigna terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.

If the merger agreement is terminated under certain circumstances, Cigna will be required to pay Express Scripts a termination fee of $2.1 billion, which we refer to as the reverse termination fee. The reverse termination fee will be payable by Cigna to Express Scripts if Cigna or Express Scripts terminates the merger agreement (1) because a legal restraint prohibiting consummation of the mergers has become final and non-appealable, but only if the applicable legal restraint relates to a regulatory law, or (2) because the closing has not occurred by the termination date and, in the case of this clause (2), at the time of such termination, all of the conditions to Cigna’s obligation to effect the mergers have been satisfied or validly waived (other than one or both of (a) the conditions described under the sections entitled “The Merger Agreement — Conditions to the Mergers — Absence of Legal Restraint” (but only if the applicable legal restraint relates to a regulatory law) and “The Merger Agreement — Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, and/or (b) those conditions that by their nature are to be satisfied at the closing, provided that those conditions were capable of being satisfied if the closing occurred on the date of the termination). However, no reverse termination fee will be payable in the event that Express Scripts’ material breach of its obligations under the merger agreement provisions described in the section entitled “The Merger Agreement — Covenants and Agreements — Governmental and Regulatory Approvals” beginning on page 179, or its obligation not to take any action that would reasonably be expected to prevent or materially delay or materially impair the consummation of the mergers is the primary cause of the failure of one of the conditions described under the sections entitled “The Merger Agreement — Conditions to the Mergers — Absence of Legal Restraint” and “The Merger Agreement — Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, to be satisfied.

Notwithstanding the foregoing, in no event will Cigna or Express Scripts, as applicable, be required to pay the termination fee more than once, and in no event will Cigna be required to pay both the termination fee and the reverse termination fee.

Material U.S. Federal Income Tax Consequences (Page 195)

For U.S. federal income tax purposes, (1) the mergers, taken together, are intended to qualify as a transaction described in Section 351 of the Code, and (2) the Cigna merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Express Scripts’ obligation to complete the Express Scripts merger that Express Scripts receive a written opinion of its counsel, Skadden, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code. It is a condition to Cigna’s obligation to complete the Cigna merger that Cigna receive an opinion of its special counsel, Wachtell Lipton, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code, or that the Cigna merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, on the basis of such opinions:

•	U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195) of Cigna common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Cigna common stock for New Cigna common stock pursuant to the Cigna merger; and
•	subject to the discussion below regarding potential redemption or dividend treatment, a U.S. holder of Express Scripts common stock will recognize gain, but not loss, on the exchange of Express Scripts common stock for a combination of New Cigna common stock and cash equal to the lesser of: (1) the excess of (a) the sum of the fair market value of New Cigna common stock and the amount of cash received in the Express Scripts merger over (b) such U.S. holder’s tax basis in the Express Scripts common stock surrendered in exchange therefor, and (2) the amount of cash received by such stockholder in the Express Scripts merger.

To the extent, however, that any portion of the cash consideration received by a U.S. holder of Express Scripts common stock is considered to be provided by Express Scripts, such cash should be treated as received in a redemption by Express Scripts of a portion of such U.S. holder’s Express Scripts common stock. In such case, subject to the discussion below regarding potential dividend treatment, a U.S. holder would recognize capital gain or loss equal to the difference between such cash and the U.S. holder’s tax basis in the portion of such holder’s shares of Express Scripts common stock treated as redeemed.

Moreover, in certain circumstances, a holder of shares of Express Scripts common stock could be treated as receiving a dividend in an amount up to the amount of the cash consideration received by such holder pursuant to the Express Scripts merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195) of Express Scripts common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the Express Scripts merger.

For a more complete discussion of the U.S. federal income tax consequences of the transactions, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195. Tax matters can be complicated, and the tax consequences of the transactions to a particular holder will depend on such holder’s particular facts and circumstances. All holders should consult with their own tax advisors to determine the specific U.S. federal, state or local or foreign income or other tax consequences of the transactions to them.

Appraisal Rights (Page 159)

Under Delaware law, holders of shares of Cigna common stock will not have the right to obtain payment in cash for the fair value of their shares of Cigna common stock rather than the Cigna merger consideration.

Under Delaware law, holders of shares of Express Scripts common stock that meet certain requirements will have the right to obtain payment in cash for the fair value of their shares of Express Scripts common stock, as determined by the Delaware Court of Chancery, rather than the Express Scripts merger consideration. To exercise appraisal rights, Express Scripts stockholders must strictly follow the procedures prescribed by Section 262 of the DGCL. These procedures are summarized in the section entitled “The Mergers — Appraisal Rights” beginning on page 159. In addition, the full text of Section 262 of the DGCL is included as Annex G to this joint proxy statement/prospectus.

Listing of New Cigna Common Stock on the NYSE (Page 163)

Shares of New Cigna common stock received by Cigna stockholders and Express Scripts stockholders in the mergers are expected to be listed on the NYSE under the symbol “CI”. After completion of the mergers, Express Scripts common stock will no longer be listed or traded on Nasdaq.

Comparison of Stockholder Rights (Page 207)

As a result of the mergers, the holders of Cigna common stock and the holders of Express Scripts common stock will become holders of New Cigna common stock. Following the mergers, Cigna stockholders and Express Scripts stockholders will have rights as New Cigna stockholders that are different from the rights that they had as Cigna stockholders or Express Scripts stockholders due to the different provisions of the governing documents of Cigna, Express Scripts and New Cigna. For additional information comparing the rights of Cigna stockholders, Express Scripts stockholders and New Cigna stockholders, see the section entitled “Comparison of Stockholder Rights” beginning on page 207.

Litigation Related to the Mergers (Page 163)

On June 22, 2018, a putative class action complaint was filed against Express Scripts and the Express Scripts board of directors in the United States District Court for the Eastern District of Missouri under the caption Neufeld v. Express Scripts Holding Company, No. 4:18-cv-01017 (E.D. Mo.). A second putative class action complaint was filed on June 26, 2018 against Express Scripts and the Express Scripts board of directors in the United States District Court for the District of Delaware under the caption Zucker v. Express Scripts Holding Company, No. 1:18-cv-00949 (D. Del.). A third putative class action complaint was filed on June 28, 2018 against Express Scripts and the Express Scripts board of directors in the United States District Court for the District of Delaware under the caption Stern v. Express Scripts Holding Company, No. 1:18-cv-00959 (D. Del.). A fourth putative class action complaint was filed on June 29, 2018 against Express Scripts, the Express Scripts board of directors, Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub in the United States District Court for the District of Delaware under the caption Wilson v. Express Scripts Holding Company, No. 1:18-cv-00977 (D. Del.). The complaints allege that the registration statement filed on May 16, 2018 in connection with the mergers omitted material information in violation of Sections 14(a) and 20(a) of the Exchange Act, rendering the registration statement false and misleading. Among other remedies, the complaints seek to enjoin the Express Scripts special meeting and the closing of the mergers, as well as damages, costs and attorneys’ fees. The defendants believe that the lawsuits are without merit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CIGNA

The following table presents selected historical consolidated financial data of Cigna. The selected historical consolidated financial data of Cigna for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from Cigna’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Cigna for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, are derived from Cigna’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data as of and for the three months ended March 31, 2018 and 2017 are derived from Cigna’s unaudited consolidated financial statements and accompanying notes, which are contained in Cigna’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and 2017. Cigna’s Form 10-Q for the quarter ended March 31, 2018 has been incorporated by reference into this joint proxy statement/prospectus. Cigna’s management believes that Cigna’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair statement of the results of each interim period.

The following selected historical consolidated financial data of Cigna is only a summary and is not necessarily indicative of the results of future operations of Cigna or New Cigna, following the completion of the mergers, which we refer to as the combined company, and you should read such information in conjunction with Cigna’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which are incorporated by reference into this joint proxy statement/prospectus. In particular, please refer to the notes to Cigna’s audited consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding Cigna’s future financial condition and results of operations. For more information, see the section entitled “Where You Can Find More Information” beginning on page 219.

	As of and for the three months ended March 31,		As of and for the years ended December 31,
(Dollars in millions, except per share amounts)	2018	2017(1)	2017	2016	2015	2014	2013
Total revenues	$11,380	$10,474	$41,616	$39,668	$37,876	$34,914	$32,380
Shareholders’ net income	$915	$598	$2,237	$1,867	$2,094	$2,102	$1,476
Net income	$917	$593	$2,232	$1,843	$2,077	$2,094	$1,478
Shareholders’ net income per share
Basic	$3.78	$2.34	$8.92	$7.31	$8.17	$7.97	$5.28
Diluted	$3.72	$2.30	$8.77	$7.19	$8.04	$7.83	$5.18
Common dividends declared per share	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04
Cash and investments	$32,635	$31,414	$31,591	$30,000	$26,681	$25,762	$25,160
Total assets	$63,141	$61,153	$61,753	$59,360	$57,088	$55,870	$54,306
Long-term debt	$5,191	$4,621	$5,199	$4,756	$5,020	$4,979	$4,984
Total liabilities	$48,897	$46,892	$47,969	$45,575	$44,975	$44,991	$43,629
Shareholders’ equity	$14,195	$14,202	$13,735	$13,723	$12,035	$10,774	$10,567
(1)	March 31, 2017 amounts have been updated to reflect Cigna's adoption of Accounting Standards Update 2014-09 (Revenue from Contracts with Customers) through full retrospective restatement in 2018.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EXPRESS SCRIPTS

The following table presents selected historical consolidated financial data of Express Scripts. The selected historical consolidated financial data of Express Scripts for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from Express Scripts’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Express Scripts for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, are derived from Express Scripts’ audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data as of and for the three months ended March 31, 2018 and 2017 are derived from Express Scripts’ unaudited consolidated financial statements and accompanying notes, which are contained in Express Scripts’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and 2017. Express Scripts’ Form 10-Q for the quarter ended March 31, 2018 is incorporated by reference into this joint proxy statement/prospectus. Express Scripts’ management believes that Express Scripts’ unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair statement of the results of each interim period.

The following selected historical consolidated financial data of Express Scripts is only a summary and is not necessarily indicative of the results of future operations of Express Scripts or the combined company, and you should read such information in conjunction with Express Scripts’ audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which are incorporated by reference into this joint proxy statement/prospectus. In particular, please refer to the notes to Express Scripts’ audited consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding Express Scripts’ future financial condition and results of operations. For more information, see the section entitled “Where You Can Find More Information” beginning on page 219.

	As of and for the three months ended March 31,		As of and for the years ended December 31,
(in millions, except per share data)	2018(1)	2017	2017(1)	2016	2015	2014	2013
Statement of Operations Data
Revenues(2)	$24,769.4	$24,654.9	$100,064.6	$100,287.5	$101,751.8	$100,887.1	$104,098.8
Cost of revenues(2)	22,890.0	22,782.2	91,302.5	91,667.0	93,349.9	92,962.0	95,966.4
Gross profit	1,879.4	1,872.7	8,762.1	8,620.5	8,401.9	7,925.1	8,132.4
Selling, general and administrative	917.8	818.1	3,268.1	3,532.7	4,062.6	4,322.7	4,580.7
Operating income	961.6	1,054.6	5,494.0	5,087.8	4,339.3	3,602.4	3,551.7
Other expense, net	(142.0)	(139.4)	(565.0)	(660.7)	(475.5)	(536.2)	(521.4)
Income before income taxes	819.6	915.2	4,929.0	4,427.1	3,863.8	3,066.2	3,030.3
Provision for income taxes(3)	193.7	364.9	397.3	999.5	1,364.3	1,031.2	1,104.0
Net income from continuing operations	625.9	550.3	4,531.7	3,427.6	2,499.5	2,035.0	1,926.3
Net loss from discontinued operations, net of tax(4)	—	—	—	—	—	—	(53.6)
Net income	625.9	550.3	4,531.7	3,427.6	2,499.5	2,035.0	1,872.7
Less: Net income attributable to non-controlling interest	2.7	4.0	14.3	23.2	23.1	27.4	28.1
Net income attributable to Express Scripts	$623.2	$546.3	$4,517.4	$3,404.4	$2,476.4	$2,007.6	$1,844.6
(1)	Includes the acquisitions of myMatrixx Holdings, Inc., which we refer to as myMatrixx, on May 15, 2017 and CareCore National Group, LLC and its affiliates d/b/a eviCore healthcare, which we refer to as eviCore, on December 15, 2017, and the sale of United BioSource, which we refer to as UBC, on December 27, 2017.

(2)	Includes retail pharmacy co-payments of $2,492.4 million and $2,466.3 million for the three months ended March 31, 2018 and 2017 respectively, and $8,241.3 million, $8,569.2 million, $9,170.0 million, $10,272.7 million and $12,620.3 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(3)	During the fourth quarter of 2017, as a result of federal tax reform legislation, Express Scripts revalued its deferred tax assets and liabilities to reflect the reduction in the federal tax rate. This revaluation caused a decrease in the “Provision for income taxes” line item on the consolidated statement of operations of approximately $1,381.0 million. During 2016, Express Scripts resolved the tax treatment of the 2012 divestiture of PolyMedica Corporation (Liberty). Accordingly, Express Scripts recognized a net tax benefit of approximately $511.0 million, which also impacted the effective tax rate.
(4)	Primarily consists of the results of operations of Express Scripts’ acute infusion therapies line of business and various portions of Express Scripts’ UBC line of business which were sold during 2013 and Express Scripts’ European operations which were substantially shut down in 2014.
	As of and for the three months ended March 31,		As of and for the years ended December 31,
(in millions, except per share data)	2018(1)	2017	2017(1)	2016	2015	2014	2013
Weighted-average shares outstanding:
Basic	562.8	601.0	580.1	626.9	689.0	750.3	808.6
Diluted	567.1	605.1	583.4	631.4	695.3	759.1	821.6
Basic earnings (loss) per share:
Continuing operations attributable to Express Scripts	$1.11	$0.91	$7.79	$5.43	$3.59	$2.68	$2.35
Discontinued operations attributable to Express Scripts(2)	—	—	—	—	—	—	(0.07)
Net earnings attributable to Express Scripts	1.11	0.91	7.79	5.43	3.59	2.68	2.28
Diluted earnings (loss) per share:
Continuing operations attributable to Express Scripts	$1.10	$0.90	$7.74	$5.39	$3.56	$2.64	$2.31
Discontinued operations attributable to Express Scripts(2)	—	—	—	—	—	—	(0.07)
Net earnings attributable to Express Scripts	1.10	0.90	7.74	5.39	3.56	2.64	2.25
Amounts attributable to Express Scripts:
Income from continuing operations, net of tax	$623.2	$546.3	$4,517.4	$3,404.4	$2,476.4	$2,007.6	$1,898.2
Net loss from discontinued operations, net of tax(2)	—	—	—	—	—	—	(53.6)
Net income attributable to Express Scripts	$623.2	$546.3	$4,517.4	$3,404.4	$2,476.4	$2,007.6	$1,844.6
Balance Sheet Data
Cash and cash equivalents	$2,317.6	$3,163.8	$2,309.6	$3,077.2	$3,186.3	$1,832.6	$1,991.4
Working capital deficit	(5,248.3)	(4,952.5)	(5,889.3)	(4,064.7)	(5,095.8)	(6,444.5)	(4,738.4)
Total assets	53,405.6	51,056.0	54,255.8	51,744.9	53,243.3	53,748.3	53,495.6
Debt:
Short-term debt and current maturities of long-term debt	85.6	1,621.3	1,032.9	722.3	1,646.4	2,551.0	1,578.5
Long-term debt	14,900.5	13,906.2	14,981.5	14,846.0	13,946.3	10,966.4	12,315.9
Capital lease obligation	64.3	24.3	45.6	27.0	38.5	28.4	42.0
Stockholders’ equity	18,448.1	15,929.6	18,125.3	16,243.8	17,380.5	20,064.0	21,844.8
(1)	Includes the acquisitions of myMatrixx Holdings, Inc. (“myMatrixx”) on May 15, 2017 and CareCore National Group, LLC and its affiliates d/b/a eviCore healthcare (“eviCore”) on December 15, 2017, and the sale of UBC on December 27, 2017.
(2)	Primarily consists of the results of operations of Express Scripts’ acute infusion therapies line of business and various portions of Express Scripts’ UBC line of business which were sold during 2013 and Express Scripts’ European operations which were substantially shut down in 2014.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information for Cigna, New Cigna and Express Scripts for the year ended December 31, 2017 and the three months ended March 31, 2018.

Historical Per Common Share Information of Cigna and Express Scripts. The historical per common share information of each of Cigna and Express Scripts below is derived from the audited consolidated financial statements of each of Cigna and Express Scripts, respectively, as of and for the year ended December 31, 2017, and the unaudited consolidated financial statements of each of Cigna and Express Scripts as of and for the three months ended March 31, 2018.

Unaudited Pro Forma Combined per New Cigna Common Share Data. The unaudited pro forma combined per New Cigna common share data set forth below gives effect to the mergers under the acquisition method of accounting, as if the mergers had been effective on January 1, 2017, the first day of Cigna’s fiscal year ended December 31, 2017, in the case of shareholders’ net income per share. The unaudited pro forma combined book value per New Cigna common share data set forth below gives effect to the mergers under the acquisition method of accounting, as if the mergers had been effective March 31, 2018, assuming that each outstanding share of Express Scripts common stock and performance share unit award subject to performance-based vesting conditions measured over a performance period not completed prior to the effective time had vested and been converted into shares of New Cigna common stock in accordance with the terms of the merger agreement.

The unaudited pro forma combined per New Cigna common share data is derived from the audited consolidated financial statements of each of Cigna and Express Scripts as of and for the year ended December 31, 2017, and the unaudited condensed consolidated financial statements of each of Cigna and Express Scripts as of and for the three months ended March 31, 2018.

The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification, which we refer to as ASC, 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurements, which Cigna has adopted as required. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Express Scripts’ assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Express Scripts at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

Unaudited Pro Forma Combined per Express Scripts Equivalent Share Data. The unaudited pro forma combined per Express Scripts equivalent share data set forth below shows the effect of the mergers from the perspective of an owner of Express Scripts common stock. The information was calculated by multiplying the unaudited pro forma combined per share of New Cigna common stock amounts by the exchange ratio.

Generally. You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of Cigna and Express Scripts and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See the sections entitled “Selected Historical Consolidated Financial Data of Cigna”, “Selected Historical Consolidated Financial Data of Express Scripts” and “Where You Can Find More Information” beginning on pages 30, 31, and 219, respectively. The pro forma information is presented for illustrative purposes only and does not purport to represent the actual results of operations that New Cigna would have achieved if the mergers had been completed as of the beginning of the period presented, or to project the future results of operations of New Cigna after the completion of the mergers. The unaudited pro forma information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial

Statements” and “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements” beginning on pages 51 and 55, respectively.

	As of / For the Three Months Ended March 31, 2018	As of / For the Year Ended December 31, 2017
Cigna Historical per Common Share Data
Shareholders’ net income – basic	$3.78	$8.92
Shareholders’ net income – diluted	3.72	8.77
Cash dividends declared	0.04	0.04
Book value(1)	58.36	56.30
Express Scripts Historical per Common Share Data
Net income attributable to Express Scripts – basic	$1.11	$7.79
Net income attributable to Express Scripts – diluted	1.10	7.74
Cash dividends declared	—	—
Book value(1)	32.83	32.10
Unaudited Pro Forma Combined per New Cigna Common Share Data
Shareholders’ net income – basic	$2.68	$12.20
Shareholders’ net income – diluted	2.63	12.00
Cash dividends declared(2)	N/A	N/A
Book value(1)	98.89	N/A
Unaudited Pro Forma Combined per Express Scripts Common Stock Data
Shareholders’ net income attributable to Express Scripts – basic(3)	$0.65	$2.97
Shareholders’ net income attributable to Express Scripts – diluted(3)	0.64	2.92
Cash dividends declared(2)	N/A	N/A
Book value(1), (3)	24.07	N/A
(1)	Amount is calculated by dividing shareholders’ equity by shares of Cigna, Express Scripts or New Cigna common stock, as applicable, outstanding at the end of the period.
(2)	Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by the New Cigna board of directors following completion of the mergers.
(3)	Amounts calculated by multiplying the New Cigna unaudited pro forma combined per share amounts by the exchange ratio of 0.2434 of a share of New Cigna common stock per share of Express Scripts common stock.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Market Prices

The following table sets forth, for the calendar periods indicated, the intra-day high and low sales prices per share of Cigna common stock and per share of Express Scripts common stock as reported on the NYSE and Nasdaq, respectively, as well as the dividends declared with respect to shares of Cigna stock. The shares of Cigna common stock are traded on the NYSE under the symbol “CI”, and the shares of Express Scripts common stock are traded on Nasdaq under the symbol “ESRX”.

	Cigna Common Stock			Express Scripts Common Stock
	High	Low	Dividends	High	Low	Dividends
2015
First Calendar Quarter	$131.13	$100.68	$0.04	$88.83	$79.01	N/A
Second Calendar Quarter	$170.63	$124.30	N/A	$92.46	$83.41	N/A
Third Calendar Quarter	$166.19	$125.61	N/A	$94.61	$68.06	N/A
Fourth Calendar Quarter	$148.51	$127.51	N/A	$89.20	$79.66	N/A
2016
First Calendar Quarter	$147.93	$123.54	$0.04	$87.87	$65.55	N/A
Second Calendar Quarter	$142.91	$121.87	N/A	$77.26	$66.89	N/A
Third Calendar Quarter	$148.99	$123.53	N/A	$80.02	$68.70	N/A
Fourth Calendar Quarter	$142.00	$115.03	N/A	$77.50	$64.46	N/A
2017
First Calendar Quarter	$154.83	$133.52	$0.04	$73.42	$63.22	N/A
Second Calendar Quarter	$173.21	$146.70	N/A	$67.51	$57.80	N/A
Third Calendar Quarter	$188.36	$166.81	N/A	$65.50	$60.03	N/A
Fourth Calendar Quarter	$212.46	$183.08	N/A	$75.64	$55.80	N/A
2018
First Calendar Quarter	$227.13	$163.02	$0.04	$85.07	$68.84	N/A
Second Calendar Quarter	$182.10	$163.80	N/A	$83.32	$66.93	N/A
Third Calendar Quarter (through July 10, 2018)	$174.11	$166.88	N/A	$80.69	$76.82	N/A

The following table sets forth the closing sale price per share of Cigna common stock and per share of Express Scripts common stock as reported on the NYSE and Nasdaq, respectively, on March 7, 2018, the last trading day prior to the public announcement of the merger agreement, and on July 10, 2018, the latest practicable date prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the Express Scripts merger consideration as of the same two dates. This implied value was calculated by multiplying the closing sale price of a share of Cigna common stock as of the specified date by the exchange ratio of 0.2434 and adding $48.75, the cash component of the Express Scripts merger consideration.

	Cigna Common Stock	Express Scripts Common Stock	Implied Per Share Value of Express Scripts Merger Consideration
March 7, 2018	$194.25	$73.42	$96.03
July 10, 2018	$173.45	$80.56	$90.97

The market prices of shares of Cigna common stock and Express Scripts common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the Cigna special meeting and the Express Scripts special meeting and the closing date. No assurance can be given concerning the market prices of shares of Cigna common stock or Express Scripts common stock before completion of the mergers or shares of New Cigna common stock after completion of the mergers. The exchange ratio is fixed in the merger agreement, but the market price of shares of Cigna common stock (and therefore the value of the Express Scripts merger consideration when received by Express Scripts stockholders upon completion of the mergers) could be greater than, less than or the same as shown in the table above. Accordingly, Express Scripts stockholders are advised to obtain current market quotations for shares of Cigna common stock and Express Scripts common stock in connection with deciding how to vote on the proposal to adopt the merger agreement.

Dividends

Cigna currently pays an annual dividend on shares of Cigna common stock and last declared a dividend of $0.04 per share on February 28, 2018 that was paid on April 10, 2018 to shareholders of record as of March 12, 2018. Under the terms of the merger agreement, during the period before completion of the mergers, Cigna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular annual cash dividends in respect of shares of Cigna common stock in the ordinary course of business consistent with past practice, with declaration, record and payment dates substantially consistent with those of the dividends paid by Cigna during its most recent fiscal year.

Express Scripts does not currently pay a cash dividend to stockholders. Under the terms of the merger agreement, during the period before completion of the mergers, Express Scripts is not permitted to declare, set aside or pay any dividend or other distribution other than dividends or other distributions by its subsidiaries.

RISK FACTORS

In addition to the other information included in, or incorporated by reference in, and found in the Annexes attached to, this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Note Concerning Forward-Looking Statements” beginning on page 65, you should carefully consider the risks described below before deciding how to vote. You should also read and consider the risk factors associated with each of the businesses of Cigna and Express Scripts because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A in each of Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017 and Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, each of which is on file with the SEC and incorporated by reference into this joint proxy statement/prospectus. Furthermore, you should read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 219 for the location of information incorporated by reference into this joint proxy statement/prospectus. Additional risks and uncertainties not presently known to Cigna or Express Scripts or that are not currently believed to be important also may adversely affect the mergers and New Cigna following the mergers.

Risk Factors Relating to the Mergers

The number of shares of New Cigna common stock that Express Scripts stockholders and Cigna stockholders will receive under the merger agreement is based on a fixed exchange ratio. The market value of the shares of New Cigna common stock to be issued upon completion of the mergers is unknown, and therefore, Express Scripts stockholders and Cigna stockholders cannot be certain of the value of the portion of the merger consideration to be paid in New Cigna common stock.

Cigna stockholders and Express Scripts stockholders will receive a fixed number of shares of New Cigna common stock in the mergers rather than a number of shares with a particular fixed market value. The market values of Cigna common stock and Express Scripts common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Cigna special meeting, the date of the Express Scripts special meeting and the closing date, which could occur a considerable amount of time after the date of the Cigna special meeting and the date of the Express Scripts special meeting. The market values of Cigna common stock and Express Scripts common stock at the time of the mergers may vary significantly from their prices on the date of the merger agreement, the date of this joint proxy statement/prospectus or the date of the Cigna special meeting or the Express Scripts special meeting. Because the respective merger consideration exchange ratios will not be adjusted to reflect any changes in the market prices of Cigna common stock or Express Scripts common stock, the market value of the New Cigna common stock issued in the mergers and the Cigna common stock or Express Scripts common stock surrendered in the mergers may be higher or lower than the values of such stock on earlier dates. All of the Cigna merger consideration to be received by Cigna stockholders will be New Cigna common stock. The percentage of the value of the Express Scripts merger consideration to be received by Express Scripts stockholders that is comprised of New Cigna common stock will fluctuate, but was 49% on March 7, 2018, the last full trading day prior to the announcement of the mergers, and was approximately [ • ] % on [ • ], 2018, the latest practicable date before the printing of this joint proxy statement/prospectus. As such, at the time of the Express Scripts special meeting and the Cigna special meeting, Express Scripts stockholders and Cigna stockholders will not know or be able to determine the value of the merger consideration that they will receive pursuant to the merger agreement.

Changes in the market prices of Cigna common stock and Express Scripts common stock may result from a variety of factors that are beyond the control of Cigna or Express Scripts, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. You are urged to obtain up-to-date prices for Cigna common stock and Express Scripts common stock.

The parties must obtain certain regulatory approvals in order to complete the actions contemplated by the merger agreement; if such approvals are not obtained or are obtained with conditions, the mergers may be prevented or delayed or the anticipated benefits of the mergers could be reduced.

Consummation of the mergers is conditioned upon, among other things, the expiration or termination of the waiting period (and any extensions thereof) applicable to the mergers under the HSR Act. At any time before or after the mergers are consummated, any of the DOJ, the Federal Trade Commission, which we refer to as the

FTC, or U.S. state attorneys general could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of assets of Cigna, Express Scripts or their subsidiaries or impose restrictions on New Cigna’s post-merger operations. These could negatively affect the results of operations and financial condition of the combined company following completion of the mergers. Any such requirements or restrictions may prevent or delay completion of the mergers or may reduce the anticipated benefits of the mergers, which could also have a material adverse effect on the combined company’s business and cash flows, financial condition and results of operations. Additionally, Cigna has agreed to accept certain potential remedies, conditioned on the closing, and may take other actions that Cigna determines in its sole discretion to take, to the extent necessary to ensure satisfaction, on or prior to the termination date (as it may be extended), of certain conditions to the closing of the mergers relating to regulatory approvals as further described in the section entitled “The Merger Agreement — Covenants and Agreements — Governmental and Regulatory Approvals” beginning on page 179. Certain of these actions may be taken after receipt of the approval of Cigna stockholders and Express Scripts stockholders, and it is not currently contemplated that any such stockholder approval would be resolicited in the event that any of these actions are taken after the special meetings.

Consummation of the mergers is also conditioned upon receiving certain approvals from, and/or making certain filings with, certain state insurance departments relating to Cigna’s and Express Scripts’ insurance company subsidiaries and certain state health departments relating to Cigna’s health care service plans and, to the extent required by applicable law, certain state pharmacy boards relating to Express Scripts’ subsidiaries licensed or authorized to engage in pharmaceutical-related business and certain state health departments relating to Express Scripts’ subsidiaries licensed or authorized as home health agencies. No assurance can be given that the required regulatory approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all such approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. For more information about the effects of a failure to complete the mergers, see the risk factor below entitled “Failure to complete the mergers could negatively impact the business, financial results and stock prices of Cigna and/or Express Scripts.” See the section entitled “The Merger Agreement — Conditions to the Mergers” beginning on page 188 for a discussion of the conditions to the consummation of the mergers and the section entitled “The Mergers — Governmental and Regulatory Approvals” beginning on page 157 for a discussion of the regulatory approvals required in connection with the consummation of the mergers.

Combining the businesses of Cigna and Express Scripts may be more difficult, time-consuming or costly than expected and the actual benefits of combining the businesses of Cigna and Express Scripts may be lower than expected, either or both of which may adversely affect New Cigna’s future results.

The success of the mergers will depend, in part, on New Cigna’s ability to realize the anticipated benefits from combining the businesses of Cigna and Express Scripts as further described in the sections entitled “The Mergers — Recommendation of the Cigna Board of Directors; Cigna’s Reasons for the Mergers” and “The Mergers — Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers” beginning on pages 96 and 113, respectively.

To realize these anticipated benefits, the businesses of Cigna and Express Scripts must be successfully combined. Historically, Cigna and Express Scripts have been independent companies, and they will continue to be operated as such until the completion of the mergers. The management of New Cigna may face significant challenges in consolidating the functions of Cigna and Express Scripts, integrating the technologies, organizations, systems, procedures, policies and operations, as well as addressing the different business cultures at the two companies, managing the increased scale and scope of the combined businesses, identifying and eliminating duplicative programs and retaining key personnel. If the combined company is not successfully integrated, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. Actual synergies, if achieved, may be lower than expected and may take longer to achieve than anticipated.

The integration may also be complex and time consuming, and require substantial resources and effort. In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized as a result. The integration process and other disruptions resulting from the mergers may also disrupt each company’s ongoing businesses and/or adversely affect each company’s relationships with employees, customers, clients, partners, regulators and others with whom each company has business or other dealings. Such consequences of the integration process may adversely affect New Cigna’s business or results of operations.

Cigna and Express Scripts will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees, clients and customers may have an adverse effect on Cigna or Express Scripts and consequently on the combined company. These uncertainties may impair Cigna’s or Express Scripts’ ability to retain and motivate key personnel and could cause customers and others that deal with Cigna or Express Scripts, as applicable, to defer or decline entering into contracts with Cigna or Express Scripts, as applicable, or making other decisions concerning Cigna or Express Scripts, as applicable, or seek to change existing business relationships with Cigna or Express Scripts, as applicable. Certain of Cigna’s and/or Express Scripts’ customer contracts, joint venture agreements, partnership agreements, vendor or supplier contracts, financing-related agreements, promissory notes and indentures contain change of control restrictions that may give rise to a right of termination or cancellation in connection with the mergers. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the mergers, Cigna’s and Express Scripts’ businesses could be harmed. Furthermore, the merger agreement contains restrictions on the ability of Express Scripts and Cigna to take certain actions outside the ordinary course of business prior to the consummation of the mergers, which may delay or prevent Express Scripts and Cigna from undertaking certain actions or business opportunities that may arise prior to the consummation of the mergers. See the section entitled “The Merger Agreement — Covenants and Agreements” beginning on page 172 for a description of the restrictive covenants applicable to Cigna and Express Scripts.

The merger agreement limits Cigna’s and Express Scripts’ ability to pursue alternatives to the mergers.

The merger agreement contains provisions that make it more difficult for Cigna or Express Scripts to enter into alternative transactions. The merger agreement contains certain provisions that restrict Cigna’s and Express Scripts’ ability to, among other things, solicit, initiate or knowingly encourage or knowingly facilitate the submission of inquiries, proposals or offers relating to or that would reasonably be expected to lead to any acquisition proposal (as defined below) from a third party. The merger agreement also provides that each of the Cigna board of directors and Express Scripts board of directors will not change its recommendation that Cigna stockholders or Express Scripts stockholders, as applicable, adopt the merger agreement and will not approve any agreement with respect to an acquisition proposal, subject to limited exceptions. See the sections entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” and “The Merger Agreement — Covenants and Agreements — Changes in Board Recommendations” beginning on pages 175 and 177, respectively.

In addition, Cigna or Express Scripts may be required to pay a termination fee of $1.6 billion to the other party if the mergers are not consummated under specified circumstances. See the section entitled “The Merger Agreement — Termination Fees; Expenses” beginning on page 192 for a description of the circumstances under which such a termination fee is payable. Notwithstanding the foregoing, in no event will the termination fee be paid to a party more than once. In addition, upon adoption of the merger agreement by Cigna stockholders or Express Scripts stockholders, the right of such party to terminate the merger agreement in response to a superior proposal will be eliminated. While Cigna and Express Scripts believe these provisions are reasonable, customary and not preclusive of other offers, the provisions might discourage a third party that has an interest in acquiring all or a significant part of Cigna or Express Scripts from considering or proposing such acquisition, even if such party were prepared to pay consideration with a higher per-share value than the currently proposed Express Scripts merger consideration, in the case of Express Scripts, or if such party were prepared to enter into an agreement that may be more favorable to Cigna and/or its stockholders, in the case of Cigna. Furthermore, the requirement to pay a termination fee under certain circumstances may result in a third party proposing to pay a lower per-share price to acquire Cigna or Express Scripts, as applicable, than it might otherwise have proposed to pay because of the added expense of the $1.6 billion termination fee that may become payable by either Cigna or Express Scripts in certain circumstances.

The financial analyses and forecasts considered by Cigna and Express Scripts and their respective financial advisors may not be realized, which may adversely affect the market price of New Cigna common stock following the completion of the mergers.

In performing their financial analyses and rendering their opinions related to the mergers, each of the respective financial advisors to Cigna and Express Scripts relied on, among other things, internal stand-alone financial analyses and forecasts as separately provided by Cigna and Express Scripts. See the sections entitled “The Mergers — Opinion of Financial Advisor to Cigna” and “The Mergers — Opinions of Financial Advisors to Express Scripts” beginning on pages 101 and 119, respectively. These analyses and forecasts were prepared by, or as directed by, the management of Cigna or the management of Express Scripts, as applicable. None of these analyses or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP (as defined below) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Cigna and Express Scripts. There can be no assurance that Cigna’s or Express Scripts’ financial condition or results of operations will be consistent with those set forth in such analyses and forecasts, which could have an adverse impact on the market price of New Cigna common stock or the financial position of New Cigna following the mergers.

Executive officers and directors of Cigna and Express Scripts may have interests in the mergers that are different from, or in addition to, the rights of their respective stockholders.

Executive officers of Cigna and Express Scripts negotiated the terms of the merger agreement and the Cigna board of directors and the Express Scripts board of directors each approved the merger agreement and recommend that you vote in favor of the proposal to adopt the merger agreement at each respective special meeting. These executive officers and directors may have interests in the mergers that are different from, or in addition to, yours. These interests include the continued employment of certain executive officers of Cigna and Express Scripts by New Cigna, the continued positions of certain directors of Cigna and Express Scripts as directors of New Cigna, and the indemnification of Cigna and Express Scripts executive officers and directors by New Cigna and the surviving corporations. With respect to Express Scripts executive officers and directors and Cigna executive officers, these interests also include the treatment in the mergers of equity awards, and with respect to Express Scripts executive officers and certain Cigna executive officers, these interests include enhanced change of control severance benefits. Stockholders should be aware of these interests when they consider their board of directors’ recommendation that stockholders vote in favor of the mergers. For a description of the interests of Cigna executive officers and directors in the mergers, see the section entitled “The Mergers — Interests of Cigna Executive Officers and Directors in the Mergers” beginning on page 148. For a description of the interests of Express Scripts executive officers and directors in the mergers, see the section entitled “The Mergers — Interests of Express Scripts Executive Officers and Directors in the Mergers” beginning on page 150.

The shares of New Cigna common stock to be received by Cigna stockholders and Express Scripts stockholders as a result of the mergers will have rights that are different from the rights of shares of Cigna common stock and the rights of shares of Express Scripts common stock, respectively.

Following completion of the mergers, Cigna stockholders and Express Scripts stockholders will no longer be Cigna stockholders and Express Scripts stockholders, respectively, but will instead be New Cigna stockholders governed by Delaware law, the New Cigna certificate of incorporation (as defined below) and the New Cigna bylaws (as defined below). There will be important differences between your current rights as a Cigna stockholder or an Express Scripts stockholder and your rights as a New Cigna stockholder. See the section entitled “Comparison of Stockholder Rights” beginning on page 207 for a description of the different rights associated with Cigna common stock and Express Scripts common stock.

Declaration, payment and amounts of dividends, if any, to holders of shares of New Cigna common stock will be uncertain.

The amount of dividends, if any, that are declared or paid to New Cigna stockholders cannot yet be determined and depends on a number of factors. The New Cigna board of directors will have sole discretion to determine whether any dividends will be declared, when dividends, if any, are declared, and the amount of such dividends. We expect that such determination would be based on a number of considerations, including New Cigna’s results of operations and capital management plans and the market price of New Cigna common stock, the availability of funds to the combined company, as well as industry practice and other factors, deemed relevant by the New Cigna board of directors, such as insurance regulatory requirements applicable to New Cigna’s subsidiaries. In addition, New Cigna’s ability to pay dividends and the amount of any dividends ultimately paid in respect of the New Cigna common stock will, in each case, be subject to New Cigna receiving funds, directly or indirectly, from its operating subsidiaries, including Cigna and Express Scripts. Furthermore, the ability of these operating subsidiaries to make distributions to New Cigna will depend on satisfying applicable state law with respect to such distributions, and the ability of Cigna and Express Scripts to receive distributions from their own respective subsidiaries will continue to depend on applicable state law with respect to such distributions. There can be no guarantee that New Cigna stockholders will receive or be entitled to dividends commensurate with the historical dividends of Cigna.

Both Cigna stockholders and Express Scripts stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

After the completion of the mergers, Cigna stockholders and Express Scripts stockholders will own a smaller percentage of New Cigna than they currently own of Cigna and Express Scripts, respectively. Based on the estimated number of shares of Cigna common stock and Express Scripts common stock that are expected to be outstanding immediately prior to the mergers, it is expected that Cigna stockholders will hold approximately 64%, and Express Scripts stockholders will hold approximately 36%, of the shares of New Cigna common stock outstanding immediately after consummation of the mergers. Consequently, Cigna stockholders, as a group, and Express Scripts stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in Cigna and Express Scripts, respectively. In particular, Express Scripts stockholders, as a group, will have less than a majority of the ownership and voting power of New Cigna and, therefore, will be able to exercise less collective influence over the management and policies of New Cigna than they currently exercise over the management and policies of Express Scripts.

The mergers are subject to a number of closing conditions and, if these conditions are not satisfied, the merger agreement may be terminated in accordance with its terms and the mergers may not be completed. In addition, the parties have the right to terminate the merger agreement under other specified circumstances, in which case the mergers would not be completed.

The mergers are subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the mergers will not be completed. These conditions include, among others: (1) the adoption of the merger agreement by Cigna stockholders; (2) the adoption of the merger agreement by Express Scripts stockholders; (3) the absence of certain legal restraints prohibiting completion of the mergers; (4) the absence of certain actions or proceedings seeking to prohibit consummation of the mergers; (5) the receipt of certain regulatory approvals and consents without the imposition, individually or in the aggregate, of any condition that would result in, or would be reasonably likely to result in, individually or in the aggregate, a burdensome condition; (6) the approval for listing of the shares of New Cigna common stock on the NYSE to be issued to Cigna stockholders and Express Scripts stockholders; and (7) the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part. In addition, each of Cigna’s and Express Scripts’ obligation to complete the mergers is subject to the accuracy of the other party’s representations and warranties in the merger agreement (subject in most cases to “materiality” and “material adverse effect” qualifications), the other party’s compliance with its covenants and agreements in the merger agreement in all material respects and such party’s receipt of a legal opinion from its tax counsel with respect to the tax treatment of the mergers.

These conditions to the closing may not be fulfilled and, accordingly, the mergers may not be completed. In addition, if the mergers are not completed by December 8, 2018 (subject to extension to June 8, 2019 in certain circumstances), Cigna or Express Scripts may choose not to proceed with the mergers. Moreover, the parties can mutually decide to terminate the merger agreement at any time prior to the consummation of the mergers, before or after the required Cigna stockholder approval and Express Scripts stockholder approval. In addition, each of Cigna and Express Scripts may elect to terminate the merger agreement in certain other circumstances, as described in the section entitled “The Merger Agreement — Termination” beginning on page 190. If the merger agreement is terminated, Cigna and Express Scripts may incur substantial fees in connection with termination of the merger agreement and neither of them will realize the anticipated benefits of the mergers. For a description of the circumstances under which a termination fee is payable, see the section entitled “The Merger Agreement — Termination Fees; Expenses” beginning on page 192.

Failure to complete the mergers could negatively impact the business, financial results and stock prices of Cigna and/or Express Scripts.

If the mergers are not completed, the ongoing businesses of Cigna and Express Scripts may be adversely affected and Cigna and Express Scripts will be subject to several risks and consequences, including the following:

•	Express Scripts may be required, under certain circumstances, to pay Cigna a termination fee of $1.6 billion;
•	Cigna may be required, under certain circumstances, to pay Express Scripts a termination fee of $1.6 billion;
•	Cigna may be required to pay Express Scripts a reverse termination fee of $2.1 billion under certain circumstances relating to the failure to obtain the required regulatory approvals for the mergers (but in no event will Cigna be required to pay both the termination fee and the reverse termination fee);
•	Express Scripts and/or Cigna will be required to pay certain costs relating to the mergers, whether or not the mergers are completed, such as significant fees and expenses relating to regulatory filings and legal, accounting, financial advisory, consulting and other advisory fees and expenses, employee-benefit related expenses and filing and printing fees;
•	Cigna may be required to pay significant fees and expenses relating to financing arrangements, whether or not the mergers are completed, which may include investment banking fees and commissions, commitment fees, early termination or redemption premiums, interest on debt financing between the date of incurrence and the date of repayment, professional fees and other costs and expenses;
•	under the merger agreement, each of Cigna and Express Scripts is subject to certain restrictions on the conduct of its business prior to completing the mergers which may adversely affect its ability to execute certain of its business strategies; and
•	matters relating to the mergers may require substantial commitments of time and resources by Cigna management and Express Scripts management and the expenditure of significant funds in the form of fees and expenses, which could otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Cigna and Express Scripts as independent companies, as the case may be.

In addition, if the mergers are not completed, Cigna and/or Express Scripts may experience negative reactions from the financial markets and from their respective customers and employees. Cigna and Express Scripts also could be subject to litigation related to a failure to complete the mergers or to enforce their respective obligations under the merger agreement. If the mergers are not consummated, Cigna and Express Scripts cannot assure their respective stockholders that the risks described above will not materially affect the business, financial results and stock prices of Cigna and/or Express Scripts.

For a description of the circumstances under which a termination fee or a reverse termination fee is payable, see the section entitled “The Merger Agreement — Termination Fees; Expenses” beginning on page 192.

Lawsuits have been filed against Express Scripts, the Express Scripts board of directors and Cigna and other lawsuits may be filed against Express Scripts, Cigna and/or their respective boards of directors challenging the mergers. An adverse ruling in any such lawsuit could result in substantial costs and may prevent the mergers from being completed.

On June 22, 2018, a putative class action complaint was filed against Express Scripts and the Express Scripts board of directors in the United States District Court for the Eastern District of Missouri under the caption Neufeld v. Express Scripts Holding Company, No. 4:18-cv-01017 (E.D. Mo.). A second putative class action complaint was filed on June 26, 2018 against Express Scripts and the Express Scripts board of directors in the United States District Court for the District of Delaware under the caption Zucker v. Express Scripts Holding

Company, No. 1:18-cv-00949 (D. Del.). A third putative class action complaint was filed on June 28, 2018 against Express Scripts and the Express Scripts board of directors in the United States District Court for the District of Delaware under the caption Stern v. Express Scripts Holding Company, No. 1:18-cv-00959 (D. Del.). A fourth putative class action complaint was filed on June 29, 2018 against Express Scripts, the Express Scripts board of directors, Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub in the United States District Court for the District of Delaware under the caption Wilson v. Express Scripts Holding Company, No. 1:18-cv-00977 (D. Del.). The complaints allege that the registration statement filed on May 16, 2018 in connection with the mergers omitted material information in violation of Sections 14(a) and 20(a) of the Exchange Act, rendering the registration statement false and misleading. Among other remedies, the complaints seek to enjoin the Express Scripts special meeting and the closing of the mergers, as well as damages, costs and attorneys’ fees. The defendants believe that the lawsuits are without merit.

Defending against these lawsuits, and other lawsuits which may be filed, may result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Cigna’s, Express Scripts’ or New Cigna’s respective liquidity and financial condition.

One of the conditions to completion of the mergers is the absence of legal proceedings before any U.S. court or other governmental entity of competent jurisdiction being in effect prohibiting consummation of the mergers or imposing, individually or in the aggregate, a burdensome condition. Accordingly, if a plaintiff is successful in obtaining an injunction prohibiting completion of the mergers, then that injunction may delay or prevent the mergers from being completed, which may adversely affect Cigna’s, Express Scripts’ or, if the mergers are completed but delayed, New Cigna’s respective business, financial position and results of operations.

Cigna or Express Scripts may waive one or more of the closing conditions without re-soliciting stockholder approval.

Each of Cigna and Express Scripts has the right to waive certain of the conditions to its obligation to complete the mergers. Any such waiver may not require re-solicitation of stockholders, in which case stockholders will not have the chance to change their votes as a result of any such waiver and Cigna and Express Scripts will have the ability to complete the mergers without seeking further stockholder approval. Any determination whether to waive any condition to the mergers, whether stockholder approval would be re-solicited as a result of any such waiver or whether this joint proxy statement/prospectus would be amended as a result of any waiver will be made by Cigna or Express Scripts, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on New Cigna.

Cigna’s inability to satisfy and comply with conditions under its existing financing arrangements or raise additional or replacement financing could delay or prevent the completion of the mergers.

Consummation of the mergers is not conditioned on Cigna’s, New Cigna’s or Merger Subs’ ability to obtain financing. Cigna expects to use cash on hand and debt financing to fund the cash component of the Express Scripts merger consideration. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (1) New Cigna may borrow under the bridge facility; (2) Cigna or New Cigna may issue senior notes in the public and/or private capital markets; (3) New Cigna may borrow up to $3.0 billion under the term loan credit agreement; (4) New Cigna may borrow under the revolving credit agreement; and (5) Cigna and/or New Cigna may issue commercial paper.

See the section entitled “Description of Financing” beginning on page 204.

The term loan credit agreement contains and the commitment letter contemplates customary conditions to funding, affirmative covenants, negative covenants and events of default. There is a risk that these conditions or covenants will not be satisfied or complied with, as applicable, on a timely basis or at all. There is also a risk that one or more members of the lending syndicate will default on its obligations to provide its committed portion of the financing (and the commitments of any defaulting syndicate member may not be replaced on a timely basis or at all). There are a number of risks and uncertainties associated with the execution of a capital markets financing. All of these risks are magnified given the scale and complexity of financing required to consummate the transactions contemplated by the merger agreement. Any failure of Cigna or New Cigna to satisfy and comply with conditions under its existing financing arrangements or raise additional or replacement financing could delay or impede the closing of the mergers.

Following consummation of the mergers, the credit rating of Cigna and/or Express Scripts could be downgraded, which may increase its borrowing costs and could give rise to an obligation to repay existing indebtedness.

New Cigna will by reason of the debt incurred to finance a portion of the cash component of the Express Scripts merger consideration have considerably higher aggregate levels of indebtedness than Cigna and Express Scripts currently have in the aggregate, and there can be no assurance that the credit ratings of the existing Cigna debt or Express Scripts debt will not be subject to a downgrade below investment grade. On March 8 and 9, 2018, Moody’s Investors Service, Inc., S&P Global Ratings and Fitch Ratings assigned credit ratings of Baa1, A and BBB+, respectively, to Cigna. Prior to Express Scripts entering into the merger agreement, Moody’s Investors Service, Inc., Standard & Poor’s Rating Services and Fitch Ratings assigned credit ratings of Baa2, BBB+ and BBB, respectively, to Express Scripts. Since the announcement of the merger agreement, each of Moody’s Investors Service, Inc., Standard & Poor’s Rating Services and Fitch Ratings has announced that it is reviewing its respective rating of Express Scripts.

•	In the event that the notes in an aggregate principal amount of $12.1 billion issued by Express Scripts under the indenture dated November 21, 2011, which we refer to as the Express Scripts indenture, are not rated or are rated below an investment grade rating by each of Moody’s Investors Service, Inc. and S&P Global Ratings and such rating constitutes a “below investment grade rating event” (as defined in the Express Scripts indenture) during the period continuing until 60 days after consummation of the mergers (subject to extension if the rating of the notes is under publicly announced consideration for possible downgrade by either of such rating agencies), each holder of the notes would have the right to require Express Scripts to repurchase all or part of such holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest.
•	Additionally, in the event that the notes in an aggregate principal amount of $500 million issued by Medco Health Solutions, a subsidiary of Express Scripts, under the indenture dated March 18, 2008, which we refer to as the Medco indenture, are rated below an investment grade rating by each of Moody’s Investors Service, Inc., Fitch Ratings and S&P Global Ratings and such downgrade constitutes a “below investment grade rating event” (as defined in the Medco indenture) on the 60th day (subject to extension if the rating of the notes is under publicly announced consideration for possible downgrade by any such rating agency) following the mergers, then Medco Health Solutions would be required to offer to repurchase its notes at a repurchase price of 101% of the aggregate principal amount of the notes repurchased, plus accrued but unpaid interest.
•	Finally, in the event that the notes in an aggregate principal amount of $337 million issued by Express Scripts, Inc., which we refer to as ESI, a subsidiary of Express Scripts, under the indenture dated June 9, 2009, which we refer to as the ESI indenture, are not rated or are rated below an investment grade rating by each of Moody’s Investors Service, Inc. and S&P Global Ratings and such rating constitutes a “below investment grade rating event” (as defined in the ESI indenture) during the period continuing until 60 days after consummation of the mergers (subject to extension if the rating of the notes is under publicly announced consideration for possible downgrade by either of such rating agencies), each holder of the notes would have the right to require ESI to repurchase all or part of such holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest.

Any such obligation to repurchase outstanding Express Scripts, ESI or Medco Health Solutions indebtedness, or any of them, could necessitate obtaining significant amounts of refinancing capital. No assurance can be given as to the terms or availability of refinancing capital. Any such obligation could have an adverse effect on New Cigna’s financial condition. Moreover, if a ratings downgrade were to occur or New Cigna fails to obtain an investment grade rating, even if such event does not give rise to a redemption obligation, New Cigna could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility.

Cigna, Express Scripts and New Cigna will incur significant transaction and merger-related transition costs in connection with the mergers.

Cigna and Express Scripts expect that they and New Cigna will incur significant, non-recurring costs in connection with consummating the mergers and integrating the operations of the two companies. Cigna and/or

Express Scripts may incur additional costs to maintain employee morale and to retain key employees. Cigna and/or Express Scripts will also incur significant fees and expenses relating to financing arrangements and legal, accounting and other transaction fees and other costs associated with the mergers. Some of these costs are payable regardless of whether the mergers are completed. Moreover, under specified circumstances, Cigna or Express Scripts may be required to pay a termination fee of $1.6 billion. In addition, Cigna may be required to pay a reverse termination fee of $2.1 billion under certain circumstances relating to the failure to obtain the required regulatory approvals for the mergers. Notwithstanding the foregoing, in no event will the termination fee be paid to a party more than once, and in no event will Cigna be required to pay both the termination fee and the reverse termination fee. For more information, see the section entitled “The Merger Agreement — Termination Fees; Expenses” beginning on page 192.

The unaudited pro forma financial information included in this document is preliminary and New Cigna’s actual financial position or results of operations after the mergers may differ materially.

The unaudited pro forma financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Cigna’s actual financial position or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Express Scripts net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Express Scripts as of the date of the completion of the mergers. In addition, subsequent to the closing date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 51.

Cigna, Express Scripts and, subsequently, New Cigna must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of uncertainty regarding the mergers, and failure to do so could negatively affect New Cigna.

For the mergers to be successful, during the period before the mergers are completed, both Cigna and Express Scripts must continue to retain, motivate and recruit executives and other key employees. Moreover, the combined company must be successful at retaining and motivating key employees following the completion of the mergers. Experienced employees in the industries in which Cigna and Express Scripts operate are in high demand and competition for their talents can be intense. Employees of both Cigna and Express Scripts may experience uncertainty about their future role with the combined company until, or even after, strategies with regard to the combined company are announced or executed. The potential distractions of the mergers may adversely affect the ability of Cigna, Express Scripts or, following completion of the mergers, New Cigna, to retain, motivate and recruit executives and other key employees and keep them focused on applicable strategies and goals. A failure by Cigna, Express Scripts or, following the completion of the mergers, New Cigna, to attract, retain and motivate executives and other key employees during the period prior to or after the completion of the mergers could have a negative impact on the business of Cigna, Express Scripts or New Cigna. Furthermore, if key employees of Cigna or Express Scripts depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of New Cigna, Cigna, Express Scripts and/or New Cigna may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of Cigna, Express Scripts and/or New Cigna, and New Cigna’s ability to realize the anticipated benefits of the merger may be adversely affected.

Third parties may terminate or alter existing contracts or relationships with Cigna or Express Scripts.

Each of Cigna and Express Scripts has contracts with customers, clients, vendors, licensors, joint venture partners, lenders and other business partners which may require Cigna or Express Scripts, as applicable, to obtain consents from these other parties in connection with the mergers. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Cigna and/or Express Scripts currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either party or both parties in anticipation of the mergers, or with New Cigna following the mergers. The pursuit of such rights may result in Cigna, Express Scripts or New Cigna suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements or losing rights that are material to its business. Any such disruptions could limit New Cigna’s ability to achieve the anticipated benefits of the mergers. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the mergers or the termination of the merger agreement.

The opinions of Cigna’s and Express Scripts’ financial advisors will not be updated to reflect changes in circumstances between the signing of the merger agreement in March 2018 and the completion of the mergers.

Cigna and Express Scripts have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus, and Cigna and Express Scripts do not anticipate asking their respective financial advisors to update their opinions. Changes in the operations and prospects of Cigna or Express Scripts, general market and economic conditions and other factors that may be beyond the control of Cigna or Express Scripts, and on which Cigna’s and Express Scripts’ financial advisors’ opinions were based, may significantly alter the prices of the shares of Cigna common stock or Express Scripts common stock by the closing date. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because Cigna’s and Express Scripts’ financial advisors will not be updating their opinions, which were issued in connection with the signing of the merger agreement on March 8, 2018, the opinions will not address the fairness, from a financial point of view, of the Express Scripts merger consideration to Cigna or the holders of Express Scripts common stock, as applicable, at the closing date. The Cigna board of directors’ recommendation that Cigna stockholders vote “FOR” the proposal to adopt the merger agreement and the Express Scripts board of directors’ recommendation that Express Scripts stockholders vote “FOR” the proposal to adopt the merger agreement, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Cigna and Express Scripts received from their respective financial advisors, please see the sections entitled “The Mergers — Opinion of Financial Advisor to Cigna” and “The Mergers — Opinions of Financial Advisors to Express Scripts” beginning on pages 101 and 119, respectively.

Additional Risks Relating to New Cigna after Completion of the Mergers

New Cigna will have considerably higher levels of indebtedness than Cigna and Express Scripts currently have, which will likely result in higher relative debt service costs and less cash flow from operations available to fund growth, stock repurchases and other corporate purposes.

The indebtedness of Cigna and Express Scripts was approximately $5.3 billion for Cigna as of May 14, 2018 and approximately $15.0 billion for Express Scripts as of May 14, 2018. In connection with entry into the merger agreement, Cigna and New Cigna entered into the commitment letter, pursuant to which the banks have committed to provide, subject to the terms and conditions of the commitment letter, a $26.7 billion 364-day senior unsecured bridge term loan facility. Assuming the transactions contemplated by the merger agreement are completed by year end 2018 and are funded with $22.6 billion of new indebtedness, which is backed by the committed bridge facility the combined company would have pro forma indebtedness as of closing, of approximately $40.9 billion.

On April 6, 2018, Cigna and New Cigna entered into a $3.0 billion unsecured term loan credit agreement, which reduced commitments under the commitment letter to $23.7 billion. Pursuant to the terms of the term loan credit agreement, the term loan facility will be available to finance the transaction contemplated by the merger agreement, to repay certain existing indebtedness of Express Scripts, and to pay related fees and expenses. Additionally, on April 6, 2018, Cigna and New Cigna entered into a $1.5 billion revolving credit agreement. Pursuant to the terms of the revolving credit agreement, the revolving credit agreement will be available for working capital needs and general corporate purposes. From and after the consummation of the mergers, commitments will increase to $3.25 billion under the revolving credit agreement. Prior to the consummation of the Cigna merger, Cigna is the borrower under the term loan credit agreement and the revolving credit agreement. From and after the Cigna merger, New Cigna will be the borrower under the term loan credit agreement and the revolving credit agreement.

This level of indebtedness will:

•	require New Cigna to dedicate a greater percentage (compared with either Cigna or Express Scripts on a stand-alone basis) of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund capital expenditures, pursue other acquisitions or investments in new technologies, make stock repurchases, pay dividends and for general corporate purposes;
•	increase New Cigna’s vulnerability to general adverse economic conditions, including increases in interest rates if the borrowings bear interest at variable rates or if such indebtedness is refinanced at a time when interest rates are higher;
•	limit New Cigna’s flexibility in planning for, or reacting to, changes in or challenges relating to its business and industry; and
•	expose New Cigna to interest rate risk since certain of New Cigna’s debt obligations are or may be at variable rates, and the interest rates on such debt could increase to the extent prevailing interest rates increase.

The covenants to which Cigna or New Cigna has agreed or may agree in connection with the financing, and New Cigna’s potential indebtedness and higher debt-to-equity ratio in comparison to that of Cigna or Express Scripts on a recent historical basis, may have the effect, among other things, of restricting New Cigna’s financial and operating flexibility to respond to changing business and economic conditions, creating competitive disadvantages compared to other competitors with lower debt levels and increasing borrowing costs.

New Cigna has no operating or financial history and the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations of New Cigna after the mergers may differ materially.

New Cigna has been recently incorporated in connection with the proposed mergers and has no operating history or revenues. This joint proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for New Cigna. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2017 and for the three months ended March 31, 2018 combine the historical consolidated statements of income of Cigna and Express Scripts, giving effect to the mergers as if they had occurred on January 1, 2017, the first day of the fiscal year ended December 31, 2017, and the unaudited pro forma condensed combined balance sheet as of March 31, 2018 combines the historical consolidated balance sheets of Cigna and Express Scripts, giving effect to the mergers as if they had occurred on March 31, 2018. Both the unaudited pro forma condensed combined statements of income and the unaudited pro forma condensed combined balance sheet of New Cigna should be read in conjunction with such financial statements and accompanying notes of each of Cigna and Express Scripts, which are incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. The unaudited pro forma financial statements do not include, among other things, estimated cost or growth synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, including those that may be required by regulatory or governmental authorities in connection with the mergers, or impacts of merger related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of what New Cigna’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. Accordingly, New Cigna’s business, assets, results of operations and financial condition may differ significantly from those indicated by the pro forma financial statements included in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 51.

The market price for shares of New Cigna common stock may be affected by factors different from those affecting the market price for shares of Express Scripts common stock and shares of Cigna common stock.

Upon completion of the mergers, holders of Express Scripts common stock and Cigna common stock will become holders of New Cigna common stock. Cigna’s business differs from that of Express Scripts, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of Express Scripts and Cigna. For a discussion of the businesses of Cigna and Express Scripts and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 219.

The market price for shares of New Cigna common stock may decline as a result of the mergers, including as a result of some New Cigna stockholders adjusting their portfolios.

Following the mergers, the market price of New Cigna common stock may decline if, among other things, the operational cost savings estimates in connection with the integration of Cigna’s and Express Scripts’ businesses are not realized, or if the transaction costs related to the mergers are greater than expected, or if the financing related to the mergers is on unfavorable terms. The market price also may decline if New Cigna does not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the mergers on New Cigna’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of New Cigna common stock by New Cigna’s stockholders after the completion of the mergers may cause the market price of New Cigna common stock to decrease. Based on the number of shares of Cigna common stock and Express Scripts common stock outstanding as of [ • ], 2018, the latest practicable date before the printing of this joint proxy statement/prospectus, approximately [ • ] shares of New Cigna common stock are expected to be issued and outstanding immediately after the effective time of the mergers. Many Cigna stockholders and Express Scripts stockholders may decide not to hold the shares of New Cigna common stock that they receive in the mergers. Other New Cigna stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of New Cigna common stock that they receive in the mergers. Such sales of New Cigna common stock could have the effect of depressing the market price for New Cigna common stock and may take place promptly following the mergers.

Any of these events may make it more difficult for New Cigna to sell equity or equity-related securities, dilute your ownership interest in New Cigna and have an adverse impact on the price of New Cigna common stock.

The mergers may not be accretive, and may be dilutive, to the combined company’s earnings per share, which may negatively affect the market price of shares of New Cigna common stock.

Cigna currently believes the mergers will result in a number of benefits, including improvements in cost of care, operating efficiencies, and stronger fundamental demand for New Cigna’s products and services, and that the mergers will be accretive to New Cigna’s earnings. This belief is based on preliminary current estimates that may materially change. In addition, future events and conditions, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the mergers, could decrease or delay the accretion that is currently anticipated or could result in dilution. Any dilution of, decrease in, or delay of any accretion to the combined company’s earnings per share could cause the price of shares of New Cigna common stock to decline or grow at a reduced rate.

The New Cigna bylaws that will be effective following the completion of the mergers designate a state court of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Cigna stockholders, which could limit the ability of New Cigna stockholders to obtain a favorable judicial forum for disputes with New Cigna or with directors, officers or employees of New Cigna and may discourage stockholders from bringing such claims.

Under the New Cigna bylaws that will be effective following the completion of the mergers, unless New Cigna consents in writing to the selection of an alternative forum, the sole and exclusive forum will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) for:

•	any derivative action or proceeding brought on behalf of New Cigna;
•	any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of New Cigna to New Cigna or New Cigna stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty;
•	any action asserting a claim against New Cigna or any current or former director or officer or other employee of New Cigna arising pursuant to any provision of the DGCL, the New Cigna certificate of incorporation or the New Cigna bylaws (as either may be amended from time to time);

•	any action asserting a claim related to or involving New Cigna that is governed by the internal affairs doctrine; or
•	any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

These provisions of the New Cigna bylaws could limit the ability of New Cigna stockholders to obtain a favorable judicial forum for disputes with New Cigna or with current or former directors, officers or other employees of New Cigna, which may discourage such lawsuits against New Cigna and its directors, officers and employees. Alternatively, if a court were to find these provisions of the New Cigna bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Cigna may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition and results of operations.

Additional Risks Relating to Cigna, Express Scripts and New Cigna after the Mergers

Cigna’s and Express Scripts’ businesses are, and will continue to be, subject to the risks described in (1) Part I, Item 1A in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017; (2) Part I, Item 1A in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017; (3) Part II, Item 1A in Cigna’s Quarterly Report on Form 10-Q for the period ended March 31, 2018; and (4) Part II, Item 1A in Express Scripts’ Quarterly Report on Form 10-Q for the period ended March 31, 2018, in each case, as filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 219 for the location of information incorporated by reference into this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of income for the year ended December 31, 2017 and for the three months ended March 31, 2018 combine the consolidated statements of income of Cigna and Express Scripts, giving effect to the mergers as if they had occurred on January 1, 2017, the first day of the fiscal year ended December 31, 2017. The unaudited pro forma condensed combined balance sheet as of March 31, 2018, combines the consolidated balance sheets of Cigna and Express Scripts, giving effect to the mergers as if they had occurred on March 31, 2018. The consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, each of which are incorporated by reference into this joint proxy statement/prospectus:

•	separate audited historical consolidated financial statements of Cigna as of, and for the year ended, December 31, 2017, and the related notes included in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017;
•	separate audited historical consolidated financial statements of Express Scripts as of, and for the year ended, December 31, 2017, and the related notes included in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017;
•	separate unaudited historical consolidated financial statements of Cigna as of, and for the three months ended, March 31, 2018, and the related notes included in Cigna’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018; and
•	separate unaudited historical consolidated financial statements of Express Scripts as of, and for the three months ended, March 31, 2018, and the related notes included in Express Scripts’ Quarterly Report on Form 10-Q for the three months ended March 31, 2018.

The unaudited pro forma condensed combined financial information has been prepared by Cigna using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP. Cigna has been treated as the acquirer in the mergers for accounting purposes. The acquisition accounting is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The mergers have not yet received the approvals from governmental authorities required for closing. Under the HSR Act and other relevant laws and regulations, before completion of the mergers, there are significant limitations regarding the information that can be shared between both companies. The assets and liabilities of Express Scripts have been measured based on various preliminary estimates using assumptions that Cigna believes are reasonable based on information that is currently available to it. Differences between these preliminary estimates and the final acquisition accounting will occur, and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the SEC.

Cigna intends to commence the necessary valuation and other studies required to complete the acquisition accounting promptly upon completion of the mergers and will finalize the acquisition accounting as soon as practicable within the required measurement period, but in no event later than one year following completion of the mergers.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that Cigna and Express Scripts would have achieved had the companies been combined during the periods presented in the unaudited pro forma condensed combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the mergers. The unaudited pro forma condensed combined financial information does not reflect any potential required divestitures, projected cost savings, or restructuring or integration-related costs to achieve potential cost savings. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Income
for the Three Months Ended March 31, 2018

		Note 4	Note 7
(In millions, except per share amounts)	Cigna	Express Scripts	Pro Forma Acquisition Adjustments	Ref	Pro Forma Financing Adjustments	Ref	Pro Forma Combined
For the three months ended March 31, 2018
Revenues
Premiums	$8,999	$566	$—		$—		$9,565
Pharmacy revenues	717	23,184	55	A	—		23,956
Fees and other revenues	1,368	1,019	—		—		2,387
Net investment income	329	12	—		—		341
Net realized investment (losses)	(33)	—	—		—		(33)
TOTAL REVENUES	11,380	24,781	55		—		36,216
Benefits and expenses
Global Health Care medical costs	5,317	1,074	—		—		6,391
Other benefit expenses	1,455	—	—		—		1,455
Pharmacy costs	561	21,724	—		—		22,285
Other operating expenses	2,804	818	(130)	B	244	E	3,736
Amortization of other acquired intangible assets	27	349	604	C	—		980
TOTAL BENEFITS AND EXPENSES	10,164	23,965	474		244		34,847
Income before income taxes	1,216	816	(419)		(244)		1,369
TOTAL INCOME TAXES	301	193	(89)	D	(51)	F	354
SHAREHOLDERS’ NET INCOME	$915	$623	$(330)		$(193)		$1,015
Shareholders’ net income per share
Basic	$3.78						$2.68
Diluted	$3.72						$2.63
Weighted average shares outstanding (Note 9)
Basic	242.2						379.2
Diluted	245.8						386.0

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 7, beginning on page 61. Express Scripts amounts reflect reclassifications described in Note 4, beginning on page 57. Cigna amounts reflect a reclassification of income (loss) from noncontrolling interests to other operating expenses.

Unaudited Pro Forma Condensed Combined Statement of Income
for the Year Ended December 31, 2017

		Note 4	Note 7
(In millions, except per share amounts)	Cigna	Express Scripts	Pro Forma Acquisition Adjustments	Ref	Pro Forma Financing Adjustments	Ref	Pro Forma Combined
For the year ended December 31, 2017
Revenues
Premiums	$32,307	$1,796	$—		$—		$34,103
Pharmacy revenues	2,979	96,272	222	A	—		99,473
Fees and other revenues	4,867	1,997	—		—		6,864
Net investment income	1,226	42	—		—		1,268
Net realized investment gains	237	—	—		—		237
TOTAL REVENUES	41,616	100,107	222		—		141,945
Benefits and expenses
Global Health Care medical costs	19,967	1,854	—		—		21,821
Other benefit expenses	5,439	—	—		—		5,439
Pharmacy costs	2,456	89,402	—		—		91,858
Other operating expenses	10,028	2,697	(220)	B	978	E	13,483
Amortization of other acquired intangible assets	115	1,240	2,573	C	—		3,928
TOTAL BENEFITS AND EXPENSES	38,005	95,193	2,353		978		136,529
Income before income taxes	3,611	4,914	(2,131)		(978)		5,416
TOTAL INCOME TAXES	1,374	397	(746)	D	(342)	F	683
SHAREHOLDERS’ NET INCOME	$2,237	$4,517	$(1,385)		$(636)		$4,733
Shareholders’ net income per share
Basic	$8.92						$12.20
Diluted	$8.77						$12.00
Weighted average shares outstanding (Note 9)
Basic	250.9						387.9
Diluted	255.1						394.5

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 7, beginning on page 61. Express Scripts amounts reflect reclassifications described in Note 4, beginning on page 57. Cigna amounts reflect a reclassification of income (loss) from noncontrolling interests to other operating expenses.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2018

	Note 4		Note 8
(In millions, except per share amounts)	Cigna	Express Scripts	Pro Forma Acquisition Adjustments	Ref	Pro Forma Financing Adjustments	Ref	Pro Forma Combined
As of March 31, 2018
Assets
Investments
Fixed maturities, at fair value	$24,178	$—	$—		$(1,994)	T	$22,184
Equity securities	567	—	—		—		567
Commercial mortgage loans	1,801	—	—		—		1,801
Policy loans	1,404	—	—		—		1,404
Other long-term investments	1,669	—	—		—		1,669
Short-term investments	245	—	—		—		245
Total investments	$29,864	$—	$—		$(1,994)		$27,870
Cash and cash equivalents	2,771	2,318	(27,437)	G	22,348	U	—
Premiums, accounts and notes receivable, net	3,455	6,794	—		—		10,249
Reinsurance recoverables	5,945	—	—		—		5,945
Deferred policy acquisition costs	2,175	—	—		—		2,175
Property and equipment	1,552	1,372	(819)	H	—		2,105
Goodwill	6,170	31,105	5,188	I	—		42,463
Other intangibles	465	9,233	34,262	J	—		43,960
Other assets	2,395	2,584	(8)	K	—		4,971
Separate account assets	8,253	—	—		—		8,253
TOTAL ASSETS	$63,045	$53,406	$11,186		$20,354		$147,991
Liabilities
Total insurance and contractholder liabilities	$27,518	$567	$—		$—		$28,085
Accounts payable, accrued expenses and other liabilities	7,874	16,913	482	L	—		25,269
Deferred tax liabilities, net	(96)	2,497	5,876	M	—		8,277
Short-term debt	110	86	—		—		196
Long-term debt	5,191	14,900	(136)	N	20,354	V	40,309
Separate account liabilities	8,253	—	—		—		8,253
TOTAL LIABILITIES	$48,850	$34,963	$6,222		$20,354		$110,389
Shareholders’ equity
Common stock	$74	$9	$(79)	O	$—		$4
Additional paid-in capital	2,963	23,652	(311)	P	—		26,304
Accumulated other comprehensive loss	(1,547)	(6)	6	Q	—		(1,547)
Retained earnings	16,933	16,942	(21,034)	R	—		12,841
Less: treasury stock, at cost	(4,228)	(22,154)	26,382	S	—		—
TOTAL SHAREHOLDERS’ EQUITY	$14,195	$18,443	$4,964		$—		$37,602
Total liabilities and equity	$63,045	$53,406	$11,186		$20,354		$147,991

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 8, beginning on page 62. Cigna and Express Scripts amounts reflect reclassifications described in Note 4, beginning on page 57.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction

On March 8, 2018, Cigna and Express Scripts agreed to the combination of Cigna and Express Scripts under the terms of the merger agreement described in this joint proxy statement/prospectus. Subject to the terms and conditions of the merger agreement, Cigna will acquire Express Scripts in a cash and stock transaction through: (1) the merger of Cigna Merger Sub with and into Cigna, with Cigna surviving the merger as a direct wholly owned subsidiary of New Cigna, and (2) the merger of Express Scripts Merger Sub with and into Express Scripts, with Express Scripts surviving the merger as a direct wholly owned subsidiary of New Cigna.

Subject to the terms and conditions of the merger agreement, at the effective time, each share of Express Scripts common stock issued and outstanding immediately prior to the effective time (other than the Express Scripts excluded shares) will be automatically converted into (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes. No fractional shares of New Cigna common stock will be issued in the mergers, and Express Scripts stockholders will receive cash in lieu of any fractional shares of New Cigna common stock.

Subject to the terms and conditions of the merger agreement, at the effective time, each share of Cigna common stock issued and outstanding immediately prior to the effective time (other than the excluded Cigna shares) will be automatically converted into one fully paid and nonassessable share of New Cigna common stock.

The merger agreement generally provides that, upon completion of the Express Scripts merger, each Express Scripts stock option, Express Scripts RSU award (other than any such award held by a non-employee director) and Express Scripts deferred unit that is outstanding immediately prior to the effective time will be converted into an equivalent New Cigna award. Each pre-2018 Express Scripts performance share unit award that is outstanding immediately prior to the effective time generally will vest at the level of performance determined by the compensation committee of the Express Scripts board of directors and each 2018 Express Scripts performance share unit award will vest at the maximum level of performance and, in each case, will be cancelled in exchange for the right to receive the Express Scripts merger consideration with respect to each underlying share of Express Scripts common stock. Each Express Scripts RSU award held by a non-employee director will be cancelled in exchange for a cash payment in an amount equal to the Express Scripts merger consideration with respect to each underlying share of Express Scripts common stock.

The merger agreement generally provides that, upon completion of the Cigna merger, each Cigna stock option, Cigna restricted stock award, Cigna RSU award, Cigna strategic performance share award and Cigna deferred unit that is outstanding immediately prior to the effective time will be converted into an equivalent New Cigna award.

Completion of the mergers is subject to regulatory approvals and clearances, and approval by Cigna stockholders and Express Scripts stockholders. As of the date of this joint proxy statement/prospectus, the mergers are expected to be completed during the second half of 2018.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on the historical consolidated financial statements of Cigna and Express Scripts for the year ended December 31, 2017 and as of and for the three months ended March 31, 2018. Historical results will reflect non-recurring items and, for the three months ended March 31, 2018, business seasonality. The acquisition method of accounting is based on ASC 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurement.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the effective time at the then-current market price. This requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements, since the market price of the shares of Cigna common stock at the effective time is likely to be different than the $170.25 market price that was used in the preparation of the unaudited pro forma condensed combined financial statements. The market price of $170.25 was based upon the closing price of shares of Cigna common stock on the NYSE on July 3, 2018, the latest practicable date prior to the date of this joint proxy statement/prospectus.

ASC 820 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, New Cigna may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect New Cigna’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded, as of completion of the mergers, primarily at their respective fair values and added to those of Cigna. Financial statements and reported results of operations of New Cigna issued after completion of the mergers will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Express Scripts.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Acquisition-related transaction costs expected to be incurred by Cigna include estimated fees related to a bridge financing commitment and agreement. Total acquisition-related transaction costs expected to be incurred by Cigna and Express Scripts are estimated to be approximately $430 million and $120 million, respectively. During the three months ended March 31, 2018, Cigna incurred $48 million before-tax and Express Scripts incurred $20 million before-tax of acquisition-related transaction costs, which have been excluded from the pro forma combined income statement for the three months ended March 31, 2018. During the year ended December 31, 2017, Cigna and Express Scripts did not incur any material acquisition-related transaction costs.

The unaudited pro forma condensed combined balance sheet as of March 31, 2018 is required to include adjustments which give effect to events that are directly attributable to the mergers regardless of whether they are expected to have a continuing impact on the combined results or are non-recurring. Therefore, acquisition-related transaction costs expected to be incurred by Cigna and Express Scripts subsequent to March 31, 2018 of approximately $380 million and $100 million, respectively, are reflected as a pro forma adjustment to the unaudited pro forma condensed combined balance sheet as of March 31, 2018, presented as an increase to accrued expenses and other current liabilities and an after-tax impact decrease to retained earnings.

The unaudited pro forma condensed combined financial statements do not reflect any potential required divestitures or the projected realization of cost savings following completion of the mergers. These cost savings opportunities are from administrative cost savings as well as reduced health care costs due to medical management. Although Cigna projects that cost savings will result from the mergers, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements do not reflect any projected pre-tax restructuring and integration-related costs associated with the projected annual cost savings. The restructuring and integration-related costs will be expensed in the appropriate accounting periods after completion of the mergers.

The unaudited pro forma condensed combined financial statements do not reflect any changes in applicable law (including applicable tax law) after March 31, 2018.

3.	Accounting Policies

As part of preparing the unaudited pro forma condensed combined financial statements, Cigna conducted an initial review of the accounting policies of Express Scripts to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to Cigna’s accounting policies and classification. During the preparation of these unaudited pro forma condensed combined financial statements, Cigna did not become aware of any material differences between the accounting policies of Cigna and Express Scripts.

Upon consummation of the mergers, New Cigna will conduct a more comprehensive review of Express Scripts’ accounting policies, and may identify other differences among the accounting policies of Cigna and Express Scripts that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements.

4.	Reclassification Adjustments

Income Statement Reclassifications: The following tables summarize certain reclassifications made to the Express Scripts historical income statements to conform to the pro forma income statement presentation:

	Reclassification Adjustments for the three months ended March 31, 2018
(In millions)	Express Scripts Historical Presentation	Express Scripts Historical in Pro Forma Presentation
Express Scripts Revenues (as reported)	$24,769
Premiums		$566
Pharmacy revenues		23,184
Fees and other revenues		1,019
Total	$24,769	$24,769

Express Scripts Cost of Revenues (as reported)	$22,890
Pharmacy costs		$21,724
Global Health Care medical costs		1,074
Total	$22,890	$22,798	(1)

Express Scripts Other Operating Expense
Selling, general and administrative (as reported)	$918
Interest expense and other (as reported)	154
Net income attributable to non-controlling interest (as reported)	3
Other operating expense		$818
Amortization of other acquired intangible assets		349
Total	$1,075	$1,167	(1)
	Reclassification Adjustments for the year ended December 31, 2017
(In millions)	Express Scripts Historical Presentation	Express Scripts Historical in Pro Forma Presentation
Express Scripts Revenues (as reported)	$100,065
Premiums		$1,796
Pharmacy revenues		96,272
Fees and other revenues		1,997
Total	$100,065	$100,065

Express Scripts Cost of Revenues (as reported)	$91,303
Pharmacy costs		$89,402
Global Health Care medical costs		1,854
Total	$91,303	$91,256	(1)

Express Scripts Other Operating Expense
Selling, general and administrative (as reported)	$3,268
Interest expense and other (as reported)	608
Net income attributable to non-controlling interest (as reported)	14
Other operating expense		$2,697
Amortization of other acquired intangible assets		1,240
Total	$3,890	$3,937	(1)

(1)	The decrease of $92 million for the three months ended March 31, 2018 and $47 million for the year ended December 31, 2017 in cost of revenues represent the reclassification of Medicare Part D and medical benefit services administrative expenses from cost of revenues to operating expenses.

Balance Sheet Reclassifications:   The following table summarizes certain reclassifications made to the Cigna historical balance sheet to conform to the pro forma balance sheet presentation:

	Reclassification Adjustments as of March 31, 2018
(In millions)	Cigna Historical Presentation	Cigna Pro Forma Presentation
Cigna Deferred Policy Acquisition Costs (as reported)	$2,315
Cigna Other Assets, Including Other Intangibles (as reported)	2,720
Other intangibles		$465
Deferred policy acquisition costs		2,175
Other assets		2,395
Total	$5,035	$5,035

Cigna Deferred Taxes
Deferred tax assets, net (as reported)	$96
Deferred tax liabilities, net		$(96)
Total	$96	$(96)

Cigna Redeemable Noncontrolling Interests
Redeemable noncontrolling interests (as reported)	$49
Accounts payable, accrued expenses and other liabilities (as reported)	7,825
Accounts payable, accrued expenses and other liabilities		$7,874
Total	$7,874	$7,874

The following table summarizes certain reclassifications made to the Express Scripts historical balance sheet to conform to the pro forma balance sheet presentation:

	Reclassification Adjustments as of March 31, 2018
(In millions)	Express Scripts Historical Presentation	Express Scripts Historical in Pro Forma Presentation
Express Scripts Other Assets, Prepaid Expenses and Other Current Assets and Inventories
Inventories (as reported)	$2,028
Prepaid expenses and other current assets (as reported)	336
Other assets (as reported)	220
Other assets		$2,584
Total	$2,584	$2,584

Express Scripts Property and Equipment
Property and equipment, net (as reported)	$553
Computer software, net (as reported)	819
Property and equipment		$1,372
Total	$1,372	$1,372

	Reclassification Adjustments as of March 31, 2018
(In millions)	Express Scripts Historical Presentation	Express Scripts Historical in Pro Forma Presentation
Express Scripts Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable (as reported)	$3,957
Accrued expenses (as reported)	2,711
Other liabilities (as reported)	837
Non-controlling interest (as reported)	6
Claims and rebates payable (as reported)	9,969
Accounts payable, accrued expenses and other liabilities		$16,913
Total insurance and contractholder liabilities		567
Total	$17,480	$17,480
5.	Preliminary Merger Consideration

The preliminary estimate of the Express Scripts merger consideration shown in the following table has been calculated using the number of Express Scripts common stock and stock-based awards as of April 30, 2018 and the closing price of Cigna common stock as of July 3, 2018, the latest practicable date prior to the date of this joint proxy statement/prospectus.

(Millions, except per common stock data)
Total consideration
Cash consideration (as detailed below)	$27,437
Common stock consideration (as detailed below)	23,324
Other stock award consideration - preliminary estimate of fair value of other stock-based awards - portion assigned to service period prior to the mergers(1)	489
Preliminary estimated merger consideration	$51,250

Cash consideration
Express Scripts common stock outstanding	561.7
Multiplied by merger agreement cash consideration per share paid to Express Scripts stockholders	48.75
Preliminary estimate of cash consideration paid to Express Scripts stockholders	$27,383
Preliminary estimate of cash consideration paid to company performance share holders(2)	54
Preliminary fair value estimate of total cash consideration	$27,437
Stock consideration
Express Scripts common stock outstanding	561.7
Multiplied by merger agreement per share exchange ratio	0.2434
Preliminary stock issued to Express Scripts stockholders	136.7
Preliminary stock issued to Express Scripts company performance share holders(2)	0.3
Total preliminary estimate of stock issued to Express Scripts stockholders	137.0
Multiplied by per share price of Cigna common stock on July 3, 2018	$170.25
Preliminary fair value estimate of total stock consideration	$23,324
(1)	The merger agreement provides that Express Scripts stock options and restricted stock units (other than those held by non-employee directors) that are outstanding immediately prior to the completion of the mergers will be converted into equivalent New Cigna awards. The estimated fair value of the replacement options attributable to service periods prior to the mergers is included in the merger consideration in the above table. The fair value attributable to post-merger services will be recorded as compensation expense in New Cigna’s post-merger financial statements. The above table excludes approximately 2.5 million of Express Scripts employee-held RSU’s.
(2)	Express Scripts performance share units that are outstanding immediately prior to completion of the mergers generally will vest at the level of performance determined by the compensation committee of the Express Scripts board of directors prior to the closing (provided that awards granted in 2018 will vest at the maximum level of performance) and will be cancelled upon completion of the mergers.

The estimated total consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual consideration that will be transferred at the effective time. In accordance with ASC 805 the fair value of equity securities issued as part of the consideration transferred will be measured at the effective time at the then-current market price. This requirement will likely result in a different value of the common share component of the purchase consideration and a per Express Scripts share equity component different from the $41.44 (the per share price of Cigna common stock as of July 3, 2018 multiplied by the exchange ratio under the merger agreement of 0.2434) assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. For example, if the per share price of Cigna common stock at the effective time increased or decreased by 10% from the price assumed in these unaudited pro forma condensed combined financial statements, the consideration transferred would increase or decrease by approximately $2.4 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

6.	Estimate of Assets to Be Acquired and Liabilities to Be Assumed

The following is a preliminary allocation of the total consideration expected to be transferred based on the assets to be acquired and the liabilities to be assumed by New Cigna in the mergers:

(In millions)	As of March 31, 2018
Cash and cash equivalents(1)	$2,318
Receivables(1)	6,794
Property and equipment(1)	553
Goodwill(2)	36,293
Other identifiable intangible assets(3)	43,495
Other assets acquired(1)	2,576
Long-term debt, including current portion(1)	(14,850)
Deferred income tax liabilities(4)	(8,449)
Other liabilities assumed(1)	(17,480)
Total	$51,250
(1)	As of the completion of the mergers, acquired assets and liabilities are required to be measured at fair value. Cigna has estimated fair value adjustments for long-term debt based on market data. As of the date of this joint proxy statement/prospectus, Cigna does not have sufficient information to make a reasonable preliminary estimate of the remaining other assets and liabilities. Accordingly, for purposes of these unaudited pro forma condensed combined financial statements, Cigna has assumed that the historical Express Scripts book value approximates the best estimate of fair value for all other assets and liabilities not separately discussed in these unaudited pro forma condensed combined financial statements.
(2)	Goodwill is calculated as the difference between the acquisition date fair value of the Express Scripts merger consideration expected to be transferred and the aggregate value assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.
(3)	As of completion of the mergers, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the ASC 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all acquired assets will be used in a manner that represents the highest and best use of those acquired assets, but it is not assumed that any market participant synergies will be achieved.

The fair value of identifiable intangible assets is determined primarily using variations of the “income approach,” which is based on the present value of the future after-tax cash flows attributable to each identifiable intangible asset. Other valuation methods, including the market approach and cost approach, were also considered in estimating the fair value. Under the HSR Act and other relevant laws and regulations, there are significant limitations on Cigna’s ability to obtain specific information about Express Scripts’ intangible assets prior to completion of the mergers.

As of the date of this joint proxy statement/prospectus, Cigna does not have sufficient information as to the amount, timing and risk of the cash flows from all of Express Scripts’ identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include, but are not limited to: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset’s life cycle; and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, Express Scripts cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of Express Scripts’ identifiable intangible assets and their weighted average useful lives have been preliminarily estimated as follows:

(Dollars in millions)	Estimated Fair Value	Estimated Useful Life (Years)	Amortization method
Customer relationships(a)	$35,600	17	Straight Line
Trade Name	7,300	20	Straight Line
Technology	595	5	Straight Line
Total identifiable intangible assets with finite lives	$43,495
(a)	Estimated fair value includes intangibles associated with certain terminated client relationships that are amortized over the remaining contractual period of two years.

These preliminary estimates of fair value and weighted average useful life will likely be different from the amounts included in the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Cigna has full access to information about Express Scripts’ intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to identifiable intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets (iii) the estimated weighted average useful life of each category of intangible assets and (iv) the amortization method. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Cigna only upon access to additional information and/or by changes in such factors that may occur prior to completion of the mergers. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and/or competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable Express Scripts intangible assets and/or to the estimated weighted average useful lives from what Cigna has assumed in these unaudited pro forma condensed combined financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to Cigna’s estimate of associated amortization expense.

(4)	As of completion of the mergers, Cigna will establish net deferred tax liabilities and make other tax adjustments as part of the accounting for the mergers using a tax rate of 21%. The pro forma adjustment to record the effect of deferred taxes was computed as follows:
(In millions)	Deferred Tax Adjustments
Fair value adjustments of assets to be acquired and liabilities to be assumed
Estimated fair value of identified intangible assets acquired	$42,900
Estimated fair value of internally developed software acquired	595
Estimated fair value of debt to be assumed	232
Total estimated fair value adjustment	43,727
Fair value of stock-based compensation included in merger consideration
Total estimated fair value adjustment	(489)
Total fair value adjustment of assets and liabilities and stock based compensation	43,238
Applicable tax rate	21%
Net deferred tax liabilities	$9,080
7.	Unaudited Pro Forma Condensed Combined Statement of Income Adjustments
(In millions)	Ref	Increase (decrease) for the period ended Mar. 31, 2018	Increase (decrease) for the year ended Dec. 31, 2017
Acquisition adjustments
Revenues
Pharmacy revenues
To eliminate Express Scripts’ amortization expense recorded as offset to revenues	A	$55	$222
Expenses
Other operating expenses
To eliminate Express Scripts’ capitalized software amortization expense		$(61)	$(205)
To eliminate amortization of debt issuance costs and net debt discounts and premiums of assumed Express Scripts debt		(1)	(15)
To eliminate actual transaction costs incurred by Cigna and Express Scripts in 2018		(68)	—
Total adjustments to other operating expenses	B	$(130)	$(220)

(In millions)	Ref	Increase (decrease) for the period ended Mar. 31, 2018	Increase (decrease) for the year ended Dec. 31, 2017
Amortization of other acquired intangible assets
To eliminate Express Scripts’ 2017 other intangible asset amortization expense		$(349)	$(1,240)
To record estimated transaction-related other acquired intangible assets amortization		953	3,813
Total adjustments to other amortization of other acquired intangible assets	C	$604	$2,573
Total income taxes
To reflect the income tax impact of acquisition adjustments at 21% in 2018 and 35% in 2017	D	$(89)	$(746)

Financing adjustments
Expenses
Other operating expenses
To record estimated interest expense on newly issued debt*		$241	$965
To record amortization of debt issuance costs on newly issued debt		3	13
Total adjustments to other operating expenses	E	$244	$978
Total income taxes
To reflect the income tax impact of financing adjustments at 21% in 2018 and 35% in 2017	F	$(51)	$(342)
*	Represents the additional interest expense associated with the issuance of $22.6 billion of long-term fixed rate or floating rating debt and commercial paper that Cigna expects to issue to partially fund the mergers. The amount of interest expense is calculated based on an assumed weighted average interest rate of 4.3% and a range of long-term maturities from 18 months to 30 years assuming the debt was issued at Cigna’s estimate of interest rates and spreads during May 2018. If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $7 million for the three months ended March 31, 2018 and $28 million for the year ended December 31, 2017.

Items not adjusted in the unaudited pro forma condensed combined statement of income

The increase to other operating expenses associated with the amortization of the fair value increase to Express Scripts’ stock-based awards when converted to Cigna stock-based awards and the decrease to other operating expenses associated with the amortization of the fair value decrease to Express Scripts’ debt assumed by Cigna have not been reflected in the unaudited pro forma financial information because they are not expected to have a material effect on the unaudited pro forma financial information.

There were no material intercompany balances between Express Scripts and Cigna for the three months ended March 31, 2018 or the year ended December 31, 2017 to be eliminated in the above pro forma income statements.

8.	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments
(In millions)	Ref	Increase (decrease) at Mar. 31, 2018
Acquisition adjustments
Assets
Cash and cash equivalents
To record the cash portion of the merger consideration	G	$(27,437)
Property and equipment
To eliminate Express Scripts historical capitalized software	H	$(819)
Goodwill
To eliminate Express Scripts historical goodwill		$(31,105)
To record estimated transaction goodwill		36,293
Total adjustments to goodwill	I	$5,188

(In millions)	Ref	Increase (decrease) at Mar. 31, 2018
Other intangibles
To eliminate Express Scripts historical intangible assets		(9,233)
To record estimated fair value of intangible assets acquired		43,495
Total adjustments to other intangibles	J	$34,262
Other assets
To eliminate historical unamortized debt issuance costs of revolving line of credit	K	$(8)
Liabilities
Accounts payable, accrued expenses and other liabilities
To accrue estimated transaction costs for Cigna		$382
To accrue estimated transaction costs for Express Scripts		100
Total adjustments to accounts payable, accrued expenses and other liabilities	L	$482
Deferred tax liabilities, net
Total adjustments to deferred tax liabilities, net	M	$5,876
Long-term debt
To eliminate historical unamortized debt issuance costs of outstanding debt		$96
To estimate the fair value of assumed Express Scripts debt		(232)
Total adjustments to long-term debt	N	$(136)
Shareholders' equity
Common Stock
Total adjustments to common stock from elimination of Express Scripts historical common stock, elimination of Cigna historical treasury stock and issuance of new Cigna common stock	O	$(79)
Additional paid-in capital
Total adjustments to additional paid-in capital from elimination of Express Scripts historical paid-in capital, elimination of Cigna historical treasury stock, issuance of new Cigna common stock and issuance of replacement common stock-based awards	P	$(311)
Accumulated other comprehensive loss
To eliminate Express Scripts accumulated other comprehensive loss	Q	$6
Retained Earnings
To eliminate Express Scripts historical retained earnings		$(16,942)
To record elimination of Cigna historical treasury stock canceled upon closing of mergers		(3,686)
To record estimated transaction costs incurred, net of tax		(406)
Total adjustments to retained earnings	R	$(21,034)
Treasury Stock
Total adjustments to treasury stock from elimination of Express Scripts historical balance and elimination of Cigna historical treasury stock canceled upon closing of mergers	S	$26,382

Financing adjustments
Assets
Fixed maturities, at fair value
To record the sale of fixed maturity investments to fund closing of mergers	T	$(1,994)
Cash and cash equivalents
To establish incremental Cigna debt to effect the mergers		$22,600
To pay off outstanding Express Scripts' term loan		(2,146)
To record the sale of fixed maturity investments to fund closing of mergers		1,994
To record estimated debt issuance costs incurred		(100)
Total adjustments to cash and cash equivalents	U	$22,348

(In millions)	Ref	Increase (decrease) at Mar. 31, 2018
Liabilities
Long-term debt
To establish incremental Cigna debt to effect the mergers		$22,600
To pay off outstanding Express Scripts' term loan		(2,146)
To record estimated debt issuance costs		(100)
Total adjustments to long-term debt	V	$20,354

Items not adjusted in the unaudited pro forma condensed combined balance sheet

There were no material intercompany balances between Express Scripts and Cigna for the three months ended March 31, 2018 to be eliminated in the above pro forma balance sheet.

The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. Cigna currently pays an annual dividend on shares of Cigna common stock and last declared a dividend of $0.04 per share on February 28, 2018 that was paid on April 10, 2018 to shareholders of record as of March 12, 2018. Under the terms of the merger agreement, during the period before completion of the mergers, Cigna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular annual cash dividends in respect of shares of Cigna common stock in the ordinary course of business consistent with past practice, with declaration, record and payment dates substantially consistent with those of the dividends paid by Cigna during its most recent fiscal year. Express Scripts does not currently pay a cash dividend to stockholders. Under the terms of the merger agreement, during the period before completion of the mergers, Express Scripts is not permitted to declare, set aside or pay any dividend or other distribution other than dividends or other distributions by its subsidiaries. The dividend policy of New Cigna following completion of the mergers will be determined by the New Cigna board of directors.

9.	Combined Weighted-Average Basic and Diluted Shares

The unaudited pro forma combined basic and diluted earnings per share calculations are based on the combined weighted-average basic and diluted shares of Cigna and Express Scripts. The historical weighted-average basic and diluted shares of Cigna were assumed to be replaced by the shares and converted stock-based awards expected to be issued by New Cigna to effect the mergers.

The following table summarizes the computation of the unaudited pro forma combined weighted-average basic and diluted shares outstanding:

(In millions)	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Cigna’s weighted-average shares to compute basic EPS	242.2	250.9
Express Scripts’ outstanding shares at April 30, 2018, converted at exchange ratio (561.7 * 0.2434)	136.7	136.7
Combined weighted average basic shares outstanding	378.9	387.6
Express Scripts’ company performance shares	0.3	0.3
Pro forma weighted-average basic shares outstanding	379.2	387.9
Dilutive effect of Cigna’s outstanding stock-based awards	3.6	4.2
Dilutive effect of Express Scripts’ outstanding stock-based awards, converted at the exchange ratio	3.2	2.4
Pro forma weighted average diluted shares	386.0	394.5

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide Cigna management’s and/or Express Scripts management’s current expectations or plans for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “may,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of Cigna or the combined company following consummation of the mergers, the anticipated benefits of the mergers, including estimated synergies, the expected timing of completion of the mergers, Cigna’s ability to obtain financing for the mergers and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Cigna and Express Scripts claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Risks, uncertainties and other factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, risks and uncertainties detailed in Cigna’s and Express Scripts’ periodic public filings with the SEC, including those discussed in the section entitled “Risk Factors” beginning on page 37 and in the sections entitled “Risk Factors” in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, Cigna’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017 and Express Scripts’ Quarterly Report on Form 10-Q for the period ended March 31, 2018, factors contained or incorporated by reference into such documents and in subsequent filings by Cigna and Express Scripts, and the following factors:

•	the inability of Cigna and Express Scripts to obtain stockholder or regulatory approvals required for the mergers or the requirement to accept conditions that could reduce the anticipated benefits of the mergers as a condition to obtaining regulatory approvals;
•	failure to satisfy the conditions to closing provided in the merger agreement;
•	a longer time than anticipated to consummate the mergers;
•	problems regarding the successful integration of the businesses of Cigna and Express Scripts;
•	unexpected costs regarding the mergers;
•	restrictions on business activities during the pendency of the mergers and limitations put on Cigna’s and Express Scripts’ ability to pursue alternatives to the mergers under the merger agreement;
•	diversion of Cigna management’s and Express Scripts management’s attention from ongoing business operations and opportunities;
•	disruption from the mergers making it more difficult to maintain business and operational relationships;
•	potential litigation associated with the mergers;
•	the ability to hire and retain key personnel;
•	the availability of financing;
•	the obligation to complete the mergers even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to Cigna and New Cigna than its current commitments, due to the absence of a financing condition in connection with the mergers;
•	effects on the businesses as a result of uncertainty surrounding the mergers;
•	the possibility that the anticipated benefits from the mergers cannot be realized in full, or at all or may take longer to realize than expected, including risks associated with achieving expected synergies from the mergers;

•	the uncertainty of the value of the Cigna merger consideration and the Express Scripts merger consideration due to fixed exchange ratios and potential fluctuations in the market prices of Cigna common stock and Express Scripts common stock;
•	the possibility of the directors and officers of each of Cigna and Express Scripts generally having interests in the mergers that are different from, or in addition to, the interests of Cigna stockholders or Express Scripts stockholders, as applicable;
•	the possibility of changes in circumstances between the date of the signing of the merger agreement and the closing date that will not be reflected in the opinions received by the Cigna board of directors and the Express Scripts board of directors from their respective financial advisors;
•	the effect of the substantial additional indebtedness New Cigna will incur in connection with the mergers;
•	the possibility of actual results of operations, cash flows and financial position after the mergers materially differing from the unaudited pro forma condensed combined financial statements of New Cigna;
•	the difference in rights provided to New Cigna stockholders under Delaware law, the New Cigna certificate of incorporation and the New Cigna bylaws, as compared to the rights provided to Cigna stockholders under Delaware law, the Cigna certificate of incorporation and the Cigna bylaws, and to Express Scripts stockholders under Delaware law, the Express Scripts certificate of incorporation and the Express Scripts bylaws (as defined below);
•	the occurrence of any event giving rise to the right of a party to terminate the merger agreement;
•	an unexpected downgrade in Cigna’s, Express Scripts’ or New Cigna’s financial strength ratings;
•	the impact of debt service obligations on the availability of funds for other business purposes, and the terms and required compliance with covenants relating to Cigna’s, Express Scripts’ or New Cigna’s indebtedness; and
•	future industry risks that are described in SEC reports filed by Cigna and Express Scripts.

There can be no assurance that the mergers or any other transaction described in this joint proxy statement/prospectus will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and Cigna and Express Scripts assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

INFORMATION ABOUT THE COMPANIES

Cigna Corporation

Cigna was incorporated in Delaware in 1981. Cigna is a global health services organization dedicated to a mission of helping individuals improve their health, well-being and sense of security. Since 2009, its strategy in support of that mission has been to “Go Deep, Go Global and Go Individual”. To further accelerate the differentiated value Cigna delivers for its customers, clients, partners and communities, it has evolved this strategy in order to expand avenues for growth and performance. Cigna’s evolved strategy is to “Go Deeper”, “Go Local” and “Go Beyond.”

Cigna executes on this strategy with a differentiated set of medical, pharmacy, behavioral, dental, disability, life and accident insurance and related products and services offered by its subsidiaries.

In an increasingly retail-oriented marketplace, Cigna focuses on delivering affordable and personalized products and services to customers through employer-based, government-sponsored and individual coverage arrangements. Cigna increasingly collaborates with health care providers to continue the transition from volume-based fee for service arrangements toward a more value-based system designed to increase quality of care, lower costs and improve health outcomes. Cigna operates a customer-centric organization enabled by keen insights regarding customer needs, localized decision-making and talented professionals committed to bringing its “Together All the Way” brand promise to life.

Cigna’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002. Cigna’s telephone number is (860) 226-6000 and its website is www.cigna.com.

Express Scripts Holding Company

Express Scripts was incorporated in Delaware in July 2011. Express Scripts puts medicine within reach of tens of millions of people by aligning with plan sponsors, taking bold action and delivering patient-centered care to make better health more affordable and accessible. Headquartered in Saint Louis, Missouri, Express Scripts provides integrated pharmacy benefit management services, including network-pharmacy claims processing, home delivery pharmacy care, specialty pharmacy care, specialty benefit management, benefit-design consultation, drug utilization review, formulary management and medical and drug data analysis services. Express Scripts also distributes a full range of biopharmaceutical products and provides extensive cost-management and patient-care services.

Express Scripts, Inc. was incorporated in Missouri in September 1986 and reincorporated in Delaware in March 1992. In July 2011, Express Scripts, Inc. and Medco Health Solutions, Inc. entered into a merger agreement providing for a new holding company named Aristotle Holding, Inc., which was incorporated in July 2011. In April 2012, Aristotle Holding, Inc. was renamed Express Scripts Holding Company. Express Scripts’ principal executive offices are located at One Express Way, Saint Louis, Missouri 63121. Express Scripts’ telephone number is (314) 996-0900 and its web site is www.express-scripts.com.

Halfmoon Parent, Inc.

New Cigna is a Delaware corporation and a direct wholly owned subsidiary of Cigna. New Cigna was incorporated on March 6, 2018, solely for the purpose of effecting the mergers and, immediately after the mergers, New Cigna will be renamed “Cigna Corporation”. Pursuant to the merger agreement, by and among Cigna, Express Scripts, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub, (1) Cigna Merger Sub will merge with and into Cigna, and (2) Express Scripts Merger Sub will merge with and into Express Scripts. As a result of the mergers, Cigna and Express Scripts will become wholly owned subsidiaries of New Cigna. As a result of the transactions contemplated by the merger agreement, New Cigna will become a publicly traded corporation, and former Cigna stockholders and former Express Scripts stockholders will own stock in New Cigna. New Cigna has not carried on any activities other than in connection with the mergers. New Cigna’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002.

Halfmoon I, Inc.

Cigna Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of New Cigna. Cigna Merger Sub was incorporated on March 6, 2018, solely for the purpose of effecting the mergers. Cigna Merger Sub will merge with and into Cigna and, as a result, Cigna will become a wholly owned subsidiary of New Cigna. Cigna Merger Sub has not carried on any activities other than in connection with the mergers. Cigna Merger Sub’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002.

Halfmoon II, Inc.

Express Scripts Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of New Cigna. Express Scripts Merger Sub was incorporated on March 6, 2018, solely for the purpose of effecting the mergers. Express Scripts Merger Sub will merge with and into Express Scripts and, as a result, Express Scripts will become a wholly owned subsidiary of New Cigna. Express Scripts Merger Sub has not carried on any activities other than in connection with the mergers. Express Scripts Merger Sub’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06002.

THE CIGNA SPECIAL MEETING

This section contains information about the special meeting of Cigna stockholders that has been called to consider a proposal to adopt the merger agreement and a proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

This joint proxy statement/prospectus is being furnished to Cigna stockholders in connection with the solicitation of proxies by the Cigna board of directors for use at the Cigna special meeting. Cigna is first mailing this joint proxy statement/prospectus and accompanying proxy card to Cigna stockholders on or about [ • ], 2018.

Date, Time and Place

A special meeting of Cigna stockholders will be held at [ • ] on [ • ], 2018, at [ • ], unless the Cigna special meeting is adjourned or postponed.

Purpose

At the Cigna special meeting, Cigna stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement; and
•	a proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

Recommendation of the Cigna Board of Directors

The Cigna board of directors has (1) approved the merger agreement, (2) declared that the mergers and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Cigna and its stockholders, (3) directed that the merger agreement be submitted for adoption by Cigna stockholders and (4) recommended that Cigna stockholders vote “FOR” the adoption of the merger agreement and “FOR” the proposal related to the adjournment of the Cigna special meeting.

The Cigna board of directors recommends that Cigna stockholders vote:

“FOR” the proposal to adopt the merger agreement; and

“FOR” the proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

See the section entitled “The Mergers — Recommendation of the Cigna Board of Directors; Cigna’s Reasons for the Mergers” beginning on page 96.

Cigna stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, the proposed transactions and certain compensation arrangements for Cigna’s named executive officers in connection with the mergers. In addition, Cigna stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of Cigna common stock at the close of business on the Cigna record date ([ • ], 2018) will be entitled to vote shares held on that date at the Cigna special meeting or any adjournments or postponements thereof. Each outstanding share of Cigna common stock entitles its holder to cast one vote.

As of the Cigna record date, [ • ] shares of Cigna common stock were outstanding and entitled to vote at the Cigna special meeting.

Quorum

The holders of at least two-fifths of the issued and outstanding shares of Cigna common stock entitled to vote at the Cigna special meeting, present in person or represented by proxy at the Cigna special meeting, will constitute a quorum for the transaction of business at the Cigna special meeting. As of the record date for the Cigna special meeting, [ • ] shares of Cigna common stock would be required to achieve a quorum.

Holders of shares of Cigna common stock present in person at the Cigna special meeting but not voting, and shares of Cigna common stock for which Cigna has received proxies indicating that their holders have abstained, will be counted as present at the Cigna special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The adoption of the merger agreement is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares on that matter at the Cigna special meeting. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares on a particular non-routine matter. A broker will not be permitted to vote on the proposal to adopt the merger agreement without instruction from the beneficial owner of the shares of Cigna common stock held by that broker. Accordingly, shares of Cigna common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted on the proposal to adopt the merger agreement (Cigna broker non-vote) will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Cigna broker non-votes, if any, will be counted for purposes of determining whether a quorum exists at the Cigna special meeting. If you hold shares of Cigna stock through a broker, bank or other organization with custody of your shares, follow the voting instructions you receive from that organization.

Vote Required

Proposal to Adopt the Merger Agreement by Cigna Stockholders: Approving the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Cigna common stock outstanding and entitled to vote. Accordingly, a Cigna stockholder’s failure to submit a proxy by Internet, telephone or by mail or to vote in person at the Cigna special meeting, an abstention from voting or a Cigna broker non-vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Cigna Special Meeting by Cigna Stockholders: Approving the proposal to adjourn the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, requires the affirmative vote of holders of a majority of the shares of Cigna common stock present, in person or represented by proxy, at the Cigna special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Cigna special meeting, while Cigna broker non-votes and shares not in attendance at the Cigna special meeting will have no effect on the outcome of any vote to adjourn the Cigna special meeting.

Voting by Cigna’s Directors and Executive Officers

As of the Cigna record date, Cigna’s directors and executive officers and certain of their affiliates beneficially owned [ • ] shares of Cigna common stock entitled to vote at the Cigna special meeting. This represents approximately [ • ]% in voting power of the outstanding shares of Cigna common stock entitled to be cast at the Cigna special meeting. Cigna currently expects that Cigna’s directors and executive officers and their affiliates will vote their shares of Cigna common stock in favor of each of the proposals to be considered by Cigna stockholders at the Cigna special meeting, although none of them has entered into any agreement obligating him or her to do so. As of the Cigna record date, Cigna did not beneficially own any shares of Cigna common stock.

How to Vote

Stockholders may vote using any of the following methods:

By telephone or on the Internet

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

You may vote on-line by accessing the website indicated on your proxy card. Please have your proxy card handy when you go on-line. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about [ • ], 2018, and will close at 11:59 p.m. Eastern Time on [ • ], 2018. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, Cigna recommends that you follow the voting instructions in the materials you receive.

By mail

If you received your Cigna special meeting materials by mail, you may also complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Cigna board of directors.

In person at the special meeting

All Cigna stockholders as of the Cigna record date may vote in person at the Cigna special meeting. You may also be represented by another person at the Cigna special meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares of Cigna common stock, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspector of election with your ballot to be able to vote at the Cigna special meeting.

By granting a proxy or submitting voting instructions

You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, and in the discretion of the proxyholders on any other matter that may properly come before the Cigna special meeting at the discretion of the Cigna board of directors.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Cigna special meeting. To do this, you must:

•	enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;
•	provide written notice of the revocation to our Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or
•	attend the Cigna special meeting and vote in person.

If your shares are held in “street name,” you must contact your broker or nominee to revoke and vote your proxy.

Attending the Special Meeting

Only holders of record of Cigna common stock, or beneficial owners of Cigna common stock, as of the record date, may attend the Cigna special meeting in person. You will need an admission ticket or proof of ownership to enter the Cigna special meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a stockholder of record. If you plan to attend the Cigna special meeting, please vote your proxy, but keep the admission ticket and bring it with you to the Cigna special meeting.

If your shares are held beneficially in the name of a broker, bank or other holder of record, you must present proof of your ownership of Cigna common stock, such as a bank or brokerage account statement, to be admitted to the Cigna special meeting. Please note that if you plan to attend the Cigna special meeting in person and would like to vote there, you will need to bring a legal proxy from your broker, bank or other holder of record as explained above. If your shares are held beneficially and you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Cigna common stock, to the Corporate Secretary, Cigna Corporation, Two Liberty Place, 7th Floor, 1601 Chestnut Street, Philadelphia, Pennsylvania 19192-1550.

Stockholders also must present a form of photo identification, such as a driver’s license, in order to be admitted to the Cigna special meeting. No cameras, recording equipment, large bags or packages will be permitted in the Cigna special meeting.

Confidential Voting

Proxy instructions, ballots and voting tabulations that identify individual Cigna stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Cigna or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy cards. All comments received are then forwarded to Cigna’s management.

Stockholders Sharing an Address

Cigna has adopted a procedure approved by the SEC called “householding.” Under this procedure, beneficial stockholders who have the same address and last name and who do not participate in electronic delivery or Internet access of proxy materials will receive only one copy of stockholder documents unless one or more of these stockholders notifies Cigna that they wish to continue receiving individual copies. This procedure is designed to reduce duplicate mailings and save significant printing and processing costs, as well as natural resources. Each stockholder who participates in householding will continue to receive a separate proxy card. Your consent to householding is perpetual unless you withhold or revoke it. You may revoke your consent at any time by contacting Broadridge Financial Solutions, Inc., either by calling toll-free at (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The request must be made by each person in the household. Be sure to indicate your name, the name of your brokerage firm or bank, and your account number. The revocation of your consent to householding will be effective 30 days following its receipt.

Solicitation of Proxies

Cigna is soliciting proxies for the Cigna special meeting from Cigna stockholders. Cigna has also retained Innisfree M&A Incorporated to solicit proxies for the Cigna special meeting from Cigna stockholders for a fee of $50,000, plus reasonable out-of-pocket expenses. Cigna will bear the entire cost of soliciting proxies from Cigna stockholders, except that Cigna and Express Scripts will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus and filing all soliciting materials with the SEC. In addition to this mailing, Cigna’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies. Solicitation of proxies will be undertaken through the mail, in person, by telephone, the Internet and videoconference.

Cigna may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses for forwarding proxy and solicitation materials to the beneficial owners of Cigna common stock and in obtaining voting instructions from such beneficial owners.

Other Business

There are no other matters that the Cigna board of directors intends to present, or has reason to believe others will present, at the Cigna special meeting. If you have returned your signed and completed proxy card and other matters are properly presented for voting at the Cigna special meeting, the proxy committee appointed by the Cigna board of directors (the persons named in your proxy card if you are a stockholder of record) will have the discretion to vote on those matters for you. For additional information on how business can be brought before a meeting, see Article II, Sections 11 to 13 of Cigna’s bylaws.

Adjournment

The Cigna special meeting may be adjourned in the absence of a quorum by the Chairman of the Cigna special meeting or by the holders of a majority of the shares of Cigna common stock present in person or represented by proxy and entitled to vote on the adjournment. Even if a quorum is present, the Cigna special meeting may be adjourned in order to provide more time to solicit additional proxies in favor of the proposal to adopt the merger agreement if sufficient votes are cast in favor of the proposal to approve the adjournment of the Cigna special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the Cigna special meeting.

Assistance

If you need assistance in voting your shares or have questions regarding the Cigna special meeting, please contact Innisfree M&A Incorporated, the proxy solicitation agent for Cigna. Stockholders may call toll-free at (877) 750-9498 (from the U.S. and Canada) or at +1 (412) 232-3651 (from other locations). Banks and brokers may call collect at (212) 750-5833.

THE EXPRESS SCRIPTS SPECIAL MEETING

This section contains information about the special meeting of Express Scripts stockholders that has been called to consider and vote on a proposal to adopt the merger agreement, a proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, and a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

This joint proxy statement/prospectus is being furnished to Express Scripts stockholders in connection with the solicitation of proxies by the Express Scripts board of directors for use at the Express Scripts special meeting. Express Scripts is first mailing this joint proxy statement/prospectus and accompanying proxy card to Express Scripts stockholders on or about [ • ], 2018.

Date, Time and Place

The Express Scripts board of directors has called for a special meeting of Express Scripts stockholders to be held at [ • ], on [ • ], 2018 at [ • ], Central Time, unless the Express Scripts special meeting is adjourned or postponed.

Purpose

At the Express Scripts special meeting, Express Scripts stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement;
•	a proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement; and
•	a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

Recommendation of the Express Scripts Board

The Express Scripts board of directors has unanimously (1) approved the merger agreement and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, (2) determined that the merger agreement and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Express Scripts and its stockholders, (3) directed that the merger agreement be submitted to Express Scripts stockholders for adoption and (4) recommended that Express Scripts stockholders vote “FOR” the adoption of the merger agreement, “FOR” the approval of the proposal related to the adjournment of the Express Scripts special meeting, and “FOR” the approval, by a non-binding, advisory vote, of certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

The Express Scripts board of directors recommends that Express Scripts stockholders vote:

“FOR” the proposal to adopt the merger agreement;

“FOR” the proposal to approve the adjournment of the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement; and

“FOR” the proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

See “The Mergers — Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers” beginning on page 113.

Express Scripts stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, the proposed transactions and certain compensation of Express Scripts’ named executive officers in connection with the mergers. In addition, Express Scripts stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of Express Scripts common stock at the close of business on [ • ], 2018, which is the Express Scripts record date, will be entitled to notice of, and to vote shares held at that date at, the Express Scripts special meeting or any adjournments or postponements thereof. Each outstanding share of Express Scripts common stock entitles its holder to cast one vote.

As of the Express Scripts record date, there were [ • ] shares of Express Scripts common stock, par value $0.01 per share, outstanding and entitled to vote at the Express Scripts special meeting.

Quorum

The presence at the Express Scripts special meeting, in person or by proxy, of the holders of a majority in voting power of the Express Scripts common stock issued and outstanding and entitled to vote at the Express Scripts special meeting, will constitute a quorum. In the absence of a quorum, a majority of Express Scripts stockholders, present in person or represented by proxy will have power to adjourn the Express Scripts special meeting. As of the record date for the Express Scripts special meeting, [ • ] shares of Express Scripts common stock will be required to achieve a quorum. Shares of Express Scripts common stock whose holders are present in person at the Express Scripts special meeting but fail to vote such shares, and shares of Express Scripts common stock for which Express Scripts has received proxies indicating that their holders have abstained, will be counted as present at the Express Scripts special meeting for purposes of determining whether a quorum is established.

Under the rules that govern brokers who have record ownership of shares of Express Scripts common stock that are held in street name, brokers have the authority to vote in their discretion on routine matters when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record are not permitted to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. The proposal to adopt the merger agreement, the proposal to approve the adjournment of the Express Scripts special meeting and the proposal to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers are “non-routine.” Accordingly, brokers will not have discretionary voting authority to vote your shares on these matters at the Express Scripts special meeting. Accordingly, shares of Express Scripts common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted (Express Scripts broker non-vote) will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Express Scripts broker non-votes, if any, will be counted as present at the Express Scripts special meeting for purposes of determining whether a quorum is established.

Vote Required

Proposal to Adopt the Merger Agreement by Express Scripts Stockholders: Approving the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock outstanding and entitled to vote. Accordingly, an Express Scripts stockholder’s failure to submit a proxy card or to vote in person at the Express Scripts special meeting, an abstention from voting or an Express Scripts broker non-vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Proposal to Adjourn the Express Scripts Special Meeting by Express Scripts Stockholders: Approving the proposal to adjourn the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Express Scripts special meeting, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to adjourn the Express Scripts special meeting.

Proposal Regarding Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers: In accordance with Section 14A of the Exchange Act, Express Scripts is providing Express Scripts stockholders with the opportunity to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers, as described in the section entitled “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers” beginning on page 201. Approving this merger-related executive compensation requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the proposal to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Voting by Express Scripts’ Directors and Executive Officers

As of the Express Scripts record date, Express Scripts’ directors and executive officers and certain of their affiliates beneficially owned [ • ] shares of Express Scripts common stock entitled to vote at the Express Scripts special meeting. This represents approximately [ • ]% in voting power of the outstanding shares of Express Scripts common stock entitled to be cast at the Express Scripts special meeting. Each Express Scripts director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of Express Scripts common stock owned by him or her for each of the proposals to be considered by Express Scripts stockholders at the Express Scripts special meeting, although none of them has entered into any agreement obligating him or her to do so.

How to Vote

If you are a stockholder of record, there are four ways you can vote:

•	By visiting the Internet at www.proxyvote.com;
•	By calling toll-free (within the U.S. or Canada) 1-800-690-6903;
•	By completing, dating, signing and returning the enclosed proxy card in the accompanying prepaid reply envelope; or
•	By attending the Express Scripts special meeting and voting in person by ballot.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about [ • ], 2018 and will close at 11:59 p.m. (Eastern time) on [ • ], 2018. Submitting a proxy over the Internet or by telephone is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the Express Scripts special meeting may vote in person, and any previously submitted proxies will be superseded by the vote cast at the Express Scripts special meeting.

Shares that are held in a brokerage account in the name of the broker are said to be held in “street name.” Stockholders who hold their shares in “street name” will need to obtain a voting instruction card from the institution that holds their shares and must follow the voting instructions given by that institution. Stockholders who hold shares in “street name” and wish to vote at the Express Scripts special meeting must obtain a legal proxy form from the institution that holds their shares and bring that proxy to the Express Scripts special meeting.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to adjourn the Express Scripts special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement, and “FOR” the proposal to approve, by a non-binding advisory vote, certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Express Scripts special meeting. To do this, you must:

•	enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;
•	provide written notice of the revocation to our Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or
•	attend the Express Scripts special meeting and vote in person.

If your shares are held in “street name,” you must contact your broker or nominee to revoke and vote your proxy.

Attending the Express Scripts Special Meeting

All Express Scripts stockholders as of the close of business on the Express Scripts record date may attend the Express Scripts special meeting but must have an admission ticket and a valid government-issued photo identification (e.g., a driver’s license or a passport). If you are a stockholder of record, the ticket attached to the proxy card will admit you. If you are a beneficial owner of Express Scripts shares, you may request a ticket by writing to the Office of the Secretary, One Express Way, Saint Louis, Missouri 63121. You must provide evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or nominee. No cameras, recording equipment, large bags or packages will be permitted in the Express Scripts special meeting.

Confidential Voting

As a matter of policy, Express Scripts keeps confidential proxies, ballots and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspector of election and certain of Express Scripts’ employees and Express Scripts’ transfer agent and proxy solicitor who are associated with processing proxy cards and tabulating the vote. The vote of any stockholder is not disclosed except in a contested proxy solicitation or as may be necessary to meet legal requirements.

Stockholders Sharing an Address

Express Scripts may send a single set of stockholder documents to any household at which two or more stockholders reside. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Express Scripts and some brokers household stockholder documents, delivering a single set of documents to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Express Scripts that they or Express Scripts will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate set of documents, or if you currently receive multiple sets of documents and would prefer to participate in householding, please notify your broker if your shares are held in a brokerage account or Express Scripts if you hold registered shares. You can notify Express Scripts by sending a written request to Express Scripts Holding Company, Attention: Investor Relations, One Express Way, Saint Louis, Missouri 63121, or by telephone at (314) 810-3115, and Express Scripts will promptly deliver these documents to you or start householding, as applicable, following our receipt of such request.

Solicitation of Proxies; Expenses of Solicitation

Express Scripts is soliciting proxies for the Express Scripts special meeting from Express Scripts stockholders. Express Scripts will bear the entire cost of soliciting proxies from Express Scripts stockholders, except that Express Scripts and Cigna will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus and filing all soliciting materials with the SEC. Solicitation of proxies will be made by mail and may also be made personally or by telephone, facsimile, the Internet and videoconference or other means by Express Scripts’ executive officers, directors and employees, without special compensation for such activities.

Brokerage houses, banks, other custodians, nominees and fiduciaries are being requested to forward proxy and solicitation materials to the beneficial owners of Express Scripts common stock, and their reasonable out-of-pocket expenses will be reimbursed by Express Scripts. Express Scripts has also retained MacKenzie Partners, Inc. to assist with the solicitation of proxies. MacKenzie Partners, Inc. will receive a fee for such services of approximately $60,000 plus reasonable out-of-pocket expenses, which will be borne by Express Scripts.

Other Business

The Express Scripts board of directors is not aware of any other business to be acted upon at the Express Scripts special meeting. For additional information on how business can be brought before the Express Scripts special meeting, see bylaw 1.12(a) of Express Scripts’ bylaws with respect to special meetings. If any other business properly comes before the Express Scripts special meeting, it is intended that the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such business.

Adjournment

Whether or not a quorum is present, either the person presiding over the Express Scripts special meeting or a majority of Express Scripts stockholders, present in person or represented by proxy, will have power to adjourn the Express Scripts special meeting. Even if a quorum is present, either the person presiding over the Express Scripts special meeting or a majority of Express Scripts stockholders may adjourn the Express Scripts special meeting, subject to the requirements set forth in the merger agreement, as described in the section entitled “The Merger Agreement — Covenants and Agreements — Stockholder Meetings” beginning on page 179. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the Express Scripts special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Express Scripts special meeting, please contact MacKenzie Partners, Inc., the proxy solicitation agent for Express Scripts, by mail at 1407 Broadway, New York, New York 10018, by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or by e-mail at expressscripts@mackenziepartners.com.

THE MERGERS

General

On March 7, 2018, the Cigna board of directors and the Express Scripts board of directors each approved the merger agreement, attached hereto as Annex A. Subject to the terms and conditions of the merger agreement, Cigna will acquire Express Scripts in a cash and stock transaction through (1) the merger of Cigna Merger Sub with and into Cigna, and (2) the merger of Express Scripts Merger Sub with and into Express Scripts. As a result of the mergers, which will become effective concurrently, Cigna and Express Scripts will become direct wholly owned subsidiaries of New Cigna, a new holding company, which will be renamed “Cigna Corporation” immediately after the mergers. Upon completion of the mergers, former Cigna stockholders and former Express Scripts stockholders will own stock in New Cigna, which is expected to be listed for trading on the NYSE. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

At the effective time, each outstanding share of Cigna common stock (other than the Cigna excluded shares) will be converted into one share of New Cigna common stock, and each share of Express Scripts common stock (other than the Express Scripts excluded shares) will be automatically converted into (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes.

Background of the Mergers

The management and boards of directors of Cigna and Express Scripts have regularly reviewed their respective companies’ results of operations, future growth prospects and competitive positions in the industries in which they respectively operate. They have also regularly considered the strategic options of their respective businesses in light of economic and regulatory conditions, among other things, including whether the continued execution of their respective strategies as standalone companies or the possible sale to, or a combination with, a third party offers the best avenue to enhance stockholder value. As part of their respective reviews, Express Scripts and Cigna have considered a number of factors, including the potential for industry consolidation, the highly competitive marketplace for healthcare services, increased regulation, the wide range of existing and potentially new competitors in the industry, and the importance of increased affordability, consumer choice, personalization, broadening of capabilities offered to clients and improved quality and technology to continuing success.

As the healthcare industry dynamics have evolved over the past several years, senior management of Express Scripts has engaged in various discussions with respect to potential business combination transactions as part of Express Scripts’ evaluations of potential strategic alternatives, including regarding possible acquisitions, divestitures and business combination transactions. However, none of the discussions resulted in significant decisions regarding a combination of Express Scripts and any third party (other than Cigna).

In addition, prior to the announcement by Anthem, Inc., which we refer to as Anthem, on October 18, 2017, that it will not renew its contract with Express Scripts following the contract’s expiration at the end of 2019, Express Scripts senior management kept the Express Scripts board of directors apprised of the status of negotiations regarding the renewal of Express Scripts’ contract to provide pharmacy benefits management services to Anthem and certain of its customers and members, as well as the litigation between Anthem and Express Scripts, initiated by Anthem in March 2016. Express Scripts senior management also discussed with the Express Scripts board of directors the likelihood that such negotiations would lead to a renewal on mutually satisfactory terms and the impact that the litigation could have on Express Scripts.

Following the termination of Cigna’s merger agreement with Anthem on May 12, 2017, senior management of Cigna engaged in various discussions with respect to potential business combination transactions as part of Cigna’s evaluations of potential strategic alternatives, including regarding possible acquisitions, divestitures and business combination transactions. However, none of the discussions resulted in significant discussions regarding a combination of Cigna and any third party (other than Express Scripts). Specifically, during the period from the termination of Cigna’s merger agreement with Anthem through the execution of the merger agreement with Express Scripts, Cigna received no proposals, offers or indications of interest from any third party with respect to a potential acquisition of Cigna.

On June 27 and 28, 2017, at its regularly scheduled meeting to review Express Scripts’ long-term strategy, industry trends and potential strategic business opportunities, members of the Express Scripts board of directors met with members of Express Scripts senior management and representatives of Lazard and discussed, among other things, evolving competitive dynamics, industry consolidation, risks and opportunities of Express Scripts as a standalone pharmacy benefit manager, which we refer to as a PBM, and potential strategic transactions (via combination or other commercial business arrangements) with a selection of counterparties in the healthcare industry as well as their perceived strategic rationale and views on the actionability of completing such transactions. At this meeting, the Express Scripts board of directors discussed a potential strategic transaction with a large publicly traded company in the healthcare industry, which we refer to as Express Scripts Company A, with which members of Express Scripts senior management engaged in exploratory discussions regarding a potential business combination during the summer of 2017, subject to a mutual confidentiality agreement. Express Scripts’ legal and financial advisors provided their respective preliminary analyses of such a transaction and an overview of the Express Scripts board of directors’ fiduciary duties in considering such a transaction. As a part of its regularly scheduled review of Express Scripts’ long-term strategy, industry trends and potential strategic business opportunities, Express Scripts senior management and the Express Scripts board of directors discussed with its financial advisors the advantages and disadvantages of remaining a standalone PBM, pursuing a potential transformational business combination or continuing with a “string of pearls” acquisition strategy of acquiring a series of smaller entities relative to Express Scripts’ size. The Express Scripts board of directors considered, among other things, that remaining a standalone PBM would allow Express Scripts to continue to return significant capital by maximizing share buybacks, but that there were risks associated with evolving an independent model in a changing competitive environment. The Express Scripts board of directors also discussed with its financial advisors the fact that Express Scripts senior management had continued confidence in Express Scripts’ standalone prospects in part due to favorable demographic and other industry trends. The Express Scripts board of directors, however, compared these advantages to the potential risks of failure to anticipate or appropriately adapt to a changing competitive environment as a standalone PBM and underexposure to high-growth regulated markets, the risk of new “leap-frog” integrated models and new competitors, as well as the potential competitive disadvantage of not entering into a potential business combination if other healthcare companies aggregate and integrate data to provide clients value through comprehensive disease management.

On July 25, 2017, the Cigna board of directors held a regularly scheduled in-person meeting, which was attended by members of Cigna management and representatives of Wachtell Lipton and Paul, Weiss, Rifkind, Wharton & Garrison LLP, which we refer to as Paul Weiss, outside antitrust counsel to Cigna. At the meeting, the Cigna board of directors discussed Cigna’s strategic options in light of the termination of the merger agreement between Cigna and Anthem. The Cigna board of directors discussed with management and Cigna’s external legal advisors a number of strategic paths which might be pursued by Cigna, including continued standalone operations, a strategic combination with another large company in the healthcare industry or related industries, or the pursuit of one or more strategic acquisitions of companies that are significantly smaller than Cigna, in the healthcare industry or related industries.

By early September 2017, Express Scripts Company A and Express Scripts determined not to proceed with discussions regarding a strategic transaction.

On September 27, 2017, the Cigna board of directors held a regularly scheduled telephonic meeting, which was attended by members of Cigna management and representatives of Wachtell Lipton. At the meeting, Mr. David Cordani, Cigna’s Chief Executive Officer, reviewed with the Cigna board of directors an exploratory conversation he had recently had with the Chief Executive Officer of a large publicly traded company in the healthcare industry, which we refer to as Cigna Company A, regarding the possibility of a strategic combination of Cigna and Cigna Company A.

Representatives of Cigna management and representatives of Cigna Company A held ongoing periodic discussions regarding a potential strategic transaction between the two companies, which discussions continued for several months but did not progress into serious negotiations.

On October 4, 2017, the finance committee of the Cigna board of directors held a special telephonic meeting, which was attended by members of Cigna management, including Mr. Cordani, and other members of the Cigna board of directors. The attendees at the meeting discussed the status of the exploration of a potential combination with Cigna Company A.

On October 18, 2017, Anthem announced that it will not renew its contract with Express Scripts following its expiration at the end of 2019.

On October 24 and 25, 2017, the Cigna board of directors held a regularly scheduled in-person meeting, which was attended by members of Cigna management and representatives of Wachtell Lipton and Paul Weiss. At the meeting, the Cigna board of directors continued its ongoing discussion of the evaluation of strategic alternatives that might be pursued by Cigna, including continued standalone operations, a strategic combination with another large company in the healthcare industry or related industries, or the pursuit of one or more strategic acquisitions of companies that are significantly smaller than Cigna, in the healthcare industry or related industries. As part of this process, the Cigna board of directors reviewed and discussed a detailed illustrative analysis of potential transactions with a number of specific counterparties, including Express Scripts and Cigna Company A. The Cigna board of directors expressed support for Cigna management continuing to hold discussions in their discretion with management of one or more companies (including Express Scripts and Cigna Company A) that might represent attractive opportunities for Cigna in order to gauge potential interest in a potential transaction.

On October 30, 2017, members of Express Scripts senior management, including Mr. Timothy Wentworth, Express Scripts’ Chief Executive Officer, and members of Cigna senior management, including Cigna’s Chief Financial Officer, Mr. Eric Palmer, and Cigna’s President of Strategy, Segments and Solutions, Mr. Christopher Hocevar, met in St. Louis, Missouri to discuss the parties’ existing business relationships as customers of each other and explore opportunities for potential commercial arrangements. During this meeting, the parties discussed a potential “white label” commercial arrangement between Express Scripts and Cigna involving Express Scripts’ supply chain and fulfillment capabilities and specialty pharmacy services.

On November 15, 2017, the finance committee of the Cigna board of directors held a special in-person meeting, which was attended by members of Cigna management, including Mr. Cordani, and other members of the Cigna board of directors. The attendees at the meeting discussed the status of the exploration of potential strategic alternatives that might be pursued by Cigna, including the potential for a strategic combination with either Express Scripts or Cigna Company A.

On November 20, 2017, Mr. Wentworth and Express Scripts’ Chief Financial Officer, Mr. James Havel, met with Mr. Cordani, Mr. Palmer and Mr. Hocevar at Cigna’s headquarters in Bloomfield, Connecticut to further discuss the companies’ potential future business relationships, including as customers of each other.

On December 6 and 7, 2017, at a regularly scheduled meeting of the Cigna board of directors, Cigna management and the Cigna board of directors discussed developments in the exploration of potential strategic alternatives that might be pursued by Cigna, including the potential for a strategic combination with Express Scripts. Due to the fact that Dr. Jane Henney, a member of the Cigna board of directors, also served as the lead director of AmerisourceBergen, it was determined following discussion with counsel that Dr. Henney should recuse herself from all discussions regarding a potential transaction with Express Scripts in order to avoid the appearance of any potential conflict due to AmerisourceBergen’s relationship with Express Scripts. Dr. Henney accordingly recused herself from the portion of each meeting of the Cigna board of directors relating to consideration of a potential strategic transaction with Express Scripts.

On December 7, 2017, Mr. Cordani met with Mr. Wentworth in St. Louis, Missouri to discuss the potential benefits of a strategic transaction and Cigna’s interest in exploring a potential business combination with Express Scripts. Mr. Cordani indicated that both Cigna’s senior management and the Cigna board of directors believed that Express Scripts operated a world-class PBM, provided a wide range of services for employers and health plans, and deployed their services and innovative tools to help employers and health plans lower healthcare costs and improve quality of care. Mr. Wentworth noted that Express Scripts was not for sale at the time, but Mr. Wentworth indicated that Express Scripts would consider Mr. Cordani’s offer to explore a potential business combination with Cigna. Mr. Wentworth indicated that the Express Scripts board of directors and representatives of its senior management team believed in Express Scripts’ ability to remain successful as a standalone healthcare company. Mr. Wentworth indicated that Express Scripts would be interested in having further discussions regarding a potential transaction if Cigna proposed a transaction that would offer a more attractive value to Express Scripts stockholders than was expected to be available on a standalone basis. Specific pricing terms, retention of Express Scripts’ senior management team, representation of Express Scripts’ directors on the board of directors of the combined company and a proposed structure or other terms of any potential transaction were not discussed at this time. However, Messrs. Cordani and Wentworth discussed that, based on the relative market values and relative trading multiples of the two companies, any potential strategic combination of Cigna and Express Scripts would likely take the form of an acquisition by Cigna of Express Scripts. Mr. Cordani and Mr. Wentworth agreed that due diligence reviews of both companies would need to be conducted in order to consider a potential strategic transaction and that the parties would need also to address the regulatory considerations relevant to a business combination and the need for a mutual nondisclosure agreement. Mr. Cordani and Mr. Wentworth agreed that the general counsel of Express Scripts, Mr. Martin Akins, and the general counsel of Cigna, Ms. Nicole Jones, should discuss a nondisclosure agreement so that the parties might advance discussions and allow for the parties to conduct a due diligence review of each other’s businesses in furtherance of consideration of a potential transaction, including an evaluation of the potential regulatory approval framework for such transaction. Mr. Wentworth suggested that he and Mr. Cordani should speak further following the next scheduled meeting of the Express Scripts board of directors.

On December 8, 2017, Mr. Wentworth informed the chairman of the Express Scripts board of directors, Mr. George Paz, that representatives of Cigna had expressed interest in a potential business combination with Express Scripts.

Also on December 8, 2017, Mr. Havel met with a member of senior management of a large publicly-traded company in the healthcare industry, which we refer to as Express Scripts Company B, to discuss common business interests and the current landscape of the healthcare industry.

On December 11, 2017, Mr. Paz, Mr. Wentworth and Mr. Akins informed the lead independent director of the Express Scripts board of directors, Mr. Thomas Mac Mahon, that representatives of Cigna had expressed interest in a potential business combination with Express Scripts.

On December 13, 2017, the Express Scripts board of directors held a regularly scheduled meeting, at which, among other things, Mr. Wentworth presented a long-term financial plan. Mr. Wentworth also provided an update on developments across the healthcare industry since the last meeting of the Express Scripts board of directors in September, including the recently announced proposed business combination of CVS Health Corporation, which we refer to as CVS, and Aetna Inc., which we refer to as Aetna, and various discussions of potential business and strategic relationships, including the recent discussions between Mr. Wentworth and Mr. Cordani. The Express Scripts board of directors discussed the potential strategic opportunities in the healthcare industry, the speed of change in the healthcare environment, the potential entry into the healthcare industry of significant new participants, and the potential risks and negative consequences that could result if a transaction were to be agreed to but not successfully completed. The Express Scripts board of directors expressed concern about potential distractions from Express Scripts’ senior management’s execution of its current strategy and the risk to the business of a failed transaction. Mr. Akins reported on possible next steps if Express Scripts were to engage in any preliminary discussions with any potential strategic partners or continue such discussions with Cigna, and the Express Scripts board of directors directed Express Scripts senior management to engage a financial advisor to assist with the assessment of strategic opportunities for Express Scripts, including any that might emerge in further discussions with Cigna, and to attempt to learn more about the seriousness of Cigna’s intent and obtain an indication of Cigna’s valuation of Express Scripts.

On December 14, 2017, Express Scripts contacted Centerview, whose principal representatives have been long-time advisors to Express Scripts, to discuss Centerview’s ability to act as Express Scripts’ financial advisor in connection with potential strategic transactions. Representatives of Express Scripts’ management considered retaining Centerview as Express Scripts’ financial advisor because of Centerview’s qualifications, experience, reputation and familiarity with Express Scripts, its business and industry, evidenced by Centerview’s principal representatives having provided prior investment banking and other financial services to Express Scripts unrelated to the potential transaction, including Centerview acting as Express Scripts’ financial advisor in connection with the then-pending divestiture of Express Scripts’ UBC business. Additionally, Centerview had, from time to time, met with the Express Scripts board of directors to discuss the opportunities and the consolidation in the healthcare industry.

On December 16, 2017, Express Scripts provided unaudited prospective financial information of Express Scripts, which was based on the long-term financial plan provided to the Express Scripts board of directors at its meeting on December 13, to representatives of Centerview to facilitate its analysis of strategic opportunities for Express Scripts.

On December 17, 2017, Mr. Cordani telephoned Mr. Wentworth to discuss next steps in the parties’ discussion of a potential transaction. Mr. Cordani expressed his continued belief in the strategic logic of a combination of Cigna and Express Scripts, and stated that the Cigna board of directors was focused on the opportunity with Express Scripts as offering the potential to build the leading healthcare services organization through a differentiated model leveraging Cigna’s and Express Scripts’ respective strengths in focusing on value-based healthcare delivery. Mr. Cordani added that he believed both organizations shared a deep, cultural drive toward servicing their clients through multiple capabilities. Mr. Wentworth and Mr. Cordani discussed the potential value creation benefits of a business combination to Express Scripts’ and Cigna’s respective stockholders. Mr. Wentworth advised Mr. Cordani that the Express Scripts board of directors was interested in continuing discussions with Cigna but needed to know more about the seriousness of Cigna’s intent and needed an indication of Cigna’s valuation of Express Scripts and proposed mix of cash and equity consideration, in order to determine whether continued discussions might be fruitful. Mr. Wentworth also indicated that the Express Scripts board of directors was concerned about potential distractions from Express Scripts’ senior management’s execution of its current strategy and the risk to the business of a failed transaction. Mr. Cordani proposed that he, Mr. Palmer and Ms. Jones meet with Mr. Wentworth, Mr. Havel and Mr. Akins to discuss areas of focus and process for information sharing, after which a very small group of senior management would meet to begin a mutual due diligence review of the business of the other company.

On December 18, 2017, Express Scripts delivered a draft mutual nondisclosure agreement to Cigna. In the days following this delivery, representatives of management of each company, including Mr. Akins and Ms. Jones, as well as Skadden and Wachtell Lipton, negotiated the terms of such agreement.

On December 19, 2017, Mr. Havel and Mr. Palmer discussed the potential transaction and, in anticipation of the meeting between members of Express Scripts’ and Cigna’s senior management, the business information that Cigna would request in order to evaluate a potential transaction with Express Scripts.

Express Scripts and Cigna entered into a mutual nondisclosure agreement on December 21, 2017. The mutual nondisclosure agreement contained a mutual standstill obligation. Mr. Akins and Ms. Jones also agreed to have the parties’ respective antitrust legal advisors discuss their analyses regarding the potential transaction.

On December 21, 2017, members of Express Scripts and Cigna senior management, including Mr. Wentworth and Mr. Cordani, met in person in White Plains, New York to exchange certain information about and discuss each company’s business and the preliminary information each party would need to conduct the due diligence necessary to continue discussions.

Also on December 21, 2017, Mr. Akins provided the Express Scripts board of directors with an update regarding the discussions between Express Scripts and Cigna.

During the period beginning on December 21, 2017, and extending through the date of the execution of the merger agreement, the parties and their respective advisors conducted due diligence investigations with respect to each other’s business, legal, regulatory, technology and other matters and held discussions concerning their respective businesses and prospects, key value drivers and the potential synergies and commercial benefits that could result from the potential transaction. As part of this process, each of Express Scripts and Cigna made available to each other and their respective advisors an electronic data room containing certain business, financial, legal and other information of such party. In the course of the discussions between the parties, they ultimately determined that a commercial arrangement would not achieve the benefits to the two companies, their stockholders and the health care market that could be created by a strategic combination, and so discontinued consideration of such a commercial arrangement.

On December 27, 2017, members of Express Scripts senior management met with members of Cigna senior management in Chicago, Illinois, together with representatives of Skadden and Paul Weiss participating via telephone, and engaged in a due diligence review of each company’s business, including financial and operating information, client types, and employees and culture. Express Scripts management also provided an overview of Express Scripts’ specialty pharmacy and supply chain capabilities. Express Scripts also provided Cigna with unaudited prospective financial information of Express Scripts to facilitate its analysis of a potential business combination. Mr. Wentworth and Mr. Cordani also met separately and discussed potential acquisition premia, potential mix of cash and equity consideration for a business combination, and potential next steps towards a potential strategic transaction. Mr. Wentworth stated that he was not authorized to provide specific guidance as to what price might be acceptable to the Express Scripts board of directors at this time.

On January 2, 2018, the Cigna board of directors held a telephonic update call, in which members of Cigna management participated. Cigna management reviewed with the Cigna board of directors the progress of Cigna management’s evaluation of a potential combination with Express Scripts.

Also on January 2, 2018, Mr. Wentworth and Mr. Cordani discussed the status and anticipated timing of due diligence discussions between the companies.

Also on January 2, 2018, Mr. Akins provided the Express Scripts board of directors with a written update regarding the discussions between Express Scripts and Cigna.

On January 3, 2018, members of Express Scripts senior management conducted telephonic due diligence discussions regarding Express Scripts’ business with members of Cigna senior management.

On January 4, 2018, Express Scripts senior management provided the Express Scripts board of directors with a telephonic update regarding the discussions between Express Scripts and Cigna. Also on January 4, 2018, Mr. Wentworth and Mr. Cordani discussed the current status of the parties’ exploration of a potential strategic combination.

On January 5, 2018, at the request of Express Scripts and Cigna senior management, representatives of Centerview and Morgan Stanley discussed potential synergies in a business combination between Express Scripts and Cigna. Morgan Stanley was engaged by Cigna to act as its financial advisor in connection with the potential transaction. Cigna selected Morgan Stanley as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in Cigna’s industry and its knowledge of Cigna’s business and affairs, including having served as financial advisor to Cigna in connection with the merger agreement between Cigna and Anthem.

On January 8, 2018, the Cigna board of directors held a special in-person meeting attended by representatives of Morgan Stanley, Wachtell Lipton and Paul Weiss. Members of Cigna management reviewed with the Cigna board of directors the progress of Cigna management’s evaluation of a potential combination with Express Scripts. Representatives of Wachtell Lipton reviewed with the Cigna board of directors their fiduciary duties in connection with a potential strategic transaction. The Cigna board of directors, together with Cigna management and Cigna’s external advisors, conducted an extensive discussion of the strategic rationale of a potential transaction with Express Scripts, a comparison of a potential combination with Express Scripts to other inorganic and organic opportunities that might be pursued by Cigna, and the risks of a potential combination with Express Scripts. This discussion included an overview and analysis of the regulatory approvals that would be required in a combination of the two companies, including related risks and timing implications, and a preliminary financial analysis of the potential transaction. Following a discussion of the potential financial terms that Cigna might offer to Express Scripts, the Cigna board of directors authorized Cigna management to send Express Scripts an indication of interest proposing a price between $87 and $89 per share of Express Scripts common stock, with the merger consideration comprised of a mix of cash and Cigna common stock.

At the meeting, the Cigna board of directors also discussed the fact that if Cigna were successful in achieving a strategic combination with Express Scripts, it would likely for financial, strategic and operational reasons preclude other significant strategic transactions in the near term, particularly other large-scale strategic combinations. In determining whether to pursue a potential transaction with Express Scripts rather than a transaction with Cigna Company A, the Cigna board of directors considered a number of factors, including the need to position Cigna for long-term success by addressing key underlying drivers of healthcare costs to further drive healthcare access and affordability (of which pharmacy (including specialty pharmacy) is one of the largest); significant concern with overweighting Cigna’s portfolio of businesses with a highly regulated government program that requires significant capital to grow and that has periodically experienced margin pressure due to disruptive regulation and varying government reimbursement levels; Cigna’s limited ability to quickly geographically scale and grow the business of Cigna Company A relative to its ability to scale and grow the business of Express Scripts; and federal antitrust concerns with pursuing a transaction involving horizontal overlaps and the potential dis-synergies resulting from any remedial solution dependent on the sale of large-scale assets. The Cigna board of directors also considered their belief that the anticipated financial returns of a transaction with Cigna Company A were significantly less compelling than a combination with Express Scripts; the expectation that Cigna’s strategic flexibility would be significantly limited for several years following a transaction with Cigna Company A at a highly dynamic time in the healthcare industry; and the ability to revisit large or small scale inorganic opportunities in Cigna’s five current strategic mergers and acquisitions priorities

(global, seniors, pharmacy and physician engagement, individual retail and evolving state-based risk programs) after the expected 18-24 month de-leveraging of the combined company following an acquisition of Express Scripts. It was ultimately determined that Cigna would prioritize the pursuit of a strategic combination with Express Scripts.

At this meeting, the Cigna board of directors created a sub-committee comprising Mr. Cordani and three other members of the Cigna board of directors for the purpose of advising and consulting with Cigna management on continuing discussions with Express Scripts as might be appropriate between meetings of the Cigna board of directors.

On January 9, 2018, Mr. Wentworth and Mr. Cordani met in San Francisco, California to discuss pricing terms and the potential structure of a business combination of the two companies. Mr. Cordani delivered to Mr. Wentworth a letter addressed to the Express Scripts board of directors on behalf of Cigna, which we refer to as the initial proposal letter, confirming (on a non-binding basis) Cigna’s interest in exploring a potential acquisition of Express Scripts at a proposed price between $87 and $89 per share of Express Scripts common stock. The initial proposal letter also stated that the merger consideration would consist of approximately 50% cash and 50% Cigna common stock, in a fixed amount per share, with the fixed exchange ratio determined at the signing of a transaction based on the 10-day volume weighted average price of Cigna common stock. The initial proposal letter also indicated that the proposed transaction would not include a financing condition to closing, the combined company would commit to maintain a significant presence in St. Louis, Missouri and Cigna would continue to use Express Scripts’ name with respect to the continued operation of Express Scripts’ business.

On January 10, 2018, Mr. Wentworth informed Mr. Cordani that the Express Scripts board of directors intended to meet to consider the terms set forth in the initial proposal letter the following week.

On January 11, 2018, Express Scripts provided updated unaudited prospective financial information of Express Scripts to Centerview to facilitate its financial analyses.

On January 12, 2018, Mr. Wentworth spoke with Mr. Cordani and indicated his belief that the proposed per share price did not constitute sufficient value for Express Scripts stockholders, but that he would share the initial proposal with the Express Scripts board of directors and had shared the initial proposal with Express Scripts’ financial and legal advisors.

On January 14, 2018, Mr. Cordani telephoned Mr. Wentworth to provide Mr. Cordani’s perspective on the value of the proposal in anticipation of its consideration by the Express Scripts board of directors.

On January 15, 2018, the Express Scripts board of directors held a special telephonic meeting with members of Express Scripts’ senior management, Centerview and Skadden, at which members of Express Scripts’ senior management discussed with the Express Scripts board of directors the potential business combination with Cigna, including the initial proposal letter. The Express Scripts board of directors discussed at length the benefits of pursuing the proposed transaction, including potential synergies which, in the opinion of senior management, could be achieved through the potential transaction, including synergies resulting from utilizing Express Scripts’ contracts and system efficiencies with respect to Cigna’s existing business, improvements in scale for Express Scripts’ book of business, pharmacy scale, cross-selling and corporate overhead. The Express Scripts board of directors also discussed at length the regulatory approvals required to consummate the potential transaction. Representatives of Skadden also provided the Express Scripts directors with an overview of their fiduciary duties under Delaware law, including in connection with their evaluation of potential strategic alternatives and the initial proposal letter. Representatives of Centerview provided the Express Scripts board of directors with its preliminary financial analyses of Cigna’s proposal. Given Anthem’s announcement on October 18, 2017 that it would not renew its contract with Express Scripts, the preliminary financial analyses of Cigna’s proposal by Centerview was prepared, at the direction of Express Scripts senior management, on the basis that Express Scripts’ contract with Anthem would not be renewed. Mr. Wentworth and members of Express Scripts senior management also discussed with the Express Scripts board of directors a comparison of Express Scripts and Cigna with respect to each company’s market capitalization, enterprise value, revenue and trading statistics as well as Express Scripts senior management’s preliminary view that $1.5 billion in synergies could be realized following a business combination. The Express Scripts board of directors discussed the fundamentals of the healthcare industry, recent consolidation among other healthcare companies as well as the recent trend of integrating healthcare delivery models. Mr. Wentworth also expressed his continued confidence in Express Scripts’ standalone model, but that, as previously discussed with the Express Scripts board of directors, Express

Scripts expected competitive factors that apply pressure to operating margins to persist (despite expected growth in core revenue and core EBITDA), as well as the need to successfully execute on Express Scripts’ enterprise value initiative to reduce operating expenses, in each case, in part as a result of the announcement by Anthem that it would not extend its contract with Express Scripts. In order to further refine the preliminary estimates of the anticipated synergies from a potential business combination in connection with negotiating with Cigna to obtain the best value reasonably available for the Express Scripts stockholders, the Express Scripts board of directors also requested that Centerview conduct additional analyses of the timing and scope of potential synergies. The Express Scripts board of directors also discussed the proposed per-share price and the premia reflected in the initial proposal letter, concluding that the proposed price was insufficient. Centerview also discussed with the Express Scripts board of directors the potential counterparties for a business combination with Express Scripts. After discussion and consideration of the fact that Express Scripts was not for sale, the Express Scripts board of directors made a determination not to contact other potential counterparties at this time. In determining not to contact other potential counterparties, the Express Scripts board of directors discussed with Express Scripts senior management and Centerview the landscape of viable potential counterparties, the likelihood that any other potentially interested counterparty could or would be willing to pay a superior price for Express Scripts based on prior discussions between Express Scripts senior management and other potential counterparties, the historical dealings and relationships with Express Scripts of other potential counterparties, and the risk of leaks during the critical portion of Express Scripts’ annual sales cycle for health plan and large commercial clients, without a reasonable likelihood that a financially superior proposal would be made or consummated. The Express Scripts board of directors also considered the risk of losing a Cigna proposal or the risk that Cigna would lower its indicative price if Express Scripts elected to solicit other offers and little or no competitive bidding emerged and the fact that any merger agreement would likely permit potential buyers to make an offer for Express Scripts after the merger agreement was executed. At the conclusion of the meeting, the Express Scripts board of directors endorsed Mr. Wentworth responding directly to Mr. Cordani to inform him that Express Scripts formally rejected Cigna’s proposal set out in the initial proposal letter noting that, among other reasons, Cigna’s proposed price was insufficient, Express Scripts’ recent stock appreciation was warranted, Express Scripts was not for sale at this time, and based on the views of Express Scripts senior management and preliminary versions of the analyses of Centerview and following the discussion of such analyses by the Express Scripts board of directors, including in light of Express Scripts management’s estimates of synergies, the initial proposal letter did not fully value the significant synergies of a potential transaction. Based on the foregoing, the Express Scripts board of directors determined that its view of the value of Express Scripts was greater than the value indicated in the initial proposal letter. After discussion, the Express Scripts board of directors also endorsed Mr. Wentworth proposing to Mr. Cordani that a small group of senior management of each company (along with representatives of Centerview and Morgan Stanley) discuss the potential value of a business combination between the two companies, including key value drivers and potential synergies, and that Express Scripts provide Cigna certain business information in order for Cigna to better inform itself about Express Scripts and potentially refine its views on value.

Also on January 15, 2018, after the Express Scripts board meeting, Mr. Wentworth telephoned Mr. Cordani to inform him that Express Scripts formally rejected the terms reflected in the initial proposal letter. During the discussions with Mr. Cordani, Mr. Wentworth noted the view of the Express Scripts board of directors that the initial proposal letter did not appropriately value Express Scripts or reflect the meaningful synergies that would result from a combination between the two companies. After discussions with Mr. Cordani, Mr. Wentworth agreed that Express Scripts would be willing to provide additional business diligence information to Cigna in order to facilitate Cigna’s assessment of Express Scripts’ value.

On January 17, 2018, the Cigna board of directors held a telephonic update call, in which members of Cigna management participated. Cigna management reviewed with the Cigna board of directors the progress of Cigna management’s evaluation of a potential combination with Express Scripts.

During the week of January 15, 2018 and the following week, at the request of the respective senior management of Express Scripts and Cigna, representatives of Centerview and Morgan Stanley held a meeting in New York and held telephonic discussions to discuss certain preliminary financial analyses, standalone financial projections for Express Scripts, and the strategic rationale for a potential business combination, as well as to exchange additional detail regarding potential synergies and related assumptions in a combination between Express Scripts and Cigna.

On January 21, 2018, Mr. Cordani telephoned Mr. Wentworth to discuss the status of ongoing due diligence discussions between Express Scripts’ and Cigna’s senior management, and to suggest that a small group of senior management of each company meet in person to share further due diligence information regarding the business of their respective companies in order to advance the consideration of a potential transaction.

On January 22, 2018, Mr. Havel and Mr. Palmer held a teleconference discussion regarding the attendees and agenda for the discussion planned for the next day among Express Scripts’ and Cigna’s senior management and the synergies that could be created in a potential combination of the two companies.

On January 23, 2018, members of Express Scripts’ senior management met with members of Cigna’s senior management in Detroit, Michigan to further discuss the financial and valuation analyses of a business combination of the two companies and their respective analyses of the synergies that could be created in a potential transaction. Express Scripts also discussed with Cigna the impact of U.S. tax reform on the previously provided unaudited prospective financial information of Express Scripts to facilitate its analysis of a potential business combination. At the conclusion of the meeting, representatives of Express Scripts and Cigna agreed that additional business information would need to be shared between the two companies in order to facilitate additional valuation analysis. At this meeting, members of senior management of Cigna and Express Scripts also discussed the establishment of, and the detailed access procedures in connection with, a “clean room” for the exchange and confidential analysis of certain sensitive business information. On January 25, 2018, Cigna and Express Scripts entered into a “clean room” mutual confidentiality agreement detailing the terms, conditions and procedures for the review of certain sensitive business information by a limited group of representatives of each party. During the period from January 25, 2018 through the date of the execution of the merger agreement, the parties’ respective “clean teams” engaged in additional business due diligence in order to further evaluate a potential business combination.

During the period from January 23, 2018 through the signing of the merger agreement, Cigna and New Cigna negotiated a commitment letter (as defined below) and related documentation with Morgan Stanley Senior Funding, Inc. and The Bank of Mitsubishi UFJ, Ltd. (now known as MUFG Bank, Ltd.) for a bridge loan facility to finance the cash portion of the consideration payable in the proposed transaction.

On January 24, 2018, the transaction sub-committee of the Cigna board of directors held a telephonic meeting, which was attended by members of Cigna management. The attendees discussed developments in the exploration of a potential business combination with Express Scripts.

On January 28, 2018, Mr. Cordani and Mr. Wentworth discussed via telephone the respective business teams’ progress with the further evaluation of the strategic rationale and benefits of the potential business combination, and agreed to continue the process with the goal of providing Cigna with sufficient information for the parties to consider whether a path forward existed for a potential strategic combination between the parties.

On January 29, 2018, members of Cigna’s and Express Scripts’ senior management discussed via telephone the current status of business due diligence and next steps relating thereto.

During the weeks of January 29 and February 5, 2018, the parties continued to discuss, via telephone conversations and email exchanges, among other things, due diligence, the parties’ respective financial positions and operations, the possible benefits and risks of a combination and the course of action for further analysis of potential synergies that could result from the potential transaction.

On February 4, 2018, Mr. Cordani and Mr. Wentworth discussed via telephone the progress of recent due diligence discussions among members of the companies’ management teams.

On February 6, 2018, Centerview delivered its relationship disclosure to Express Scripts, including disclosing that it had not been engaged on a fee-paying basis to perform financial advisory work for Cigna in the past three years.

On February 8, 2018, Mr. Wentworth and Mr. Cordani met in San Francisco, California to discuss the current status of the due diligence process, the parties’ respective financial positions and operations, the possible benefits and risks of a combination and the course of action for further analysis of potential synergies that could result from the potential transaction. Mr. Cordani informed Mr. Wentworth that Cigna senior management intended to discuss the status of Cigna’s due diligence review of Express Scripts with the Cigna board of directors the following week.

Also on February 8, 2018, members of Cigna’s and Express Scripts’ senior management, as well as representatives of Bain & Co., business advisors to Cigna, met in St. Louis, Missouri to continue due diligence.

On February 10, 2018, Express Scripts contacted Lazard to discuss Lazard’s ability to act, with Centerview, as a financial advisor to Express Scripts in connection with a potential transaction. Prior to contacting Lazard, Express Scripts senior management discussed with members of the Express Scripts board of directors and representatives of Skadden retaining Lazard as a financial advisor, along with Centerview. Express Scripts considered retaining Lazard as a co-financial advisor for the transaction due to the size and scope of a potential transaction and not because of any conflicts of interest or other concerns about Centerview’s ability to act as financial advisor to Express Scripts. Express Scripts contacted Lazard because of Lazard’s qualifications, experience, reputation and familiarity with Express Scripts, its business and industry, evidenced by Lazard’s prior investment banking and other financial services to Express Scripts unrelated to the potential transaction including having acted as Express Scripts’ financial advisor in connection with its acquisition of CareCore National Group, LLC (doing business as eviCore healthcare) announced on October 10, 2017, as well as Lazard’s presentation to the Express Scripts board of directors at its strategic planning meeting on June 27 and 28, 2017 (as discussed in further detail above). Given Lazard’s expertise in the healthcare industry, Express Scripts determined that its participation would facilitate the Express Scripts board of directors’ review of a potential transaction and alternatives thereto. Lazard has, from time to time, met with the Express Scripts board of directors and senior management to discuss the evolving competitive dynamics of the healthcare industry, industry consolidation, risks and opportunities of Express Scripts as a standalone PBM and strategic pathways for Express Scripts, including acquisitions or combinations with various counterparties in the healthcare industry. Representatives of Express Scripts’ management and Lazard discussed Lazard’s ability to deliver its financial analyses and strategic advice on the timetable that representatives of Cigna had indicated to representatives of Express Scripts. Lazard gave Express Scripts assurances that the contemplated timetable provided Lazard with sufficient time to conduct its financial analyses (including in connection with potentially providing a fairness opinion) and deliver strategic advice to Express Scripts.

On February 11, 2018, Express Scripts provided unaudited prospective financial information of Express Scripts as well as other relevant information to Lazard to facilitate its financial analyses. The financial information provided to Lazard on February 11, 2018 was the same financial information that was provided to Centerview on January 11, 2018.

On February 13, 2018, Mr. Wentworth and Mr. Cordani met in Chicago, Illinois, to discuss the current status of the due diligence discussions and potential next steps. Mr. Cordani indicated that he anticipated that if Cigna was interested in continuing to pursue the potential transaction and determined that an increased offer price was justified, Cigna would provide Express Scripts with a revised proposal on February 14, 2018 following a planned meeting of the Cigna board of directors. Mr. Wentworth also informed Mr. Cordani that Express Scripts had engaged Lazard to act as a financial advisor in addition to Centerview.

On February 14, 2018, the Cigna board of directors held a telephonic meeting attended by representatives of Wachtell Lipton and Morgan Stanley. Representatives of Wachtell Lipton reviewed with the Cigna board of directors their fiduciary duties in connection with the potential transaction. The Cigna board of directors and Cigna management, along with Cigna’s advisors, reviewed the status and progress of Cigna’s evaluation of a potential strategic transaction with Express Scripts, including Cigna management’s review and consideration of business and financial information that had been provided by Express Scripts after the submission of the initial proposal letter and the impact of such additional information on the financial analysis of the potential transaction. The Cigna board of directors conducted an extensive discussion of a preliminary financial analysis of the transaction, the potential risks and benefits of the transaction, and the attractiveness of a combination with Express Scripts relative to other potential opportunities that might be pursued by Cigna, including in light of the additional business and financial information provided by Express Scripts after the submission of the initial proposal letter. In determining to continue to prioritize a transaction with Express Scripts relative to such other potential opportunities, or continuing operations on a standalone basis, the Cigna board of directors considered a number of factors, including: the strategic positioning that each option afforded Cigna – given the continued dynamic market; the anticipated financial returns of each potential option; the anticipated ability to execute on Cigna’s strategic plans and goals in connection with each such option; and the anticipated impact of each such option on the U.S. healthcare system and Cigna’s ability to best serve its clients and improve patient outcomes and care. In addition, the Cigna board of directors considered the expectation that specialty prescription drugs will be the fastest growing health category over the next decade, the fact that effectively reducing healthcare costs, preserving and/or improving patient health and improving patient outcomes requires overall management of drug and other medical costs rather than addressing each element in isolation, the anticipated ability that a combined Cigna and Express Scripts would have to connect key elements of the healthcare system to optimize clinical outcomes and lower overall spending, and the belief that the information available to the combined company would create an enhanced opportunity to provide services to patients in a manner supported by data and designed to address and improve their overall health comprehensively throughout their lifetimes, rather than treat only acute issues in isolation after they have become problematic, in each case as it related to the pharmacy benefit manager business model. The Cigna board of directors authorized Cigna management to submit to Express Scripts a non-binding indication of interest with respect to a potential acquisition of Express Scripts by Cigna at a price between $91 and $93 per share of Express Scripts common stock, with the exact offer price within such range to be determined at the discretion of Cigna management. Following the board meeting, Cigna management continued to consider the terms to include in the revised proposal letter, and determined that Mr. Cordani would inform Mr. Wentworth that Cigna planned to deliver a revised proposal but that the previously communicated timing would be delayed.

On February 14, 2018, Mr. Cordani telephoned Mr. Wentworth to inform him that Cigna expected to submit to Express Scripts a revised proposal in connection with a potential business combination, but would need additional time to consider the key terms of any such revised proposal. Mr. Cordani indicated that Cigna’s board of directors remained supportive of a potential business combination and that he expected that Cigna would submit a proposal reflecting an increase in the per share offer price compared to the initial proposal letter in the coming days.

On February 16, 2018, Mr. Cordani telephoned Mr. Wentworth to inform him that he would likely receive a revised proposal letter on the following day.

On February 17, 2018, Mr. Cordani sent Mr. Wentworth a second letter addressed to the Express Scripts board of directors on behalf of Cigna, which we refer to as the second proposal letter. The second proposal letter included key terms of a revised proposal for Cigna’s potential acquisition of Express Scripts, including a per share price of $93, comprised of approximately 45% cash and 55% Cigna common stock, in a fixed amount per share, with the fixed exchange ratio determined at the signing of a transaction based on the 20-day volume weighted average price of Cigna common stock. The second proposal letter also indicated that the board of directors of the combined company would include three current members of the Express Scripts board of directors.

Also on February 17, 2018, Mr. Cordani telephoned Mr. Wentworth to discuss the second proposal letter and convey that the Cigna board of directors and senior management were enthusiastic about the potential combination and believed that Express Scripts’ stockholders would find it to deliver compelling value with significant accretion and synergies for the combined company.

On February 18, 2018, Mr. Cordani telephoned Mr. Wentworth to inquire whether Express Scripts had any feedback to provide on the second proposal letter. Mr. Wentworth indicated that members of Express Scripts senior management were engaged and thoroughly evaluating the second proposal letter but that he expected that the Express Scripts board of directors would be disappointed with the second proposal letter in light of the Express Scripts board of directors’ assessment of the value of Express Scripts as a standalone healthcare company and the strategic and financial benefits it believed the potential combination would create.

On February 20, 2018, the Express Scripts board of directors met in New York. At the meeting, Mr. Wentworth reiterated that Express Scripts’ senior management had continued confidence in Express Scripts’ standalone prospects, but that, as had been discussed by the Express Scripts board of directors from time to time, a transaction that could deliver stockholders superior value merited serious consideration, given industry dynamics, uncertainties in the regulatory and political climate, the recent consolidation trends in the healthcare industry, the fact that Express Scripts expected competitive factors that apply pressure to operating margins to persist (despite expected growth in core revenue and core EBITDA), as well as the need to successfully execute on Express Scripts’ enterprise value initiative to reduce operating expenses, in each case, in part as a result of the announcement by Anthem that it would not extend its contract with Express Scripts, continuing competitive pressure on Express Scripts as a standalone PBM and risks associated with Express Scripts’ “string of pearls” acquisition strategy. The Express Scripts board of directors also considered that while Express Scripts’ acquisition of eviCore represented a cornerstone to build comprehensive payor services, continuing with a “string of pearls” strategy presented challenges and there were risks associated with the availability and actionability of all targets necessary to execute complete Express Scripts’ strategy. Representatives of Skadden also presented the Express Scripts board of directors with an overview of its preliminary antitrust analysis of a transaction between Cigna and Express Scripts, during which Skadden summarized the antitrust analysis that Skadden and Express Scripts had performed as of the date of the Express Scripts board of directors meeting. Representatives of Centerview discussed with the Express Scripts board of directors its preliminary financial analysis of a potential transaction with Cigna based on information provided by Express Scripts’ senior management and publicly available information including the potential reasons for Cigna’s reduction in cash consideration in the second proposal letter, which included the potential effect on Cigna’s credit rating and market conditions affecting Cigna’s stock price. Representatives of Lazard also discussed with the Express Scripts board of directors its preliminary financial analysis of a potential transaction with Cigna based on information provided by Express Scripts’ senior management and publicly available information. Lazard’s analysis included, among other things, evaluation of key industry trends impacting each of Express Scripts and Cigna, risks and opportunities for Express Scripts and Cigna each on a standalone basis, financial evaluation of Express Scripts and Cigna each on a standalone basis, strategic rationale and key issues and considerations for the potential combined company and various valuation and financial merger analyses, including the potential effect on Cigna’s capital structure and credit rating and Cigna’s ability to increase its offer price and the cash portion thereof. Lazard’s evaluation of the strategic rationale for a potential business combination included the ability to integrate pharmacy and medical solutions to improve healthcare access, quality and affordability at a significant scale, the ability to serve a broader range of employers, health plans and governmental entities to offer more aligned, customized and innovative solutions, the creation of a leading specialty services offering, the ability for global expansion of shared capabilities and the strategic benefits of an integrated model. Centerview’s evaluation of the strategic rationale for a business combination with Cigna included the ability to manage medical and drug benefits, the creation of a leading specialty services firm and a highly differentiated “administrative services only” model for mid-size and large employers and the fact that there would likely be strong provider engagement and significant value-based reimbursement capabilities. Given Anthem’s announcement on October 18, 2017 that it would not renew its contract with Express Scripts, the preliminary financial analyses of Cigna’s proposal by each of Centerview and Lazard was prepared, at the direction of Express Scripts senior management, on the basis that Express Scripts’ contract with Anthem would not be renewed. The Express Scripts board of directors asked each financial advisor questions regarding various assumptions underlying their respective analyses, including management projections, Wall Street’s view of Cigna and each of Express Scripts’ and Cigna’s estimates of synergies achievable in a potential transaction. Centerview and Lazard also discussed with the Express Scripts board of directors potential counterparties for a business combination with Express Scripts. After discussion, and in light of the Express Scripts board of directors’ discussion of this topic at its January 15 meeting, the landscape of viable potential counterparties, the likelihood that any other potentially interested counterparty could or would be willing to pay a superior price for Express Scripts based on prior discussions between Express Scripts senior management and other potential counterparties, the historical dealings and relationships of other potential counterparties with Express Scripts, and the risk of leaks during the critical portion of Express Scripts, annual sales cycle for health plan and large commercial clients, the Express Scripts board of directors determined that the proposed transaction with Cigna offered greater value to Express Scripts stockholders than was expected to be achieved in a transaction with the other counterparties considered and made a determination not to contact other potential counterparties at this time. The Express Scripts board of directors discussed management’s expectations regarding synergies and certain transaction terms, including the mix of cash and equity consideration, and the likelihood of any third parties being prepared to offer a more attractive alternative. The Express Scripts board of directors requested that, based on the discussion at the Express Scripts board meeting, Express Scripts senior management, in consultation with Express Scripts’ legal and financial advisors, prepare a counterproposal responding to Cigna’s proposal. Following such discussions, the Express Scripts board of directors determined that Mr. Wentworth should telephone Mr. Cordani to indicate that the Express Scripts board of directors had considered the second proposal letter and that a formal written response from Express Scripts would be forthcoming.

On February 21, 2018, Mr. Wentworth telephoned Mr. Cordani to provide a status update of the Express Scripts board of directors’ analysis of the second proposal letter and indicated that Express Scripts intended to deliver a formal written response to the second proposal letter, which would come following a meeting of the Express Scripts board of directors to be scheduled for later that week.

On February 22, 2018, Mr. Cordani telephoned Mr. Wentworth to inquire into the reasons for Express Scripts’ engagement of Lazard as a second financial advisor and whether there was anything further Mr. Wentworth needed to discuss in advance of the Express Scripts board of directors meeting the next day. Mr. Wentworth discussed Express Scripts’ engagement of a second financial advisor and noted that Mr. Wentworth did not need anything further in advance of the Express Scripts board of directors meeting the next day.

On February 23, 2018, the Express Scripts board of directors conducted a special telephonic meeting to discuss Express Scripts’ formal written response to the second proposal letter, which we refer to as the counterproposal letter. The Express Scripts board of directors discussed the potential terms presented to the directors, which outlined for consideration key terms that Express Scripts management proposed to present to Cigna in the counterproposal letter. Mr. Wentworth presented the Express Scripts board of directors with the process by which Express Scripts’ senior management, in consultation with Skadden, Centerview and Lazard, developed the key terms of management’s recommended response to the second proposal letter. Consistent with the discussions among the Express Scripts board of directors and its advisors at the February 20, 2018 meeting, the counterproposal included, among other terms, a price of $102 per share, payable in the form of 55% cash and 45% Cigna common stock, a regulatory termination fee of $3.25 billion and customary no-shop and “fiduciary out” provisions with a related termination fee of $1.1 billion. The Express Scripts board of directors discussed Express Scripts’ prospects as a standalone company, its desire to increase the cash portion of the merger consideration above the 45% level reflected in the second proposal letter in order to increase value certainty for Express Scripts stockholders, as well as other various alternative key terms and how Cigna might respond to each. The Express Scripts board of directors and the members of Express Scripts’ senior management then discussed numerous factors that might reasonably impact Cigna’s willingness to increase its current proposed price and the cash portion of consideration, including the difference between the proposed price in Express Scripts’ counterproposal and the proposed price in Cigna’s revised proposal, Cigna’s ability to pay more cash without risking its investment grade rating, the ways in which Cigna’s possible assumptions of the potential synergies arising from a transaction may compare to the views of Express Scripts and its advisors (in particular, that Express Scripts estimated synergies of $1.5 billion), and the risks and uncertainties in the current healthcare and political environment. Mr. Wentworth also noted to the Express Scripts board of directors that the proposed terms had been developed in consultation with Express Scripts’ financial advisors and that the proposed termination fees were determined after consulting with Express Scripts’ legal and financial advisors and taking into account relevant legal and practical considerations. At the conclusion of its discussion, the Express Scripts board of directors authorized the members of Express Scripts senior management to draft a counterproposal letter, and also authorized Mr. Wentworth to telephone Mr. Cordani informing him of the key terms contained in the counterproposal letter and to then deliver the counterproposal letter to Cigna.

On the evening of February 23, 2018, Mr. Wentworth telephoned Mr. Cordani to inform him of the key terms that would be included in the forthcoming counterproposal letter, and, immediately thereafter, Express Scripts delivered the counterproposal letter to Cigna.

Also on February 23, 2018, Lazard delivered its relationship disclosure letter to Express Scripts, which confirmed that it had not entered into engagement agreements with or earned fees from Cigna or its known affiliates in the past three years and included disclosure regarding the absence of holdings in or relationships to Cigna for Lazard and Lazard’s core deal team for the potential business combination.

On February 25, 2018, the transaction sub-committee of the Cigna board of directors held a telephonic meeting, which was attended by members of Cigna management. The attendees discussed developments in the exploration of a potential business combination with Express Scripts, including the receipt of the counterproposal letter.

On February 25, 2018, Mr. Cordani telephoned Mr. Wentworth to discuss Cigna’s review of the counterproposal letter. Mr. Cordani suggested that he and Mr. Wentworth meet in person on February 27, 2018, following a meeting of the Cigna board of directors, in order for Mr. Cordani to communicate Cigna’s response to the counterproposal letter. Mr. Cordani informed Mr. Wentworth that Cigna would not be interested in pursuing a transaction at the per share price set forth in the counterproposal letter, but that he believed that Cigna would be able to propose a transaction on terms that the Express Scripts stockholders would find compelling. Later that day, Mr. Cordani telephoned Mr. Wentworth to confirm the time and location of the proposed February 27, 2018 meeting.

On February 27, 2018, the Cigna board of directors held a regularly scheduled in-person meeting, attended by representatives of Wachtell Lipton and Morgan Stanley. Representatives of Wachtell Lipton reviewed with the Cigna board of directors their fiduciary duties in connection with the potential transaction. The Cigna board of directors discussed the counterproposal letter and the potential strategic combination with Express Scripts with Cigna management and Cigna’s external advisors, including the strategic rationale for the transaction, the other inorganic and organic opportunities that might be pursued by Cigna, financial, market-related and other considerations, recent developments with respect to the discussions with Express Scripts and business and financial information that had been provided by Express Scripts to Cigna management after the submission of the second proposal letter and the impact of such additional information on the financial analysis of the potential transaction. Following extensive discussion, the Cigna board of directors expressed support for Mr. Cordani making a revised proposal to Mr. Wentworth, reflecting an increased per share purchase price of up to $97.50, comprised of a mix of 50% cash and 50% Cigna common stock, and to otherwise proceed with delivery of a draft merger agreement to Express Scripts and negotiation of remaining outstanding items if the parties were able to reach a tentative agreement on the key terms of the proposal. The Cigna board of directors and Cigna management agreed that the communication of the proposal should include a message that this represented Cigna’s best and final offer, and that Cigna would discontinue pursuing a potential transaction with Express Scripts if Express Scripts was not willing to proceed expeditiously to enter into a transaction on the proposed terms.

Also on February 27, 2018, Mr. Cordani and Mr. Wentworth met in Dodge City, Kansas to discuss the counterproposal letter and Cigna’s response thereto. Mr. Cordani reiterated that the Cigna board of directors was unwilling to pursue a transaction at the price set out in the counterproposal letter or that included termination fees in the amounts set out in the counterproposal letter. Mr. Wentworth and Mr. Cordani had a lengthy exchange of positions as to the proposed purchase price as well as the cash and equity compensation mix and the termination fees (both the regulatory termination fee and the fiduciary termination fee). At the conclusion of this discussion, Cigna’s proposal, which we refer to as the third proposal, was: (1) a price of $97.50 per share of Express Scripts common stock, with the fixed exchange ratio determined at the signing of a transaction based on the 30-day volume weighted average price of Cigna common stock; (2) a consideration mix of 50% cash and 50% Cigna common stock, valued based on the 30-day volume weighted average price of Cigna common stock on the day prior to announcement of the transaction; (3) a regulatory termination fee of $2 billion; (4) a fiduciary termination fee of $1.8 billion; (5) representation for Express Scripts on Cigna’s board of directors commensurate with Express Scripts stockholders’ post-transaction ownership of Cigna; and (6) the continued and significant presence of Express Scripts’ business in St. Louis, Missouri. Mr. Cordani indicated that the terms of this proposal were consistent with the guidance given by the Cigna board of directors for a transaction they anticipated they would support, subject to satisfactory agreement on all other material terms. Mr. Wentworth informed Mr. Cordani that he would present the third proposal to the Express Scripts board of directors for its consideration.

On February 28, 2018, at a regularly scheduled meeting of the Cigna board of directors, Mr. Cordani updated the Cigna board of directors on his discussion with Mr. Wentworth from the previous day.

On February 28, 2018, the Express Scripts board of directors held a special telephonic meeting to discuss the third proposal. Mr. Wentworth informed the Express Scripts board of directors of the terms of the third proposal and that he was prepared to recommend to the Express Scripts board of directors that Express Scripts move forward with exploring a potential business combination with Cigna based on the proposed price of $97.50 per share, but with remaining terms (in particular, the regulatory termination fee and fiduciary termination fee amounts) subject to further negotiation. The Express Scripts board of directors discussed the third proposal at length, and asked questions of representatives of Express Scripts management and Skadden regarding potential next steps if Express Scripts were to proceed with negotiations of a potential transaction with Cigna, including the timing of further due diligence by Express Scripts on Cigna as well as further due diligence by Cigna on Express Scripts, negotiation of a definitive agreement, further regulatory analysis, external and internal communications, employee-related matters and other key considerations. At the conclusion of this meeting, the Express Scripts board of directors reached a general consensus that the members of Express Scripts’ senior management proceed to negotiate with Cigna based on the proposed price of $97.50 per share, but that the remaining terms of a transaction remain subject to ongoing negotiation and discussion between the parties. The Express Scripts board of directors also noted that members of Express Scripts’ senior management should report regularly to the Express Scripts board of directors as to progress with the negotiations.

On March 1, 2018, Express Scripts retained Holland & Knight LLP, which we refer to as Holland & Knight, as its legal counsel for certain health-care and insurance regulatory aspects of the proposed transaction.

On March 2, 2018, Express Scripts, through Skadden, received an initial draft of a merger agreement for the proposed transaction from Cigna, through Wachtell Lipton.

From March 2, 2018 until execution of the merger agreement on March 8, 2018, Express Scripts, Cigna, Skadden and Wachtell Lipton exchanged numerous drafts of the merger agreement and engaged in negotiations and discussions regarding the terms and conditions of the merger agreement, including with respect to the consideration mix, the regulatory and fiduciary termination fees, the specific composition of the board of directors of the combined company and the treatment of Express Scripts equity awards. Other significant areas of negotiation included the scope and degree of reciprocity of representations and warranties and interim operating covenants, the conditions to closing, the scope of the parties’ obligations in connection with obtaining certain regulatory approvals, including antitrust and insurance-related approvals, the treatment of Express Scripts’ existing charitable commitments and the combined company’s future charitable contributions, the terms regarding Cigna’s financing of the potential transaction, the terms upon which Cigna and Express Scripts could solicit and consider alternative acquisition proposals, the process for addressing any such proposal and the amount and triggers for the payment of termination fees. The parties also discussed various employee benefit and other employee- and compensation-related provisions of the merger agreement. During this time period, senior management of each company regularly updated members of their respective boards of directors regarding the status of discussions and negotiations.

Concurrently with these discussions, representatives of management of each of Express Scripts and Cigna, Skadden, Holland & Knight, Wachtell Lipton, Paul Weiss, Sidley Austin LLP, regulatory counsel to Cigna, Centerview, Lazard and Morgan Stanley continued to have numerous discussions in person and by teleconference to review and discuss, among other things, financial, legal, operational and other due diligence, financial projections and related key assumptions, synergy estimates and strategic rationale for the transaction, Cigna’s proposed financing for the potential transaction, antitrust, insurance and other regulatory considerations, the terms of the merger agreement and the timeline for the potential transaction.

From March 2, 2018 through March 3, 2018, representatives of Express Scripts, Skadden and Holland & Knight reviewed, discussed and revised the initial draft of the merger agreement. On March 3, 2018, Skadden delivered a revised draft of the merger agreement to Wachtell Lipton.

Throughout the weekend of March 2 and into the week of March 5, Cigna and Express Scripts and their respective legal and financial advisors conducted numerous due diligence conference calls regarding one another’s businesses, including a legal due diligence telephonic meeting on March 4, 2018 to discuss, among other things, pending litigation, material contracts, recent acquisitions and dispositions, intellectual property matters and certain employee-related issues.

On March 4, 2018, Mr. Wentworth met with Mr. Cordani in Morristown, New Jersey, to discuss the status of the parties’ negotiation of the terms of the merger agreement and preliminary considerations regarding communications of the transaction, assuming a definitive agreement was reached.

On March 5, 2018, Mr. Cordani telephoned Mr. Wentworth to discuss the status of the negotiations and the potential timing for the respective boards of directors of Express Scripts and Cigna to consider and approve the final terms of the definitive merger agreement.

Also on March 5, 2018, Wachtell Lipton sent to Skadden a revised draft of the merger agreement and a draft debt commitment letter from Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (now known as MUFG Bank, Ltd.) for a 364-day senior unsecured bridge term loan facility, which we refer to as the commitment letter, to finance the cash component of the Express Scripts merger consideration to be paid to Express Scripts stockholders.

Also on March 5, 2018, Express Scripts provided the Express Scripts management forecasts (as defined below) to Cigna and to representatives of Centerview and Lazard to facilitate their respective analyses in the section entitled “— Opinions of Financial Advisors to Express Scripts” beginning on page 119.

Between March 4 and March 7, 2018, the parties continued to exchange drafts of the merger agreement reflecting the discussions and negotiations between representatives of Cigna, Express Scripts and their respective advisors. On March 6, 2018, Express Scripts proposed a fiduciary termination fee of $1.4 billion and a regulatory termination fee of $2.75 billion. Also on March 6, 2018, Cigna proposed that the board of directors of the combined company be comprised of 13 members. Cigna proposed that four out of 12 independent board members be represented by existing independent Express Scripts directors, commensurate with Express Scripts stockholders’ post-transaction ownership of Cigna, with Mr. Cordani as the 13th board member, as Chief Executive Officer of the combined company.

On March 6, 2018, the Cigna board of directors held a special in-person meeting attended by representatives of Morgan Stanley, Wachtell Lipton and Paul Weiss. Representatives of Wachtell Lipton reviewed with the Cigna board of directors their fiduciary duties and the terms of the draft merger agreement, including those items that were subject to continued negotiation with Express Scripts. Members of Cigna senior management discussed the results of the due diligence review of Express Scripts that had been conducted, including the implications and risks of the potential transaction. Representatives of Morgan Stanley discussed Morgan Stanley’s preliminary financial analysis of the potential transaction. Representatives of Paul Weiss provided an overview of the regulatory analysis of the potential transaction. The Cigna board of directors was informed that Cigna’s named executive officers had agreed to waive any potential “change in control” benefits that might be payable or otherwise due to them as a result of the potential transaction. Members of Cigna senior management and the Cigna board of directors discussed the communications plans and strategy in connection with the announcement of the potential transaction, if an agreement was ultimately executed. The Cigna board of directors and its advisors conducted an extensive discussion of each of these matters throughout the meeting.

Also on March 6, 2018, Skadden provided comments to the commitment letter to Wachtell Lipton. Express Scripts’ and Cigna’s respective legal advisors (on behalf of Express Scripts and Cigna) and the other parties to the commitment letter (and their respective legal advisors) finalized the terms of the commitment letter between March 6, 2018 and March 7, 2018.

On March 6 and 7, 2018, the Express Scripts board of directors met to conduct its regularly scheduled quarterly board and committee meetings and to deliberate further on the proposed transaction. At the meeting on March 6, which was held in St. Louis, Missouri and at which members of Express Scripts’ senior management and representatives of Skadden were also present, the Express Scripts board of directors discussed the high-level material terms of the proposed transaction with Cigna. Members of senior management presented a high-level strategic and financial overview of each of Express Scripts and Cigna and the proposed transaction. The directors asked questions of Express Scripts senior management and representatives of Skadden and discussed with them the open transaction issues and the implications of potential resolutions of those issues. The Express Scripts board of directors also discussed the directors’ fiduciary duties with representatives of Skadden. Members of senior management also provided an overview of the outcome of the due diligence investigations, including with respect to the various contingent liabilities, including pending legal proceedings, to which Cigna is subject and responded to questions from directors. The Express Scripts board of directors discussed Cigna’s business model and strategy and the anticipated competitive and operational risks to the combined company.

On the morning of March 7, 2018, the Express Scripts board of directors reconvened this meeting, with members of Express Scripts’ senior management. Representatives of Skadden, Centerview and Lazard were also present. Members of senior management provided an update on the status of the negotiation of the terms of the merger agreement. Representatives of Skadden again discussed in detail the Express Scripts directors’ fiduciary duties in the context of evaluating the proposed transaction. The Express Scripts board of directors also considered the fact that third parties were unlikely to be deterred from making a superior proposal by the provisions included in the draft merger agreement. Representatives of Skadden also reviewed the proposed termination fees and other key terms of the proposed merger agreement and related social issues. Centerview and Lazard reviewed with the Express Scripts board of directors their respective financial analyses of the Express Scripts merger consideration to be issued and paid by New Cigna pursuant to the merger agreement, which are described in more detail in the sections entitled “—Opinions of Financial Advisors to Express Scripts” beginning on page 119. Representatives of Centerview and Lazard, the Express Scripts board of directors and members of senior management discussed (i) Cigna’s management forecasts (including various management contingencies and assumptions embedded therein) as compared to Wall Street forecasts for Cigna, (ii) Cigna’s recent track record of exceeding its publicly disclosed guidance and (iii) the ranges of implied equity values per share of Cigna’s common stock resulting from a DCF (as defined below) analysis based on the Cigna forecasts as compared with Wall Street forecasts. The Express Scripts board of directors also discussed with representatives of Centerview and Lazard, among other things, financial aspects of the proposed transaction, the strategic rationale for the proposed transaction as a continuation of its discussion of this topic at the Express Scripts board of directors February 20, 2018 meeting, the illustrative value creation of a proposed transaction assuming Express Scripts’ management’s estimated annual synergies of $1.5 billion following a business combination and the current industry landscape. Representatives of Skadden reviewed with the Express Scripts board of directors the key terms of the latest draft of the proposed merger agreement, including items remaining to be negotiated. In particular, the Express Scripts board of directors discussed the termination fee and non-solicitation and “fiduciary out” provisions in the latest draft of the proposed merger agreement. Representatives of Centerview, Lazard and Express Scripts management also discussed with the Express Scripts board of directors other potential counterparties for a business combination with Express Scripts. After discussion, taking into account the Express Scripts board of directors’ discussion of this topic at its January 15, 2018 and February 20, 2018 meetings, the landscape of viable potential counterparties, the likelihood that any other potentially interested counterparty could or would be willing to pay a superior price for Express Scripts based on prior discussions between Express Scripts senior management and other potential counterparties, the historical dealings and relationships with Express Scripts of other potential counterparties, and the risk of leaks during the critical portion of Express Scripts’ annual sales cycle for health plan and large commercial clients, the Express Scripts board of directors determined that the proposed transaction with Cigna offered greater value to Express Scripts stockholders than was expected to be achieved in a transaction with the other counterparties considered and made a determination not to contact other potential counterparties. The Express Scripts board of directors also considered and discussed a proposed amendment to Express Scripts’ by-laws to add a forum selection provision. The Express Scripts board of directors also discussed with members of Express Scripts’ senior management the proposed corporate, regulatory and governance structure of the combined company that would result from the proposed transaction and the steps required by the merger agreement to obtain the regulatory approvals necessary to consummate the proposed transaction. The Express Scripts board of directors also discussed potential benefits that the proposed transaction would provide to Express Scripts stockholders as well as the challenges that would be encountered in combining the cultures and operations of the companies. The Express Scripts board of directors directed Express Scripts senior management and the advisors present to attempt to resolve the open terms of the transaction. The Express Scripts board of directors then adjourned this meeting and determined to reconvene later that day to discuss the resolution of the remaining open terms of the transaction.

Also on March 7, 2018, following further conversation among Cigna and its advisors, Cigna proposed a fiduciary termination fee of $1.6 billion and a regulatory termination fee of $2.1 billion. These amounts were considered by the Express Scripts board of directors and management and their external advisors.

On the evening of March 7, 2018, the Express Scripts board of directors convened a telephonic meeting, with members of Express Scripts’ senior management, Skadden, Centerview and Lazard present. Members of Express Scripts senior management and representatives of Skadden described to the Express Scripts board of directors the resolution of the remaining open terms of the transaction. Representatives of Skadden also described the final terms of the commitment letter. Centerview and Lazard reviewed with the Express Scripts board of directors their respective financial analyses of the Express Scripts merger consideration to be issued and paid by New Cigna pursuant to the merger agreement, and each of Centerview and Lazard separately rendered to the Express Scripts board of directors an oral opinion, confirmed by delivery of written opinions, each dated March 7, 2018, to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations undertaken in preparing each opinion, the Express Scripts consideration to be issued and paid by New Cigna pursuant to the merger agreement was fair, from a financial point of view, to Express Scripts stockholders. The Express Scripts board of directors also considered the terms of the transaction, including the certainty of consummation of the transaction in light of the limited conditions to closing of the mergers contained in the merger agreement, as well as the fact that Express Scripts’ management and financial advisors believed that Cigna was likely to obtain the necessary financing and that the full proceeds of the financing would be available to Cigna. The Express Scripts board of directors also considered the other factors described in the section entitled “— Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers” beginning on page 113, as well as regulatory approval risks, the process of SEC review, the financing requirements of the proposed transaction and the various risks, including those described in the section entitled “Risk Factors” beginning on page 37, such as non-consummation of the mergers and the failure of achieving the contemplated synergies, arising in connection with the proposed transaction. Following such deliberations, the Express Scripts board of directors determined that the merger agreement and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of Express Scripts and Express Scripts’ stockholders and unanimously approved the proposed transaction substantially on the terms set forth in the draft merger agreement and resolved to recommend that Express Scripts stockholders vote to adopt the merger agreement. In addition, in connection with the execution of the merger agreement, the Express Scripts board of directors amended Express Scripts’ Amended and Restated Bylaws, which we refer to as the Express Scripts bylaws, to adopt a forum selection clause. The clause designated the Delaware Court of Chancery (or in some cases, other state or federal courts in Delaware) as the sole and exclusive forum for certain proceedings relating to Express Scripts. The Express Scripts board of directors then instructed senior management to finalize the transaction documents and enter into the merger agreement consistent with its instructions.

On March 7, 2018, the Cigna board of directors held a special telephonic meeting attended by representatives of Morgan Stanley and Wachtell Lipton. Representatives of Wachtell Lipton reviewed with the Cigna board of directors their fiduciary duties, and representatives of Cigna senior management provided the Cigna board of directors with an update on the status of negotiations with Express Scripts, including the resolution of open items following the board meeting on the previous day. Representatives of Morgan Stanley referred to the financial analysis of the proposed transaction reviewed in detail with the Cigna board of directors the previous day, advised the Cigna board of directors of certain updates to that financial analysis based on updated market information and information provided by Cigna and Express Scripts since the board meeting the previous day and delivered Morgan Stanley’s oral opinion, subsequently confirmed in writing, that, as of such date, and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement was fair, from a financial point of view, to Cigna. The Cigna board of directors determined that the transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, Cigna and its stockholders, authorized the submission of the merger agreement to Cigna stockholders for adoption and recommended that the merger agreement be adopted by Cigna stockholders. In addition, in connection with the execution of the merger agreement, the Cigna board of directors amended Cigna’s By-Laws to adopt a forum selection provision providing that the sole and exclusive forum for certain proceedings relating to Cigna will be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). The Cigna board of directors instructed Cigna management to finalize the transaction documents and enter into the merger agreement consistent with its instructions.

On March 8, 2018, after execution of the commitment letter, a copy of which was provided to Express Scripts and its financial and legal advisors, each of Express Scripts, Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub executed and delivered the merger agreement.

On the morning of March 8, 2018, prior to the opening of trading on Nasdaq and the NYSE, Express Scripts and Cigna issued a joint press release announcing the transaction and the execution of the merger agreement.

Recommendation of the Cigna Board of Directors; Cigna’s Reasons for the Mergers

At a meeting on March 7, 2018, the Cigna board of directors (1) approved the merger agreement,
(2) declared that the mergers and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Cigna and its stockholders, (3) directed that the merger agreement be submitted for adoption by Cigna stockholders and (4) recommended that Cigna stockholders vote “FOR” the adoption of the merger agreement and “FOR” the proposal related to the adjournment of the Cigna special meeting.

THE CIGNA BOARD OF DIRECTORS RECOMMENDS THAT CIGNA STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE CIGNA SPECIAL MEETING, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

In the course of reaching its recommendation, the Cigna board of directors considered the following material factors relating to the merger agreement and the mergers, each of which the Cigna board of directors believes supported its decision:

•	the strategic and transformative nature of the mergers, combining two leading health services and pharmacy services companies with the combined capabilities to have a significant positive impact on the affordability and quality of healthcare, as well as the experience of individuals and physicians;
•	the belief that the mergers would enable New Cigna to leverage Express Scripts’ leading pharmacy management capabilities, including its specialty pharmacy capabilities, to provide end-to-end clinical, medical management and utilization support, advancing Cigna’s goal to provide more personalized care;
•	the belief that combining Express Scripts’ pharmacy capabilities with Cigna’s integrated medical offering and health services portfolio will focus care on the whole person and lead to overall improvement in total health;
•	the belief that harnessing the medical and pharmacy information of the combined company would provide longitudinal insights (meaning a broad and comprehensive view of an individual’s lifestyle, behavior, health status and health service consumption over an extended time period) in a way that enables the combined organization to conduct predictive analytics (meaning analysis of the insights with the goal of predicting and identifying health risks) so that highly personalized action plans can be put in place to avoid a significant chronic or acute health event before they arise by, for example:
•	encouraging those in a pre-diabetic state to adopt lifestyle changes that help them avoid becoming diabetic;
•	providing a high risk coronary patient with a proactive and individualized program to lower risk and avoid a heart attack;
•	identifying a high risk maternity patient and enrolling the expectant mother in a program coordinated with her physician to assist in the full term delivery of a healthy baby; and
•	assisting those living with chronic conditions (for example, diabetes, COPD or asthma) by providing medication management programs and programs that help them to effectively manage their condition – both of which can decrease the probability that the individual will have an acute health event requiring a hospital visit;
•	the belief that the combined company would generate significant free cash flow exceeding $6 billion per year starting in 2021, providing exceptional strategic flexibility for additional shareholder value creation in a dynamic market that will continue to evolve;
•	the belief that the significant free cash flow generated by the combined company would also enable, among other things, significant investment in innovation enabling delivery of industry-leading technology and digital capabilities to support individual care and decision-making, even during the deleveraging period anticipated to occur 18-24 months post-closing;
•	the belief that the transaction would be immediately accretive to the combined company on an earnings per share basis, including double-digit accretion in the first full year following closing (excluding the impact of Express Scripts’ transitioning clients);
•	the belief that the combined company would maintain significant financial strength and flexibility, even after taking into account additional transaction-related indebtedness, and was expected to maintain an investment grade credit rating;
•	the ability to achieve additional growth for Cigna’s integrated medical offering in its existing and additional “Go Deeper” geographies and meaningfully expand the distribution reach of Cigna’s services offering on a nationwide basis, including by expanding services offered to health plans, as well as offering an expansive portfolio to government agencies;
•	the differentiated financial results and stockholder value that would be created by the mergers, including anticipated significant cash accretion starting immediately post-closing;

•	the dynamism of the current and prospective business climate in the industries in which Cigna and Express Scripts operate and the belief that New Cigna would be well-positioned to excel under a variety of market scenarios;
•	the fact that Cigna has a proven track record of effectively executing and implementing complex transactions;
•	the alternatives reasonably available to Cigna, including remaining a standalone entity or pursuing other strategic alternatives, each of which the Cigna board of directors evaluated with the assistance of its financial and legal advisors, and the Cigna board of directors’ belief that the mergers created the best reasonably available opportunity to maximize value for Cigna stockholders given the potential risks, rewards and uncertainties associated with each alternative, including anticipated tax treatment, execution and regulatory risk and achievement of anticipated synergies, and other factors including:
•	the strategic positioning that each option afforded Cigna – given the continued dynamic market;
•	the anticipated financial returns of each potential option;
•	the anticipated ability to execute on Cigna’s strategic plans and goals in connection with each such option;
•	the anticipated impact of each such option on the U.S. healthcare system and Cigna’s ability to best serve its clients and improve patient outcomes and care; and
•	factors specific to the pharmacy benefit manager business, including:
•	the expectation that specialty prescription drugs will be the fastest growing health category over the next decade;
•	the fact that effectively reducing healthcare costs, preserving and/or improving patient health and improving patient outcomes requires overall management of drug and other medical costs rather than addressing each element in isolation;
•	the belief that the information available to the combined company would create an enhanced opportunity to provide services to patients in a manner supported by data and designed to address and improve their overall health comprehensively throughout their lifetimes, rather than treat only acute issues in isolation after they have become problematic; and
•	the anticipated ability that a combined Cigna and Express Scripts would have to connect key elements of the healthcare system to optimize clinical outcomes and lower overall spending;
•	the review and analysis provided to the Cigna board by Cigna management of Cigna’s and Express Scripts’ businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;
•	the fact that, because Cigna stockholders would hold approximately 64% of the New Cigna common stock outstanding immediately after consummation of the mergers, Cigna stockholders would continue to participate in the future performance of the combined company;
•	the historical market prices, volatility and trading information with respect to Cigna common stock and Express Scripts common stock;
•	the recommendation of Cigna’s senior management in favor of the transaction;
•	the fact that nine members of the 13-member board of directors of New Cigna will be comprised of current members of the Cigna board of directors (including the Chief Executive Officer of Cigna);
•	the terms and conditions of the merger agreement, including the regulatory and other commitments by both Cigna and Express Scripts to complete the mergers;
•	the Cigna board of directors’ belief that, while the consummation of the transaction is subject to various regulatory approvals, such approvals were likely to be obtained without a material adverse impact on the respective businesses of Cigna, Express Scripts or New Cigna;

•	the terms of the proposed financing for the mergers;
•	the anticipated ability of New Cigna to service and pay down any indebtedness incurred in connection with the mergers;
•	the Cigna board of directors’ view, after consultation with Cigna’s management and financial advisors, as to the likelihood that Cigna will be able to obtain the necessary financing and that the full proceeds of the financing will be available to Cigna, in each case subject to the terms of the commitment letter;
•	the fact that the merger agreement does not preclude Cigna from responding to and negotiating certain unsolicited alternative transaction proposals for Cigna from third parties made prior to the time the Cigna stockholders adopt the merger agreement, subject to compliance with certain substantive and procedural requirements;
•	the fact that the terms of the merger agreement provide that, prior to obtaining the required Cigna stockholder approval and subject to certain conditions, the Cigna board of directors is permitted to (1) change its recommendation in response to a superior proposal or certain material developments or changes in circumstances that occur after the date of the merger agreement and/or (2) terminate the merger agreement in order to accept a superior proposal, in each of cases (1) and (2), subject to compliance with the terms and conditions of the merger agreement, which may include the payment of a termination fee;
•	the fact that the Cigna board of directors did not believe that the termination fee that Cigna might be required to pay would preclude any other party from making a competing proposal for Cigna;
•	the exchange ratio under the merger agreement is fixed (i.e., it will not be adjusted for fluctuations in the market price of Cigna common stock or Express Scripts common stock), creating certainty as to the number of shares of New Cigna common stock to be issued;
•	the opinion of Morgan Stanley, dated as of March 7, 2018, to the Cigna board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Cigna of the Express Scripts merger consideration to be issued and paid by New Cigna pursuant to the merger agreement, as more fully described below (see the section entitled “— Opinion of Financial Advisor to Cigna” beginning on page 101);
•	the intended tax treatment of the mergers for U.S. federal income tax purposes (see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195);
•	the anticipation that the consideration to be received by Cigna stockholders in the Cigna merger will be tax-free to Cigna stockholders for U.S. federal income tax purposes (see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195); and
•	the Cigna board of directors’ view, after consultation with Cigna’s management and financial advisors, that a strategic combination with Express Scripts was Cigna’s best available strategic alternative, in particular because of the Cigna board of directors’ view on the following factors when considering the attractiveness of a combination with Express Scripts rather than pursuing a combination with Cigna Company A:
•	the need to position Cigna for long-term success by addressing key underlying drivers of healthcare costs to further drive healthcare access and affordability (of which pharmacy (including specialty pharmacy) is one of the largest);
•	significant concern with overweighting Cigna’s portfolio of businesses with a highly regulated government program that requires significant capital to grow and that has periodically experienced margin pressure due to disruptive regulation and varying government reimbursement levels;
•	Cigna’s limited ability to quickly geographically scale and grow the business of Cigna Company A relative to its ability to scale and grow the business of Express Scripts;
•	federal antitrust concerns with pursuing a transaction with horizontal overlaps and the potential dis-synergies resulting from any remedial solution dependent on the sale of large-scale assets;

•	consideration of the Cigna board of directors’ belief that the anticipated financial returns of a transaction with Cigna Company A were significantly less compelling than a combination with Express Scripts;
•	the expectation that Cigna’s strategic flexibility would be significantly limited for several years following a transaction with Cigna Company A at a highly dynamic time in the healthcare industry; and
•	the ability to revisit large or small scale inorganic opportunities in Cigna’s five current strategic mergers and acquisitions priorities (global, seniors, pharmacy and physician engagement, individual retail and evolving state-based risk programs) after the expected 18-24 month de-leveraging of the combined company following an acquisition of Express Scripts.

The Cigna board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the mergers, including:

•	the difficulties of combining the businesses and workforces of Cigna and Express Scripts based on, among other things, the size and complexities of the two companies, and potential disruption associated with the mergers and integrating the companies;
•	the challenges inherent in the management and operation of New Cigna, including the risk that integration costs may be greater than anticipated and may require greater than anticipated management attention and focus post-closing;
•	the possibility that the consummation of the mergers might not occur, or might be delayed, despite the companies’ efforts, including by reason of a failure to obtain the approval of either the Cigna stockholders or the Express Scripts stockholders or a failure of the parties to obtain the applicable regulatory approvals;
•	the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the consummation of the mergers, including the risk that they might seek an injunction in federal court and/or commence an administrative proceeding seeking to prevent the parties from consummating the transaction;
•	the risks and costs to Cigna in connection with the mergers (including if the mergers are not completed), either during the pendency of the mergers or following the closing, including the risks and costs associated with the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;
•	the potential that the fixed exchange ratio with respect to the Express Scripts merger consideration could result in Cigna delivering greater value to Express Scripts stockholders than had been anticipated by Cigna should the value of shares of Cigna common stock increase disproportionately from the date of the merger agreement;
•	the possibility that the anticipated benefits of the mergers may not be realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of Cigna and Express Scripts, including the risk of not capturing all of the anticipated cost savings, synergies and operational efficiencies;
•	the risk that the structure of the mergers could potentially trigger termination rights of or breach certain restrictive covenants or other terms of Cigna’s and Express Scripts’ counterparties under Cigna’s and Express Scripts’ contracts with third parties;
•	the risk of diverting resources from other strategic opportunities and from operational matters;
•	the restrictions in the merger agreement on Cigna’s ability to take certain actions outside the ordinary course of business prior to the consummation of the mergers, which may delay or prevent Cigna from undertaking certain actions or business opportunities that may arise prior to the consummation of the mergers;
•	the limitations imposed in the merger agreement on the solicitation or consideration by Cigna of alternative business combinations;

•	the fact that under specified circumstances, Cigna may be required to pay Express Scripts a termination fee of $1.6 billion if the merger agreement were to be terminated (see the section entitled “The Merger Agreement — Termination” beginning on page 190), and the effect this could have on Cigna, including the possibility that the existence of the termination fee obligation could discourage other potential parties from making a superior proposal, though the Cigna board of directors believed the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in making a competing proposal;
•	the fact that under specified circumstances, Cigna may be required to pay to Express Scripts a reverse termination fee of $2.1 billion in connection with the failure to obtain the required regulatory approvals for the mergers (provided that in no event will Cigna be required to pay both the termination fee and the reverse termination fee) (see the section entitled “The Merger Agreement — Termination” beginning on page 190);
•	Express Scripts’ right to terminate the merger agreement to enter into a transaction representing a superior proposal;
•	the various contingent liabilities, including pending legal proceedings, to which Express Scripts is subject;
•	that executive officers and directors of Cigna have interests in the mergers that may be different from, or in addition to, the interests of Cigna stockholders (see the section entitled “— Interests of Cigna Executive Officers and Directors in the Mergers” beginning on page 148);
•	the risk that the additional debt incurred in connection with the mergers could have a negative impact on Cigna’s ratings and operational flexibility;
•	the fees and expenses associated with completing the mergers; and
•	various other risks associated with the mergers and the businesses of Cigna, Express Scripts and the combined company described in the section entitled “Risk Factors” beginning on page 37.

The foregoing discussion of the factors considered by the Cigna board of directors is not intended to be exhaustive, but rather includes the principal factors considered by the Cigna board of directors. In view of the wide variety of factors considered in connection with its evaluation of the mergers and the complexity of these matters, the Cigna board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to make its recommendations to Cigna stockholders. In addition, individual members of the Cigna board of directors may have given differing weights to different factors. The Cigna board of directors conducted an overall review of the factors described above, including thorough discussions with Cigna’s management and outside legal and financial advisors. In considering the recommendation of the Cigna board of directors, Cigna stockholders should be aware that Cigna’s directors may have interests in the mergers that are different from, or in addition to, those of Cigna stockholders generally. See the section entitled “— Interests of Cigna Executive Officers and Directors in the Mergers” beginning on page 148.

The explanation of the reasoning of the Cigna board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Note Concerning Forward-Looking Statements” beginning on page 65.

THE CIGNA BOARD OF DIRECTORS RECOMMENDS THAT CIGNA STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE CIGNA SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

Opinion of Financial Advisor to Cigna

Morgan Stanley was retained by Cigna to act as its financial advisor and to render a fairness opinion in connection with the proposed mergers. Cigna selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in Cigna’s industry and its knowledge of Cigna’s business and affairs. On March 7, 2018, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Cigna board of directors to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement was fair from a financial point of view to Cigna.

The full text of Morgan Stanley’s written opinion to the Cigna board of directors, dated March 7, 2018, is attached to this joint proxy statement/prospectus as Annex B, and is incorporated by reference into this joint proxy statement/prospectus in its entirety. Cigna stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Cigna board of directors and addressed only the fairness from a financial point of view to Cigna, as of the date of the opinion, of the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement. Morgan Stanley’s opinion did not address any other aspects of the mergers and did not and does not constitute a recommendation as to how Cigna stockholders or Express Scripts stockholders should vote at the Cigna special meeting or the Express Scripts special meeting.

In arriving at its opinion, Morgan Stanley:

•	Reviewed certain publicly available financial statements and other business and financial information of Express Scripts and Cigna, respectively;
•	Reviewed certain internal financial statements and other financial and operating data concerning Express Scripts and Cigna, respectively;
•	Reviewed the Cigna adjusted Express Scripts projections (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Cigna” beginning on page 140);
•	Reviewed the Cigna forecasts (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Cigna” beginning on page 140);
•	Reviewed the Cigna projected synergies (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Cigna” beginning on page 140);
•	Discussed the past and current operations and financial condition and the prospects of Express Scripts and Cigna, including information relating to certain strategic, financial and operational benefits anticipated from the mergers, with senior executives of Cigna;
•	Reviewed the pro forma impact of the mergers on Cigna’s income (loss) from operations per share, which we refer to in this summary of Morgan Stanley’s opinion as EPS, and Cigna’s hypothetical stock price;
•	Reviewed the reported prices and trading activity for Express Scripts common stock and Cigna common stock;
•	Compared the financial performance of Express Scripts and Cigna and the prices and trading activity of Express Scripts common stock and Cigna common stock with that of certain other publicly-traded companies comparable with Express Scripts and Cigna, respectively, and their securities;
•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	Participated in certain discussions among representatives of Express Scripts and Cigna and their financial and legal advisors;
•	Reviewed the merger agreement and certain related documents; and
•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Express Scripts and Cigna, and formed a substantial basis for its opinion. At Cigna’s direction, Morgan Stanley’s analyses relating to the business and financial prospects of Express Scripts and Cigna for purposes of Morgan Stanley’s opinion were made on the bases of the Cigna adjusted Express Scripts projections, the Cigna forecasts and the Cigna projected synergies. With respect to the Cigna adjusted Express Scripts projections and the Cigna forecasts, Morgan Stanley assumed, with Cigna’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cigna of the future financial performance of Express Scripts and Cigna, respectively, including the potential impact of recent changes in the U.S. tax laws and regulations pursuant to H.R. 1, Tax Cuts and Jobs Act, enacted on December 22, 2017, which we refer to as the Tax Cuts and Jobs Act, on the future financial performance of Express Scripts and Cigna. With respect to the Cigna projected synergies, Morgan Stanley assumed with Cigna’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cigna of the strategic, financial and operational benefits anticipated to result from the mergers, including the potential impact of the Tax Cuts and Jobs Act, and will be realized in the amounts and the times indicated thereby. Morgan Stanley expressed no view as to the Cigna adjusted Express Scripts projections, the Cigna forecasts or the Cigna projected synergies, nor the assumptions on which they were based, including the potential impact of the Tax Cuts and Jobs Act. Morgan Stanley noted that (1) the actual and estimated financial and operating performance and the share price data it reviewed for the companies with publicly traded equity securities that Morgan Stanley deemed to be relevant and (2) the financial terms of certain acquisition transactions that Morgan Stanley deemed relevant might not, in whole or in part, reflect the potential impact of the Tax Cuts and Jobs Act.

In addition, Morgan Stanley assumed, with Cigna’s consent, that the Express Scripts merger will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed, with Cigna’s consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the mergers, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on Cigna, Express Scripts, New Cigna, their respective subsidiaries, or the contemplated benefits expected to be derived in the mergers. Morgan Stanley noted that it is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Cigna and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters.

Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of any compensation to be paid to any officers, directors or employees of Express Scripts, or any class of such persons, relative to the Express Scripts merger consideration to be paid to the holders of Express Scripts common stock (other than the holders of any Express Scripts excluded shares) in the Express Scripts merger. Morgan Stanley expressed no opinion as to the relative proportion of New Cigna common stock and cash included in the Express Scripts merger consideration. Morgan Stanley noted that it was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Express Scripts or Cigna, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, March 7, 2018. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view to Cigna, of the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement. Morgan Stanley was not requested to opine as to, and its opinion did not in any manner address, Cigna’s underlying business decision to proceed with or effect the transactions contemplated by the merger agreement, or the likelihood that the mergers are consummated. Morgan Stanley’s opinion did not address the relative merits of the mergers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Cigna board of directors, dated March 7, 2018. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of March 7, 2018, the date of Morgan Stanley’s presentation to the Cigna board of directors, and is not necessarily indicative of current market conditions. In performing its financial analyses summarized below and in arriving at its opinion, at Cigna’s direction, Morgan Stanley used and relied upon the Cigna adjusted Express Scripts projections, the Cigna forecasts and the Cigna projected synergies. Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Analyses Relating to Express Scripts

Comparable Company Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, certain future financial information for Express Scripts with corresponding future financial information, ratios and public market multiples for publicly traded companies in the retail pharmaceutical, specialty pharmaceutical and integrated payor / PBM spaces that shared certain similar business and operating characteristics to Express Scripts.

These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Express Scripts’ business. Although none of such companies are identical or directly comparable to Express Scripts, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to Express Scripts.

For purposes of this analysis, Morgan Stanley analyzed the following ratios of the price of a share of common stock to estimated cash EPS, which we refer to in this summary of Morgan Stanley’s opinion as the cash EPS multiple, for each of fiscal years 2018 and 2020, for each of the selected publicly traded companies listed below. The statistics for each of the selected companies are summarized as follows:

Comparable Company Multiples

Comparables	FY2018E Cash EPS Multiples	FY2020E Cash EPS Multiples
Retail
Walgreens(1)	11.6x	9.5x
CVS(2)	10.8x	9.7x
Mean	11.2x	9.6x

Comparables	FY2018E Cash EPS Multiples	FY2020E Cash EPS Multiples
Specialty Pharmacy
Diplomat	22.6x	16.4x
Magellan	15.6x	11.5x
Mean	19.1x	14.0x

Integrated Payor / PBM
United(3)	18.1x	14.0x
(1)	Not pro forma for announced acquisition of Rite Aid stores.
(2)	Not pro forma for announced acquisition of Aetna.
(3)	Not pro forma for announced acquisitions of Advisory Board Company’s Health Care Business, Davita Medical Group and Banmedica.

Based on the analysis of the relevant metrics for each of the comparable companies, and taking into consideration (i) the different business, financial and operating characteristics of the comparable companies as compared to Express Scripts, (ii) the recent announcement by Anthem that it would not extend its contract with Express Scripts and (iii) other continuing competitive pressure on Express Scripts as a standalone PBM, Morgan Stanley used its experience and professional judgment to select a representative range of cash EPS multiples for fiscal years 2018 and 2020 and applied these ranges to the relevant Express Scripts financial statistics based on the Cigna adjusted Express Scripts projections. Morgan Stanley calculated ranges of estimated implied values per share of Express Scripts common stock, rounded to the nearest $0.25 per share, as follows:

Benchmark	Range of Cash EPS Multiples	Implied Value Per Share Range for Express Scripts
FY2018E Cash EPS Multiple	8.0x - 11.5x	$73.25 - $105.50
FY2020E Cash EPS Multiple	7.5x - 10.0x	$74.75 - $99.75

Morgan Stanley compared these per share ranges to the implied Express Scripts merger consideration of $96.03, comprised of (1) cash consideration of $48.75 per share of Express Scripts common stock and (2) the implied value of the stock portion of the Express Scripts merger consideration of $47.28 based on Cigna’s closing stock price on March 7, 2018 and the fixed exchange ratio of 0.2434 of a share of New Cigna common stock for each share of Express Scripts common stock.

For reference only, and not as a component of its fairness analysis, Morgan Stanley also applied the selected range of cash EPS multiples for fiscal years 2018 and 2020 to the relevant Express Scripts financial statistics based on certain publicly available projections regarding Express Scripts. Morgan Stanley calculated ranges of estimated implied values per share of Express Scripts common stock, rounded to the nearest $0.25 per share, as follows:

Benchmark	Range of Cash EPS Multiples	Implied Value Per Share Range for Express Scripts
FY2018E Cash EPS Multiple	8.0x - 11.5x	$74.75 - $107.50
FY2020E Cash EPS Multiple	7.5x - 10.0x	$68.25 - $91.00

No company utilized in the comparable company analysis is identical to Express Scripts. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Express Scripts. These include, among other things, comparable company growth, the impact of competition on the businesses of Express Scripts and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Express Scripts or the industry, or in the financial markets in general. Mathematical analysis (such as determining the mean) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley analyzed all transactions involving the acquisition of PBMs with scaled platforms since 2006 for which relevant financial information was publicly available.

For these transactions, Morgan Stanley reviewed the purchase price paid and calculated the ratio of the aggregate value, which we refer to as AV, which Morgan Stanley defined as fully diluted market capitalization plus net debt, of each transaction to the estimated earnings before interest, taxes, depreciation and amortization for the last twelve months, which we refer to as LTM EBITDA, based on publicly available financial information. Morgan Stanley reviewed the following transactions in connection with this analysis:

Precedent Transaction Multiples

Announce Date	Acquiror	Target	AV($MM)	AV/ LTM EBITDA
March 30, 2015	United Health	Catamaran	13,312	16.9x
February 11, 2015	Rite Aid	EnvisionRx	2,000	16.1x
April 18, 2012	SXC	Catalyst	4,399	23.6x
July 21, 2011	Express Scripts	Medco	34,590	10.7x
April 13, 2009	Express Scripts	NextRx	4,675	11.7x
November 1, 2006	CVS	Caremark	24,806	13.3x
	Mean			15.4x
	Median			14.7x

These transactions varied significantly based upon company scale, product mix, and geography. Based on its professional judgment and taking into consideration, among other things, (i) the observed multiples for the selected transactions listed above (ii) the different business, financial and operating characteristics of the companies in such transactions as compared to Express Scripts, (iii) the recent announcement by Anthem that it would not extend its contract with Express Scripts, (iv) other continuing competitive pressure on Express Scripts as a standalone PBM and (v) the prevailing market trends for the valuation and performance of PBMs at the time of each transaction as compared to the current prevailing market trends, Morgan Stanley selected a representative range of AV/LTM EBITDA multiples and applied this range of financial multiples to the relevant financial statistic for Express Scripts. Morgan Stanley applied an AV/LTM EBITDA multiple range from 10.0x to 14.0x to Express Scripts’ LTM EBITDA (as of December 31, 2017). Based on this analysis, Morgan Stanley derived a range of implied equity values per share of Express Scripts common stock of $107.50 to $158.50, rounded to the nearest $0.25 per share.

Morgan Stanley compared this per share range to the implied Express Scripts merger consideration of $96.03, comprised of (1) cash consideration of $48.75 per share of Express Scripts common stock and (2) the implied value of the stock portion of the Express Scripts merger consideration of $47.28 based on Cigna’s closing stock price on March 7, 2018 and the fixed exchange ratio of 0.2434 of a share of New Cigna common stock for each share of Express Scripts common stock.

No company or transaction utilized in the precedent transaction analysis is identical to Express Scripts or the Express Scripts merger. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, that are beyond the control of Express Scripts, such as the impact of competition on the business of Express Scripts or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Express Scripts or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s common equity as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at the company’s cost of equity in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price.

As part of this analysis, Morgan Stanley calculated a future range of implied equity values per share of Express Scripts common stock as of December 31, 2019, and subsequently discounted such theoretical future value range to arrive at an illustrative present value range of implied share prices for Express Scripts common stock as of March 31, 2018.

To calculate the future range, Morgan Stanley applied a range of price to next twelve months, which we refer to as NTM, cash EPS multiples of 8.0x to 12.5x, derived by Morgan Stanley using its experience and professional judgment, to Express Scripts’ estimated NTM EPS as of December 31, 2019, based on the Cigna adjusted Express Scripts projections. Morgan Stanley then discounted the resulting equity value to March 31, 2018 at a discount rate equal to 9.6%, which discount rate was selected by Morgan Stanley based upon Morgan Stanley’s professional judgment and taking into account Express Scripts’ assumed cost of equity of 9.6%.

Based on this analysis, Morgan Stanley derived a range of implied equity values per share of Express Scripts common stock of $68.00 to $106.25, rounded to the nearest $0.25 per share.

Morgan Stanley compared this per share range to the implied Express Scripts merger consideration of $96.03, comprised of (1) cash consideration of $48.75 per share of Express Scripts common stock and (2) the implied value of the stock portion of the Express Scripts merger consideration of $47.28 based on Cigna’s closing stock price on March 7, 2018 and the fixed exchange ratio of 0.2434 of a share of New Cigna common stock for each share of Express Scripts common stock.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow, which we refer to as DCF, analysis for Express Scripts, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

Morgan Stanley calculated ranges of implied values per share of Express Scripts common stock based on (1) estimates of future cash flows for calendar years 2018 through 2022, which we refer to as the 5-Year DCF, and (2) estimates of future cash flows for calendar years 2018 through 2027, which we refer to as the 10-Year DCF. Morgan Stanley performed this analysis on the estimated cash flows contained in the Cigna adjusted Express Scripts projections.

For the 5-Year DCF, Morgan Stanley calculated a terminal value for Express Scripts as of December 31, 2022, by applying a range of perpetual growth rates of 0% to 1.5%, selected based on Morgan Stanley’s experience and professional judgment. The unlevered free cash flows from calendar years 2018 to 2022 and the terminal value were then discounted to present values using a range of discount rates of 7.1% to 8.5% (which Morgan Stanley derived based on Express Scripts’ assumed weighted average cost of capital using its experience and professional judgment), to calculate an implied aggregate value for Express Scripts. Morgan Stanley then adjusted the total implied aggregate value ranges by Express Scripts’ estimated net debt as of March 31, 2018 as provided by Express Scripts’ management and divided the resulting implied total equity value ranges by Express Scripts’ fully diluted shares outstanding as provided by Express Scripts’ management.

Based on the above-described analysis for the 5-Year DCF, Morgan Stanley derived a range of implied equity values per share of Express Scripts common stock of $77.00 per share to $120.25 per share, rounded to the nearest $0.25 per share. Morgan Stanley compared this per share range to the implied Express Scripts merger consideration of $96.03, comprised of (1) cash consideration of $48.75 per share of Express Scripts common stock and (2) the implied value of the stock portion of the Express Scripts merger consideration of $47.28 based on Cigna’s closing stock price on March 7, 2018 and the fixed exchange ratio of 0.2434 of a share of New Cigna common stock for each share of Express Scripts common stock.

For the 10-Year DCF, Morgan Stanley calculated a terminal value for Express Scripts as of December 31, 2027, by applying a range of perpetual growth rates of 0% to 1.5%, selected based on Morgan Stanley’s experience and professional judgment. The unlevered free cash flows from calendar years 2018 to 2027 and the terminal value were then discounted to present values using a range of discount rates of 7.1% to 8.5% (which Morgan Stanley derived based on Express Scripts’ assumed weighted average cost of capital using its experience and professional judgment), to calculate an implied aggregate value for Express Scripts. Morgan Stanley then adjusted the total implied aggregate value ranges by Express Scripts’ estimated net debt as of March 31, 2018, as provided by Express Scripts’ management and divided the resulting implied total equity value ranges by Express Scripts’ fully diluted shares outstanding as provided by Express Scripts’ management.

Based on the above-described analysis for the 10-Year DCF, Morgan Stanley derived a range of implied equity values per share of Express Scripts common stock of $94.00 per share to $140.50 per share, rounded to the nearest $0.25 per share. Morgan Stanley compared this per share range to the implied Express Scripts merger consideration of $96.03, comprised of (1) cash consideration of $48.75 per share of Express Scripts common stock and (2) the implied value of the stock portion of the Express Scripts merger consideration of $47.28 based on Cigna’s closing stock price on March 7, 2018 and the fixed exchange ratio of 0.2434 of a share of New Cigna common stock for each share of Express Scripts common stock.

For reference purposes only, and not as a component of its fairness analysis, Morgan Stanley then derived a range of implied equity values per share of Express Scripts common stock using the above-described analyses for each of the 5-Year DCF and 10-Year DCF and taking into account the Cigna projected synergies. For this analysis, Morgan Stanley applied a perpetual growth rate of 0.75% (based on Morgan Stanley’s experience and professional judgment), and discounted net cash flows generated by the Cigna projected synergies to present value using a discount rate of 7.8% (which Morgan Stanley derived based on Express Scripts’ assumed weighted average cost of capital using its experience and professional judgment). Based on the above-described analysis, Morgan Stanley derived a range of implied equity values per share of Express Scripts common stock including the Cigna projected synergies, which increased the top end of the range (1) for the 5-Year DCF, to $130.50 per share and (2) for the 10-Year DCF, to $151.00 per share.

Precedent Premia Analysis

For reference purposes only, and not as a component of its fairness analysis, Morgan Stanley reviewed, based on publicly available transaction information, the premiums paid in selected acquisitions transactions.

Morgan Stanley considered premiums paid in announced bids for control of U.S. public company targets from January 1, 1996 through December 31, 2017 with a transaction value of $1.0 billion or more. Morgan Stanley noted that the mean premiums paid in the transactions reviewed were (1) for transactions where the consideration was all-cash, approximately 37.1% over the unaffected stock price (defined as the stock price four weeks prior to the earliest of the deal announcement, announcement of a competing bid and market rumors), (2) for transactions where the consideration was all-stock, approximately 29.7% over the unaffected stock price and (3) for all transactions, approximately 35.0% over the unaffected stock price.

Based on its professional judgment and taking into consideration, among other things, the observed premiums for the selected transactions, Morgan Stanley selected a representative range of premiums of 20% to 40%. Morgan Stanley applied these ranges of premiums to the closing trading price for shares of Express Scripts common stock on March 7, 2018, the date of Morgan Stanley’s presentation to the Cigna board of directors and the 30-day VWAP (as defined below) of Express Scripts common stock, as of March 7, 2018, and calculated ranges of estimated implied values per share of Express Scripts common stock, rounded to the nearest $0.25 per share, as follows:

Benchmark	Range of Premiums	Implied Value Per Share Range for Express Scripts
Current Stock Price	20.0% - 40.0%	$88.00 - $102.75
30-Day VWAP	20.0% - 40.0%	$91.25 - $106.50

Morgan Stanley compared these per share ranges to the implied Express Scripts merger consideration of $96.03, comprised of (1) cash consideration of $48.75 per share of Express Scripts common stock and (2) the implied value of the stock portion of the Express Scripts merger consideration of $47.28 based on Cigna’s closing stock price on March 7, 2018 and the fixed exchange ratio of 0.2434 of a share of New Cigna common stock for each share of Express Scripts common stock.

Historical Trading Ranges

For reference purposes only, and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading data of shares of Express Scripts common stock for the 52-week period ending March 7, 2018, and noted that, during such period, the maximum intraday trading price for shares of Express Scripts common stock was $83.49 and the minimum intraday trading price for shares of Express Scripts common stock was $55.80. Morgan Stanley also noted that the maximum intraday trading price for shares of Express Scripts common stock, at any time, was $94.61.

Morgan Stanley also noted that the closing trading price for shares of Express Scripts common stock on March 7, 2018, the date of Morgan Stanley’s presentation to the Cigna board of directors, was $73.42 and that the 30-day VWAP, as of March 7, 2018, was $76.01. The term VWAP refers to the “volume weighted average price” during a reference period, which is a measure of the average price of a share of stock over a given period of time.

Equity Research Analysts’ Price Targets

For reference purposes only, and not as a component of its fairness analysis, Morgan Stanley reviewed the undiscounted price targets for shares of Express Scripts common stock prepared and published by 14 equity research analysts following Express Scripts’ earnings release for the fourth quarter of 2017. These targets generally reflect each analyst’s estimate of the future public market trading price of shares of Express Scripts common stock. The range of equity analyst undiscounted price targets for Express Scripts common stock was $68.00 per share to $101.00 per share, rounded to the nearest $0.25 per share. Morgan Stanley also noted that the median of equity analyst undiscounted price targets for Express Scripts common stock was $88.50.

In order to better compare the equity analysts’ stock price targets with the Express Scripts merger consideration, based on its professional judgment and experience, Morgan Stanley discounted each analyst’s price target to present value by applying, for a one year discount period, an illustrative discount rate of 9.6%, which was selected by Morgan Stanley based on Express Scripts’ assumed cost of equity of 9.6%. This analysis resulted in a discounted analyst price target range for Express Scripts common stock of $62.25 per share to $92.25 per share, rounded to the nearest $0.25 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for Express Scripts common stock and these estimates are subject to uncertainties, including the future financial performance of Express Scripts and future financial market conditions.

Analyses Relating to Cigna

Comparable Company Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available financial information, certain future financial information for Cigna with corresponding future financial information, ratios and public market multiples for publicly traded companies in the managed care space that shared certain similar business and operating characteristics to Cigna.

These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Cigna’s business. Although none of such companies are identical or directly comparable to Cigna, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to Cigna. Morgan Stanley classified the companies as “core” companies or “extended core” companies, depending on the degree to which Morgan Stanley considered the companies to be similar to Cigna on these criteria.

For purposes of this analysis, Morgan Stanley analyzed the following cash EPS multiples for each of fiscal years 2018 and 2019, for each of the selected publicly traded companies listed below. The statistics for each of the selected companies are summarized as follows:

Comparable Company Multiples

Comparables	FY2018E Cash EPS Multiples	FY2019E Cash EPS Multiples
Core Companies
Anthem(1)	15.4x	14.0x
Aetna(2)	14.8x	13.3x
Mean	15.1x	13.6x

Extended Core Companies
United(3)	18.1x	16.2x
Humana(4)	19.8x	16.6x
Mean	19.0x	16.4x
(1)	Not pro forma for announced acquisition of America’s 1st Choice.
(2)	Share price and balance sheet data as of unaffected date of October 25, 2017; standalone financial projections as of March 2, 2018.
(3)	Not pro forma for announced acquisitions of Advisory Board Company’s Health Care Business, Davita Medical Group and Banmedica.
(4)	Not pro forma for announced acquisition of 40% stake in Kindred’s Home Health segment.

Based on the analysis of the relevant metrics for each of the comparable companies, and by attributing more weight to the companies classified as “core” companies, which Morgan Stanley considered to be more similar to Cigna on the criteria described above, Morgan Stanley selected a representative range of cash EPS multiples for fiscal years 2018 and 2019 of the comparable companies and applied these ranges to the relevant Cigna financial statistics based on the Cigna forecasts. Morgan Stanley calculated ranges of estimated implied values per share of Cigna common stock, rounded to the nearest $0.25 per share, as follows:

Benchmark	Range of Comparable Price / Cash EPS Multiples	Implied Value Per Share Range for Cigna
FY2018E Cash EPS Multiple	14.0x - 16.0x	$189.50 - $216.50
FY2019E Cash EPS Multiple	12.5x - 14.5x	$190.00 - $220.50

Morgan Stanley compared these per share ranges to (1) the closing trading price of Cigna common stock on March 7, 2018, the date of Morgan Stanley’s presentation to the Cigna board of directors, of $194.25 and (2) the 30-day VWAP of Cigna common stock as of March 7, 2018 of $200.27.

For reference only, and not as a component of its fairness analysis, Morgan Stanley also applied the selected range of cash EPS multiples for fiscal years 2018 and 2019 to the relevant Cigna financial statistics based on certain publicly available projections regarding Cigna. Morgan Stanley calculated ranges of estimated implied values per share of Cigna common stock, rounded to the nearest $0.25 per share, as follows:

Benchmark	Range of Comparable Cash EPS Multiples	Implied Value Per Share Range for Cigna
FY2018E Cash EPS Multiple	14.0x - 16.0x	$180.50 - $206.50
FY2019E Cash EPS Multiple	12.5x - 14.5x	$181.25 - $210.25

No company utilized in the comparable company analysis is identical to Cigna. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Cigna. These include, among other things, comparable company growth, the impact of competition on the businesses of Cigna and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Cigna or the industry, or in the financial markets in general. Mathematical analysis (such as determining the mean) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley performed a DCF analysis for Cigna, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

Morgan Stanley calculated a range of implied values per share of Cigna common stock based on estimates of future cash flows for calendar years 2018 through 2022. Morgan Stanley performed this analysis on the estimated cash flows contained in the Cigna forecasts. Morgan Stanley then calculated a terminal value for Cigna as of December 31, 2022, by applying perpetual growth rates of 2.0% to 3.0%, selected based on Morgan Stanley’s experience and professional judgment. The unlevered free cash flows from calendar years 2018 to 2022 and the terminal value were then discounted to present values using a range of discount rates of 6.6% to 8.4% (which Morgan Stanley derived based on Cigna’s assumed weighted average cost of capital using its experience and professional judgment), to calculate an implied aggregate value for Cigna. Morgan Stanley then adjusted the total implied aggregate value ranges by Cigna’s estimated net debt as of March 31, 2018, as provided by Cigna’s management.

Based on the above-described analysis, Morgan Stanley derived a range of implied equity values per share of Cigna common stock of $155.00 per share to $277.50 per share, rounded to the nearest $0.25 per share.

Morgan Stanley compared this per share range to (1) the closing trading price of Cigna common stock on March 7, 2018, the date of Morgan Stanley’s presentation to the Cigna board of directors, of $194.25 and (2) the 30-day VWAP of Cigna common stock as of March 7, 2018 of $200.27.

Hypothetical Future Share Price Analysis

Morgan Stanley performed a hypothetical analysis of the future value of New Cigna common stock, which is designed to provide an indication of the theoretical future value of a company’s shares of common stock, both as a standalone entity and as the pro forma combined company, as a function of the standalone entity’s and the pro forma combined company’s respective financial multiples. For this analysis, Morgan Stanley used the Cigna forecasts, the Cigna adjusted Express Scripts projections and the Cigna projected synergies for each of the fiscal years 2018 to 2022.

Morgan Stanley first calculated the implied future values per share of Cigna common stock as of December 31 for each of the fiscal years 2018 to 2021, by applying an NTM EPS multiple of 14.0x to one-year forward cash EPS estimates for Cigna as a stand-alone entity for each of the fiscal years 2018 to 2021, as reflected in the Cigna forecasts. Morgan Stanley then calculated the implied future values per share of the common stock of the combined company as of December 31 for each of the fiscal years 2018 to 2021, by applying a range of NTM EPS multiples from 11.1x to 14.0x to one-year forward cash EPS estimates for the combined company for each of the fiscal years 2018 to 2021, based on the Cigna forecasts, the Cigna adjusted Express Scripts projections and the Cigna projected synergies. This range of illustrative NTM EPS multiples was derived by Morgan Stanley utilizing its professional judgment and experience, taking into account current and historical trading data and the current NTM EPS multiples for Cigna and Express Scripts.

Using a discount rate of 8.0%, which Morgan Stanley derived based on Cigna’s assumed cost of equity using its experience and professional judgment, Morgan Stanley then derived a range of implied present values per share for Cigna as a standalone entity by discounting to present value as of March 31, 2018, the implied value per share of Cigna as a standalone entity as of December 31 for each of the fiscal years 2018 to 2021.

Using a range of discount rates of 9.2% to 9.9% (recalculated annually based on that year’s capital structure and tax rate), which Morgan Stanley derived based on the combined company’s cost of equity using its experience and professional judgment, Morgan Stanley then derived a range of implied present values per share for the combined company by discounting to present value as of March 31, 2018, the implied value per share of the combined company as of December 31 for each of the fiscal years 2018 to 2021.

The following tables present the results of the analysis of the implied present value of the illustrative future value per share of Cigna common stock and the pro forma combined company common stock:

Present Value as of March 31, 2018 of Standalone Cigna Future Stock

	2018E	2019E	2020E	2021E
14.0 x NTM EPS Multiple	$201.60	$206.40	$209.96	$219.56

Present Value as of March 31, 2018 of Pro Forma Combined Company Future Stock

	2018E	2019E	2020E	2021E
14.0 x NTM EPS Multiple	$269.45	$248.82	$224.26	$239.60
13.0 x NTM EPS Multiple	$250.13	$230.99	$208.18	$222.43
11.1 x NTM EPS Multiple	$213.77	$197.41	$177.93	$190.11

Morgan Stanley noted that the closing trading price for shares of Cigna common stock on March 7, 2018, the date of Morgan Stanley’s presentation to the Cigna board of directors, was $194.25.

Pro Forma Merger Analysis

Using the Cigna forecasts and the Cigna adjusted Express Scripts projections, and making certain adjustments to reflect assumptions regarding, among other things, the Cigna projected synergies, the debt financing for the combined company and future share buybacks by the combined company, and assuming a closing at year-end 2018, Morgan Stanley performed a pro forma analysis of the financial impact of the Express Scripts merger on Cigna’s estimated cash EPS for each of calendar years 2019 and 2021. Based on this analysis, but excluding transaction-related amortization and standalone amortization, the proposed mergers would be accretive to Cigna’s estimated cash EPS for each of calendar years 2019 and 2021 (as reflected in the Cigna forecasts).

General

In connection with the review of the mergers by the Cigna board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Express Scripts or Cigna. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Express Scripts or Cigna. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view to Cigna of the Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement and in connection with the delivery of its opinion, dated March 7, 2018, to the Cigna board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Cigna or New Cigna common stock might actually trade.

The Express Scripts merger consideration to be paid by New Cigna pursuant to the merger agreement was determined through arm’s-length negotiations between Express Scripts and Cigna and was unanimously approved by the Cigna board of directors. Morgan Stanley provided advice to the Cigna board of directors during these negotiations but did not, however, recommend any specific consideration to Cigna or the Cigna board of directors or that any specific consideration constituted the only appropriate consideration for the Express Scripts merger.

Morgan Stanley’s opinion and its presentation to the Cigna board of directors was one of many factors taken into consideration by the Cigna board of directors in deciding to approve, adopt and authorize the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Cigna board of directors with respect to the Express Scripts merger consideration pursuant to the merger agreement or of whether the Cigna board of directors would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Cigna board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Express Scripts, Cigna, or any other company, or any currency or commodity, that may be involved in the Express Scripts merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Cigna board of directors with financial advisory services and a fairness opinion, described in this section and attached to this joint proxy statement/prospectus as Annex B, in connection with the mergers, and Cigna has agreed to pay Morgan Stanley a fee for its services, $20 million of which was payable as of the time of the announcement of the mergers and $45 million of which is payable if the Express Scripts merger is consummated. Cigna has also agreed to reimburse Morgan Stanley for certain of its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Cigna has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Express Scripts and have received aggregate fees of approximately $1–5 million in connection with such services. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Cigna and have received aggregate fees of approximately $1–5 million in connection with such services. In addition, Morgan Stanley was retained by Cigna in connection with its announced merger with Anthem. Because the transaction was terminated, it is anticipated that Morgan Stanley will receive a termination fee from Cigna of up to approximately $60 million upon Cigna’s receipt of a break-up fee from Anthem. In addition, it is anticipated that Morgan Stanley or one or more of its affiliates may provide or arrange financing for Cigna in connection with the consummation of the mergers, for which Morgan Stanley will receive fees from Cigna of approximately $[ • ] million in the aggregate. Morgan Stanley and its affiliates may in the future also seek to provide other financial advisory and financing services to Cigna, Express Scripts and their respective affiliates, and would expect to receive fees for the rendering of these services.

Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers

At a meeting held on March 7, 2018, the Express Scripts board of directors unanimously approved the merger agreement and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, determined that the merger agreement and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of Express Scripts and its stockholders, directed that the merger agreement be submitted to Express Scripts stockholders for adoption, recommended that Express Scripts stockholders adopt the merger agreement and declared that the merger agreement is advisable. ACCORDINGLY, THE EXPRESS SCRIPTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EXPRESS SCRIPTS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE EXPRESS SCRIPTS SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

As described above under the section entitled “— Background of the Mergers” beginning on page 79, the Express Scripts board of directors, in evaluating the mergers and the merger agreement, consulted with Express Scripts management and legal and financial advisors and, in reaching its decision at its meeting on March 7, 2018 to approve the merger agreement and the other transactions contemplated by the merger agreement, considered a variety of factors weighing positively and negatively in connection with the mergers. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Express Scripts board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Express Scripts board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it as of the date of the meeting. In addition, individual directors may have given different weight to different factors. This explanation of Express Scripts’ reasons for the mergers and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under the section entitled “Cautionary Note Concerning Forward-Looking Statements” beginning on page 65.

Strategic Factors

The reasons in favor of the mergers considered by the Express Scripts board of directors include, but are not limited to, the following:

•	the value of the Express Scripts merger consideration, which, based on the average closing price per share for Cigna’s common stock of $200.27 on the NYSE for the 30 days preceding March 7, 2018, represented:
•	a 32.8% premium to the closing price per share for Express Scripts common stock on Nasdaq on March 7, 2018;
•	a 28.8% premium to the average closing price for Express Scripts common stock on Nasdaq for the ten days preceding March 7, 2018;
•	a 28.3% premium to the average closing price for Express Scripts common stock on Nasdaq for the 30 days preceding March 7, 2018; and
•	a 19.0% premium to the highest price of Express Scripts common stock on Nasdaq over the 52 weeks preceding March 7, 2018.
•	the value of the Express Scripts merger consideration, which, based on the closing price per share for Cigna’s common stock of $194.25 on the NYSE on March 7, 2018, represented:
•	a 30.8% premium to the closing price per share for Express Scripts common stock on Nasdaq on March 7, 2018;
•	a 26.9% premium to the average closing price for Express Scripts common stock on Nasdaq for the ten days preceding March 7, 2018;
•	a 26.3% premium to the average closing price for Express Scripts common stock on Nasdaq for the 30 days preceding March 7, 2018; and
•	a 17.2% premium to the highest price of Express Scripts common stock on Nasdaq over the 52 weeks preceding March 7, 2018.
•	the $48.75 per share of cash consideration provides Express Scripts stockholders with a degree of value certainty with respect to that portion of the Express Scripts merger consideration;
•	the terms of the proposed financing for the mergers, including the fact that Cigna would obtain financing from banks and other financial institutions and the fact that the commitment letter contained limited conditions customary for debt financings of this type;
•	the consummation of the transaction is not subject to a financing condition;
•	Cigna had investment grade debt ratings as of March 7, 2018 and the combined company would have the financial strength and flexibility to maintain investment grade debt ratings;

•	the views of Express Scripts management and financial advisors as to the likelihood that Cigna will be able to obtain the necessary financing and that the full proceeds of the financing will be available to Cigna, in each case subject to the terms of the commitment letter;
•	the nature of the terms of the transaction, including the certainty of consummation of the transaction in light of the limited conditions to closing of the mergers contained in the merger agreement;
•	the current and prospective economic and competitive environment facing the health care industry and Express Scripts as a standalone PBM including that:
•	Express Scripts expected to experience margin pressure as a standalone PBM, including as the result of the expiration of its contract with Anthem;
•	Express Scripts is experiencing and expected to continue to experience competition from health plans and others with integrated PBMs, including as the result of the pending combination of CVS and Aetna; and
•	Express Scripts expected to experience a flat trend in revenues, in part as a result of the announcement by Anthem that it would not extend its contract with Express Scripts.
•	for approximately two months prior to the Express Scripts board of directors meeting held on March 7, 2018, Express Scripts had been trading at a lower price-to-earnings multiple than its peers in the health care industry, which could represent a continuing trend;
•	the stock portion would provide Express Scripts stockholders with an opportunity to participate in any value creation as a result of the mergers, including:
•	the strategic and transformative nature of the mergers, combining two leading health services and pharmacy services companies with the combined capabilities to have a significant positive impact on the affordability and quality of healthcare, as well as the experience of individuals and physicians, with pro forma combined revenues of approximately $123 billion in 2017;
•	the belief that the combined company would generate significant free cash flow, providing exceptional strategic flexibility for additional shareholder value creation in a dynamic market that will continue to evolve, with a strong earnings per share profile with double-digit accretion in the first full year after the closing date, excluding the impact of Express Scripts’ transitioning clients (as defined below);
•	the transaction generates a strong, diversified earnings profile, including a stronger fundamental demand for products and services, improvements in cost of care and operating efficiencies;
•	the combined company will be well-positioned to capitalize on the recent “blurring lines” of drug and medical benefit in the specialty drug area, the fastest growing drug category, by leveraging Express Scripts’ leading pharmacy management capabilities, including its specialty pharmacy capabilities, to provide end-to-end clinical, medical management and utilization support;
•	the combined company would have significant retained synergies with respect to the combined company’s full operating model, with meaningful opportunities for additional synergies to be realized through integration of complementary platforms over the long term; and
•	the potential stability created by integrating Express Scripts’ PBM business with Cigna’s insurance business, including an opportunity for cross-selling through leveraging mutual clients and geographies and enhanced data and analytics capabilities, which are expected to enhance growth and improve outcomes.
•	the opinion of Centerview rendered to the Express Scripts board of directors on March 7, 2018, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Express Scripts merger consideration to be paid to the holders of shares of Express Scripts common stock (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “— Opinions of Financial Advisors to Express Scripts — Opinion of Centerview Partners LLC” beginning on page 119;

•	the opinion, dated March 7, 2018, of Lazard to the Express Scripts board of directors as to the fairness, from a financial point of view and as of such date, of the Express Scripts merger consideration to be paid to holders of Express Scripts common stock in the proposed mergers and the other transactions contemplated by the merger agreement (other than as specified in Lazard’s opinion), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, as more fully described in the section entitled “— Opinions of Financial Advisors to Express Scripts — Opinion of Lazard Frères & Co. LLC” beginning on page 130;
•	the discussions among the Express Scripts board of directors, members of senior management and representatives of Centerview and Lazard regarding the Express Scripts management forecasts, the Cigna forecasts (including various management contingencies and assumptions embedded therein) and the use of such forecasts in the financial analyses conducted by the Express Scripts financial advisors, as such discussions are more fully described in the section entitled “— Background of the Mergers” beginning on page 79; and
•	the recommendation of Express Scripts’ senior management in favor of the transaction.

Certain Terms of the Merger Agreement

•	Cigna agreed to restrictions on its and Express Scripts’ assets to the extent necessary to resolve objections to the consummation of the mergers and eliminate every impediment that a governmental entity of competent jurisdiction asserts under any regulatory law, unless such restriction would result in, or would reasonably be likely to result in, individually or in the aggregate, a material adverse effect on Express Scripts, Cigna and their respective subsidiaries, taken as a whole;
•	the Express Scripts board of directors’ belief that, while the consummation of the transaction is subject to various regulatory approvals, such approvals were likely to be obtained without a material adverse impact on the respective businesses of Express Scripts, Cigna or New Cigna;
•	the Express Scripts board of directors’ view that third parties would not be unduly deterred from making a superior proposal by the provisions of the merger agreement, including because the Express Scripts board of directors may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the Express Scripts board of directors considered that:
•	the Express Scripts board of directors may change its recommendation to its stockholders to vote in favor of the transaction if the Express Scripts board of directors determines in good faith, after consultation with outside counsel and financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, subject to a $1.6 billion termination fee if Cigna subsequently decides to terminate the merger agreement;
•	the Express Scripts board of directors may terminate the merger agreement and cause Express Scripts to enter into an alternative acquisition agreement providing for a superior proposal, subject to a $1.6 billion termination fee;
•	the anticipated length of time prior to the closing date, given the steps required to effect the transactions should allow sufficient time for a third party to make a superior proposal if it desired to do so; and
•	while the merger agreement contains a termination fee of $1.6 billion that Express Scripts would be required to pay to Cigna if (1) Express Scripts enters into an agreement providing for a superior proposal, (2) Cigna terminates the merger agreement after the Express Scripts board of directors has changed its recommendation and the stockholders’ approval has not been obtained or (3) under specified circumstances, if Express Scripts enters into a competing proposal within twelve months of the termination of the merger agreement, the Express Scripts board of directors believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions and not preclusive of other offers.

•	if the transaction fails to obtain required regulatory approvals, Cigna would pay to Express Scripts a reverse termination fee of $2.1 billion;
•	the exchange ratio under the merger agreement is fixed (i.e., it will not be adjusted for fluctuations in the market price of Express Scripts common stock or Cigna common stock), creating certainty as to the number of shares of New Cigna common stock to be issued; and
•	the anticipation that the portion of the consideration to be received by Express Scripts stockholders in the Express Scripts merger in the form of shares of New Cigna common stock will be tax-free to Express Scripts stockholders for U.S. federal income tax purposes (see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 195).

Other Factors

The Express Scripts board of directors also considered the following additional factors:

•	the review and analysis of Express Scripts’ and Cigna’s businesses, historical financial performance and condition, operations, properties, assets, projections, regulatory issues, competitive positions, prospects and management, including the results of the business, financial, accounting and legal due diligence investigations of Cigna;
•	the historical market prices, volatility and trading information with respect to Cigna common stock and Express Scripts common stock;
•	while Express Scripts attempted to negotiate a higher cash portion of the merger consideration, Cigna articulated an unwillingness to increase the cash portion of the consideration from a 50%—50% ratio;
•	the terms and conditions of the merger agreement, including the circumstances under which a termination fee is payable by Cigna and the size of the termination fees payable by Cigna;
•	the exchange ratio under the merger agreement is fixed (i.e., it will not be adjusted for fluctuations in the market price of Cigna common stock or Express Scripts common stock); therefore the value of the equity consideration payable to Express Scripts stockholders in the mergers could change between the signing of the merger agreement and the consummation of the mergers as a result of, among other things: (1) a change in the value of the respective businesses of Express Scripts and Cigna, (2) the amount of revenue synergies and cost savings anticipated to be obtained as a result of the mergers, (3) changes in the equity markets, (4) changes in the financial markets, including changes in borrowing costs and (5) changes in the regulatory environment and the political outlook insofar as they effect market perspectives on regulatory initiatives; and
•	the potential impact of potential legislation and regulatory changes on the health care industry generally.

Risks and Potentially Negative Factors

The Express Scripts board of directors also considered the following potentially negative factors associated with the mergers:

•	the amount of time it could take to complete the transaction, including the fact that consummation of the transaction depends on factors outside of Express Scripts’ or Cigna’s control, and the risk that the pendency of the transactions for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Express Scripts and/or Cigna;
•	the possibility that the consummation of the mergers might not occur, or might be delayed, despite the companies’ efforts, including by reason of a failure to obtain the approval of either the Express Scripts stockholders or the Cigna stockholders or a failure of the parties to obtain the applicable regulatory approvals;

•	the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the consummation of the mergers, including the risk that they might seek an injunction in federal court and/or commence an administrative proceeding seeking to prevent the parties from consummating the transaction;
•	the risks and costs to Express Scripts in connection with the mergers (including if the mergers are not completed), either during the pendency of the mergers or following the closing, including the risks and costs associated with the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;
•	the risk of diverting resources from other strategic opportunities and from operational matters;
•	the possibility that the anticipated benefits of the mergers may not be realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of Express Scripts and Cigna, including the risk of not capturing all of the anticipated cost savings, synergies and operational efficiencies;
•	the possibility that, despite the retention efforts of Express Scripts and Cigna, certain key employees of Express Scripts or Cigna might not choose to remain with the combined company;
•	the restrictions in the merger agreement on Express Scripts’ ability to take certain actions outside the ordinary course of business prior to the consummation of the mergers, which may delay or prevent Express Scripts from undertaking certain actions or business opportunities that may arise prior to the consummation of the mergers;
•	the limitations imposed in the merger agreement on the solicitation or consideration by Express Scripts of alternative business combinations;
•	under specified circumstances, Express Scripts may be required to pay Cigna a termination fee of $1.6 billion if the merger agreement were to be terminated (see the section entitled “The Merger Agreement — Termination” beginning on page 190), and the effect this could have on Express Scripts, including the possibility that the existence of the termination fee obligation could discourage other potential parties from making a superior proposal, though the Express Scripts board of directors believed the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in making a competing proposal;
•	Cigna’s right to terminate the merger agreement to enter into a transaction representing a superior proposal;
•	the merger agreement does not preclude Cigna from responding to and negotiating certain unsolicited alternative transaction proposals for Cigna from third parties made prior to the time the Cigna stockholders adopt the merger agreement, in each case subject to rights of Express Scripts that are reciprocal to the rights of Cigna with respect to competing and superior proposals for Express Scripts and/or its assets;
•	the merger agreement provides for parallel rights of the Cigna board of directors to change its recommendation or terminate the merger agreement, subject to a $1.6 billion termination fee;
•	the $2.1 billion reverse termination fee payable to Express Scripts if the parties are unable to obtain regulatory approvals is not available in all instances if the merger agreement is terminated and may be Express Scripts’ only recourse when it is available;
•	the various contingent liabilities, including pending legal proceedings, to which Cigna is subject;
•	the executive officers and directors of Express Scripts have interests in the mergers that may be different from, or in addition to, the interests of Express Scripts stockholders (see the section entitled “— Interests of Express Scripts Executive Officers and Directors in the Mergers” beginning on page 150);
•	Cigna’s recently proposed business combination with Anthem was not consummated;
•	the possibility that the financing for the transaction may not be available to Cigna or may not be available on the terms set forth in the commitment letter;

•	the fees and expenses associated with completing the mergers; and
•	various other risks associated with the mergers and the businesses of Express Scripts, Cigna and the combined company described in the section entitled “Risk Factors” beginning on page 37.

The Express Scripts board of directors believed and continues to believe these potential risks and drawbacks are greatly outweighed by the potential benefits the Express Scripts board of directors expects Express Scripts to achieve as a result of the proposed mergers. The Express Scripts board of directors realized there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing description addresses the material information and factors that the Express Scripts board of directors reviewed in its consideration of the mergers.

THE EXPRESS SCRIPTS BOARD OF DIRECTORS RECOMMENDS THAT EXPRESS SCRIPTS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE EXPRESS SCRIPTS SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

Opinions of Financial Advisors to Express Scripts

Express Scripts retained Centerview and Lazard as financial advisors to the Express Scripts board of directors in connection with the transaction. In connection with this engagement, the Express Scripts board of directors requested that Express Scripts’ financial advisors evaluate the fairness, from a financial point of view, to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares) of the Express Scripts merger consideration to be paid to such holders pursuant to the merger agreement.

Opinion of Centerview Partners LLC

On March 7, 2018, Centerview rendered to the Express Scripts board of directors its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Express Scripts merger consideration to be paid to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares and any other shares held by any affiliate of Express Scripts or Cigna) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 7, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex C. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Express Scripts board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares and any other shares held by any affiliate of Express Scripts or Cigna) of the Express Scripts merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to Express Scripts stockholders or any other person as to how such stockholders or other person should vote with respect to the Merger or otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated March 7, 2018;
•	Annual Reports on Form 10-K of Express Scripts and Cigna for the years ended December 31, 2017, December 31, 2016 and December 31, 2015;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Express Scripts and Cigna;
•	certain publicly available research analyst reports for Express Scripts and Cigna;
•	certain other communications from Express Scripts and Cigna to their respective stockholders;
•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Express Scripts, including the Express Scripts management forecasts (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Express Scripts” beginning on page 143), and which we refer to collectively in this summary of Centerview’s opinion as the Express Scripts internal data;
•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Cigna, including the Cigna forecasts (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Cigna” beginning on page 140), and which we refer to collectively in this summary of Centerview’s opinion as the Cigna internal data; and
•	the Express Scripts projected synergies (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Express Scripts” beginning on page 143) furnished to Centerview by Express Scripts for purposes of Centerview’s analysis.

Centerview also participated in discussions with members of the senior management and representatives of Express Scripts and Cigna regarding their assessment of the Express Scripts internal data, the Cigna internal data and the Express Scripts projected synergies, as appropriate, and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Express Scripts and Cigna and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Express Scripts’ consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Express Scripts’ direction, that the Express Scripts internal data (including, without limitation, the Express Scripts management forecasts) and the Express Scripts projected synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Express Scripts as to the matters covered thereby and that the Cigna internal data (including, without limitation, the Cigna forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cigna as to the matters covered thereby, and Centerview has relied, at Express Scripts’ direction, on the Express Scripts internal data, the Cigna internal data and the Express Scripts projected synergies for purposes of Centerview’s analysis and its opinion. Centerview expressed no view or opinion as to the Express Scripts internal data (including, without limitation, the Express Scripts management forecasts), the Cigna internal data (including, without limitation, the Cigna forecasts), the Express Scripts projected synergies or the assumptions on which they are based. In addition, at Express Scripts’ direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Express Scripts or Cigna, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Express Scripts or Cigna.

Centerview assumed, at Express Scripts’ direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement, dated March 7, 2018, reviewed by Centerview. Centerview also assumed, at Express Scripts’ direction, that the transaction will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview has also assumed that the transaction will have the tax consequences described in discussions with representatives of Express Scripts. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Express Scripts or Cigna, or the ability of Express Scripts or Cigna to pay their respective obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, Express Scripts’ underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to Express Scripts or in which Express Scripts might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares) of the Express Scripts merger consideration to be paid to such holders pursuant to the merger agreement. Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transaction, including, without limitation, the structure or form of the transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors or other constituencies of Express Scripts or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Express Scripts or any party, or class of such persons in connection with the transaction, whether relative to the Express Scripts merger consideration to be paid to the holders of shares of Express Scripts common stock (other than the Express Scripts excluded shares) pursuant to the merger agreement or otherwise. Centerview’s opinion related, in part, to the relative values of Express Scripts and Cigna. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion expressed no view or opinion as to what the value of shares of New Cigna common stock actually will be when issued pursuant to the transaction or the prices at which shares of Express Scripts common stock, shares of Cigna common stock or shares of New Cigna common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the transaction. Centerview’s opinion does not constitute a recommendation to Express Scripts stockholders or any other person as to how such stockholders or other person should vote with respect to the mergers or otherwise act with respect to the transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Express Scripts board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Express Scripts board of directors in connection with Centerview’s opinion, dated March 7, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Express Scripts. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Express Scripts or any other parties to the transaction. None of Express Scripts, Cigna, New Cigna, Cigna Merger Sub, Express Scripts Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Express Scripts do not purport to be appraisals or reflect the prices at which Express Scripts may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 2, 2018 and is not necessarily indicative of current market conditions. For purposes of the financial analyses described below in this section, the terms “Adjusted EBITDA,” “Adjusted EPS” and “Core EBITDA” are defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Express Scripts” beginning on page 143.

Express Scripts Financial Analysis

Selected Trading Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for Express Scripts to corresponding financial information, ratios and multiples for publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to Express Scripts, which selected publicly traded companies we refer to in this summary of Centerview’s opinion as the selected Express Scripts trading companies. The selected Express Scripts trading companies consisted of:

•	UnitedHealth Group Incorporated
•	CVS Health Corporation
•	Walgreens Boots Alliance, Inc.
•	McKesson Corporation
•	Cardinal Health, Inc.
•	AmerisourceBergen Corporation

Although none of the selected Express Scripts trading companies is directly comparable to Express Scripts, these companies were selected, among other reasons, because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of Express Scripts. However, because none of the selected companies is exactly the same as Express Scripts, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Express Scripts and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources and closing stock prices as of March 7, 2018 (but in the case of AmerisourceBergen Corporation, as of February 12, 2018, the last trading day prior to market rumors regarding a potential acquisition of AmerisourceBergen Corporation by

Walgreens Boots Alliance, Inc. and in the case of CVS, not pro forma for its acquisition of Aetna), Centerview calculated, for each selected Express Scripts trading company: (1) enterprise value (calculated as the market value of common equity (determined using the fully diluted equity value) plus the book value of debt and noncontrolling interests, less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated Adjusted EBITDA for calendar year 2018 and (2) ratio of current stock price to Wall Street research analyst consensus estimated Adjusted EPS, which we refer to in this summary of Centerview’s opinion as the Adjusted EPS multiple, for calendar year 2018. The results of these analyses are summarized below:

Selected Express Scripts Trading Companies	CY Enterprise Value/2018 Estimated Adjusted EBITDA	CY 2018 Price/Estimated Adjusted EPS
UnitedHealth	13.3x	18.2x
CVS(1)	7.4x	10.7x
Walgreens	8.7x	11.5x
McKesson	8.0x	11.4x
Cardinal Health	9.3x	12.1x
AmerisourceBergen(2)	8.9x	13.2x
Minimum	7.4x	10.7x
Mean	9.3x	12.8x
Median	8.8x	11.8x
Maximum	13.3x	18.2x
Express Scripts(3)	9.6x	11.1x
Cigna(4)	10.6x	14.4x
(1)	Not pro forma for acquisition of Aetna.
(2)	As of February 12, 2018, the unaffected date before Walgreens acquisition rumors.
(3)	Metrics are based on Express Scripts management forecasts. Adjusted to exclude contributions from Express Scripts’ contracts with the transitioning clients.
(4)	Metrics are based on Cigna forecasts.

Based on its experience and professional judgment, for purposes of its analysis Centerview selected a reference range of enterprise value to calendar year 2018 estimated Adjusted EBITDA multiples of 8.0x to 12.0x and a reference range of calendar year 2018 estimated Adjusted EPS multiples of 10.5x to 16.0x. In selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Express Scripts and the selected Express Scripts trading companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the Adjusted EBITDA multiple reference range to Express Scripts’ calendar year 2018 estimated Adjusted EBITDA as set forth in the Express Scripts management forecasts to derive a range of implied enterprise values for Express Scripts. Centerview subtracted from this range of implied enterprise values the face value of Express Scripts’ net debt as of March 2, 2018 as set forth in the Express Scripts internal data to derive a range of equity values for Express Scripts. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Express Scripts common stock as of March 2, 2018 as set forth in the Express Scripts internal data to derive a range of implied values per share of Express Scripts common stock. Centerview also applied the Adjusted EPS multiple reference range to Express Scripts’ calendar year 2018 estimated Adjusted EPS as set forth in the Express Scripts management forecasts to derive a range of implied values per share of Express Scripts common stock. Express Scripts’ calendar year 2018 estimated Adjusted EBITDA and calendar year 2018 estimated Adjusted EPS used for purposes of the above analyses excluded contributions from the transitioning clients, but the present value of remaining cash flows from the contribution of these contracts was then added back to the implied values per share of Express Scripts common stock that were based on the multiples applied to calendar year 2018 estimated Adjusted EBITDA and calendar year 2018 estimated Adjusted EPS.

The results of this analysis, rounded to the nearest $1.00, are summarized below:

Valuation Metric	Implied Share Price
Enterprise Value/Estimated Adjusted EBITDA	$58 - 95
Estimated Adjusted EPS	$70 - 104

Centerview then compared these ranges to the value of the merger consideration of $96.03 per share of Express Scripts common stock implied by the closing price of Cigna common stock on March 7, 2018.

Selected Precedent Transaction Analysis

Centerview analyzed certain information relating to the following pharmacy benefit manager transactions for which publicly disclosed information is available. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of Express Scripts.

Announcement Date	Acquirer	Target	Enterprise Value
			($billion)
March 2015	UnitedHealth Group Incorporated	Catamaran Corporation	$13.3
April 2012	SXC Health Solutions Corp.	Catalyst Health Solutions, Inc.	$4.4
July 2011	Express Scripts, Inc.	Medco Health Solutions, Inc.	$34.6
November 2006	CVS Corporation	Caremark Rx, Inc.	$25.7

No company or transaction used in this analysis is directly comparable to Express Scripts or Cigna or the transaction. The companies included in the selected transactions are companies that were selected, among other reasons, because they have certain operational and financial characteristics that, for the purposes of its analysis, Centerview considered to be similar to those of Express Scripts. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Express Scripts and Cigna and the companies included in the selected transactions.

For each of the selected transactions, based on public filings, press releases made by the companies involved and other publicly available information, Centerview calculated and compared the enterprise value implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of its Wall Street research analyst consensus estimated LTM EBITDA prior to the announcement of the applicable selected transaction. The results of this analysis are summarized below:

Selected Precedent Transactions	Enterprise Value/LTM EBITDA Multiple
UnitedHealth Group Incorporated – Catamaran Corporation	16.3x
SXC Health Solutions Corp. – Catalyst Health Solutions, Inc.	19.6x
Express Scripts, Inc. – Medco Health Solutions, Inc.	10.8x
CVS Corporation – Caremark Rx, Inc.	13.5x
Minimum	10.8x
Mean	15.1x
Median	14.9x
Maximum	19.6x

Based on its analysis of the relevant metrics for each of the selected companies, Centerview selected a reference range of multiples of enterprise value to LTM EBITDA of 11.0x to 16.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Express Scripts and the companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or Express Scripts in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this reference range to Express Scripts’ calendar year 2017 Adjusted EBITDA as set forth in publicly available financial information of Express Scripts to calculate a range of implied enterprise values for Express Scripts. Centerview subtracted from this range of implied enterprise values the face value of Express Scripts net debt as of March 2, 2018 as set forth in the Express Scripts internal data, to derive a range of equity values for Express Scripts. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Express Scripts common stock as of March 2, 2018 as set forth in the Express Scripts internal data to derive a range of implied values per share of Express Scripts common stock. Express Scripts’ calendar year 2017 Adjusted EBITDA was adjusted to exclude contributions from the transitioning clients, but the present value of remaining cash flows from the contribution of these contracts was then added back to the implied values per share of Express Scripts common stock. This resulted in a range of implied values of $79 to $121 per share of Express Scripts common stock, rounded to the nearest $1.00. Centerview then compared this range to the value of the merger consideration of $96.03 per share of Express Scripts common stock implied by the closing price of Cigna common stock on March 7, 2018.

Discounted Cash Flow Analysis

Centerview performed a DCF analysis of Express Scripts, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview calculated a range of illustrative equity values for Express Scripts by (1) discounting to present value as of March 2, 2018, using discount rates ranging from 8.0% to 9.5% (reflecting Centerview’s analysis of Express Scripts’ weighted average cost of capital) and a mid-year discounting convention: (a) the forecasted unlevered free cash flows of Express Scripts over the period beginning March 2, 2018 and ending on December 31, 2027, utilizing the Express Scripts management forecasts (which included contributions from Express Scripts’ contracts with Anthem, Coventry Health Care Inc. and Catamaran Corp., which we refer to as the transitioning clients) and assumptions discussed with Express Scripts management and (b) a range of illustrative terminal values for Express Scripts, calculated by Centerview applying perpetuity growth rates ranging from 1.0% to 2.0%, which Centerview selected based on its professional judgment, to Express Scripts’ unlevered free cash flows for the terminal year and (2) subtracting from the foregoing results the face value of Express Scripts’ net debt as of March 2, 2018 as set forth in the Express Scripts internal data.

Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Express Scripts common stock as of March 2, 2018 as set forth in the Express Scripts internal data to derive a range of implied values per share of Express Scripts common of $78 to $109, rounded to the nearest $1.00. Centerview then compared the results of this analysis to the value of the merger consideration of $96.03 per share of Express Scripts common stock implied by the closing price of Cigna common stock on March 7, 2018.

Cigna Financial Analysis

Selected Trading Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for Cigna to corresponding financial information, ratios and multiples for publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to Cigna, which selected publicly traded companies we refer to in this summary of Centerview’s opinion as the selected Cigna trading companies. The selected Cigna trading companies consisted of:

•	UnitedHealth Group Incorporated
•	Anthem
•	Humana Inc.
•	Centene Corporation

Although none of the selected Cigna trading companies is directly comparable to Cigna, these companies were selected, among other reasons, because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of

Cigna. However, because none of the selected companies is exactly the same as Cigna, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Cigna and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources and closing stock prices as of March 7, 2018, Centerview calculated, for each selected Cigna trading company: (1) enterprise value (calculated as the market value of common equity (determined using the fully diluted equity value) plus the book value of debt and noncontrolling interests, less cash and cash equivalents) as a multiple of Adjusted EBITDA for calendar year 2018 and (2) the Adjusted EPS multiple for calendar year 2018. The results of these analyses are summarized below:

Selected Cigna Trading Companies	CY Enterprise Value/2018 Estimated Adjusted EBITDA	CY 2018 Price/Estimated Adjusted EPS
UnitedHealth	13.3x	18.2x
Anthem	12.1x	15.4x
Humana	12.2x	19.8x
Centene	10.2x	14.1x
Minimum	10.2x	14.1x
Mean	11.9x	16.9x
Median	12.1x	16.8x
Maximum	13.3x	19.8x
Express Scripts(1)	9.6x	11.1x
Cigna(2)	10.6x	14.4x
(1)	Metrics are based on Express Scripts management forecasts. Adjusted to exclude contributions from Express Scripts’ contracts with the transitioning clients.
(2)	Metrics are based on Cigna forecasts.

Based on its experience and professional judgment, for purposes of its analysis Centerview selected a reference range of enterprise value to calendar year 2018 estimated Adjusted EBITDA multiples of 10.0x to 12.5x and a reference range of calendar year 2018 estimated Adjusted EPS multiples of 15.0x to 18.5x. In selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Cigna and the selected Cigna trading companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the EBITDA multiple reference range to Cigna’s calendar year 2018 estimated EBITDA as set forth in the Cigna forecasts to derive a range of implied enterprise values for Cigna. Centerview subtracted from this range of implied enterprise values the face value of Cigna’s net debt as of March 2, 2018 as set forth in the Cigna internal data to derive a range of equity values for Cigna. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Cigna common stock as of March 2, 2018 as set forth in the Cigna internal data to derive a range of implied values per share of Cigna common stock. Centerview also applied the Adjusted EPS multiple reference range to Cigna’s calendar year 2018 estimated Adjusted EPS as set forth in the Cigna forecasts to derive a range of implied values per share of Cigna common stock.

The results of this analysis, rounded to the nearest $1.00, are summarized below:

Valuation Metric	Implied Share Price
Enterprise Value/Estimated Adjusted EBITDA	$182 - 232
Estimated Adjusted EPS	$203 - 250

Discounted Cash Flow Analysis

Centerview performed a DCF analysis of Cigna, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. At the direction of Express Scripts management, Centerview performed DCF analyses of Cigna using both the forecasted unlevered free cash flows of Cigna based on the Cigna forecasts (including various management contingencies and assumptions embedded therein, including related to net working capital and risk-based capital) and the forecasted unlevered free cash flows of Cigna based on the Cigna Wall Street forecasts in order to provide a comparison of the range of implied values from a DCF analysis based on the Cigna forecasts (and Cigna management's underlying contingencies and assumptions) with the range of implied values from a DCF analysis using Wall Street research analysts’ forecasts (and the analysts' underlying assumptions and estimates).

Centerview calculated a range of illustrative equity values for Cigna by (1) discounting to present value as of March 2, 2018, using discount rates ranging from 8.0% to 9.5% (reflecting Centerview’s analysis of Cigna’s weighted average cost of capital) and the mid-year convention: (a) the forecasted unlevered free cash flows of Cigna over the period beginning March 2, 2018 and ending on December 31, 2022, utilizing both the Cigna forecasts and the Cigna Wall Street forecasts (as defined in the section entitled “— Certain Financial Forecasts — Wall Street Unaudited Prospective Financial Information” beginning on page 146), as well as assumptions discussed with Express Scripts management and (b) a range of illustrative terminal values for Cigna, calculated by Centerview applying perpetuity growth rates ranging from 2.0% to 3.0% selected by Centerview based on its professional judgment to Cigna’s unlevered free cash flows for the terminal year and (2) subtracting from the foregoing results the face value of Cigna’s net debt as of March 2, 2018, as set forth in the Cigna internal data. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Cigna common stock as of March 2, 2018 as set forth in the Cigna internal data to derive a range of implied values per share of Cigna common stock of $178 to $263, based on the Cigna forecasts, rounded to the nearest $1.00 and of $217 to $320, based on the Cigna Wall Street forecasts, rounded to the nearest $1.00.

Relative Value Analysis

Based upon a comparison of the range of implied equity values for each of Express Scripts and Cigna calculated pursuant to the selected trading companies analyses and selected DCF analyses described above, Centerview calculated ranges of implied exchange ratios for the transaction, on a cash adjusted basis with the Express Scripts equity value contribution reduced by the cash consideration of $48.75 per share. With respect to any given range of cash adjusted exchange ratios, the higher ratio assumes the highest implied value per share of Express Scripts common stock divided by the lowest implied value per share of Cigna common stock, and the lower ratio assumes the lowest implied value per share of Express Scripts common stock divided by the highest implied value per share of Cigna common stock. Centerview’s analysis indicated the following implied ranges of cash adjusted exchange ratios:

Valuation Metric	Implied Cash Adjusted Exchange Ratio
Selected Trading Company Analysis (CY Enterprise Value/2018 Estimated EBITDA)	0.041x to 0.257x
Selected Trading Company Analysis (CY 2018 Estimated Price/Earnings)	0.084x to 0.270x
Discounted Cash Flow Analysis (Cigna forecasts)	0.110x to 0.341x
Discounted Cash Flow Analysis (the Cigna Wall Street forecasts)	0.091x to 0.280x

Centerview compared the implied ranges of cash adjusted exchange ratios to the implied transaction exchange ratio of 0.2434 shares of Cigna common stock per share of Express Scripts common stock.

Other Factors

Centerview noted for the Express Scripts board of directors certain additional factors solely for reference purposes, which Centerview noted are not valuation methodologies and were not a component of Centerview’s fairness analyses, including, among other things, the following:

•	Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of Express Scripts common stock for the 52-week period prior to March 2, 2018. Centerview noted that the range, rounded to the nearest $1.00, of low and high closing prices of Express Scripts common stock during the prior 52-week period was $56 to $83, as compared to the value of the merger consideration of $96.03 per share of Express Scripts common stock implied by the closing price of Cigna common stock on March 2, 2018. Centerview also reviewed the stock price performance of Cigna common stock for the 52-week period prior to March 2, 2018. Centerview noted that the range, rounded to the nearest $1.00, of low and high closing prices of Cigna common stock during the prior 52-week period was $144 to $227.
•	Analyst Price Target Analysis. Centerview reviewed stock price targets for Express Scripts common stock reflected in sixteen publicly available Wall Street research analyst reports as of March 7, 2018. Centerview noted that the analyst stock price targets in such research analyst reports ranged from $68 to $101 per share of Express Scripts common stock, as compared to the merger consideration of $96.03 per share of Express Scripts common stock implied by the closing price of Cigna common stock on March 7, 2018. Centerview also reviewed stock price targets for Cigna common stock reflected in sixteen publicly available Wall Street research analyst reports as of March 7, 2018. Centerview noted that the analyst stock price targets in such research analyst reports ranged from $210 to $255 per share of Cigna common stock.
•	Premia Paid Analysis. Centerview reviewed, with respect to cash and stock acquisition transactions since 2007 in which a public U.S.-based target was acquired in a transaction valued at greater than $20 billion and subsequently owned greater than 20% of the pro forma company, the one-day premium and the 30-day VWAP premium that the offer represented based on the date of announcement or other public knowledge of the possibility of such transaction. Centerview then compared the 25th percentile, mean and 75th percentile premia for these transactions, which were 18%, 24% and 29% for the one-day premium, respectively, and 20%, 27% and 34% for the 30-day VWAP premium, respectively, to the one-day premium of 31% and the 30-day VWAP premium of 26% for holders of Express Scripts common stock implied by the Express Scripts merger consideration.
•	“Has”/“Gets” Analysis. Centerview reviewed and analyzed certain financial information, multiples and ratios in order to compare the stand-alone value of Express Scripts common stock to the pro forma value of Express Scripts common stock after giving effect to the transaction, including the Express Scripts projected synergies, from the perspective of the holders of Express Scripts common stock. Accordingly, Centerview estimated the market value for holders of Express Scripts common stock, on a pro forma basis giving effect to the transaction, including the holders of Express Scripts common stock participation (based on pro forma ownership) in the Express Scripts projected synergies (which participation was projected to be $5.1 billion using a multiple-based synergy value), to be approximately $54.5 billion and implied a 32% premium to the stand-alone value of Express Scripts common stock on March 7, 2018, representing approximately $13.2 billion in incremental value to holders of Express Scripts common stock.
•	Accretion/Dilution Analysis. Centerview reviewed and analyzed the estimated pro forma impact of the transaction on projected accretion/(dilution) to holders of Cigna common stock for the years 2019, 2020, 2021 and 2022 based on (1) the Express Scripts management forecasts (adjusted to exclude contributions from the transitioning clients), (2) the Cigna forecasts and (3) the Express Scripts projected synergies. Centerview calculated an estimated pro forma accretive impact for holders of Cigna common stock of 16%, 19%, 22% and 22% for 2019, 2020, 2021 and 2022, respectively. In connection with this analysis, Centerview also calculated an estimated pro forma debt-to-capitalization for Cigna of 40%, 36%, 34% and 32% for 2019, 2020, 2021 and 2022, respectively. Any such estimates are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates.
•	Value Creation Analysis. Centerview calculated and compared a hypothetical illustrative future value of the Express Scripts merger consideration per share received by holders of Express Scripts common stock for the periods ending December 31, 2018, 2019, 2020, and 2021 to a hypothetical illustrative future value per share of standalone Express Scripts common stock. By 2021, the analysis implied a per share value range of $137 to $147, rounded to the nearest $1.00, compared to a standalone per share value of $98, rounded to the nearest $1.00. Centerview also calculated and compared a hypothetical illustrative future value of Cigna common stock for the periods ending December 31, 2018, 2019, 2020, and 2021 to a hypothetical illustrative future value per share of standalone Cigna common stock. By 2021, the Cigna analysis implied a per share value range of $316 to $357, rounded to the nearest $1.00, compared to a standalone per share value of $293. These analyses are illustrative of the impact of hypothetical trading at various multiples and should not be interpreted as a stock price prediction by Centerview.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Express Scripts board of directors in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Express Scripts board of directors or management of Express Scripts with respect to the Express Scripts merger consideration or as to whether the Express Scripts board of directors would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Express Scripts and Cigna and was approved by the Express Scripts board of directors. Centerview provided advice to Express Scripts during these negotiations. Centerview did not, however recommend any specific amount of consideration to Express Scripts or the Express Scripts board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had been engaged to provide certain financial advisory services to Express Scripts, including serving as financial advisor to Express Scripts in connection with Express Scripts’ sale of its subsidiary UBC to Avista Capital Partners in 2017, and Centerview has received $2 million in compensation from Express Scripts for such services. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Cigna, and Centerview had not received compensation from Cigna during such period. Centerview may provide investment banking and other services to or with respect to Express Scripts, Cigna, New Cigna or their respective affiliates in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (2) of Centerview’s affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Express Scripts, Cigna or any of their respective affiliates, or any other party that may be involved in the transaction.

The Express Scripts board of directors selected Centerview as its financial advisor in connection with the transaction based on Centerview’s qualifications, experience, reputation and familiarity with Express Scripts, its business and industry, evidenced by Centerview’s providing prior investment banking and other financial services to Express Scripts unrelated to the potential transaction including, among other engagements, the divestiture of UBC as described in the section entitled “— Background of the Mergers” beginning on page 79. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Centerview’s services as the financial advisor to the Express Scripts board of directors, Express Scripts has agreed to pay Centerview an estimated aggregate fee of approximately $58 million (estimated as of May 8, 2018), calculated as a percentage of the Express Scripts merger consideration at closing, $7 million of which was payable upon the rendering of Centerview’s opinion and approximately $51 million of which is payable contingent upon consummation of the transaction. In addition, Express Scripts has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Lazard Frères & Co. LLC

Express Scripts has engaged Lazard as a financial advisor in connection with the transaction. In connection with this engagement, Express Scripts requested that Lazard render an opinion to the Express Scripts board of directors as to the fairness, from a financial point of view, to the holders of Express Scripts common stock of the Express Scripts merger consideration to be paid to such holders in the transaction (other than as specified in Lazard’s opinion). On March 7, 2018, at a meeting of the Express Scripts board of directors held to evaluate the transaction, Lazard rendered an oral opinion, which was confirmed by delivery of a written opinion dated March 7, 2018, to the Express Scripts board of directors to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in Lazard’s opinion, the Express Scripts merger consideration to be paid to holders of Express Scripts common stock in the transaction (other than as specified in Lazard’s opinion) was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated March 7, 2018, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex D and is incorporated by reference herein in its entirety. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s opinion. Lazard’s opinion was for the benefit of the Express Scripts board of directors (in its capacity as such) in connection with its evaluation of the transaction and did not address any terms or other aspects (other than the Express Scripts merger consideration to the extent expressly specified in Lazard’s opinion) of the transaction. Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Express Scripts might engage or the merits of the underlying decision by Express Scripts to engage in the transaction. Lazard’s opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the transaction or any matter relating thereto.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated March 7, 2018, of the merger agreement;
•	reviewed certain publicly available historical business and financial information relating to Express Scripts and Cigna;
•	reviewed the Express Scripts management forecasts and other data provided to Lazard by Express Scripts relating to the business of Express Scripts, the Cigna forecasts and other data provided to Lazard by Cigna relating to the business of Cigna, certain publicly available financial forecasts and other data relating to the business of Cigna, and the Express Scripts projected synergies;
•	held discussions with members of the senior management of Express Scripts and Cigna with respect to the businesses and prospects of Express Scripts and Cigna, respectively, and with members of the senior management of Express Scripts with respect to the Express Scripts projected synergies;
•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Express Scripts and Cigna, respectively;
•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Express Scripts;
•	reviewed historical stock prices and trading volumes of Express Scripts common stock and Cigna common stock;
•	reviewed the potential pro forma financial impact of the transaction on New Cigna based on the financial forecasts referred to above relating to Express Scripts and Cigna; and
•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Express Scripts or Cigna or concerning the solvency or fair value of Express Scripts or Cigna, and Lazard was not furnished with any such valuation or appraisal.

Lazard has not been provided with forecasts of the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Cigna to result from the transaction for purposes of its analysis. At the direction of Express Scripts, for purposes of Lazard’s analysis, Lazard utilized the forecasts of the Express Scripts projected synergies. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to the Express Scripts projected synergies, Lazard assumed, with the consent of Express Scripts, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Express Scripts and Cigna, respectively, and such synergies and other benefits. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Lazard did not express any opinion as to the prices at which shares of Express Scripts common stock, shares of Cigna common stock or shares of New Cigna common stock may trade at any time subsequent to the announcement of the transaction. In connection with Lazard’s engagement, Lazard was not authorized to, and it did not, solicit indications of interest from third parties regarding a potential transaction with Express Scripts. In addition, Lazard’s opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which Express Scripts might engage or the merits of the underlying decision by Express Scripts to engage in the transaction.

In rendering its opinion, Lazard assumed, with the consent of Express Scripts, that the transaction would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Express Scripts advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Express Scripts, that obtaining the necessary governmental, regulatory or third party approvals and consents for the transaction would not have an adverse effect on Express Scripts, Cigna or the transaction. Lazard further assumed, with the consent of Express Scripts, that the transaction would have the tax consequences described in discussions with representatives of Express Scripts. Lazard did not express any opinion as to any tax or other consequences that might result from the transaction, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Express Scripts obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Express Scripts merger consideration to the extent expressly specified in Lazard’s opinion) of the transaction, including, without limitation, the form or structure of the transaction or any agreements or arrangements entered into in connection with, or contemplated by, the transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transaction, or class of such persons, relative to the Express Scripts merger consideration or otherwise.

In connection with its opinion, Lazard performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by Lazard. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion or analysis is not readily susceptible to summary description. Lazard arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Lazard believes that the analyses and factors summarized below must be considered as a whole and in context. Lazard further believes that selecting portions of the analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying Lazard’s analyses and opinion.

In performing its financial analyses, Lazard considered industry performance, general business and economic, monetary, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Express Scripts and Cigna. No company, business or transaction reviewed is identical or directly comparable to Express Scripts, Cigna or their respective businesses or the transaction and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning business, financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or views regarding the comparability of such companies, businesses or transactions. Accordingly, such analyses may not necessarily include all companies, businesses or transactions that could be deemed relevant. The estimates of the future performance of Express Scripts and Cigna in or underlying Lazard’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by such analyses. These analyses were prepared solely as part of Lazard’s analysis of the fairness, from a financial point of view, of the Express Scripts merger consideration (other than as specified in Lazard’s opinion) and were provided to the Express Scripts board of directors in connection with the delivery of Lazard’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the assumptions and estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of Lazard regarding the actual values of Express Scripts or Cigna.

Lazard did not recommend that any specific consideration constituted the only appropriate consideration in the transaction. The type and amount of Express Scripts merger consideration payable in the transaction was determined through negotiations between Express Scripts and Cigna, rather than by any financial advisor, and was approved by the Express Scripts board of directors. The decision to enter into the merger agreement was solely that of the Express Scripts board of directors and the Cigna board of directors. Lazard’s opinion and analyses were only one of many factors considered by the Express Scripts board of directors in its evaluation of the transaction and the Express Scripts merger consideration and should not be viewed as determinative of the views of the Express Scripts board of directors or management with respect to the transaction or the Express Scripts merger consideration payable in the transaction.

Financial Analyses

The summary of the financial analyses described in this section entitled “— Financial Analyses” is a summary of the material financial analyses provided by Lazard in connection with its opinion, dated March 7, 2018, to the Express Scripts board of directors. The summary set forth below is not a comprehensive description of all analyses undertaken by Lazard in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Lazard, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Lazard. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Lazard. Future results may differ from those described and such differences may be material. For purposes of the financial analyses described below in this section, (1) the term “implied per share merger consideration” means approximately $96.03 per share, calculated as the (a) cash consideration of $48.75 per share and (b) implied value of the stock consideration of approximately $47.28 per share based on a 0.2434x per share exchange ratio and an illustrative reference closing price for shares of Cigna common stock of $194.25 per share as of March 7, 2018 and (2) the term “Core EPS” means Adjusted EPS (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Express Scripts” beginning on page 143) excluding any contributions from the transitioning clients. Financial data utilized for Express Scripts and Cigna in the financial analyses described below, to the extent based on internal financial forecasts and estimates of management, were based on the Express Scripts management forecasts and the Cigna forecasts. Implied per share equity value reference ranges of Express Scripts and Cigna reflected in the summaries of the financial analyses described below were rounded to the nearest $1. For purposes of DCF analyses and analyses based on Adjusted EPS or Core EPS, as applicable, stock-based compensation was treated as a cash expense.

Express Scripts Financial Analyses

Discounted Cash Flow Analysis. Lazard performed a DCF analysis of Express Scripts by calculating, based on the Express Scripts management forecasts (which included contributions from the transitioning clients), the estimated present value (as of March 31, 2018) of the stand-alone unlevered, after-tax free cash flows attributable to Express Scripts that Express Scripts was forecasted to generate during the fiscal year ending December 31, 2018 through the fiscal year ending December 31, 2027.

Lazard calculated a range of estimated terminal values for Express Scripts by applying a selected range of perpetuity growth rates of 1.0% to 2.0% selected by Lazard based on its professional judgment to the stand-alone unlevered, after-tax free cash flows attributable to Express Scripts during the fiscal year ending December 31, 2027. The cash flows and range of terminal values were then discounted to present value (as of March 31, 2018) using a selected range of discount rates of 8.0% to 9.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity value reference range for Express Scripts, as compared to the implied per share Express Scripts merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Express Scripts Merger Consideration
$83 – $109	$96.03

Selected Public Companies Analysis. Lazard reviewed publicly available financial and stock market information of Express Scripts and the following four selected large cap publicly traded drug store and other healthcare services companies that, given certain business and financial characteristics, Lazard considered generally relevant for purposes of analysis, which we refer to in this summary of Lazard’s opinion as the Express Scripts selected companies:

•	Walgreens Boots Alliance, Inc.
•	McKesson Corporation
•	Cardinal Health, Inc.
•	AmerisourceBergen Corporation

Lazard reviewed, among other information, closing stock prices as of March 7, 2018 (the last trading day prior to the date of the merger agreement) of the Express Scripts selected companies (but in the case of AmerisourceBergen Corporation, as of February 12, 2018, the last trading day prior to market rumors regarding a potential acquisition of AmerisourceBergen Corporation by Walgreens Boots Alliance, Inc.) and Express Scripts, as a multiple of calendar year 2018 estimated Adjusted EPS. Lazard also reviewed enterprise values, calculated as fully diluted equity values based on closing stock prices as of March 7, 2018 of the Express Scripts selected companies (but in the case of AmerisourceBergen Corporation, as of February 12, 2018, the last trading day prior to market rumors regarding a potential acquisition of AmerisourceBergen Corporation by Walgreens Boots Alliance, Inc.) and Express Scripts, plus total debt and, as applicable, preferred stock and non-controlling interests and less unrestricted cash and cash equivalents and, as applicable, unconsolidated investments, as a multiple of calendar year 2018 estimated Adjusted EBITDA (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Express Scripts” beginning on page 143). Financial data of the Express Scripts selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information. Financial data of Express Scripts were based on public filings, publicly available Wall Street research analysts’ estimates, other publicly available information and the Express Scripts management forecasts, as applicable. Adjusted EPS and Adjusted EBITDA multiples for Express Scripts were based on Core EPS and Core EBITDA (as defined in the section entitled “— Certain Financial Forecasts — Summary Unaudited Prospective Financial Information Prepared by Express Scripts” beginning on page 143), respectively.

Lazard observed overall low to high calendar year 2018 estimated Adjusted EPS multiples and calendar year 2018 estimated Adjusted EBITDA multiples for the Express Scripts selected companies based on closing stock prices on March 7, 2018 (but in the case of AmerisourceBergen Corporation, as of February 12, 2018, the last trading day prior to market rumors regarding a potential acquisition of AmerisourceBergen Corporation by Walgreens Boots Alliance, Inc.) of 11.4x to 13.2x (with a mean of 12.0x and a median of 11.8x) and 8.0x to 9.3x (with a mean of 8.7x and a median of 8.8x), respectively, with overall low to high calendar year 2018 estimated Adjusted EPS multiples and calendar year 2018 estimated Adjusted EBITDA multiples for the Express Scripts selected companies as follows:

Express Scripts Selected Companies	CY 2018 Price/Estimated Adjusted EPS	CY Enterprise Value/2018 Estimated Adjusted EBITDA
Walgreens	11.5x	8.7x
McKesson	11.4x	8.0x
Cardinal Health	12.1x	9.3x
AmerisourceBergen(1)	13.2x	8.9x
Minimum	11.4x	8.0x
Mean	12.0x	8.7x
Median	11.8x	8.8x
Maximum	13.2x	9.3x
(1)	As of February 12, 2018, the unaffected date before Walgreens acquisition rumors.

Lazard also noted that, based on the closing price for shares of Express Scripts common stock on March 7, 2018, Express Scripts’ calendar year 2018 estimated Core EPS multiple was 11.0x utilizing publicly available Wall Street research analysts’ estimates and 11.1x utilizing the Express Scripts management forecasts, and Express Scripts’ calendar year 2018 estimated Core EBITDA multiple was 9.8x utilizing publicly available Wall Street research analysts’ estimates and 9.9x utilizing the Express Scripts management forecasts. While CVS was not included in the Express Scripts selected companies due to trading volatility since market rumors regarding a potential acquisition of Aetna on October 25, 2017 and announcement of such acquisition on December 3, 2017, Lazard further noted that, based on the closing price of shares of CVS common stock on October 25, 2017 and applying a similar methodology as for the Express Scripts selected companies, the calendar year 2018 estimated Adjusted EPS and Adjusted EBITDA multiples observed for CVS were 11.9x and 7.9x, respectively.

Lazard then applied selected ranges of calendar year 2018 estimated Adjusted EPS and calendar year 2018 estimated Adjusted EBITDA multiples derived from the Express Scripts selected companies (and CVS) of 11.0x to 13.0x and 8.5x to 10.0x, respectively, to corresponding Core EPS and Core EBITDA of Express Scripts utilizing the Express Scripts management forecasts and added back the net present value of contributions from contracts with the transitioning clients on a per share or aggregate basis, as applicable. This analysis indicated the following approximate implied per share equity value reference ranges for Express Scripts, as compared to the implied per share Express Scripts merger consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Implied Per Share Express Scripts Merger Consideration
Calendar Year 2018 Estimated Core EPS	Calendar Year 2018 Estimated Core EBITDA
$73 – $85	$63 – $77	$96.03

Selected Precedent Transactions Analysis. Using publicly available information, Lazard reviewed financial information relating to the following two selected transactions involving target pharmacy benefit management companies that, given certain business and financial characteristics of the acquirors and targets, the relative size of the transaction value of the selected transactions compared to the transaction and the dates of the selected transactions, Lazard considered generally relevant for purposes of analysis, which we refer to in this summary of Lazard’s opinion as the Express Scripts selected transactions. Lazard considered additional precedent transactions with target pharmacy benefit management companies but determined to not include those additional precedent transactions in its analysis due to the relative size of the transaction value and/or the announcement dates of those additional precedent transactions as well as certain business and financial characteristics of the applicable target companies.

Announced	Acquiror	Target	Transaction Value
			($billion)
March 2015	• UnitedHealth Group Incorporated	• Catamaran Corporation	$13.3
July 2011	• Express Scripts, Inc.	• Medco Health Solutions, Inc.	$34.6

Lazard reviewed, among other information, transaction values of the Express Scripts selected transactions, calculated as the enterprise values implied for the target companies based on the consideration paid or payable in the Express Scripts selected transactions, as a multiple, to the extent publicly available, of the target company’s NTM Adjusted EBITDA as of the applicable announcement date of such transaction. Financial data for the Express Scripts selected transactions were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information.

Lazard observed the NTM Adjusted EBITDA multiples derived for the March 2015 UnitedHealth Group Incorporated/Catamaran Corporation transaction and the July 2011 Express Scripts, Inc./Medco Health Solutions, Inc. transaction of 13.1x and 10.2x, respectively. Lazard then applied such NTM Adjusted EBITDA multiples of 13.1x and 10.2x derived from the Express Scripts selected transactions to Express Scripts’ NTM estimated Core EBITDA utilizing the Express Scripts management forecasts and added back the net present value of contributions from contracts with the transitioning clients on an aggregate basis. This analysis indicated the following implied per share equity value reference data points, as compared to the implied per share Express Scripts merger consideration:

	Implied Per Share Equity Value Reference Data Points	Implied Per Share Express Scripts Merger Consideration
Express Scripts, Inc./Medco Health Solutions, Inc.	$78.47	$96.03
UnitedHealth Group Incorporated/Catamaran Corporation	$105.67	$96.03

Cigna Financial Analyses

Discounted Cash Flow Analysis. At the direction of Express Scripts management, Lazard performed DCF analyses of Cigna using both the forecasted unlevered free cash flows of Cigna based on the Cigna forecasts (including various management contingencies and assumptions embedded therein, including related to net working capital and risk-based capital) and the forecasted unlevered free cash flows of Cigna based on the Cigna Wall Street forecasts in order to provide a comparison of the range of implied values from a DCF analysis based on the Cigna forecasts (and Cigna management’s underlying contingencies and assumptions) with the range of implied values from a DCF analysis using Wall Street research analysts’ forecasts (and the analysts’ underlying assumptions and estimates). Lazard performed a DCF analysis of Cigna by calculating, based on both the Cigna forecasts and the Cigna Wall Street forecasts, the estimated present value (as of March 31, 2018) of the stand-alone unlevered, after-tax free cash flows attributable to Cigna that Cigna was forecasted to generate during the fiscal year ending December 31, 2018 through the fiscal year ending December 31, 2022. Based on Cigna forecasts, Lazard calculated a range of estimated terminal values for Cigna by applying a selected range of perpetuity growth rates of 1.5% to 2.5% to the stand-alone unlevered, after-tax free cash flows attributable to Cigna during the fiscal year ending December 31, 2022 assuming, for purposes of the terminal year, growth in risk-based capital contributions were commensurate with revenue growth. The cash flows and range of terminal values were then discounted to present value (as of March 31, 2018) using a selected range of discount rates of 8.0% to 9.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity value reference range for Cigna, as compared to the per share closing price of Cigna common stock on March 7, 2018:

Implied Per Share Equity Value Reference Range	Per Share Closing Price of Cigna Common Stock on March 7, 2018
$188 – $260	$194.25

Based on the Cigna Wall Street forecasts, Lazard calculated a range of estimated terminal values for Cigna by applying a selected range of perpetuity growth rates of 1.5% to 2.5% selected by Lazard based on its professional judgment to the stand-alone unlevered, after-tax free cash flows attributable to Cigna during the fiscal year ending December 31, 2022 assuming, for purposes of the terminal year, growth in risk-based capital contributions were commensurate with revenue growth.

The cash flows and range of terminal values were then discounted to present value (as of March 31, 2018) using a selected range of discount rates of 8.0% to 9.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per share equity value reference range for Cigna, as compared to the per share closing price of Cigna common stock on March 7, 2018:

Implied Per Share Equity Value Reference Range	Per Share Closing Price of Cigna Common Stock on March 7, 2018
$219 – $294	$194.25

Selected Public Companies Analysis. Lazard reviewed publicly available financial and stock market information of Cigna and the following three selected publicly traded managed care companies that, given certain business and financial characteristics, Lazard considered generally relevant for purposes of analysis, which we refer to in this summary of Lazard’s opinion as the Cigna selected companies:

•	UnitedHealth Group Incorporated
•	Anthem
•	Humana Inc.

Lazard reviewed, among other information, closing stock prices as of March 7, 2018 (the last trading day prior to the date of the merger agreement) of the Cigna selected companies and Cigna, as a multiple of calendar year 2018 estimated Adjusted EPS. Lazard also reviewed enterprise values, calculated as fully diluted equity values based on closing stock prices as of March 7, 2018 of the Cigna selected companies and Cigna, plus total debt and, as applicable, preferred stock and non-controlling interests and less unrestricted cash and cash equivalents and, as applicable, unconsolidated investments, as a multiple of calendar year 2018 estimated Adjusted EBITDA. Financial data of the Cigna selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information. Financial data of Cigna were based on public filings, the Cigna Wall Street forecasts, other publicly available information and the Cigna forecasts, as applicable.

Lazard observed overall low to high calendar year 2018 estimated Adjusted EPS multiples and calendar year 2018 estimated Adjusted EBITDA multiples for the Cigna selected companies based on closing stock prices on March 7, 2018 of 15.4x to 19.8x (with a mean of 17.8x and a median of 18.2x) and 12.1x to 13.3x (with a mean of 12.5x and a median of 12.2x), respectively, with overall low to high calendar year 2018 estimated Adjusted EPS multiples and calendar year 2018 estimated Adjusted EBITDA multiples for the Cigna selected companies as follows:

Cigna Selected Companies	CY 2018 Price/Estimated Adjusted EPS	CY Enterprise Value/2018 Estimated Adjusted EBITDA
UnitedHealth	18.2x	13.3x
Anthem	15.4x	12.1x
Humana	19.8x	12.2x

Cigna Selected Companies	CY 2018 Price/Estimated Adjusted EPS	CY Enterprise Value/2018 Estimated Adjusted EBITDA
Minimum	15.4x	12.1x
Mean	17.8x	12.5x
Median	18.2x	12.2x
Maximum	19.8x	13.3x

Lazard also noted that, based on the closing price for shares of Cigna common stock on March 7, 2018, the calendar year 2018 estimated Adjusted EPS multiple observed for Cigna was 14.9x and the calendar year 2018 estimated Adjusted EBITDA multiple observed for Cigna was 10.5x, in each case utilizing the Cigna Wall Street forecasts. While Aetna was not included in the Cigna selected companies due to trading volatility since market rumors regarding a potential acquisition by CVS on October 25, 2017 and announcement of such acquisition on December 3, 2017, Lazard further noted that, based on the closing price of shares of Aetna common stock on October 25, 2017 and applying a similar methodology as for the Cigna selected companies, the calendar year 2018 estimated Adjusted EPS and Adjusted EBITDA multiples observed for Aetna were 15.9x and 9.8x, respectively.

Lazard then applied selected ranges of calendar year 2018 estimated Adjusted EPS and calendar year 2018 estimated Adjusted EBITDA multiples derived from the Cigna selected companies of 15.0x to 16.0x and 10.0x to 12.5x, respectively, to corresponding Adjusted EPS and Adjusted EBITDA of Cigna utilizing the Cigna forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Cigna, as compared to the per share closing price of Cigna common stock on March 7, 2018:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Closing Price of Cigna Common Stock on March 7, 2018
Calendar Year 2018 Estimated Adjusted EPS	Calendar Year 2018 Estimated Adjusted EBITDA
$203 – $216	$182 – $232	$194.25

Implied Adjusted Exchange Ratio Analysis

Using the implied per share equity value reference ranges for Cigna and Express Scripts indicated in the respective selected public companies analyses and DCF analyses of Cigna and Express Scripts described above, Lazard calculated ranges of implied exchange ratios of Cigna common stock to Express Scripts common stock. For purposes of this calculation, the implied per share equity value reference ranges for Express Scripts were adjusted downward by the amount of the $48.75 per share cash consideration to be paid in the transaction and, in the case of the DCF analyses of Cigna, Lazard calculated implied exchange ratio references ranges based on both the Cigna forecasts and the Cigna Wall Street forecasts. This implied exchange ratio analysis indicated the following implied exchange ratio reference ranges, as compared to the stock consideration exchange ratio provided for the transaction:

Discounted Cash Flow Analysis	Discounted Cash Flow Analysis	Selected Public Companies Analysis	Selected Public Companies Analysis	Express Scripts Merger Stock Consideration Exchange Ratio
(Based on Cigna forecasts)	(Based on the Cigna Wall Street forecasts)	(2018 Core EPS Multiple)	(2018 Core EBITDA)
0.1330x – 0.3194x	0.1176x – 0.2750x	0.1099x – 0.1779x	0.0601x – 0.1534x	0.2434x

Certain Additional Information

Lazard observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational reference, including the following:

•	undiscounted price targets for shares of Express Scripts common stock and shares of Cigna common stock as reflected in selected publicly available Wall Street research analysts’ reports available as of March 7, 2018, which indicated an overall low to high target stock price range of $68 to $101 per share for Express Scripts common stock and an overall low to high target stock price range of $210 to $255 per share for Cigna common stock;

•	historical trading prices of shares of Express Scripts common stock and shares of Cigna common stock during the 52-week period ended March 7, 2018, which indicated during the relevant periods low and high closing prices for shares of Express Scripts common stock of approximately $57 and $82 per share, respectively, and low and high closing prices for shares of Cigna common stock of approximately $146 and $226, respectively;
•	an illustrative analysis of the implied present values of the future stock price of shares of Express Scripts common stock. For this analysis, Lazard calculated a range of implied share prices for shares of Express Scripts common stock by discounting to March 31, 2018 the estimated theoretical future prices of shares of Express Scripts common stock for the fiscal years 2019, 2020 and 2021. Lazard first calculated the theoretical per share equity value of Express Scripts for the fiscal years 2019, 2020 and 2021 by applying forward 2018 multiples of 9.5x to 12.5x (an illustrative range based on the implied 2018 Core EPS multiple (based on publicly available Wall Street research analysts’ estimates) for Express Scripts of 11.0x with a range of +/- 1.5x) to the 2020, 2021 and 2022 estimated Core EPS (based on the Express Scripts management forecasts) and added back the net present value of contributions from contracts with the transitioning clients on a per share basis discounted to the relevant time. Lazard then calculated the resulting range of implied per share equity values for the fiscal years 2019, 2020 and 2021 and discounted that range to March 31, 2018 using an equity discount rate of 10.5%, which implied a per share equity value range for Express Scripts of $58 to $79, as compared to the per share Express Scripts merger consideration of $96.03;
•	an illustrative analysis of the implied present values of the future stock price of shares of Cigna common stock. For this analysis, Lazard calculated a range of implied share prices for shares of Cigna common stock by discounting to March 31, 2018 the estimated theoretical future share prices of shares of Cigna common stock for the fiscal years 2019, 2020 and 2021. Lazard first calculated the theoretical per share equity value of Cigna for the fiscal years 2019, 2020 and 2021 by applying forward 2018 multiples of 13.4x to 16.4x (an illustrative range based on the implied 2018 Adjusted EPS multiple (based on the Cigna Wall Street forecasts) for Cigna of 14.9x with a range of +/- 1.5x) to the 2020, 2021 and 2022 estimated Adjusted EPS (based on the Cigna forecasts). Lazard then calculated the resulting range of implied per share equity values for the fiscal years 2019, 2020 and 2021 and discounted that range to March 31, 2018 using an equity discount rate of 8.9%, which implied an equity value per share range for Cigna of $195 to $249;
•	an illustrative premia paid analysis based on premia paid in transactions since 2012 involving U.S. target companies (other than financial institutions and real estate companies) with transaction value in excess of $25 billion that included consideration with a stock component, which criteria yielded a data set of 22 transactions, of which nine transactions involved healthcare targets. The implied premia in this analysis were calculated by comparing the per share acquisition price to the target company’s (1) closing share price one trading day prior to announcement, (2) intraday volume weighted share price for the period of twenty trading days prior to announcement and (3) the high closing share price for the period of 52-weeks prior to announcement. The 25th and 75th percentile of premia for these transactions based on one trading day, 20-trading day and 52-week high periods were 25% and 35%, 27% and 46% and 20% and 30%, respectively. Lazard applied these 25th percentile and 75th percentile of premia to the closing price, the intraday 20-trading day volume weighted price and the 52-week high closing price as of March 7, 2018 for shares of Express Scripts common stock to calculate an implied equity value per share range for Express Scripts of $92 to $109, as compared to the per share Express Scripts merger consideration of $96.03; and
•	an illustrative value creation analysis which compared the standalone equity value per share of Express Scripts common stock to the hypothetical potential pro forma equity value per share of the combined company (reflecting Express Scripts’ pro forma ownership), which includes the value of the Express Scripts projected synergies, as more fully described below. Lazard performed this analysis using two methodologies: a DCF-based value creation analysis and an Adjusted EPS multiple-based value creation analysis. In the DCF-based value creation analysis, Lazard compared the midpoint of the standalone DCF equity value per share reference range for Express Scripts common stock to the total equity value per share of the combined company expressed as a range implied by (1) $48.75 per share in cash consideration plus (2) Express Scripts’ pro forma ownership of the implied midpoint of the DCF equity value per share of the combined company. The implied midpoint of the DCF equity value per share of the combined company was derived based on (a) the sum of the midpoint of the standalone DCF equity values of each of Express Scripts and Cigna and the midpoint net present value of the Express Scripts projected synergies based on a DCF valuation (which equaled $11.8 billion), minus pro forma net debt for the combined company, divided by (b) the pro forma shares outstanding for the combined company. This analysis implied approximately 14% value creation to Express Scripts’ stockholders based on the Express Scripts management forecasts and the Cigna forecasts, and 19% value creation to Express Scripts’ stockholders based on the Express Scripts management forecasts and the Cigna Wall Street forecasts. In the Adjusted EPS multiple-based value creation analysis, Lazard compared the closing price of shares of Express Scripts common stock as of March 7, 2018 to the total equity value per share of the combined company implied by (1) $48.75 per share in cash consideration plus (2) Express Scripts’ pro forma ownership of the implied Adjusted EPS multiple-based equity value per share of the combined company. The implied Adjusted EPS multiple-based equity value per share of the combined company was expressed as a range and derived based on (1) the sum of (a) the estimated pro forma 2019 Core EPS of the combined company (excluding the Express Scripts projected synergies) based on the Express Scripts management forecasts and the Cigna forecasts and (b) projected 2021 synergies of $1.2 billion affected for taxes and calculated on a per combined company share basis discounted to December 31, 2019 using a blended equity discount rate of 9.8% (based on net income contribution), multiplied by (2) a range of pro forma Adjusted EPS multiples that included the 2018 Adjusted EPS multiples for Express Scripts (on a Core EPS basis) and Cigna as well as a blended 2018 Adjusted EPS multiple (based on net income contribution), which was then discounted to March 31, 2018 using a blended equity discount rate of 9.8% (based on net income contribution), plus (3) the net present value of contributions from contracts with the transitioning clients on a per share basis. This Adjusted EPS multiple-based value creation analysis implied a range of value creation to Express Scripts stockholders of approximately 31% to 53%.

Miscellaneous

Express Scripts selected Lazard as a financial advisor in connection with the transaction based on Lazard’s qualifications, experience, reputation and familiarity with Express Scripts, its business and industry, evidenced by Lazard’s prior investment banking and other financial services to Express Scripts unrelated to the potential transaction including, having acted as Express Scripts’ financial advisor in connection with its acquisition of CareCore National Group, LLC, doing business as eviCore healthcare, announced on October 10, 2017, as well as Lazard’s expertise in the healthcare industry, as described in the section entitled “— Background of the Mergers” beginning on page 79. In the ordinary course, Lazard and its affiliates and employees may trade securities of Express Scripts, Cigna and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Express Scripts, Cigna and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

For Lazard’s financial advisory services, Express Scripts has agreed to pay Lazard an aggregate fee of $50 million, of which $10 million was payable upon delivery of Lazard’s opinion and $40 million is contingent upon completion of the transaction. Express Scripts also has agreed subject to certain limitations to reimburse Lazard’s reasonable expenses and to indemnify Lazard and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Lazard in the past provided certain investment banking services to Express Scripts and/or certain of its affiliates unrelated to the transaction, for which Lazard received compensation, including, during the two-year period prior to the date of its opinion, having acted as a financial advisor to Express Scripts in connection with its acquisition of CareCore National Group, LLC, doing business as eviCore healthcare. The financial advisory business of Lazard and its affiliates did not provide services to Cigna for which fees were received during the three-year period prior to March 7, 2018.

Certain Financial Forecasts

Summary Unaudited Prospective Financial Information Prepared by Cigna

Cigna Unaudited Prospective Financial Information

Cigna does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the mergers, Cigna’s management prepared five years of unaudited forecasted financial information for Cigna on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by Cigna. In addition, in response to a request by Express Scripts, Cigna management requested that Morgan Stanley prepare a calculation of EBITDA based on the unaudited forecasted financial information prepared by Cigna and referred to in the previous sentence and Cigna management authorized Morgan Stanley to provide this calculation to Express Scripts. The unaudited forecasted financial information described in the two immediately preceding sentences is collectively referred to as the Cigna forecasts. Cigna is electing to provide a summary of the Cigna forecasts in this section to provide Cigna stockholders and Express Scripts stockholders access to certain non-public unaudited prospective financial information that was made available to the Cigna board of directors and to Express Scripts for purposes of considering and evaluating the mergers. The Cigna forecasts were also provided to the financial advisors of each of Cigna and Express Scripts in connection with their respective financial analyses. See also the sections entitled “— Opinion of Financial Advisor to Cigna” and “— Opinions of Financial Advisors to Express Scripts” beginning on pages 101 and 119, respectively. The Cigna forecasts were not prepared with a view toward public disclosure and the inclusion of a summary of the Cigna forecasts below should not be regarded as an indication that any of Cigna, Express Scripts, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

Certain of the material assumptions made by Cigna’s management in connection with the preparation of the unaudited prospective financial information set forth in this section include, without limitation: (1) that Cigna will continue to repurchase shares of its common stock in the ordinary course of business; (2) stability and moderate growth of the global economy; (3) a gradual rise in U.S. interest rates; (4) no changes in U.S. dollar exchange rates that would disproportionately affect Cigna’s businesses; (5) stability of aggregate U.S. employer-sponsored health enrollment, with a modest shift toward coverage offered through private exchanges; (6) continued growth of Medicare Advantage enrollment by the 65+ population and a gradual shift away from traditional Medicare; (7) Medicare Advantage rate adjustments consistent with actuarially sound assessment of changes in the cost of care; (8) a decline of individual health insurance coverage in the U.S. in the absence of an individual mandate; (9) a federal unemployment rate in the U.S. equal to approximately 5%; (10) a U.S. population growth of less than 1% per annum; (11) the growth of aggregate U.S. health care costs at a rate exceeding the growth of U.S. gross domestic product, with pharmacy costs as an important driver; (12) no change to the deductibility of health care benefits costs paid by U.S. employers for their associates; and (13) that U.S. health care providers will continue to slowly consolidate and migrate to fee for value oriented economic models over time.

The following tables summarize the Cigna forecasts.

(Dollars in billions, except per share amounts)	2018E	2019E	2020E	2021E	2022E
Operating revenues(1)	$45.1	$48.7	$53.2	$58.0	$63.4
Adjusted income (loss) from operations(2)(4)	$3.2	$3.4	$3.7	$3.9	$4.3
Adjusted income (loss) from operations, per share(3)(4)	$13.53	$15.21	$16.81	$18.46	$20.84

For the purposes of the above:

(1)	Operating revenues represent consolidated revenues excluding net realized investment results.
(2)	Adjusted income (loss) from operations represents shareholders’ net income (loss) excluding the following after-tax adjustments: net realized investment results, amortization of other acquired intangible assets and special items.
(3)	Adjusted income (loss) from operations per share is calculated as adjusted income (loss) from operations divided by the projected diluted weighted average Cigna common shares outstanding.
(4)	All Cigna forecasts exclude amortization of intangible assets.

Adjusted income (loss) from operations and operating revenues are measures of results used by Cigna’s management because they present the underlying results of operations of Cigna’s businesses and permit analysis of trends in underlying revenues, expenses and profitability.

In response to a request by Express Scripts, Cigna management requested that Morgan Stanley prepare a calculation of EBITDA based on the Cigna forecasts summarized above. The results of this calculation, as authorized by Cigna management for Morgan Stanley to provide to Express Scripts, are set forth in the following table.

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E
EBITDA	$5.3	$5.7	$6.3	$6.9	$7.6

EBITDA is a non-GAAP measure, and is not typically used by Cigna management, but was requested by Express Scripts for purposes of Express Scripts’ consideration of the proposed transaction.

Additional Unaudited Prospective Financial Information

In connection with the review of the mergers and the preparation of the Cigna forecasts described above, Cigna’s management made certain adjustments and modifications to the assumptions and estimates underlying the Express Scripts unaudited prospective financial information described below based on, among other things, Cigna’s due diligence review of Express Scripts, a review of market trends and risks and opportunities relating to Express Scripts, technical assessments of taxation and other matters, and assumptions relating to the macroeconomic and regulatory environment.

Cigna is electing to provide this additional summary of unaudited prospective financial information in this section to provide Cigna stockholders and Express Scripts stockholders access to certain non-public unaudited prospective financial information that was made available to the Cigna board of directors and to Cigna’s financial advisor. See also the section entitled “— Opinion of Financial Advisor to Cigna” beginning on page 101. The summary unaudited prospective financial information set forth below was not prepared with a view toward public disclosure and the inclusion of such summary unaudited prospective financial information below should not be regarded as an indication that any of Cigna, Express Scripts, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The following table presents selected Express Scripts adjusted unaudited prospective financial information for the fiscal years ending 2018 through 2022 prepared by Cigna management in connection with its evaluation of the mergers, which we refer to as the Cigna adjusted Express Scripts projections.

(Dollars in millions)	2018E	2019E	2020E	2021E	2022E
Adjusted income (loss) from operations(1)	$4,904	$5,119	$4,466	$3,803	$4,068
Unlevered free cash flows(2)	$5,567	$5,592	$4,122	$3,747	$4,658
(1)	Adjusted income (loss) from operations represents shareholders’ net income (loss) excluding the following after-tax adjustments: amortization of other acquired intangible assets, transaction costs (including incremental human resources costs associated with the mergers) and special items.
(2)	Unlevered free cash flow is defined as free cash flow before interest expense, net of any benefit of the tax deductibility of interest. Free cash flow is defined as earnings after taxes, plus depreciation and amortization, less capital expenditures and changes in working capital.

In addition to the information set forth in the table above, Cigna management prepared for use in Morgan Stanley’s comparable company analysis and discounted equity value analysis adjusted unaudited prospective financial information for Express Scripts comprising estimates for Express Scripts adjusted income (loss) from operations, per share, for the fiscal years ending 2018 through 2020. Such estimates were $9.17, $10.52 and $9.98, respectively. Express Scripts adjusted income (loss) from operations per share is calculated as adjusted income (loss) from operations divided by the projected diluted weighted average Express Scripts common shares outstanding.

In addition to the information set forth above, Cigna management prepared for use in Morgan Stanley’s DCF analysis adjusted unaudited prospective financial information for Express Scripts for future periods based on a number of assumptions, including (1) Express Scripts’ business (excluding the transitioning clients) continues to post modest revenue growth; (2) Express Scripts margins remain consistent with those anticipated for the continuing business (excluding the transitioning clients); (3) gross pharmacy trend in excess of growth in GDP, in part due to higher spending on specialty pharmaceuticals; (4) stable enrollment in employer-sponsored health care; (5) growth in managed Medicare programs, driven by aging of the population and a gradual shift away from traditional Medicare; (6) continued growth in the eviCore lines of business; (7) capital expenditures consistent with historical patterns; (8) depreciation expense consistent with capital expenditure patterns and historical experience; (9) no ongoing favorable cash flow impacts generated by changes in net working capital; (10) no material changes in taxation; and (11) a stable macroeconomic environment.

At the direction of Cigna management, Morgan Stanley prepared a calculation of unlevered, after-tax cash flow figures for use in Morgan Stanley’s DCF analysis based on the Cigna forecasts summarized above under the heading “Cigna Unaudited Prospective Financial Information”. The results of this calculation, as approved for Morgan Stanley’s use by Cigna management, are set forth in the following table. They do not form part of the Cigna forecasts.

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E
Unlevered free cash flows(1)	$2.1	$2.4	$2.6	$2.7	$2.9
(1)	Unlevered free cash flow is defined as free cash flow before interest expense, net of any benefit of the tax deductibility of interest. Free cash flow is defined as earnings after taxes, plus depreciation and amortization, less capital expenditures, surplus retained in the business to support business growth and changes in working capital.

Cigna’s management was furnished with information by Express Scripts regarding costs to acquire process inputs including pharmaceuticals, costs to process and fulfill customer orders, and other matters. Based on this information and other information available to Cigna’s management at the time, Cigna’s management developed certain unaudited estimates of potential efficiencies that might result from the mergers. In addition, Cigna’s management developed certain unaudited estimates, on a risk adjusted basis, of how these efficiencies might accrue to the combined company’s stakeholders, including stockholders, clients, customers and others. The following table presents selected projections of the portion of synergies, which we refer to as the Cigna projected synergies, that might result from the mergers that might accrue to the benefit of the stockholders of the combined company, as prepared by Cigna management in connection with its evaluation of the mergers, assuming for this purpose that the mergers are consummated on December 31, 2018, that the expected benefits of the mergers would be realized and no restrictions, terms or other conditions would be imposed in connection with the receipt of any approvals required to complete the mergers. The information below is shown on a pre-tax basis.

(Dollars in millions)	2019E	2020E	2021E	2022E
Cigna Projected Synergies	$112	$385	$477	$634

Additional Information

The unaudited prospective financial information set forth above was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, such unaudited prospective financial information reflects numerous estimates and assumptions made by Cigna’s management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Cigna’s and Express Scripts’ business, all of which are difficult to predict and many of which are beyond Cigna’s and Express Scripts’ control, and including the assumptions set forth above.

As a result, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Stockholders are urged to review Cigna’s and Express Scripts’ most recent SEC filings for a description of risk factors with respect to Cigna’s and Express Scripts’ businesses. See also the sections entitled “Cautionary Note Concerning Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors” beginning on pages 65, 219 and 37, respectively. The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The prospective financial information included in this section has been prepared by (except where noted as having been prepared by Morgan Stanley), and is the responsibility of, Cigna’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports related to Cigna incorporated by reference into this joint proxy statement/prospectus relate to Cigna’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

The Cigna forecasts were prepared based on Cigna as a standalone company, and the Cigna adjusted Express Scripts projections were prepared based on Express Scripts as a standalone company. Such forecasts (and, except as expressly set forth above, the Cigna projected synergies) do not take into account the mergers, including the impact of negotiating or executing the transaction, the expenses that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by the combined company as a result of the mergers, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numeric specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by Cigna’s management at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the mergers, other than as expressly set forth above with respect to the Cigna projected synergies. Cigna stockholders and Express Scripts stockholders are urged to review Cigna’s and Express Scripts’ most recent SEC filings for a description of the reported results of operations and financial condition during 2017 of each of Cigna and Express Scripts, respectively.

Readers of this joint proxy statement/prospectus are cautioned not to rely on the unaudited prospective financial information set forth above. No representation or warranty is or has been made to Cigna stockholders and Express Scripts stockholders by Cigna, Express Scripts, New Cigna, their respective financial advisors or any other person regarding the information included in the unaudited prospective financial information described herein or the ultimate performance of Cigna, Express Scripts or New Cigna compared to the information included in the above prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be necessarily predictive of actual future events nor construed as financial guidance, and they should not be relied on as such. Factors that could cause the above future results to differ from the above prospective financial information include the timing, outcome and results of integration of the businesses of Cigna and Express Scripts, general economic, regulatory and market conditions, changes in actual or projected cash flows, competitive pressures, changes in tax laws or accounting rules, changes in government regulations and regulatory requirements, and the other matters discussed in Cigna’s and Express Scripts’ most recent SEC filings for a description of risk factors with respect to Cigna’s and Express Scripts’ businesses, under the sections entitled “Cautionary Note Concerning Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors” beginning on pages 65, 219 and 37, respectively.

CIGNA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Summary Unaudited Prospective Financial Information Prepared by Express Scripts

Express Scripts does not as a matter of course make public long-term projections greater than one year as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. Express Scripts has, however, disclosed its targeted compounded annual Adjusted EBITDA growth rate for its core business from 2017-2020 as between 2% and 4%. In connection with the review of the mergers, Express Scripts’ management prepared forecasted financial information for Express Scripts for the fiscal years 2018 through 2022, treating Express Scripts on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by Express Scripts, which information we refer to as the Express Scripts management forecasts, as well as the projected synergies resulting from the mergers, which we refer to as the Express Scripts projected synergies. Express Scripts is electing to provide such information in this joint proxy statement/prospectus because such information was provided to Express Scripts’ financial advisors in connection with their respective financial analyses and Cigna for purposes of considering and evaluating the mergers. See also the sections entitled “— Opinion of Financial Advisor to Cigna”, “— Opinions of Financial Advisors to Express Scripts — Opinion of Centerview Partners LLC” and “— Opinions of Financial Advisors to Express Scripts — Opinion of Lazard Frères & Co. LLC” beginning on pages 101, 119 and 130, respectively. The Express Scripts management forecasts and the Express Scripts projected synergies were not prepared with a view toward public disclosure. The inclusion of the Express Scripts management forecasts and the Express Scripts projected synergies below should not be regarded as an indication that Express Scripts, Cigna, their respective financial advisors or any other recipient of this information considered, or now considers, such information to be necessarily predictive of actual future results.

The Express Scripts management forecasts and the Express Scripts projected synergies are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Express Scripts management forecasts and the Express Scripts projected synergies reflect numerous estimates and assumptions made by the management of Express Scripts with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Express Scripts’ business and, as applicable, Cigna’s business, all of which are difficult to predict and many of which are beyond Express Scripts’ or New Cigna’s control. As a result, there can be no assurance that the Express Scripts management forecasts or the Express Scripts projected synergies will be realized or that actual results will not be significantly higher or lower than estimated. Portions of the Express Scripts management forecasts and the Express Scripts projected synergies cover multiple years. Such information by its nature becomes less predictive with each successive year. Express Scripts stockholders and Cigna stockholders are urged to review Express Scripts’ and Cigna’s most recent SEC filings for a description of risk factors with respect to Express Scripts’ business and Cigna’s business, respectively, and a description of the reported financial condition and results of operations during 2017 of each of Express Scripts and Cigna, respectively. See also the sections entitled “Cautionary Note Concerning Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors” beginning on pages 65, 219 and 37, respectively. The Express Scripts management forecasts and the Express Scripts projected synergies were not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The prospective financial information included in this section has been prepared by, and is the responsibility of, Express Scripts’ management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports related to Express Scripts incorporated by reference into this joint proxy statement/prospectus relate to Express Scripts’ previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

The Express Scripts management forecasts were prepared based on Express Scripts as a standalone company. Such forecasts do not take into account the mergers, including the impact of negotiating or executing the mergers, the expenses that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by the combined company as a result of the mergers, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Express Scripts’ core business excludes the contributions from the transitioning clients. Contributions from the transitioning clients are excluded from the figures labeled “Core” in the table below, as Anthem announced on October 18, 2017 that it will not renew its contract with Express Scripts following its expiration at the end of 2019 (with a one year transition period through 2020) and Coventry Health Care Inc. and Catamaran Corp. were both Express Scripts clients who were acquired and, as previously disclosed, are transitioning off Express Scripts’ book of business. A lawsuit alleging breach of contract claims is pending in the U.S. District Court for the Southern District of New York between Anthem and Express Scripts, Inc.

The following table summarizes the Express Scripts management forecasts, which are based on Express Scripts’ balance sheet and share count as of March 2, 2018, and adjust financial projections to exclude amortization of intangible assets, transaction costs, certain charitable contribution costs and enterprise value initiative costs related to phasing out of Express Scripts’ contract with Anthem, which expires in 2019 with a one year transition period through 2020. Express Scripts management also previously prepared and shared with its financial advisors, and with Cigna, other draft forecasted financial information for Express Scripts as described in the section entitled “— Background of the Mergers” beginning on page 79, which reflected the state of facts at the time of their preparation (but not as of the date of the Express Scripts management forecasts), including with respect to tax reform and operating results of Express Scripts. The Express Scripts management forecasts were the only forecasted Express Scripts financial information approved by Express Scripts for use by its financial advisors in connection with rendering their oral opinions delivered to the Express Scripts board of directors, which were subsequently confirmed by delivery of written opinions dated as of March 7, 2018, and performing their financial analyses in connection therewith.

	Express Scripts Management Forecasts (Stand-Alone, Pre-Merger Basis, Prepared in March 2018)
	($ in millions except per share values)
	2018	2019	2020	2021	2022
Total Revenues	$101,728	$104,578	$97,890	$91,235	$93,940
Core Revenues	$82,953	$86,056	$88,629	$91,235	$93,940
Adjusted EBITDA	$7,705	$7,917	$6,948	$5,771	$5,973
Core EBITDA	$5,346	$5,509	$5,669	$5,771	$5,973
Adjusted Net Income	$5,146	$5,335	$4,627	$3,745	$3,897
Adjusted EPS	$9.37	$10.34	$9.62	$8.16	$9.01

For the purposes of the this joint proxy statement/prospectus:

“Adjusted EBITDA” is a non-GAAP financial measure and is consolidated EBITDA, and, with respect to Express Scripts, excluding transaction costs, enterprise value initiative costs and certain charitable contributions, which charges are not considered an indicator of ongoing company performance.

“Adjusted EPS” is a non-GAAP financial measure and is consolidated earnings per share, and, with respect to Express Scripts, excluding transaction costs, enterprise value initiative costs and certain charitable contributions, which charges are not considered an indicator of ongoing company performance.

“Core EBITDA” means Adjusted EBITDA less the EBITDA contributions from the transitioning clients.

“Adjusted Net Income” is a non-GAAP financial measure and is consolidated net income excluding transaction costs, enterprise value initiative costs and charitable contributions as these charges are not considered an indicator of ongoing company performance.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Total Revenues” means Express Scripts’ consolidated revenues excluding the amortization expense related to Express Scripts’ 10-year contract with Anthem to provide PBM services to members of the affiliated health plans of Anthem.

“Core Revenues” means Total Revenues less the revenue contributions from the transitioning clients.

Based on amounts included in the Express Scripts management forecasts summarized in the table above and underlying assumptions provided by Express Scripts management, each of Lazard and Centerview calculated unlevered after-tax free cash flow for the years set forth in the table below for use in connection with their respective financial analyses described in the sections entitled “— Opinions of Financial Advisors to Express Scripts — Opinion of Centerview Partners LLC” and “— Opinions of Financial Advisors to Express Scripts — Opinion of Lazard Frères & Co. LLC” beginning on pages 119 and 130, respectively. Forecasts were generated by Express Scripts management for the fiscal years ended December 31, 2023 through 2027 from the Express Scripts management forecasts for the fiscal year ended December 31, 2022 and were provided to Express Scripts’ financial advisors for purposes of their analyses. These forecasts for the fiscal years ended December 31, 2023 through 2027 were based on Express Scripts management’s estimates and assumptions with respect to growth rates for such fiscal years. Calculations of unlevered free cash flow for the fiscal years ended December 31, 2023 through 2027 were made by Express Scripts’ financial advisors based on such extrapolations in order to provide a basis for longer term DCF analysis. The calculations of unlevered free cash flows are based on the Express Scripts management forecasts and were approved for Centerview’s and Lazard’s use by Express Scripts management, but do not themselves form part of the Express Scripts management forecasts.

	Fiscal Year Ending December 31,
	($ in millions)
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Unlevered Free Cash Flow(1)	$5,874	$5,935	$4,218	$3,536	$4,386	$4,502	$4,641	$4,776	$4,916	$5,059
(1)	Unlevered free cash flow as calculated by Lazard and Centerview is defined as (1) Adjusted EBITDA less (2) depreciation and amortization, less (3) income tax expense (based on an applicable tax rate provided by Express Scripts management), less (4) after-tax non-controlling interest, plus (5) depreciation and amortization (after calculating income tax expense in (3)), less (6) capital expenditures, less (7) (increase)/decrease in net working capital, less (8) restructuring charges, in each case, as provided in the Express Scripts management forecasts or as otherwise provided by Express Scripts management.

The Express Scripts projected synergies, which assume the mergers would be consummated on December 31, 2018, are summarized below. None of the information set forth in the table below forms part of the Express Scripts management forecasts.

	Fiscal Year Ending December 31,
	($ in millions)
	2019E	2020E	2021E	2022E	Term Year
Express Scripts Projected Synergies	$600	$900	$1,200	$1,500	$1,500
% Phase-In of Run-Rate Synergies	40%	60%	80%	100%	—
Synergy Costs-to-Achieve	$(150)	$(75)	$0	$0	—
Synergies Net of Costs to Achieve	$450	$825	$1,200	$1,500	$1,500

Taxes	$(106)	$(197)	$(288)	$(360)	$(360)
Blended Tax Rate	23%	24%	24%	24%	24%
Tax-Effected Net Synergies	$344	$628	$912	$1,140	$1,140

Readers of this joint proxy statement/prospectus are cautioned not to rely on the unaudited prospective financial information set forth above. No representation or warranty is or has been made to stockholders by Express Scripts, Cigna, New Cigna, their respective financial advisors or any other person regarding the information included in the Express Scripts unaudited prospective financial information described herein or the ultimate performance of Express Scripts, Cigna, New Cigna compared to the information included in the above prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be necessarily predictive of actual future events nor construed as financial guidance, and they should not be relied on as such. Factors that could cause the above future results to differ from the above prospective financial information include the timing, outcome and results of integration of the businesses of Express Scripts and Cigna, general economic, regulatory and market conditions, changes in actual or projected cash flows, competitive pressures, changes in tax laws or accounting rules, changes in government regulations and regulatory requirements, and the other matters discussed in Express Scripts’ and Cigna’s most recent SEC filings for a description of risk factors with respect to Express Scripts’ and Cigna’s businesses, under the sections entitled “Cautionary Note Concerning Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors” beginning on pages 65, 219 and 37, respectively.

EXPRESS SCRIPTS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE EXPRESS SCRIPTS PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS COMPILED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Wall Street Unaudited Prospective Financial Information

At the direction of Express Scripts management, Express Scripts’ financial advisors reviewed certain publicly available forecasted financial information for Cigna in Wall Street research analyst reports, treating

Cigna on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by Cigna, which information we refer to as the Cigna Wall Street forecasts, in order to assist the Express Scripts board of directors in their evaluation of the mergers and for use in connection with their respective financial analyses described in the sections entitled “— Opinions of Financial Advisors to Express Scripts — Opinion of Centerview Partners LLC” and “— Opinions of Financial Advisors to Express Scripts — Opinion of Lazard Frères & Co. LLC” beginning on pages 119 and 130, respectively. The calculations of unlevered after-tax free cash flows were approved for Centerview’s and Lazard’s use by Express Scripts management.

The following table summarizes the Cigna Wall Street forecasts.

(Dollars in millions, except per share amounts)	2018E	2019E	2020E	2021E(1)	2022E(1)
Revenue	$44,394	$47,844	$51,859	$56,007	$60,488
EBITDA	$4,990	$5,341	$5,782	$6,161	$6,654
EPS	$13.01	$14.74	$16.31	$18.03	$19.91
(1)	Amounts for 2021E and 2022E in the Cigna Wall Street forecasts extrapolated by Centerview and Lazard by applying revenue growth rates and margins based on 2018E, 2019E and 2020E, as approved by Express Scripts management.

Cigna Free Cash Flow

Based on amounts included in the Cigna forecasts summarized in the section entitled “— Certain Financial Forecasts—Summary Unaudited Prospective Financial Information Prepared by Cigna” beginning on page 140, each of Lazard and Centerview calculated unlevered free cash flow for Cigna for the years set forth in the table below for use in connection with their respective financial analyses described in the sections entitled “— Opinions of Financial Advisors to Express Scripts — Opinion of Centerview Partners LLC” and “— Opinions of Financial Advisors to Express Scripts — Opinion of Lazard Frères & Co. LLC” beginning on pages 119 and 130, respectively. The calculations of unlevered free cash flows are based on the Cigna forecasts but do not form part of the Cigna forecasts and were not reviewed with Cigna or Cigna’s management.

In addition, based on amounts included in the Cigna Wall Street forecasts summarized in the section entitled “— Certain Financial Forecasts—Wall Street Unaudited Prospective Financial Information” beginning on page 146, each of Lazard and Centerview calculated unlevered free cash flow for Cigna for the years set forth in the table below for use in connection with their respective financial analyses described in the sections entitled “— Opinions of Financial Advisors to Express Scripts — Opinion of Centerview Partners LLC” and “— Opinions of Financial Advisors to Express Scripts — Opinion of Lazard Frères & Co. LLC” beginning on pages 119 and 130, respectively. The calculations of unlevered free cash flows are based on the Cigna Wall Street forecasts and certain assumptions and methodologies as described in the footnote to the table below and approved by Express Scripts management and were not reviewed with Cigna or Cigna’s management.

The following table sets forth the unlevered free cash flows for Cigna based on each of (i) the Cigna forecasts and (ii) the Cigna Wall Street forecasts and certain assumptions and methodologies as described in footnote (2) to the table below, each of which were approved for use by Centerview and Lazard by Express Scripts management.

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E
Unlevered Free Cash Flow — Based on Cigna Forecasts(1)	$2.1	$2.5	$2.6	$2.8	$2.9
Unlevered Free Cash Flow — Based on Cigna Wall Street Forecasts(2)	$3.6	$3.9	$4.1	$4.3	$4.6
(1)	Unlevered free cash flow as calculated by Lazard and Centerview is defined as (1) EBITDA, less (2) depreciation and amortization, (3) less income tax expense (based on an applicable tax rate provided by Cigna management), plus (4) depreciation and amortization (after calculating income tax expense in (3)), less (5) capital expenditures, less (6) (increase)/decrease in net working capital, less (7) cash to statutory requirement, in each case, as provided in the Cigna forecasts.
(2)	Unlevered free cash flow as calculated by Lazard and Centerview is defined as (1) EBITDA, less (2) depreciation and amortization (based on Wall Street research analyst reports, where available), (3) less income tax expense (based on an applicable tax rate included in Wall Street research analyst reports), plus (4) depreciation and amortization (after calculating income tax expense in (3)), less (5) capital expenditures (based on Wall Street research analyst reports, where available), less (6) (increase)/decrease in net working capital (based on historical trends for Cigna), less (7) cash to statutory requirement (based on an assumed rate approved by Express Scripts management), in each case, as provided in the Cigna Wall Street forecasts or based on assumptions and methodologies approved by Express Scripts management.

Readers of this joint proxy statement/prospectus are cautioned not to rely on the unaudited prospective financial information set forth above. No representation or warranty is or has been made to Cigna stockholders and Express Scripts stockholders by Cigna, Express Scripts, New Cigna, their respective financial advisors or any other person regarding the information included in the unaudited prospective financial information described herein or the ultimate performance of Cigna compared to the information included in the Cigna Wall Street forecasts. The inclusion of Cigna Wall Street forecasts in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be necessarily predictive of actual future events nor construed as financial guidance, and they should not be relied on as such. Factors that could cause the above future results to differ from the Cigna Wall Street forecasts include the timing, outcome and results of integration of the business of Cigna, general economic, regulatory and market conditions, changes in actual or projected cash flows, competitive pressures, changes in tax laws or accounting rules, changes in government regulations and regulatory requirements, and the other matters discussed in Cigna’s most recent SEC filings for a description of risk factors with respect to Cigna’s businesses, under the sections entitled “Cautionary Note Concerning Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors” beginning on pages 65, 219 and 37, respectively.

Interests of Cigna Executive Officers and Directors in the Mergers

In considering the recommendation of the Cigna board of directors that you vote for the proposal to adopt the merger agreement, you should be aware that aside from their interests as Cigna stockholders, the directors and executive officers of Cigna may have interests in the mergers that are different from, or in addition to, those of other Cigna stockholders generally. The members of the Cigna board of directors were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, and in recommending to Cigna stockholders that the merger agreement be adopted. Cigna stockholders should take these interests into account in deciding whether to vote “FOR” the proposal to adopt the merger agreement. These interests are described in more detail below, and certain of them are quantified within the narrative disclosure. The transactions contemplated by the merger agreement will be a “change of control,” or term of similar meaning for purposes of Cigna’s executive compensation and benefit plans and agreements described below.

Named Executive Officer Waiver Letters

Prior to Cigna’s entering into the merger agreement, each of Cigna’s named executive officers, David M. Cordani, President and Chief Executive Officer, Eric P. Palmer, Executive Vice President and Chief Financial Officer, Nicole S. Jones, Executive Vice President and General Counsel, Christopher J. Hocevar, President, Strategy, Segments and Solutions, and Jason Sadler, President, International Markets, signed a waiver letter pursuant to which such individual agreed to waive any “change of control” rights that he or she would have under the compensation and benefit plans of Cigna as a result of the consummation of the transactions contemplated by the merger agreement. Consequently, each named executive officer is not entitled to receive the “change of control” rights described below with respect to the mergers. This joint proxy statement/prospectus does not include tabular disclosure pursuant to Item 402(t) of the SEC’s Regulation S-K of the compensation that may be paid or become payable to Cigna’s named executive officers in connection with the mergers, or a proposal for a non-binding, advisory vote with respect to such compensation pursuant to Rule 14a-21(c) of the Exchange Act, on the basis that there is no such compensation.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of Cigna common stock is $167.77, which is the average closing price per share of Cigna common stock as reported on the NYSE over the first five business days following the first public announcement of the mergers on March 8, 2018;
•	The effective time is May 14, 2018, which is the assumed date of the closing of the mergers solely for purposes of the disclosure in this section; and
•	Each executive officer of Cigna who is not a named executive officer experiences a qualifying termination as defined in the relevant Cigna plans and agreements, immediately following the assumed effective time of May 14, 2018.

Equity Compensation

Treatment of Cigna Stock Options. At the effective time, each Cigna stock option, whether vested or unvested, shall be converted into a New Cigna stock option, on the same terms and conditions as were applicable under such Cigna stock option immediately prior to the effective time (including with respect to vesting), relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna stock option immediately prior to the effective time and with an exercise price per share of New Cigna common stock equal to the exercise price per share of Cigna common stock subject to such Cigna stock option immediately prior to the effective time.

Treatment of Cigna Restricted Stock Awards. At the effective time, each Cigna restricted stock award that is outstanding immediately prior to the effective time shall be converted into a restricted stock award with the same terms and conditions as were applicable under such Cigna restricted stock award immediately prior to the effective time (including with respect to vesting), and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna restricted stock award immediately prior to the effective time. Any accrued but unpaid dividend equivalents with respect to any Cigna restricted stock award will be assumed and become an obligation with respect to the applicable converted Cigna restricted stock award.

Treatment of Cigna RSU Awards. At the effective time, each Cigna RSU award that is outstanding immediately prior to the effective time shall be converted into a restricted stock unit award with the same terms and conditions as were applicable under such Cigna RSU award immediately prior to the effective time (including with respect to vesting and timing of payment), and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna RSU award immediately prior to the effective time. Any accrued but unpaid dividend equivalents with respect to any Cigna RSU award will be assumed and become an obligation with respect to the applicable converted Cigna RSU award.

Treatment of Cigna Strategic Performance Share Awards. At the effective time, each Cigna strategic performance share award that is outstanding immediately prior to the effective time shall be converted into a strategic performance share award with the same terms and conditions as were applicable under such Cigna strategic performance share award immediately prior to the effective time (including with respect to vesting), and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna strategic performance share award immediately prior to the effective time.

Treatment of Cigna Deferred Units. At the effective time, each Cigna deferred unit shall be converted into a New Cigna stock unit with the same terms and conditions as were applicable to such Cigna deferred unit immediately prior to the effective time, and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna deferred unit immediately prior to the effective time.

Treatment of Equity Awards upon Termination of Employment Following the Mergers. At the effective time, the outstanding Cigna stock options, Cigna restricted stock awards, Cigna RSU awards, and Cigna strategic performance share awards held by Cigna’s executive officers will convert into equity awards with respect to New Cigna common stock in the manner described above and will remain subject to the same vesting conditions. Pursuant to the terms of these awards, if the employment of an executive officer (other than any named executive officer, by reason of the waiver letters described above under the section entitled “— Named Executive Officer Waiver Letters” beginning on page 148) is terminated by Cigna without “cause” or by the executive officer due to a material reduction in the executive officer’s authority, duties or responsibilities, a reduction in the executive officer’s compensation, or a change caused by Cigna in the executive officer’s office location of more than 35 miles from its location on the date of the change of control, in each case, upon, or within two years after, the effective time of the mergers, all outstanding converted equity awards held by such executive officer would fully vest upon such termination of employment. Under the terms of the Cigna strategic performance share awards, the vesting percentage upon such termination would be equal to the greatest of (1) 100%, (2) the vesting percentage for the performance period immediately preceding the termination, and (3) the average vesting percentage for the last two performance periods preceding such termination. Based on the assumptions described above under the section entitled “— Certain Assumptions” beginning on page 148, the vesting percentage that would apply to the unvested Cigna strategic performance shares upon a qualifying termination described above would be 139.8%, the vesting percentage for the most recently completed performance period. Cigna non-employee directors do not hold any unvested Cigna equity awards. All executive officers and non-employee directors are fully vested in their Cigna deferred units and all Cigna restricted stock units held by non-employee directors are fully vested. No executive officers or non-employee directors hold Cigna restricted stock awards.

Based on the assumptions described above under the section entitled “— Certain Assumptions” beginning on page 148 and assuming a vesting percentage of 139.8% for Cigna strategic performance share awards, the estimated aggregate value of the unvested equity awards that are held by Cigna’s six executive officers who are not named executive officers and that would become vested upon a qualifying termination is as follows: unvested Cigna stock options—$1,152,663; and unvested Cigna strategic performance share awards—$11,857,998.

Cigna Executive Severance Benefits Plan

If the employment of an executive officer (other than any named executive officer, by reason of the waiver letters described above under the section entitled “— Named Executive Officer Waiver Letters” beginning on page 148) is terminated by Cigna without “cause” or by the executive officer due to changes in employment terms and conditions as described above with respect to equity awards, in each case, upon, or within two years after, the effective time of the mergers, then such executive officer will be entitled to receive the following payments and benefits under the Cigna Executive Severance Benefits Plan:

•	a lump-sum payment equal to 156 weeks of the executive officer’s annual base salary at the rate in effect immediately before such executive officer’s termination of employment or on the date of the change of control, whichever rate is higher;
•	a lump-sum payment equal to 300% multiplied by the higher of (1) the most recent annual incentive award paid to the executive officer and (2) the executive officer’s target annual incentive award as of immediately prior to the change of control;
•	reasonable outplacement services for a period of six months following the date of termination; and
•	continued basic life insurance coverage at Cigna’s expense for a 12-month period starting on the first day of the month following the date of termination.

Based on the assumptions described above under the section entitled “— Certain Assumptions” beginning on page 148, the estimated aggregate cash severance payable to Cigna’s six executive officers who are not named executive officers upon a qualifying termination following the effective time is $21,813,000.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Cigna directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the mergers. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement — Covenants and Agreements — Indemnification and Insurance” beginning on page 186.

Interests of Express Scripts Executive Officers and Directors in the Mergers

In considering the recommendation of the Express Scripts board of directors that you vote for the proposal to adopt the merger agreement, you should be aware that aside from their interests as Express Scripts stockholders, the directors and executive officers of Express Scripts may have interests in the mergers that are different from, or in addition to, those of other Express Scripts stockholders generally. The members of the Express Scripts board of directors were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, and in recommending to Express Scripts stockholders that the merger agreement be adopted. Express Scripts stockholders should take these interests into account in deciding whether to vote “FOR” the proposal to adopt the merger agreement. These interests are described in more detail below, and certain of them are quantified within the narrative disclosure.

Treatment of Equity-Based Compensation of Express Scripts’ Executive Officers

Certain of Express Scripts’ executive officers hold options to purchase Express Scripts common stock. The merger agreement provides that upon the completion of the mergers, each outstanding option with respect to Express Scripts common stock (including those held by Express Scripts’ executive officers) will be converted into an option with respect to New Cigna on the same terms and conditions as were applicable under the agreement governing such Express Scripts stock option immediately prior to the mergers, except that the number of shares of New Cigna common stock subject to the converted option will equal the product of the number of shares of Express Scripts common stock subject to the option multiplied by the equity award exchange ratio (as described below), rounded down to the nearest whole share. The exercise price per share of the converted option will equal the per share exercise price of the Express Scripts option divided by the equity award exchange ratio, with any fractional cents rounded up to the next higher ten thousandth of a cent. The equity award exchange ratio for purposes of the stock option adjustment is the sum of (1) 0.2434 and (2) the quotient (rounded to four decimal places) obtained by dividing (a) $48.75 by (b) the volume weighted average of the trading prices of Cigna common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the effective time.

Certain of Express Scripts’ executive officers also hold time-vesting restricted stock units payable in shares of Express Scripts common stock. The merger agreement provides that upon completion of the mergers, each then outstanding Express Scripts restricted stock unit will be converted into a time-vesting restricted stock unit with respect to New Cigna common stock with the same terms and conditions as were applicable under the agreement governing the Express Scripts restricted stock unit immediately prior to the mergers, with the number of shares of New Cigna common stock subject to the converted restricted stock unit equal to the number of Express Scripts shares subject to the restricted stock unit immediately prior to the mergers multiplied by the equity award exchange ratio (rounded to the nearest whole number of shares).

The vesting of stock options and restricted stock units held by Express Scripts’ executive officers will be fully accelerated in the event that (1) within 90 days prior to the mergers, the executive officer’s employment is terminated without cause or (2) in the two-year period following the mergers, the executive officer’s employment is terminated without cause or by the officer pursuant to a constructive termination (in each case as defined in the applicable award agreement). See the section entitled “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers — Golden Parachute Compensation” beginning on page 201 for an estimate of the value of the unvested stock options and restricted stock units held by each of Express Scripts’ named executive officers, whom we refer to as the NEOs. The estimated aggregate value of the unvested options and time-vesting restricted stock units (other than those equity awards that are vested regardless of the mergers, based on retirement eligibility pursuant to executive employment agreements or the relevant award agreement) held by certain of Express Scripts’ executive officers who are not NEOs as of May 14, 2018, and calculated based on the average closing market price of Express Scripts common stock over the five business day period commencing on March 9, 2018 (and subtracting the applicable exercise price in the case of options) is as follows: unvested Express Scripts stock options—$2,319,626; and unvested Express Scripts restricted stock units—$14,221,069. As of the date of this joint proxy statement/prospectus, Ron Guerrier, John Arlotta and Bradley Phillips do not hold any unvested stock options.

Certain of Express Scripts’ current executive officers also hold performance share units (restricted stock units that vest based on attainment of performance goals rather than solely upon continued employment) payable in shares of Express Scripts common stock. Performance share units outstanding immediately prior to the mergers generally will vest at the level of performance determined by the compensation committee of the Express Scripts board of directors prior to the mergers in accordance with the terms and conditions of the applicable award agreement; provided that performance share units granted in 2018 will vest at the maximum level of performance. All vested performance share units will be cancelled upon the mergers in exchange for the right to receive the merger consideration for each share of Express Scripts common stock with respect to which the performance share unit becomes vested. See the section entitled “Advisory Vote on Merger-Related Compensation for Express Scripts’ Named Executive Officers — Golden Parachute Compensation” beginning on page 201 for an estimate of the value of the performance share units held by each of NEOs. The estimated aggregate value of the unvested performance share units (other than those equity awards that are vested regardless of the mergers, based on retirement eligibility pursuant to executive employment agreements or the relevant award agreement) held by certain of Express Scripts’ executive officers who are not NEOs as of May 14, 2018, based on the average closing market price of Express Scripts common stock over the five business day period commencing on March 9, 2018, and assuming vesting at 125% for 2016, 152% for 2017 and 250% (maximum level) for 2018 awards, respectively, is $29,570,974. As of the date of this joint proxy statement/prospectus, Bradley Phillips does not hold any unvested performance share units.

Treatment of Equity-Based Compensation of Express Scripts’ Non-Employee Directors

Certain of Express Scripts’ non-employee directors hold both stock options for, and restricted stock units with respect to, Express Scripts common stock. Under the terms of the stock options, unvested stock options will become fully vested upon the mergers. Pursuant to the merger agreement, the restricted stock units held by non-employee directors will be cancelled upon the mergers in exchange for a cash payment equal to the value of the merger consideration. The estimated aggregate value of the unvested options and restricted stock units held by Express Scripts’ twelve non-employee directors as of May 14, 2018 and the value thereof, based on the average closing market price of Express Scripts common stock over the five business day period commencing on March 9, 2018 (and subtracting the applicable exercise price in the case of options) is as follows: unvested Express Scripts stock options—$1,125,525; and unvested restricted stock units—$3,900,648, which includes the value of equity awards granted to Express Scripts’ non-employee directors in 2018 in the form of restricted stock units. George Paz formerly served as Express Scripts’ Chief Executive Officer prior to his retirement in May 2016. In addition to the equity awards described in the preceding sentence, Mr. Paz also holds outstanding equity awards granted to him in connection with his employment, which will be treated in the same manner as those held by Express Scripts’ executive officers upon the consummation of the mergers; provided that two-thirds of his 2016 performance share unit award is capped at a 100% payout and the remaining one-third of such performance share unit award is eligible for up to a 250% payout, based on the actual performance level achieved. The estimated aggregate value of each such award is: unvested stock options—$685,705; unvested restricted stock units—$1,273,762; and performance share units—$4,139,571 (assuming achievement at 125% of the performance target for the portion of the award that is not subject to the 100% cap).

Annual Bonus for Year of Closing

The merger agreement provides that if the mergers close in 2018, Express Scripts may pay participants in its annual bonus plan (including executive officers) an annual bonus with respect to 2018 equal to 200% of the participant’s target award with no proration (other than with respect to new hires and mid-year changes to bonus targets). Such bonus payments will be in lieu of any comparable bonus payment provided for in an employment agreement or severance arrangement. The estimated aggregate amount of the 2018 annual bonuses for the Express Scripts’ ten executive officers who are not NEOs at 200% of target is $8,952,185. In calculating such aggregate estimated amount, target annual bonus amounts are based on a percentage of the applicable executive officer’s salary, pro-rated for any modification implemented during 2018 based on salary adjustments determined prior to the signing of the merger agreement. The bonus amount for Mr. Guerrier is pro-rated based on his start date of April 16, 2018.

Severance Arrangements

The aggregate cash severance (e.g., salary and bonus-related cash severance payments as well as COBRA costs) payable upon a qualifying termination immediately following the effective time, assuming the effective time occurs on May 14, 2018, to Express Scripts’ current executive officers (other than the NEOs) either under an executive employment agreement or pursuant to the CIC Plan (as defined below) is $20,311,224. The components of and conditions related to receipt of such cash severance payments are further described below.

Executive Employment Agreements

Express Scripts previously entered into an executive employment agreement with each of its executive officers, other than Bradley Phillips, who participates in the Express Scripts Change in Control Severance Plan, which we refer to as the CIC Plan (as described below). Each of the executive employment agreements provides the respective executive officer, including Express Scripts’ President and Chief Executive Officer, Timothy Wentworth, with certain severance protections in the event of a qualifying termination (as described below) of employment that occurs within two years following a change in control (as defined in the executive employment agreement), which will include consummation of the mergers.

If a change in control occurs during the employment period and an executive officer experiences a qualifying termination of employment, which is either (1) a termination by Express Scripts other than for cause or disability or (2) a termination by the executive officer for good reason (each as defined in the applicable executive employment agreement), within two years after such change in control, the executive officer will generally be entitled to the following benefits: (a) any performance-based cash bonus award earned for a previously completed performance year but unpaid as of the termination date, payable solely to the extent approved by the compensation committee of the Express Scripts board of directors; (b) an amount equal to 24 months of the executive officer’s annual base salary plus 200% of the executive officer’s target bonus, payable in 24 substantially equal monthly installments beginning the first full month commencing 15 days after the executive officer’s termination; (c) a pro-rata target bonus (based on the portion of the termination year in which the executive officer was employed), payable in a lump sum 60 days following the termination date; and (d) reimbursement for the cost of continuing medical coverage under Express Scripts’ medical, dental, vision and employee assistance programs under COBRA for the executive officer and any of his or her eligible dependents for a period of 18 months following the executive officer’s termination (or, in the case of Mr. Wentworth, 36 months following his termination, with an option to continue coverage for a longer period at his own expense). The amounts and benefits described in this paragraph generally require that the executive officer sign a general release and comply with certain restrictive covenants.

Each executive employment agreement provides post-termination restrictive covenants covering non-competition, non-solicitation of employees (and other service providers) and non-solicitation of customers. The restricted period is (1) 18 months with respect to the non-competition provisions and (2) two years with respect to the non-solicitation provisions, in each case, following the executive officer’s termination of employment for any reason. In addition, each executive employment agreement also contains a perpetual confidentiality provision and non-disparagement provision.

Further, each executive employment agreement also provides that if the payments and benefits provided under the executive employment agreement, or any other plan or agreement, would constitute “excess parachute payments” within the meaning of Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code, then the payments and benefits will either be (1) delivered in full or (2) delivered to such lesser extent as would result in no portion of such amounts being subject to the excise tax, whichever results in the greatest amount on an after-tax basis.

The approximate values of the potential severance payments and benefits to each NEO are set forth above in the section entitled “Advisory Vote On Merger-Related Compensation For Express Scripts’ Named Executive Officers — Golden Parachute Compensation” beginning on page 201.

As mentioned above, while Eric Slusser was a NEO of Express Scripts in the last fiscal year, he is no longer employed by Express Scripts and will not receive any enhanced benefits or other compensation in connection with the mergers.

Express Scripts Change in Control Severance Plan

Mr. Phillips, Vice President, Chief Accounting Officer and Corporate Controller of Express Scripts, participates in the CIC Plan, which provides for certain severance benefits in the event of a termination of employment by Express Scripts without cause or by the participant due to a constructive termination within two years following a change in control (in each case, as defined in the CIC Plan), based on the position and, in some cases, years of service of the respective participant. If such a termination of employment were to occur, subject to the terms and conditions of the CIC Plan, Mr. Phillips would be eligible to receive (1) a lump-sum payment equal to 52 weeks of base salary, (2) outplacement counselling services for up to a 52-week period, (3) a cash payment equal to his annual bonus, (4) an additional cash payment equal to his annual bonus, pro-rated for the number of days of employment during the applicable performance period and (5) a payment equal to the cost of continuation in Express Scripts’ medical, dental, vision and employee assistance programs under COBRA for a period of 52 weeks. In addition, if Mr. Phillips experiences a termination by Express Scripts without cause, he will remain actively employed during the period between the notice date and the separation from service date.

Under the CIC Plan, participants are subject to confidentiality and non-disparagement provisions. The CIC Plan also provides that participants who are vice presidents, including Mr. Phillips, are subject to a one-year non-compete and a two-year employee and customer non-solicit. Receipt of benefits is also conditioned upon execution of a release in favor of Express Scripts, its affiliates and related parties.

If it is determined that any payment or distribution under the CIC Plan would be nondeductible by Express Scripts for the purposes of Section 280G of the Code, then the aggregate present value of the benefits provided pursuant to the rights granted under the CIC Plan will be reduced to the amount which maximizes the aggregate present value of payments under the CIC Plan without causing such payment to be non-deductible by Express Scripts, subject to the terms and conditions of the CIC Plan.

Retention Letters

Express Scripts and Mr. Seiz entered into a retention letter, dated May 19, 2017, as part of a broad-based chief executive officer retention award program. Pursuant to the terms of the retention letter, Mr. Seiz is eligible to receive a one-time retention award in the amount of $550,000, scheduled to be paid as soon as administratively possible after February 28, 2020. Pursuant to the terms of the retention letter, in the event a change in control (as defined in the retention letter) occurs prior to February 28, 2020, the retention award will vest and become payable immediately prior to the consummation of such change in control.

As part of a broad-based retention plan established by Express Scripts in connection with the mergers, Express Scripts granted a one-time retention award to Mr. Phillips in the amount of $250,000, payable in two installments, subject to certain terms and conditions, including the closing and Mr. Phillips’ continued employment through the applicable payment date.

Sign-On Bonus

In connection with his commencement of employment, Mr. Guerrier received a one-time sign-on bonus in the amount of $200,000. Pursuant to the terms of his employment agreement, Mr. Guerrier will be required to repay the sign-on bonus in full in the event that his employment is terminated by Express Scripts for cause or by Mr. Guerrier other than for good reason or retirement (in each case, as defined in Mr. Guerrier’s employment agreement) prior to April 15, 2020.

Agreements with Cigna

Mr. Wentworth has entered into a retention agreement with Cigna, which will be assumed by New Cigna at the effective time of the mergers, setting forth certain terms of his post-transaction employment as well as specific compensation and benefits he will be entitled to during a three-year retention period commencing at the effective time of the mergers. The agreement will only become effective upon the closing and provides for at-will employment. Under the terms of the agreement, during the retention period, Mr. Wentworth will serve as President, Express Scripts, reporting to the CEO of New Cigna, and will have an annual base salary of $1,500,000, a target annual incentive award opportunity of 175% of base salary (and a maximum potential award opportunity of 200% of such target opportunity), and an annual target equity award opportunity of $6,000,000. If Mr. Wentworth is terminated without cause or terminates for good reason during the retention period, he is entitled to receive a pro-rata bonus payment and a payment in respect of continuation of benefits.

The agreement provides that Mr. Wentworth will be credited with a deferred compensation account balance of $8,250,000, which shall become vested in equal monthly installments over the 36-month period following the effective time, subject to Mr. Wentworth’s continued employment with New Cigna through each monthly vesting date, or upon an earlier termination of employment without cause, for good reason, or due to death or disability. The deferred compensation account balance shall, to the extent vested, be payable in 24 equal monthly installments upon Mr. Wentworth’s termination of employment, subject (other than in the event of his death) to his execution of a general release of claims in favor of Cigna and its affiliates and compliance with the restrictive covenants described below.

In addition, Mr. Wentworth will be granted a New Cigna restricted stock award with a grant date value of $6,000,000 vesting in three equal annual installments on each of the first three anniversaries of the grant date, and two New Cigna strategic performance share awards valued at $3,000,000 each, one with respect to the 2017 performance cycle (2017-2019) and one with respect to the 2018 performance cycle (2018-2020). The retention agreement generally does not affect Mr. Wentworth’s existing rights with respect to Express Scripts equity awards that are being exchanged for New Cigna awards in connection with the mergers except that the definition of “constructive termination” applicable to such awards was modified to match the definition of “good reason” in the retention agreement.

Under the terms of the agreement, if Mr. Wentworth reasonably cooperates with Cigna to minimize the amount of his change in control related payments and benefits that are subject to the excise tax imposed by

Section 4999 of the Code, then Mr. Wentworth is entitled to receive a tax reimbursement in respect of any excise tax imposed on his change in control related payments and benefits in an amount sufficient to put him in the same after-tax position that he would have been in had the excise tax not applied.

The retention agreement also includes non-solicitation of customers and employees and non-competition covenants applicable to Mr. Wentworth during his employment and for 24 months after his termination of employment with New Cigna for any reason, and perpetual confidentiality and non-disparagement covenants.

As of the date of this proxy statement/prospectus, no Express Scripts’ executive officer other than Mr. Wentworth has entered into any agreement with Cigna or any of its affiliates regarding employment and related compensation arrangements with Cigna or one or more of its affiliates. Prior to or following the closing, however, certain of Express Scripts’ executive officers may discuss or enter into agreements with Cigna or any of its affiliates regarding employment and related compensation arrangements with Cigna or one or more of its affiliates.

New Cigna’s Board of Directors and Management after the Mergers

Board of Directors

Under the terms of the merger agreement, upon completion of the mergers, the New Cigna board of directors will be comprised of eight individuals who are independent directors of Cigna immediately prior to the mergers, plus the Chief Executive Officer of Cigna, four individuals who are then independent directors of Express Scripts and, subject to his willingness to serve, Dr. Mark McClellan. In addition, under the terms of the merger agreement, Express Scripts provided to Cigna a list of independent members of the Express Scripts board of directors willing to serve as members of the New Cigna board of directors, and Cigna selected four members of the Express Scripts board of directors from such list.

The Cigna board of directors presently consists of nine members. Following consummation of the mergers, the existing Cigna directors will constitute nine of the fourteen members of the New Cigna board of directors. Assuming that the mergers are consummated prior to New Cigna’s 2019 annual meeting of stockholders, the initial term of these directors will end with New Cigna’s 2019 annual meeting of stockholders. Thereafter, the directors will serve for one-year terms.

New Cigna directors that have been designated as of the date of this joint proxy statement/prospectus and their ages as of July 11, 2018 are as follows:

Name	Age	Current Director and Designee of:
David M. Cordani	52	Cigna
Eric J. Foss	60	Cigna
Isaiah Harris Jr.	65	Cigna
Roman Martinez IV	70	Cigna
John M. Partridge	69	Cigna
James E. Rogers	70	Cigna
Eric C. Wiseman	62	Cigna
Donna F. Zarcone	60	Cigna
William D. Zollars	70	Cigna
William J. DeLaney	62	Express Scripts
Elder Granger	64	Express Scripts
Kathleen M. Mazzarella	58	Express Scripts
William L. Roper	70	Express Scripts
Dr. Mark McClellan	55	Cigna (appointment effective December 1, 2018 if the mergers have not closed by such time)

Biographical information for the nine current directors of Cigna listed above is contained in Cigna’s proxy statement for its 2018 annual meeting of stockholders and is incorporated by reference into this joint proxy statement/prospectus. Biographical information for current directors of Express Scripts is contained in Express Scripts’ proxy statement for its 2018 annual meeting of stockholders and is incorporated by reference into this joint proxy statement/prospectus. Biographical information for Dr. McClellan is contained in Cigna’s press release regarding his appointment filed with its Current Report on Form 8-K on July 2, 2018 and is incorporated by reference into this joint proxy statement/prospectus.

Management

Under the terms of the merger agreement, upon completion of the mergers, the corporate headquarters, principal executive offices and related corporate and operational functions of New Cigna will be located in Bloomfield, Connecticut and the principal executive offices and related corporate and operational functions for Express Scripts’ business will be located in St. Louis, Missouri. The officers of Cigna immediately before the effective time of the Cigna merger will be the officers of New Cigna. Timothy Wentworth, the current Chief Executive Officer of Express Scripts, will become President of the Express Scripts division of New Cigna, reporting to the Chief Executive Officer of New Cigna. Members of New Cigna’s senior management that have been designated as of the date of this joint proxy statement/prospectus and their ages as of May 14, 2018 are as follows:

Name	Age	Title
Lisa R. Bacus	54	Executive Vice President and Global Chief Marketing and Customer Officer
Mark L. Boxer	58	Executive Vice President and Global Chief Information Officer
David M. Cordani	52	President and Chief Executive Officer
Brian C. Evanko	42	President, Government Business
Christopher J. Hocevar	44	President, Strategy, Segments and Solutions
Nicole S. Jones	48	Executive Vice President and General Counsel
Alan M. Muney, MD, MHA	64	Executive Vice President, Total Health & Network and Chief Medical Officer
John M. Murabito	59	Executive Vice President, Human Resources and Services
Eric P. Palmer	41	Executive Vice President and Chief Financial Officer
Jason D. Sadler	49	President, International Markets
Michael W. Triplett	57	President, U.S. Markets
Timothy Wentworth	57	President, Express Scripts

Information on the members of the senior management team of New Cigna who will also serve as directors of New Cigna is provided above under the section entitled “— Board of Directors” beginning on page 155.

Compensation of Directors and Other Management

New Cigna has not yet paid any compensation to its directors, executive officers or other managers. It is currently expected that the compensation to be paid to directors, executive officers or other managers of New Cigna will be substantially similar to the compensation paid to Cigna directors, executive officers or other managers immediately prior to the effective time of the Cigna merger.

Information concerning the compensation paid to, and the employment agreements with, the named executive officers of Cigna for the 2017 fiscal year is contained in Cigna’s proxy statement for its 2018 annual meeting of stockholders and is incorporated by reference into this joint proxy statement/prospectus. Information concerning the compensation paid to, and the employment agreements with, the named executive officers of Express Scripts for the 2017 fiscal year is contained in Express Scripts’ proxy statement for its 2018 annual meeting of stockholders and is incorporated by reference into this joint proxy statement/prospectus.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

Conversion of Cigna Common Stock

The conversion of shares of Cigna common stock into shares of New Cigna common stock will occur automatically at the effective time of the Cigna merger. As of the effective time of the Cigna merger, holders of Cigna common stock will be deemed to have received shares of New Cigna common stock (without the requirement to surrender any certificate previously representing shares of Cigna common stock or the issuance of new certificates representing New Cigna common stock).

Conversion and Exchange of Express Scripts Common Stock

The conversion of shares of Express Scripts common stock, other than the Express Scripts excluded shares, into (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes, will occur automatically at the effective time. As promptly as practicable after the effective time of the mergers, New Cigna will cause the exchange agent to send to each holder of record of shares of Express Scripts common stock a form of letter of transmittal and instructions for use in effecting the exchange of Express Scripts common stock for the Express Scripts merger consideration. After receiving from holders of certificated shares of Express Scripts common stock the certificates representing such shares or, in the case of holders of book-entry shares of Express Scripts common stock, an “agent’s message” regarding the book-entry transfer of their uncertificated common stock, as applicable, the exchange agent will deliver to such holder the cash and New Cigna common stock to which such holder is entitled under the merger agreement. No interest will be paid or will accrue on any cash payable upon surrender of a certificate. Express Scripts stockholders should not return stock certificates with the enclosed proxy card.

After the effective time, shares of Express Scripts common stock will no longer be outstanding, and each certificate that previously represented shares of Express Scripts common stock will represent only the right to receive the Express Scripts merger consideration as described above.

Express Scripts stockholders will not receive any fractional shares of New Cigna common stock in the Express Scripts merger. Each Express Scripts stockholder that otherwise would have been entitled to receive a fraction of a share of New Cigna common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted average of the trading prices of Cigna common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny.

Each of Cigna, Express Scripts, New Cigna, the Merger Subs and the relevant exchange agent will be entitled to deduct and withhold from the Express Scripts merger consideration otherwise payable to any holder of Express Scripts common stock any amounts required to be deducted or withheld under the Code, the applicable U.S. Treasury regulations, promulgated under the Code, which we refer to as the Treasury Regulations, or under any provision of state, local or foreign tax law.

Governmental and Regulatory Approvals

U.S. Antitrust Filing

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the mergers, may not be consummated unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the early termination of that waiting period. The mergers are being reviewed by the DOJ. If the DOJ issues a second request prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier.

Consummation of the mergers is conditioned on the termination or expiration of the waiting period (and any extension thereof) applicable to the mergers under the HSR Act. Cigna and Express Scripts each filed the required HSR Notification and Report Forms with respect to the mergers on March 22, 2018. On April 23, 2018, Cigna and Express Scripts each received from the DOJ a second request relevant to the mergers, which extended the waiting period under the HSR Act until 30 days after the parties substantially comply with the second request, unless the waiting period is extended voluntarily by agreement of the parties or terminated earlier by the DOJ. At any time before or after the effective time, the DOJ, the FTC or U.S. state attorneys general could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of assets of Cigna, Express Scripts or their respective subsidiaries or impose restrictions on New Cigna’s post-merger operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the mergers or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Other Governmental Approvals

Consummation of the mergers is also conditioned upon receiving certain approvals from, and/or making certain filings with, certain state insurance departments relating to Cigna’s and Express Scripts’ insurance company subsidiaries and certain state health departments relating to Cigna’s health care service plans and, to the extent required by applicable law, certain state pharmacy boards relating to Express Scripts’ subsidiaries licensed or authorized to engage in pharmaceutical-related business and certain state health departments relating to Express Scripts’ subsidiaries licensed or authorized as home health agencies. Cigna and Express Scripts have been making the necessary notifications and filings with both state and federal regulators to obtain these approvals. However, Cigna and Express Scripts cannot give assurance that all of the regulatory approvals described above will be obtained and, if obtained, Cigna and Express Scripts cannot give assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Cigna and Express Scripts are not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described in the section entitled “The Merger Agreement — Covenants and Agreements— Governmental and Regulatory Approvals” beginning on page 179. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Timing

Cigna and Express Scripts cannot give assurance that all of the regulatory approvals described above will be obtained and, if obtained, Cigna and Express Scripts cannot give assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. Cigna and Express Scripts also cannot give assurance that the DOJ, the FTC or any state attorney general will not attempt to challenge the mergers on antitrust grounds, and, if such a challenge is made, Cigna and Express Scripts cannot give assurance as to its result.

Merger Expenses, Fees and Costs

All fees and expenses incurred by Cigna and Express Scripts in connection with the merger agreement and the related transactions will be paid by the party incurring those fees or expenses, except that the parties agreed to share equally the filing fees under the HSR Act and the expenses in connection with printing and mailing this joint proxy statement/prospectus. Under specified circumstances, Cigna or Express Scripts may be required to pay a termination fee of $1.6 billion. In addition, Cigna may be required to pay a reverse termination fee of $2.1 billion under certain circumstances relating to the failure to obtain the required regulatory approvals for the mergers. Notwithstanding the foregoing, in no event will the termination fee be paid to a party more than once, and in no event will Cigna be required to pay both the termination fee and the reverse termination fee. See the section entitled “The Merger Agreement — Termination Fees; Expenses” beginning on page 192.

Accounting Treatment of the Mergers

The mergers, taken together, will be accounted for as an acquisition of a business. The combined company will record assets acquired and liabilities assumed from Express Scripts primarily at their respective fair values at the date of completion of the mergers. Any excess of the purchase price (as described under Note 5. Preliminary Merger Consideration under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 51) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of the combined company after completion of the mergers will reflect Express Scripts balances and results after completion of the mergers but will not be restated retroactively to reflect the historical financial condition or results of operations of Express Scripts. The earnings of the combined company following completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on interest expense and amortization expense. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, New Cigna determines that tangible or intangible assets (including goodwill) are impaired, New Cigna will record an impairment charge at that time.

Appraisal Rights

Cigna Stockholders

Cigna stockholders are not entitled to an appraisal by a Delaware court of the fair value of such stockholder’s shares of Cigna common stock under Section 262 of the DGCL.

Express Scripts Stockholders

In connection with the Express Scripts merger, record holders of Express Scripts common stock who comply with the procedures established by Section 262 of the DGCL, which we refer to as Section 262, summarized below will be entitled to appraisal rights if the Express Scripts merger is completed. Under Section 262, as a result of completion of the Express Scripts merger, holders of shares of Express Scripts common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the Express Scripts merger consideration, to have the “fair value” of their shares at the effective time of the Express Scripts merger (exclusive of any element of value arising from the accomplishment or expectation of the mergers) judicially determined and paid to them in cash together with a fair rate of interest, if any, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, by complying with the provisions of Section 262. The “fair value” of your shares of Express Scripts common stock as determined by the Delaware Court of Chancery may be worth more or less than, or the same as, the Express Scripts merger consideration of (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes, per share of Express Scripts common stock that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as dissenters rights. The Express Scripts stockholders who elect to exercise dissenters rights must not vote in favor of the proposal to adopt the merger agreement and must comply with the provisions of Section 262, in order to perfect their rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your dissenters rights.

This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect dissenters rights. This summary, however, is not a complete statement of all applicable requirements, and is qualified in its entirety by reference to Section 262, the full text of which is attached as Annex G to this joint proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their dissenters rights under Section 262.

Section 262 requires that where a merger agreement is to be submitted for adoption at a meeting of stockholders, the stockholders be notified that dissenters rights will be available not less than 20 days before the Express Scripts special meeting to vote on the Express Scripts merger. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes Express Scripts’ notice to Express Scripts stockholders that dissenters rights are available in connection with the Express Scripts merger, in compliance with the requirements of Section 262. If you wish to consider exercising your dissenters rights, you should carefully review the text of Section 262 contained in Annex G. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your dissenters rights under the DGCL.

If you elect to demand appraisal of your shares of Express Scripts common stock, you must satisfy each of the following conditions: you must deliver to Express Scripts a written demand for appraisal of your shares of Express Scripts common stock before the vote is taken to approve the proposal to adopt the merger agreement, which must reasonably inform Express Scripts of the identity of the holder of record of shares of Express Scripts common stock who intends to demand appraisal of his, her or its shares of Express Scripts common stock; and you must not vote or submit a proxy in favor of the proposal to adopt the merger agreement.

If you fail to comply with either of these conditions and the Express Scripts merger is completed, you will be entitled to receive payment for your shares of Express Scripts common stock as provided for in the merger agreement, but you will have no dissenters rights with respect to your shares of Express Scripts common stock. A holder of shares of Express Scripts common stock wishing to exercise dissenters rights must hold the shares of Express Scripts common stock of record on the date the written demand for appraisal is made and must continue to hold the shares of Express Scripts common stock of record through the effective time of the Express Scripts merger, because dissenters rights will be lost if the shares of Express Scripts common stock are transferred prior to the effective time of the Express Scripts merger. Voting against or failing to vote for the proposal to adopt the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. A proxy that is submitted and does not contain voting instructions will, unless properly revoked, be voted in favor of the proposal to adopt the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, an Express Scripts stockholder who submits a proxy and who wishes to exercise dissenters rights must either submit a proxy containing instructions to vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement.

The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to adopt the merger agreement.

All demands for appraisal should be addressed to Express Scripts Holding Company, One Express Way, St. Louis, Missouri 63121, Attention: General Counsel, and must be delivered before the vote is taken to approve the proposal to adopt the merger agreement at the special meeting, and should be executed by, or on behalf of, the record holder of the shares of Express Scripts common stock. The demand must reasonably inform Express Scripts of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares of Express Scripts common stock.

To be effective, a demand for appraisal by a stockholder of Express Scripts common stock must be made by, or in the name of, the record stockholder. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of Express Scripts common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of Express Scripts common stock. If you hold your shares of Express Scripts common stock through a bank, brokerage firm or other nominee and you wish to exercise dissenters rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of Express Scripts common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of Express Scripts common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Express Scripts common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Express Scripts common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Express Scripts common stock as to which appraisal is sought. Where no number of shares of Express Scripts common stock is expressly mentioned, the demand will be presumed to cover all shares of Express Scripts common stock held in the name of the record owner.

Within 10 days after the effective time of the Express Scripts merger, the surviving corporation in the Express Scripts merger must give written notice that the Express Scripts merger has become effective to each Express Scripts stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the proposal to adopt the merger agreement. At any time within 60 days after the effective time of the Express Scripts merger, any Express Scripts stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the payment specified by the merger agreement for that stockholder’s shares of Express Scripts common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the Express Scripts merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Express Scripts stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and accept the consideration offered pursuant to the merger agreement within 60 days after the effective time of the Express Scripts merger. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time of the Express Scripts merger, but not thereafter, either the surviving corporation or any Express Scripts stockholder who has complied with the requirements of Section 262 and is entitled to dissenters rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Express Scripts common stock held by all Express Scripts stockholders entitled to appraisal. Upon the filing of the petition by an Express Scripts stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, the failure of an Express Scripts stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the Express Scripts merger, any Express Scripts stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of Express Scripts common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation. A person who is the beneficial owner of shares of Express Scripts common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the surviving corporation such statement. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for appraisal is duly filed by an Express Scripts stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Express Scripts common stock and with whom agreements as to the value of their shares of Express Scripts common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the dissenters rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Express Scripts common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Where proceedings are not dismissed, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

Notwithstanding a stockholder’s compliance with the foregoing requirements, Section 262 provides that, because immediately prior to the Express Scripts merger, Express Scripts common stock was listed on a national securities exchange, the Delaware Chancery Court will dismiss the proceedings as to all holders of shares of common stock who are otherwise entitled to appraisal rights unless (1) the total number of shares of common stock entitled to appraisal exceeds 1% of the outstanding shares of common stock or (2) the value of the consideration provided in the merger for such total number of shares of common stock entitled to appraisal exceeds $1 million.

After determination of the stockholders entitled to appraisal of their shares of Express Scripts common stock, the Delaware Court of Chancery will appraise the shares of Express Scripts common stock, determining their fair value as of the effective time of the Express Scripts merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Express Scripts common stock. Unless the Court in its discretion determines otherwise for good cause shown, and except as set forth in the following sentence, interest from the effective date of the Express Scripts merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Express Scripts merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each Express Scripts stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the foregoing only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.

You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the mergers, is not an opinion as to, and does not otherwise address, fair value under Section 262. Although Express Scripts believes that the Express Scripts merger consideration provided for Express Scripts stockholders in the merger agreement is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and Express Scripts stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Express Scripts merger consideration provided for Express Scripts stockholders in the merger agreement. Moreover, Express Scripts does not anticipate offering more than the Express Scripts merger consideration provided for Express Scripts stockholders in the merger agreement to any Express Scripts stockholder exercising dissenters rights, and Express Scripts reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Express Scripts common stock is less than the Express Scripts merger consideration provided for Express Scripts stockholders in the merger agreement. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the Express Scripts stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees, although, upon the application of an Express Scripts stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Express Scripts stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Express Scripts common stock entitled to appraisal. Any stockholder who demanded dissenters rights will not, after the effective time of the Express Scripts merger, be entitled to vote shares of Express Scripts common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Express Scripts common stock, other than with respect to payment as of a record date prior to the effective time of the Express Scripts merger. However, if no petition for appraisal is filed within 120 days after the effective time of the Express Scripts merger, or if the Express Scripts stockholder otherwise fails to perfect, successfully withdraws or loses such holder’s right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Express Scripts merger consideration of (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes, for each of his, her or its shares of Express Scripts common stock pursuant to the merger agreement.

In view of the complexity of Section 262 of the DGCL, Express Scripts stockholders who may wish to pursue dissenters rights should consult their legal and financial advisors.

Listing of New Cigna Common Stock on the NYSE

Cigna and New Cigna have agreed to use their reasonable best efforts to cause the shares of New Cigna common stock to be issued in connection with the mergers and shares of New Cigna to be reserved upon settlement or exercise of equity awards in respect of New Cigna common stock to be listed on the NYSE, subject to official notice of issuance, prior to the effective time. Additionally, the effectiveness of the registration statement for the New Cigna common stock is a condition to the completion of the mergers. It is expected that following the mergers, New Cigna common stock will trade on the NYSE under the symbol “CI”.

Delisting and Deregistration of Express Scripts Common Stock

If the mergers are completed, Express Scripts common stock will be delisted from Nasdaq and will no longer be registered under the Exchange Act.

Litigation Related to the Mergers

On June 22, 2018, a putative class action complaint was filed against Express Scripts and the Express Scripts board of directors in the United States District Court for the Eastern District of Missouri under the caption Neufeld v. Express Scripts Holding Company, No. 4:18-cv-01017 (E.D. Mo.). A second putative class action complaint was filed on June 26, 2018 against Express Scripts and the Express Scripts board of directors in the United States District Court for the District of Delaware under the caption Zucker v. Express Scripts Holding Company, No. 1:18-cv-00949 (D. Del.). A third putative class action complaint was filed on June 28, 2018 against Express Scripts and the Express Scripts board of directors in the United States District Court for the District of Delaware under the caption Stern v. Express Scripts Holding Company, No. 1:18-cv-00959 (D. Del.). A fourth putative class action complaint was filed on June 29, 2018 against Express Scripts, the Express Scripts board of directors, Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub in the United States District Court for the District of Delaware under the caption Wilson v. Express Scripts Holding Company, No. 1:18-cv-00977 (D. Del.). The complaints allege that the registration statement filed on May 16, 2018 in connection with the mergers omitted material information in violation of Sections 14(a) and 20(a) of the Exchange Act, rendering the registration statement false and misleading. Among other remedies, the complaints seek to enjoin the Express Scripts special meeting and the closing of the mergers, as well as damages, costs and attorneys’ fees. The defendants believe that the lawsuits are without merit.

THE MERGER AGREEMENT

The following section summarizes the material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Cigna, New Cigna and Express Scripts with respect to the mergers are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Cigna and Express Scripts stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions with respect to the mergers, including the adoption of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about Cigna, New Cigna or Express Scripts. Factual disclosures about Cigna, New Cigna and Express Scripts contained in this joint proxy statement/prospectus and/or in the public reports of Cigna and Express Scripts filed with the SEC (as described in the section entitled “Where You Can Find More Information” beginning on page 219) may supplement, update or modify the disclosures about Cigna, New Cigna and Express Scripts contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for transactions of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Cigna’s or Express Scripts’ public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any person as characterizations of the actual state of facts about Cigna, New Cigna or Express Scripts at the time they were made or otherwise.

Structure of the Mergers

The merger agreement provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, (1) Cigna Merger Sub will merge with and into Cigna, with Cigna continuing as the surviving entity, and (2) Express Scripts Merger Sub will merge with and into Express Scripts, with Express Scripts continuing as the surviving entity. The mergers will become effective concurrently at the effective time. As a result of the mergers, Cigna and Express Scripts will become direct wholly owned subsidiaries of New Cigna. New Cigna is expected to be listed for trading on the NYSE.

Closing

Unless the merger agreement is terminated, as described in the section entitled “— Termination” beginning on page 190, the closing will occur on the fifth business day after the satisfaction or waiver (to the extent permitted by law) of the closing conditions described in the section entitled “— Conditions to the Mergers” beginning on page 188 (other than those conditions that by their nature are to be satisfied at the closing but subject to the satisfaction or, to the extent permitted by applicable law, waiver of all conditions as of the closing), or at such other time and date as agreed to in writing by the parties to the merger agreement.

Effective Time

Subject to the terms and conditions of the merger agreement, on the closing date, the parties will file (1) a certificate of merger relating to the Cigna merger as contemplated by the DGCL and (2) a certificate of merger relating to the Express Scripts merger as contemplated by the DGCL, in each case with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Cigna merger and the Express Scripts merger will become effective concurrently.

Merger Consideration Received by Cigna Stockholders

At the effective time, by virtue of the Cigna merger, each share of Cigna common stock outstanding immediately prior to the effective time, other than shares that will be cancelled as described in the section entitled “— Cigna Excluded Shares” beginning on page 165, will be converted into one share of New Cigna common stock. The conversion will occur automatically and with no requirement for the surrender of certificates representing Cigna common stock prior to the effective time or the issuance of new certificates representing New Cigna common stock from and after the effective time.

Cigna Excluded Shares

All shares of Cigna common stock held by Cigna as treasury shares or by New Cigna or Cigna Merger Sub immediately prior to the effective time will be cancelled automatically and will cease to exist, and no consideration will be delivered in exchange for them.

Merger Consideration Received by Express Scripts Stockholders

At the effective time, by virtue of the Express Scripts merger, each share of Express Scripts common stock outstanding immediately prior to the effective time, other than shares that will be cancelled or converted otherwise or shares with respect to which appraisal rights are properly exercised and not withdrawn as described in the section entitled “— Express Scripts Excluded Shares” beginning on page 165, will be automatically converted into (1) 0.2434 of a share of New Cigna common stock and (2) the right to receive $48.75 in cash, without interest, subject to applicable withholding taxes and subject to the treatment of fractional shares described in the section entitled “— Merger Consideration Received by Express Scripts Stockholders — No Fractional Shares of New Cigna” beginning on page 165.

No Fractional Shares of New Cigna

Express Scripts stockholders will not receive any fractional shares of New Cigna common stock in the Express Scripts merger. Any such fractional share interest will not entitle the holder of such interest to any rights of a stockholder of New Cigna. Each Express Scripts stockholder that otherwise would have been entitled to receive a fraction of a share of New Cigna common stock will receive, in lieu thereof, cash, without interest, and subject to applicable withholding taxes, in an amount equal to such fractional amount multiplied by the volume weighted average of the trading prices of Cigna common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny.

Express Scripts Excluded Shares

All shares of Express Scripts common stock held by Express Scripts as treasury shares or by New Cigna or Express Scripts Merger Sub immediately prior to the effective time will be cancelled automatically and will cease to exist, and no consideration will be delivered in exchange for them. Each share of Express Scripts common stock held by Cigna, any wholly owned subsidiary of Cigna (other than New Cigna or Express Scripts Merger Sub) or any wholly owned subsidiary of Express Scripts immediately prior to the effective time will be automatically converted into a number of shares of New Cigna common stock equal to the sum of (1) 0.2434 and (2) the quotient of $48.75 divided by the Cigna closing price.

Shares of Express Scripts common stock issued and outstanding immediately prior to the effective time and owned by any Express Scripts stockholder that has properly perfected a demand for appraisal rights pursuant to Section 262 of the DGCL, which we refer to as dissenting shares, will not be converted into the Express Scripts merger consideration, unless and until such stockholder has effectively withdrawn or lost the right to appraisal under the DGCL. Instead, such stockholder will be entitled only to payment provided by Section 262 of the DGCL with respect to such shares. If such stockholder has failed to perfect or effectively withdrawn or lost the right to appraisal under the DGCL, the shares of Express Scripts common stock held by such stockholder will not be treated as dissenting shares and will be converted into the Express Scripts merger consideration at the effective time as described in this section.

Treatment of Express Scripts Equity Awards

Express Scripts Stock Options

At the effective time, each compensatory option to purchase shares of Express Scripts common stock, which we refer to as an Express Scripts stock option, that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted into a stock option in respect of shares of New Cigna common stock, on the same terms and conditions as were applicable under such Express Scripts stock option immediately prior to the effective time (including with respect to vesting or accelerated vesting (if applicable)), (1) relating to the number of shares of New Cigna common stock equal to the product of (a) the number of shares of Express Scripts common stock subject to such Express Scripts stock option immediately prior to the effective time multiplied by (b) the sum of (i) 0.2434 and (ii) the quotient (rounded to four decimal places) obtained by dividing $48.75 by the Cigna closing price, which sum we refer to as the equity award exchange ratio, with any fractional shares rounded down to the next lower whole number of shares, and (2) with an exercise price per share of New Cigna common stock equal to the quotient obtained by dividing (a) the exercise price per share of Express Scripts common stock subject to such Express Scripts stock option immediately prior to the effective time by (b) the equity award exchange ratio, with any fractional cents rounded up to the next higher ten thousandth of a cent.

Express Scripts Restricted Stock Unit Awards

At the effective time, each compensatory restricted stock unit with respect to shares of Express Scripts common stock that is not an Express Scripts performance share unit award, which we refer to as an Express Scripts RSU award, and is outstanding immediately prior to the effective time (other than any such Express Scripts RSU award held by a non-employee director), will be converted into a restricted stock unit award with the same terms and conditions as were applicable under such Express Scripts RSU award immediately prior to the effective time (including with respect to vesting (and, if applicable, accelerated vesting) and timing of payment), and relating to the number of shares of New Cigna common stock equal to the product of (1) the number of shares of Express Scripts common stock subject to such Express Scripts RSU award immediately prior to the effective time multiplied by (2) the equity award exchange ratio, with any fractional shares rounded to the nearest whole number of shares.

At the effective time, each Express Scripts RSU award held by a non-employee director that is outstanding immediately prior to the effective time will be cancelled and converted into the right to receive with respect to each share of Express Scripts common stock underlying such Express Scripts RSU award, a cash payment equal to the sum of (1) $48.75, plus (2) an amount equal to the product of 0.2434 and the Cigna closing price, which amount will be paid to the holder within ten business days following the effective time.

Express Scripts Performance Shares

At the effective time, each performance share unit with respect to shares of Express Scripts common stock that is subject to performance-based vesting conditions measured over a performance period that is not completed prior to the effective time, which we refer to as an Express Scripts performance share unit award, that was granted prior to 2018, which we refer to as a pre-2018 Express Scripts performance share unit award, and that is outstanding immediately prior to the effective time will vest based on the level of performance specified in the applicable award agreement for each category of holder (it being understood that any determination of actual performance required by the terms of such award agreements will be conclusively determined, in good faith, by the compensation committee of the Express Scripts board of directors prior to the closing, which determination will be final and binding on the parties to the merger agreement). Each Express Scripts performance share unit award granted in 2018, which we refer to as a 2018 Express Scripts performance share unit award, that is outstanding immediately prior to the effective time will vest at the maximum level of performance (250%). Both the pre-2018 Express Scripts performance share unit awards and the 2018 Express Scripts performance share unit awards will be cancelled at the effective time in exchange for the right to receive, within ten days following the effective time, the Express Scripts merger consideration in respect of each share of Express Scripts common stock underlying such Express Scripts performance share unit award as determined as described in this paragraph, subject to applicable tax withholding.

Express Scripts Deferred Units

At the effective time, each stock unit that is credited under the Express Scripts common stock fund established pursuant to an Express Scripts executive deferred compensation plan, which we refer to as an Express Scripts deferred unit, and that is outstanding immediately prior to the effective time will be converted into a stock unit with the same terms and conditions as were applicable to such Express Scripts deferred unit immediately prior to the effective time and relating to the number of shares of New Cigna common stock equal to the product of (1) the number of shares of Express Scripts common stock subject to such Express Scripts deferred unit immediately prior to the effective time, multiplied by (2) the equity award exchange ratio, with any fractional shares rounded to the nearest whole number of shares.

Express Scripts Employee Stock Purchase Plan

The merger agreement provides that, as soon as reasonably practicable following the date of the merger agreement and in any event prior to the effective time, Express Scripts will take all actions (including obtaining any necessary determinations and/or resolutions of the Express Scripts board of directors or the compensation committee of the Express Scripts board of directors thereof and, if appropriate, amending the terms of the Express Scripts Employee Stock Purchase Plan, which we refer to as the Express Scripts ESPP) that may be necessary or appropriate under the Express Scripts ESPP and applicable law to ensure that (1) the offering period that would be ongoing as of the effective time will be the final offering period under the Express Scripts ESPP, (2) such offering period will be truncated so that it terminates, and each Express Scripts ESPP participant’s accumulated contributions under the Express Scripts ESPP will be used to purchase shares of Express Scripts common stock in accordance with the Express Scripts ESPP, as of a date not later than the trading date that is five business days prior to the closing date, and (3) the Express Scripts ESPP will terminate in its entirety at the effective time and no further rights will be granted or exercised under the Express Scripts ESPP after the effective time.

Treatment of Cigna Equity Awards

Cigna Stock Options

At the effective time, each compensatory option to purchase shares of Cigna common stock, which we refer to as a Cigna stock option, that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted into a New Cigna stock option, on the same terms and conditions as were applicable under such Cigna stock option immediately prior to the effective time (including with respect to vesting), relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna stock option immediately prior to the effective time and with an exercise price per share of New Cigna common stock equal to the exercise price per share of Cigna common stock subject to such Cigna stock option immediately prior to the effective time.

Cigna Restricted Stock Awards

At the effective time, each compensatory restricted stock award with respect to shares of Cigna common Stock, which we refer to as a Cigna restricted stock award, that is outstanding immediately prior to the effective time will be converted into a restricted stock award with the same terms and conditions as were applicable under such Cigna restricted stock award immediately prior to the effective time (including with respect to vesting), and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna restricted stock award immediately prior to the effective time. Any accrued but unpaid dividend equivalents with respect to any Cigna restricted stock award will be assumed and become an obligation with respect to the applicable converted Cigna restricted stock award.

Cigna RSU Awards

At the effective time, each compensatory restricted stock unit award with respect to shares of Cigna common stock, which we refer to as a Cigna RSU award, that is outstanding immediately prior to the effective time will be converted into a restricted stock unit award with the same terms and conditions as were applicable under such Cigna RSU award immediately prior to the effective time (including with respect to vesting and timing of payment), and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna RSU award immediately prior to the effective time. Any accrued but unpaid dividend equivalents with respect to any Cigna RSU award will be assumed and become an obligation with respect to the applicable converted Cigna RSU award.

Cigna Strategic Performance Share Awards

At the effective time, each compensatory strategic performance share award with respect to shares of Cigna common stock, which we refer to as a Cigna strategic performance share award, that is outstanding immediately prior to the effective time will be converted into a strategic performance share award with the same terms and conditions as were applicable under such Cigna strategic performance share award immediately prior to the effective time (including with respect to vesting), and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna strategic performance share award immediately prior to the effective time.

Cigna Deferred Units

At the effective time, each stock unit that is credited under a Cigna benefit plan, which we refer to as a Cigna deferred unit, as of immediately prior to the effective time will be converted into a New Cigna stock unit with the same terms and conditions as were applicable to such Cigna deferred unit immediately prior to the effective time, and relating to the number of shares of New Cigna common stock equal to the total number of shares of Cigna common stock subject to such Cigna deferred unit immediately prior to the effective time.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

Conversion and Exchange of Express Scripts Common Stock

Immediately prior to or substantially concurrently with the effective time, New Cigna will deposit with Computershare, which we refer to in this capacity as the exchange agent, uncertificated, book-entry shares representing the number of shares of New Cigna common stock sufficient to deliver the aggregate stock consideration in the Express Scripts merger. New Cigna will make available to the exchange agent cash sufficient to pay the aggregate cash consideration in the Express Scripts merger, cash in lieu of any fraction of a share of New Cigna common stock to which any holder of shares of Express Scripts common stock converted in the Express Scripts merger will be entitled as described in the section entitled “— Merger Consideration Received by Express Scripts Stockholders — No Fractional Shares of New Cigna” beginning on page 165 and any dividends and other distributions with respect to unexchanged shares as described in the section entitled “— Distributions with Respect to Unexchanged Shares” beginning on page 169. Any amounts payable in respect of Express Scripts equity awards will not be deposited with the exchange agent but will instead be paid through the payroll of Express Scripts and its affiliates as described in the section entitled “— Treatment of Express Scripts Equity Awards” beginning on page 166. No interest will be paid or will accrue on any cash payable pursuant to the merger agreement provisions described in the section entitled “— Merger Consideration Received by Express Scripts Stockholders — No Fractional Shares of New Cigna” beginning on page 165, the section entitled “— Treatment of Express Scripts Equity Awards” beginning on page 166 or the section entitled “— Distributions with Respect to Unexchanged Shares” beginning on page 169.

As promptly as practicable after the effective time, the exchange agent will send to each holder of record of shares of Express Scripts common stock whose shares of Express Scripts common stock were converted into the Express Scripts merger consideration (1) a letter of transmittal and (2) instructions for use in effecting the surrender of certificates that immediately prior to the effective time represented shares of Express Scripts common stock, which we refer to as Express Scripts certificates, or non-certificated shares of Express Scripts common stock held by book entry, which we refer to as uncertificated Express Scripts stock.

Upon surrender of Express Scripts certificates or uncertificated Express Scripts stock to the exchange agent together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be required by the exchange agent, the exchange agent will, as promptly as practicable, (1) in the case of the stock consideration in the Express Scripts merger, credit in the stock ledger and other appropriate books and records of New Cigna the number of shares of the holder of such Express Scripts certificates of uncertificated Express Scripts stock into which the shares of Express Scripts common stock represented by such Express Scripts certificates or uncertificated Express Scripts stock have been converted in the Express Scripts merger, and (2) in the case of the cash consideration in the Express Scripts merger, pay and deliver a check in the amount of the aggregate cash consideration that such holder has the right to receive as a result of the Express Scripts merger together with any dividends or other distributions to which such Express Scripts certificates or uncertificated Express Scripts stock become entitled in accordance with the merger agreement provisions described in the section entitled “— Distributions with Respect to Unexchanged Shares” beginning on page 169.

In the event of a transfer of ownership of Express Scripts common stock that is not registered in the transfer records of Express Scripts, New Cigna may cause the exchange agent to credit or pay, as applicable, shares of New Cigna common stock or cash to the transferee in such a transfer only if the Express Scripts certificates or uncertificated Express Scripts stock formerly representing such shares of Express Scripts common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of the exchange agent that any applicable stock transfer or similar taxes have been paid or are not applicable.

Until surrendered as contemplated by the merger agreement provisions described in this section, each Express Scripts certificate and uncertificated Express Scripts stock will after the effective time represent, upon such surrender, the stock consideration and the right to receive the cash consideration into which the shares represented by such Express Scripts certificates or uncertificated Express Scripts stock have been converted in the Express Scripts merger, together with any dividends or other distributions to which such Express Scripts certificates or uncertificated Express Scripts stock become entitled in accordance with the merger agreement provisions described in the section entitled “— Distributions with Respect to Unexchanged Shares” beginning on page 169.

Distributions with Respect to Unexchanged Shares

No dividends or other distributions declared or made with respect to shares of New Cigna common stock with a record date after the effective time will be paid to the holder of any unsurrendered certificated share of Express Scripts common stock until such holder has surrendered such certificated share in accordance with the merger agreement provisions described in the section entitled “— Conversion and Exchange of Express Scripts Common Stock” beginning on page 168. Subject to escheat, tax or other applicable law, following surrender of any such share of Express Scripts common stock, such holder will be entitled to receive any such dividends or other distributions, without interest, which prior to such surrender had become payable with respect to the New Cigna common stock represented by such Express Scripts common stock. Such holder will be entitled to vote after the effective time at any meeting of New Cigna stockholders with a record date at or after the effective time the number of whole shares of New Cigna common stock represented by such Express Scripts certificates, regardless of whether such holder has exchanged its Express Scripts certificates.

Conversion of Cigna Common Stock

Each certificate representing shares of Cigna common stock prior to the effective time, which we refer to as a Cigna certificate, will, from and after the effective time and as a result of the Cigna merger, represent an equivalent number of shares of New Cigna common stock. At the effective time, New Cigna will cause the exchange agent to credit in the stock ledger and other appropriate books and records of New Cigna an equivalent number of shares of New Cigna common stock for any uncertificated shares of Cigna common stock (other than any shares of Cigna common stock cancelled at the effective time as described in the section entitled “— Merger Consideration Received by Cigna Stockholders — Cigna Excluded Shares” beginning on page 165); provided, however, that if an exchange of Cigna certificates for new certificates is required by law, or is desired at any time by New Cigna, in its sole discretion, New Cigna will arrange for such exchange on a one-for-one-share basis. From and after the effective time, the former holders of Cigna common stock, which will have been converted into New Cigna common stock at the effective time, will be entitled to receive any dividends and other distributions that may be made with respect to such shares of New Cigna common stock.

Representations and Warranties

Each of Cigna and Express Scripts has made representations and warranties in the merger agreement regarding, among other things:

•	corporate organization and power;
•	qualification to do business;
•	absence of conflicts or violations;
•	consents and approvals;
•	authorization and validity of the merger agreement;
•	capitalization and related matters;
•	subsidiaries and equity investments;
•	SEC reports and financial statements;
•	absence of certain changes or events;
•	tax matters;
•	absence of undisclosed liabilities;
•	intellectual property;
•	licenses and permits;
•	compliance with law;
•	litigation;
•	contracts;
•	employee benefit plans;
•	insurance;
•	affiliate transactions;
•	labor matters;
•	environmental matters;
•	absence of brokers or similar intermediaries;
•	state takeover statutes;
•	opinion(s) of financial advisor(s);
•	board approval;
•	the Cigna stockholder approval or the Express Scripts stockholder approval, as applicable;
•	absence of illegal or unauthorized payments, political contributions or exports; and
•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus.

The merger agreement also contains certain representations and warranties of Cigna with respect to its wholly owned subsidiaries New Cigna, Cigna Merger Sub and Express Scripts Merger Sub, including with respect to corporate organization, qualification to do business, absence of conflicts or violations, authorization and validity of the merger agreement and capitalization. The merger agreement also contains certain representations and warranties of Cigna with respect to the financing to be obtained by Cigna in connection with the mergers, and certain representations and warranties of Express Scripts with respect to real property.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to Cigna or Express Scripts, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (1) is or would reasonably be expected to be materially adverse to the business, results of operations, assets or financial condition of the party and its subsidiaries, taken as a whole, or (2) would or would reasonably be expected to prevent or materially impair the ability of the party to consummate the transactions contemplated by the merger agreement. With respect to clause (1) above, the definition of “material adverse effect” excludes the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of:

•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;
•	changes or conditions generally affecting the industries, businesses, or segments thereof, in which the party and its subsidiaries operate;
•	any change in applicable law, regulation, GAAP or, with respect to any insurance company, managed care entity or health maintenance organization conducting an insurance business, the statutory accounting practices prescribed or permitted by applicable law or governmental entities seated in the jurisdiction where such entity is domiciled and responsible for the regulation of such entity, which we refer to as SAP (or authoritative interpretation of any of the foregoing);
•	the negotiation, execution, announcement, pendency or performance of the merger agreement, the transactions contemplated by the merger agreement or their terms or the consummation of the transactions contemplated by the merger agreement, including the impact of the merger agreement on the relationships of the party and its subsidiaries with customers, suppliers, distributors, partners or employees;
•	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the merger agreement;
•	earthquakes, hurricanes, floods or other natural disasters;
•	any failure, in and of itself, by the party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a “material adverse effect” with respect to the party, to the extent not otherwise excluded under this definition); or
•	any change, in and of itself, in the market price or trading volume of the party’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a “material adverse effect” with respect to the party, to the extent not otherwise excluded under this definition).

However, any exception described in the first, second, third, fifth or sixth bullet point above will not apply to the extent that the applicable event, change, circumstance, effect, development or state of facts affects the party and its subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons in the industries or businesses, or segments thereof, in which the party and its subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a “material adverse effect” with respect to the party.

In addition, the exception described in the fourth bullet point above will not apply to references to “material adverse effect” in the representations and warranties relating to the absence of conflicts or violations and, to the extent related to those representations and warranties, the closing condition relating to the accuracy of the party’s representations and warranties.

Covenants and Agreements

Conduct of Business by Express Scripts

Express Scripts has agreed that, prior to the effective time, except as contemplated by the merger agreement, as required by law or as consented to by Cigna:

•	the businesses of Express Scripts and its subsidiaries will be conducted, in all material respects, in the ordinary course of business, in a manner consistent with past practice and in compliance with applicable laws; and
•	Express Scripts will use commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Express Scripts and its subsidiaries, to keep available the services of the present executive officers and the key employees of Express Scripts, to maintain all of the material licenses and permits of Express Scripts and its subsidiaries and to preserve, in all material respects, the present relationships of Express Scripts and its subsidiaries with persons with which Express Scripts or any of its subsidiaries has significant business relations.

Express Scripts has also agreed that, prior to the effective time, except as contemplated by the merger agreement, as required by law or as consented to by Cigna, neither Express Scripts nor any of its subsidiaries will:

•	make any change in any of its organizational documents;
•	issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise, except, in each case, for (1) grants of Express Scripts equity awards as permitted by the merger agreement provision described in the seventh bullet point of this list or (2) shares of Express Scripts common stock issuable upon settlement or exercise, as applicable, of outstanding Express Scripts equity awards in accordance with their terms;
•	make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or Express Scripts real property for consideration in excess of $75,000,000 individually or $500,000,000 in the aggregate;
•	subject any of its assets, properties or rights, or any part thereof, to any lien (other than certain permitted liens) if the obligations supported by such lien are in excess of $75,000,000 in the aggregate;
•	(1) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Express Scripts or any of its subsidiaries, other than in connection with (a) required tax withholding in connection with the vesting and/or exercise of Express Scripts equity awards and (b) forfeitures of Express Scripts equity awards pursuant to their terms as in effect on the date of the merger agreement; (2) declare, set aside or pay any dividends or other distributions in respect of such shares or interests, other than dividends or other distributions by Express Scripts’ subsidiaries; (3) prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees of indebtedness of Express Scripts or any of its subsidiaries; or (4) prepay or otherwise satisfy any obligations outstanding under any of Express Scripts’ capital leases, other than pursuant to the applicable scheduled payments provided for under the corresponding capital leases;
•	(1) acquire, lease or sublease any material assets or properties (including any real property) that have a fair market value in excess of $150,000,000 in the aggregate or (2) acquire any equity interest or business of any person for consideration in excess of $150,000,000 in the aggregate or in a transaction that would reasonably be expected to prevent or materially delay or materially impair the consummation of the mergers;
•	except, in each case, as required by the terms of any Express Scripts benefit plan in effect as of the date of the merger agreement or as required by law, (1) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of Express Scripts or any of its subsidiaries, (2) establish, adopt, enter into or amend (except in the case of immaterial amendments that do not increase liabilities of Express Scripts or its subsidiaries) any Express Scripts benefit plan or any collective bargaining agreement; provided that, among other things, Cigna and Express Scripts have agreed that Express Scripts may adopt a cash retention plan pursuant to which aggregate retention awards of up to $75 million may be allocated by Express Scripts’ Chief Executive Officer to employees of Express Scripts, other than executive officers, (3) accelerate the vesting or time of payment of any stock or stock-based compensation or other compensation, (4) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (5) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Express Scripts benefit plan, (6) make any loan or cash advance to any current or former director, officer, employee or independent contractor, (7) hire or promote any employee or consultant, other than hires or promotions of employees below pay grade M3 (with respect to grade M2 subject to certain limitations) in the ordinary course of business and consistent with past practice and hires of consultants in the ordinary course of business and consistent with past practice, or (8) terminate without “cause” any employee with a title of Senior Vice President or above;

•	make capital expenditures in the aggregate in excess of Express Scripts’ capital expenditure forecast made available to Cigna as of the date of the merger agreement, other than as may be necessary in connection with any emergency repair, maintenance or replacement;
•	pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates (other than subsidiaries) other than on arm’s-length terms;
•	make any change in any method of financial or statutory accounting or financial or statutory accounting principle, method, estimate or practice, except for any such change required by GAAP, SAP or applicable law;
•	fail to keep in full force and effect insurance substantially comparable in amount and scope to coverage currently maintained, except in the ordinary course of business;
•	(1) make, change or revoke any material tax election, (2) adopt or change any material tax accounting method, or change any annual tax accounting period, (3) file any amended material tax return, (4) settle any proceeding or audit relating to Express Scripts or any of its subsidiaries for or in respect of a material amount of taxes, (5) surrender any right to claim a refund of material taxes or (6) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local or non-U.S. Law);
•	(1) settle, release or forgive any claim, action, proceeding, investigation or inquiry, or make any commitment to a governmental entity, other than settlements that result solely in monetary obligations of Express Scripts and its subsidiaries not in excess of $75,000,000 individually or $300,000,000 in the aggregate and not involving any non-de minimis injunctive or other equitable relief or operating restrictions, admissions or other obligations of Express Scripts or any of its subsidiaries, (2) waive any right with respect to any material claim held by Express Scripts or any of its subsidiaries other than in the ordinary course of business and consistent with past practice or (3) settle or resolve any claim against Express Scripts or any of its subsidiaries on terms that require Express Scripts or any of its subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to taxes, which will be governed by the merger agreement provision described in the bullet point immediately above;
•	lend money to any person (other than to Express Scripts or to wholly owned subsidiaries of Express Scripts) or incur, assume, endorse, guarantee or otherwise become liable for, or modify the terms of, any indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);
•	modify its current investment policies or investment practices in any material respect, except for any changes required by changes in applicable law;

•	enter into or amend or terminate early, or waive any material rights under, any of certain material contracts of Express Scripts, other than in the ordinary course of business consistent with past practice;
•	abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material intellectual property owned by or exclusively licensed to Express Scripts or its subsidiaries, other than non-exclusive licenses in the ordinary course of business consistent with past practice, or enter into licenses or agreements that impose material restrictions upon Express Scripts or any of its affiliates with respect to material intellectual property owned or used by Express Scripts;
•	enter into any new line of business outside of its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any existing line of business as of the date of the merger agreement (subject to the merger agreement provision described in the penultimate bullet point of this list);
•	enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the mergers; or
•	commit or agree to do or authorize any of the foregoing.

Conduct of Business by Cigna

Cigna has agreed that, prior to the effective time, except as contemplated by the merger agreement, as required by law or as consented to by Express Scripts:

•	the businesses of Cigna and its subsidiaries will be conducted, in all material respects, in the ordinary course of business, in a manner consistent with past practice and in compliance with applicable laws; and
•	Cigna will use commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Cigna and its subsidiaries, to keep available the services of the present executive officers and the key employees of Cigna, to maintain all of the material licenses and permits of Cigna and its subsidiaries and to preserve, in all material respects, the present relationships of Cigna and its subsidiaries with persons with which Cigna or any of its subsidiaries has significant business relations.

Cigna has also agreed that, prior to the effective time, except as contemplated by the merger agreement, as required by law or as consented to by Express Scripts, neither Cigna nor any of its subsidiaries will:

•	make, in the case of Cigna, any change in any of its organizational documents;
•	issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise, except, in each case, for (1) grants of Cigna equity awards in the ordinary course of business consistent with past practice or (2) shares of Cigna common stock issuable upon settlement or exercise, as applicable, of outstanding Cigna equity awards in accordance with their terms;
•	declare, set aside or pay dividends or other distributions in respect of such shares or interests of Cigna, other than regular annual cash dividends payable by Cigna in respect of shares of Cigna common stock in the ordinary course of business consistent with past practice, with declaration, record and payment dates substantially consistent with those of the dividends paid by Cigna during its most recent fiscal year;
•	redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Cigna or any of its subsidiaries, other than (1) in connection with (a) required tax withholding in connection with the vesting and/or exercise of Cigna equity awards and (b) forfeitures of Cigna equity awards pursuant to their terms as in effect on the date of the merger agreement or (2) purchases or acquisitions of Cigna common stock to offset dilution from Cigna stock options and other Cigna equity awards;

•	(1) acquire, lease or sublease any material assets or properties (including any real property), (2) acquire any equity interest or business of any person or (3) acquire another business or merge with or consolidate with any other person or enter into any binding share exchange, business combination or similar transaction with another person or restructure, reorganize or completely or partially liquidate, if, in each case of (1), (2) and (3), such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the mergers;
•	pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates (other than subsidiaries) other than on arm’s-length terms;
•	fail to keep in full force and effect insurance substantially comparable in amount and scope to coverage currently maintained, except in the ordinary course of business;
•	enter into any new line of business outside of its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any existing line of business as of the date of the merger agreement (subject to the merger agreement provision described in the penultimate bullet point of this list);
•	enter into or amend or terminate early, or waive any material rights under, any of certain material contracts of Cigna, other than in the ordinary course of business consistent with past practice;
•	enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the mergers; or
•	commit or agree to do or authorize any of the foregoing.

No Solicitation

Each of Cigna and Express Scripts has agreed that it and its subsidiaries will not and it will not authorize or permit any of its or their controlled affiliates, officers, directors, representatives, advisors or other intermediaries to:

•	solicit, initiate or knowingly encourage or knowingly facilitate the submission of inquiries, proposals or offers from any other person relating to or that would reasonably be expected to lead to any acquisition proposal, or agree to or endorse any acquisition proposal;
•	enter into any agreement to (1) consummate any acquisition proposal or otherwise relating to any acquisition proposal, (2) approve or endorse any acquisition proposal or (3) require such party, in connection with any acquisition proposal, to abandon, terminate or fail to consummate the mergers;
•	enter into or participate in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnish to any person any non-public information with respect to its business, properties or assets in connection with any acquisition proposal; or
•	agree, propose or resolve to take, or take, any of the foregoing actions.

The merger agreement also required each of Cigna and Express Scripts to immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the execution of the merger agreement with respect to any of the matters referenced in the preceding sentence and to promptly request any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential acquisition proposal to return or destroy all confidential information in the possession of such person or its representatives.

An “acquisition proposal” with respect to Cigna or Express Scripts means any proposal or offer from any person (other than Express Scripts or Cigna, as applicable) relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions:

•	a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving such party;
•	any acquisition of more than 20% of the outstanding common stock of such party or securities of such party representing more than 20% of the voting power of such party;
•	any acquisition (including the acquisition of stock in any subsidiary of such party) of assets or businesses of such party or its subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of such party (as measured by fair market value as determined in good faith by the Cigna board of directors or the Express Scripts board of directors, as applicable);
•	any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of the outstanding common stock of such party or securities of such party representing more than 20% of the voting power of such party; or
•	any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and common stock (or voting power of securities of such party other than its common stock) involved is more than 20%.

Notwithstanding the restrictions described above, each of the Cigna board of directors and Express Scripts board of directors is permitted, as applicable, prior to the special meeting of such party’s stockholders, to furnish information with respect to Cigna or Express Scripts, as applicable, and to engage in negotiations or discussions with a person that has made an unsolicited bona fide written acquisition proposal after the date of the merger agreement if and only if prior to taking such action, the board of directors has determined in good faith after consultation with its financial advisors and outside legal counsel that (1) the acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal and (2) failure to take such action would be inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law. Cigna or Express Scripts, as applicable, must notify the other party within 24 hours of making any such determination described in clause (1) or (2) of the preceding sentence. Each of the Cigna board of directors and Express Scripts board of directors, as applicable, is also permitted to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to any acquisition proposal, provided that no such action or statement constitutes a change in recommendation unless such action or statement would be permitted by the merger agreement provisions described in the section entitled “— Changes in Board Recommendations” beginning on page 177, or to issue a “stop, look and listen” statement.

A “superior proposal” with respect to Cigna or Express Scripts means a bona fide, written acquisition proposal with respect to such party that:

•	if consummated would result in a third party (or in the case of a direct merger between the third party and such party, the stockholders of the third party) acquiring, directly or indirectly, more than 50.1% of the outstanding common stock of such party or more than 50.1% of the assets of such party and its subsidiaries (as measured by fair market value as determined in good faith by the Cigna board of directors or the Express Scripts board of directors, as applicable), taken as a whole;
•	the board of directors of such party determines in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such acquisition proposal, including all conditions contained in the acquisition proposal and the person making such acquisition proposal; and
•	the board of directors of such party determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account any changes to the merger agreement proposed by Express Scripts or Cigna, as applicable, in response to such acquisition proposal and all financial, legal, regulatory, timing and other aspects of such acquisition proposal, including all conditions contained in the acquisition proposal and the person making such acquisition proposal) that the proposal is more favorable to the stockholders of such party than the transactions contemplated by the merger agreement.

Cigna or Express Scripts may, prior to the adoption of the merger agreement by such party’s stockholders and following receipt of an unsolicited bona fide acquisition proposal that did not result from or arise out of a breach of the non-solicitation obligations described above, terminate the merger agreement to enter into a definitive agreement with respect to an acquisition proposal if and only if the Cigna board of directors or Express Scripts board of directors, as applicable, has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the acquisition proposal is a superior proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law. Cigna or Express Scripts, as applicable, would be required to pay a termination fee of $1.6 billion to the other party prior to or contemporaneously with, and as a condition to the effectiveness of, such termination.

Prior to terminating the merger agreement to enter into a definitive agreement with respect to a superior proposal, Cigna or Express Scripts, as applicable, must take the following actions:

•	provide the other party with five business days’ prior written notice advising the other party that its board of directors intends to terminate the merger agreement, specifying the material terms of the applicable acquisition proposal and including a copy of any transaction documents relating to the acquisition proposal (provided that any amendment to the amount or form of consideration payable in connection with the acquisition proposal and any material amendment to any other term of the acquisition proposal will require a new notice and an additional three business day period);
•	negotiate in good faith with the other party during such five business day period (or any subsequent three business day period) to amend the terms of the merger agreement so that the acquisition proposal would no longer constitute a superior proposal; and
•	its board of directors must consider in good faith any revisions to the terms of the merger agreement proposed by the other party, and determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to terminate the merger agreement would be inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law and that the acquisition proposal would continue to constitute a superior proposal if the revisions proposed by the other party were given effect.

The merger agreement requires each party to notify the other party within 24 hours after the receipt or occurrence of any acquisition proposal (or any request for information that is reasonably likely to lead to an acquisition proposal), the material terms and conditions of any such acquisition proposal and the identity of the person making any such acquisition proposal. In addition, the merger agreement requires each party to provide to the other party, within 24 hours after receipt, copies of any acquisition proposal and any written documentation setting forth the terms of such acquisition proposal, and to keep the other party informed on a current basis of the status and material details (including any amendments or proposed amendments) of any such acquisition proposal and to keep the other party informed as to the material details of all discussions or negotiations with respect to any such acquisition proposal.

Changes in Board Recommendations

Each of Cigna and Express Scripts has agreed that its board of directors will not:

•	change, withdraw, modify, qualify, withhold or amend in any manner adverse to the other party the recommendation of the board of directors that Cigna stockholders or Express Scripts stockholders, as applicable, adopt the merger agreement (or publicly propose to do so);
•	approve, declare advisable or recommend any acquisition proposal (or publicly propose to do so);
•	fail to include in this joint proxy statement/prospectus the recommendation of the board of directors that Cigna stockholders or Express Scripts stockholders, as applicable, adopt the merger agreement;

•	make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the board of directors; or
•	after receipt of any acquisition proposal, other than with respect to certain periods applicable to tender or exchange offers, fail to publicly reaffirm the recommendation of the board of directors or fail to recommend against an acquisition proposal within five business days after a request by the other party to do so (subject to certain limitations).

We refer to any of the above actions as a change in recommendation. Notwithstanding the foregoing, each of the Cigna board of directors or Express Scripts board of directors may, as applicable, subject to meeting the additional requirements and following the procedures described below, make a change in recommendation at any time prior to the adoption of the merger agreement by Cigna stockholders or Express Scripts stockholders, as applicable:

•	in response to an intervening event (as defined below); or
•	following receipt after the date of the merger agreement of an unsolicited bona fide written acquisition proposal that did not result from or arise out of a breach of the non-solicitation obligations described in the section entitled “— No Solicitation” beginning on page 175 and that the board of directors determines in good faith, in consultation with its financial advisors and outside legal counsel, is a superior proposal.

Prior to making a change in recommendation in response to an intervening event, Cigna or Express Scripts, as applicable, must take the following actions:

•	provide the other party with five business days’ prior written notice advising the other party that its board of directors intends to effect a change in recommendation and specifying, in reasonable detail, the reasons for doing so;
•	negotiate in good faith with the other party (if requested by the other party) during such five business day period to amend the terms of the merger agreement in a manner that would make the failure to effect a change in recommendation no longer inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law; and
•	its board of directors must consider in good faith any revisions to the terms of the merger agreement proposed by the other party, and determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a change in recommendation would be inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law.

An “intervening event” with respect to Cigna or Express Scripts means a material event, fact, circumstance, development or occurrence that does not relate to an acquisition proposal and that was, at the time the Cigna board of directors or Express Scripts board of directors, as applicable, initially resolved to recommend that stockholders adopt the merger agreement, not known to, and not reasonably foreseeable (including through reasonable investigation) by, such board of directors, which event, fact, circumstance, development or occurrence becomes known to or by such board of directors prior to obtaining the Cigna stockholder approval or the Express Scripts stockholder approval, as applicable. However, in no event will any of the following events, facts, circumstances, developments or occurrences constitute an intervening event: (1) changes in the price or trading volume of the common stock of Cigna or Express Scripts (provided that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been an intervening event) or (2) Cigna or Express Scripts meeting, failing to meet or exceeding any internal or published projections in respect of financial or operating metrics for any period (provided that the facts contributing to such circumstances may be taken into account in determining whether there has been an intervening event).

Prior to making a change in recommendation in response to a superior proposal, Cigna or Express Scripts, as applicable, must take the following actions:

•	provide the other party with five business days’ prior written notice advising the other party that its board of directors intends to effect a change in recommendation, specifying the material terms of the applicable acquisition proposal and including a copy of any transaction documents relating to the acquisition proposal (provided that any amendment to the amount or form of consideration payable in connection with the acquisition proposal and any material amendment to any other term of the acquisition proposal will require a new notice and an additional three business day period);

•	negotiate in good faith with the other party during such five business day period (or any subsequent three business day period) to amend the terms of the merger agreement so that the acquisition proposal would no longer constitute a superior proposal; and
•	its board of directors must consider in good faith any revisions to the terms of the merger agreement proposed by the other party, and determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a change in recommendation would be inconsistent with the fiduciary duties of the members of the board of directors to its stockholders under applicable law and that the acquisition proposal would continue to constitute a superior proposal if the revisions proposed by the other party were given effect.

Stockholder Meetings

Each of Cigna and Express Scripts has agreed to hold, as applicable, the Cigna special meeting or the Express Scripts special meeting and, subject to the qualifications described in the section entitled “— Changes in Board Recommendations” beginning on page 177, to (1) use its reasonable best efforts to obtain approval of the proposal to adopt the merger agreement by the stockholders of such party and otherwise comply with all legal requirements applicable to such meeting and (2) not submit any other proposal (other than matters of procedure and matters required by law to be voted on by the stockholders of such party in connection with the adoption of the merger agreement and the approval of the transactions contemplated thereby and, if the special meeting is also such party’s annual meeting, proposals customarily brought in connection with such party’s annual meeting) to such party’s stockholders in connection with such party’s special meeting without the prior written consent of the other party. Each of the Cigna board of directors and Express Scripts board of directors has approved the merger agreement and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of such party and its stockholders, and has adopted resolutions directing that the merger agreement be submitted to the stockholders of such party for their consideration. If Cigna or Express Scripts, as applicable, reasonably believes it will not receive proxies representing a sufficient number of shares of common stock to obtain adoption of the merger agreement by the stockholders of such party, such party will have the right to, and will upon request by the other party, on one or more occasions postpone or adjourn its respective special meeting for the minimum duration necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 40 days (in the case of clause (2) of this paragraph) or 10 days (in the case of clause (1) of this paragraph).

Governmental and Regulatory Approvals

Each of Cigna and Express Scripts has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable laws to consummate the mergers, including using reasonable best efforts to (1) prepare and file all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain all waiting period expirations or terminations, consents, clearances and other authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the mergers or any of the other transactions contemplated by the merger agreement and (2) take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances and other authorizations.

In addition, each of Cigna and Express Scripts has agreed to use reasonable best efforts to take any and all steps and to make any and all undertakings necessary to (1) resolve any objections that a governmental entity of competent jurisdiction asserts under any regulatory law with respect to the mergers and (2) avoid or eliminate each and every impediment under any applicable regulatory law asserted by any such governmental entity of competent jurisdiction with respect to the mergers, in each case to the extent necessary so as to enable the closing to occur no later than the termination date (as defined below), which reasonable best efforts will include (subject to the limitations described below):

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of any subsidiaries, operations, divisions, businesses, product lines, contracts, customers or assets of Cigna or any of its subsidiaries (including Express Scripts or any of its subsidiaries);
•	taking or committing to take such other actions that may limit or impact Cigna’s or any of its subsidiaries’ (including Express Scripts’ or any of its subsidiaries’) freedom of action with respect to, or its ability to retain, any of Cigna’s or any of its subsidiaries’ (including Express Scripts’ or any of its subsidiaries’) operations, divisions, businesses, products lines, contracts, customers or assets;
•	entering into any orders, settlements, undertakings, contracts, consent decrees, stipulations or other agreements to effect any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the mergers and the other transactions contemplated by the merger agreement, in any case, that may be issued by any court or other governmental entity;
•	creating, terminating or divesting relationships, contractual rights or obligations of Cigna, Express Scripts or their respective subsidiaries; and
•	forfeiting or non-continuing any material license or permit of Cigna or Express Scripts (including withdrawing or being compelled to withdraw from an applicable jurisdiction or being subject to any suspension of a material license or permit of Cigna or Express Scripts);

in each case in connection with obtaining all, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits and authorizations for the mergers under the HSR Act or any other regulatory law or from any governmental entity so as to enable the closing to occur no later than the termination date. Express Scripts will not, unless requested to do so by Cigna, commit to or effect any action contemplated in any of the bullet points of the preceding sentence.

If any administrative or judicial action or proceeding by a governmental entity of competent jurisdiction is instituted challenging the mergers, each of Cigna and Express Scripts must use its reasonable best efforts to:

•	oppose fully and vigorously, including by defending through litigation, any such action or proceeding;
•	pursue vigorously all available avenues of administrative and judicial appeal; and
•	seek to have vacated or overturned any order that is in effect that prohibits or restricts consummation of the mergers.

Notwithstanding the foregoing, none of Cigna, New Cigna or the other subsidiaries of Cigna will be required to, and none of Express Scripts and its subsidiaries will be permitted to, without the prior written consent of Cigna, take any action, or commit to take any action, or agree to any condition or limitation in connection with the efforts described in this section that is not conditioned on the consummation of the mergers or that would result in, or would be reasonably likely to result in, individually or in the aggregate, a burdensome condition.

While the parties have agreed, under certain circumstances, to take the actions described in this section, the parties may also elect to take other actions.

The merger agreement provides that Cigna and Express Scripts will jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any governmental entity in connection with the merger agreement and the transactions contemplated by the merger agreement. However, if Cigna and Express Scripts cannot agree on a jointly developed strategy, notwithstanding their respective good faith attempts to do so, Cigna will have the final say with respect to such strategy. Cigna will also have the final authority to direct and implement (or direct the implementation by Express Scripts of) the regulatory strategy, provided that Cigna will consult with Express Scripts and consider in good faith its views in advance of making any decisions with respect to such strategy.

Under the HSR Act and the rules and regulations promulgated under the HSR Act, the mergers may not be consummated until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the earlier termination of that waiting period. If the DOJ or the FTC issues a second request, prior to the expiration of the initial waiting period, the waiting period is extended until 30 days after the parties substantially comply with the request, unless the waiting period is extended voluntarily by agreement of the parties or terminated earlier by the DOJ.

Consummation of the mergers is conditioned on the termination or expiration of the waiting period (and any extension thereof) applicable to the mergers under the HSR Act. Cigna and Express Scripts each filed the required HSR Notification and Report Forms with respect to the mergers on March 22, 2018. On April 23, 2018, Cigna and Express Scripts each received from the DOJ a second request relevant to the mergers, which extended the waiting period under the HSR Act until 30 days after the parties substantially comply with the second request, unless the waiting period is extended voluntarily by agreement of the parties or terminated earlier by the DOJ. At any time before or after the effective time, the DOJ, the FTC or U.S. state attorneys general could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of assets of Cigna, Express Scripts or their respective subsidiaries or impose restrictions on New Cigna’s post-merger operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the mergers or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Consummation of the mergers is also conditioned upon receiving certain approvals from, and/or making certain filings with, certain state insurance departments relating to Cigna’s and Express Scripts’ insurance company subsidiaries and certain state health departments relating to Cigna’s health care service plans and, to the extent required by applicable law, certain state pharmacy boards relating to Express Scripts’ subsidiaries licensed or authorized to engage in pharmaceutical-related business and certain state health departments relating to Express Scripts’ subsidiaries licensed or authorized as home health agencies. Cigna and Express Scripts have been making the necessary notifications and filings with both state and federal regulators to obtain these approvals. However, Cigna and Express Scripts cannot give assurance that all of the regulatory approvals described above will be obtained and, if obtained, Cigna and Express Scripts cannot give assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Cigna and Express Scripts are not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought.

Employee Benefits

From and after the effective time, New Cigna will honor all Express Scripts benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the effective time, provided that the foregoing will not prohibit New Cigna from amending or terminating any Express Scripts benefit plan to the extent permitted by the terms of such Express Scripts benefit plan. For the period from the closing date through December 31, 2019, which we refer to as the benefit continuation period, New Cigna agrees to provide each employee of Express Scripts or its subsidiaries as of the effective time, which we refer to as a continuing Express Scripts employee, while such continuing Express Scripts employee remains employed by New Cigna or any of its subsidiaries, with:

•	a base salary or base wage rate and, if applicable, annual cash incentive opportunity, at a level no lower than the base salary or base wage rate and, if applicable, annual cash incentive opportunity, in effect for the applicable continuing Express Scripts employee as of immediately prior to the closing date; and

•	total aggregate benefits (as defined below) on terms no less favorable than the total aggregate benefits provided to the applicable continuing Express Scripts employee as of immediately prior to the closing date.

We refer to employee welfare and retirement benefits (other than severance benefits) collectively as total aggregate benefits.

Upon a termination by Express Scripts, New Cigna or any subsidiary of New Cigna of a continuing Express Scripts employee’s employment under severance qualifying circumstances during the benefit continuation period, such continuing Express Scripts employee will be eligible to receive cash severance pay in an amount equal to the cash severance pay for which such continuing Express Scripts employee would have been eligible under the Express Scripts benefit plan that is a severance plan applicable to such continuing Express Scripts employee as of immediately prior to the effective time, subject to the continuing Express Scripts employee’s execution without revocation of a release of claims in favor of Cigna and its affiliates and satisfaction of any other eligibility requirements set forth in such plan as in effect on the date of the merger agreement.

If the effective time occurs on or prior to December 31, 2018, Express Scripts may, but is not required to, pay immediately prior to the closing to each continuing Express Scripts employee (including Express Scripts’ executive officers) who participates in Express Scripts’ Employee Annual Bonus Plan, which we refer to as the Express Scripts incentive plan, and who is then in good standing (as determined by Express Scripts in its discretion) a cash bonus in respect of such plan year in an amount equal to 200% of the continuing Express Scripts employee’s target bonus award under the Express Scripts incentive plan for 2018 (without pro-ration other than with respect to new hires and mid-year changes to bonus targets). If the effective time occurs on or after January 1, 2019, Express Scripts may, but is not required to, pay immediately prior to the closing to each continuing Express Scripts employee who participates in the Express Scripts incentive plan and who is then in good standing (as determined by Express Scripts in its discretion), a pro-rata cash bonus in respect of such plan year, in an amount equal to (1) the cash bonus amount payable to such continuing Express Scripts employee under the Express Scripts incentive plan based on the actual level of achievement of the applicable performance criteria for such plan year measured through the latest practicable date prior to the closing date, with such level of achievement conclusively determined, in good faith, by the compensation committee of the Express Scripts board of directors in the ordinary course of business (other than as to timing) and consistent with past practice prior to the closing, multiplied by (2) a fraction, the numerator of which is the number of days elapsed from January 1, 2019 through the day prior to the closing date, and the denominator of which is 365.

Notwithstanding the foregoing, if a bonus or pro-rata bonus is to be paid by Express Scripts under the merger agreement provision described in the preceding paragraph, any continuing Express Scripts employee who is party to an executive employment agreement, covered by the CIC Plan, or covered by or party to any other Express Scripts benefit plan that provides for a full or prorated bonus upon termination of employment or a change in control, will not be entitled to receive a full or prorated bonus under such agreement or plan in respect of the 2018 plan year or the applicable portion of the 2019 plan year, and Express Scripts will effectuate the foregoing through either an amendment to such agreement or plan, or receipt of a waiver from the impacted continuing Express Scripts employee, as a condition to payment of the bonus payout described in the preceding paragraph, and New Cigna will be provided with a reasonable opportunity to review and comment on each such amendment or waiver in advance and Express Scripts will consider New Cigna’s comments in good faith. In addition, (1) if a bonus is paid by Express Scripts to a continuing Express Scripts employee pursuant to the merger agreement provision described in the first sentence of the preceding paragraph with respect to the 2018 plan year, New Cigna will not be obligated to provide an annual cash incentive opportunity or pay a bonus for 2018 to any such continuing Express Scripts employee, and (2) if a pro-rata bonus is paid by Express Scripts to a continuing Express Scripts employee pursuant to the merger agreement provision described in the second sentence of the preceding paragraph with respect to the applicable portion of the 2019 plan year, New Cigna will not be obligated to provide an annual cash incentive opportunity or pay a bonus to any such continuing Express Scripts employee with respect to the portion of the 2019 plan year ending prior to the closing date.

With respect to any Express Scripts benefit plan, Cigna benefit plan or employee benefit plan sponsored by New Cigna, in each case, in which any continuing Express Scripts employee first becomes eligible to participate on or after the effective time, which we refer to collectively as the new plans, each continuing Express Scripts employee will, to the extent permitted by applicable law, receive full credit for the years of continuous service by such continuing Express Scripts employee recognized by Express Scripts or its subsidiaries prior to the effective time pursuant to a corresponding Express Scripts benefit plan to the same extent as if it were service with Cigna for all purposes other than (1) for purposes of retiree medical plans or for purposes of benefit accrual under defined benefit pension plans, (2) where such credit would result in a duplication of benefits, (3) where such service was not recognized under the corresponding Express Scripts benefit plan or no corresponding Express Scripts benefit plan existed or (4) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits. With respect to any new plan that is a welfare benefit plan in which any continuing Express Scripts employees first become eligible to participate on or after the effective time, New Cigna will use commercially reasonable efforts to (a) cause to be waived any eligibility requirements or pre-existing condition limitations except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Express Scripts benefit plan in which any such continuing Express Scripts employee was a participant or eligible to participate as of immediately prior to the effective time, and (b) give effect, in determining any deductibles, co-insurance or maximum out of pocket limitations, to amounts paid by such continuing Express Scripts employees prior to the effective time under an Express Scripts benefit plan in which any such continuing Express Scripts employee was a participant as of immediately prior to the effective time (to the same extent that such credit was given under such Express Scripts benefit plan prior to the effective time) in satisfying such requirements during the plan year in which the effective time occurs. If employees of Cigna and its subsidiaries as of immediately prior to the effective time become eligible to participate in new plans (other than existing Cigna benefit plans) after the effective time, the merger agreement provision described in this paragraph will apply to such employees in the same manner as such provision applies to continuing Express Scripts employees.

Financing

Consummation of the mergers is not conditioned on Cigna’s, New Cigna’s or Merger Subs’ ability to obtain financing. Cigna expects to use cash on hand and debt financing to fund the cash component of the Express Scripts merger consideration. The debt financing could take any of several forms or any combination of them, including but not limited to the following: (1) Cigna or New Cigna may borrow under the bridge facility; (2) Cigna or New Cigna may issue senior notes in the public and/or private capital markets; (3) Cigna or New Cigna may borrow up to $3.0 billion under the term loan credit agreement; (4) New Cigna may borrow under the revolving credit agreement; and (5) Cigna and/or New Cigna may issue commercial paper. See the section entitled “Description of Financing” beginning on page 204.

The merger agreement requires Cigna to, and requires Cigna to cause its subsidiaries to, use reasonable best efforts to take all actions reasonably necessary to consummate the debt financing (including any required substitute financing) in an amount sufficient, together with cash on hand, to consummate the mergers no later than the closing, including by using reasonable best efforts to:

•	maintain in effect the commitment letter and in all material respects comply with all of Cigna’s and its subsidiaries’ obligations under the commitment letter;
•	negotiate, enter into and deliver definitive agreements with respect to the provision of funds pursuant to the commitment letter that reflect the terms contained in the commitment letter (or with other terms agreed by Cigna and the applicable financing entities, subject to the restrictions on amendments to the commitment letter described in the next paragraph), so that such agreements will be in effect no later than the closing; and
•	satisfy on a timely basis all of the conditions to the provision of funds pursuant to the commitment letter and the definitive agreements related to such financing that are in Cigna’s (or its subsidiaries’) control.

In the event that all of the conditions to Cigna’s obligation to effect the mergers, as described in the section entitled “— Conditions to the Mergers” beginning on page 188, have been satisfied or waived or, upon funding of the financing pursuant to the commitment letter, will have been satisfied or waived, Cigna will, and will cause its subsidiaries to, use reasonable best efforts to cause the persons providing such financing to fund the financing on the closing date, to the extent the proceeds of such financing are required to consummate the mergers and the other transactions contemplated by the merger agreement (including the payment of the cash consideration, any other amounts required to be paid pursuant to the merger agreement and any other fees and expenses reasonably expected to be incurred in connection with the merger agreement, the mergers and the other transactions contemplated by the merger agreement). Cigna and/or New Cigna will be required to pay, or cause to be paid, all fees and other amounts under the commitment letter.

Cigna and New Cigna may amend, modify, replace, terminate, assign or agree to any waiver under the commitment letter without the prior approval of Express Scripts, provided that Cigna and New Cigna will not, without Express Scripts’ prior consent, permit any such change that would:

•	reduce the aggregate cash amounts to be funded pursuant to the commitment letter (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of such financing following such reduction, together with cash on hand and other financial resources of Cigna on the closing date, is sufficient to consummate the mergers and the other transactions contemplated by the merger agreement (it being understood that any such reduction in such amounts in accordance with the terms of such commitment letter is permitted);
•	impose new or additional conditions to the funding of amounts pursuant to the commitment letter or otherwise expand, amend, modify or waive any of the conditions to such financing; or
•	otherwise expand, amend, modify or waive any provision of the commitment letter in a manner that would reasonably be expected to:
•	materially delay or make less likely the funding of amounts pursuant to the commitment letter, or satisfaction of the conditions to such financing, on the closing date;
•	materially adversely impact the ability of Cigna or New Cigna to enforce its rights against the applicable financing entities or any other parties to the commitment letter or the definitive agreements with respect to the provision of funds pursuant to the commitment letter; or
•	materially adversely affect the ability of Cigna or any of its subsidiaries to timely consummate the mergers and the other transactions contemplated by the merger agreement.

However, Cigna and New Cigna may modify, supplement or amend the commitment letter to:

•	add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the commitment letter as of the date of the merger agreement; and
•	implement or exercise any “market flex” provisions contained in the commitment letter.

The merger agreement requires Express Scripts to, and requires Express Scripts to cause its subsidiaries to and to use its reasonable best efforts to cause its and their respective representatives to, upon the reasonable request of Cigna or any of its subsidiaries, provide cooperation in connection with the provision of amounts pursuant to the commitment letter or any other financing of Cigna or any of its subsidiaries in connection with the mergers and the other transactions contemplated by the merger agreement, including by doing the following:

•	furnishing certain consolidated financial statements of Express Scripts;
•	providing financial information reasonably necessary for the preparation of pro forma financial information;
•	using reasonable best efforts to obtain and deliver required auditor consents;
•	using reasonable best efforts to cause Express Scripts’ independent accountants to participate in drafting sessions and accounting due diligence sessions in connection with the financing and provide customary comfort letters, to the extent required;
•	using reasonable best efforts to assist Cigna in its preparation of rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents and similar or related documents to be prepared in connection with the financing;
•	using reasonable best efforts to cooperate with customary marketing efforts of Cigna for the financing, including using reasonable best efforts to cause its management team to assist in preparation for and to participate in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;
•	delivering to Cigna, no later than four business days prior to the closing date, any documentation about Express Scripts required under applicable “know your customer” and anti-money laundering laws, to the extent requested by any applicable financing parties or Cigna;

•	informing Cigna promptly in writing if any member of the Express Scripts board of directors or any executive officer of Express Scripts (1) concludes that any previously issued financial statement of Express Scripts included or intended to be used in connection with the financing should no longer be relied upon as per Item 4.02 of Form 8-K under the Exchange Act or (2) has knowledge of any facts as a result of which a restatement of any of Express Scripts’ financial statements is required or reasonably likely;
•	cooperating with respect to the provision of guarantees, including by executing and delivering related definitive documents, to take effect following the closing in connection with such financing; and
•	providing customary authorization letters to applicable financing parties, authorizing the distribution of information to prospective lenders or investors and containing a representation that public side versions of such documents, if any, do not include material non-public information about Express Scripts or its subsidiaries.

The merger agreement provides that any required cooperation by Express Scripts, as described in the preceding sentence, will not unreasonably interfere with the ongoing operations of Express Scripts or its subsidiaries.

Neither Express Scripts nor any of its subsidiaries will be required to pay any commitment or other similar fee or incur any liability or expenses in connection with any financing to be obtained by Cigna in connection with the transactions contemplated by the merger agreement or any existing debt modification (as defined below), except such expenses for which Cigna or one of its subsidiaries is obligated to reimburse Express Scripts or, if reasonably requested by Express Scripts, for which funds that are actually necessary to pay such expenses are provided in advance by Cigna or one of its subsidiaries to Express Scripts. In addition, the merger agreement requires Cigna and its subsidiaries to indemnify and hold harmless Express Scripts, its subsidiaries and their respective representatives from and against any and all liabilities, losses and damages incurred by them in connection with the financing and any existing debt modification to the fullest extent permitted by law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses and damages are the result of gross negligence, bad faith or willful misconduct, material breach of the merger agreement, or material misstatements or omissions in information provided in writing for use in connection with the financing or any existing debt modification. Cigna will also reimburse Express Scripts and its subsidiaries for all reasonable and documented out-of-pocket costs or expenses actually incurred in connection with the financing or any existing debt modification, whether or not the mergers are consummated or the merger agreement is terminated.

Indebtedness

The merger agreement requires Express Scripts to facilitate the termination of all commitments in respect of the Amended and Restated Credit Agreement dated as of October 26, 2017, among Express Scripts, the lenders party thereto and Citibank, N.A., as administrative agent, and, to the extent requested by Cigna, the termination of any other indebtedness incurred by Express Scripts or any of its subsidiaries after the date of the merger agreement, the repayment in full of all obligations in respect of such indebtedness and the release of any liens securing such indebtedness and guarantees in connection with such indebtedness, in each case effective on the closing date, which we refer to as the existing credit facility terminations. The merger agreement also requires Express Scripts, to the extent requested by Cigna, to terminate, and to repay in full all of the obligations of Express Scripts and its subsidiaries with respect to and to release any guarantees in connection with, its commercial paper program, in each case effective on or prior to the closing date, which we refer to as the existing program termination.

In addition, with respect to Express Scripts’ existing indebtedness, the merger agreement provides that Cigna and/or any of its subsidiaries may:

•	commence any of the following:
•	one or more offers to purchase any or all of the outstanding series of senior notes of Express Scripts, which we refer to as the Express Scripts notes, for cash, which we refer to as the offers to purchase; or
•	one or more offers to exchange any or all of the outstanding Express Scripts notes for securities issued by Cigna or any of its subsidiaries, which we refer to as the offers to exchange; and

•	solicit the consent of the holders of Express Scripts notes regarding certain proposed amendments to the applicable indenture governing such Express Scripts notes, which we refer to as the consent solicitations.

We refer to the consent solicitations, the offers to purchase and offers to exchange (if any), the existing credit facility terminations and the existing program termination collectively as the existing debt modifications. The closing of any transaction described in this paragraph would not be consummated until, and would not be a condition to, the closing of the mergers and any such transaction would be funded using consideration provided by Cigna or any of its subsidiaries (other than Express Scripts and its subsidiaries). At the expense of Cigna and its subsidiaries, Express Scripts will, and will cause its subsidiaries to and will use its reasonable best efforts to cause its and their respective representatives to, upon the reasonable request of Cigna or any of its subsidiaries, provide cooperation in connection with any of the transactions described in this paragraph.

Indemnification and Insurance

The merger agreement requires, from and after the effective time, New Cigna to indemnify, to the fullest extent permitted by law, any person who is now, or has been at any time prior to the effective time, (1) an officer or director of Cigna or Express Scripts or any of their respective subsidiaries or (2) serving at the request of Cigna or Express Scripts as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, which we refer to as an indemnified person, in connection with any claim, demand, action, suit, proceeding, subpoena or investigation based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such indemnified person is or was an officer or director of Cigna or Express Scripts, as applicable, or any of their respective subsidiaries, or is or was serving at the request of Cigna or Express Scripts as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the effective time.

For six years from the effective time, Cigna and Express Scripts will not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of Cigna’s, Express Scripts’ or any of their respective subsidiaries’ certificates of incorporation or bylaws or similar organizational documents as in effect immediately prior to the effective time in any manner that would adversely affect the rights of any indemnified person under such organizational documents.

The merger agreement requires New Cigna to cause Cigna and Express Scripts, as the surviving corporations in the mergers, to maintain in effect for six years from the effective time, Cigna’s and Express Scripts’ current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the effective time; provided, however, that in no event will Cigna or Express Scripts be required to expend more than an amount per year equal to 450% of current annual premiums paid by Cigna or Express Scripts, as applicable, for such insurance. In the event that, but for the limitation described in the preceding sentence, Cigna or Express Scripts would be required to expend more than 450% of current annual premiums, Cigna or Express Scripts, as applicable, will obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 450% of current annual premiums.

In lieu of the foregoing, Cigna may purchase at or prior to the effective time, and Express Scripts, in consultation with, and with the consent of, Cigna, may (and at the request of Cigna, Express Scripts will use its reasonable best efforts to) purchase at or prior to the effective time, and/or New Cigna may purchase following the effective time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the effective time covering each indemnified person for an amount not to exceed 450% of current annual premiums. If such “tail” policy has been established by Cigna or Express Scripts, New Cigna will not terminate such policy and will cause all obligations of Cigna or Express Scripts under such policy to be honored by Cigna and Express Scripts, as applicable.

Tax Matters

The parties to the merger agreement intend that (1) the mergers, taken together, qualify as a transaction described in Section 351 of the Code and (2) the Cigna merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of New Cigna, Cigna and Express Scripts will (and will cause its subsidiaries to) use its reasonable best efforts to cause the mergers to qualify, and will not take or knowingly fail to take any action (and will cause its subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the mergers, taken together, from qualifying, as a transaction described in Section 351 of the Code. Each of New Cigna, Cigna and Express Scripts will (and will cause its subsidiaries to) use its reasonable best efforts to cause the Cigna merger to qualify, and will not take or knowingly fail to take any action (and will cause its subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Cigna merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

New Cigna Board of Directors

On June 27, 2018, the merger agreement was amended to provide that, effective at the effective time, the New Cigna board of directors will consist of 14 directors, comprising (1) eight independent members of the Cigna board of directors as of immediately prior to the effective time, (2) the Chief Executive Officer of Cigna, (3) four independent members of the Express Scripts board of directors as of immediately prior to the effective time and (4) subject to his willingness to serve, Dr. Mark McClellan; provided that if Dr. McClellan is unwilling to serve, the New Cigna board of directors will consist of 13 directors, comprising (1) eight independent members of the Cigna board of directors as of immediately prior to the effective time, (2) the Chief Executive Officer of Cigna and (3) four independent members of the Express Scripts board of directors as of immediately prior to the effective time. Under the terms of the merger agreement, Express Scripts provided to Cigna a list of independent members of the Express Scripts board of directors willing to serve as members of the New Cigna board of directors and Cigna selected four members of the Express Scripts board of directors from such list. See the section entitled “The Mergers — New Cigna’s Board of Directors and Management after the Mergers” beginning on page 155.

Combined Company Operations

The merger agreement contains certain other covenants and agreements relating to the operations of New Cigna from and after the closing, including the following:

•	At the closing, Timothy Wentworth, the Chief Executive Officer and President of Express Scripts, will be appointed as a division President reporting to the Chief Executive Officer of New Cigna.
•	After the closing, the corporate headquarters, principal executive offices and related corporate and operational functions of New Cigna will be located in Bloomfield, Connecticut and the principal executive offices and related corporate and operational functions for Express Scripts’ business will be located in St. Louis, Missouri.
•	After the closing, Express Scripts’ products and services marketed and branded under the name “Express Scripts” will continue to be marketed and branded under such name.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Cigna and Express Scripts in the preparation of this joint proxy statement/prospectus;
•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;
•	cooperation between Cigna and Express Scripts in the defense or settlement of any stockholder litigation relating to the transactions contemplated by the merger agreement;
•	cooperation between Cigna and Express Scripts in connection with public announcements;
•	actions by Cigna, New Cigna and Express Scripts to exempt certain dispositions of Cigna common stock, dispositions of Express Scripts common stock and acquisitions of New Cigna common stock under Rule 16b-3 promulgated under the Exchange Act;
•	cooperation between Cigna and Express Scripts in delisting the Express Scripts common stock from Nasdaq and terminating the registration of Express Scripts common stock under the Exchange Act, effective as of the effective time;

•	actions by Cigna and New Cigna to cause the shares of New Cigna common stock to be issued in connection with the mergers and shares of New Cigna common stock to be reserved upon settlement or exercise of equity awards in respect of New Cigna common stock to be listed on the NYSE, subject to official notice of issuance, prior to the effective time, under the trading symbol “CI”; and
•	Cigna’s and New Cigna’s agreement to make certain charitable contributions in connection with the closing.

Conditions to the Mergers

Each party’s obligation to effect the mergers is subject to the satisfaction or (to the extent permitted by law) waiver by Cigna and Express Scripts at or prior to the effective time of the following conditions:

•	Cigna Stockholder Approval. Cigna having obtained the affirmative vote of the holders of a majority of the outstanding shares of Cigna common stock entitled to vote at the Cigna special meeting in favor of the adoption of the merger agreement.
•	Express Scripts Stockholder Approval. Express Scripts having obtained the affirmative vote of the holders of a majority of the outstanding shares of Express Scripts common stock entitled to vote at the Express Scripts special meeting in favor of the adoption of the merger agreement.
•	Absence of Legal Restraint. No law having been adopted or promulgated, or being in effect, and no temporary, preliminary or permanent injunction or order issued by one or more specified governmental entities of competent jurisdiction being in effect, in each case having the effect of making the mergers illegal or otherwise prohibiting consummation of the mergers or imposing, individually or in the aggregate, a burdensome condition.
•	Absence of Legal Proceedings. None of specified governmental entities having instituted any action or proceeding (which remains pending at what would otherwise be the closing date) before any U.S. court or other governmental entity of competent jurisdiction seeking to temporarily or permanently enjoin, restrain or otherwise prohibit consummation of the mergers or impose a legal restraint.
•	Regulatory Approvals. The waiting period (and any extension thereof) applicable to the mergers and the other transactions contemplated by the merger agreement under the HSR Act having been terminated or having expired without the imposition, individually or in the aggregate, of a burdensome condition, and the approvals or consents of specified governmental entities having been received and being in full force and effect without the imposition, individually or in the aggregate, of a burdensome condition.
•	NYSE Listing. The shares of New Cigna common stock to be issued in the mergers having been approved for listing on the NYSE, subject to official notice of issuance.
•	Effectiveness of Registration Statement. The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part having been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceeding for that purpose having been initiated or threatened by the SEC.

The obligations of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub to effect the mergers are subject to the satisfaction, or waiver by Cigna, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties.
•	Certain representations and warranties of Express Scripts relating to corporate organization and power, authorization and validity of the merger agreement, authorization and validity of Express Scripts common stock and related matters, absence of brokers or similar intermediaries, state takeover statutes, opinions of financial advisors, board approval and the Express Scripts stockholder approval being true and correct in all material respects, in each case both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
•	Certain representations and warranties of Express Scripts relating to the outstanding common stock of Express Scripts, the outstanding equity awards of Express Scripts and related matters being true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).

•	Certain representations and warranties of Express Scripts relating to the absence of a material adverse effect with respect to Express Scripts being true and correct in all respects both when made and at and as of the closing date.
•	All other representations and warranties of Express Scripts set forth in the merger agreement being true and correct both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.
•	Covenants. Express Scripts having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. Cigna having received a certificate of an executive officer of Express Scripts, dated as of the closing date, certifying that the conditions described in this paragraph under “— Representations and Warranties” and “— Covenants” have been satisfied.
•	Tax Opinion. Cigna having received a written opinion from Wachtell Lipton, dated as of the closing date and in form and substance reasonably satisfactory to Cigna, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, (1) the mergers, taken together, will be treated as a transaction described in Section 351 of the Code or (2) the Cigna merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell Lipton is entitled to receive and rely upon representations contained in certificates of officers of Cigna, New Cigna, Cigna Merger Sub, Express Scripts Merger Sub and Express Scripts, reasonably satisfactory in form and substance to such counsel. In the event that Cigna waives the condition to receive such tax opinion and the consequences of not receiving such opinion would be material to the Cigna stockholders, Cigna will call an additional special meeting in order to resolicit the vote of the Cigna stockholders to approve the proposal to adopt the merger agreement.

The obligations of Express Scripts to effect the mergers are subject to the satisfaction, or waiver by Express Scripts, at or prior to the effective time of the following additional conditions:

•	Representations and Warranties.
•	Certain representations and warranties of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub relating to corporate organization and power, authorization and validity of the merger agreement, authorization and validity of Cigna common stock and related matters, absence of brokers or similar financial intermediaries, state takeover statutes, opinion of financial advisor and board approval being true and correct in all material respects, in each case both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
•	Certain representations and warranties of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub relating to the outstanding common stock of Cigna and New Cigna, the outstanding equity awards of Cigna and related matters being true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).
•	Certain representations and warranties of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub relating to the absence of a material adverse effect with respect to Cigna being true and correct in all respects both when made and at and as of the closing date.

•	All other representations and warranties of Cigna, New Cigna, Cigna Merger Sub and Express Scripts Merger Sub set forth in the merger agreement being true and correct both when made and at and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.
•	Covenants. Cigna having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time.
•	Officer’s Certificate. Express Scripts having received a certificate of an executive officer of Cigna, dated as of the closing date, certifying that the conditions described in this paragraph under “— Representations and Warranties” and “— Covenants” have been satisfied.
•	Tax Opinion. Express Scripts having received a written opinion from Skadden, dated as of the closing date and in form and substance reasonably satisfactory to Express Scripts, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, Skadden will be entitled to receive and rely upon representations contained in certificates of officers of Cigna, New Cigna, Cigna Merger Sub, Express Scripts Merger Sub and Express Scripts, reasonably satisfactory in form and substance to such counsel. In the event that Express Scripts waives the condition to receive such tax opinion and the consequences of not receiving such opinion would be material to the Express Scripts stockholders, Express Scripts will call an additional special meeting in order to resolicit the vote of the Express Scripts stockholders to approve the proposal to adopt the merger agreement.

Termination

The merger agreement may be terminated and the mergers abandoned at any time prior to the effective time (except as provided below, whether before or after the adoption of the merger agreement by Cigna stockholders or Express Scripts stockholders) by mutual written consent of Cigna and Express Scripts or as follows:

•	By either Cigna or Express Scripts:
•	if the effective time has not occurred on or before December 8, 2018, provided that, if on this termination date, any of the conditions described under the sections entitled “— Conditions to the Mergers — Absence of Legal Restraint” (only to the extent the applicable legal restraint relates to a regulatory law) or “— Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, is not satisfied but all other closing conditions either have been satisfied or would have been satisfied if the closing were to occur on such date, then the termination date may be extended by either Cigna or Express Scripts to June 8, 2019 (provided further that this right to terminate the merger agreement will not be available to any party whose material breach of any obligation under the merger agreement has been the primary cause of the failure of the effective time to occur on or before the termination date);
•	if any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the mergers or otherwise prohibiting the consummation of the mergers has become final and non-appealable (provided that this right to terminate the merger agreement will not be available to any party whose material breach of any obligation under the merger agreement has been the primary cause of the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted); or
•	if (1) the adoption of the merger agreement by Express Scripts stockholders has not been obtained upon a vote on the proposal to adopt the merger agreement at the Express Scripts special meeting or (2) the adoption of the merger agreement by Cigna stockholders has not been obtained upon a vote on the proposal to adopt the merger agreement at the Cigna special meeting (in each case, as the applicable meeting may have been adjourned or postponed in accordance with the merger agreement);

•	By Express Scripts:
•	prior to the adoption of the merger agreement by Cigna stockholders, if there has been a change in recommendation effected by the Cigna board of directors (or the Cigna board of directors has resolved to effect a change in recommendation), whether or not such change in recommendation is permitted by the merger agreement provisions described in the section entitled “— Covenants and Agreements — Changes in Board Recommendations” beginning on page 177;
•	prior to the adoption of the merger agreement by Express Scripts stockholders, in order to enter into a definitive agreement with respect to a superior proposal, subject to material compliance with the merger agreement provisions described under the section entitled “— Covenants and Agreements — No Solicitation” beginning on page 175 and the prior or concurrent payment of a $1.6 billion termination fee to Cigna; or
•	if Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub has breached or failed to perform any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub has become untrue, in either case such that the applicable closing condition would not be satisfied, and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if such breach is reasonably capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach from Express Scripts to Cigna and (b) the termination date (provided that this right to terminate the merger agreement will not be available to Express Scripts if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Express Scripts has become untrue, in either case so as to result in the failure of the applicable closing condition);
•	By Cigna:
•	prior to the adoption of the merger agreement by Express Scripts stockholders, if there has been a change in recommendation effected by the Express Scripts board of directors (or the Express Scripts board of directors has resolved to effect a change in recommendation), whether or not such change in recommendation is permitted by the merger agreement provisions described under the section entitled “— Covenants and Agreements — Changes in Board Recommendations” beginning on page 177;
•	prior to the adoption of the merger agreement by Cigna stockholders, in order to enter into a definitive agreement with respect to a superior proposal, subject to material compliance with the merger agreement provisions described under the section entitled “— Covenants and Agreements — No Solicitation” beginning on page 175 and the prior or concurrent payment of a $1.6 billion termination fee to Express Scripts; or
•	if Express Scripts has breached or failed to perform any representation, warranty, covenant or agreement contained in the merger agreement, or if any representation or warranty of Express Scripts has become untrue, in either case such that the applicable closing condition would not be satisfied, and (1) such breach is not reasonably capable of being cured prior to the termination date or (2) if such breach is reasonably capable of being cured prior to the termination date, such breach has not been cured prior to the earlier of (a) 30 days following written notice of such breach from Cigna to Express Scripts and (b) the termination date (provided that this right to terminate the merger agreement will not be available to Cigna if Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of Cigna, New Cigna, Cigna Merger Sub or Express Scripts Merger Sub has become untrue, in either case so as to result in the failure of the applicable closing condition).

Effect of Termination

In the event of termination of the merger agreement as described in the section entitled “— Termination” beginning on page 190, there will be no liability or obligation on the part of any party to the other party under the merger agreement, except that:

•	the confidentiality agreement between Cigna and Express Scripts will survive the termination;
•	certain provisions of the merger agreement will survive the termination, including the merger agreement provisions described in the section entitled “— Termination Fees; Expenses” beginning on page 192 and this section; and
•	termination of the merger agreement will not relieve any party from any liability or damages (including with respect to breaches of the merger agreement pursuant to which the reverse termination fee becomes payable), incurred or suffered by a party to the extent such liability or damages arise out of fraud or any intentional breach of any covenant or agreement in the merger agreement occurring prior to the termination (in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity); provided, however, that, in the event that any termination fee or reverse termination fee becomes due and payable to a party in accordance with the merger agreement and, in the case of the reverse termination fee, such party has not engaged in fraud or intentionally breached any covenant or agreement in the merger agreement, the payment of such fee and any applicable expenses will be the sole and exclusive remedy of such party for (1) any loss, liability or damages suffered, directly or indirectly, as a result of the failure of the mergers to be consummated, (2) the termination of the merger agreement, (3) any liabilities or obligations arising under the merger agreement, or (4) any claims or actions or other losses arising out of or relating to the merger agreement or any breach, termination or failure of or under the merger agreement.

Termination Fees; Expenses

All fees and expenses incurred in connection with the mergers will be the obligation of the respective party incurring such fees and expenses, except (1) Cigna and Express Scripts will each bear and pay one-half of the expenses incurred in connection with (a) the filing, printing and mailing of this joint proxy statement/prospectus and (b) filing fees related to the mergers and the merger agreement under the HSR Act, (2) as provided in the merger agreement provisions described in the sections entitled “— Covenants and Agreements — Financing” and “— Covenants and Agreements — Indebtedness” beginning on pages 183 and 185, respectively, and (3) as provided in the merger agreement provisions described in the section entitled “— Effect of Termination” beginning on page 192 and this section.

If the merger agreement is terminated under certain circumstances, Express Scripts or Cigna, as applicable, will be required to pay the other party a termination fee of $1.6 billion, which we refer to as the termination fee. The termination fee will be payable by Express Scripts to Cigna in any of the following circumstances:

•	(1) if Cigna terminates the merger agreement because of a change in recommendation by the Express Scripts board of directors or (2) if the merger agreement is terminated because of a failure to obtain the Express Scripts stockholder vote in favor of the adoption of the merger agreement and, at the time of such termination under (2), Cigna had the right to terminate the merger agreement because the Express Scripts board of directors had previously changed its recommendation;
•	if all of the following events occur:
•	Cigna or Express Scripts terminates the merger agreement because of a failure of the closing to occur by the termination date or a failure to obtain the Express Scripts stockholder vote in favor of the adoption of the merger agreement, or Cigna terminates the merger agreement because of a breach of Express Scripts’ covenants in respect of a covenant required to be performed by Express Scripts under the merger agreement;
•	after the date of the merger agreement, an acquisition proposal with respect to Express Scripts is publicly disclosed or announced or becomes publicly known, and is not publicly withdrawn:
•	prior to the termination date (in the case of a termination resulting from a failure of the closing to occur by the termination date);

•	at or prior to the time of the Express Scripts special meeting (in the case of a termination resulting from a failure to obtain the Express Scripts stockholder vote in favor of the adoption of the merger agreement); or
•	prior to the termination of the merger agreement (in the case of a termination resulting from a breach of Express Scripts’ covenants);
•	the conditions described under the sections entitled “— Conditions to the Mergers — Absence of Legal Restraint” (but only with respect to legal restraints that relate to a regulatory law) and “— Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, have been satisfied or waived (in the case of a termination resulting from a failure of the closing to occur by the termination date); and
•	within 12 months following such termination, Express Scripts or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or
•	if Express Scripts terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.

The termination fee will be payable by Cigna to Express Scripts in any of the following circumstances:

•	(1) if Express Scripts terminates the merger agreement because of a change in recommendation by the Cigna board of directors or (2) if the merger agreement is terminated because of a failure to obtain the Cigna stockholder vote in favor of the adoption of the merger agreement and, at the time of such termination under (2), Express Scripts had the right to terminate the merger agreement because the Cigna board of directors had previously changed its recommendation;
•	if all of the following events occur:
•	Cigna or Express Scripts terminates the merger agreement because of a failure of the closing to occur by the termination date or a failure to obtain the Cigna stockholder vote in favor of the adoption of the merger agreement, or Express Scripts terminates the merger agreement because of a breach of Cigna’s covenants in respect of a covenant required to be performed by Cigna under the merger agreement;
•	after the date of the merger agreement, an acquisition proposal with respect to Cigna is publicly disclosed or announced or becomes publicly known, and is not publicly withdrawn:
•	prior to the termination date (in the case of a termination resulting from a failure of the closing to occur by the termination date);
•	at or prior to the time of the Cigna special meeting (in the case of a termination resulting from a failure to obtain the Cigna stockholder vote in favor of the adoption of the merger agreement); or
•	prior to the termination of the merger agreement (in the case of a termination resulting from a breach of Cigna’s covenants);
•	the conditions described under the sections entitled “— Conditions to the Mergers — Absence of Legal Restraint” (but only with respect to legal restraints that relate to a regulatory law) and “— Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, have been satisfied or waived (in the case of a termination resulting from a failure of the closing to occur by the termination date); and
•	within 12 months following such termination, Cigna or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or
•	if Cigna terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal.

If the merger agreement is terminated under certain circumstances, Cigna will be required to pay Express Scripts a termination fee of $2.1 billion, which we refer to as the reverse termination fee. The reverse termination fee will be payable by Cigna to Express Scripts if Cigna or Express Scripts terminates the merger agreement (1) because a legal restraint prohibiting consummation of the mergers has become final and non-appealable, but only if the applicable legal restraint relates to a regulatory law, or (2) because the closing has not occurred by the termination date and, in the case of this clause (2), at the time of such termination, all of the conditions to Cigna’s obligation to effect the mergers have been satisfied or validly waived (other than one or both of (a) the conditions described under the sections entitled “— Conditions to the Mergers — Absence of Legal Restraint” (but only if the applicable legal restraint relates to a regulatory law) or “— Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, and (b) those conditions that by their nature are to be satisfied at the closing, provided that those conditions were capable of being satisfied if the closing occurred on the date of the termination). However, no reverse termination fee will be payable in the event that Express Scripts’ material breach of its obligations under the merger agreement provisions described in the section entitled “— Covenants and Agreements — Governmental and Regulatory Approvals” beginning on page 179, or its obligation not to take any action that would reasonably be expected to prevent or materially delay or materially impair the consummation of the mergers, is the primary cause of the failure of one of the conditions described under the sections entitled “— Conditions to the Mergers — Absence of Legal Restraint” or “— Conditions to the Mergers — Regulatory Approvals”, each beginning on page 188, to be satisfied.

Notwithstanding the foregoing, in no event will the termination fee be paid to a party more than once, and in no event will Cigna be required to pay both the termination fee and the reverse termination fee.

Amendment and Waiver

Amendment

The merger agreement may be amended by the parties, at any time before or after approval of the matters presented in connection with the mergers by Express Scripts stockholders, but, after any such approval, no amendment will be made which by law requires further approval by such stockholders, without approval by such stockholders.

Waiver

Any agreement on the part of the parties to the merger agreement to any waiver will be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights, nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

Specific Performance and Third-Party Beneficiaries

Specific Performance

The parties agreed in the merger agreement that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the merger agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is waived. The parties agreed that they would be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to confer, and does not confer, any rights or remedies under or by reason of the merger agreement on any persons other than the parties and their respective successors and permitted assigns, other than (1) as described in the section entitled “— Covenants and Agreements — Indemnification and Insurance” beginning on page 186, (2) the right of each of Express Scripts’ and its affiliates’ respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives of Express Scripts and its affiliates to be indemnified by Cigna and its subsidiaries from and against any and all losses and claims incurred by them in connection with the financing to be obtained by Cigna or its subsidiaries in connection with the mergers and any existing debt modification and (3) the right of each of certain financing sources to enforce provisions of the merger agreement relating to certain aspects of any proceedings involving such financing sources arising out of or relating to the merger agreement or the financing to be obtained by Cigna or its subsidiaries in connection with the mergers.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the mergers applicable to U.S. holders and non-U.S. holders (each as defined below) of (1) Cigna common stock that receive shares of New Cigna common stock pursuant to the Cigna merger and (2) Express Scripts common stock that receive shares of New Cigna common stock and cash pursuant to the Express Scripts merger. This discussion is limited to U.S. holders and non-U.S. holders that hold their shares of Cigna common stock or Express Scripts common stock, as applicable, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the Code, the Treasury Regulations, judicial authorities and published positions of the Internal Revenue Service, which we refer to as the IRS, all as currently in effect, and all of which are subject to change or differing interpretations possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not address all of the U.S. federal income tax consequences and considerations that may be relevant to a particular holder in light of such holder’s particular facts and circumstances and does not apply to holders that are subject to special treatment under U.S. federal income tax laws, such as, for example, banks or other financial institutions; insurance companies, regulated investment companies, real estate investment trusts or mutual funds; holders liable for the alternative minimum tax; certain former citizens or former long-term residents of the United States; U.S. holders having a “functional currency” other than the U.S. dollar; tax-exempt organizations; holders that exercise dissenters’ rights; dealers in securities or currencies; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (or investors therein); subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts; traders in securities that elect to use a mark to market method of accounting; holders that hold (or that held, directly or constructively, at any time during the five year period ending on the date of the disposition of such holder’s Cigna common stock or Express Scripts common stock pursuant to the mergers) 5% or more of the outstanding Cigna common stock or Express Scripts common stock, directly or constructively; holders that hold Cigna common stock or Express Scripts common stock as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated or risk reduction transaction; “controlled foreign corporations”; “passive foreign investment companies”; and stockholders that acquired their shares of Cigna common stock or Express Scripts common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any tax consequences of the mergers under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or foreign tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not address any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Cigna common stock or Express Scripts common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the mergers to them.

All holders are urged to consult with their tax advisors as to the specific tax consequences of the mergers to them in light of their particular facts and circumstances, including the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cigna common stock or Express Scripts common stock, as applicable, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust, (1) if a court within the United States is able to exercise primary supervision over the trust’s administration and U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of shares of Cigna common stock or Express Scripts common stock, as applicable, that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Tax Consequences of the Mergers Generally

It is a condition to Express Scripts’ obligation to complete the Express Scripts merger that Express Scripts receive a written opinion of its counsel, Skadden, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In the event that Express Scripts waives the condition to receive such tax opinion and the consequences of not receiving such opinion would be material to the Express Scripts stockholders, Express Scripts will call an additional special meeting in order to resolicit the vote of the Express Scripts stockholders to approve the proposal to adopt the merger agreement. It is a condition to Cigna’s obligation to complete the Cigna merger that Cigna receive an opinion of its special counsel, Wachtell Lipton, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code, or that the Cigna merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Cigna waives the condition to receive such tax opinion and the consequences of not receiving such opinion would be material to the Cigna stockholders, Cigna will call an additional special meeting in order to resolicit the vote of the Cigna stockholders to approve the proposal to adopt the merger agreement. In rendering such opinions, counsel will require and rely upon representations contained in letters and certificates to be received from New Cigna, Cigna and Express Scripts, and such opinions will also be based on customary factual assumptions, as well as certain covenants and undertakings of New Cigna, Cigna and Express Scripts.

In addition, in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, (i) Express Scripts’ counsel, Skadden, delivered an opinion to Express Scripts (which opinion is filed as Exhibit 8.2 to the registration statement) to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code, with the material U.S. federal income tax consequences of the mergers to holders of Express Scripts common stock described below in the section entitled “— Tax Consequences to Holders of Express Scripts Common Stock,” and (ii) Cigna’s special counsel, Wachtell Lipton, delivered an opinion to Cigna (which opinion is filed as Exhibit 8.1 to the registration statement) to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Code, or that the Cigna merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, with the material U.S. federal income tax consequences of the mergers to holders of Cigna common stock described below in the section entitled “— Tax Consequences to Holders of Cigna Common Stock.” Such opinions are conditioned on the accuracy, as of the date of the opinion and the effective date of the mergers, of representations contained in letters and certificates received from New Cigna, Cigna and Express Scripts, and are based on customary factual assumptions, as well as certain covenants and undertakings of New Cigna, Cigna and Express Scripts.

If any of the representations, assumptions, covenants or undertakings underlying any of the tax opinions described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, the tax opinions described above may be affected or jeopardized and the U.S. federal income tax consequences of the mergers could differ materially from those described below. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions.

Moreover, none of the tax opinions given in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part or in connection with the closing of the mergers will be binding on the IRS or any court. Neither Cigna nor Express Scripts has sought or will seek any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the mergers could be adversely affected.

Tax Consequences to Holders of Cigna Common Stock

As described in the opinion of counsel filed as Exhibit 8.1 to the registration statement, and subject to the limitations, assumptions and qualifications described herein and therein, the material U.S. federal income tax consequences of the mergers to U.S. holders and non-U.S. holders of Cigna common stock will be as follows:

•	a U.S. holder or non-U.S. holder of Cigna common stock will not recognize gain or loss upon the exchange of its Cigna common stock for New Cigna common stock pursuant to the Cigna merger,
•	the aggregate tax basis of the New Cigna common stock such U.S. holder or non-U.S. holder of Cigna common stock receives pursuant to the Cigna merger will be equal to the aggregate tax basis of the Cigna common stock exchanged therefor; and
•	the holding period of the New Cigna common stock received by a U.S. holder or non-U.S. holder pursuant to the Cigna merger will include such U.S. holder’s or non-U.S. holder’s holding period of the Cigna common stock surrendered in exchange therefor.

Tax Consequences to Holders of Express Scripts Common Stock

As described in the opinion of counsel filed as Exhibit 8.2 to the registration statement, and subject to the limitations, assumptions and qualifications described herein and therein, the following sets forth the material U.S. federal income tax consequences of the mergers to U.S. holders and non-U.S. holders of Express Scripts common stock.

U.S. Holders

Subject to the discussions below relating to any cash consideration provided by Express Scripts and under the section entitled “— Potential Application of Section 304 of the Code” beginning on page 198, the U.S. federal income tax consequences of the mergers to U.S. holders of Express Scripts common stock will be as follows:

•	a U.S. holder that receives a combination of New Cigna common stock and cash in exchange for shares of Express Scripts common stock pursuant to the Express Scripts merger will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of the fair market value of New Cigna common stock and cash received over such U.S. holder’s tax basis in the Express Scripts common stock surrendered and (2) the amount of cash received by such U.S. holder;
•	the aggregate tax basis of the shares of New Cigna common stock received pursuant to the Express Scripts merger will be the same as the aggregate tax basis of the shares of Express Scripts common stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain recognized on the exchange; and
•	the holding period of the New Cigna common stock received pursuant to the Express Scripts merger will include the holding period of the shares of Express Scripts common stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of shares of Express Scripts common stock at different times or at different prices, any gain or loss must be determined separately with respect to each block of shares of Express Scripts common stock that is surrendered in the exchange, and such U.S. holder may not offset a loss realized on one block of the shares against gain recognized on another block of the shares. Subject to the discussion below regarding the potential application of Section 304 of the Code, any such gain recognized by such U.S. holder will be treated as capital gain and will be long-term capital gain if such U.S. holder’s holding period for shares of Express Scripts common stock that are surrendered in the exchange is more than one year as of the effective time of the Express Scripts merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates.

To the extent, however, that any portion of the cash consideration received by a U.S. holder is considered to be provided by Express Scripts, such cash should be treated as received in a redemption by Express Scripts of a portion of such U.S. holder’s shares of Express Scripts common stock. In such case, subject to possible dividend treatment if such U.S. holder does not satisfy either the “substantially disproportionate” or “not essentially equivalent to a dividend” test described under the section entitled “—Potential Application of Section 304 of the

Code” (determined by reference to the percentage of Express Scripts common stock held directly, indirectly or constructively by such U.S. holder immediately before and after such redemption, and taking into account all sales and purchases made by such U.S. holder (or by persons whose shares are attributed to such U.S. holder for U.S. federal income tax purposes) in connection with such redemption, including the Express Scripts merger), a U.S. holder would recognize capital gain or loss equal to the difference between such cash and such U.S. holder’s tax basis in the portion of such holder’s shares of Express Scripts common stock treated as redeemed.

Potential Application of Section 304 of the Code. Notwithstanding the foregoing, the U.S. federal income tax consequences of the mergers to U.S. holders of Express Scripts common stock could be different from those described above if Section 304 of the Code applied to the Express Scripts merger. Section 304 of the Code will apply to the Express Scripts merger if the Express Scripts stockholders, in the aggregate, owned 50% or more of New Cigna common stock immediately after the mergers, taking into account certain constructive ownership rules under the Code. It may not be possible to establish with certainty at the time of the Express Scripts merger whether or not the 50% ownership requirement is satisfied because the ownership information necessary to make such determination may not be available.

If Section 304 of the Code were to apply to the Express Scripts merger, a U.S. holder of Express Scripts common stock would be treated as having (1) exchanged a portion of such U.S. holder’s shares of Express Scripts common stock equal in value to the New Cigna common stock received pursuant to the Express Scripts merger in a nontaxable transaction and (2) received the cash received pursuant to the Express Scripts merger (other than any portion of such cash considered to be provided by Express Scripts) as a distribution in redemption of New Cigna common stock deemed received by such U.S. holder in exchange for such U.S. holder’s remaining portion of its Express Scripts common stock (other than any Express Scripts common stock considered as redeemed by Express Scripts), which we refer to as the “deemed redemption.” As a result, subject to the discussion below regarding potential dividend treatment, U.S. holders of Express Scripts common stock would recognize capital gain or loss equal to the difference between the amount of such cash and such U.S. holder’s tax basis in the portion of its Express Scripts common stock that is treated as being exchanged for such cash. Any such gain or loss recognized by such U.S. holder would be treated as capital gain or loss and would be treated as long-term capital gain or loss if such U.S. holder’s holding period for shares of Express Scripts common stock treated as exchanged for cash is more than one year as of the effective time of the Express Scripts merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Notwithstanding the above, in certain circumstances, the cash consideration received by a U.S. holder of Express Scripts common stock pursuant to the Express Scripts merger could be treated as having been received in a deemed redemption of New Cigna common stock having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder generally would recognize dividend income up to the amount of the cash received. Under those tests, such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a U.S. holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend.” The deemed redemption generally will be not “substantially disproportionate” with respect to a U.S. holder if the percentage of the outstanding New Cigna common stock that the U.S. holder actually and constructively owns immediately after the Express Scripts merger is greater than or equal to 80% of the percentage of the outstanding New Cigna common stock that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will be considered to be “essentially equivalent to a dividend” if it does not result in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of New Cigna applying constructive ownership rules. The IRS has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has even a small reduction in such stockholder’s percentage of stock ownership under the above analysis. In applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales or purchases of New Cigna common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account.

Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of Express Scripts common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules (such as the desirability of selling their shares of Cigna common stock or Express Scripts common stock, and the considerations relating to the timing of any such sales).

Non-U.S. Holders

The U.S. federal income tax consequences of the Express Scripts merger to non-U.S. holders that receive a combination of shares of New Cigna common stock and cash in exchange for shares of Express Scripts common stock pursuant to the Express Scripts merger will be the same as those described above for U.S. holders of Express Scripts common stock, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the Express Scripts merger unless:

•	such gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of such non-U.S. holder in the United States); or
•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses, if any, of the non-U.S. holder.

As discussed above under the section entitled “— U.S. Holders” with respect to any cash consideration provided by Express Scripts and under the section entitled “— U.S. Holders — Potential Application of Section 304 of the Code” beginning on page 198, in certain circumstances, the cash consideration received pursuant to the Express Scripts merger by a non-U.S. holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such non-U.S. holder would be treated as receiving a dividend up to the amount of the cash received. Any amount so treated generally would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of such non-U.S. holder in the United States). Because it may not be certain at the time the Express Scripts merger closes whether Section 304 of the Code applies to the merger or what portion, if any, of the cash consideration is treated as provided by Express Scripts, and because the application of Sections 302 and 304 of the Code will depend on a non-U.S. holder’s particular circumstances, a withholding agent may not be able to determine the amount subject to such withholding with respect to a non-U.S. holder of Express Scripts common stock. Accordingly, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of the cash consideration payable to such non-U.S. holder pursuant to the Express Scripts merger, unless (1) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (2) such non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that such withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from the cash consideration so payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the Express Scripts merger, and the possible desirability of selling their shares of Express Scripts common stock or Cigna common stock (and considerations relating to the timing of any such sales).

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Express Scripts common stock in the Express Scripts merger may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Non-U.S. holders may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding.

The tax consequences of the mergers will depend on a holder’s specific situation. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences of the mergers to them in light of their particular circumstances, as well as the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.

ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR EXPRESS SCRIPTS’ NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the actual or potential compensation for each named executive officer of Express Scripts that is based on or otherwise relates to the mergers. This compensation is referred to as golden parachute compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers. The golden parachute compensation payable to these individuals is subject to a non-binding, advisory vote of the Express Scripts stockholders, as described below in this section.

As described under “Interests of Express Scripts Executive Officers and Directors in the Mergers — Agreements with Cigna” beginning on page 154 above, Mr. Wentworth has entered into a retention agreement with Cigna that will become effective upon the effective date of the mergers. The merger-related compensation described below is based on Mr. Wentworth’s employment arrangements with Express Scripts and does not include amounts payable under his new retention agreement with Cigna following the closing of the mergers (including (i) post-closing salary, annual incentive compensation, retention awards and other compensation and benefits, and (ii) the excise tax reimbursement payable to Mr. Wentworth in certain circumstances).

Assuming that the mergers were completed and the employment of each of the named executive officers was terminated other than for cause or disability on May 14, 2018, each named executive officer would receive approximately the amounts set forth in the table below. The following table does not include any amount that would be payable upon a termination of service that is not in connection with the mergers. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name[1]	Cash ($)[2]	Equity ($)[3]	Pension / NQDC ($)[4]	Perquisites / Benefits ($)[5]	Tax Reimbursement ($)[6]	Other ($)	Total ($)
Timothy Wentworth	13,413,698	40,295,962	—	68,691	—	—	53,778,351
James Havel	4,600,274	7,141,891	—	23,852	—	—	11,766,017
Christine Houston	4,200,000	9,201,849	—	23,198	—	—	13,425,047
Everett Neville	3,996,576	8,083,329	—	36,120	—	—	12,116,025
David Queller	3,208,220	7,696,081	—	21,658	—	—	10,925,959
(1)	As noted above, this table does not include Eric Slusser, former Executive Vice President and Chief Financial Officer of Express Scripts, whose employment terminated on March 31, 2018, and who is not entitled to any enhanced or accelerated compensation or benefits in connection with the mergers.
(2)	Represents 2.0 times the named executive officer’s (1) bonus for the 2018 year, as described under the section entitled “The Mergers — Interests of Express Scripts Executive Officers and Directors in the Mergers — Annual Bonus for Year of Closing” beginning on page 152, (2) annual base salary and (3) target bonus. The amount described in (1) above is a “single-trigger” payment (that is, it is payable upon the closing of the mergers), whereas the amounts disclosed in (2) and (3) above are “double-trigger” payments (that is, they are payable upon a qualifying termination that occurs within two years following a change in control). For the avoidance of doubt, pursuant to the terms of the merger agreement, the bonus payable under (1) would be made in lieu of any pro-rata bonus to which named executive officer would be entitled in respect of 2018 under the terms of his or her executive employment agreement. Additionally, amounts reflected for (1) and (3) are pro-rated based on compensation adjustments made in early 2018 for Messrs. Wentworth, Havel, Neville and Queller. The following table reflects the components of the amounts disclosed in the “cash” column of the golden parachute compensation table above for each of the named executive officers.
Named Executive Officer	2018 Bonus ($)	Salary x 2.0 ($)	Bonus x 2.0 ($)	Total Cash ($)
Timothy Wentworth	5,206,849	3,000,000	5,206,849	13,413,698
James Havel	1,530,137	1,540,000	1,530,137	4,600,274
Christine Houston	1,400,000	1,400,000	1,400,000	4,200,000
Everett Neville	1,323,288	1,350,000	1,323,288	3,996,576
David Queller	984,110	1,240,000	984,110	3,208,220

(3)	Represents the value of performance share unit, option and restricted stock unit payments as follows:
Named Executive Officer	Value of Performance Share Units ($)A	Value of Option Payments ($)B	Value of Restricted Stock Units ($)C	Total Equity ($)
Timothy Wentworth	27,334,787	2,437,602	10,523,573	40,295,962
James Havel	3,577,520	—	3,564,371	7,141,891
Christine Houston	6,205,816	588,404	2,407,629	9,201,849
Everett Neville	5,480,295	470,060	2,132,974	8,083,329
David Queller	5,202,139	500,163	1,993,779	7,696,081
(A)	Represents the number of shares subject to the unvested portion of the performance share units as of May 14, 2018 that would vest on a single-trigger basis multiplied by the average closing market price of Express Scripts common stock over the five business day period commencing on March 9, 2018 (as required by SEC rules) and assuming vesting at 125% for 2016 awards, 152% for 2017 awards and 250% (maximum level) for 2018 awards, respectively. Actual level of performance for 2016 and 2017 performance share unit awards will be determined by the compensation committee of the Express Scripts board of directors in its sole discretion in accordance with the terms and conditions of the applicable award agreement.
(B)	Represents the number of shares subject to the unvested portion of the options as of May 14, 2018 that would vest on a double-trigger basis (as described under the section entitled “The Mergers — Interests of Express Scripts Executive Officers and Directors in the Mergers — Treatment of Equity-Based Compensation of Express Scripts’ Executive Officers” beginning on page 151) multiplied by the excess of the average closing market price of Express Scripts common stock over the five business day period commencing on March 9, 2018 (as required by SEC rules) over the per share exercise price of the option. Each named executive officer may exercise such option prior to the expiration of its term as set forth in the applicable award agreement.
(C)	Represents the number of shares subject to the unvested portion of restricted stock units as of May 14, 2018 that would vest on a double-trigger basis (as described under the section entitled “The Mergers — Interests of Express Scripts Executive Officers and Directors in the Mergers — Treatment of Equity-Based Compensation of Express Scripts’ Executive Officers” beginning on page 151) multiplied by the average closing market price of Express Scripts common stock over the five business day period commencing on March 9, 2018 (as required by SEC rules). For Mr. Havel these amounts do not reflect shares that are vested pursuant to the terms of his executive employment agreement regardless of the mergers, based on retirement eligibility.
(4)	Express Scripts does not sponsor a pension plan in which named executive officers participate. Named executive officers participate in Express Scripts’ 401(k) plan and the Executive Deferred Compensation Plan. No amounts payable under such plans will be enhanced or accelerated in connection with the mergers. However, each executive officer would receive his or her account balance under such plans (to the extent vested) in connection with a termination of employment, subject to the terms and conditions of the applicable plan.
(5)	Represents the approximate value of continued coverage under Express Scripts’ medical, dental, vision and employee assistance programs as provided under the executive employment agreements, calculated based on a 36-month period for Mr. Wentworth, and an 18-month period for all named executive officers, that would be payable on a double-trigger basis as described in the section entitled “The Mergers — Interests of Express Scripts Executive Officers and Directors in the Mergers — Executive Employment Agreements” beginning on page 152. Amounts are calculated based on the current monthly cost for COBRA for the highest cost options available under the respective NEO’s current elections.
(6)	None of the executive employment agreements between Express Scripts and its named executive officers provide tax gross-ups.

Approval of Merger-Related Compensation for Express Scripts’ Named Executive Officers

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Express Scripts is providing the Express Scripts stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation arrangements that may be paid or become payable to Express Scripts’ named executive officers in connection with the mergers, as disclosed in this section. This proposal gives the Express Scripts stockholders the opportunity to express their views on the merger-related compensation of Express Scripts’ named executive officers.

The vote on this proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related executive compensation and vote to adopt the merger agreement or vice versa. Because the vote is advisory in nature, it will not be binding on Express Scripts, regardless of whether the merger agreement is adopted. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by Express Scripts’ named executive officers in connection with the mergers is not a condition to consummation of the mergers, and failure to approve this advisory matter will have no effect on the vote to adopt the merger agreement. Because the merger-related executive compensation to be paid in connection with the mergers is based on contractual arrangements, such compensation will or may be payable in accordance with its terms, regardless of the outcome of this advisory vote.

Accordingly, the Express Scripts board of directors recommends you vote “FOR” adoption of the following resolution:

“RESOLVED, that the compensation that will or may be paid or become payable to Express Scripts’ named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘Golden Parachute Compensation,’ are hereby APPROVED.”

Vote Required and Express Scripts Board Recommendation

Approving this merger-related executive compensation proposal requires the affirmative vote of holders of a majority of the shares of Express Scripts common stock present, in person or represented by proxy, at the Express Scripts special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal, while Express Scripts broker non-votes and shares not in attendance at the Express Scripts special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

THE EXPRESS SCRIPTS BOARD RECOMMENDS THAT THE EXPRESS SCRIPTS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE, BY A NON-BINDING ADVISORY VOTE, CERTAIN COMPENSATION ARRANGEMENTS THAT MAY BE PAID OR BECOME PAYABLE TO EXPRESS SCRIPTS’ NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS.

DESCRIPTION OF FINANCING

Overview

Consummation of the mergers is not conditioned on Cigna’s, New Cigna’s or Merger Subs’ ability to obtain financing. Cigna expects to use cash on hand and debt financing to fund the cash component of the Express Scripts merger consideration. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (1) Cigna or New Cigna may borrow under the bridge facility; (2) Cigna or New Cigna may issue senior notes in the public and/or private capital markets; (3) Cigna or New Cigna may borrow up to $3.0 billion under the term loan credit agreement; (4) New Cigna may borrow under the revolving credit agreement; and (5) Cigna and/or New Cigna may issue commercial paper.

Bridge Facility

In connection with entry into the merger agreement, Cigna and New Cigna entered into a commitment letter, which we refer to as the commitment letter, dated as of March 8, 2018, with Morgan Stanley Senior Funding, Inc., and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (now known as MUFG Bank, Ltd), which we refer to collectively as the banks, pursuant to which the banks have committed to provide, subject to the terms and conditions of the commitment letter, a $26.7 billion 364-day senior unsecured bridge term loan facility, which we refer to as the bridge facility. On March 27, 2018, Cigna, New Cigna and the banks entered into a joinder to the commitment letter with 21 additional banks, which reallocated bridge facility commitments among the banks and the additional banks. The bridge facility commitments will reduce if Cigna, New Cigna or in some instances any of their domestic subsidiaries, obtains certain other debt financing, completes certain asset sales (subject to customary reinvestment rights) and completes certain equity issuances, in each case, in an amount equal to the net proceeds thereof, subject to a minimum proceeds threshold.

Pursuant to the terms of the commitment letter, the proceeds of the bridge facility may be used to finance the transactions contemplated by the merger agreement, repay certain existing indebtedness of Express Scripts and to pay related fees and expenses. Prior to the consummation of the Cigna merger, Cigna is the borrower under the bridge facility. From and after the consummation of the mergers, New Cigna will be the borrower under the bridge facility.

Any loans under the bridge facility will mature on the date that is 364 days after the closing date. The commitments to provide the financing under the bridge facility will terminate on the earliest to occur of (1) 11:59 p.m. on the dated that is 5 business days after the termination date (as defined in the merger agreement in effect on March 8, 2018 (giving effect to any extension in accordance with Section 9.1(b) of the merger agreement as in effect on March 8, 2018)), (2) the consummation of the acquisition without any use of the bridge facility and (3) the date of any public announcement by Cigna of the abandonment by Cigna of the acquisition or the termination in accordance with the terms of the merger agreement of Cigna’s obligations under the merger agreement to consummate the acquisition, which date we refer to as the commitment termination date.

Borrowings under the bridge facility will bear interest, at New Cigna’s option, at a rate equal to either (1) the highest of (a) the prime rate as published in the Wall Street Journal, (b) the federal funds effective rate plus 0.5% and (c) the ICE Benchmark Administration Limited LIBOR rate applicable to dollars for a one month period plus 1.0%, in each case plus the applicable margin or (2) the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits in the London interbank market plus the applicable margin. The applicable margin for borrowings under the bridge facility may change depending on New Cigna’s credit rating.

The bridge facility contains customary conditions to funding, affirmative covenants, negative covenants and events of default.

Term Loan Credit Agreement

On April 6, 2018, Cigna and New Cigna entered into a three-year unsecured $3.0 billion term loan credit agreement, which we refer to as the term loan credit agreement, with the lenders named therein, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, and MUFG Bank, Ltd., Citibank,

N.A., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as syndication agents. Concurrently with entry into the term loan credit agreement, the bridge facility commitments under the commitment letter reduced to $23.7 billion.

Pursuant to the terms of the term loan credit agreement, the proceeds of the term loans may be used to finance the transactions contemplated by the merger agreement, repay certain existing indebtedness of Express Scripts and to pay related fees and expenses. Prior to the consummation of the Cigna merger, Cigna is the borrower under the term loan facility. From and after the consummation of the mergers, New Cigna will be the borrower under the term loan credit agreement.

Any loans under the term loan credit agreement will mature on the date that is three years after the closing date. The commitments to provide the financing under the term loan credit agreement will terminate on the commitment termination date.

Borrowings under the term loan credit agreement will bear interest, at New Cigna’s option, at a rate equal to either (1) the highest of (a) the prime rate as published in the Wall Street Journal, (b) the federal funds effective rate plus 0.5% and (c) the ICE Benchmark Administration Limited LIBOR rate applicable to dollars for a one month period plus 1.0%, in each case plus the applicable margin or (2) the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits in the London interbank market plus the applicable margin. The applicable margin for borrowings under the term loan credit agreement may change depending on New Cigna’s credit rating.

The term loan credit agreement contains customary conditions to funding, affirmative covenants, negative covenants and events of default.

The description of the term loan credit agreement is qualified in its entirety by the copy thereof which is attached as Exhibit 10.2 to the Form 8-K filed by Cigna on April 12, 2018 and is incorporated into this joint proxy statement/prospectus by reference.

Revolving Credit Agreement

On April 6, 2018, Cigna and New Cigna entered into $1.5 billion revolving loan credit agreement, which we refer to as the revolving credit agreement, with the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Citibank, N.A., as syndication agent, and Bank of America, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd and Wells Fargo Bank, National Association, as documentation agents. The revolving credit agreement will be available for working capital needs and general corporate purposes. From and after the consummation of the mergers, commitments will increase to $3.25 billion under the revolving credit agreement.

Any loans under the revolving credit agreement will mature on April 6, 2023. Prior to the consummation of the Cigna merger, Cigna is the borrower under the revolving credit agreement. From and after the consummation of the mergers, New Cigna will be the borrower under the revolving credit agreement.

Borrowings under the revolving credit agreement will bear interest, at Cigna’s option (or after giving effect to the transactions, New Cigna’s), at a rate equal to either (1) the highest of (a) JPMorgan Chase Bank, N.A.’s base (or prime) rate, (b) the federal funds rate plus 0.5% and (c) the ICE Benchmark Administration Limited LIBOR rate applicable to dollars for a one month period plus 1.0%, in each case plus the applicable margin or (2) the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits in the London interbank market plus the applicable margin. The applicable margin for borrowings under the revolving credit agreement may change depending on Cigna’s (or after giving effect to the transactions, New Cigna’s) credit rating.

The revolving credit agreement contains customary conditions to funding, affirmative covenants, negative covenants and events of default.

The description of the revolving credit agreement is qualified in its entirety by the copy thereof which is attached as Exhibit 10.1 to the Form 8-K filed by Cigna on April 12, 2018 and is incorporated into this joint proxy statement/prospectus by reference.

DESCRIPTION OF NEW CIGNA CAPITAL STOCK

The following is a summary of the material terms of New Cigna’s capital stock as of the effective time and is not complete. You should also refer to (1) New Cigna’s amended and restated certificate of incorporation, which we refer to as the New Cigna certificate of incorporation, which will be in effect as of the effective time and a form of which is included as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference, (2) New Cigna’s amended and restated bylaws, which we refer to as the New Cigna bylaws, which will be in effect as of the effective time and a form of which is included as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference and (3) the applicable provisions of the DGCL. The following summary should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 207.

From and after the effective time, New Cigna will be authorized to issue up to 625,000,000 shares of capital stock, divided into 600,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share, which we refer to as New Cigna preferred stock. Based on the number of shares of Cigna common stock and Express Scripts common stock outstanding as of [ • ], 2018, it is expected that, immediately after the mergers, approximately [ • ] shares of New Cigna common stock will be issued and outstanding, and no shares of New Cigna preferred stock will be issued and outstanding.

Common Stock

Holders of New Cigna common stock will be entitled to receive dividends when, as and if declared by New Cigna’s board of directors out of funds legally available for payment.

Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, each holder of New Cigna common stock will be entitled to one vote per share and all voting rights will be vested in the New Cigna common stock. Holders of shares of New Cigna common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares will not be able to elect any directors.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of New Cigna, the holders of New Cigna common stock will be entitled to share equally in any of the assets available for distribution after New Cigna has paid in full all of its debts and after the holders of all series of outstanding New Cigna preferred stock, if any, have received their liquidation preferences in full.

The shares of New Cigna common stock to be issued at the effective time will be validly issued, fully paid and nonassessable. Holders of shares of New Cigna common stock will not be entitled to preemptive rights. Shares of New Cigna common stock will not be convertible into shares of any other class of capital stock.

Computershare Inc. will be the transfer agent for the New Cigna common stock. New Cigna may from time to time after the consummation of the mergers engage another transfer agent for its stock as business circumstances warrant.

Preferred Stock

Under the New Cigna certificate of incorporation, without further stockholder action, the New Cigna board of directors is authorized to provide, by resolution of the New Cigna board of directors, for the issuance of all or any shares New Cigna preferred stock in one or more series, and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of such series including, without limitation, the authority to provide that any such series may be (1) subject to redemption at such time or times and at such price or prices; (2) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or any other series; (3) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, New Cigna; or (4) convertible into, or exchangeable for, shares of any other class of stock, or of any other series of the same or any other class of stock, of New Cigna at such price or prices or at such rates of exchange and with such adjustments.

COMPARISON OF STOCKHOLDER RIGHTS

This section of the joint proxy statement/prospectus describes the material differences between the rights of Cigna stockholders, Express Scripts stockholders and New Cigna stockholders.

The rights of Cigna stockholders are currently governed by the DGCL and the restated certificate of incorporation of Cigna and the amended and restated bylaws of Cigna, which we refer to as the certificate of incorporation and bylaws of Cigna.

The rights of Express Scripts stockholders are currently governed by the DGCL and the amended and restated certificate of incorporation of Express Scripts and the amended and restated bylaws of Express Scripts, which we refer to as the certificate of incorporation and bylaws of Express Scripts.

Upon completion of the mergers, the rights of Cigna stockholders and Express Scripts stockholders who become New Cigna stockholders in the mergers will be governed by the DGCL and the certificate of incorporation, as amended, and amended and restated bylaws of New Cigna, which we refer to as the certificate of incorporation and bylaws of New Cigna.

This section does not include a complete description of all differences among the rights of Cigna stockholders, Express Scripts stockholders and New Cigna stockholders, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the DGCL, as well as the certificates of incorporation and bylaws of Cigna, Express Scripts, and New Cigna. Copies of the certificates of incorporation and bylaws of Cigna and Express Scripts are filed as exhibits to the reports of Cigna and Express Scripts incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 219. Forms of the certificates of incorporation and bylaws of New Cigna are included as Annex E and Annex F, respectively, to this joint proxy statement/prospectus.

	Cigna	Express Scripts	New Cigna
Authorized Capital
The aggregate number of shares which Cigna has the authority to issue is (1) 600,000,000 shares of Cigna common stock, par value $0.25 per share, and (2) 25,000,000 shares of Cigna preferred stock, par value $1.00 per share. The board of directors is expressly authorized to provide for the issue of all or any shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof.

As of the date of this joint proxy statement/prospectus, no shares of Cigna preferred stock are outstanding.

The aggregate number of shares which Express Scripts has the authority to issue is (1) 2,985,000,000 shares of Express Scripts common stock, par value $0.01 per share, and (2) 15,000,000 shares of Express Scripts preferred stock, par value $0.01 per share. The board of directors is authorized to issue the preferred stock in one or more series, to fix the number of shares of any such series, and to fix the designation of any such series as well as the powers, preferences, and rights and the qualifications, limitations, or restrictions of the preferred stock. As of the date of this joint proxy statement/prospectus, no shares of Express Scripts preferred stock are outstanding.

The aggregate number of shares which New Cigna has the authority to issue is (1) 600,000,000 shares of New Cigna common stock, par value $0.01 per share, and (2) 25,000,000 shares of New Cigna preferred stock, par value $1.00 per share. The board of directors is expressly authorized to provide for the issue of all or any shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof.

As of the date of this joint proxy statement/prospectus, no shares of New Cigna preferred stock are outstanding.

Voting Rights
Except as provided by law or the certificate of incorporation, each holder of common stock has one vote in respect of each share of stock held by him or her of record on the books of Cigna for the election of directors and on all matters submitted to a vote of Cigna stockholders.

Except as otherwise provided by applicable law or in the certificate of incorporation or in a preferred stock designation, the holders of Express Scripts common stock are entitled to one vote for each such share upon all questions presented to the stockholders, and have the exclusive right to vote for the election of directors and for all other purposes.

Except as provided by law or the certificate of incorporation, each holder of common stock has one vote in respect of each share of stock held by him or her of record on the books of New Cigna for the election of directors and on all matters submitted to a vote of New Cigna stockholders.

	Cigna	Express Scripts	New Cigna
Number and Election of Directors
The Cigna board of directors must consist of no less than eight and no more than sixteen directors. The number of directors may be fixed, from time to time, by the affirmative vote of a majority of the entire board of directors. Any decrease in the number of directors will be effective at the time of the next succeeding annual meeting of stockholders unless there will be vacancies in the board of directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies.

A nominee for director is elected to the board of directors if the votes cast for election exceed the votes cast against; however, if the number of director nominees exceeds the number of directors to be elected, which we refer to as a contested election, directors are elected by a plurality of the votes. Stockholders cannot vote against a nominee in a contested election. A contested election will be deemed to exist at any meeting of stockholders for which (1) the Corporate Secretary of receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the bylaws and (2) such nomination has not been withdrawn by such stockholder on or prior to the day next preceding the date Cigna first mails its notice of meeting for such meeting to the stockholders.

The Express Scripts board of directors must consist of no less than seven and no more than fifteen directors. The number of directors is determined from time to time by resolution of a majority of the entire board of directors then in office, subject to the rights of the holders of any series of preferred stock. No decrease in the number of directors will shorten the term of any incumbent director. At each annual meeting of stockholders, directors are elected to hold office until the next annual meeting and until the election and qualification of their respective successors.

Unless the election is contested, each director is elected by the affirmative vote of a majority of the votes cast for or against the director at any meeting for the election of directors at which a quorum is present. In a contested election, directors are elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. An election is considered contested if there are more nominees for election than positions on the board of directors to be filled by election at the meeting, as determined by the Secretary of Express Scripts (1) following the close of the applicable notice of nomination period under the bylaws, if any, or (2) if later, reasonably promptly following the determination by any court or other tribunal of competent jurisdiction that one or more notice(s) of nomination were timely filed in accordance with the bylaws.

The New Cigna board of directors must consist of no less than eight and no more than sixteen directors. The number of directors may be fixed, from time to time, by the affirmative vote of a majority of the entire board of directors. Any decrease in the number of directors will be effective at the time of the next succeeding annual meeting of stockholders unless there will be vacancies in the board of directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies.

A nominee for director is elected to the board of directors if the votes cast for election exceed the votes cast against; however, if the number of director nominees exceeds the number of directors to be elected, which we refer to as a contested election, directors are elected by a plurality of the votes. Stockholders cannot vote against a nominee in a contested election. A contested election will be deemed to exist at any meeting of stockholders for which (1) the Corporate Secretary of receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the bylaws and (2) such nomination has not been withdrawn by such stockholder on or prior to the day next preceding the date New Cigna first mails its notice of meeting for such meeting to the stockholders.

Vacancies on the Board of Directors and Removal of Directors
The bylaws of Cigna provide that, any vacancy in the board of directors may be filled by the majority vote of the directors then in office (even if less than quorum) or by the sole remaining director. Each director so elected will hold office for a term expiring at the next annual meeting of stockholders and will hold office until his or her successor will have been elected and qualified, or until death, or until such director will have resigned, or will have been removed, as provided in the bylaws.

Any director may be removed, with or without cause, at any time, by a majority of the voting power of the issued and outstanding capital stock of Cigna entitled to vote at an election for directors. Neither the certificate of incorporation nor the bylaws of Cigna authorize the Cigna board of directors to remove any members of the Cigna board of directors.

The bylaws of Express Scripts provide that, subject to the rights of any holders of any series of preferred stock, if any, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board of directors for any reason may be filled for the unexpired term by a vote of a majority of the directors then in office, even if less than a quorum exists.

Directors may be removed, either with or without cause, by vote of the holders of a majority of the stock having voting power and entitled to vote thereon.

The bylaws of New Cigna provide that, any vacancy in the board of directors may be filled by the majority vote of the directors then in office (even if less than quorum) or by the sole remaining director. Each director so elected will hold office for a term expiring at the next annual meeting of stockholders and will hold office until his or her successor will have been elected and qualified, or until death, or until such director will have resigned, or will have been removed, as provided in the bylaws.

Any director may be removed, with or without cause, at any time, by a majority of the voting power of the issued and outstanding capital stock of New Cigna entitled to vote at an election for directors. Neither the certificate of incorporation nor the bylaws of New Cigna authorize the New Cigna board of directors to remove any members of the New Cigna board of directors.

	Cigna	Express Scripts	New Cigna
Amendments to Certificates of Incorporation
The certificate of incorporation grants Cigna the right to amend, alter, change or repeal any provision in the Cigna certificate of incorporation in the manner prescribed by statute. Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

The certificate of incorporation grants Express Scripts the right to amend, alter, change or repeal any provision in the Express Scripts certificate of incorporation in the manner prescribed by statute. Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

The certificate of incorporation grants New Cigna the right to amend, alter, change or repeal any provision in the New Cigna certificate of incorporation in the manner prescribed by statute. Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

Amendments to Bylaws
The Cigna bylaws may be adopted, amended or repealed by majority vote of the capital stock of Cigna outstanding and entitled to vote thereon, or by the Cigna board of directors without any vote of the stockholders. The board of directors can adopt, amend or repeal any provision of the bylaws without any stockholders vote.

The Express Scripts bylaws may be amended, repealed or adopted by a majority of the entire board of directors. The bylaws may also be amended, repealed or adopted by the vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereon.

The New Cigna bylaws may be adopted, amended or repealed by majority vote of the capital stock of New Cigna outstanding and entitled to vote thereon, or by the Cigna board of directors without any vote of the stockholders.

Classified Board	Not applicable; directors are elected annually.	Not applicable; directors are elected annually.	Not applicable; directors are elected annually.

Cumulative Voting	None	None	None

Ability to Call Special Meeting of Stockholders
Special meetings of Cigna stockholders, unless otherwise prescribed by statute, may be called at any time by the board of directors or the Chief Executive Officer.

At any special meeting of the stockholders, only such business will be conducted as will have been brought before the meeting by or at the direction of the board of directors.

Special meetings of Express Scripts stockholders may be called by the Chairman of the board of directors, the Chief Executive Officer, or by resolution of the board of directors and will be called by the Secretary upon the written request of the holders of record representing not less than thirty-five percent of the voting power of all capital stock issued and outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting.

Special meetings of New Cigna stockholders, unless otherwise prescribed by statute, may be called at any time by the board of directors or the Chief Executive Officer.

At any special meeting of the stockholders, only such business will be conducted as will have been brought before the meeting by or at the direction of the board of directors.

	Cigna	Express Scripts	New Cigna
Notice Required for Stockholder Nominations and other Proposals
Nominations: A stockholder’s notice must be received by the Corporate Secretary at the principal executive offices of Cigna not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholder; provided, however, that in the event that the annual meeting of stockholder is more than 30 days before or 60 days after such anniversary date or if no such meeting was held in the preceding year, notice by a stockholder will be timely only if received (1) not earlier than 120 days prior to such annual meeting and (2) not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. In no event will any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

Other Proposals: A stockholder’s notice pursuant to this section must be delivered to or mailed and received by the Corporate Secretary at the principal executive offices of Cigna, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholder; provided, however, that in the event that the annual meeting of stockholder is more than 30 days before or 60 days after such anniversary date or if no such meeting was held in the preceding year, notice by a stockholder will be timely only if received (1) not earlier than 120 days prior to such annual meeting and (2) not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. In no event will any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

Nominations: A stockholder’s notice must be delivered to, or mailed to and received by, the Secretary at the principal executive offices of Express Scripts (1) in the case of an annual meeting, no less than 90 days or more than 120 days in advance of the first anniversary of the preceding year’s annual meeting; provided, that if (a) no annual meeting was held in the previous year or (b) the date of the annual meeting has been advanced by more than 30 days or delayed by more than 60 days from the date of the previous year’s meeting, notice by the stockholder to be timely must be received no earlier than the opening of business on the 120th day prior to such annual meeting and no later than the close of business of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of the meeting is first made or (2) in the event of a special meeting of stockholders at which the board of directors gives notice that directors are to be elected, no earlier than the opening of business on the 120th day prior to such meeting and no later than the close of business on the 90th day prior to such special meeting, or if later, the 10th day following the day on which public disclosure of the date of the meeting and of the nominees proposed by the board of directors to be elected at the meeting was made.

Other Proposals: A stockholder’s notice must be delivered to, or mailed to and received by, the Secretary at the principal executive offices of Express Scripts not less than 90 days nor more than 120 days in advance of the first anniversary of the preceding year’s annual meeting; provided, that if (1) no annual meeting was held in the previous year or (2) the date of the annual meeting has been advanced by more than 30 days or delayed by more than 60 days from the date of the previous year’s meeting, notice by the stockholder to be timely must be received no earlier than the opening of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of the meeting is first made.

Nominations: A stockholder’s notice must be received by the Corporate Secretary at the principal executive offices of New Cigna not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholder; provided, however, that in the event that the annual meeting of stockholder is more than 30 days before or 60 days after such anniversary date or if no such meeting was held in the preceding year, notice by a stockholder will be timely only if received (1) not earlier than 120 days prior to such annual meeting and (2) not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. In no event will any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

Other Proposals: A stockholder’s notice pursuant to this section must be delivered to or mailed and received by the Corporate Secretary at the principal executive offices of New Cigna, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholder; provided, however, that in the event that the annual meeting of stockholder is more than 30 days before or 60 days after such anniversary date or if no such meeting was held in the preceding year, notice by a stockholder will be timely only if received (1) not earlier than 120 days prior to such annual meeting and (2) not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. In no event will any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

	Cigna	Express Scripts	New Cigna
Proxy Access
The Cigna bylaws provide that if the board of directors solicits proxies with respect to the election of directors of Cigna at an annual meeting, a stockholder or a group of up to 20 stockholders owning 3% or more of the aggregate number of shares of Cigna’s outstanding common stock continuously for at least three years is permitted to nominate and include in Cigna’s proxy materials director nominees constituting up to the greater of 20% of the board of directors or two individuals, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in the bylaws, including by providing Cigna with advance notice of the nomination.

Notice must be addressed to and received by the Corporate Secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date on which Cigna’s definitive proxy statement was released to stockholders in connection with the prior year’s annual meeting; provided, however, that if the annual meeting is convened more than 30 days prior to or delayed by more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, the information must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting or (2) the 10th day following the day on which a public announcement of the date of the annual meeting is first made.

The Express Scripts bylaws provide that if the board of directors solicits proxies with respect to the election of directors of Express Scripts at an annual meeting, a stockholder (or a group of not more than 20 stockholders) of at least 3% of Express Scripts’ outstanding common stock continuously for at least three years is permitted to nominate and include in Express Scripts’ proxy materials director nominees constituting up to the greater of two individuals or 20% of the board of directors, provided that the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in the bylaws, including by providing Express Scripts with advance notice of the nomination.

Notice must be delivered to and received by the Secretary at the principal executive offices of Express Scripts not less than 120 days nor more than 150 days prior to the anniversary of the date Express Scripts commenced mailing of its proxy materials (as stated in Express Scripts’ proxy materials) in connection with the most recent annual meeting of stockholders; provided, however, that in the event the date of the annual meeting has been advanced by more than 30 days or delayed by more than 60 days from the date of the previous year’s meeting, the notice to be timely must be so received not earlier than the opening of business on the 180th day prior to such annual meeting and not later than the close of business on the later of the 150th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of the meeting is first made.

The New Cigna bylaws provide that if the board of directors solicits proxies with respect to the election of directors of New Cigna at an annual meeting, a stockholder or a group of up to 20 stockholders owning 3% or more of the aggregate number of shares of New Cigna’s outstanding common stock continuously for at least three years is permitted to nominate and include in New Cigna’s proxy materials director nominees constituting up to the greater of 20% of the board of directors or two individuals, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in the bylaws, including by providing New Cigna with advance notice of the nomination.

Notice must be addressed to and received by the Corporate Secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date on which New Cigna’s definitive proxy statement was released to stockholders in connection with the prior year’s annual meeting; provided, however, that if the annual meeting is convened more than 30 days prior to or delayed by more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, the information must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting or (2) the 10th day following the day on which a public announcement of the date of the annual meeting is first made.

Limitation of Personal Liability of Directors and Officers
The DGCL provides that the certificate of incorporation of Cigna may include provisions which limits or eliminates personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from (1) any breach of the director’s duty of loyalty to Cigna or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends, certain stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit. The certificate of incorporation of Cigna limits director liability to the extent permitted by the DGCL.

The DGCL provides that the certificate of incorporation of Express Scripts may include provisions which limits or eliminates personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from (1) any breach of the director’s duty of loyalty to Express Scripts or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends, certain stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit. The certificate of incorporation of Express Scripts limits director liability to the extent permitted by the DGCL.

The DGCL provides that the certificate of incorporation of New Cigna may include provisions which limits or eliminates personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from (1) any breach of the director’s duty of loyalty to New Cigna or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends, certain stock repurchases or redemptions; or (4) any transaction from which the director derived an improper personal benefit. The certificate of incorporation of New Cigna limits director liability to the extent permitted by the DGCL.

	Cigna	Express Scripts	New Cigna
Indemnification of Directors and Officers
The Cigna bylaws provide that Cigna will indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, which we refer to as a proceeding, because he or she (1) is or was a director or an officer of Cigna or (2) is or was serving at the request of Cigna as a director, officer, employee, agent, partner or trustee of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (we refer to the persons in clauses (1) and (2) hereinafter each as an indemnitee), to the fullest extent permitted by Delaware law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. However, except with respect to proceedings to enforce rights to indemnification, Cigna will indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Cigna board of directors.

Cigna may, to the extent authorized from time to time by the Cigna board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of Cigna to the fullest extent of indemnification and advancement of expenses of directors and officers of Cigna.

The Express Scripts bylaws provide that Express Scripts will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to serve at the request of Express Scripts as a director or officer of Express Scripts, or is or was serving or has agreed to serve at the request of Express Scripts as a director or officer (which includes a trustee or similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, only if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Express Scripts and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification includes expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom.

Such indemnification will include the right to be advanced expenses (including attorneys’ fees) incurred by a director or officer in defending a threatened or pending civil, criminal, administrative or investigative action, suit or proceedings subject to the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified.

Additionally, Express Scripts may elect to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to serve at the request of Express Scripts as an employee or agent of Express Scripts or is or was serving or has agreed to serve at the request of Express Scripts as an employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity.

The New Cigna bylaws provide that New Cigna will indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, which we refer to as a proceeding, because he or she (1) is or was a director or an officer of New Cigna or (2) is or was serving at the request of New Cigna as a director, officer, employee, agent, partner or trustee of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (we refer to the persons in clauses (1) and (2) hereinafter each as an indemnitee), to the fullest extent permitted by Delaware law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. However, except with respect to proceedings to enforce rights to indemnification, New Cigna will indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the New Cigna board of directors.

New Cigna may, to the extent authorized from time to time by the New Cigna board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of New Cigna to the fullest extent of indemnification and advancement of expenses of directors and officers of New Cigna.

	Cigna	Express Scripts	New Cigna
State Anti-Takeover Statutes
Cigna has not elected to opt out of the provisions of Section 203 of the DGCL, which provisions generally prohibit “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock within three years after the person or entity becomes an interested stockholder, unless: (1) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (3) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.
		Express Scripts has elected not to be governed by Section 203 of the DGCL, the material terms of which are summarized in the Cigna column to the left.	New Cigna has elected not to be governed by Section 203 of the DGCL, the material terms of which are summarized in the Cigna column to the left.

Transactions Involving Officers or Directors
Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board of directors or board committee meeting that authorizes the contract or transaction, if either: (1) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (2) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board of directors or board committee meeting that authorizes the contract or transaction, if either: (1) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (2) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board of directors or board committee meeting that authorizes the contract or transaction, if either: (1) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (2) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

	Cigna	Express Scripts	New Cigna
Exclusive Forum
The Cigna bylaws provide that, unless Cigna consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Cigna, (2) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Cigna to Cigna or Cigna’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (3) any action asserting a claim against Cigna or any current or former director or officer or other employee of Cigna arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws, (4) any action asserting a claim related to or involving Cigna that is governed by the internal affairs doctrine, or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL will be a state court in Delaware (or, if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware).

The Express Scripts bylaws provide that, unless Express Scripts consents in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Express Scripts, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of Express Scripts to Express Scripts or Express Scripts stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (3) any action asserting a claim against Express Scripts or any current or former director, officer, stockholder, employee or agent of Express Scripts arising out of or relating to any provision of the DGCL or Express Scripts certificate of incorporation or bylaws, (4) any action asserting a claim related to or involving Express Scripts or any director, officer, stockholder, employee or agent of Express Scripts that is governed by the internal affairs doctrine of Delaware, or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; provided, however, that, in the event that the Delaware Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within Delaware.

The New Cigna bylaws provide that, unless New Cigna consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Cigna, (2) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of New Cigna to New Cigna or New Cigna’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (3) any action asserting a claim against New Cigna or any current or former director or officer or other employee of New Cigna arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws, (4) any action asserting a claim related to or involving New Cigna that is governed by the internal affairs doctrine, or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL will be a state court in Delaware (or, if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware).

EXPERTS

The consolidated financial statements and financial statement schedules of Cigna and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Annual Report on Internal Control over Financial Reporting”) incorporated into this joint proxy statement/prospectus by reference to Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and financial statement schedule of Express Scripts Holding Company and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Report on Internal Control over Financial Reporting”) incorporated into this joint proxy statement/prospectus by reference to Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Wachtell Lipton will pass upon the validity of the New Cigna common stock offered by this joint proxy statement/prospectus. Certain U.S. federal income tax consequences relating to the mergers will be passed upon for Cigna by Wachtell Lipton and for Express Scripts by Skadden.

FUTURE STOCKHOLDER PROPOSALS

Advance Notice Requirements for Cigna Stockholder Submission of Nominations and Proposals

Pursuant to Rule 14a-8 under the Exchange Act, which we refer to as Rule 14a-8, some stockholder proposals may be eligible for inclusion in Cigna’s 2019 proxy statement. These stockholder proposals must be submitted, along with proof of ownership of Cigna common stock in accordance with Rule 14a-8(b)(2), to the Corporate Secretary, Cigna Corporation, Two Liberty Place, 7th Floor, 1601 Chestnut Street, Philadelphia, PA 19192-1550. Failure to deliver a proposal by these means may result in it not being deemed timely received. Cigna must receive all submissions no later than November 16, 2018.

Stockholders wishing to nominate persons for election as directors or to introduce an item of business at an annual meeting of Cigna stockholders (other than pursuant to Rule 14a-8) must follow the procedures set forth in Cigna’s bylaws. The Cigna board of directors has implemented a proxy access provision in Cigna’s bylaws, which allows a Cigna stockholder or group of up to 20 Cigna stockholders owning in aggregate three percent or more of the outstanding Cigna common stock continuously for at least three years to nominate and include in Cigna’s proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the Cigna stockholder(s) and nominee(s) satisfy the requirements in Cigna’s bylaws. If a Cigna stockholder or group of Cigna stockholders wishes to nominate one or more director candidates to be included in Cigna’s proxy statement for the 2019 annual meeting of Cigna stockholders pursuant to the proxy access provisions in Article II, Section 13 of Cigna’s bylaws, Cigna must receive proper written notice of any such nomination no earlier than October 17, 2018 and no later than the close of business on November 16, 2018, and the nomination must otherwise comply with Cigna’s bylaws. If, however, the 2019 annual meeting is not within 30 days before or 60 days after the anniversary of the 2018 annual meeting of Cigna stockholders, Cigna must receive such notice no earlier than the close of business on the 120th day prior to such meeting and no later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date.

If a Cigna stockholder would like to otherwise nominate a candidate for director at the 2019 annual meeting of Cigna stockholders, the Cigna Corporate Secretary must receive such stockholder’s notice no earlier than the close of business on December 26, 2018 and no later than the close of business on January 25, 2019, and it must satisfy the requirements set forth in Article II, Section 11 of Cigna’s bylaws. If, however, the 2019 annual meeting of Cigna stockholders is not within 30 days before or 60 days after the anniversary of the 2018 annual meeting, Cigna must receive such notice no earlier than the close of business on the 120th day prior to such meeting and no later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Correspondence to the Cigna Corporate Secretary may be addressed to: Corporate Secretary, Cigna Corporation, Two Liberty Place, 7th Floor, 1601 Chestnut Street, Philadelphia, PA 19192-1550.

Advance Notice Requirements for Express Scripts Stockholder Submission of Nominations and Proposals

In accordance with Express Scripts’ bylaws, a stockholder who, at any annual meeting of the Express Scripts stockholders, intends to nominate a person for election as a director or present a proposal must so notify Express Scripts’ Corporate Secretary, in writing, describing such nominee(s) or proposal and providing information concerning such stockholder and the underlying beneficial owner, if any, including, among other things, name, address, occupation, number of shares held, rights to acquire shares and other derivative securities, and any relevant understandings or arrangements between the stockholder and beneficial owner, if any, and the reasons for and interest of such stockholder and beneficial owner, if any, in the proposal. Generally, to be timely, such notice must be received by Express Scripts’ Corporate Secretary at Express Scripts’ principal executive offices not less than 90 days nor more than 120 days in advance of the first anniversary of the preceding year’s annual meeting, provided that in the event that no annual meeting was held the previous year or the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, or in the event of a special meeting of stockholders called to elect directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. For Express Scripts’ annual meeting to be held in 2019, any such notice must be received by Express Scripts at its principal executive offices between January 10, 2019 and February 9, 2019 to be considered timely for purposes of the 2019 annual meeting. Any person interested in offering such a nomination or proposal should request a copy of the relevant bylaw provisions from Express Scripts’ Corporate Secretary or refer to Express Scripts’ bylaws as publicly filed with the SEC. Please note that these time periods also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority, which rules are separate from and in addition to the SEC requirements that a stockholder must meet in order to have a proposal included in Express Scripts’ proxy statement.

Express Scripts’ bylaws also set out specific eligibility requirements that nominees for director must satisfy, which require nominees to:

•	complete and return a written questionnaire with respect to the background and qualification of the nominees and the background of any other person or entity on whose behalf the nomination is being made; and
•	provide a written representation and agreement that the nominee:
•	will abide by the advance resignation requirements of Express Scripts’ bylaws in connection with director elections;
•	is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such prospective nominee, if elected as a director, will act or vote on any issue or question, which we refer to as a Voting Commitment, that has not been disclosed to us or (2) any Voting Commitment that could limit or interfere with the nominee’s ability to comply, if elected as a director, with the nominee’s fiduciary duties under applicable law;
•	is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than us with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; and
•	would be in compliance if elected as a director and will comply with all of Express Scripts’ applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

In March 2016, Express Scripts amended its bylaws to permit a holder (or a group of not more than 20 holders) of at least 3% of Express Scripts’ outstanding common stock continuously for at least three years to nominate and include in Express Scripts’ proxy materials director nominees constituting up to the greater of two individuals or 20% of the Express Scripts board of directors, provided that the nominating holder(s) and the nominee(s) satisfy the requirements specified in the bylaws, including providing Express Scripts with advance notice of the nomination. Notice of director nominees submitted under the relevant bylaw provisions must be delivered to and received by Express Scripts’ Corporate Secretary at Express Scripts’ principal executive offices not less than 120 days nor more than 150 days prior to the anniversary of the date Express Scripts commenced mailing its proxy materials in connection with the most recent annual meeting of stockholders; provided, however, that in the event the date of the annual meeting has been advanced by more than 30 days or delayed by more than 60 days from the date of the previous year’s meeting, the notice must be so received no earlier than the opening of business on the 180th day prior to such annual meeting and not later than the close of business on the later of the 150th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of the meeting is first made. For Express Scripts’ annual meeting to be held in 2019, any such notice must be received by Express Scripts at its principal executive offices between October 30, 2018 and November 29, 2018 to be considered timely for purposes of the 2019 annual meeting.

Stockholder proposals intended to be presented at the 2019 annual meeting must be received by Express Scripts at its principal executive office no later than November 29, 2018, in order to be eligible for inclusion in Express Scripts’ proxy statement and proxy relating to that meeting under Rule 14a-8. Upon receipt of any proposal, Express Scripts will determine whether to include such proposal in accordance with SEC rules and regulations.

WHERE YOU CAN FIND MORE INFORMATION

Cigna and Express Scripts file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Cigna and Express Scripts at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Cigna and Express Scripts, at www.sec.gov. You may also access the SEC filings and obtain other information about Cigna and Express Scripts through the websites maintained by Cigna and Express Scripts, which are www.cigna.com and www.express-scripts.com, respectively. The information contained in those websites is not incorporated by reference into this joint proxy statement/prospectus.

The SEC allows Cigna and Express Scripts to “incorporate by reference” information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Cigna (Commission File Number 001-08323) and Express Scripts (Commission File Number 001-35490) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Cigna Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2017, as filed February 28, 2018.
Quarterly Report on Form 10-Q	Filed May 3, 2018.
Definitive Proxy Statement on Schedule 14A	Filed March 16, 2018.
Current Reports on Form 8-K	Filed March 8, 2018; March 13, 2018; March 15, 2018; April 12, 2018; April 23, 2018; April 25, 2018; April 30, 2018; July 2, 2018.
Express Scripts Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2017, as filed February 27, 2018.
Quarterly Report on Form 10-Q	Filed May 2, 2018.
Definitive Proxy Statement on Schedule 14A	Filed March 29, 2018.
Current Reports on Form 8-K	Filed January 26, 2018; March 8, 2018; March 9, 2018; April 24, 2018; May 14, 2018; July 2, 2018.

All documents filed by Cigna and Express Scripts pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished but not filed pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) from the date of this joint proxy statement/prospectus to the date of the special meetings shall also be deemed to be incorporated herein by reference.

You may obtain the documents incorporated by reference into this joint proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing, by e-mail or by telephone from the appropriate company at the following addresses and telephone numbers:

Cigna Corporation
Two Liberty Place, 5th Floor
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550
Attention: Shareholder Services
Telephone: (215) 761-3516
E-mail: shareholderservices@cigna.com
Express Scripts Holding Company One Express Way St. Louis, Missouri 63121 Attention: Investor Relations Telephone: (314) 810-3115 E-mail: investor.relations@express-scripts.com

None of Cigna, New Cigna or Express Scripts has authorized anyone to give any information or make any representation about the mergers or the special meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

CIGNA CORPORATION,

EXPRESS SCRIPTS HOLDING COMPANY,

HALFMOON PARENT, INC.,

HALFMOON I, INC.

and

HALFMOON II, INC.

Dated as of March 8, 2018

Page

Article I

THE MERGER

Article II

EXCHANGE OF CERTIFICATES

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

A-i

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO AND MERGER SUBS

A-ii

Article V

COVENANTS OF THE COMPANY

Section 5.1	Conduct of Business Before the Closing Date	A-39

Article VI

COVENANTS OF PARENT, HOLDCO, MERGER SUB 1 AND MERGER SUB 2

Article VII

ADDITIONAL COVENANTS OF THE PARTIES

Article VIII

CONDITIONS PRECEDENT

Article IX

TERMINATION

A-iii

Article X

MISCELLANEOUS

Exhibit A: Halfmoon Parent, Inc. Certificate of Incorporation

Exhibit B: Halfmoon Parent, Inc. By-Laws

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 8, 2018 (this “Agreement”), is by and among CIGNA CORPORATION, a Delaware corporation (“Parent”), EXPRESS SCRIPTS HOLDING COMPANY, a Delaware corporation (the “Company”), HALFMOON PARENT, INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Holdco”), HALFMOON I, INC., a Delaware corporation and a direct wholly owned Subsidiary of Holdco (“Merger Sub 1”), HALFMOON II, INC., a Delaware corporation and a direct wholly owned Subsidiary of Holdco (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”).

W I T N E S S E T H:

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub 1 be merged with and into Parent (the “Whitman Merger”), with Parent as the surviving entity in the Whitman Merger and a wholly owned direct subsidiary of Holdco, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), and (ii) Merger Sub 2 be merged with and into the Company (the “Emerson Merger,” and together with the Whitman Merger, the “Merger”), with the Company as the surviving entity in the Emerson Merger and a wholly owned direct subsidiary of Holdco, in accordance with the applicable provisions of the DGCL;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) upon the terms and subject to the conditions of this Agreement, resolved to recommend that the stockholders of the Company adopt this Agreement and to submit this Agreement to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of Parent and Parent’s stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) upon the terms and subject to the conditions of this Agreement, resolved to recommend that the stockholders of Parent adopt this Agreement and to submit this Agreement to the stockholders of Parent for adoption;

WHEREAS, the Board of Directors of Holdco has unanimously (i) determined that it is in the best interests of Holdco and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Holdco of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and the issuance of shares of Holdco Common Stock in connection with the Merger, and (iii) resolved to submit this Agreement to such stockholder for adoption;

WHEREAS, the Board of Directors of Merger Sub 1 has unanimously (i) determined that it is in the best interests of Merger Sub 1 and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Merger Sub 1 of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to submit this Agreement to such stockholder for adoption;

WHEREAS, the Board of Directors of Merger Sub 2 has unanimously (i) determined that it is in the best interests of Merger Sub 2 and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Merger Sub 2 of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to submit this Agreement to such stockholder for adoption;

WHEREAS, for U.S. federal income Tax purposes, (i) the Merger is intended to qualify as a transaction described in Section 351 of the Code, (ii) the Whitman Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, the Company, Parent, Holdco, Merger Sub 1 and Merger Sub 2 desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL:

(a)	At the Effective Time, Merger Sub 1 will merge with and into Parent, the separate corporate existence of Merger Sub 1 shall cease and Parent shall continue as the surviving corporation (the “Whitman Surviving Corporation”). As a result of the Whitman Merger, the Whitman Surviving Corporation shall become a direct wholly owned Subsidiary of Holdco.
(b)	At the Effective Time, Merger Sub 2 will merge with and into the Company, the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue as the surviving corporation (the “Emerson Surviving Corporation”). As a result of the Emerson Merger, the Emerson Surviving Corporation shall become a direct wholly owned Subsidiary of Holdco.
(c)	In connection with the Merger and prior to the Effective Time, Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdco Common Stock to permit the issuance of shares of Holdco Common Stock to the holders of shares of Parent Common Stock and Company Common Stock as of the Effective Time in accordance with the terms of this Agreement.

Section 1.2   Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Merger (the “Closing”) shall occur by electronic exchange of documents at 8:00 a.m. (New York City time) on the fifth Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions as of the Closing), or at such other time and date as agreed to in writing by the parties hereto. The date on which the Closing occurs is called the “Closing Date.”

Section 1.3   Effective Time. Subject to the provisions of this Agreement, on the Closing Date: (i) the parties shall file a certificate of merger relating to the Whitman Merger as contemplated by the DGCL (the “Certificate of Whitman Merger”), and (ii) the parties shall file a certificate of merger relating to the Emerson Merger as contemplated by the DGCL (the “Certificate of Emerson Merger” and together with the Certificate of Whitman Merger the “Certificates of Merger”); in each case with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL. The Whitman Merger and the Emerson Merger shall become effective concurrently (such time as the Mergers become effective, the “Effective Time”).

Section 1.4   Effects of the Merger.

(a)	The effects of the Whitman Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of Parent and Merger Sub 1 shall vest in the Whitman Surviving Corporation, and all debts, liabilities and duties of Parent and Merger Sub 1 shall become the debts, liabilities and duties of the Whitman Surviving Corporation, and the separate legal existence of Merger Sub 1 shall cease for all purposes, all as provided under the DGCL.
(b)	The effects of the Emerson Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub 2 shall vest in the Emerson Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub 2 shall become the debts, liabilities and duties of the Emerson Surviving Corporation, and the separate legal existence of Merger Sub 2 shall cease for all purposes, all as provided under the DGCL.

Section 1.5   Constituent Documents.

(a)	At the Effective Time, the certificate of incorporation and the by-laws of Merger Sub 1 as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the by-laws of the Whitman Surviving Corporation until thereafter amended in accordance with applicable Law, except that the name of the corporation reflected therein shall be as reasonably determined by Parent prior to Closing.
(b)	At the Effective Time, the certificate of incorporation and the by-laws of Merger Sub 2 as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the by-laws of the Emerson Surviving Corporation until thereafter amended in accordance with applicable Law, except that the name of the corporation reflected therein shall be “Express Scripts Holding Company”.
(c)	At the Effective Time, the certificate of incorporation of Holdco shall be amended and restated in the form set forth on Exhibit A. The name of Holdco immediately after the Effective Time shall be “Cigna Corporation”. At the Effective Time, the by-laws of Holdco shall be amended and restated in the form set forth on Exhibit B.

Section 1.6   Directors and Officers.

(a)	From and after the Effective Time, (i) the directors of Merger Sub 1 in office immediately prior to the Effective Time shall be the directors of the Whitman Surviving Corporation and (ii) the officers of Parent in office immediately prior to the Effective Time shall be the officers of the Whitman Surviving Corporation and, in each case, such director or officer shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of the Whitman Surviving Corporation and applicable Law.
(b)	From and after the Effective Time, (i) the directors of Merger Sub 2 in office immediately prior to the Effective Time shall be the directors of the Emerson Surviving Corporation and (ii) the officers of the Company in office immediately prior to the Effective Time shall be the officers of the Emerson Surviving Corporation, except as may be determined by Parent in its sole discretion prior to the Effective Time and, in each case, such officer or director shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of the Emerson Surviving Corporation and applicable Law.
(c)	From and after the Effective Time, (i) the directors of Holdco shall be the persons determined in accordance with Section 7.10 and (ii) the officers of Parent in office immediately prior to the Effective Time shall be the officers of Holdco and, in each case, shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of Holdco and applicable Law.

Section 1.7   Capital Stock.

(a)	At the Effective Time, by virtue of the Whitman Merger and without any action on the part of Parent, Holdco, Merger Sub 1 or the holder of any capital stock of Parent, Holdco or Merger Sub 1:
(i)	Each share of common stock, par value $0.25 per share, of Parent (“Parent Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any Parent Cancelled Shares, shall be converted automatically into one fully paid and nonassessable share of common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”).
(ii)	All shares of Parent Common Stock converted into Holdco Common Stock pursuant to Section 1.7(a)(i) shall cease to be outstanding and shall be automatically cancelled and shall cease to exist, and each (i) valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Parent Common Stock or (ii) non-certificated share of Parent Common Stock held by book entry shall, upon the Effective Time, represent shares of

Holdco Common Stock (without any requirement for the surrender of any such certificates or non-certificated shares), with each certificate representing shares of Parent Common Stock prior to the Effective Time (a “Parent Certificate”) representing automatically an equivalent number of shares of Holdco Common Stock.

(iii)	All shares of Parent Common Stock held by Parent as treasury shares or by Holdco or Merger Sub 1 immediately prior to the Effective Time (the “Parent Cancelled Shares”) shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iv)	Each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock of the Whitman Surviving Corporation.
(v)	At the Effective Time, each share of capital stock of Holdco issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of capital stock of Holdco owned by the Whitman Surviving Corporation shall be surrendered to Holdco without payment therefor.
(b)	At the Effective Time, by virtue of the Emerson Merger and without any action on the part of the Company, Holdco, Merger Sub 2 or the holder of any capital stock of the Company, Holdco or Merger Sub 2:
(i)	Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Company Excluded Shares and any Dissenting Shares) shall be converted automatically into (A) 0.2434 (the “Exchange Ratio”) of a fully paid and nonassessable share of Holdco Common Stock, subject to Section 2.5 with respect to fractional shares (the “Stock Consideration”), and (B) the right to receive $48.75 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration and any cash in lieu of fractional shares of Holdco Common Stock pursuant to Section 2.5, the “Merger Consideration”).
(ii)	All shares of Company Common Stock (other than any Company Excluded Shares and shares referred to in Section 1.7(c)) shall cease to be outstanding and shall be automatically cancelled and shall cease to exist, and each (i) valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (ii) non-certificated share of Company Common Stock held by book entry (“Uncertificated Company Stock”), shall, upon the Effective Time, represent the Stock Consideration and the right to receive the Cash Consideration, cash in lieu of fractional shares of Holdco Common Stock under Section 2.5 and any dividends or other distributions to which holders become entitled all in accordance with Section 2.3, in each case without interest.
(iii)	All shares of Company Common Stock held by the Company as treasury shares or by Holdco or Merger Sub 2 immediately prior to the Effective Time (the “Company Cancelled Shares”) shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock held by Parent, any direct or indirect wholly owned Subsidiary of Parent (other than Holdco or Merger Sub 2), Merger Sub 1 or any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time (together with the Company Cancelled Shares, the “Company Excluded Shares”) shall be automatically converted into such number of shares of Holdco Common Stock equal to the sum of (A) the Exchange Ratio and (B) the quotient of the Cash Consideration divided by the Parent Closing Price.
(iv)	Each share of common stock, par value $0.01 per share, of Merger Sub 2 issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock of the Emerson Surviving Corporation.
(c)	Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected a demand for appraisal rights pursuant to Section 262 of the DGCL (the

“Dissenting Shares”) shall not be converted into the Stock Consideration and the right to receive the Cash Consideration, unless and until such stockholders shall have effectively withdrawn or lost such stockholders’ right to appraisal under the DGCL, but, instead, the holders thereof shall be entitled only to payment provided by Section 262 of the DGCL with respect to such shares of Company Common Stock. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be converted into the Merger Consideration at the Effective Time in accordance with Section 1.7(b). The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals or attempted withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity and right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, (w) approve any withdrawal of any such demands, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(d)	If prior to the Effective Time, Holdco, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify the Holdco Common Stock, the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Holdco Common Stock, Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Holdco Common Stock, the Parent Common Stock or the Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Holdco, Parent or the Company in respect of the Holdco Common Stock, the Parent Common Stock or the Company Common Stock, respectively, then any number or amount contained herein which is based upon the price or the number or fraction of shares of Holdco Common Stock, Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to proportionately reflect such split, combination, dividend or other distribution or change; provided that nothing in this Section 1.7(c) shall be construed to permit Holdco, Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 1.8    Treatment of Company Equity Awards.

(a)	Company Stock Options. At the Effective Time, each compensatory option to purchase shares of Company Common Stock (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into a stock option in respect of shares of Holdco Common Stock, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time (including with respect to vesting or accelerated vesting (if applicable)), (i) relating to the number of shares of Holdco Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the sum of (1) the Exchange Ratio and (2) the quotient (rounded to four decimal places) obtained by dividing the Cash Consideration by the Parent Closing Price (such sum, the “Equity Award Exchange Ratio”), with any fractional shares rounded down to the next lower whole number of shares, and (ii) with an exercise price per share of Holdco Common Stock equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio, with any fractional cents rounded up to the next higher ten thousandth of a cent. The foregoing adjustments shall be made in a manner consistent with the requirements of Section 409A of the Code and, if applicable, Section 424 of the Code.
(b)	Company RSU Awards.
(i)	At the Effective Time, each compensatory restricted stock unit with respect to shares of Company Common Stock that is not a Company Performance Share Unit Award (each, a “Company RSU Award”) and is outstanding immediately prior to the Effective Time other than any such Company RSU Award covered by Section 1.8(b)(ii), shall be converted into a restricted stock unit with the same terms and conditions as were applicable under such Company RSU Award immediately prior to the Effective Time (including with respect to vesting (and, if applicable, accelerated vesting) and timing of payment), and relating to the number of shares of Holdco Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time multiplied by (B) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares.

(ii)	At the Effective Time, each Company RSU Award held by a non-employee director that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive with respect to each share of Company Common Stock underlying such Company RSU Award, a cash payment equal to the sum of (A) the Cash Consideration, plus (B) an amount equal to the product of the Exchange Ratio and the Parent Closing Price, which amount shall be paid to the holder within ten (10) Business Days following the Effective Time; provided that, notwithstanding anything to the contrary contained in this Agreement, any such payment in respect of a Company RSU Award that is “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code.
(c)	Company Performance Shares. At the Effective Time, each performance share unit with respect to shares of Company Common Stock that is subject to performance-based vesting conditions measured over a performance period that is not completed prior to the Effective Time (each, a “Company Performance Share Unit Award”), that was granted prior to 2018 (each, a “Pre-2018 Company Performance Share Unit Award”), and that is outstanding immediately prior to the Effective Time shall vest based on the level of performance specified in the applicable award agreement for each category of holder (it being understood that any determination of actual performance required by the terms of such award agreements shall be conclusively determined, in good faith, by the Compensation Committee of the Board of Directors of the Company prior to the Closing, which determination shall be final and binding on the parties hereto). Each Company Performance Share Unit Award granted in 2018 (each, a “2018 Company Performance Share Unit Award”) shall vest upon the Effective Time at the maximum level of performance. Both the Pre-2018 Company Performance Share Unit Awards and the 2018 Company Performance Share Unit Awards and shall be cancelled at the Effective Time in exchange for the right to receive, within ten (10) days following the Effective Time, the Merger Consideration in respect of each share of Company Common Stock underlying such Company Performance Share Unit Award as determined pursuant to this Section 1.8(c), subject to applicable Tax withholding; provided that, notwithstanding anything to the contrary contained in this Agreement, any such delivery of Merger Consideration in respect of a Company Performance Share Unit Award that is “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code.
(d)	Company Deferred Units. At the Effective Time, each stock unit that is credited under the Company Common Stock fund established pursuant to the Company’s Executive Deferred Compensation Plan of 2005 or Executive Deferred Compensation Plan (each, a “Company Deferred Unit”) and that is outstanding immediately prior to the Effective Time shall be converted into a stock unit with the same terms and conditions as were applicable to such Company Deferred Unit immediately prior to the Effective Time and relating to the number of shares of Holdco Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company Deferred Unit immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares.
(e)	Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or the Compensation Committee thereof and, if appropriate, amending the terms of the Company Employee Stock Purchase Plan (the “ESPP”)) that may be necessary or appropriate under the ESPP and applicable Law to ensure that (i) the offering period that would be ongoing as of the Effective Time shall be the final offering period under the ESPP, (ii) such offering period shall be truncated so that it terminates, and each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the ESPP, as of a date not later than the trading date that is five Business Days prior to the Closing Date, and (iii) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(f)	Company and Holdco Actions. Prior to the Effective Time, the Company shall take all actions necessary (including adopting resolutions of the Board of Directors of the Company or any committee of the Board of Directors of the Company) to effectuate the treatment of Company Equity Awards and the Company ESPP contemplated by this Section 1.8. Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdco Common Stock for delivery with respect to the settlement of converted Company Equity Awards assumed by it in accordance with this Section 1.8. Holdco shall file with the SEC, as soon as practicable following the Effective Time, a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor form) relating to such shares of Holdco Common Stock.

Section 1.9    Treatment of Parent Equity Awards.

(a)	Parent Stock Options. At the Effective Time, each compensatory option to purchase shares of Parent Common Stock (a “Parent Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into a stock option in respect of shares of Holdco Common Stock, on the same terms and conditions as were applicable under such Parent Stock Option immediately prior to the Effective Time (including with respect to vesting), relating to the number of shares of Holdco Common Stock equal to the total number of shares of Parent Common Stock subject to such Parent Stock Option immediately prior to the Effective Time and with an exercise price per share of Holdco Common Stock equal to the exercise price per share of Parent Common Stock subject to such Parent Stock Option immediately prior to the Effective Time.
(b)	Parent Restricted Stock Awards. At the Effective Time, each compensatory restricted stock award with respect to shares of Parent Common Stock (a “Parent Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall be converted into a restricted stock award with the same terms and conditions as were applicable under such Parent Restricted Stock Award immediately prior to the Effective Time (including with respect to vesting), and relating to the number of shares of Holdco Common Stock equal to the total number of shares of Parent Common Stock subject to such Parent Restricted Stock Award immediately prior to the Effective Time. Any accrued but unpaid dividend equivalents with respect to any Parent Restricted Stock Award will be assumed and become an obligation with respect to the applicable converted Parent Restricted Stock Award.
(c)	Parent RSU Awards. At the Effective Time, each compensatory restricted stock unit award with respect to shares of Parent Common Stock (a “Parent RSU Award”) that is outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit award with the same terms and conditions as were applicable under such Parent RSU Award immediately prior to the Effective Time (including with respect to vesting and timing of payment), and relating to the number of shares of Holdco Common Stock equal to the total number of shares of Parent Common Stock subject to such Parent RSU Award immediately prior to the Effective Time. Any accrued but unpaid dividend equivalents with respect to any Parent RSU Award will be assumed and become an obligation with respect to the applicable converted Parent RSU Award.
(d)	Parent Strategic Performance Share Awards. At the Effective Time, each compensatory strategic performance share award with respect to shares of Parent Common Stock (a “Parent Strategic Performance Share Award”) that is outstanding immediately prior to the Effective Time shall be converted into a strategic performance share award with the same terms and conditions as were applicable under such Parent Strategic Performance Share Award immediately prior to the Effective Time (including with respect to vesting), and relating to the number of shares of Holdco Common Stock equal to the total number of shares of Parent Common Stock subject to such Parent Strategic Performance Share Award immediately prior to the Effective Time.
(e)	Parent Deferred Units. At the Effective Time, each stock unit that is credited under a Parent Benefit Plan (each, a “Parent Deferred Unit”) as of immediately prior to the Effective Time shall be converted into a Holdco stock unit with the same terms and conditions as were applicable to such Parent Deferred

Unit immediately prior to the Effective Time, and relating to the number of shares of Holdco Common Stock equal to the total number of shares of Parent Common Stock subject to such Parent Deferred Unit immediately prior to the Effective Time.

(f)	Parent and Holdco Actions. Prior to the Effective Time, Parent shall take all actions necessary (including adopting such resolutions of the Board of Directors of Parent or any committee of the Board of Directors of Parent) to effectuate the treatment of Parent Equity Awards contemplated by this Section 1.9. Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdco Common Stock for delivery with respect to the settlement of converted Parent Equity Awards assumed by it in accordance with this Section 1.9. Holdco shall file with the SEC, as soon as practicable following the Effective Time, a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to such shares of Holdco Common Stock.

Section 1.10    Plan of Reorganization. The Whitman Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1    Exchange Fund. Immediately prior to or substantially concurrently with the Effective Time, Holdco shall, and Parent shall cause Holdco to, deposit with a nationally recognized bank or trust company (the “Exchange Agent”) designated by Parent within sixty days after the date of this Agreement, which bank or trust company shall be reasonably satisfactory to the Company, uncertificated, book-entry shares representing the number of shares of Holdco Common Stock sufficient to deliver the aggregate Stock Consideration. Holdco agrees to, and Parent shall cause Holdco to, make available to the Exchange Agent, from time to time as needed, cash sufficient to pay the aggregate Cash Consideration, any dividends and other distributions pursuant to Section 2.3 and cash in lieu of any fraction of a share of Holdco Common Stock to which any holder of shares of Company Common Stock converted pursuant to Section 1.7 is entitled pursuant to Section 2.5. Any cash and uncertificated, book-entry shares of Holdco Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Any amounts payable in respect of Company Equity Awards shall not be deposited with the Exchange Agent but shall instead be paid through the payroll of the Company and its Affiliates in accordance with Section 1.8. No interest will be paid or will accrue on any cash payable pursuant to Section 1.8, Section 2.3 or Section 2.5.

Section 2.2    Exchange Procedures.

(a)	As promptly as practicable after the Effective Time, Holdco shall cause the Exchange Agent to send to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 1.7 into the Stock Consideration and the right to receive the Cash Consideration (i) a letter of transmittal (which shall specify that risk of loss and title to the Certificates or Uncertificated Company Stock shall pass, only upon (A) with respect to shares evidenced by Certificates, delivery of the Certificates (or affidavits of loss in lieu thereof) and (B) with respect to Uncertificated Company Stock, upon proper delivery of any “agent’s message” regarding the book-entry transfer of Uncertificated Company Stock (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent and shall be in a form and have such other provisions as Parent may reasonably specify) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates or Uncertificated Company Stock.
(b)	Upon surrender of a Certificate or Uncertificated Company Stock to the Exchange Agent together with a Letter of Transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, Holdco shall cause the Exchange Agent to, as promptly as practicable, (i) in the case of the Stock Consideration, credit in the stock ledger and other appropriate books and records of Holdco the number of shares of the holder of such Certificates of Uncertificated Company Stock into which the shares of Company Common Stock represented by such

Certificate or Uncertificated Company Stock have been converted pursuant to this Agreement, and (ii) in the case of the Cash Consideration, pay and deliver a check in the amount of the aggregate Cash Consideration that such holder has the right to receive pursuant to this Agreement together with any dividends or other distributions to which such Certificates or Uncertificated Company Stock become entitled in accordance with Section 2.3.

(c)	In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, any shares of Holdco Common Stock to be credited upon, and any cash to be paid upon, due surrender of the Certificate or Uncertificated Company Stock formerly representing such shares of Company Common Stock Holdco may cause the Exchange Agent to credit or pay, as the case may be, to such a transferee only if such Certificate or Uncertificated Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable.
(d)	Until surrendered as contemplated by this Section 2.2, each Certificate and Uncertificated Company Stock shall at any time after the Effective Time represent, upon such surrender, the Stock Consideration and the right to receive the Cash Consideration into which the shares represented by such Certificates or Uncertificated Company Stock have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Uncertificated Company Stock become entitled in accordance with Section 2.3.
(e)	Each Parent Certificate immediately prior to the Effective Time shall, from and after the Effective Time and as a result of the Merger, represent an equivalent number of shares of Holdco Common Stock. At the Effective Time, Holdco shall cause the Exchange Agent to credit in the stock ledger and other appropriate books and records of Holdco an equivalent number of shares of Holdco Common Stock for any uncertificated shares of Parent Common Stock (other than any Parent Cancelled Shares); provided, however, that if an exchange of Parent Certificates for new certificates is required by Law or applicable rule or regulation, or is desired at any time by Holdco, in its sole discretion, Holdco shall arrange for such exchange on a one-for-one-share basis. For the avoidance of doubt, from and after the Effective Time, the former holders of Parent Common Stock, which has been converted into Holdco Common Stock at the Effective Time, shall be entitled to receive any dividends and distributions which may be made with respect to such shares of Holdco Common Stock.

Section 2.3   Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Holdco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificated share of Company Common Stock converted into the Stock Consideration and the right to receive the Cash Consideration pursuant to Section 1.7 until such holder shall surrender such certificated share in accordance with Section 2.2. Subject to escheat, Tax or other applicable Law, following surrender of any such share of Company Common Stock, such holder shall be entitled to receive any such dividends or distributions, without interest, which theretofore had become payable with respect to the Holdco Common Stock represented by such Company Common Stock. Such holder shall be entitled to vote after the Effective Time at any meeting of Holdco stockholders with a record date at or after the Effective Time the number of whole shares of Holdco Common Stock represented by such Certificates, regardless of whether such holder has exchanged their Certificates.

Section 2.4    No Further Ownership Rights. The shares of Holdco Common Stock issued and cash paid upon conversion of shares of Company Common Stock and Parent Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3) shall be deemed to have been delivered or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock or Parent Common Stock, as applicable. From and after the Effective Time, (a) all holders of Certificates and Uncertificated Company Stock shall cease to have any rights as stockholders of the Company other than the Stock Consideration and the right to receive the Cash Consideration into which the shares represented by such Certificates or Uncertificated Company Stock have been converted pursuant to this Agreement (together with any dividends or other distributions to which such Certificates or Uncertificated Company Stock become entitled in accordance with Section 2.3), without interest, (b) all holders of certificates formerly representing shares of Parent Common Stock or of uncertificated shares of Parent Common Stock shall cease to have any rights as stockholders of Parent other than the shares of Holdco Common Stock into which the shares represented by such certificates or uncertificated shares have been converted pursuant to this Agreement in accordance with Section 1.7, and (c) the stock transfer books of the Whitman Surviving Corporation and the Emerson Surviving Corporation shall be closed with respect to all shares of Company Common Stock and Parent Common Stock outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of Holdco, the Whitman Surviving Corporation or the Emerson Surviving Corporation of shares of Company Common Stock or Parent Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Uncertificated Company Stock formerly representing shares of Company Common Stock or any certificates or book-entry shares formerly representing shares of Parent Common Stock are presented to Holdco or the Exchange Agent for any reason, such Certificates, Uncertificated Company Stock, certificates or book-entry shares (as applicable) shall be cancelled and their holders shall be credited shares of Holdco Common Stock as provided in this Article II.

Section 2.5    No Fractional Shares of Holdco Common Stock. No fractional shares of Holdco Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 1.7, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Holdco. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to Section 1.7 that would otherwise have been entitled to receive a fraction of a share of Holdco Common Stock (after taking into account all shares of Company Common Stock evidenced by the Certificates and Uncertificated Company Stock delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by the Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time (the “Parent Closing Price”), rounded down to the nearest penny.

Section 2.6    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of shares of Company Common Stock for nine months after the Effective Time shall be delivered to the Emerson Surviving Corporation or otherwise on the instruction of the Emerson Surviving Corporation, and any holders of Certificates or Uncertificated Company Stock that have not theretofore complied with this Article II shall thereafter look only to the Emerson Surviving Corporation and Holdco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.7 and any dividends or distributions with respect to shares of Holdco Common Stock to which such holders are entitled pursuant to Section 2.3.

Section 2.7    No Liability. None of Holdco, Parent, the Company, the Whitman Surviving Corporation, the Emerson Surviving Corporation, Merger Sub 1, Merger Sub 2 or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Uncertificated Company Stock as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permissible by applicable Law, become the property of Holdco, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.8    Investment of the Exchange Fund. Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent. Any interest and other income resulting from such investments shall promptly be paid to Parent. Any loss of any of the funds included in the Exchange Fund shall be for the account of Parent and shall not alter Parent’s obligation to cause to be paid the Merger Consideration.

Section 2.9    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco, the posting by such Person of a bond in such reasonable amount as Holdco may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Holdco, the Exchange Agent will take the actions required by this Article II with respect to such lost, stolen or destroyed Certificate with respect to the shares of Company Common Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Holdco Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.10    Withholding Rights. Each of Holdco, Parent, the Company, the Whitman Surviving Corporation, the Emerson Surviving Corporation, Merger Sub 1, Merger Sub 2 and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the payment of such amounts under the Code (and the Treasury Regulations) or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and, if required, paid over to the relevant taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.11    Further Assurances. From and after the Effective Time, the respective officers of Holdco, the Whitman Surviving Corporation and the Emerson Surviving Corporation, as applicable, will be authorized to execute and deliver, in the name and on behalf of Holdco, Parent, the Company, Merger Sub 1 or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Holdco, Parent, the Company, Merger Sub 1 or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in Holdco, the Whitman Surviving Corporation or the Emerson Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Holdco, the Whitman Surviving Corporation or the Emerson Surviving Corporation, as applicable, as a result of, or in connection with, the Merger.

Section 2.12    Stock Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates or Uncertificated Company Stock shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly disclosed in the Company SEC Reports filed with or furnished to the SEC after January 1, 2015 and prior to the date of this Agreement (other than (a) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports and (b) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company SEC Reports), or in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent, Holdco and the Merger Subs as follows:

Section 3.1    Organization.

(a)	The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power to own its properties and assets and to conduct its business as now conducted. Copies of the Company Organizational Documents, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.
(b)	Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing or similar concept under the Laws of the jurisdiction of its organization, and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.1(b) of the Company Disclosure Schedule sets forth a list of each material Subsidiary of the Company.

Section 3.2    Qualification to Do Business. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3    No Conflict or Violation. The execution, delivery and, subject to the receipt of the Required Company Vote, performance by the Company of this Agreement do not and will not (a) violate or conflict with any provision of any (i) Company Organizational Document or (ii) any of the organizational documents of the Subsidiaries of the Company, (b) subject to the receipt of any consents set forth in Section 3.4 (including Section 3.4 of the Company Disclosure Schedule), violate any provision of Law, or any Order of any Governmental Entity, (c) subject to the receipt of any consents set forth in Section 3.4 (including Section 3.4 of the Company Disclosure Schedule), result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of any of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Licenses and Permits or (d) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of termination, cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except, with respect to clauses (a)(ii), (b), (c) and (d), for any such violations, breaches or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4    Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or any of its Subsidiaries of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, except for: (a) the filing of the Certificates of Merger with the Secretary of State in accordance with the DGCL; (b) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (c) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (d) the Healthcare Regulatory Approvals; (e) such consents, waivers, authorizations or approvals of any Governmental Entity set forth on Section 3.4 of the Company Disclosure Schedule; and (f) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations which, if not obtained or made, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5    Authorization and Validity of Agreement. The Company has all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Company Vote, perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the Required Company Vote, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent, Holdco, Merger Sub 1 and Merger Sub 2, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (b) general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.6    Capitalization and Related Matters.

(a)	The authorized capital stock of the Company consists of 2,985,000,000 shares of Company Common Stock and 15,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of March 7, 2018, 561,236,845 shares of Company Common Stock were issued and outstanding, and no shares of Company Preferred Stock were issued or outstanding. As of March 7, 2018, there were 16,144,371 shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options, 1,468,703 shares of Company Common Stock subject to outstanding Company Performance Share Unit Awards (assuming achievement of the applicable performance goals at the maximum level), 2,619,369 shares of Company Common Stock subject to outstanding Company RSU Awards and 14,615 shares of Company Common Stock subject to Company Deferred Units, 303,324,061shares of Company Common Stock were held in treasury and 16,359 shares of Company Common Stock were reserved for issuance in the ESPP.

(b)	Except as set forth above in Section 3.6(a), as of March 7, 2018, no shares of capital stock of the Company are issued and outstanding and the Company does not have outstanding, and there are no, any securities convertible into or exchangeable for any shares of capital stock of the Company, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock of the Company, or any stock or securities convertible into or exchangeable for any capital stock of the Company; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above, as of March 7, 2018, in Section 3.6(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries), that are convertible into or exercisable for a share of Company Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Stock. All Company Equity Awards are evidenced by award agreements in the forms previously made available to Parent.
(c)	The issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights and (ii) were issued in compliance with all applicable U.S. federal and state securities Laws. The Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement.
(d)	Section 3.6(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each of the Company’s Significant Subsidiaries and the ownership interest of the Company in each such Significant Subsidiary. The outstanding shares of capital stock, or membership interests or other ownership interests of, that the Company owns in each such Significant Subsidiary, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly. The Company owns, beneficially and of record, directly or indirectly, all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries. The Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.7    Subsidiaries and Equity Investments. The Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (a) their Subsidiaries or (b) investments in marketable securities acquired in the ordinary course of business in accordance with the Company’s investment policy or that constitute cash or cash equivalents. No Subsidiary of the Company owns any shares of capital stock of the Company.

Section 3.8    Company SEC Reports; Financial Statements.

(a)	The Company and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2015 (as such documents and documents furnished to the SEC since January 1, 2015 have since the time of their filing been amended or supplemented and to the extent publicly available, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (i) complied in all material respects with the requirements of the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)	As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the Staff of the SEC with respect to any of the Company SEC Reports, and, to the Knowledge of the Company, none of the Company SEC Reports is subject to ongoing SEC review.
(c)	The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes and schedules thereto) included in the Company SEC Reports at the time they were filed or furnished (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and (iii) fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.
(d)	The statutory financial statements of each Company Insurance Subsidiary, as filed with the applicable domestic regulators for the years ended December 31, 2017 and 2016 and for each subsequent quarterly period ended since December 31, 2017, together with all exhibits and schedules thereto (the “Company Subsidiary SAP Statements”), fairly present, in all material respects, the respective statutory financial conditions of the applicable Company Insurance Subsidiary at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with SAP applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 3.9    Absence of Certain Changes or Events.

(a)	Since December 31, 2017, there has not been any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.
(b)	Since December 31, 2017 through the date hereof, each of the Company and each of its Subsidiaries has operated in the ordinary course of business and has not taken any action that would have required the consent of Parent pursuant to Section 5.1(a)(iii), Section 5.1(a)(iv), Section 5.1(a)(v)(B), Section 5.1(a)(ix), Section 5.1(a)(x) or Section 5.1(a)(xiii) if taken after the date of this Agreement.

Section 3.10    Tax Matters.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)	each of the Company and its Subsidiaries has filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable Law to be filed by it, and all such Tax Returns are true, correct and complete in all respects;

(ii)	all Taxes of the Company and each of its Subsidiaries required to have been paid have been paid in full, except for Taxes being contested in good faith and that have been adequately provided for, in accordance with GAAP, in the Company SEC Reports filed prior to the date hereof;
(iii)	all Taxes required to be deducted, withheld or collected by the Company or any of its Subsidiaries in connection with any amounts paid or owing to, or received or owing from, any employee, creditor, independent contractor, customer or other third party have been so deducted, withheld or collected and remitted to the appropriate taxing authority, and each of the Company and its Subsidiaries has otherwise complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);
(iv)	there is no Proceeding or audit now pending or that has been proposed in writing with respect to the Company or any of its Subsidiaries in respect of any Tax or any Tax Return;
(v)	(A) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force, and there has been no request by a Governmental Entity to execute such a waiver or extension; and (C) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement or arrangement providing for the payment or indemnification of Taxes, payment for Tax losses, entitlements or refunds or similar Tax matters (other than (1) customary provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes or (2) any agreement solely among the Company and/or its Subsidiaries);
(vi)	neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);
(vii)	there are no Liens in respect of or on account of Taxes on any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens;
(viii)	neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is the Company or any of its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract or otherwise; and
(ix)	within the last two years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code.
(b)	Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or, after reasonable diligence and in consultation with Skadden, Arps, Slate, Meagher & Flom LLP (“Company Tax Counsel”), is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) the Merger from qualifying as a transaction described in Section 351 of the Code, (ii) the Whitman Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) Company Tax Counsel from delivering the opinion described in Section 8.3(c).

Section 3.11    Absence of Undisclosed Liabilities. There are no liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of the Company as of December 31, 2017 or referred to in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2017, (c) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (d) liabilities or obligations incurred pursuant to this Agreement.

Section 3.12    Company Property.

(a)	All material real property owned by the Company and its Subsidiaries as of the date hereof is hereinafter referred to as the “Company Owned Real Property”. The Company and its Subsidiaries have good and valid title to all of the Company Owned Real Property free and clear of Liens other than Permitted Liens. All leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which the Company or any of its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by the Company or any of its Subsidiaries in excess of $1,000,000 per year are hereinafter each referred to as a “Company Lease” and, collectively, the “Company Leases”; the property covered by Company Leases under which the Company or any of its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”; the Company Leased Real Property and the Company Owned Real Property are, collectively, referred to herein as the “Company Property”.
(b)	Since December 31, 2017, no Company Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries and no party to any Company Lease has given the Company or any of its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default, except for such defaults or breaches that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Leases are valid and in full force and effect, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)	None of the material Company Owned Real Property is subject to any option or other agreement granting to any Person or entity any right to obtain title to all or any material portion of such property.

Section 3.13    Intellectual Property.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Company Intellectual Property; (ii) to the Knowledge of the Company, no third party is infringing, misappropriating or violating any Company Owned Intellectual Property; (iii) to the Knowledge of the Company, the Company and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date hereof, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries: (A) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (B) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property.
(b)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.
(c)	The Company IT Assets, taken as a whole, operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses in all material respects as currently conducted. Since January 1, 2016, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the material Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, (ii) to the Knowledge of the Company, no Person has gained unauthorized access to the Company IT Assets (or the information and transactions stored or contained therein or transmitted thereby), (iii) no claims have been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Laws or orders relating to privacy, data protection or the collection and use of personal information and user information and (iv) to the Knowledge of the Company, the Company and its Subsidiaries have not committed a violation of a Person’s privacy, personal or confidentiality rights under any Laws or orders relating to privacy, data protection or the collection and use of personal information and user information.

Section 3.14    Licenses and Permits.

(a)	The Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity as of the date hereof (the “Company Licenses and Permits”). The Company has taken all necessary action to maintain such Company Licenses and Permits, except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Company License and Permit invalid in any respect, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted, and none of the operations of the Company or its Subsidiaries is being conducted in a manner that violates in any material respect any of the terms or conditions under which any Company License and Permit was granted, except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)	The operations of the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of applicable U.S. state and local, or non-U.S., Law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor any of its Subsidiaries has done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Company Licenses and Permits.
(c)	No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Company Licenses and Permits is pending or, to the Knowledge of the Company, threatened before any Governmental Entity, except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No notices have been received by, and no claims have been filed against, the Company or any of its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations. The Company has no Knowledge of any event, condition or circumstance that would preclude any Company License and Permit from being renewed in the ordinary course (to the extent that such Company License and Permit is renewable by its terms), except where the failure to be renewed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15    Compliance with Law.

(a)	Since January 1, 2016, the operations of the business of each of the Company and its Subsidiaries have been conducted in accordance in all material respects with all applicable Laws and other legal requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Since January 1, 2016, none of the Company or its Subsidiaries has received notice of any violation (or any investigation with respect thereto) of any such Law or other legal requirement, and none of the Company or its Subsidiaries is in default with respect to any Order, writ or award of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)	The Company and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Global Select Market. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(c)	The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company (a) any significant deficiencies or material weaknesses in the design or operation of internal controls over which could adversely affect the Company’s ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof.
(d)	The Company and each of its Subsidiaries are in compliance with, to the extent applicable, all Healthcare Laws, except where any failure to be in compliance with any of the Healthcare Laws has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No third-party payment program has imposed a fine, penalty or other sanction on the Company or any of its Subsidiaries and none of the Company or its Subsidiaries has been excluded or suspended from participation in any such program, or notified by any such program of an intention to so exclude or suspend the Company or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)	Since January 1, 2016, (i) neither the Company nor any of its Subsidiaries has received or been subject to any written notice, charge, claim, demand or assertion alleging any violation of the Healthcare Laws, and to the Knowledge of the Company, no action alleging any violation of any Healthcare Law by the Company or any of its Subsidiaries is currently threatened against the Company or any of its Subsidiaries, except where such notice, charge, claim, demand or assertion has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (ii) neither the Company nor any of its Subsidiaries has settled, or agreed to settle, any actions brought by any Governmental Entity for a violation of the Healthcare Laws, except where such settlement or action has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f)	Since January 1, 2016, neither the Company nor any of its Subsidiaries, nor any director or executive officer of the Company or any of its Subsidiaries, with respect to actions taken on behalf of the Company or any of its Subsidiaries, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance, (iv) has been disbarred or disqualified from participation in regulated activities for any violation or alleged violation of any Healthcare Laws, (v) has been listed on the General Services Administration List of Parties Excluded from Federal Programs or (vi) is a party to or subject to any proceeding concerning any of the matters described above in clauses (i) through (v).

(g)	The Company and each of its Subsidiaries are in compliance with all applicable Healthcare Information Laws, except for failures to comply with any of the foregoing that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h)	The Company and each of its Subsidiaries (i) are in compliance with all Laws, and any other applicable guidance, relating to the operation of pharmacies, the repackaging of drug products, the wholesale distribution of prescription drugs or controlled substances, and the dispensing of prescription drugs or controlled substances, (ii) are in compliance with all Laws, and any other applicable guidance, relating to the labeling, packaging, advertising or adulteration of prescription drugs or controlled substances and (iii) are not subject to any sanction, revocation, suspension or other adverse action by any Governmental Entity for the matters described above in clauses (i) and (ii), except for such failures to comply or such adverse actions described in clauses (i) through (iii) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(i)	Each Company Insurance Subsidiary has filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all material reports, statements, documents, registrations, filings or submissions required to be filed by them under applicable Law. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each such registration, filing and submission complied in all material respects with applicable Law, and no material deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured.
(j)	All premium rates, rating plans and policy terms established or used by the Company or any Company Insurance Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects and the premiums charged conform in all material respects to the premiums so filed and/or approved and comply in all material respects with the insurance Laws applicable thereto.
(k)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Insurance Subsidiary (including the business, marketing, operations, sales and issuances of Company Insurance Subsidiary policies) is, and since January 1, 2016 has been, in compliance with applicable Law and (ii) no Company Insurance Subsidiary has received any written communication since January 1, 2016 from a Governmental Entity that alleges that the Company Insurance Subsidiary is not in compliance with any insurance Law. There is no pending or, to the Knowledge of the Company, threatened charge by any U.S. state insurance regulatory authority that any Company Insurance Subsidiary has allegedly violated, nor is there any pending or, to the Knowledge of the Company, threatened investigation or enforcement proceeding by any U.S. state insurance regulatory authority with respect to alleged violations by any Company Insurance Subsidiary of, any applicable insurance Laws, except where such charge, investigation or enforcement proceeding has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, each Company Insurance Subsidiary has been duly authorized by the relevant U.S. state insurance regulatory authorities to issue the policies and/or contracts of insurance that it is currently writing and in the states in which it conducts its business, except where the failure to be so duly authorized has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company Insurance Subsidiaries is subject to any order or decree of any insurance regulatory authority which (A) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) relates to material marketing, sales, trade or underwriting practices (other than routine correspondence) from and after January 1, 2016 or (C) seeks the revocation or suspension of any Company License or Permit issued pursuant to applicable insurance Law.

Section 3.16    Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement. There is no material judgment, decree, injunction, ruling or order (each, an “Order”) of any Governmental Entity or before any arbitrator of any nature outstanding or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.17    Contracts.

(a)	Section 3.17(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Company Material Contracts as of the date hereof.
(b)	Each Company Material Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Company Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in default in respect thereof, and no event has occurred that, with due notice or lapse of time or both, would constitute, individually or in the aggregate, such a default, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)	A “Company Material Contract” means any written agreement, contract or commitment (provided, that in the case of Company Customer Contracts and Company Vendor Contracts, all such written agreements, contracts or commitments relating to one customer or vendor shall be deemed one Company Material Contract) to which the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:
(i)	a contract or agreement with one of the top 10 customers (each, a “Company Customer”) by revenue derived by the Company and its Subsidiaries (taken together), for the year ended December 31, 2017, pursuant to which the Company or any of its Subsidiaries has sold goods and/or services (the “Company Customer Contracts”);
(ii)	a top 10 supply-chain contract or agreement by dollar amount for the year ended December 31, 2017;
(iii)	a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice) or any other Indebtedness, in each case, in an amount in excess of $5,000,000,000;
(iv)	a material joint venture, partnership or limited liability company agreement with third parties (other than any agreement entered into in the ordinary course of business);
(v)	a non-competition agreement or any other agreement or obligation (other than exclusivity provisions or arrangements with providers of health care services) which purports to materially limit or otherwise materially restrict the Company or any of its Affiliates from engaging or competing in any line of business material to the Company and its Affiliates (taken as a whole) or in any geographic area material to the Company and its Affiliates (taken as a whole), is material to the offering of integrated pharmacy and medical services;

(vi)	an agreement limiting or restricting the ability of any of the Company or its wholly owned Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;
(vii)	an agreement (other than capital leases) requiring capital expenditures (other than capital lease obligations) in excess of $50,000,000;
(viii)	a material pharmacy benefits management customer contract or agreement that includes any preferred pricing, exclusivity or “most favored nation” or other similar provision binding on the Company or any of its Subsidiaries;
(ix)	a contract or agreement that contains exclusive or preferred purchasing arrangements or promotional requirements; or
(x)	an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person in each case that would be material to the Company, which acquisition has not been consummated as of the date hereof.
(d)	Since December 31, 2017 and prior to the date hereof, no Company Customer that is party to any Company Customer Contract has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Company or any of its Subsidiaries, except for any of the foregoing as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18    Employee Plans.

(a)	Section 3.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Company Benefit Plan.
(b)	The Company has provided Parent with respect to each material Company Benefit Plan a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto.
(c)	None of the Company or any of its ERISA Affiliates has, at any time during the last six years, maintained or contributed to, or been obligated to maintain or contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. None of the Company or any of its ERISA Affiliates has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.
(d)	With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, or such plan has been adopted under a prototype plan or volume submitter plan approved by the IRS, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.
(e)	There are no pending or, to the Knowledge of the Company, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan or against any fiduciary of any Company Benefit Plan with respect to the operation of such plan (other than routine benefits claims).
(f)	Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of

ERISA, the Code and other applicable Laws, and all contributions required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Company’s financial statements.

(g)	None of the Company Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.
(h)	Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Company Benefit Plan; or (v) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.
(i)	No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.
(j)	Except as would not reasonably be expected to result in a material liability to Company or its Subsidiaries, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, Section 409A of the Code.
(k)	Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, all Company Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.19    Insurance. Each of the Company and its Subsidiaries maintains insurance policies with reputable insurance carriers against all risk of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance and bonds insuring each of the Company and its Subsidiaries and their assets, properties and operations are in full force and effect. None of the Company or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such material insurance.

Section 3.20    Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any of its Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Section 3.21 of the Company Disclosure Schedule.

Section 3.21    Labor Matters.

(a)	Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries.
(b)	As of the date hereof, (i) there are no strikes or lockouts pending with respect to any employees of the Company or any of its Subsidiaries, (ii) there is no union organizing effort pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to the employees of the Company or any of its Subsidiaries and (iv) there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to the employees of the Company or any of its Subsidiaries, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries are, and have been, in compliance in all respects with all applicable Laws relating to employment and employment practices, the classification of employees and contractors, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, (ii) there are no charges with respect to or relating to either of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (iii) since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment Laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and no such investigation is in progress.

Section 3.22    Environmental Matters.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been, in compliance in all material respects with all applicable Laws, common law and other requirements of Governmental Entities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”).
(b)	To the Knowledge of the Company, since January 1, 2016:
(i)	the Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws;
(ii)	none of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal Proceedings pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(iii)	none of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including any obligation for costs of remediation, of any other Person that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and
(iv)	there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company, or which would be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.

(c)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 3.23    No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby other than Centerview Partners LLC and Lazard Frères & Co. LLC. The Company has prior to the date hereof furnished to Parent a complete and correct copy of all agreements between the Company and Centerview Partners LLC and Lazard Frères & Co. LLC pursuant to which either of Centerview Partners LLC or Lazard Frères & Co. LLC would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.24    State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is, or at the Effective Time will be, applicable to the Merger or the other transactions contemplated by this Agreement.

Section 3.25    Opinions of Financial Advisors. The Board of Directors of the Company has received the opinions of Centerview Partners LLC and Lazard Frères & Co. LLC, dated as of the date hereof, to the effect that, as of such date, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of the Company Common Stock (other than Company Excluded Shares and Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.26    Board Approval. The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (a) determined that this Agreement is advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and (c) resolved, subject to Section 7.4, to recommend that the holders of the shares of Company Common Stock adopt this Agreement (the “Company Recommendation”), and directed that such matter be submitted for consideration by Company stockholders at the Company Stockholders Meeting. The Company hereby agrees to the inclusion in the joint proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to adopt this Agreement (the “Company Stockholders Meeting”) and to the holders of Parent Common Stock at the Parent stockholders meeting to adopt this Agreement (the “Parent Stockholders Meeting”) (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), of the Company Recommendation of the Board of Directors of the Company described in this Section 3.26 (subject to the right of the Board of Directors of the Company to effect a Company Change in Recommendation in accordance with Section 7.4).

Section 3.27    Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon in favor of the adoption of this Agreement (the “Required Company Vote”) is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement.

Section 3.28    No Improper Payments to Foreign Officials; Trade Laws.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, (i) the Company and its Subsidiaries, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other material applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”), and (ii) neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, agents or other representatives acting on the Company’s behalf have, directly or indirectly, in each case, in violation of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b)	To the Knowledge of the Company, the United States government has not notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of the Fraud and Bribery Laws. Other than the United States government, no Person has notified the Company or any of its Subsidiaries of any actual or, to the Knowledge of the Company, alleged violation or breach of the Fraud and Bribery Laws. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Fraud and Bribery Laws.

Section 3.29    Information Supplied. The information supplied or to be supplied by the Company specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent, Holdco or any of their respective Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by the Company specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent, Holdco or any of their respective Representatives for inclusion therein.

Section 3.30    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Merger, each of Parent, Holdco, Merger Sub 1 and Merger Sub 2 acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries pursuant to this Agreement, or with respect to any other information provided to Parent, Holdco or the Merger Subs in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in this Article III, neither the Company nor any other Person will have or be subject to any liability or obligation to Parent, Holdco, Merger Sub 1, Merger Sub 2 or any other Person resulting from the distribution or failure to distribute to Parent, Holdco, Merger Sub 1 or Merger Sub 2, or Parent’s, Holdco’s, Merger Sub 1’s or Merger Sub 2’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent, Holdco, Merger Sub 1 or Merger Sub 2 in any electronic data room maintained by the Company in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO AND MERGER SUBS

Except as expressly disclosed in the Parent SEC Reports filed with or furnished to the SEC after January 1, 2015 and prior to the date of this Agreement (other than (a) any information that is contained solely in the “Risk Factors” section of such Parent SEC Reports and (b) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Parent SEC Reports), or in the Parent Disclosure Schedule, Parent, Holdco and the Merger Subs hereby represent and warrant to the Company as follows:

Section 4.1    Organization.

(a)	Parent is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power to own its properties and assets and to conduct its business as now conducted. Copies of the Parent Organizational Documents, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof.
(b)	Each of Holdco, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly organized, validly existing and in good standing or similar concept under the Laws of the jurisdiction of its organization, and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 4.1(b) of the Parent Disclosure Schedule sets forth a list of each material Subsidiary of Parent.
(c)	Each of Holdco, Merger Sub 1 and Merger Sub 2 has been newly formed solely for the purpose of engaging in the Merger and has not engaged in any activity other than in connection with the Merger.

Section 4.2    Qualification to Do Business. Each of Parent, Holdco, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3    No Conflict or Violation. The execution, delivery and, subject to the receipt of the Required Parent Vote, the adoption of this Agreement by Holdco in its capacities as the sole stockholder of each of Merger Sub 1 and Merger Sub 2 and the adoption of this Agreement by Parent in its capacity as the sole stockholder of Holdco, performance by Parent, Holdco, Merger Sub 1 and Merger Sub 2 of this Agreement (including the incurrence of the Financing or any other debt or equity financing in connection herewith) do not and will not (a) violate or conflict with any provision of any (i) Parent Organizational Document or (ii) any of the organizational documents of Holdco, Merger Sub 1, Merger Sub 2 or any of Parent’s other Subsidiaries, (b) subject to the receipt of any consents set forth in Section 4.4 (including Section 4.4 of the Parent Disclosure Schedule), violate any provision of Law, or any Order of any Governmental Entity, (c) subject to the receipt of any consents set forth in Section 4.4 (including Section 4.4 of the Parent Disclosure Schedule), result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of any of Parent, Holdco, Merger Sub 1, Merger Sub 2 or any of Parent’s other Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Licenses and Permits or (d) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of termination, cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which Parent, Holdco, Merger Sub 1, Merger Sub 2 or any of Parent’s other Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except, with respect to clauses (a)(ii), (b), (c) and (d), for any such violations, breaches or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by Parent or the performance by Parent or any of its Subsidiaries of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby, except for: (a) the filing of the Certificates of Merger with the Secretary of State in accordance with the DGCL; (b) the filing of a Notification and Report Form under the HSR Act; (c) applicable requirements of the Securities Act and of the Exchange Act; (d) the Healthcare Regulatory Approvals; (e) such consents, waivers, authorizations or approvals of any Governmental Entity set forth on Section 4.4 of the Company Disclosure Schedule; and (f) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations which, if not obtained or made, would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5    Authorization and Validity of Agreement. Parent, Holdco, Merger Sub 1 and Merger Sub 2 have all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Parent Vote, the adoption of this Agreement by Holdco in its capacities as the sole stockholder of each of Merger Sub 1 and Merger Sub 2 and the adoption of this Agreement by Parent in its capacity as the sole stockholder of Holdco, perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, Holdco, Merger Sub 1 and Merger Sub 2 and the performance by Parent, Holdco, Merger Sub 1 and Merger Sub 2 of their respective obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent, the Board of Directors of Holdco, the Board of Directors of Merger Sub 1 and the Board of Directors of Merger Sub 2, as applicable, and all other necessary corporate action on the part of Parent, Holdco, Merger Sub 1 and Merger Sub 2, other than the Required Parent Vote, the adoption of this Agreement by Holdco in its capacities as the sole stockholder of each of Merger Sub 1 and Merger Sub 2 and the adoption of this Agreement by Parent in its capacity as the sole stockholder of Holdco, and no other corporate proceedings on the part of Parent, Holdco, Merger Sub 1 or Merger Sub 2 are necessary to authorize this Agreement and the transactions contemplated hereby. Holdco, as the sole stockholder of each of Merger Sub 1 and Merger Sub 2, will, promptly following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. Parent, as the sole stockholder of Holdco, will, promptly following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. This Agreement has been duly and validly executed and delivered by Parent, Holdco, Merger Sub 1 and Merger Sub 2 and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent, Holdco, Merger Sub 1 and Merger Sub 2, enforceable against each of Parent, Holdco, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (b) general equitable principles (whether considered in a Proceeding in equity or at law).

Section 4.6    Capitalization and Related Matters.

(a)	The authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 25,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of March 7, 2018, 243,237,423 shares of Parent Common Stock (including 1,029,980 shares of Parent Common Stock subject to Parent Restricted Stock Awards) were issued and outstanding, and no shares of Parent Preferred Stock were issued or outstanding. As of March 7, 2018, there were 6,858,842 shares of Parent Common Stock issuable upon the exercise of outstanding Parent Stock Options and 1,667,691 shares of Parent Common Stock subject to outstanding Parent Deferred Units, Parent RSU Awards or Parent Strategic Performance Share Awards (assuming achievement of the applicable performance goals at the maximum level), and 52,908,098 shares of Parent Common Stock were held in treasury.
(b)	The authorized capital stock of Holdco consists of 500 shares of Holdco Common Stock and 500 shares of preferred stock, par value $1.00 per share (“Holdco Preferred Stock”). As of March 7, 2018, 100 shares of Holdco Common Stock were issued and outstanding, and no shares of Holdco Preferred Stock were issued or outstanding.
(c)	Except as set forth above in Section 4.6(a), as of March 7, 2018 no shares of capital stock of Parent are issued and outstanding and Parent does not have outstanding, and there are no, any securities convertible into or exchangeable for any shares of capital stock of Parent, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock of Parent, or any stock or securities convertible into or exchangeable for any capital stock of Parent; and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Parent. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth above in Section 4.6(a), as of March 7, 2018 there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries), that are convertible into or exercisable for a share of Parent Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Parent Common Stock. All Parent Equity Awards are evidenced by award agreements in the forms previously made available to the Company.

(d)	The issued and outstanding shares of Parent Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights and (ii) were issued in compliance with all applicable U.S. federal and state securities Laws. Parent has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Parent Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, the Parent Common Stock, the Merger or the other transactions contemplated by this Agreement.
(e)	Section 4.6(e) of the Parent Disclosure Schedules sets forth, as of the date of this Agreement, each of Parent’s Significant Subsidiaries and the ownership interest of Parent in each such Significant Subsidiary. The outstanding shares of capital stock, or membership interests or other ownership interests of, Holdco, Merger Sub 1, Merger Sub 2 and each other Subsidiary of Parent, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly. Parent owns, beneficially and of record, directly or indirectly, all of the shares of capital stock of, or membership interests or other ownership interests in, Holdco, Merger Sub 1, Merger Sub 2 and each other Significant Subsidiary of Parent, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, Holdco, Merger Sub 1, Merger Sub 2 and each other Subsidiary of Parent, as applicable, are the sole outstanding securities of such Subsidiaries. The Subsidiaries of Parent do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither Parent nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.

Section 4.7    Subsidiaries and Equity Investments. Parent and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (a) their Subsidiaries or (b) investments in marketable securities acquired in the ordinary course of business in accordance with Parent’s investment policy or that constitute cash or cash equivalents. No Subsidiary of Parent owns any shares of capital stock of Parent.

Section 4.8    Parent SEC Reports; Financial Statements.

(a)	Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2015 (as such documents and documents furnished to the SEC since January 1, 2015 have since the time of their filing been amended or supplemented and to the extent publicly available, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the

Parent SEC Reports (i) complied in all material respects with the requirements of the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)	As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the Staff of the SEC with respect to any of the Parent SEC Reports, and, to the Knowledge of Parent, none of the Parent SEC Reports is subject to ongoing SEC review.
(c)	The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes and schedules thereto) included in the Parent SEC Reports at the time they were filed or furnished (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and (iii) fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.
(d)	The statutory financial statements of each Parent Insurance Subsidiary, as filed with the applicable domestic regulators for the years ended December 31, 2017 and 2016 and for each subsequent quarterly period ended since December 31, 2017, together with all exhibits and schedules thereto (the “Parent Subsidiary SAP Statements”), fairly present, in all material respects, the respective statutory financial conditions of the applicable Parent Insurance Subsidiary at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with SAP applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 4.9    Absence of Certain Changes or Events.

(a)	Since December 31, 2017, there has not been any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.
(b)	Since December 31, 2017 through the date hereof, each of Parent and each of its Subsidiaries has operated in the ordinary course of business and has not taken any action that would have required the consent of the Company pursuant to Section 6.1(a)(iii) or Section 6.1(a)(vi), if taken after the date of this Agreement.

Section 4.10    Tax Matters.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)	each of Parent and its Subsidiaries has filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable Law to be filed by it, and all such Tax Returns are true, correct and complete in all respects;
(ii)	all Taxes of Parent and each of its Subsidiaries required to have been paid have been paid in full, except for Taxes being contested in good faith and that have been adequately provided for, in accordance with GAAP, in the Parent SEC Reports filed prior to the date hereof;
(iii)	all Taxes required to be deducted, withheld or collected by Parent or any of its Subsidiaries in connection with any amounts paid or owing to, or received or owing from, any employee, creditor, independent contractor, customer or other third party have been so deducted, withheld or collected and remitted to the appropriate taxing authority, and each of Parent and its Subsidiaries has otherwise complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);

(iv)	there is no Proceeding or audit now pending or that has been proposed in writing with respect to Parent or any of its Subsidiaries in respect of any Tax or any Tax Return;
(v)	(A) there is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent or any of its Subsidiaries that is currently in force, and there has been no request by a Governmental Entity to execute such a waiver or extension; and (C) neither Parent nor any of its Subsidiaries is a party to or bound by any agreement or arrangement providing for the payment or indemnification of Taxes, payment for Tax losses, entitlements or refunds or similar Tax matters (other than (1) customary provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes or (2) any agreement solely among Parent and/or its Subsidiaries);
(vi)	neither Parent nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);
(vii)	there are no Liens in respect of or on account of Taxes on any of the assets or properties of Parent or any of its Subsidiaries, other than Permitted Liens;
(viii)	neither Parent nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is Parent or any of its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract or otherwise; and
(ix)	within the last two years, neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code.
(b)	Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or, after reasonable diligence and in consultation with Wachtell, Lipton, Rosen & Katz (“Parent Tax Counsel”), is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) the Merger from qualifying as a transaction described in Section 351 of the Code, (ii) the Whitman Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) Parent Tax Counsel from delivering the opinion described in Section 8.3(c).

Section 4.11    Absence of Undisclosed Liabilities. There are no liabilities or obligations of Parent or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of Parent as of December 31, 2017 or referred to in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2017, (c) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (d) liabilities or obligations incurred pursuant to this Agreement.

Section 4.12    Intellectual Property.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Parent Intellectual Property; (ii) to the Knowledge of Parent, no third party is infringing, misappropriating or violating any Parent Owned Intellectual Property; (iii) to the Knowledge of Parent, Parent and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date hereof, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries: (A) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (B) challenging Parent’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Parent Owned Intellectual Property.

(b)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Parent Registered Intellectual Property is owned by Parent and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.
(c)	The Parent IT Assets, taken as a whole, operate and perform in a manner that permits the Parent and its Subsidiaries to conduct their respective businesses in all material respects as currently conducted. Since January 1, 2016, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Parent and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the material Parent IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, (ii) to the Knowledge of the Parent, no Person has gained unauthorized access to the Parent IT Assets (or the information and transactions stored or contained therein or transmitted thereby), (iii) no claims have been asserted or, to the Knowledge of the Parent, threatened against the Parent or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Laws or orders relating to privacy, data protection or the collection and use of personal information and user information and (iv) to the Knowledge of the Parent, the Parent and its Subsidiaries have not committed, a violation of a Person’s privacy, personal or confidentiality rights under any Laws or orders relating to privacy, data protection or the collection and use of personal information and user information.

Section 4.13    Licenses and Permits.

(a)	Parent and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of Parent or its Subsidiaries by any Governmental Entity as of the date hereof (the “Parent Licenses and Permits”). Parent has taken all necessary action to maintain such Parent Licenses and Permits, except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of Parent, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Parent License and Permit invalid in any respect, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of Parent and its Subsidiaries as presently conducted, and none of the operations of Parent or its Subsidiaries is being conducted in a manner that violates in any material respect any of the terms or conditions under which any Parent License and Permit was granted, except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)	The operations of Parent and its Subsidiaries are in compliance in all material respects with the terms and conditions of applicable U.S. state and local, or non-U.S., Law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither Parent nor any of its Subsidiaries has done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Parent Licenses and Permits.
(c)	No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Parent Licenses and Permits is pending or, to the Knowledge of Parent, threatened before any Governmental Entity, except for such failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No notices have been received by, and no claims have been filed against, Parent or any of its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations. Parent has no Knowledge of any event, condition or circumstance that would preclude any Parent License and Permit from being renewed in the ordinary course (to the extent that such Parent License and Permit is renewable by its terms), except where the failure to be renewed has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14    Compliance with Law.

(a)	Since January 1, 2016, the operations of the business of each of Parent and its Subsidiaries have been conducted in accordance in all material respects with all applicable Laws and other legal requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Since January 1, 2016, none of Parent or its Subsidiaries has received notice of any violation (or any investigation with respect thereto) of any such Law or other legal requirement, and none of Parent or its Subsidiaries is in default with respect to any Order, writ or award of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)	Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.
(c)	Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent auditors and the audit committee of the Board of Directors of Parent (a) any significant deficiencies or material weaknesses in the design or operation of internal controls over which could adversely affect Parent’s ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.
(d)	Parent and each of its Subsidiaries are in compliance with, to the extent applicable, all Healthcare Laws, except where any failure to be in compliance with any of the Healthcare Laws has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No third-party payment program has imposed a fine, penalty or other sanction on Parent or any of its Subsidiaries and none of Parent or its Subsidiaries has been excluded or suspended from participation in any such program, or notified by any such program of an intention to so exclude or suspend Parent or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e)	Since January 1, 2016, (i) neither Parent nor any of its Subsidiaries has received or been subject to any written notice, charge, claim, demand or assertion alleging any violation of the Healthcare Laws, and to the Knowledge of Parent, no action alleging any violation of any Healthcare Law by Parent or any of its Subsidiaries is currently threatened against Parent or any of its Subsidiaries, except where such notice, charge, claim, demand or assertion has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (ii) neither Parent nor any of its Subsidiaries has settled, or agreed to settle, any actions brought by any Governmental Entity for a violation of the Healthcare Laws, except where such settlement or action has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)	Since January 1, 2016, neither Parent nor any of its Subsidiaries, nor any director or executive officer of Parent or any of its Subsidiaries, with respect to actions taken on behalf of Parent or any of its Subsidiaries, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance, (iv) has been disbarred or disqualified from participation in regulated activities for any violation or alleged violation of any Healthcare Laws, (v) has been listed on the General Services Administration List of Parties Excluded from Federal Programs or (vi) is a party to or subject to any proceeding concerning any of the matters described above in clauses (i) through (v).
(g)	Parent and each of its Subsidiaries are in compliance with all applicable Healthcare Information Laws, except for failures to comply with any of the foregoing that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(h)	Parent and each of its Subsidiaries (i) are in compliance with all Laws, and any other applicable guidance, relating to the operation of pharmacies, the repackaging of drug products, the wholesale distribution of prescription drugs or controlled substances, and the dispensing of prescription drugs or controlled substances, (ii) are in compliance with all Laws, and any other applicable guidance, relating to the labeling, packaging, advertising or adulteration of prescription drugs or controlled substances and (iii) are not subject to any sanction, revocation, suspension or other adverse action by any Governmental Entity for the matters described above in clauses (i) and (ii), except for such failures to comply or such adverse actions described in clauses (i) through (iii) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(i)	Each Parent Insurance Subsidiary has filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all material reports, statements, documents, registrations, filings or submissions required to be filed by them under applicable Law. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each such registration, filing and submission complied in all material respects with applicable Law, and no material deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured.
(j)	All premium rates, rating plans and policy terms established or used by Parent or any Parent Insurance Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects and the premiums charged conform in all material respects to the premiums so filed and/or approved and comply in all material respects with the insurance Laws applicable thereto.
(k)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Insurance Subsidiary (including the business, marketing, operations, sales and issuances of Parent Insurance Subsidiary policies) is, and since January 1, 2016 has been, in compliance with applicable Law and (ii) no Parent Insurance Subsidiary has received any written communication since January 1, 2016 from a Governmental Entity that alleges that the Parent Insurance Subsidiary is not in compliance with any insurance Law. There is no pending or, to the Knowledge of Parent, threatened charge by any U.S. state insurance regulatory authority that any Parent Insurance Subsidiary has allegedly violated, nor is there any pending or, to the Knowledge of Parent, threatened investigation or enforcement proceeding by any U.S. state insurance regulatory authority with respect to alleged violations by any Parent Insurance Subsidiary of, any applicable insurance Laws, except where such charge, investigation or enforcement proceeding has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2016, each Parent Insurance Subsidiary has been duly authorized by the relevant U.S. state insurance regulatory authorities to issue the policies and/or contracts of insurance that it is currently writing and in the states in which it conducts its business, except where the failure to be so duly authorized has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of the Parent Insurance Subsidiaries is subject to any order or decree of any insurance regulatory authority which (A) has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (B) relates to material marketing, sales, trade or underwriting practices (other than routine correspondence) from and after January 1, 2016 or (C) seeks the revocation or suspension of any Parent License or Permit issued pursuant to applicable insurance Law.

Section 4.15    Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of Parent, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement. There is no material Order of any Governmental Entity or before any arbitrator of any nature outstanding or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.

Section 4.16    Contracts.

(a)	Section 4.16(a) of the Parent Disclosure Schedule sets forth a complete and correct list of all Parent Material Contracts as of the date hereof.
(b)	Each Parent Material Contract is valid, binding and enforceable against Parent or its Subsidiaries and, to the Knowledge of Parent, against the other parties thereto in accordance with its terms, and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent I performance, status or any other respect (claimed or actual) in connection with, any Parent Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in default in respect thereof, and no event has occurred that, with due notice or lapse of time or both, would constitute, individually or in the aggregate, such a default, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)	A “Parent Material Contract” means any written agreement, contract or commitment (provided, that in the case of Parent Vendor Contracts, all such written agreements, contracts or commitments relating to one vendor shall be deemed one Parent Material Contract) to which Parent or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:
(i)	a contract or agreement with one of the top 10 vendors of Parent or any of its Subsidiaries (each, a “Parent Vendor”) by dollar amount paid to such vendors by Parent and its Subsidiaries (taken together), for the year ended December 31, 2017 (the “Parent Vendor Contracts”);
(ii)	a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice) or any other Indebtedness, in each case, in an amount in excess of $5,000,000,000;
(iii)	a material joint venture, partnership or limited liability company agreement with third parties (other than any agreement entered into in the ordinary course of business);
(iv)	a non-competition agreement or any other agreement or obligation (other than exclusivity provisions or arrangements with providers of health care services) which purports to materially limit or otherwise materially restrict Parent or any of its Affiliates from engaging or competing in any line of business material to Parent and its Affiliates (taken as a whole) or in any geographic area material to Parent and its Affiliates (taken as a whole);
(v)	an agreement limiting or restricting the ability of any of Parent or its wholly owned Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(vi)	a contract or agreement that includes any material exclusivity, preferred pricing or “most favored nation” or other similar provision binding on Parent or any of its Subsidiaries that is material to Parent’s business, taken as a whole; or
(vii)	an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person in each case that would be material to Parent, which acquisition has not been consummated as of the date hereof.

Section 4.17    Employee Plans.

(a)	Section 4.17(a) of the Parent Disclosure Schedule contains a correct and complete list of each material Parent Benefit Plan.
(b)	None of Parent or any of its ERISA Affiliates has, at any time during the last six years, maintained or contributed to, or been obligated to maintain or contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. None of Parent or any of its ERISA Affiliates has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to Parent or any of its Subsidiaries.
(c)	With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, or such plan has been adopted under a prototype plan or volume submitter plan approved by the IRS, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.
(d)	There are no pending or, to the Knowledge of Parent, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan or against any fiduciary of any Parent Benefit Plan with respect to the operation of such plan (other than routine benefits claims).
(e)	Each Parent Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, and all contributions required to have been made under any of the Parent Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on Parent’s financial statements.
(f)	None of the Parent Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.
(g)	Except as would not reasonably be expected to result in a material liability to Parent or its Subsidiaries, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, Section 409A of the Code.
(h)	Except as would not reasonably be expected to result in a material liability to Parent or its Subsidiaries, all Parent Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.
(i)	Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Parent and its

Subsidiaries or with respect to any Parent Benefit Plan; (ii) increase any benefits otherwise payable under any Parent Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Parent Benefit Plan; or (v) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust.

Section 4.18    Insurance. Each of Parent and its Subsidiaries, with the exception of Holdco, Merger Sub 1 and Merger Sub 2, maintains insurance policies with reputable insurance carriers against all risk of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance and bonds insuring each of Parent and its Subsidiaries, with the exception of Holdco, Merger Sub 1 and Merger Sub 2, and their assets, properties and operations are in full force and effect. None of Parent or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of Parent or its Subsidiaries received notice of cancellation of or cancelled any such material insurance.

Section 4.19    Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director or executive officer of Parent or any of its Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Section 4.20 of the Parent Disclosure Schedule.

Section 4.20    Labor Matters.

(a)	As of the date hereof, (i) there are no strikes or lockouts pending with respect to any employees of Parent or any of its Subsidiaries, (ii) there is no union organizing effort pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened, with respect to the employees of Parent or any of its Subsidiaries and (iv) there is no slowdown or work stoppage in effect or, to the Knowledge of Parent, threatened with respect to the employees of Parent or any of its Subsidiaries, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)	Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries are, and have been, in compliance in all respects with all applicable Laws relating to employment and employment practices, the classification of employees and contractors, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, (ii) there are no charges with respect to or relating to either of Parent or its Subsidiaries pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (iii) since January 1, 2017, neither Parent nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment Laws of an intention to conduct an investigation of either of Parent or its Subsidiaries and no such investigation is in progress.

Section 4.21    Environmental Matters.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is, and has been, in compliance in all material respects with all applicable Environmental Laws.
(b)	To the Knowledge of Parent, since January 1, 2017:
(i)	Parent and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Parent or its Subsidiaries which would be reasonably expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws;

(ii)	none of Parent or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal Proceedings pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries under any Environmental Law which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(iii)	none of Parent or its Subsidiaries has entered into any agreement pursuant to which Parent or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including any obligation for costs of remediation, of any other Person that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and
(iv)	there has been no release or threatened release of a Hazardous Material, on, at or beneath any of the Parent Property or other properties currently or previously owned or operated by Parent or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by Parent, or which would be expected to give rise to any other material liability or damages to Parent or its Subsidiaries under any Environmental Laws.
(c)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 4.22    No Brokers. The Company will not be liable for any brokerage, finder’s or other fee or commission to any consultant, broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Holdco, Merger Sub 1 or Merger Sub 2.

Section 4.23    Financing. Parent has delivered to the Company (i) a correct and complete fully executed copy of the commitment letter, dated as of March 8, 2018, among Parent, Holdco, Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., including all exhibits, schedules and annexes to such letter in effect as of the date of this Agreement and (ii) a correct and complete fully executed copy of the fee letter referenced therein (together, the “Commitment Letter”) (it being understood that such fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the commitment parties thereunder have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (b) general equitable principles (whether considered in a Proceeding in equity or at law). There are no conditions precedent related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, and assuming the accuracy of the Company’s representations and warranties contained in Article III and compliance by the Company with its covenants contained in Article V and Article VII, in each case, in all material respects, the net proceeds contemplated from the Financing, together with other financial resources of Parent and its Subsidiaries, will, in the aggregate, be sufficient for the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby. As of the execution and delivery of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the Knowledge of Parent, any other party to the Commitment Letter, under the Commitment Letter, and (ii) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and its Subsidiaries’ obligations under this Agreement will not be available to Parent on the Closing Date, in each of clauses (i) and (ii), assuming the accuracy of the Company’s representations and warranties contained in Article III and compliance by the Company with its covenants contained in Article V and Article VII, in each case, in all material respects. Parent and/or Holdco has fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the Financing. The obligations of Parent, Holdco and the Merger Subs hereunder are not subject to any condition regarding Parent’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 4.24    State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Parent Organizational Documents is, or at the Effective Time will be, applicable to the Merger or the other transactions contemplated by this Agreement.

Section 4.25    Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion, and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley & Co. LLC as set forth therein, the Merger Consideration to be paid by Holdco pursuant to this Agreement is fair from a financial point of view to Parent.

Section 4.26    Board Approval. The Board of Directors of Parent, at a meeting duly called and held, (a) determined that this Agreement is advisable and fair to, and in the best interests of, Parent and its stockholders, (b) approved the execution, delivery and performance by Parent of this Agreement and (c) resolved, subject to Section 7.5, to recommend that the holders of the shares of Parent Common Stock to adopt this Agreement (the “Parent Recommendation”), and directed that such matter be submitted for consideration by Parent stockholders at the Parent Stockholders Meeting. Parent hereby agrees to the inclusion in the Joint Proxy Statement/Prospectus of the Parent Recommendation of the Board of Directors of Parent described in this Section 4.26 (subject to the right of the Board of Directors of Parent to effect a Parent Change in Recommendation in accordance with Section 7.5).

Section 4.27    Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon in favor of the adoption of this Agreement (the “Required Parent Vote”) is the only vote or consent of the holders of any class or series of Parent’s capital stock necessary to adopt this Agreement.

Section 4.28    No Improper Payments to Foreign Officials; Trade Laws.

(a)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2016, (i) Parent and its Subsidiaries, directors, officers and employees have complied with the Fraud and Bribery Laws, and (ii) neither Parent, any Subsidiary of Parent nor, to the Knowledge of Parent, any of Parent’s directors, officers, employees, agents or other representatives acting on Parent’s behalf have, directly or indirectly, in each case, in violation of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b)	To the Knowledge of the Company, the United States government has not notified Parent or any of its Subsidiaries of any actual or alleged violation or breach of the Fraud and Bribery Laws. Other than the United States government, no Person has notified Parent or any of its Subsidiaries of any actual or, to the Knowledge of Parent, alleged violation or breach of the Fraud and Bribery Laws. To the Knowledge of Parent, none of Parent or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Fraud and Bribery Laws.

Section 4.29    Information Supplied. The information supplied or to be supplied by Parent or Holdco specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by Parent or Holdco with respect to statements made therein based on information supplied by the Company or its Representatives for inclusion therein. The information supplied or to be supplied by Parent or Holdco specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Holdco with respect to statements made therein based on information supplied by the Company or its Representatives for inclusion therein.

Section 4.30    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent in connection with the Merger, the Company acknowledges that none of Parent, Holdco, Merger Sub 1, Merger Sub 2 nor any other Person on behalf of any of Parent, Holdco, Merger Sub 1 or Merger Sub 2 makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries pursuant to this Agreement, or with respect to any other information provided to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in this Article IV, none of Parent, Holdco, Merger Sub 1, Merger Sub 2 nor any other Person will have or be subject to any liability or obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company in any electronic data room maintained by Parent in connection with the Merger.

ARTICLE V

COVENANTS OF THE COMPANY

The Company hereby covenants as follows:

Section 5.1    Conduct of Business Before the Closing Date.

(a)	The Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement or as may be required by Law), unless Parent shall otherwise consent in writing, (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable Laws; and (ii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present executive officers and the key employees of the Company, to maintain all of the Company Licenses and Permits and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement, as may be required by Law or as set forth on Section 5.1(a) of the Company Disclosure Schedule), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed):

(i)	make any change in any of its organizational documents;
(ii)	issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise, except, in each case, for (A) grants of Company Equity Awards as permitted by Section 5.1(a)(vii) or (B) shares of Company Common Stock issuable upon settlement or exercise, as applicable, of outstanding Company Equity Awards in accordance with their terms;
(iii)	make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or Company Property for consideration in excess of $75,000,000 individually or $500,000,000 in the aggregate;
(iv)	subject any of its assets, properties or rights or any part thereof, to any Lien or suffer such to exist (other than Permitted Liens) if the obligations supported by such Lien are in excess of $75,000,000 in the aggregate;
(v)	(A) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of the Company or any of its Subsidiaries, other than in connection with (x) required Tax withholding in connection with the vesting and/or exercise of Company Equity Awards and (y) forfeitures of Company Equity Awards pursuant to their terms as in effect on the date of this Agreement; (B) declare, set aside or pay any dividends or other distributions in respect of such shares or interests, other than dividends or other distributions by the Company’s Subsidiaries; (C) prepay, redeem, repurchase, defease, cancel or otherwise terminate any Indebtedness or guarantees thereof of the Company or any of its Subsidiaries; or (D) prepay or otherwise satisfy any obligations outstanding under any of the Company’s capital leases, other than pursuant to the applicable scheduled payments provided for under the corresponding capital leases;
(vi)	(A) acquire, lease or sublease any material assets or properties (including any real property) that have a fair market value in excess of $150,000,000 in the aggregate or (B) acquire any equity interest or business of any Person for consideration in excess of $150,000,000 in the aggregate or in a transaction that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger;
(vii)	except, in each case, (x) as required by the terms of any Company Benefit Plan in effect as of the date hereof or (y) as required by Law, (A) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, (B) establish, adopt, enter into or amend (except in the case of immaterial amendments that do not increase liabilities of the Company or its Subsidiaries) any Company Benefit Plan, any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence on the date of this Agreement or any collective bargaining agreement, (C) accelerate the vesting or time of payment of any stock or stock-based compensation or other compensation, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (E) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Benefit Plan, (F) make any loan or cash advance to any current or former director, officer, employee or independent contractor, (G) hire or promote any employee or consultant, other than hires or promotions of employees below pay grade M3 (with respect to grade M2 subject to the limitations set forth in Section 5.1(a)(vii) of the Company Disclosure Schedule) in the ordinary course of business and consistent with past practice and hires of consultants in the ordinary course of business and consistent with past practice, or (H) terminate without “cause” any employee with a title of Senior Vice President or above;

(viii)	make capital expenditures in the aggregate in excess of the Company’s capital expenditure forecast as set forth on Section 5.1(a)(viii) of the Company Disclosure Schedule, other than as may be necessary in connection with any emergency repair, maintenance or replacement;
(ix)	pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than Subsidiaries) other than on arms-length terms;
(x)	make any change in any method of financial or statutory accounting or financial or statutory accounting principle, method, estimate or practice, except for any such change required by GAAP, SAP or applicable Law;
(xi)	fail to keep in full force and effect insurance substantially comparable in amount and scope to coverage currently maintained, except in the ordinary course of business;
(xii)	make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, or change any annual Tax accounting period, (C) file any amended material Tax Return, (D) settle any Proceeding or audit relating to the Company or any of its Subsidiaries for or in respect of a material amount of Taxes (E) surrender any right to claim a refund of material Taxes or (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local or non-U.S. Law);
(xiii)	(A) settle, release or forgive any claim, action, proceeding, investigation or inquiry, or make any commitment to a Governmental Entity, other than settlements that result solely in monetary obligations of the Company and its Subsidiaries not in excess of $75,000,000 individually or $300,000,000 in the aggregate and not involving any non-de minimis injunctive or other equitable relief or operating restrictions, admissions or other obligations of the Company or any of its Subsidiaries, (B) waive any right with respect to any material claim held by the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice or (C) settle or resolve any claim against the Company or any of its Subsidiaries on terms that require the Company or any of its Subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 5.1(a)(xii);
(xiv)	lend money to any Person (other than to the Company or to wholly owned Subsidiaries of the Company) or incur, assume, endorse, guarantee or otherwise become liable for, or modify the terms of, any Indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);
(xv)	modify its current investment policies or investment practices in any material respect, except for any changes required by changes in applicable Law;
(xvi)	enter into or amend or terminate early, or waive any material rights under, any Company Material Contract (or any agreement, contract or commitment that would be a Company Material Contract if it were in effect on the date of this Agreement), other than in the ordinary course of business consistent with past practice;
(xvii)	abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Company Intellectual Property owned or exclusively licensed to the

Company or its Subsidiaries, other than non-exclusive licenses in the ordinary course of business consistent with past practice, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to material Company Intellectual Property;

(xviii)	subject to Section 5.1(a)(xix), enter into any new line of business outside of its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of the Company or any of its Subsidiaries as of the date of this Agreement;
(xix)	enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger; or
(xx)	commit or agree to do or authorize any of the foregoing.
(b)	Nothing contained in this Agreement shall give to Parent, Holdco, Merger Sub 1 or Merger Sub 2, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

ARTICLE VI

COVENANTS OF PARENT, HOLDCO, MERGER SUB 1 AND MERGER SUB 2

Parent, Holdco, Merger Sub 1 and Merger Sub 2 hereby covenant as follows:

Section 6.1    Conduct of Business Before the Closing Date.

(a)	Parent covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement or as may be required by Law), unless the Company shall otherwise consent in writing, (i) the businesses of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable Laws; and (ii) Parent shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Parent and its Subsidiaries, to keep available the services of the present executive officers and the key employees of Parent, to maintain all of the Parent Licenses and Permits and to preserve, in all material respects, the present relationships of Parent and its Subsidiaries with persons with which Parent or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement, as may be required by Law or as set forth on Section 6.1(a) of the Parent Disclosure Schedule), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed):
(i)	make, in the case of Parent, any change in any of its organizational documents;
(ii)	issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise, except, in each case, for (A) grants of Parent Equity Awards in the ordinary course of business consistent with past practice, or (B) shares of Parent Common Stock issuable upon settlement or exercise, as applicable, of outstanding Parent Equity Awards in accordance with their terms;

(iii)	declare, set aside or pay dividends or other distributions in respect of such shares or interests of Parent, other than regular annual cash dividends payable by Parent in respect of shares of Parent Common Stock in the ordinary course of business consistent with past practice, with declaration, record and payment dates substantially consistent with those of the dividends paid by Parent during its most recent fiscal year;
(iv)	redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Parent or any of its Subsidiaries, other than (A) in connection with (x) required Tax withholding in connection with the vesting and/or exercise of Parent Equity Awards and (y) forfeitures of Parent Equity Awards pursuant to their terms as in effect on the date of this Agreement or (B) purchases or acquisitions of Parent Common Stock to offset dilution from Parent Stock Options and other Parent Equity Awards;
(v)	(A) acquire, lease or sublease any material assets or properties (including any real property), (B) acquire any equity interest or business of any Person or (C) acquire another business or merge with or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person or restructure, reorganize or completely or partially liquidate, if, in each case of (A), (B) and (C), such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Merger;
(vi)	pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than Subsidiaries) other than on arms-length terms;
(vii)	fail to keep in full force and effect insurance substantially comparable in amount and scope to coverage currently maintained, except in the ordinary course of business;
(viii)	subject to Section 6.1(a)(x), enter into any new line of business outside of its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of the Company or any of its Subsidiaries as of the date of this Agreement
(ix)	enter into or amend or terminate early, or waive any material rights under, any Parent Material Contract (or any agreement, contract or commitment that would be a Parent Material Contract if it were in effect on the date of this Agreement), other than in the ordinary course of business consistent with past practice;
(x)	enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger; or
(xi)	commit or agree to do or authorize any of the foregoing.
(b)	Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.
(c)	Each of Parent and the Company shall designate a single representative who shall be responsible for managing and approving requests for waivers of or exemptions from the covenants set forth in this Section 6.1 or Section 5.1 (the “Designated Representatives”), as applicable, on behalf of Parent or the Company, as applicable. All such requests for waiver or exemptions shall be submitted to the other party’s Designated Representative. Each of Parent and the Company shall use its reasonable best efforts to respond promptly to each such request through their Designated Representative. Any disputes arising in connection with such requests for waivers or exemptions which cannot be resolved between the Designated Representatives shall be referred to the respective General Counsels of Parent and the Company.

Section 6.2    Employee Benefits.

(a)	From and after the Effective Time, Holdco shall, and Holdco shall cause the Emerson Surviving Corporation to, honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that, for the avoidance of doubt, the foregoing shall not prohibit Holdco from amending or terminating any Company Benefit Plan to the extent permitted by the terms of such Company Benefit Plan. For the period from the Closing Date through December 31, 2019 (the “Benefit Continuation Period”), Holdco agrees to provide each employee of the Company or its Subsidiaries as of the Effective Time (each, a “Continuing Company Employee”), while such Continuing Company Employee remains employed by Holdco or any of its Subsidiaries (including, after the Effective Time, the Emerson Surviving Corporation and its Subsidiaries), with (i) a base salary or base wage rate and, if applicable, annual cash incentive opportunity, at a level no lower than the base salary or base wage rate and, if applicable, annual cash incentive opportunity, in effect for the applicable Continuing Company Employee as of immediately prior to the Closing Date, and (ii) Total Aggregate Benefits (as defined below) on terms no less favorable than the Total Aggregate Benefits provided to the applicable Continuing Company Employee as of immediately prior to the Closing Date. For purposes of this Section 6.2(a), “Total Aggregate Benefits” means employee welfare and retirement benefits (other than severance benefits), collectively. Upon a termination by the Company, Holdco or any Subsidiary of a Continuing Company Employee’s employment under severance qualifying circumstances during the Benefit Continuation Period, such Continuing Company Employee shall be eligible to receive cash severance pay in an amount equal to the cash severance pay for which such Continuing Company Employee would have been eligible under the Company Benefit Plan which is a severance plan (as identified on Section 6.2(a) of the Company Disclosure Schedule) applicable to such Continuing Company Employee as of immediately prior to the Effective Time, subject to the Continuing Company Employee’s execution without revocation of a release of claims in favor of Parent and its Affiliates and satisfaction of any other eligibility requirements set forth in such plan as in effect on the date hereof.
(b)	If the Effective Time occurs on or prior to December 31, 2018, the Company may, but is not required to, pay immediately prior to the Closing to each Continuing Company Employee (including the Company’s executive officers) who participates in the Company’s Employee Annual Bonus Plan (the “Company Incentive Plan”) and who is then in good standing (as determined by the Company in its discretion) a cash bonus in respect of such plan year in an amount equal to two hundred percent (200)% of the Continuing Company Employee’s target bonus award under the Company Incentive Plan for 2018 (without pro-ration other than with respect to new hires and mid-year changes to bonus targets). If the Effective Time occurs on or after January 1, 2019, the Company may, but is not required to, pay immediately prior to the Closing to each Continuing Company Employee who participates in the Company Incentive Plan and who is then in good standing (as determined by the Company in its discretion), a pro-rata cash bonus in respect of such plan year, in an amount equal to (i) the cash bonus amount payable to such Continuing Company Employee under the Company Incentive Plan based on the actual level of achievement of the applicable performance criteria for such plan year measured through the latest practicable date prior to the Closing Date, with such level of achievement conclusively determined, in good faith, by the Compensation Committee of the Board of Directors of the Company in the ordinary course of business (other than as to timing) and consistent with past practice prior to the Closing, multiplied by (ii) a fraction, the numerator of which is the number of days elapsed from January 1, 2019 through the day prior to the Closing Date, and the denominator of which is 365. Notwithstanding the foregoing, if a bonus or pro-rata bonus is to be paid by the Company under this Section 6.2(b), any Continuing Company Employee who is party to an executive employment agreement, covered by the Company’s Change in Control Severance Plan, or covered by or party to any other Company Benefit Plan that provides for a full or prorated bonus upon termination of employment or a change in control, shall not be entitled to receive a full or prorated bonus under such agreement or plan in respect of the 2018 plan year or the applicable portion of the 2019 plan year, and the Company shall effectuate the foregoing through either an amendment to such agreement or plan, or receipt of a waiver from the impacted Continuing Company Employee, as a condition to payment of the bonus payout described in this Section 6.2(b), and Holdco will be provided with a reasonable opportunity to review and comment on each such amendment or waiver in advance and the

Company shall consider Holdco’s comments in good faith. In addition, notwithstanding Section 6.2(a) hereof, (i) if a bonus is paid by the Company to a Continuing Company Employee pursuant to the first sentence of this Section 6.2(b) with respect to the 2018 plan year, Holdco shall not be obligated to provide an annual cash incentive opportunity or pay a bonus for 2018 to any such Continuing Company Employee, and (ii) if a pro-rata bonus is paid by the Company to a Continuing Company Employee pursuant to the second sentence of this Section 6.2(b) with respect to the applicable portion of the 2019 plan year, Holdco shall not be obligated to provide an annual cash incentive opportunity or pay a bonus to any such Continuing Company Employee with respect to the portion of the 2019 plan year ending prior to the Closing Date.

(c)	With respect to any Company Benefit Plan, Parent Benefit Plan or employee benefit plan sponsored by Holdco, in each case, in which any Continuing Company Employee first becomes eligible to participate on or after the Effective Time (collectively, the “New Plans”), each Continuing Company Employee shall, to the extent permitted by applicable Law, receive full credit for the years of continuous service by such Continuing Company Employee recognized by the Company or its Subsidiaries prior to the Effective Time pursuant to a corresponding Company Benefit Plan to the same extent as if it were service with Parent for all purposes other than (i) for purposes of retiree medical plans or for purposes of benefit accrual under defined benefit pension plans, (ii) where such credit would result in a duplication of benefits, (iii) where such service was not recognized under the corresponding Company Benefit Plan or no corresponding Company Benefit Plan existed or (iv) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits. With respect to any New Plan that is a welfare benefit plan in which any Continuing Company Employees first become eligible to participate on or after the Effective Time, Holdco shall use commercially reasonable efforts to (A) cause to be waived any eligibility requirements or pre-existing condition limitations except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Company Benefit Plan in which any such Continuing Company Employee was a participant or eligible to participate as of immediately prior to the Effective Time, and (B) give effect, in determining any deductibles, co-insurance or maximum out of pocket limitations, to amounts paid by such Continuing Company Employees prior to the Effective Time under a Company Benefit Plan in which any such Continuing Company Employee was a participant as of immediately prior to the Effective Time (to the same extent that such credit was given under such Company Benefit Plan prior to the Effective Time) in satisfying such requirements during the plan year in which the Effective Time occurs. If employees of Parent and its Subsidiaries as of immediately prior to the Effective Time become eligible to participate in New Plans (other than existing Parent Benefit Plans) after the Effective Time, the provisions of this Section 6.2(c) shall apply to such employees in the same manner as such provisions apply to Continuing Company Employees.
(d)	Prior to making any broad-based communication or written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement (including any schedules hereto), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.
(e)	As soon as reasonably practicable after the date hereof (and in no event later than thirty (30) days after the date hereof), the Company shall provide Parent the following: (i) with respect to each material Company Benefit Plan, to the extent applicable, (A) the most recent determination letter received by the Company or any of its Subsidiaries from the IRS regarding the tax-qualified status of such Company Benefit Plan; (B) the most recent financial statements for such Company Benefit Plan; (C) the most recent actuarial valuation report; (D) the current summary plan description and any summaries of material modifications; and (E) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year; and (ii) complete copies of the calculations prepared for purposes of Section 280G of the Code for employees with a pay grade of M3 or higher and/or who are executive officers and the related supporting data. As soon as reasonably practicable after the date hereof (and in no event later than ninety (90) days after the date hereof), the Company shall provide Parent with complete copies of the calculations prepared for purposes of Section 280G of the Code for employees with a pay grade below M3 who are reasonably expected to be “disqualified individuals” for purposes of Section 280G of the Code.

(f)	Nothing contained in this Section 6.2 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Company Benefit Plan or any Parent Benefit Plan, (ii) shall alter or limit the ability of any of Holdco, the Whitman Surviving Corporation, the Emerson Surviving Corporation, or any of their respective Subsidiaries, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any current or former employee, director, officer or other service provider or any participant in a Company Benefit Plan or other employee benefit plan, agreement or other arrangement) any right as a third-party beneficiary of this Agreement.

Section 6.3    Indemnification Continuation.

(a)	For purposes of this Section 6.3, (i) “Whitman Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of Parent or any of its Subsidiaries or (y) serving at the request of Parent as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, (ii) “Emerson Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of or in any similar capacity with the Company or any of its Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust and (iii) “Proceeding” shall mean any claim, demand, action, suit, proceeding, subpoena or investigation.
(b)	From and after the Effective Time, Holdco shall and shall cause its Subsidiaries to, to the fullest extent permitted by applicable Law, indemnify each Whitman Indemnified Person and each Emerson Indemnified Person in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Whitman Indemnified Person or Emerson Indemnified Person is or was an officer or director of Parent or any of its Subsidiaries (in the case of such Whitman Indemnified Person) or an officer or director of the Company or any of its Subsidiaries (in the case of such Emerson Indemnified Person), or is or was serving at the request of Parent (in the case of such Whitman Indemnified Person) or the Company (in the case of such Emerson Indemnified Person) as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time. In the event of any such Proceeding, each Whitman Indemnified Person and each Emerson Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such Proceeding from Holdco within a reasonable period of time following receipt by Holdco from such Whitman Indemnified Person or Emerson Indemnified Person of a request therefor; provided that a Whitman Indemnified Person or an Emerson Indemnified Person to whom expenses are advanced provides an undertaking (only to the extent required by the DGCL) to repay Holdco for any expenses incurred by Holdco in connection with the indemnification of such Whitman Indemnified Person or Emerson Indemnified Person pursuant to this Section 6.3 if it is ultimately determined that such Whitman Indemnified Person or Emerson Indemnified Person did not meet the standard of conduct necessary for indemnification as set forth in the Parent Organizational Documents (in the case of such Whitman Indemnified Person) or the Company Organizational Documents (in the case of such Emerson Indemnified Person). For six years from the Effective Time, the Whitman Surviving Corporation and the Emerson Surviving Corporation shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of Parent’s, the Company’s or any of their respective Subsidiaries’ certificates of incorporation or by-laws or similar organizational documents as in effect immediately prior to the Effective Time in any manner that would adversely affect the rights thereunder of any Whitman Indemnified Person or Emerson Indemnified Person. In the event that Holdco, the Whitman Surviving Corporation or the Emerson Surviving Corporation (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Holdco, the Whitman Surviving Corporation or the Emerson Surviving Corporation (as applicable) shall cause proper provision to be made so that the successors and assigns of Holdco, the Whitman Surviving Corporation or the Emerson Surviving Corporation (as applicable) assume the obligations set forth in this Section 6.3, unless such assumption occurs by operation of Law.

(c)	Holdco shall cause the Whitman Surviving Corporation and the Emerson Surviving Corporation to, and the Whitman Surviving Corporation and the Emerson Surviving Corporation shall, maintain in effect for six years from the Effective Time, Parent’s (in the case of the Whitman Surviving Corporation) and the Company’s (in the case of the Emerson Surviving Corporation) current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the Effective Time with respect to Whitman Indemnified Persons or Emerson Indemnified Persons; provided, however, that in no event shall the Whitman Surviving Corporation or the Emerson Surviving Corporation be required to expend pursuant to this Section 6.3(c) more than an amount per year equal to 450% of current annual premiums paid by Parent (in the case of the Whitman Surviving Corporation) or the Company (in the case of the Emerson Surviving Corporation) for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Whitman Surviving Corporation or the Emerson Surviving Corporation would be required to expend more than 450% of current annual premiums, the Whitman Surviving Corporation or the Emerson Surviving Corporation (as applicable) shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 450% of current annual premiums. In lieu of the foregoing, Parent may purchase at or prior to the Effective Time, and the Company, in consultation with, and with the consent of, Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) purchase at or prior to the Effective Time, and/or Holdco may purchase following the Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Whitman Indemnified Person or Emerson Indemnified Person (as applicable) for an amount not to exceed 450% of current annual premiums. If such “tail” policy has been established by Parent or the Company, Holdco shall not terminate such policy and shall cause all obligations of Parent or the Company thereunder to be honored by the Whitman Surviving Corporation and the Emerson Surviving Corporation (as applicable).
(d)	The provisions of this Section 6.3 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Whitman Indemnified Persons and the Emerson Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1    Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings.

(a)	As promptly as reasonably practicable after the date of this Agreement, the Company and Parent shall cooperate in preparing the Joint Proxy Statement/Prospectus and the registration statement on Form S-4 (and any amendment or supplement thereto) pursuant to which shares of Holdco Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”) (in which the Joint Proxy Statement/Prospectus will be included), and shall cause Holdco to file the Joint Proxy Statement/Prospectus and the Registration Statement with the SEC. Each of Holdco, Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable, to ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Joint Proxy Statement/Prospectus shall include the Company Recommendation, the Parent Recommendation, and the recommendation of the Board of Directors of the Company and of the Board of Directors of Parent in favor of approval of any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the

Registration Statement pursuant to Item 402(t) of Regulation S-K, and the Parent Recommendation, except to the extent there has been a Company Change in Recommendation permitted by Section 7.4 (in the case of the Company Recommendation) or there has been a Parent Change in Recommendation permitted by Section 7.5 (in the case of the Parent Recommendation). Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement becomes effective. The parties shall promptly provide copies of any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and promptly advise one another of any oral comments received from the SEC. Prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response), except to the extent such disclosures relate to a Company Acquisition Proposal or a Parent Acquisition Proposal.

(b)	Holdco, Parent and the Company shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Holdco Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent.
(c)	The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Company Vote. In connection with such meeting, the Company (i) subject to Section 7.4, shall use its reasonable best efforts to obtain the Required Company Vote and otherwise comply with all legal requirements applicable to such meeting and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and the approval of the transactions contemplated hereby and, if the Company Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholders meeting) to Company stockholders in connection with the Company Stockholders Meeting without the prior written consent of Parent. Notwithstanding the foregoing, if the Company reasonably believes that (i) it is necessary to postpone or adjourn the Company Stockholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) (A) the Company will not receive proxies representing a sufficient number of shares of Company Common Stock to obtain the Required Company Vote, whether or not a quorum is present, or (B) the Company will not have a sufficient number of shares of

Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company shall have the right to, and shall upon request by Parent, on one or more occasions postpone or adjourn the Company Stockholders Meeting for the minimum duration necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 40 days (in the case of clause (ii) of this sentence) or 10 days (in the case of clause (i) of this sentence).

(d)	Parent shall cause the Parent Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Parent Vote. In connection with such meeting, Parent (i) subject to Section 7.5, shall use its reasonable best efforts to obtain the Required Parent Vote and otherwise comply with all legal requirements applicable to such meeting and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the adoption of this Agreement and the approval of the transactions contemplated hereby and, if the Parent Stockholders Meeting is also Parent’s annual stockholders meeting, proposals customarily brought in connection with Parent’s annual stockholders meeting) to Parent stockholders in connection with the Parent Stockholders Meeting without the prior written consent of the Company. Notwithstanding the foregoing, if Parent reasonably believes that (i) it is necessary to postpone or adjourn the Parent Stockholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the stockholders of Parent within a reasonable amount of time in advance of the Parent Stockholders Meeting or (ii) (A) Parent will not receive proxies representing a sufficient number of shares of Parent Common Stock to obtain the Required Parent Vote, whether or not a quorum is present, or (B) Parent will not have a sufficient number of shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent shall have the right to, and shall upon request by the Company, on one or more occasions postpone or adjourn the Parent Stockholders Meeting for the minimum duration necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 40 days (in the case of clause (ii) of this sentence) or 10 days (in the case of clause (i) of this sentence).

Section 7.2    Access to Information.

Upon reasonable notice, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) afford to the other party hereto and its representatives (including Financing Parties and their Representatives) reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to the other party hereto and its representatives (including Financing Parties and their Representatives), consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access would result in the waiver of any attorney-client privilege (provided that the withholding party shall use reasonable best efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege), in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality (provided that the withholding party shall use reasonable best efforts to obtain any required consent of any such third party to such access), or (ii) any Law of any Governmental Entity applicable to such Person requires such Person or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information; provided, further, that the withholding party will inform the requesting party of the general nature of the document or information being withheld and reasonably cooperate with the requesting party to provide such document or information in a manner that would not result in violation of Law or the loss or waiver of such privilege. No investigation by a party or its representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement. Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated December 21, 2017 (the “Confidentiality Agreement”), between the Company and Parent; provided, however, that competitive sensitively information may be provided only to a limited subset of the other party’s personnel or representatives, as the case may be, pursuant to customary “clean room” procedures.

Section 7.3    Efforts.

(a)	Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof and in any event no later than the Termination Date, including using reasonable best efforts to accomplish the following as soon as practicable and in any event no later than the Termination Date (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, (A) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement, unless otherwise agreed to by the parties, and to substantially comply as promptly as practicable with any “second request” for additional information and documentary material under the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (B) Parent agrees to file or cause to be filed within 45 days following the execution of this Agreement “Form A” statements or equivalent change of control applications (or, as reasonably determined by Parent, “Form A” exemption requests or equivalent exemption requests) with the insurance commissioners or regulators or departments of health or other Governmental Entities in each jurisdiction where required by applicable Law; provided, however, to the extent that subsequent to the filing of any such “Form A” exemption request or equivalent exemption request it becomes reasonably apparent that such exemption request is reasonably unlikely to be granted in a timely manner, Parent shall, as promptly as reasonably practicable thereafter, withdraw such exemption request and file in substitution thereof a “Form A” statement or equivalent change of control application with the applicable Governmental Entity.
(b)	Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law (as defined below) or from any Governmental Entity, (i) cooperate in all respects and consult with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party and/or its counsel to have a reasonable opportunity to review in advance and comment on drafts of any communications, filings and submissions (and documents submitted therewith) and considering in good faith any such comments; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, including by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement; and (iii) where legally permissible, permit the other party to review any communication it gives to, and consult with each other in advance of any substantive meeting, telephone call, or conference with, the DOJ, the FTC, or such other Governmental Entity (including, for the avoidance of doubt, with respect to all matters set forth in Section 7.3(a)) or other person

(provided that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect prior to the date hereof, and (C) as necessary to address reasonable privilege or confidentiality concerns), and allow the other party and/or its counsel to attend and participate at any such meeting, telephone call or conference (whether in person or by telephone). Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 7.3(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Laws relating to the Healthcare Regulatory Approvals, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment.

(c)	Subject to the terms and conditions of this Agreement, including this Section 7.3, Parent and the Company (if requested by Parent), along with their respective Subsidiaries, shall use its reasonable best efforts to take or cause to be taken any and all steps and to make or cause to be made any and all undertakings necessary (x) to resolve such objections, if any, that a Governmental Entity of competent jurisdiction asserts under any Regulatory Law with respect to the transactions contemplated by this Agreement and (y) to avoid or eliminate each and every impediment under any applicable Regulatory Law asserted by any such Governmental Entity of competent jurisdiction with respect to the transactions contemplated by this Agreement, in each case to the extent necessary so as to enable the Closing to occur no later than the Termination Date, which reasonable best efforts shall include (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, contracts, customers or assets of Parent or any of its Subsidiaries (including the Company or any of its Subsidiaries), (ii) taking or committing to take such other actions that may limit or impact Parent’s or any of its Subsidiaries’ (including the Company’s or any of its Subsidiaries’) freedom of action with respect to, or its ability to retain, any of Parent’s or any of its Subsidiaries’ (including the Company’s or any of its Subsidiaries’) operations, divisions, businesses, products lines, contracts, customers or assets, (iii) entering into any orders, settlements, undertakings, contracts, consent decrees, stipulations or other agreements to effectuate any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the Merger and the other transactions contemplated hereby, in any case, that may be issued by any court or other Governmental Entity, and (iv) creating, terminating or divesting relationships, contractual rights or obligations of the Company, Parent or their respective Subsidiaries, and (v) forfeiting or non-continuing any Company License and Permit or Parent License and Permit (including withdrawing or being compelled to withdraw from an applicable jurisdiction or being subject to any suspension of a Company License and Permit or Parent License and Permit), in each case in connection with obtaining all, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law or from any Governmental Entity so as to enable to the Closing to occur no later than the Termination Date. For the avoidance of doubt, the Company shall not, unless requested to do so by Parent, commit to or effect any action contemplated in clause (i), (ii), (iii), (iv), or (v) of the immediately preceding sentence. Notwithstanding anything to the contrary contained in this Agreement, none of Parent, Holdco or the other Subsidiaries of Parent shall be required to, and none of the Company and its Subsidiaries shall, without the prior written consent of Parent, take any action, or commit to take any action, or agree to any condition or limitation contemplated in this Section 7.3 that is not conditioned on the consummation of the Merger or that would result in, or would be reasonably likely to result in, individually or in the aggregate, a material adverse effect on the Company, Parent and their respective Subsidiaries, taken as a whole, after giving effect to the Merger, including the synergies expected to be realized from the Merger (a “Burdensome Condition”).

(d)	In furtherance and not in limitation of the covenants of the parties contained in this Section 7.3, if any administrative or judicial action or proceeding by a Governmental Entity of competent jurisdiction is instituted challenging the transactions contemplated by this Agreement, each of Parent and the Company shall use its reasonable best efforts to (i) oppose fully and vigorously, including by defending through litigation, any such action or proceeding, (ii) pursue vigorously all available avenues of administrative and judicial appeal and (iii) seek to have vacated, lifted, reversed or overturned any Order that is in effect that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement; provided that none of Parent, Holdco or a Subsidiary of Parent shall be required to, and the Company and its Subsidiaries shall not, without the prior written consent of Parent, take any action under this Section 7.3(d) that would result in, or would be reasonably likely to result in, individually or in the aggregate, a Burdensome Condition. To assist Parent in complying with its obligations set forth in this Section 7.3, the Company shall, and shall cause its Subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent.
(e)	Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities (except those related to Regulatory Laws, which shall be governed by the other subsections of this Section 7.3), necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and to provide any notices to third parties required to be provided prior to the Effective Time. Notwithstanding anything to the contrary contained in this Agreement, none of the Company or any of its Subsidiaries will be required to, and without the prior written consent of Parent the Company and its Subsidiaries will not, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement. For the avoidance of doubt, obtaining the consents described in the first sentence of this Section 7.3(e) is not a condition to the obligation of any party hereto to effect the Merger except to the extent set forth in Section 8.1(d).
(f)	The parties shall jointly develop, consult and cooperate with one another regarding, the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 7.3; provided, if the parties cannot agree on a jointly developed strategy, notwithstanding their respective good faith attempts to do so, Parent shall have the final say with respect to the strategy. Parent shall have the final authority to direct and implement (or direct the implementation by the Company of) the regulatory strategy; provided, however, that Parent will consult with the Company and consider in good faith the views of the Company in advance of making any decisions with respect to such strategy.

Section 7.4    No Solicitation by the Company.

(a)	Except as expressly permitted by this Section 7.4, none of the Company or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall the Company (directly or indirectly) authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage or knowingly facilitate the submission of inquiries, proposals or offers from any Person (other than Parent) relating to or that would reasonably be expected to lead to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement (x) to consummate any Company Acquisition Proposal or otherwise relating to any Company Acquisition Proposal, (y) to approve or endorse any Company Acquisition Proposal or (z) to require the Company, in connection with any Company Acquisition Proposal, to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree, propose or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Company shall immediately cease, and cause its Affiliates, directors, officers, employees, representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted with respect to any of the matters referenced in the preceding sentence. The Company shall, and shall cause its Affiliates to, promptly request any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Acquisition Proposal to return or destroy all confidential information in the possession of such person or its representatives. The Company shall promptly inform its representatives and advisors of the Company’s obligations under this Section 7.4. Any violation of this Section 7.4 by any representative or advisor of the Company or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company. For purposes of this Section 7.4 and Section 7.5, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Subsidiaries of Parent and, with respect to Parent, the Company.

“Company Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company, (B) any acquisition of more than 20% of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of the Company (as measured by fair market value as determined in good faith by the Board of Directors of the Company), (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is more than 20%.

(b)	Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, provided that no such action or statement constitutes a Company Change in Recommendation unless such action or statement would be permitted by Section 7.4(c), or issue a “stop, look and listen” statement, (ii) prior to the Company Stockholders Meeting, engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal after the date of this Agreement not resulting from or arising out of a breach of this Section 7.4, and/or (iii) prior to the Company Stockholders Meeting, furnish to such Person information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that Parent is, concurrently with the entry by the Company into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement) and to the extent nonpublic information that has not been made available to Parent is made available to such Person, make available or furnish such nonpublic information to Parent prior to or concurrent with the time it is provided to such Person; provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith after consultation with its financial advisors and outside legal counsel that (x) such Company Acquisition

Proposal constitutes, or would reasonably be expected to result in, a Company Superior Proposal and (y) failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and the Company has promptly (but in any event within 24 hours) notified Parent of any such determination made under clause (x) or (y).

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Company Common Stock or more than 50.1% of the assets of the Company and its Subsidiaries (as measured by fair market value as determined in good faith by the Board of Directors of the Company), taken as a whole, (B) that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Acquisition Proposal and (C) that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Acquisition Proposal and all financial, legal, regulatory, timing and other aspects of such Company Acquisition Proposal, including all conditions contained therein and the person making such Company Acquisition Proposal) is more favorable to the stockholders of the Company than the transactions contemplated by this Agreement.

(c)	Except as expressly permitted by this Section 7.4(c), the Board of Directors of the Company shall not (i) change, withdraw, modify, qualify, withhold or amend in any manner adverse to Parent the Company Recommendation (or publicly propose to do so), (ii) approve, declare advisable or recommend (or publicly propose to do so) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (iv) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of the Company (it being understood that the Board of Directors of the Company may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer without such action being considered a Company Change in Recommendation so long as the Company publicly reaffirms the Company Recommendation during such period) or (v) after receipt of any Company Acquisition Proposal, other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (iv), fail to publicly reaffirm the Company Recommendation or fail to recommend against a Company Acquisition Proposal within five (5) Business Days after a request by Parent to do so (provided, that Parent may make no more than two (2) such requests for each Company Acquisition Proposal (provided that Parent may make an additional one (1) request for each modification to any Company Acquisition Proposal) (it being agreed that neither the delivery of a notice by the Company described in Section 7.4(d) nor any public announcement thereof shall constitute a Company Change in Recommendation) (any of (i) through (v) a “Company Change in Recommendation”)) or (vi) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 7.4(a)). Notwithstanding the foregoing, the Board of Directors of the Company (A) may make a Company Change in Recommendation at any time prior to the receipt of the Required Company Vote (x) in response to a Company Intervening Event, or (y) following receipt after the date of this Agreement of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a breach of this Section 7.4 and which the Board of Directors of the Company determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, in the case of each of (x) and (y), if and only if the Board of Directors of the Company has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s

stockholders under applicable Law and the Company first complies with Section 7.4(d) or (B) at any time prior to the receipt of the Required Company Vote and following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a breach of this Section 7.4 and which the Board of Directors of the Company determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, may terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if and only if the Board of Directors of the Company has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and the Company first complies with Section 7.4(d) and concurrently with entering into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, (1) the Company terminates this Agreement in accordance with the provisions of Section 9.1(g) and (2) the Company pays the Company Termination Fee in accordance with Section 9.2(f).

(d)	Prior to the Company making a Company Change in Recommendation pursuant to Section 7.4(c)(A)(x), the Company shall provide Parent with five Business Days’ prior written notice advising Parent it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five Business Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend the terms of this Agreement in a manner that would make the failure to effect a Company Change in Recommendation no longer inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and, following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law. Prior to the Company making a Company Change in Recommendation pursuant to Section 7.4(c)(A)(y) or terminating this Agreement as described in Section 7.4(c)(B), the Company shall provide Parent with five Business Days’ prior written notice (it being understood and agreed that any amendment to the amount or form of consideration payable in connection with the applicable Company Acquisition Proposal and any material amendment to any other term of the applicable Company Acquisition Proposal shall require a new notice and an additional three Business Day period) advising Parent that the Board of Directors of the Company intends to take such action, and specifying the material terms and conditions of, and including a copy of any transaction documents relating to, the Company Superior Proposal and that the Company shall, during such five Business Day period (or any subsequent three Business Day period), negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal and, following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law and that the Company Acquisition Proposal would continue to constitute a Company Superior Proposal if the revisions proposed by Parent were given effect.
(e)	The Company shall notify Parent promptly (but in any event within 24 hours) after receipt or occurrence of any Company Acquisition Proposal, or any request for information that is reasonably likely to lead to a Company Acquisition Proposal, of (i) the material terms and conditions of any such Company Acquisition Proposal and (ii) the identity of the Person making any such Company Acquisition Proposal. In addition, the Company shall promptly (but in any event within 24 hours) after the receipt thereof, provide to Parent copies of any Company Acquisition Proposal and any written documentation setting forth the terms of such Company Acquisition Proposal which is received by the Company from or expressly on behalf of the Person making such Company Acquisition Proposal. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to fail to enforce any provision of any “standstill” or similar obligation of any third party if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Law. The Company shall keep Parent informed on a current basis of the status and material details (including any amendments or proposed amendments) of any such Company Acquisition Proposal and keep Parent informed as to the material details of all discussions or negotiations with respect to any such Company Acquisition Proposal and shall provide to Parent within 24 hours after receipt thereof all copies of any other documentation received setting forth the terms of such Company Acquisition Proposal by the Company from the Person (or expressly on behalf of any representatives, advisors or agents of such Person) making such Company Acquisition Proposal. The Company shall provide to Parent any material non-public information concerning the Company prior to or concurrently with providing such information to any other Person in connection with any Company Acquisition Proposal, to the extent such information was not previously provided to Parent. The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Company Acquisition Proposal. The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Law or otherwise cause such restrictions not to apply. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits by its terms the Company from providing any information to Parent under, or otherwise complying with the terms of, this Section 7.4.

Section 7.5   No Solicitation by Parent.

(a)	Except as expressly permitted by this Section 7.5, none of Parent or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall Parent (directly or indirectly) authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage or knowingly facilitate the submission of inquiries, proposals or offers from any Person (other than the Company) relating to or that would reasonably be expected to lead to any Parent Acquisition Proposal, or agree to or endorse any Parent Acquisition Proposal; (ii) enter into any agreement (x) to consummate any Parent Acquisition Proposal or otherwise relating to any Parent Acquisition Proposal, (y) to approve or endorse any Parent Acquisition Proposal or (z) to require Parent, in connection with any Parent Acquisition Proposal, to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Parent Acquisition Proposal or inquiry with respect to any Parent Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Parent Acquisition Proposal; or (iv) agree, propose or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. Parent shall immediately cease, and cause its Affiliates, directors, officers, employees, representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted with respect to any of the matters referenced in the preceding sentence. Parent shall, and shall cause its Affiliates to, promptly request any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Parent Acquisition Proposal to return or destroy all confidential information in the possession of such person or its representatives. Parent shall promptly inform its representatives and advisors of Parent’s obligations under this Section 7.5. Any violation of this Section 7.5 by any representative or advisor of Parent or its Subsidiaries shall be deemed to be a breach of this Section 7.5 by Parent.

“Parent Acquisition Proposal” means any proposal or offer from any Person (other than the Company and its Subsidiaries) relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving

Parent, (B) any acquisition of more than 20% of the outstanding Parent Common Stock or securities of Parent representing more than 20% of the voting power of Parent, (C) any acquisition (including the acquisition of stock in any Subsidiary of Parent) of assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 20% of the consolidated assets, revenues or net income of Parent (as measured by fair market value as determined in good faith by the Board of Directors of Parent), (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of the outstanding Parent Common Stock or securities of Parent representing more than 20% of the voting power of Parent, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Stock (or voting power of securities of Parent other than the Parent Common Stock) involved is more than 20%.

(b)	Notwithstanding the foregoing, the Board of Directors of Parent, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal, provided that no such action or statement constitutes a Parent Change in Recommendation unless such action or statement would be permitted by Section 7.5(c), or issue a “stop, look and listen” statement, (ii) prior to the Parent Stockholders Meeting, engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Parent Acquisition Proposal after the date of this Agreement not resulting from or arising out of a breach of this Section 7.5, and/or (iii) prior to the Parent Stockholders Meeting, furnish to such Person information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the Company is, concurrently with the entry by Parent into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement) and to the extent nonpublic information that has not been made available to the Company is made available to such Person, make available or furnish such nonpublic information to the Company prior to or concurrent with the time it is provided to such Person; provided that the Board of Directors of Parent shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of Parent has determined in good faith after consultation with its financial advisors and outside legal counsel that (x) such Parent Acquisition Proposal constitutes, or would reasonably be expected to result in, a Parent Superior Proposal and (y) failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law and Parent has promptly (but in any event within 24 hours) notified the Company of any such determination.

“Parent Superior Proposal” means a bona fide, written Parent Acquisition Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Parent Common Stock or more than 50.1% of the assets of Parent and its Subsidiaries (as measured by fair market value as determined in good faith by the Board of Directors of Parent), taken as a whole, (B) that the Board of Directors of Parent determines in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Parent Acquisition Proposal and (C) that the Board of Directors of Parent determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account any changes to this Agreement proposed by the Company in response to such Parent Acquisition Proposal and all financial, legal, regulatory, timing and other aspects of such Parent Acquisition Proposal, including all conditions contained therein and the person making such Parent Acquisition Proposal) is more favorable to the stockholders of Parent than the transactions contemplated by this Agreement.

(c)	Except as expressly permitted by this Section 7.5©, the Board of Directors of Parent shall not (i) change, withdraw, modify, qualify, withhold or amend in any manner adverse to the Company the Parent Recommendation (or publicly propose to do so), (ii) approve, declare advisable or recommend

(or publicly propose to do so) any Parent Acquisition Proposal, (iii) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (iv) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of Parent (it being understood that the Board of Directors of Parent may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer without such action being considered a Parent Change in Recommendation so long as Parent publicly reaffirms the Parent Recommendation during such period) or (v) after receipt of any Parent Acquisition Proposal, other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (iv), fail to publicly reaffirm the Parent Recommendation or fail to recommend against a Parent Acquisition Proposal within five (5) Business Days after a request by the Company to do so (provided, that the Company may make no more than two (2) such requests for each Parent Acquisition Proposal) (provided that the Company may make an additional one (1) request for each modification to any Parent Acquisition Proposal) (it being agreed that neither the delivery of a notice described in Section 7.5(d) by Parent nor any public announcement thereof shall constitute a Parent Change in Recommendation) (any of (i) through (v) a “Parent Change in Recommendation”) or (vi) authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Parent Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 7.5(a)). Notwithstanding the foregoing, the Board of Directors of Parent (A) may make a Parent Change in Recommendation at any time prior to the receipt of the Required Parent Vote (x) in response to a Parent Intervening Event, or (y) following receipt after the date of this Agreement of an unsolicited bona fide written Parent Acquisition Proposal that did not result from or arise out of a breach of this Section 7.5 and which the Board of Directors of Parent determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Parent Superior Proposal, in the case of each of (x) and (y), if and only if the Board of Directors of Parent has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law and Parent first complies with Section 7.5(d) or (B) at any time prior to the receipt of the Required Parent Vote and following receipt of an unsolicited bona fide written Parent Acquisition Proposal that did not result from or arise out of a breach of this Section 7.5 and which the Board of Directors of Parent determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Parent Superior Proposal, may terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Parent Alternative Acquisition Agreement”) with respect to such Parent Superior Proposal, if and only if the Board of Directors of Parent has first determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law and Parent first complies with Section 7.5(d) and concurrently with entering into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal, (1) Parent terminates this Agreement in accordance with the provisions of Section 9.1(h) and (2) Parent pays the Parent Termination Fee in accordance with Section 9.2(g).

(d)	Prior to Parent making a Parent Change in Recommendation pursuant to Section 7.5(c)(A)(x), Parent shall provide the Company with five Business Days’ prior written notice advising the Company it intends to effect a Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five Business Day period, if requested by the Company, Parent shall engage in good faith negotiations with the Company to amend the terms of this Agreement in a manner that would make the failure to effect a Parent Change in Recommendation no longer inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law and, following the end of such notice period, the Board of Directors of Parent shall have considered in good faith any revisions to the terms of this Agreement proposed by the Company, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law. Prior to Parent making a Parent Change in

Recommendation pursuant to Section 7.5(c)(A)(y) or terminating this Agreement as described in Section 7.5(c)(B), Parent shall provide the Company with five Business Days’ prior written notice (it being understood and agreed that any amendment to the amount or form of consideration payable in connection with the applicable Parent Acquisition Proposal and any material amendment to any other term of the applicable Parent Acquisition Proposal shall require a new notice and an additional three Business Day period) advising the Company that the Board of Directors of Parent intends to take such action, and specifying the material terms and conditions of, and including a copy of any transaction documents relating to, the Parent Superior Proposal and that Parent shall, during such five Business Day period (or any subsequent three Business Day period), negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal and, following the end of such notice period, the Board of Directors of Parent shall have considered in good faith any revisions to the terms of this Agreement proposed by the Company, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law and that the Parent Acquisition Proposal would continue to constitute a Parent Superior Proposal if the revisions proposed by the Company were given effect.

(e)	Parent shall notify the Company promptly (but in any event within 24 hours) after receipt or occurrence of any Parent Acquisition Proposal, or any request for information that is reasonably likely to lead to a Parent Acquisition Proposal, of (i) the material terms and conditions of any such Parent Acquisition Proposal and (ii) the identity of the Person making any such Parent Acquisition Proposal. In addition, Parent shall promptly (but in any event within 24 hours) after the receipt thereof, provide to the Company copies of any Parent Acquisition Proposal and any written documentation setting forth the terms of such Parent Acquisition Proposal which is received by Parent from or expressly on behalf of the Person making such Parent Acquisition Proposal. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be permitted to fail to enforce any provision of any “standstill” or similar obligation of any third party if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under applicable Law. Parent shall keep the Company informed on a current basis of the status and material details (including any amendments or proposed amendments) of any such Parent Acquisition Proposal and keep the Company informed as to the material details of all discussions or negotiations with respect to any such Parent Acquisition Proposal and shall provide to the Company within 24 hours after receipt thereof all copies of any other documentation received setting forth the terms of such Parent Acquisition Proposal by Parent from the Person (or expressly on behalf of any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal. Parent shall provide to the Company any material non-public information concerning Parent prior to or concurrently with providing such information to any other Person in connection with any Parent Acquisition Proposal, to the extent such information was not previously provided to the Company. The Board of Directors of Parent shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by the Company in response to any Parent Acquisition Proposal. Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Law or otherwise cause such restrictions not to apply. Parent agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits by its terms Parent from providing any information to the Company under, or otherwise complying with the terms of, this Section 7.5.

Section 7.6    Stockholder Litigation.

(a)	Prior to the Effective Time, the Company shall provide Parent with prompt notice of any stockholder litigation or claim against the Company and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (“Company Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). The Company shall control the defense, settlement or prosecution of any Company Transaction Litigation, and the Company shall consult with Parent with respect to the defense, settlement and prosecution of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Company Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, if any Company Transaction Litigation continues after the Effective Time, the Company’s pre-Effective Time directors and officers may continue to retain the same counsel engaged prior to the Effective Time with respect thereto.

(b)	Prior to the Effective Time, Parent shall provide the Company with prompt notice of any stockholder litigation or claim against Parent and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (“Parent Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). Parent shall control the defense, settlement or prosecution of any Parent Transaction Litigation, and Parent shall consult with the Company with respect to the defense, settlement and prosecution of any Parent Transaction Litigation and shall consider in good faith the Company’s advice with respect to such Parent Transaction Litigation. Parent may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Parent Transaction Litigation without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). If any litigation or claim meets the definition of both Company Transaction Litigation and Parent Transaction Litigation, it shall be treated as Parent Transaction Litigation, unless such litigation or claim against Parent and/or its directors or officers is only with respect to aiding and abetting or similar theories, in which case such litigation or claim shall be treated as Company Transaction Litigation.

Section 7.7    Public Announcements. Each of the Company, Parent, Holdco, Merger Sub 1 and Merger Sub 2 agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided that the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this sentence.

Section 7.8    Section 16 Matters. Prior to the Effective Time, Holdco, Parent and the Company shall take all such steps as may be required to cause any dispositions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) or Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company or will become subject to such reporting requirements with respect to Holdco, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.9    Tax Matters.

(a)	The parties intend that (i) the Merger qualify as a transaction described in Section 351 of the Code and (ii) the Whitman Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Holdco, Parent and the Company will (and will cause its Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Merger from qualifying, as a transaction described in Section 351 of the Code. Each of Holdco, Parent and the Company will (and will cause its Subsidiaries to) use its reasonable best efforts to cause the Whitman Merger to qualify, and will not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Whitman Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)	Each of Holdco, Parent and the Company shall (and shall cause its Subsidiaries to) use its reasonable best efforts and will cooperate with the other to (i) execute and deliver customary tax representation letters that include the representations referred to in Section 8.2(c) and Section 8.3(c) as of the Closing Date (and, if requested, as of the date of effectiveness of the Registration Statement) to each counsel referred to in Section 8.2(c) and Section 8.3(c) in form and substance reasonably satisfactory to such counsel and (ii) obtain the opinions referred to in Section 8.2(c) and Section 8.3(c), respectively.

Section 7.10    Holdco Board of Directors. Effective at the Effective Time, the Board of Directors of Holdco shall consist of 13 directors, comprising (a) eight independent members of the Board of Directors of Parent as of immediately prior to the Effective Time, plus the Chief Executive Officer of Parent and (b) four independent members of the Board of Directors of the Company as of immediately prior to the Effective Time. In furtherance of the foregoing, within 30 days following the date hereof, the Company shall provide to Parent a list of independent members of the Board of Directors of the Company who are willing to serve as members of the Board of Directors of Holdco effective at the Effective Time. Within 30 days following the date of delivery of such list, Parent shall select the four members of the Board of Directors of the Company from such list who shall serve as members of the Board of Directors of Holdco effective at the Effective Time.

Section 7.11    Financing.

(a)	Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing or any Substitute Financing in an amount sufficient, together with cash on hand that replaces or supplements the Financing consistent with the terms set forth in this Section 7.11, to consummate the Merger and the other transactions contemplated hereby (including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby) no later than the Closing, including, to the extent necessary to consummate the Merger and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Commitment Letter and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Commitment Letter (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Commitment Letter set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’) control. In the event that all conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby (including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby). Parent and/or Holdco shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Commitment Letter.
(b)	Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and its Subsidiaries’ efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Commitment Letter (provided, that any fee letter may be redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing) and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s and its Subsidiaries’ obligations under this Agreement, including the payment of the Cash

Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby, including, promptly after obtaining Knowledge thereof, providing the Company written notice of any (A) material breach or default by a Financing Party or any party to any definitive document related to the Financing of the Commitment Letter or any definitive document related to the Financing, (B) actual or threatened withdrawal, repudiation or termination in writing of the Commitment Letter or the Financing by the Financing Parties or (C) material dispute or disagreement between or among any parties to the Commitment Letter or any definitive document related to the Financing with respect to the obligations to fund the Financing or the amount of the Financing to be funded at Closing; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any Law or any obligation of confidentiality. Parent and Holdco may amend, modify, replace, terminate, assign or agree to any waiver under the Commitment Letter without the prior written approval of the Company, provided, that Parent and Holdco shall not, without the Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Commitment Letter which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand and other financial resources of Parent on the Closing Date, is sufficient to consummate the Merger and the other transactions contemplated hereby, including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Commitment Letter shall be permitted), (ii) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing or (iii) otherwise expand, amend, modify or waive any provision of the Commitment Letter, in a manner that in any such case would reasonably be expected to (A) materially delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) materially adversely impact the ability of Parent or Holdco to enforce its rights against the Financing Parties or any other parties to the Commitment Letter or the definitive agreements with respect thereto or (C) materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent and Holdco may modify, supplement or amend the Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Commitment Letter. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 7.11, such new commitment letters and/or fee letters shall be deemed to be the “Commitment Letter” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Commitment Letter as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letter. If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable (other than in accordance with the terms of the Commitment Letter), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent and/or Holdco, taken as a whole, than the terms and conditions as set forth in the Commitment Letter, taking into account any “market flex” provisions thereof) sufficient, together with cash on hand and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby (including the payment of the Cash Consideration, any other amounts required to be paid pursuant to Article I and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby) in accordance with the terms hereof (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed to be the “Commitment Letter” for all purposes of this Agreement.

(c)	The Company shall, and shall cause its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent or any of its Subsidiaries, provide cooperation in connection with the Financing or any other debt, equity, equity-linked or other financing of Parent or any of its Subsidiaries in connection with the Merger and the other transactions contemplated hereby, including the following:
(i)	furnishing, or causing to be furnished, to Parent or any of its Subsidiaries (A) audited consolidated balance sheets and related statements of operations, comprehensive income, changes in stockholders’ equity and cash flows of the Company for each of the three most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP applied on a basis consistent with that of the most recent fiscal year and (B) unaudited consolidated balance sheets and related unaudited statements of operations, comprehensive income, changes in stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments and the absence of footnotes) and reviewed (AS 4105) by the Company’s independent public accountants; it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent or any of its Subsidiaries for purposes of this clause (c);
(ii)	(A) providing to Parent or any of its Subsidiaries financial statements, financial data and other financial information regarding the Company and its Subsidiaries reasonably necessary for Parent’s or any of its Subsidiaries’ preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt and/or equity securities and (B) using reasonable best efforts to provide such other financial and other information relating to the Company and its Subsidiaries customary or reasonably necessary for the completion of such financing to the extent reasonably requested by Parent or any of its Subsidiaries; provided, that, in each case, the Company shall not be required to provide or prepare any pro forma financial information, which shall be the sole responsibility of Parent;
(iii)	using reasonable best efforts to obtain and deliver the consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 7.11(c)(i) in any registration statement of Parent or any of its Subsidiaries filed with the SEC relating to such financing or otherwise in connection with any such financing consisting of an offering of securities;
(iv)	using reasonable best efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) participate in a manner consistent with their customary practice in drafting sessions and accounting due diligence sessions in connection with such financing and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries, to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing;

(v)	using reasonable best efforts to assist Parent or any of its Subsidiaries in (including by providing information relating to the Company and its Subsidiaries required in connection with) its preparation of rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents to be prepared by Parent or its Subsidiaries in connection with such financings, and which may incorporate by reference periodic and current reports filed by the Company with the SEC;
(vi)	using reasonable best efforts to cooperate with customary marketing efforts of Parent or any of its Subsidiaries for the financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;
(vii)	delivering to Parent, no later than four (4) Business Days prior to the Closing Date, any materials and documentation about the Company and its Subsidiaries required under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001), to the extent requested by any Financing Parties or Parent or any of its Subsidiaries no less than nine (9) Business Days prior to the Closing Date;
(viii)	informing Parent promptly in writing if any member of the Board of Directors of the Company, the Company’s chief financial officer or any other executive officer of the Company (A) concludes that any previously issued financial statement of the Company or any of Subsidiaries included or intended to be used in connection with the financing should no longer be relied upon as per Item 4.02 of Form 8-K under the Exchange Act or (B) shall have knowledge of any facts as a result of which a restatement of any of the Company’s or its Subsidiaries’ financial statements is required or reasonably likely;
(ix)	cooperating with respect to the provision of guarantees, including by executing and delivering definitive documents related thereto, to take effect following the Closing in connection with such financing; and
(x)	providing customary authorization letters to Parent’s or any of its Subsidiaries’ Financing Parties, authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries (only to the extent such authorization letters contain customary disclaimers for the Company, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof).
(d)	All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to Section 7.11(c) or Section 7.12, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, placement agents, dealer managers, solicitation agents, information agents and depositary or other agents during syndication and marketing of the financing and in connection with the Existing Debt Modifications that enter into confidentiality arrangements customary for financing transactions of the same type as such financing or Existing Debt Modification (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ trademarks, service marks and logos solely in connection with the financing for the Merger and the other transactions contemplated by this Agreement; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Subsidiaries.

(e)	In connection with Section 7.11(c) and Section 7.12, (w) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any liability or expenses in connection with any financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement or any Existing Debt Modification (as defined below), except such expenses for which Parent or one of its Subsidiaries is obligated to reimburse the Company or, if reasonably requested by the Company, for which funds that are actually necessary to pay such expenses are provided in advance by Parent or one of its Subsidiaries to the Company, (x) no director or officer of the Company or any of its Subsidiaries shall be required to execute any agreement, certificate, document or instrument with respect to such financing or Existing Debt Modification (except as explicitly provided in Section 7.12) that would be effective prior to the Closing (other than customary authorization letters), (y) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries and (z) neither the Company nor any of its Subsidiaries or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to Section 7.11(c) or Section 7.12 that (1) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries; (2) would conflict with (A) the organizational documents of the Company or its Subsidiaries or any material Laws or (B) obligations of confidentiality from a third party (not created in contemplation hereof) binding on the Company or its Subsidiaries (provided that in the event that the Company or its Subsidiaries do not provide information in reliance on the exclusion in this clause (B), the Company and its Subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)); (3) would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries (provided that the Company shall use reasonable best efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege); (4) would require its legal counsel to provide any legal opinions (except as explicitly provided in Section 7.12) or (5) would require the Company or its Subsidiaries to prepare any projections. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such financing and any Existing Debt Modification to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, its Subsidiaries or their respective Representatives, or such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons for use in connection herewith or with the financing or Existing Debt Modifications. Parent shall promptly, upon written request by the Company, reimburse the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs or expenses actually incurred by each such Person in connection with the cooperation provided under this Section 7.11 and Section 7.12, such financing or Existing Debt Modification, whether or not the Merger is consummated or this Agreement is terminated. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 7.11 or Section 7.12 will not be considered in determining the satisfaction of the condition set forth in Section 8.2(b) unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at the Closing.

Section 7.12   Certain Indebtedness.

(a)	The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions, to the extent requested in writing by Parent, required to terminate the Company Commercial Paper Program, to repay in full all obligations of the Company and its Subsidiaries in respect of the Company Commercial Paper Program and to release any guarantees in connection therewith on or prior to the date on which the Company terminates the Company Credit Agreement (such terminations, repayments and releases, the “Existing Program Termination”). In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent executed termination letters with respect to the Company Commercial Paper Program in form and substance customary for transactions of its type, acknowledged or otherwise executed by the applicable placement agents or dealers.

(b)	The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions required to facilitate the termination of commitments in respect of the Company Credit Agreement and, to the extent requested in writing by Parent, any other Indebtedness incurred by any of the Company and its Subsidiaries after the date hereof (it being understood that the Company shall promptly and in any event no later than ten (10) days prior to the Closing Date notify Parent of the amount of any such Indebtedness incurred or to be incurred and expected to be outstanding on the Closing Date), the repayment in full of all obligations in respect of such Indebtedness and the release of any Liens securing such Indebtedness and guarantees in connection therewith on the Closing Date (such terminations, repayments and releases, the “Existing Credit Facility Terminations”). In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent (A) at least two Business Days prior to the Closing Date draft payoff letters and (B) on the Closing Date, executed payoff letters, in each case, with respect to the Company Credit Agreement and, to the extent requested by Parent, any Indebtedness incurred by any of the Company and its Subsidiaries after the date hereof (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated.
(c)	Parent and/or one of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding series of senior notes of the Company (the “Company Notes”) for cash (the “Offers to Purchase”) or (B) one or more offers to exchange any or all of the outstanding Company Notes for securities issued by Parent or any of its Subsidiaries (the “Offers to Exchange”); and (ii) solicit the consent of the holders of Company Notes regarding certain proposed amendments to the applicable indenture (each, an “Indenture”) governing such Company Notes (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”, and together with the Existing Program Termination and the Existing Credit Facility Terminations, the “Existing Debt Modifications”); provided that the closing of any such transaction shall not be consummated until the Closing and any such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (other than the Company or one of its Subsidiaries). Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent or one of its Subsidiaries and which are permitted by the terms of such Company Notes, the applicable Indenture and applicable Laws, including SEC rules and regulations. Parent and its Subsidiaries shall consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall not be permitted to commence any Company Note Offers and Consent Solicitations until Parent shall have provided to the Company the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent or any of its Subsidiaries to holders of the Company Notes in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents (and the Parent shall consider in good faith comments of the Company and its counsel thereon). Subject to the receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the applicable Indenture in accordance with the terms thereof amending the terms and provisions of such Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent, which supplemental indenture shall not become effective until Closing. Subject to Section 7.11(e), at Parent’s or its Subsidiaries’ expense, the Company shall, and shall cause its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent or any of its Subsidiaries, provide cooperation in connection with any Company Note Offers and Consent Solicitations (including but not limited to requesting, and using reasonable best efforts to cause, the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations); provided that prior to the Closing, neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitations (other than, in connection with the execution of the supplemental indentures relating to the Consent Solicitations, the Company delivering and using reasonable best efforts to cause counsel for the Company to deliver, customary officer’s certificates and customary legal opinions, respectively, to the trustee under the applicable Indenture, to the extent such certificates and opinions would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in the immediately preceding sentence. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent or its Subsidiaries and their fees and out-of-pocket expenses will be paid directly by Parent. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing. If at any time prior to the completion of the Company Note Offers and Consent Solicitations, any information should be discovered by the Company, Parent or one of their respective Subsidiaries that any of the Company, Parent or any of their respective Subsidiaries reasonably believes should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Parent to the holders of the applicable Company Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, if related to information of the Company or any of its Subsidiaries take the form of a filing of a Current Report on Form 8-K), provided that Parent shall provide a copy of such amendment or supplement to the Company a reasonable period of time in advance of such dissemination to allow for Company and its counsel to review and comment on such amendment or supplement (and Parent shall consider in good faith and accept all reasonable comments of the Company and its counsel thereon).

(d)	Subject to Section 7.11(e), if requested by Parent or any of its Subsidiaries in writing, the Company shall, to the extent permitted by the applicable Company Subsidiary Notes and the related Indenture, (i) issue on the Closing Date a notice of optional redemption for all of the outstanding aggregate principal amount of any or all of the Company Subsidiary Notes, pursuant to the redemption provisions of the applicable Indenture and (ii) take any other actions reasonably requested by Parent or one of its Subsidiaries to facilitate the satisfaction and discharge or assumption of any or all of the Company Subsidiary Notes, pursuant to the relevant provisions of the applicable Indenture (the redemption, satisfaction and discharge or assumption of any or all series of Company Subsidiary Notes, the “Discharge or Assumption”, and together with the Existing Credit Facility Terminations and the Company Note Offers and Consent Solicitations, the “Existing Debt Modifications”); provided that the Company shall not be obligated to issue a notice of optional redemption pursuant to this Section 7.12(d) until (i) all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3 have been satisfied or waived by the applicable Persons and (ii) the closing will occur immediately following the delivery of such notice; and provided further that in connection with the delivery of any such Discharge or Assumption, the Company shall deliver and shall use reasonable best efforts to cause counsel for the Company to deliver, customary officer’s certificates, supplemental indentures and legal opinions (such legal opinions solely with respect to redemptions), respectively, to the trustee under the applicable Indenture, to the extent such certificates, supplemental indentures and opinions are required thereby, would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered.

(e)	Holdco shall cause the Emerson Surviving Corporation to comply with all of the obligations of it and its Subsidiaries under the Indentures in accordance with their terms.

Section 7.13    State Takeover Statutes. In connection with and without limiting the foregoing, each party to this Agreement shall take all reasonable action necessary to ensure that no “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement. If any “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, each party to this Agreement shall take all reasonable action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.

Section 7.14    Delisting. The Company shall cooperate with Parent in taking, or causing to be taken, all actions necessary to delist the Company Common stock from the Nasdaq Global Select Market and terminate its registration under the Exchange Act, effective as of the Effective Time.

Section 7.15    NYSE Listing. Holdco and Parent shall use their reasonable best efforts to cause the shares of Holdco Common Stock to be issued in connection with the Merger and shares of Holdco Common Stock to be reserved upon settlement or exercise of equity awards in respect of Holdco Common Stock to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time, under the trading symbol “CI”.

Section 7.16    Combined Company Operations.

(a)	At the Closing, Timothy Wentworth shall be appointed as a division President reporting to the CEO of Holdco.
(b)	After the Closing, (i) the corporate headquarters, principal executive offices and related corporate and operational functions of Holdco will be located in Bloomfield, Connecticut and (ii) the principal executive offices and related corporate and operational functions for the Company’s business will be located in St. Louis, Missouri.
(c)	After the Closing, the Company’s products and services marketed and branded under the name “Express Scripts” will continue to be marketed and branded under such name.
(d)	Parent agrees to provide the commitments set forth on Section 7.16(d) of the Parent Disclosure Schedule.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent, Holdco, Merger Sub 1 and Merger Sub 2 to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)	Company Stockholder Approval. The Company shall have obtained the Required Company Vote.
(b)	Parent Stockholder Approval. Parent shall have obtained the Required Parent Vote.
(c)	Legal Prohibition. (i) No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent injunction or order issued by a court or other Governmental Entity of competent jurisdiction set forth in Section 8.1(c) of the Company Disclosure Schedule shall be in effect, in each case having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or imposing, individually or in the aggregate, a Burdensome Condition (any of the foregoing, a “Legal Restraint”); and (ii) no Governmental Entity set forth in Section 8.1(c) of the Company Disclosure Schedule shall have instituted any action or proceeding (which remains pending at what would otherwise be the Closing Date) before any U.S. court or other Governmental Entity of competent jurisdiction seeking to temporarily or permanently enjoin, restrain or otherwise prohibit consummation of the Merger or impose a Legal Restraint.

(d)	Governmental Approvals. (i) The waiting period (and any extension thereof) applicable to the Merger and the other transactions contemplated pursuant to this Agreement under the HSR Act shall have been terminated or shall have expired and (ii) the approvals or consents of the Governmental Entities set forth on Section 8.1(d) of the Company Disclosure Schedule, subject to Section 7.3(c), shall have been received and shall be in full force and effect, in the case of each of (i) and (ii) without the imposition, individually or in the aggregate, of a Burdensome Condition.
(e)	NYSE Listing. The shares of Holdco Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
(f)	Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 8.2    Additional Conditions to Obligations of Parent, Holdco and Merger Subs. The obligations of Parent, Holdco, Merger Sub 1 and Merger Sub 2 to effect the Merger are subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following additional conditions:

(a)	Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(a), Section 3.5, Section 3.6(c), Section 3.23, Section 3.24, Section 3.25, Section 3.26 and Section 3.27 shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company contained in Section 3.6(a), Section 3.6(b) (other than the last sentence of Section 3.6(b)), shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company contained in Section 3.9(a) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of an executive officer of the Company to such effect, dated the Closing Date.
(b)	Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time. Parent shall have received a certificate of an executive officer of the Company to such effect, dated the Closing Date.
(c)	Tax Opinion. Parent shall have received a written opinion from Parent Tax Counsel, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, (i) the Merger will be treated as a transaction described in Section 351 of the Code or (ii) the Whitman Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent Tax Counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Holdco, Merger Sub 1, Merger Sub 2 and the Company, reasonably satisfactory in form and substance to such counsel.

Section 8.3    Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following additional conditions:

(a)	Representations and Warranties. (i) The representations and warranties of Parent, Holdco, Merger Sub 1 and Merger Sub 2 contained in Section 4.1(a), Section 4.5, Section 4.6(d), Section 4.22, Section 4.24, Section 4.24, Section 4.25 and Section 4.26 shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent contained in Section 4.6(a), (b) and (c) (other than the last sentence of Section 4.6(c)), shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Parent, Holdco, Merger Sub 1 and Merger Sub 2 contained in Section 4.9(a) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of Parent, Holdco, Merger Sub 1 and Merger Sub 2 set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect, dated the Closing Date.
(b)	Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time. The Company shall have received a certificate of an executive officer of Parent to such effect, dated the Closing Date.
(c)	Tax Opinion. The Company shall have received a written opinion from Company Tax Counsel, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Merger will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, Company Tax Counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Holdco, Merger Sub 1, Merger Sub 2 and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (except as provided below, whether before or after the Required Company Vote or the Required Parent Vote have been obtained) as follows

(a)	By mutual written consent of Parent and the Company;
(b)	By either the Company or Parent if the Effective Time shall not have occurred on or before December 8, 2018 (the “Termination Date”); provided that if on the Termination Date, any of the conditions set forth in Section 8.1(c)(i) (only to the extent the applicable Legal Restraint relates to a Regulatory Law) or Section 8.1(d) shall not be satisfied but all other conditions to the Closing either have been satisfied or would have been satisfied if the Closing were to occur on such date, then the Termination Date may be extended by either Parent or the Company, by written notice to the other party, to June 8, 2019; provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date;

(c)	By either the Company or Parent if any Legal Restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the imposition of such Legal Restraint or the failure of such Legal Restraint to be resisted, resolved or lifted;
(d)	By either the Company or Parent if (i) the Required Company Vote shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement), or (ii) the Required Parent Vote shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);
(e)	By the Company, prior to receipt of the Required Parent Vote, if there shall have been a Parent Change in Recommendation (or the Board of Directors of Parent has resolved to effect a Parent Change in Recommendation), whether or not permitted by Section 7.5;
(f)	By Parent, prior to receipt of the Required Company Vote, if there shall have been a Company Change in Recommendation (or the Board of Directors of the Company has resolved to effect a Company Change in Recommendation), whether or not permitted by Section 7.4;
(g)	By the Company, prior to receipt of the Required Company Vote and if permitted by Section 7.4(c), in order to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, subject to material compliance with the applicable provisions of Section 7.4 and the prior or concurrent payment of the Company Termination Fee to Parent;
(h)	By Parent, prior to receipt of the Required Parent Vote and if permitted by Section 7.5(c), in order to enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal, subject to material compliance with the applicable provisions of Section 7.5 and the prior or concurrent payment of the Parent Termination Fee to the Company;
(i)	By the Company if Parent, Holdco, Merger Sub 1 or Merger Sub 2 shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent, Holdco, Merger Sub 1 or Merger Sub 2 shall have become untrue, in either case such that any condition set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the earlier of (A) 30 days following written notice of such breach from the Company to Parent and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case so as to result in the failure of any condition set forth in Section 8.3(a) or Section 8.3(b); or
(j)	By Parent if the Company shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the earlier of (A) 30 days following written notice of such breach from Parent to the Company and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(j) if Parent, Holdco, Merger Sub 1 or Merger Sub 2 is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of Parent, Holdco, Merger Sub 1 or Merger Sub 2 shall have become untrue, in either case so as to result in the failure of any condition set forth in Section 8.2(a) or Section 8.2(b).

(k)	The party seeking to terminate this Agreement pursuant to this Section 9.1 shall give written notice of such termination to the other parties in accordance with Section 10.7, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

Section 9.2    Effect of Termination.

(a)	In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall terminate and there shall be no liability or obligation on the part of any party to the other (except that the Confidentiality Agreement, this Section 9.2, Section 7.11(a) and Article X shall survive any such termination); provided that, except as set forth in the following sentence, termination of this Agreement shall not relieve any party from any liability or damages (including with respect to breaches of this Agreement pursuant to which the Reverse Termination Fee becomes payable), incurred or suffered by a party to the extent such liability or damages were the result of or arise out of fraud or any Intentional Breach of any covenant or agreement in this Agreement occurring prior to such termination (in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity). Each party agrees that notwithstanding anything in this Agreement to the contrary, in the event that any Company Termination Fee, Parent Termination Fee or Reverse Termination Fee becomes due and payable to a party in accordance with this Agreement and, in the case of the Reverse Termination Fee, such party has not engaged in fraud or Intentionally Breached any covenant or agreement in this Agreement, the payment of such fee and any applicable expenses shall be the sole and exclusive remedy of such party, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and representatives against the other party or any of its representatives (including, with respect to Parent, Holdco, Merger Sub 1 and Merger Sub 2, any Financing Party) or Affiliates for, (i) any loss, liability or damages suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions or other losses arising out of or relating to this Agreement or any breach, termination or failure of or under this Agreement. Unless such party has engaged in fraud or Intentionally Breached this Agreement prior to a termination pursuant to which the Reverse Termination Fee is payable, upon payment of the Reverse Termination Fee in accordance with this Agreement, neither the party paying such fee and such expenses, nor any representative (including, with respect to Parent, Holdco, Merger Sub 1 and Merger Sub 2, any Financing Party), Subsidiary, stockholder, Affiliate, officer, director, employee or representative of such party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby. To the extent any termination of this Agreement pursuant to which the Reverse Termination Fee is payable resulted from, directly or indirectly, fraud or an Intentional Breach of any covenant or agreement in this Agreement prior to such termination, the Company shall be entitled to the payment of the Reverse Termination Fee (to the extent owed pursuant to this Section 9.2) and to any damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by the Reverse Termination Fee previously paid to such party).
(b)	If Parent shall terminate this Agreement pursuant to Section 9.1(f) (Company Change in Recommendation), or if this Agreement is terminated pursuant to Section 9.1(d)(i) (Required Company Vote and at the time of such termination Parent shall have had the right to terminate this Agreement pursuant to Section 9.1(f) (Company Change in Recommendation), then the Company shall pay to Parent, not later than two Business Days following such termination, an amount in cash equal to $1,600,000,000 (the “Company Termination Fee”).
(c)	If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) (Termination Date) or Section 9.1(d)(i) (Required Company Vote) or Parent shall terminate this Agreement pursuant to Section 9.1(j) (Company Breach) in respect of a breach of a covenant required to performed by Parent hereunder, (ii) after the date of this Agreement, a Company Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known, and shall not have been publicly withdrawn, (A) prior to the Termination Date (in the case of a termination pursuant to Section 9.1(b) (Termination Date)), (B) at or prior to the time of the Company Stockholders Meeting (in the case of a termination pursuant to Section 9.1(d)(i) (Required Company Vote)) or (C) prior to such termination (in the case of a termination pursuant to Section 9.1(j) (Company Breach)); (iii) the conditions set forth in

Section 8.1(c)(i) (but only with respect to Legal Restraints that relate to a Regulatory Law) and Section 8.1(d) have been satisfied or waived (in the case of a termination pursuant to Section 9.1(b) (Termination Date)) and (iv) within 12 months following such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay to Parent, upon the earlier of the execution of the definitive agreement or consummation of the transaction, the Company Termination Fee.

(d)	If the Company shall terminate this Agreement pursuant to Section 9.1(e) (Parent Change in Recommendation), or if this Agreement is terminated pursuant to Section 9.1(d)(ii) (Required Parent Vote and at the time of such termination the Company shall have had the right to terminate this Agreement pursuant to Section 9.1(e) (Parent Change in Recommendation), then Parent shall pay to the Company, not later than two Business Days following such termination, an amount in cash equal to $1,600,000,000 (the “Parent Termination Fee”).
(e)	If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) (Termination Date) or Section 9.1(d)(ii) (Required Parent Vote) or the Company shall terminate this Agreement pursuant to Section 9.1(i) (Parent Breach) in respect of a breach of a covenant required to performed by the Company hereunder, (ii) after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known, and shall not have been publicly withdrawn, (A) prior to the Termination Date (in the case of a termination pursuant to Section 9.1(b) (Termination Date)), (B) at or prior to the time of the Parent Stockholders Meeting (in the case of a termination pursuant to Section 9.1(d)(ii) (Required Parent Vote)) or (C) prior to such termination (in the case of a termination pursuant to Section 9.1(i) (Parent Breach)); (iii) the conditions set forth in Section 8.1(c)(i) (but only with respect to Legal Restraints that relate to a Regulatory Law) and Section 8.1(d) have been satisfied or waived (in the case of a termination pursuant to Section 9.1(b) (Termination Date)); and (iv) within 12 months following such termination, Parent or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Parent Acquisition Proposal, then Parent shall pay to the Company, upon the earlier of the execution of the definitive agreement or consummation of the transaction, the Parent Termination Fee .
(f)	If the Company shall terminate this Agreement pursuant to Section 9.1(g) (Company Alternative Acquisition Agreement), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee prior to or contemporaneously with, and as a condition to the effectiveness of, such termination.
(g)	If Parent shall terminate this Agreement pursuant to Section 9.1(h) (Parent Alternative Acquisition Agreement), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee prior to or contemporaneously with, and as a condition to the effectiveness of, such termination.
(h)	If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(c) (Legal Restraint), but only if the applicable Legal Restraint relates to a Regulatory Law, or (ii) pursuant to Section 9.1(b) (Termination Date) and, in the case of this clause (ii), at the time of such termination, all of the conditions set forth in Section 8.1 and Section 8.2 shall have been satisfied or validly waived (other than one or both of (x) Section 8.1(c)(i) (but only if the applicable Legal Restraint relates to a Regulatory Law) or Section 8.1(d) and (y) those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had occurred on the date of such termination), then Parent shall pay to the Company, not later than two Business Days following such termination, an amount in cash equal to $2,100,000,000 (the “Reverse Termination Fee”); provided, however, that no Reverse Termination Fee shall be payable pursuant to this Section 9.2(h) in the event that the Company’s material breach of its obligations pursuant to Section 7.3 or Section 5.1(a)(xix) is the primary cause of the failure of the condition set forth in Section 8.1(c)(i), but only if the applicable Legal Restraint relates to a Regulatory Law, or Section 8.1(d) to be satisfied.
(i)	All payments under this Section 9.2 by (i) the Company shall be made by wire transfer of cash immediately available funds to an account designated in writing by Parent, and (ii) Parent shall be made by wire transfer of cash immediately available funds to an account designated in writing by the Company.

(j)	For purposes of this Section 9.2(c) and Section 9.2(e), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(a), except that all references to “more than 20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 7.5(a), except that all references to “more than 20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.
(k)	The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent, Holdco and the Merger Subs would not enter into this Agreement. If the Company fails to timely pay any amounts due pursuant to this Section 9.2, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment of such overdue amount, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime rate quoted by The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid the Company Termination Fee more than once. Each of the parties hereto acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.
(l)	Parent acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, the Company would not enter into this Agreement. If Parent fails to pay promptly the amounts due pursuant to this Section 9.2, Parent will also pay to the Company the Company’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment of such overdue amount, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime rate quoted by The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, (i) in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee more than once and (ii) in no event shall Parent be required to pay or cause to be paid both the Parent Termination Fee and the Reverse Termination Fee. Each of the parties hereto acknowledges that the Parent Termination Fee and Reverse Termination Fee are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee or Reverse Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

Section 9.3   Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders, without approval by such holders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4    Waiver. Any agreement on the part of a party hereto to any waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE X

MISCELLANEOUS

Section 10.1    Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms contemplate performance in whole or in part after the Effective Time.

Section 10.2    Disclosure Schedules. The inclusion of any information in the Disclosure Schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information or any similar information is required to be listed in such Disclosure Schedule or that such information or any similar information is material to any party or the conduct of the business of any party. Disclosure in any section of a Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement only to the extent that it is reasonably apparent on the face of such Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto.

Section 10.3    Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that (a) each of Merger Sub 1 and Merger Sub 2 may assign its rights and obligations under this Agreement to another direct wholly owned Subsidiary of Parent without the consent of the Company and (b) Parent, Holdco, Merger Sub 1 and Merger Sub 2 may assign their rights under this Agreement as collateral security for the Financing and Parent’s existing secured credit facilities. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 10.4    Governing Law; Jurisdiction; Specific Performance.

(a)	This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, any state or federal court within the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the courts set forth in this paragraph and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, Holdco, Merger Sub 1, Merger Sub 2 and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 10.7; provided, that nothing herein shall affect the right of any party to serve legal process in any other matter permitted by Law.

(b)	EACH PARTY HEREBY ON BEHALF OF ITSELF AND ITS SUBSIDIARIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(b).
(c)	The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2). Any requirements for the securing or posting of any bond in connection with or as a condition to obtaining any such remedy are waived. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any person at law or in equity.

Section 10.5    Expenses. All fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with (i) the filing, printing and mailing of the Registration Statement and Joint Proxy Statement/Prospectus and (ii) filing fees related to the Merger and this Agreement under the HSR Act, (b) as provided in Section 7.11, and Section 7.12 and (c) as provided in Section 9.2.

Section 10.6    Severability; Construction.

(a)	In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, and all of the other provisions of this Agreement shall remain in full force and effect, with no effect on the validity or enforceability of such other provisions. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
(b)	The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 10.7    Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by an internationally recognized overnight courier service upon the party for whom it is intended or (c) sent by e-mail, provided that the transmission of the e-mail is promptly confirmed:

If to the Company:

Express Scripts Holding Company
One Express Way
St Louis, MO 63121
E-mail:
Attention:	Marty Akins, Senior Vice President and General Counsel

Copy to (such copy not to constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
E-mail:	howard.ellin@skadden.com
kenneth.wolff@skadden.com
thaddeus.hartmann@skadden.com
Attention:	Howard L. Ellin
Kenneth M. Wolff
Thaddeus P. Hartmann

If to Parent, Holdco, Merger Sub 1 or Merger Sub 2:

Cigna Corporation
900 Cottage Grove Road
Bloomfield, CT 06002
E-mail:
Attention:	Nicole S. Jones, Executive Vice President and General Counsel

Copy to (such copy not to constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
E-mail:	DEShapiro@wlrk.com
JELevine@wlrk.com
Attention:	David E. Shapiro
Jenna E. Levine

Any party may change its address for the purpose of this Section 10.7 by giving the other party written notice of its new address in the manner set forth above. Any notice, request, instruction or other communication or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon confirmation of successful transmission if sent by email. Copies to outside counsel are for convenience only.

Section 10.8    Entire Agreement. This Agreement, the Confidentiality Agreement, which, for the avoidance of doubt, shall survive the Closing or any termination of this Agreement, and the exhibits and schedules hereto contain the entire understanding among the parties hereto with respect to the matters contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such matters.

Section 10.9    Parties in Interest; Financing Parties.

(a)	Except for (i) the rights to indemnification contemplated by Section 7.11(e) and (ii) following the Effective Time, the rights to continued indemnification and insurance pursuant to Section 6.3 (of which in each case the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries), nothing in this Agreement is intended to confer, or does confer, any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.
(b)	Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 10.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, Holdco or their respective Subsidiaries) relating to or arising out of this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in Section 9.2(a) and this Section 10.9(b) and such provisions, the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities).

Section 10.10    Section and Paragraph Headings; Interpretation. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. A reference in this Agreement to “$” or “dollars” is to U.S. dollars. For purposes of determining the U.S. dollar equivalent of any amounts in a foreign currency, the parties shall use the applicable foreign exchange rate as published by The Wall Street Journal on the date hereof. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words imparting the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof. Each reference to a “wholly owned Subsidiary” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee). The phrase “the transactions contemplated hereby” or “the transactions contemplated by this Agreement” shall, for the purposes of any representation, warranty or covenant of the Company contained in this Agreement and the definition of “Company Material Adverse Effect,” exclude any of the transactions contemplated by Section 7.11 and Section 7.12.

Section 10.11    Counterparts. This Agreement may be executed in counterparts, (including by facsimile, “.pdf” files or other electronic transmission) each of which shall be deemed an original, but all of which when taken together shall constitute the same instrument.

Section 10.12    Definitions. As used in this Agreement:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Benefit Continuation Period” shall have the meaning set forth in Section 6.2(a).

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Burdensome Condition” shall have the meaning set forth in Section 7.3(c).

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York are permitted or required to be closed.

“Cash Consideration” shall have the meaning set forth in Section 1.7(b)(i).

“Certificate” shall have the meaning set forth in Section 1.7(b)(ii).

“Certificate of Emerson Merger” shall have the meaning set forth in Section 1.3.

“Certificate of Whitman Merger” shall have the meaning set forth in Section 1.3.

“Certificates of Merger” shall have the meaning set forth in Section 1.3.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall have the meaning set forth in Section 4.23.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Acquisition Proposal” shall have the meaning set forth in Section 7.4(a).

“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(c).

“Company Benefit Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has any current or potential liability.

“Company Cancelled Shares” shall have the meaning set forth in Section 1.7(b)(ii).

“Company Change in Recommendation” shall have the meaning set forth in Section 7.4(c).

“Company Collective Bargaining Agreement” shall mean any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing current or former employees of the Company or any of its Subsidiaries.

“Company Common Stock” shall have the meaning set forth in Section 1.7(b)(i).

“Company Commercial Paper Program” shall mean the Company’s commercial paper program pursuant to which the Company may from time to time issue short-term debt securities in an aggregate face amount not to exceed Three Billion Five Hundred Million Dollars ($3,500,000,000) at any time outstanding.

“Company Credit Agreement” shall mean that certain Amended and Restated Credit Agreement dated as of October 26, 2017, among Express Scripts Holding Company, the lenders party thereto and Citibank, N.A., as administrative agent.

“Company Customer” shall have the meaning set forth in Section 3.17(c)(i).

“Company Customer Contracts” shall have the meaning set forth in Section 3.17(c)(i).

“Company Deferred Unit” shall have the meaning set forth in Section 1.8(d).

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company on the date hereof.

“Company Equity Awards” shall mean Company Stock Options, Company Performance Share Unit Awards, Company RSU Awards and Company Deferred Units.

“Company Excluded Shares” shall have the meaning set forth in Section 1.7(b)(ii).

“Company Incentive Plan” shall have the meaning set forth in Section 6.2(b).

“Company Insurance Subsidiary” shall mean each of Express Reinsurance Company, CareCore NJ, LLC, Medco Insurance Company of New York and Medco Containment Life Insurance Company.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any Subsidiary of the Company.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Company Acquisition Proposal and that was, at the time the Board of Directors of the Company initially resolved to make the Company Recommendation, unknown to or by, and not reasonably foreseeable (including through reasonable investigation) by, the Board of Directors of the Company, which event, fact, circumstance, development or occurrence becomes known to or by the Board of Directors of the Company prior to obtaining the Required Company Vote; provided that in no event shall any of the following events, facts, circumstances, developments or occurrences constitute a Company Intervening Event: (i) changes in the price or trading volume of the Company Common Stock or Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event) or (ii) the Company or Parent meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been a Company Intervening Event).

“Company IT Assets” shall mean any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Company or any of its Subsidiaries or licensed or leased to the Company or any of its Subsidiaries (excluding any public networks).

“Company Leased Real Property” shall have the meaning set forth in Section 3.12(a).

“Company Lease(s)” shall have the meaning set forth in Section 3.12(a).

“Company Licenses and Permits” shall have the meaning set forth in Section 3.14(a).

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the business, results of operations, assets or financial condition, of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which the Company and its Subsidiaries operate, (iii) any change in applicable Law, regulation, GAAP or SAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, announcement, pendency or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, distributors, partners or employees, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), or (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), except, in the case of the foregoing clauses (i), (ii), (iii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries, businesses, or segments thereof, in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect; provided further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.3 and Section 3.4, and, to the extent related to Section 3.3 and Section 3.4, the condition set forth in Section 8.2(a); or (b) would or would reasonably be expected to prevent or materially impair the ability of the Company consummate the transactions contemplated hereby.

“2018 Company Performance Share Unit Award” shall have the meaning set forth in Section 1.8(c).

“Company Performance Share Unit Award” shall have the meaning set forth in Section 1.8(c).

“Company Material Contract” shall have the meaning set forth in Section 3.17(c).

“Company Note Offers and Consent Solicitations” shall have the meaning set forth in Section 7.12(c).

“Company Notes” shall have the meaning set forth in Section 7.12(c).

“Company Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, together with all amendments thereto.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned by the Company or any Subsidiary of the Company.

“Company Owned Real Property” shall have the meaning set forth in Section 3.12(a).

“Company Preferred Stock” shall have the meaning set forth in Section 3.6(a).

“Company Property” shall have the meaning set forth in Section 3.12(a).

“Company Recommendation” shall have the meaning set forth in Section 3.26.

“Company Registered Intellectual Property” shall mean all material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Company Owned Intellectual Property.

“Company RSU Award” shall have the meaning set forth in Section 1.8(b)(i).

“Company SEC Reports” shall have the meaning set forth in Section 3.8(a).

“Company Stock Option” shall have the meaning set forth in Section 1.8(a).

“Company Stockholders Meeting” shall have the meaning set forth in Section 3.26.

“Company Subsidiary Notes” shall mean the outstanding notes issued by (A) Medco Health Solutions, Inc. pursuant to that Indenture dated as of March 18, 2008 between Medco Health Solutions, Inc. and U.S. Bank Trust National Association and (B) Express Scripts, Inc. pursuant to that Indenture dated as of June 9, 2009 among Express Scripts, Inc., the subsidiary guarantors party thereto and Union Bank, N.A.

“Company Subsidiary SAP Statements” shall have the meaning set forth in Section 3.8(d).

“Company Superior Proposal” shall have the meaning set forth in Section 7.4(b).

“Company Tax Counsel” shall have the meaning set forth in Section 3.10(b).

“Company Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Company Transaction Litigation” shall have the meaning set forth in Section 7.6(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.

“Consent Solicitations” shall have the meaning set forth in Section 7.12(c).

“Continuing Company Employee” shall have the meaning set forth in Section 6.2(a).

“Debt Offer Documents” shall have the meaning set forth in Section 7.12(c).

“Designated Representatives” shall have the meaning set forth in Section 6.1(c).

“DGCL” shall have the meaning set forth in the Recitals hereto.

“Discharge or Assumption” shall have the meaning set forth in Section 7.12(d).

“Disclosure Schedules” shall mean the Parent Disclosure Schedule and the Company Disclosure Schedule, collectively.

“Dissenting Shares” shall have the meaning set forth in Section 1.7(c).

“DOJ” shall have the meaning set forth in Section 7.3(b).

“Effective Time” shall have the meaning set forth in Section 1.3.

“Emerson Indemnified Person” shall have the meaning set forth in Section 6.3(a).

“Emerson Merger” shall have the meaning set forth in the Recitals hereto.

“Emerson Surviving Corporation” shall have the meaning set forth in Section 1.1(b).

“Environmental Laws” shall have the meaning set forth in Section 3.22(a).

“Equity Award Exchange Ratio” shall have the meaning set forth in Section 1.8(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“ESPP” shall have the meaning set forth in Section 1.8(e).

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.1.

“Exchange Fund” shall have the meaning set forth in Section 2.1.

“Exchange Ratio” shall have the meaning set forth in Section 1.7(b)(i).

“Existing Credit Facility Terminations” shall have the meaning set forth in Section 7.12(a).

“Existing Debt Modifications” shall have the meaning set forth in Section 7.12(c).

“Existing Program Termination” shall have the meaning set forth in Section 7.12(b).

“Financing” shall have the meaning set forth in Section 4.23.

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties”.

“Financing Parties” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Financing under the Commitment Letter, in connection with the Merger, including the parties to the Commitment Letter and any joinder agreements or credit agreements relating thereto (the “Financing Entities”) and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

“Fraud and Bribery Laws” shall have the meaning set forth in Section 3.28(a).

“FTC” shall have the meaning set forth in Section 7.3(b).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Hazardous Material” shall have the meaning set forth in Section 3.22(b)(iv).

“Healthcare Information Laws” shall mean all federal and state Laws with respect to matters relating to patient or individual health care information, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), including any other applicable Laws relating to medical information, and any regulations promulgated under any of the foregoing.

“Healthcare Laws” shall mean, collectively, (i) all rules and regulations governing the operation and administration of the Medicare and Medicaid programs, including any guidance interpreting such rules and regulations, the Federal Employees Health Benefit Program, and any other federal health care program; (ii) all applicable Laws, rules, regulations and applicable guidance relating to health care or insurance fraud or abuse, including the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark Law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347) and any rule or regulation promulgated under any of the foregoing; (iii) state Laws relating to Medicaid or any other state health care or health insurance programs; (iv) applicable Laws related to billing or claims for reimbursement submitted to any third party payor; (v) any other applicable Laws relating to fraudulent, abusive or unlawful practices connected with the provision of health care items or services provided to a beneficiary of any national, state, federal or other governmental health care or health insurance program or any private payor; (vi) any and all applicable Laws relating to insurance, third party administrator, utilization review and risk sharing products, services and arrangements, including all Laws relating to the regulation of the Insurance Subsidiaries; (vii) applicable Laws relating to the dispensing or distribution of pharmaceutical products, pharmaceutical services, pharmacy benefit management services, and prescription drug plans; (viii) rules and regulations of state boards of pharmacy; (ix) applicable Laws relating to controlled substances; (x) all applicable Laws relating to the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care services, health benefits, pharmaceutical services, and health insurance; (xi) applicable Laws relating to the privacy, protection, use, transmission or storage of healthcare or other information of any participant or potential participant in any program or service offered by the Company or any of its Subsidiaries; (xii) applicable Laws relating to claims made or promotional or marketing efforts undertaken by the Company or any of its Subsidiaries with respect to prescription drugs or controlled services; (xiii) applicable Laws relating to medical practice, corporate practice of medicine and billing practices, fee splitting and similar practices by healthcare professionals; (xiv) applicable Laws relating to unfair and deceptive trade practices; (xv) applicable Laws relating to the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, pharmacy services, along with the requirements of the U.S. Drug Enforcement Administration in connection therewith, including 21 U.S.C. § 801 et. seq., commonly referred to as the “Controlled Substances Act” and any similar state Laws governing the prescribing or dispensing of controlled substances; (xvi) the Consolidated Omnibus Budget Reconciliation Act of 1985; (xvii) ERISA; (xviii) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (xix) the Medicare Improvements for Patients and Providers Act of 2008; (xx) 42 U.S.C. § 1320a-7a(a)(5), 42 C.F.R. § 1003.101, commonly referred to as the “Beneficiary Inducement Law”; and (xxi) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152).

“Healthcare Regulatory Approvals” shall mean, collectively, the filings, consents, notices and orders set forth on Section 10.12(b) of the Company Disclosure Schedule and Section 10.12(b) of the Parent Disclosure Schedule, including the applicable filings, consents, notices or orders required under Healthcare Laws or by applicable Governmental Entities, including the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Department of Health and Human Services, Centers for Medicare and Medicaid Service and state Medicaid agencies, Office of Personnel Management, state boards of pharmacy and governmental controlled substances, federal and state insurance regulators and other federal and state Governmental Entities, with jurisdiction over the regulation of the Insurance Subsidiaries, dispensing or distribution of pharmaceutical products or over the provision of health care or insurance items or services, Medicare Part D prescription drug plans, pharmacy benefit management services, durable medical equipment, insurance and risk sharing arrangements and products and services and third party administrator approvals, in each case to the extent applicable to Parent, the Company or any of their respective Subsidiaries.

“Hedging Obligations” shall mean, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;
(2)	other agreements or arrangements designed to manage interest rates or interest rate risk;
(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices; and
(4)	any other hedging transactions or any other derivative transaction or similar arrangement,

which shall, in each case, be valued at the notional amount thereof.

“Holdco” shall have the meaning set forth in the Preamble hereto.

“Holdco Common Stock” shall have the meaning set forth in Section 1.7(a)(i).

“Holdco Preferred Stock” shall have the meaning set forth in Section 4.6(b).

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indebtedness” shall mean, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;
(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (to the extent drawn) (or reimbursement agreements in respect thereof);
(3)	representing capital lease obligations;
(4)	representing the deferred and unpaid purchase price of any property or services due more than one year after such property is acquired or such services are completed; or
(5)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness.

“Indenture” shall have the meaning set forth in Section 7.12(c).

“Insurance Subsidiary” shall mean each of the Company Insurance Subsidiaries and the Parent Insurance Subsidiaries.

“Intellectual Property” shall mean all of the following, whether registered or unregistered: (i) trademarks, trademark rights, service marks, service mark rights, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) patents, patent applications and patent rights; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable works, including writings, designs, software, mask works, applications or registrations in any jurisdiction for the foregoing; (v) domain names and registrations pertaining thereto and all intellectual property used in connection with or contained in Web sites; (vi) confidential or proprietary lists, data, databases, processes, methods, schematics, technology, know-how and documentation and (vii) all similar proprietary rights.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.26.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of the individuals listed on Section 10.12(a) of the Company Disclosure Schedule, or (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 10.12(a) of the Parent Disclosure Schedule.

“Law” shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, Order or agency requirement of any Governmental Entity.

“Legal Restraint” shall have the meaning set forth in Section 8.1(c).

“Letter of Transmittal” shall have the meaning set forth in Section 2.2(a).

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, adverse right, prior assignment, hypothecation, limitation or restriction.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.7(b)(i).

“Merger Sub 1” shall have the meaning set forth in the Preamble hereto.

“Merger Sub 2” shall have the meaning set forth in the Preamble hereto.

“Merger Subs” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning set forth in Section 3.18(c).

“New Plans” shall have the meaning set forth in Section 6.2(c).

“NYSE” shall mean the New York Stock Exchange.

“Offers to Exchange” shall have the meaning set forth in Section 7.12(c).

“Offers to Purchase” shall have the meaning set forth in Section 7.12(c).

“Order” shall have the meaning set forth in Section 3.16.

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Acquisition Proposal” shall have the meaning set forth in Section 7.5(a).

“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.5(c).

“Parent Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by Parent or its Subsidiaries or under which Parent or any of its Subsidiaries has any current or potential liability.

“Parent Cancelled Shares” shall have the meaning set forth in Section 1.7(a)(iii).

“Parent Certificate” shall have the meaning set forth in Section 1.7(a)(ii).

“Parent Change in Recommendation” shall have the meaning set forth in Section 7.5(c).

“Parent Closing Price” shall have the meaning set forth in Section 2.5.

“Parent Common Stock” shall have the meaning set forth in Section 1.7(a)(i).

“Parent Deferred Unit” shall have the meaning set forth in Section 1.9(e).

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent, Holdco, Merger Sub 1 and Merger Sub 2 on the date hereof.

“Parent Equity Awards” shall mean Parent Deferred Units, Parent Stock Options, Parent Restricted Stock Awards, Parent RSU Awards and Parent Strategic Performance Share Awards.

“Parent Insurance Subsidiary” shall mean each of the entities set forth on Section 10.12(c) of the Parent Disclosure Schedule.

“Parent Intellectual Property” shall mean all Intellectual Property owned, used or held for use by Parent or any Subsidiary of Parent.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Parent Acquisition Proposal and that was, at the time the Board of Directors of Parent initially resolved to make the Parent Recommendation, unknown to or by, and not reasonably foreseeable (including through reasonable investigation) by, the Board of Directors of Parent, which event, fact, circumstance, development or occurrence becomes known to or by the Board of Directors of Parent prior to obtaining the Required Parent Vote; provided that in no event shall any of the following events, facts, circumstances, developments or occurrences constitute a Parent Intervening Event: (i) changes in the price or trading volume of the Company Common Stock or Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event) or (ii) the Company or Parent meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been a Parent Intervening Event).

“Parent IT Assets” shall mean any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Parent or any of its Subsidiaries or licensed or leased to the Parent or any of its Subsidiaries (excluding any public networks).

“Parent Leased Real Property” shall mean the property covered by Parent Leases under which Parent or any of its Subsidiaries is a lessee.

“Parent Leases” shall mean all leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which Parent or any of its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by Parent or any of its Subsidiaries in excess of $5,000,000 per year.

“Parent Licenses and Permits” shall have the meaning set forth in Section 4.13(a).

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the business, results of operations, assets or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Parent and its Subsidiaries operate, (iii) any change in applicable Law, regulation, GAAP or SAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, distributors, partners or employees, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), or (viii) any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), except, in the case of the foregoing clauses (i), (ii), (iii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries, businesses, or segments thereof, in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect; provided further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to Parent Material Adverse Effect in the representations and warranties set forth in Section 4.3 and Section 4.4, and, to the extent related to Section 4.3 and Section 4.4, the condition set forth in Section 8.3(a); or (b) would or would reasonably be expected to prevent or materially impair the ability of Parent to consummate the transactions contemplated hereby.

“Parent Material Contract” shall have the meaning set forth in Section 4.16(c).

“Parent Organizational Documents” shall mean the Restated Certificate of Incorporation and the By-Laws of Parent, together with all amendments thereto.

“Parent Owned Intellectual Property” shall mean all Intellectual Property owned by Parent or any Subsidiary of Parent.

“Parent Owned Real Property” shall mean all material real property owned by the Parent and its Subsidiaries.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.6(a).

“Parent Property” shall mean the Parent Leased Real Property and Parent Owned Real Property.

“Parent Recommendation” shall have the meaning set forth in Section 4.26.

“Parent Registered Intellectual Property” shall mean all material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Parent Owned Intellectual Property.

“Parent Restricted Stock Award” shall have the meaning set forth in Section 1.9(b).

“Parent RSU Award” shall have the meaning set forth in Section 1.9(c).

“Parent SEC Reports” shall have the meaning set forth in Section 4.8(a).

“Parent Stock Option” shall have the meaning set forth in Section 1.9(a).

“Parent Stockholders Meeting” shall have the meaning set forth in Section 3.26.

“Parent Strategic Performance Share Award” shall have the meaning set forth in Section 1.9(d).

“Parent Subsidiary SAP Statements” shall have the meaning set forth in Section 4.8(d).

“Parent Superior Proposal” shall have the meaning set forth in Section 7.5(b).

“Parent Tax Counsel” shall have the meaning set forth in Section 4.10(b).

“Parent Transaction Litigation” shall have the meaning set forth in Section 7.6(b).

“Parent Termination Fee” shall have the meaning set forth in Section 9.2(d).

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“Payoff Letter” shall have the meaning set forth in Section 7.12(b).

“Permitted Liens” shall mean (a) Liens for utilities and Taxes not yet due and payable or being contested in good faith, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith, (c) Liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) Liens that would be disclosed on title policies, title commitments and/or surveys, provided that the same do not materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (e) Liens arising out of pledges or deposits under worker’s compensation Laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (f) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (g) deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and (h) easements, rights of way, zoning ordinances and other similar encumbrances affecting a Person’s properties, none of which materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).

“Proceeding” shall have the meaning set forth in Section 6.3(a).

“Pre-2018 Company Performance Share Unit Award” shall have the meaning set forth in Section 1.8(c).

“Registration Statement” shall have the meaning set forth in Section 7.1(a).

“Regulatory Law” shall have the meaning set forth in Section 7.3(b).

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“Required Company Vote” shall have the meaning set forth in Section 3.27.

“Required Parent Vote” shall have the meaning set forth in Section 4.27.

“Reverse Termination Fee” shall have the meaning set forth in Section 9.2(h).

“SAP” means, as to any insurance company, managed care entity or health maintenance organization conducting an insurance business, the statutory accounting practices prescribed or permitted by applicable Law or Governmental Entities seated in the jurisdiction where such insurance company, managed care entity or health maintenance organization is domiciled and responsible for the regulation thereof.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.15(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Secretary of State” shall have the meaning set forth in Section 1.3.

“Securities Act” shall have the meaning set forth in Section 3.4.

“Stock Consideration” shall have the meaning set forth in Section 1.7(b)(i).

“Subsidiary” shall mean, when used with respect to any Person, (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which a majority of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information filed or required to be filed with a taxing authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” shall mean all U.S. federal, state, or local or non-U.S. taxes, including income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated, and other taxes of any kind whatsoever and any similar governmental fees and charges, including any interest, penalties or additions imposed with respect thereto; and “Tax” shall mean any one of them.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“Total Aggregate Benefits” shall have the meaning set forth in Section 6.2(a).

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Trading Day” shall mean with respect to Parent Common Stock, a day on which shares of Parent Common Stock are traded on the NYSE.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Uncertificated Company Stock” shall have the meaning set forth in Section 1.7(b)(ii).

“Whitman Indemnified Person” shall have the meaning set forth in Section 6.3(a).

“Whitman Merger” shall have the meaning set forth in the Recitals hereto.

“Whitman Surviving Corporation” shall have the meaning set forth in Section 1.1(a).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CIGNA CORPORATION

By:	/s/ Eric P. Palmer
	Name:	Eric P. Palmer
	Title:	Executive Vice President and
Chief Financial Officer
EXPRESS SCRIPTS HOLDING COMPANY

By:	/s/ Timothy Wentworth
	Name:	Timothy Wentworth
	Title:	Chief Executive Officer and President
HALFMOON PARENT, INC.

By:	/s/ Richard W. Gray
	Name:	Richard W. Gray
	Title:	Vice President
HALFMOON I, INC.

By:	/s/ Richard W. Gray
	Name:	Richard W. Gray
	Title:	Vice President
HALFMOON II, INC.

By:	/s/ Richard W. Gray
	Name:	Richard W. Gray
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

LIST OF OMITTED SCHEDULES

The following is a list of all schedules to the merger agreement, which have been omitted pursuant to Item 601(b)(2) of Regulation S-K. New Cigna hereby agrees to furnish supplementally a copy of any such schedule to the SEC upon request.

Company Disclosure Schedule

Section 3.1	Organization
Section 3.3	No Conflict or Violation
Section 3.4	Consents and Approvals
Section 3.6	Capitalization and Related Matters
Section 3.7	Subsidiaries and Equity Investments
Section 3.8	Company SEC Reports; Financial Statements
Section 3.9	Absence of Certain Changes or Events
Section 3.10	Tax Matters
Section 3.11	Absence of Undisclosed Liabilities
Section 3.13	Intellectual Property
Section 3.15	Compliance with Law
Section 3.16	Litigation
Section 3.17	Contracts
Section 3.18	Employee Plans
Section 3.21	Labor Matters
Section 5.1(a)	Conduct of Business Before the Closing Date
Section 6.2(a)	Employee Benefits
Section 8.1	Conditions to Each Party’s Obligation to Effect the Merger
Section 10.12(a)	Knowledge of the Company
Section 10.12(b)	Healthcare Regulatory Approvals

Parent Disclosure Schedule

Section 4.1(b)	Organization
Section 4.3	No Conflict or Violation
Section 4.4	Consents and Approvals
Section 4.6	Capitalization and Related Matters
Section 4.7	Subsidiaries and Equity Investments
Section 4.8	Parent SEC Reports
Section 4.9(a)	Absence of Certain Changes or Events
Section 4.10(a)	Tax Matters
Section 4.11	Absence of Undisclosed Liabilities
Section 4.14	Compliance with Law
Section 4.15	Litigation
Section 4.16(a)	Contracts
Section 4.17	Employee Plans
Section 4.22	No Brokers
Section 6.1(a)	Conduct of Business Before the Closing Date
Section 7.16(d)	Combined Company Operations
Section 10.12(a)	Knowledge of Parent
Section 10.12(b)	Healthcare Regulatory Approvals
Section 10.12(c)	Parent Insurance Subsidiary

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”), dated as of June 27, 2018, to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 8, 2018 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among Cigna Corporation (“Parent”), Express Scripts Holding Company (the “Company”), Halfmoon Parent, Inc. (“Holdco”), Halfmoon I, Inc. and Halfmoon II, Inc.

WHEREAS, pursuant to Section 9.3 of the Merger Agreement, the parties hereto wish to mutually agree to amend certain provisions of the Merger Agreement as described herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

2. Amendment. The text of the first sentence of Section 7.10 of the Merger Agreement is hereby amended and restated as follows:

Effective at the Effective Time, the Board of Directors of Holdco shall consist of 14 directors, comprising (a) eight independent members of the Board of Directors of Parent as of immediately prior to the Effective Time, plus the Chief Executive Officer of Parent, (b) four independent members of the Board of Directors of the Company as of immediately prior to the Effective Time and (c) subject to his willingness to serve, Mark McClellan; provided that if Mark McClellan is unwilling to serve, the Board of Directors of Holdco shall consist of 13 directors, comprising (i) eight independent members of the Board of Directors of Parent as of immediately prior to the Effective Time, plus the Chief Executive Officer of Parent and (ii) four independent members of the Board of Directors of the Company as of immediately prior to the Effective Time.

3. References. Each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Merger Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule to “the date hereof” or “the date of this Agreement” shall refer to March 8, 2018.

4. Effect of Amendment. Except as otherwise expressly provided herein, all of the terms, agreements and conditions of the Merger Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment, waiver or consent of any other term, agreement or condition of the Merger Agreement or any of the documents referred to therein.

5. Other Terms. Section 9.3, Section 9.4 and Article X of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[SIGNATURE PAGES FOLLOW]

CIGNA CORPORATION

By:	/s/ Eric P. Palmer
	Name:	Eric P. Palmer
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

EXPRESS SCRIPTS HOLDING COMPANY

By:	/s/ Martin Akins
	Name:	Martin Akins
	Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

HALFMOON PARENT, INC.

By:	/s/ Eric P. Palmer
	Name:	Eric P. Palmer
	Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

HALFMOON I, INC.

By:	/s/ Eric P. Palmer
	Name:	Eric P. Palmer
	Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

HALFMOON II, INC.

By:	/s/ Eric P. Palmer
	Name:	Eric P. Palmer
	Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex B

1585 Broadway
New York, NY 10036

March 7, 2018

Board of Directors
Cigna Corporation
900 Cottage Grove Road
Bloomfield, CT 06002

Members of the Board:

We understand that Cigna Corporation (“Parent”), Halfmoon Parent, Inc. (“Holdco”), Halfmoon I, Inc. (“Merger Sub 1”), Halfmoon II, Inc. (“Merger Sub 2”) and Express Scripts Holding Company (the “Company”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of March 7, 2018 (the “Agreement”), which provides that, among other things, (i) Merger Sub 1 will merge with and into Parent (the “Whitman Merger”), with Parent as the surviving entity in the Whitman Merger and a direct, wholly owned subsidiary of Holdco, and (ii) Merger Sub 2 will merge with and into the Company (the “Emerson Merger”, and together with the Whitman Merger, the “Merger”), with the Company as the surviving entity in the Emerson Merger and a direct, wholly owned subsidiary of Holdco. Pursuant to the Whitman Merger, each outstanding share of common stock, par value $0.25 per share (“Parent Common Stock”) of Parent (other than any Parent Cancelled Shares (as defined in the Agreement)), will be converted automatically into one fully paid and nonassessable share of common stock, par value $0.01 per share (“Holdco Common Stock”), of Holdco. Pursuant to the Emerson Merger, each outstanding share of common stock, par value $0.01 per share (the “Company Common Stock”) of the Company (other than any Company Excluded Shares and any Dissenting Shares (as such terms are defined in the Agreement)) will be converted into (A) 0.2434 of a fully paid and nonassessable share of Holdco Common Stock and (B) the right to receive $48.75 in cash, without interest (together, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be paid by Holdco pursuant to the Agreement is fair from a financial point of view to Parent.

For purposes of the opinion set forth herein, we have:

(1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;
(2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Parent, respectively;
(3)	Reviewed certain financial projections concerning the Company prepared by the management of the Company and adjusted by the management of Parent (the “Company Projections”);
(4)	Reviewed certain financial projections concerning Parent prepared by the management of Parent (the “Parent Projections”);
(5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger prepared by the respective managements of the Company and Parent (the “Synergies”);
(6)	Discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Parent;
(7)	Reviewed the pro forma impact of the Merger on Parent’s earnings per share and Parent’s hypothetical stock price;
(8)	Reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock;

(9)	Compared the financial performance of the Company and Parent and the prices and trading activity of the Company Common Stock and Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and Parent, respectively, and their securities;
(10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
(11)	Participated in certain discussions among representatives of the Company and Parent and their financial and legal advisors;
(12)	Reviewed the Agreement and certain related documents; and
(13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Parent, and formed a substantial basis for this opinion. At your direction, our analyses relating to the business and financial prospects of the Company and Parent for purposes of our opinion were made on the bases of the Company Projections, the Parent Projections and the Synergies. With respect to the Company Projections and the Parent Projections, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of the Company and Parent, respectively, including the potential impact of recent changes in the U.S. tax laws and regulations pursuant to H.R. 1, Tax Cuts and Jobs Act, enacted on December 22, 2017 (the “Tax Cuts and Jobs Act”) on the future financial performance of the Company and Parent. With respect to the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the strategic, financial and operational benefits anticipated to result from the Merger, including the potential impact of the Tax Cuts and Jobs Act, and will be realized in the amounts and the times indicated thereby. We express no view as to the Company Projections, the Parent Projections or the Synergies, nor the assumptions on which they were based, including the potential impact of the Tax Cuts and Jobs Act. We further note that (i) the actual and estimated financial and operating performance and the share price data we reviewed for the companies with publicly traded equity securities that we deemed to be relevant and (ii) the financial terms of certain acquisition transactions that we deemed relevant might not, in whole or in part, reflect the potential impact of the Tax Cuts and Jobs Act. In addition, we have assumed, with your consent, that the Merger will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed, with Parent’s consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Company, Parent, Holdco, their respective subsidiaries, or the contemplated benefits expected to be derived in the Merger. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Parent and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters.

We express no opinion with respect to the fairness of the amount or nature of any compensation to be paid to any officers, directors or employees of the Company, or any class of such persons, relative to the Consideration to be paid to the holders of the Company Common Stock (other than the holders of any Company Excluded Shares and any Dissenting Shares) in the Merger. We express no opinion as to the relative proportion of Holdco Common Stock and cash included in the Consideration. We have not been requested to make, and have not made, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such valuations or appraisals.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view to Parent, of the Consideration to be paid by Holdco pursuant to the Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, Parent’s underlying business decision to proceed with or effect the transactions contemplated by the Agreement, or the likelihood that the Merger is consummated. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of Parent in connection with the Merger and will receive a fee for our services from Parent, a substantial portion of which is contingent upon the closing of the Merger. In addition, Parent has agreed to reimburse certain of our expenses and indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. In the two years prior to the date hereof, we and our affiliates have provided financing services to the Company and financial advisory and financing services to Parent and have received fees in connection with such services. In addition, it is anticipated that Morgan Stanley or one or more of its affiliates may provide or arrange financing for Parent in connection with the consummation of the Merger, for which we will receive fees from Parent. Morgan Stanley and our affiliates may also in the future seek to provide other financial advisory and financing services to Parent, the Company and their respective affiliates, for which we and our affiliates would expect to receive fees.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Parent, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Parent (in its capacity as such) in connection with its consideration of the Merger and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Parent is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Holdco Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company and Parent should vote at the shareholders’ meetings to be held, or act on any matter, in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by Holdco pursuant to the Agreement is fair from a financial point of view to Parent.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Boublik
Name: Michael Boublik
Title: Managing Director

Annex C

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

March 7, 2018

The Board of Directors
Express Scripts Holding Company
One Express Way
St. Louis, MO 63121

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of Express Scripts Holding Company, a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Cigna Corporation, a Delaware corporation (“Parent”), the Company, Halfmoon Parent, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Holdco”), Halfmoon I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub 1”) and Halfmoon II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub 2”). The Agreement provides that:

(i)	Merger Sub 1 be merged with and into Parent (the “Whitman Merger”), with Parent continuing as the surviving corporation, as a result of which Parent will become a direct wholly owned subsidiary of Holdco;
(ii)	each issued and outstanding share of common stock, par value $0.25 per share, of Parent (“Parent Common Stock”) immediately prior to the effective time of the Whitman Merger (other than any (x) shares of Parent Common Stock held by Parent as treasury shares or (y) shares of Parent Common Stock owned by Holdco or Merger Sub 1 immediately prior to the effective time of the Whitman Merger), shall be converted automatically into one fully paid and nonassessable share of common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”);
(iii)	Merger Sub 2 be merged with and into the Company (the “Emerson Merger,” and together with the Whitman Merger, the “Mergers”, and the Mergers, collectively with the other transactions contemplated by the Agreement, the “Transaction”), with the Company continuing as the surviving corporation, as a result of which the Company will become a direct wholly owned subsidiary of Holdco; and
(iv)	each issued and outstanding Share immediately prior to the effective time of the Emerson Merger (other than (w) Shares held by the Company as treasury shares, (x) Shares owned by Holdco or Merger Sub 2 immediately prior to the effective time of the Emerson Merger, (y) Shares owned by Parent, any direct or indirect wholly owned subsidiary of Parent (other than Holdco or Merger Sub 2), Merger Sub 1 or any direct or indirect wholly owned subsidiary of the Company immediately prior to the effective time of the Emerson Merger or (z) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (w), (x), (y) and (z), together with any other Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into (x) the right to receive $48.75 in cash, without interest (the “Cash Consideration”), and (y) 0.2434 of a fully paid and nonassessable share of Holdco Common Stock (the “Stock Consideration”, and taken together (and not separately) with the Cash Consideration, the “Consideration”).

The Board of Directors
Express Scripts Holding Company
March 7, 2018

The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide certain financial advisory services to the Company, including serving as financial advisor to the Company in connection with the Company’s sale of its subsidiary United BioSource Corporation to Avista Capital Partners in 2017, and we have received compensation from the Company for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received compensation from Parent during such period. We may provide investment banking and other services to or with respect to the Company, Parent, Holdco or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 7, 2018 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and Annual Reports on Form 10-K of Parent for the years ended December 31, 2017, December 31, 2016 and December 31, 2015; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) certain publicly available research analyst reports for the Company and Parent; (v) certain other communications from the Company and Parent to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, including certain financial forecasts, analyses and projections relating to Parent prepared by management of Parent and furnished to us by the Company for purposes of our analysis (the “Parent Forecasts”) (collectively, the “Parent Internal Data”); and (viii) certain tax and other cost savings and operating synergies projected by the management of the Company to result from the Transaction (the “Synergies”) and furnished to us by the Company for purposes of our analysis. We have participated in discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data, the Parent Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Parent and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

The Board of Directors
Express Scripts Holding Company
March 7, 2018

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and that the Parent Internal Data (including, without limitation, the Parent Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data, the Parent Internal Data and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data (including, without limitation, the Parent Forecasts), the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have also assumed that the Transaction will have the tax consequences described in discussions with representatives of the Company. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors
Express Scripts Holding Company
March 7, 2018

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates, in part, to the relative values of the Company and Parent. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Holdco Shares actually will be when issued pursuant to the Transaction or the prices at which the Shares, Parent Shares or Holdco Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Mergers or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex D

March 7, 2018

The Board of Directors
Express Scripts Holding Company
One Express Way
St. Louis, MO 63121

Dear Members of the Board:

We understand that Express Scripts Holding Company, a Delaware corporation (“Company”), Cigna Corporation, a Delaware corporation (“Parent”), Halfmoon Parent, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Holdco”), Halfmoon I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub 1”) and Halfmoon II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub 2”) propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire Company. Pursuant to the Agreement, (a) Merger Sub 1 will be merged with and into Parent (the “Whitman Merger”), with Parent continuing as the surviving corporation, as a result of which Parent will become a direct wholly owned subsidiary of Holdco, (b) each issued and outstanding share of common stock, par value $0.25 per share, of Parent (“Parent Common Stock”) immediately prior to the effective time of the Whitman Merger (other than any (i) shares of Parent Common Stock held by Parent as treasury shares or (ii) shares of Parent Common Stock owned by Holdco or Merger Sub 1 immediately prior to the effective time of the Whitman Merger), shall be converted automatically into one fully paid and nonassessable share of common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”), (c) Merger Sub 2 will be merged with and into Company (the “Emerson Merger,” and together with the Whitman Merger, the “Mergers”, and the Mergers, collectively with the other transactions contemplated by the Agreement, the “Transaction”), with Company continuing as the surviving corporation, as a result of which Company will become a direct wholly owned subsidiary of Holdco, and (d) each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”), other than (i) Shares held by Company as treasury shares, (ii) Shares owned by Holdco or Merger Sub 2 immediately prior to the effective time of the Emerson Merger, (iii) Shares owned by any direct or indirect wholly owned subsidiary of Parent (other than Holdco or Merger Sub 2), Merger Sub 1 or any direct or indirect wholly owned subsidiary of Company immediately prior to the effective time of the Emerson Merger or (iv) Dissenting Shares (as defined in the Agreement) (such holders, in their capacity as holders of such shares, collectively, “Excluded Holders”), will be converted into (i) the right to receive $48.75 in cash, without interest (the “Cash Consideration”), and (ii) 0.2434 shares of Holdco Common Stock (such number of shares so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated March 7, 2018, of the Agreement;
(ii)	Reviewed certain publicly available historical business and financial information relating to Company and Parent;
(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, financial forecasts and other data provided to us by Parent relating to the business of Parent, certain publicly available financial forecasts and other data relating to the business of Parent and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Company to be realized from the Transaction;
(iv)	Held discussions with members of the senior management of Company and Parent with respect to the businesses and prospects of Company and Parent, respectively, and with members of the senior management of Company with respect to the projected synergies and other benefits anticipated by the management of Company to be realized from the Transaction;

The Board of Directors
Express Scripts Holding Company
March 7, 2018

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Parent, respectively;
(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of Company;
(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock and Parent Common Stock;
(viii)	Reviewed the potential pro forma financial impact of the Transaction on Holdco based on the financial forecasts referred to above relating to Company and Parent; and
(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or Parent or concerning the solvency or fair value of Company or Parent, and we have not been furnished with any such valuation or appraisal. As you know, we have not been provided with forecasts of the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Parent to result from the Transaction. Accordingly, at the direction of Company, for purposes of our analysis we have utilized the forecasts of the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Company to result from the Transaction. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of Company to be realized from the Transaction, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and Parent, respectively, and such synergies and other benefits. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock, Parent Common Stock or Holdco Common Stock may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

The Board of Directors
Express Scripts Holding Company
March 7, 2018

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Parent or the Transaction. We further have assumed, with the consent of Company, that the Transaction will have the tax consequences described in discussions with representatives of the Company. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to Company, for which we have received compensation, including, during the past two years, having advised Company in its acquisition of eviCore healthcare. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC

By	/s/ David Gluckman
David Gluckman Managing Director

Annex E

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CIGNA CORPORATION

(Originally incorporated on March 6, 2018 under the name Halfmoon Parent, Inc.)

First: The name of the Corporation is Cigna Corporation.

Second: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Third: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Fourth: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 625,000,000 shares divided into two classes as follows: 600,000,000 shares of Common Stock of the par value of $0.01 per share and 25,000,000 shares of Preferred Stock of the par value of $1.00 per share.

A.	PREFERRED STOCK

The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series and as may be permitted by the General Corporation Law of the State of Delaware, including, without limitation, the authority to provide that any such series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

B.	COMMON STOCK
1.	Voting Rights. Except as provided by law or this Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of stock held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation.
2.	Dividends. Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of capital stock.
3.	Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock shall be entitled to receive all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively. The Board of Directors may distribute in kind to the holders of Common Stock such remaining assets of the Corporation or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or other entity and receive payment therefor in cash, stock or obligations of such other corporation, trust or entity, or any combination thereof, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Common Stock. Neither the merger or consolidation of the Corporation into or with any other corporation, nor the merger of any other corporation into it, nor any purchase or redemption of shares of stock of the Corporation of any class, shall be deemed to be a dissolution, liquidation or winding up of the Corporation for the purpose of this paragraph.

Fifth: The By-Laws of the Corporation may be adopted, amended or repealed by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon. The Board of Directors shall also have the power to adopt, amend or repeal any provision of the By-Laws of the Corporation without any vote of the stockholders of the Corporation.

Sixth: Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall otherwise provide.

Seventh: Notwithstanding any provision of the General Corporation Law of the State of Delaware, no action may be taken by stockholders without a meeting, without prior notice and without a vote, unless a consent in writing setting forth the action so taken shall be signed by the holders of all the outstanding stock who would be entitled to vote thereon.

Eighth: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all of the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

Ninth: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Tenth: 1. Vote for Certain Business Combinations. In addition to any affirmative vote of holders of a class or series of capital stock of the Corporation required by law or this Certificate, a Business Combination (as hereinafter defined) with or upon a proposal by a Related Person (as hereinafter defined) shall require the affirmative vote of the holders of at least a majority of the voting power of all outstanding Voting Stock (as hereinafter defined) of the Corporation, voting together as a single class. Such affirmative votes shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or the Board.

2.	When Vote Is Not Required. The provisions of this Article shall not be applicable to a particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of this Certificate or the By-Laws of the Corporation, if all of the conditions specified in any one of the following Paragraphs (A), (B) or (C) are met:
(A)	Approval by Directors. The Business Combination has been approved by a vote of a majority of all the Continuing Directors (as hereinafter defined); or
(B)	Combination with Subsidiary. The Business Combination is solely between the Corporation and a subsidiary of the Corporation and such Business Combination does not have the direct or indirect effect set forth in Paragraph 3(B)(v) of this Article Tenth; or
(C)	Price and Procedural Conditions. The proposed Business Combination will be consummated within three years after the date the Related Person became a Related Person (the “Determination Date”) and all of the following conditions have been met:
(i)	The aggregate amount of (x) cash and (y) fair market value (as of the date of the consummation of the Business Combination) of consideration other than cash, to be received per share of Common or Preferred Stock of the Corporation in such Business Combination by holders thereof shall be at least equal to the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Related Person for any shares of such class or series of stock acquired by it; provided, that if either (a) the highest preferential amount per share of a series of Preferred Stock to which the holders thereof would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation (regardless of whether the Business Combination to be consummated constitutes such an event) or (b) the highest reported sales price per share for any shares of such series of Preferred Stock on any national securities exchange on which such series is traded and if not traded on any such exchange, the highest reported closing bid quotation per share with respect to shares of such series on the National Association of Securities Dealers, Inc. Automated Quotation System or on any system then in use, at any time after the Related Person became a holder of any shares of Common Stock, is greater than such aggregate amount, holders of such series of Preferred Stock shall receive an amount for each such share at least equal to the greater of (a) or (b).

(ii)	The consideration to be received by holders of a particular class or series of outstanding Common or Preferred Stock shall be in cash or in the same form as the Related Person has previously paid for shares of such class or series of stock. If the Related Person has paid for shares of any class or series of stock with varying forms of consideration, the form of consideration given for such class or series of stock in the Business Combination shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.
(iii)	No Extraordinary Event (as hereinafter defined) occurs after the Determination Date and prior to the consummation of the Business Combination.
(iv)	A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) is mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required pursuant to such Act or subsequent provisions).
3.	Certain Definitions. For purposes of this Article Tenth:
(A)	A “person” shall mean any individual, firm, corporation or other entity, or a group of “persons” acting or agreeing to act together in the manner set forth in Rule 13d-5 under the Securities Exchange Act of 1934, as in effect on April 24, 1985.
(B)	The term “Business Combination” shall mean any of the following transactions, when entered into by the Corporation or a subsidiary of the Corporation with, or upon a proposal by, a Related Person:
(i)	the merger or consolidation of the Corporation or any subsidiary of the Corporation; or
(ii)	the sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one or a series of transactions) of any assets of the Corporation or any subsidiary of the Corporation having an aggregate fair market value of $100 million or more; or
(iii)	the issuance or transfer by the Corporation or any subsidiary of the Corporation (in one or a series of transactions) of securities of the Corporation or any subsidiary having an aggregate fair market value of $50 million or more; or
(iv)	the adoption of a plan or proposal for the liquidation or dissolution of the Corporation; or
(v)	the reclassification of securities (including a reverse stock split), recapitalization, consolidation or any other transaction (whether or not involving a Related Person) which has the direct or indirect effect of increasing the voting power, whether or not then exercisable, of a Related Person in any class or series of capital stock of the Corporation or any subsidiary of the Corporation; or

(vi)	any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing.
(C)	The term “Related Person” shall mean any person (other than the Corporation, a subsidiary of the Corporation or any profit sharing, employee stock ownership or other employee benefit plan of the Corporation or of a subsidiary of the Corporation or any trustee of or fiduciary with respect to any such plan acting in such capacity) that is the direct or indirect beneficial owner (as defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934) of more than ten percent (10%) of the outstanding Voting Stock of the Corporation, and any Affiliate or Associate of any such person.
(D)	The term “Continuing Director” shall mean any member of the Board of Directors who is not affiliated with a Related Person and who was a member of the Board of Directors immediately prior to the time that the Related Person became a Related Person, and any successor to a Continuing Director who is not affiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.
(E)	“Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934.
(F)	The term “Extraordinary Event” shall mean, as to any Business Combination and Related Person, any of the following events that is not approved by a majority of all Continuing Directors:
(i)	any failure to declare and pay at the regular date therefor any full quarterly dividend (whether or not cumulative) on outstanding Preferred Stock; or
(ii)	any reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock); or
(iii)	any failure to increase the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of the Common Stock; or
(iv)	the receipt by the Related Person, after the Determination Date, of a direct or indirect benefit (except proportionately as a stockholder) from any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation or any subsidiary of the Corporation, whether in anticipation of or in connection with the Business Combination or otherwise.
(G)	A majority of all Continuing Directors shall have the power to make all determinations with respect to this Article Tenth, including, without limitation, the transactions that are Business Combinations, the persons who are Related Persons, the time at which a Related Person became a Related Person, and the fair market value of any assets, securities or other property, and any such determinations of such directors shall be conclusive and binding.
(H)	The term “Voting Stock” shall mean all outstanding shares of the Common or Preferred Stock of the Corporation entitled to vote generally and each reference to a proportion of Voting Stock shall refer to shares having such proportion of the number of shares entitled to be cast.
4.	No Effect on Fiduciary Obligations of Related Persons. Nothing contained in this Article Tenth shall be construed to relieve any Related Person from any fiduciary obligation imposed by law.

Eleventh: To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the preceding sentence shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation which has been duly adopted by the Corporation’s Board of Directors in accordance with Section 245 of the Delaware General Corporation Law to be signed in its name by its Chairman of the Board and Chief Executive Officer and attested to by its Corporate Secretary this [•] day of [•].

[•]
Attest:

[•]

Annex F

FORM OF AMENDED AND

RESTATED BY-LAWS OF

CIGNA CORPORATION

(A Delaware Corporation)

ARTICLE I

Offices

SECTION 1.   Registered Office. The registered office of the Corporation within the State of Delaware shall be in the City of Wilmington, County of New Castle.

SECTION 2.   Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors shall from time to time determine or the business of the Corporation may require.

ARTICLE II

Meetings of Shareholders

SECTION 1.   Place of Meetings. All meetings of the shareholders for the election of directors or for any other purpose shall be held at any such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

SECTION 2.   Annual Meeting. The annual meeting of shareholders shall be held on the fourth Wednesday in April of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at 3:30 P.M., or at such other time or on such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At such annual meeting, the shareholders shall elect directors to the Board of Directors and transact such other business as may properly be brought before the meeting. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of director nominees exceeds the number of directors to be elected (a “contested election”). A contested election shall be deemed to exist at any meeting of shareholders for which (i) the Corporate Secretary of the Corporation receives a notice that a shareholder has nominated a person for election to the Board of Directors in compliance with Article II, Section 11(b) or Article II, Section 13 of these By-Laws and (ii) such nomination has not been withdrawn by such shareholder on or prior to the day next preceding the date the Corporation first mails its notice of meeting for such meeting to the shareholders. If directors are to be elected in a contested election, shareholders shall not be permitted to vote against a nominee.

SECTION 3.   Special Meetings. Special meetings of shareholders, unless otherwise prescribed by statute, may be called at any time by the Board of Directors or the Chief Executive Officer. At any special meeting of the shareholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the Board of Directors.

SECTION 4.   Notice of Meetings. Except as otherwise expressly required by statute, written notice, or notice in the form of electronic transmission to shareholders who have consented to receive notice in such form, of each annual and special meeting of shareholders stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each shareholder of record entitled to notice of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice. If mailed, such notice shall be sent in a postage prepaid envelope, addressed to the shareholder at his or her address as it appears on the records of the Corporation. Such notice shall be deemed given (i) if by mail, at the time when the same shall be deposited in the United States mail, postage prepaid; (ii) if by facsimile telecommunication, when directed to a number at which the shareholder has consented to receive notice; (iii) if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive such notice; (iv) if by a posting on an electronic network together with a separate notice to the shareholder of such specific posting, upon the later to occur of (a) such posting, or (b) the giving of the separate notice of such posting; or (v) if by any other form of electronic communication, when directed to the shareholder in the manner consented to by the shareholder. Any such consent shall be revocable by the shareholder by written notice to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Corporate Secretary or Assistant Corporate Secretary of the Corporation or to the transfer agent or other person responsible for giving notice; provided, however, that inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice of any meeting shall not be required to be given to any person who attends such meeting, except when such person attends the meeting in person or by proxy for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, or who, either before or after the meeting, shall submit a signed written waiver of notice, or a waiver by electronic transmission, in person or by proxy. Neither the business to be transacted at, nor the purpose of, an annual or special meeting of shareholders need be specified in any written waiver of notice.

SECTION 5.   List of Shareholders. The Corporate Secretary of the Corporation, or such other person who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, in the manner provided by law. The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

SECTION 6.   Quorum, Adjournments. The holders of at least two-fifths of the issued and outstanding stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of shareholders, except as otherwise required by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented by proxy at any meeting of shareholders, the chairman of the meeting or a majority of the voting power entitled to vote thereon, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented by proxy. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the meeting as originally called. If the adjournment is for more than thirty days, or, if after adjournment a new record date is set, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

SECTION 7.   Organization. At each meeting of shareholders, the Chairman of the Board or, in the Chairman’s absence, a director of the Corporation chosen by the Board of Directors at the meeting, shall act as chairman of the meeting. The Corporate Secretary or, in the Corporate Secretary’s absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting shall act as secretary of the meeting and keep the minutes thereof.

SECTION 8.   Order of and Rules for Conducting Business. The order of and the rules for conducting business at all meetings of the shareholders shall be as determined by the chairman of the meeting. The chairman shall have the power to adjourn the meeting to another place, date or time.

SECTION 9.   Voting. Except as otherwise provided by statute, the Certificate of Incorporation, or any resolution or resolutions adopted by the Board of Directors pursuant to the authority vested in it by the Certificate of Incorporation, each shareholder of the Corporation shall be entitled at each meeting of shareholders to one vote for each share of capital stock of the Corporation standing in such shareholder’s name on the record of shareholders of the Corporation:

(a)	on the date fixed pursuant to the provisions of Section 7 of Article V of these By-Laws as the record date for the determination of the shareholders who shall be entitled to vote at such meeting; or

(b)	if no such record date shall have been fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given, or, if notice is waived by all shareholders, at the close of business on the day next preceding the day on which the meeting is held.

Each shareholder entitled to vote at any meeting of shareholders may vote in person or may authorize another person or persons to act for such shareholder by a proxy authorized by an instrument in writing or by a transmission permitted by law delivered to the Inspectors of Election, but no such proxy shall be voted after three years from its date, unless the proxy provides for a longer period. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering an instrument in writing or a transmission permitted by law revoking the proxy or constituting another valid proxy bearing a later date to the Inspectors. Any such proxy shall be delivered to the Inspectors, or such other person so designated to receive proxies, at or prior to the time designated in the order of business for so delivering such proxies. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the voting power of the Corporation present in person or by proxy at such meeting and entitled to vote on the subject matter, shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation or of these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the shareholder voting, or by the shareholder’s proxy, if there be such proxy, and shall state the number of shares voted.

SECTION 10.   Inspectors of Election. The Board of Directors, the Chairman of the Board or the Chief Executive Officer shall, in advance of any meeting of shareholders, appoint one or more Inspectors of Election to act at the meeting or at any adjournment and make a written report thereof, and may designate one or more persons as alternate Inspectors to replace any Inspectors who fail to act. If no Inspector or alternate is able to act at a meeting of shareholders, the chairman of the meeting shall appoint one or more Inspectors to act at the meeting. Each Inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of Inspector at such meeting with strict impartiality and according to the Inspector’s best ability. The Inspectors shall determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of proxies and ballots, receive and count all votes and ballots, determine all challenges and questions arising in connection with the right to vote, retain for a reasonable period a record of the disposition of any challenges made to any determination by the Inspectors, and certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots and report the same to the chairman of the meeting, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. The Inspectors may appoint or retain other persons or entities to assist the Inspectors in the performance of the duties of the Inspectors. The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the Inspectors after the closing of the polls unless the Court of Chancery upon application by a shareholder shall determine otherwise. On request of the chairman of the meeting, the Inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an Inspector of an election of directors. Inspectors need not be shareholders.

SECTION 11.   Nomination of Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of shareholders (a) by or at the direction of the Board of Directors, (b) by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Section and at the time of meeting, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section or (c) pursuant to and in compliance with the procedures set forth in Section 13 of this Article II. For nominations to be properly brought before a meeting by a shareholder pursuant to clause (b) of the preceding sentence, (1) the shareholder must have given timely notice thereof (meeting the requirements hereinafter set forth) in writing to the Corporate Secretary of the Corporation and (2) the shareholder and any beneficial owner on whose behalf a nomination is made must comply with the representation set forth in such shareholder’s Shareholder Solicitation Statement (as defined herein). To be timely, a shareholder’s notice pursuant to clause (b) of this Section 11 shall be received by the Corporate Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is more than 30 days before or 60 days after such anniversary date or if no such meeting was held in the preceding year, notice by a shareholder shall be timely only if received (a) not earlier than 120 days prior to such annual meeting and (b) not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

Such shareholder’s notice shall set forth:

(1)	as to each person whom the shareholder proposes to nominate for election or reelection as a director:
(i)	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (such Act and such rules and regulations, collectively, the “Exchange Act”) (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(ii)	a statement whether such person, if elected, intends to tender, promptly following such person’s election, an irrevocable resignation effective upon such person’s failure to receive the required vote for reelection at any future meeting at which such person would face reelection and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation’s Board Corporate Governance Guidelines (the information described in these clauses (i) and (ii), the “Shareholder Nominee Information”); and
(iii)	a description of (a) any agreement, arrangement or understanding with, or any commitment or assurance to, any person or entity as to how such nominee, if elected as a director of the Corporation, will act or vote on any issue or question to be decided by the Board of Directors or that otherwise relates to the Corporation or such persons’ service on the Board of Directors (a “Voting Commitment”) and (b) any compensatory, payment or other financial agreement, arrangement or understanding with any person other than with the Corporation, including any agreement to indemnify such person for obligations arising as a result of his or her service as a director of the Corporation, in connection with such nominee’s nomination, service or action as a director of the Corporation (a “Third Party Compensation Arrangement”); and
(2)	as to the shareholder giving notice and the beneficial owner, if any, on whose behalf the nomination is made:
(i)	the name and address, as they appear on the Corporation’s stock ledger, of such shareholder and of such beneficial owner;
(ii)	a representation that the shareholder is a shareholder of record of stock of the Corporation at the time of the giving of notice provided for in these By-Laws, is entitled to vote at such meeting and that the shareholder (or a qualified representative thereof) intends to appear in person at the meeting to present such nominee for election or to bring such business before the meeting;
(iii)	(aa) the class and number of shares of the Corporation that are, directly or indirectly, beneficially owned by such shareholder and each beneficial owner on whose behalf the nomination is made and their respective affiliates or associates or others acting in concert therewith, including the proposed nominee (each, a “Proponent Person” and collectively, the “Proponent Persons”), (bb) any option, warrant, convertible security, stock appreciation right, swap or similar right or agreement with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or which is intended to increase or decrease (or has the effect of increasing or decreasing) the voting power of any person with respect to the shares of any class or series of shares of the Corporation, whether or not such instrument or right or agreement shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”), owned beneficially, directly or indirectly, by any such Proponent Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of the Corporation, (cc) a description of any proxy, contract, arrangement, understanding or relationship pursuant to which any such Proponent Person has a right to vote any shares of the Corporation or influence the voting over any such shares, (dd) any short interest of any such Proponent Person in any security of the Corporation, (ee) any rights to dividends on the shares of the Corporation owned beneficially, directly or indirectly, by any such Proponent Person that are separated or separable from the underlying shares of the Corporation, (ff) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any such Proponent Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (gg) any performance-related fees (other than an asset-based fee) that any such Proponent Person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, including without limitation any such interests held by members of any such Proponent Person’s immediate family sharing the same household;

(iv)	all other information relating to such shareholder or such beneficial owner which would be required to be included in a proxy statement or other filing required to be filed with the Securities and Exchange Commission if, with respect to any such nomination or item of business, such shareholder were a participant in a solicitation subject to Regulation 14A under the Exchange Act (the information described in these clauses (i) - (iv), the “Shareholder Nominator Information”);
(v)	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and
(vi)	a statement whether or not such shareholder or beneficial owner intends to deliver a proxy statement and form of proxy to a sufficient number of holders of the Corporation’s voting shares reasonably believed by such shareholder or beneficial owner to elect such nominee or nominees or to carry such proposal under applicable law (such statement, a “Shareholder Solicitation Statement”).

The Corporation may require such nominee (i) to furnish such additional information as may be reasonably required to permit the Board of Directors to determine if each nominee is independent, including for purposes of serving on the committees of the Board of Directors, under the listing standards of each principal securities exchange upon which the shares are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s directors and to determine whether the nominee otherwise meets all other publicly disclosed standards applicable to directors and (ii) to furnish a written representation and agreement that, if elected as a director of the Corporation, such person will comply with all applicable laws and stock exchange listing standards and the Corporation’s policies, guidelines and principles applicable to directors, including, without limitation, the Corporation’s Board Corporate Governance Guidelines, Code of Ethics and Principles of Conduct, the Director Code of Business Conduct and Ethics, confidentiality, share ownership and trading policies and guidelines, and any other codes, policies and guidelines or any rules, regulations and listing standards, in each case as applicable to directors.

A shareholder providing notice shall further update and supplement such notice and other information provided to the Corporation so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered in writing to the Corporate Secretary at the principal executive offices of the Corporation not later than 10 days after the record date of the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or in any other Section of these By-Laws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a shareholder, extend any applicable deadlines hereunder or under any other provisions of these By-Laws or enable or be deemed to permit a shareholder who has previously submitted a notice hereunder or under any other provision of these By-Laws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the shareholders.

At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Corporate Secretary of the Corporation that information required to be set forth in a shareholder’s notice of nomination which pertains to the nominee. No person shall be eligible for election at any meeting of shareholders as a director of the Corporation unless nominated in compliance with the procedures set forth in this Section or Section 13 of this Article II. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in compliance with the procedures prescribed by the By-Laws, and if the chairman of the meeting should so determine, he or she shall so declare to the meeting and the defective nominations shall be disregarded.

Notwithstanding anything in this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public disclosure naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice required by this Section 11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public disclosure is first made by the Corporation.

SECTION 12.   Notice of Shareholder Business. At the annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than nominations for election to the Board of Directors of the Corporation, which are governed by Section 11 and Section 13 of this Article II) must be a proper subject for shareholder action under the Delaware General Corporation Law (the “DGCL”) and must be (a) specified in the notice of meeting (or any supplement thereto) given by the Corporation; (b) brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Section and at the time of the annual meeting, who has complied with the notice procedures set forth in this Section, and who shall be entitled to vote on such business. For business (other than nominations for election to the Board of Directors of the Corporation, which are governed by Section 11 and Section 13 of this Article II) to be properly brought before an annual meeting by a shareholder, (1) the shareholder must have given timely notice thereof (meeting the requirements hereinafter set forth) in writing to the Corporate Secretary of the Corporation, (2) such business must be a proper matter for shareholder action under the DGCL and (3) the shareholder and any beneficial owner on whose behalf such business is proposed must comply with the representation set forth in such shareholder’s Shareholder Solicitation Statement. To be timely, a shareholder’s notice pursuant to this Section must be delivered to or mailed and received by the Corporate Secretary of the Corporation at the principal executive offices of the Corporation, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is more than 30 days before or 60 days after such anniversary date or if no such meeting was held in the preceding year, notice by a shareholder shall be timely only if received (a) not earlier than 120 days prior to such annual meeting and (b) not less than 90 days before such annual meeting or, if later, within 10 days after the first public announcement of the date of such annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above. A shareholder’s notice to the Corporate Secretary pursuant to this Section shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; (b) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder in such business; and (c) as to the shareholder giving such notice and the beneficial owner, if any, on whose behalf the proposal is made, (i) the Shareholder Nominator Information as described in Section 11 of this Article II, and (ii) a Shareholder Solicitation Statement as described in Section 11 of this Article II (all of which such information shall be updated by the shareholder or shareholders as required in Section 11 of this Article II).

Notwithstanding anything in the By-Laws to the contrary, no business (other than nominations for election to the Board of Directors of the Corporation, which are governed by Section 11 and Section 13 of this Article II) shall be conducted at an annual meeting except in compliance with the procedures set forth in this Section 12. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in compliance with the provisions of this Section 12, and if the chairman of the meeting should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

SECTION 13.   Proxy Access for Director Nominations.

(a)	Whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting, in addition to any persons nominated for election to the Board of Directors by or at the direction of the Board of Directors, subject to the provisions of this Section 13, the Corporation shall:
(i)	include in its notice of meeting and proxy materials, as applicable, for any annual meeting of shareholders (1) the name of any person nominated for election (the “Shareholder Nominee”) by a shareholder as of the date that the Notice of Proxy Access Nomination (as defined below) is received by the Corporation in accordance with this Section 13 who is entitled to vote for the election of directors at the annual meeting and who satisfies the notice, ownership and other requirements of this Section 13 (such shareholder, together with the beneficial owner of such shares, a “Nominator”) or by a group of no more than 20 such shareholders (such shareholders, together with the beneficial owners of such shares, a “Nominator Group”) that, collectively as a Nominator Group, satisfies the notice, ownership and other requirements of this Section 13 applicable to a Nominator Group; provided that, in the case of a Nominator Group, each member thereof (each a “Group Member”) shall have satisfied the notice, ownership and other requirements of this Section 13 applicable to Group Members, and (2) if the Nominator or the Nominator Group, as applicable, so elects, the Nomination Statement (as defined below) furnished by such Nominator or Nominator Group; and
(ii)	include such Shareholder Nominee’s name on any ballot distributed at such annual meeting and on the Corporation’s proxy card (or any other format through which the Corporation permits proxies to be submitted) distributed in connection with such annual meeting. Nothing in this Section 13 shall limit the Corporation’s ability to solicit against, and include in its proxy materials its own statements relating to, any Shareholder Nominee, Nominator or Nominator Group, or to include such Shareholder Nominee as a nominee of the Board of Directors.
(b)	At each annual meeting, a Nominator or Nominator Group may nominate one or more Shareholder Nominees for election at such meeting pursuant to this Section 13; provided that the maximum number of Shareholder Nominees nominated by all Nominators and Nominator Groups (including Shareholder Nominees that were submitted by a Nominator or Nominator Group for inclusion in the Corporation’s proxy materials pursuant to this Section 13 but either are subsequently withdrawn, disregarded, declared invalid or ineligible pursuant to this Section 13) to appear in the Corporation’s proxy materials with respect to an annual meeting shall not exceed the greater of (i) two nominees and (ii) 20% of the total number of directors in office as of the Final Proxy Access Deadline (as defined below), or if such number is not a whole number, the closest whole number below 20% (the “Maximum Number”).

The Maximum Number shall be reduced, but not below zero, by the sum of:

(x)	the number of persons that the Board of Directors decides to nominate pursuant to an agreement, arrangement or other understanding with one or more shareholders or beneficial owners, as the case may be, in lieu of such person being formally nominated as a director pursuant to this Section 13 or Section 11 of this Article II; and

(y)	the number of persons that the Board decides to nominate for re-election who were previously elected to the Board based on a nomination made pursuant to this Section 13 or Section 11 of this Article II or pursuant to an agreement, arrangement or other understanding with one or more shareholders or beneficial owners, as the case may be, in lieu of such person being formally nominated as a director pursuant to this Section 13 or Section 11 of this Article II, in each case, at one of the previous two annual meetings.

If one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Deadline but before the date of the applicable annual meeting and the Board of Directors determines to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

Any Nominator or Nominator Group submitting more than one Shareholder Nominee for inclusion in the Corporation’s proxy materials pursuant to this Section 13 shall rank in its Notice of Proxy Access Nomination such Shareholder Nominees based on the order that the Nominator or Nominator Group desires such Shareholder Nominees to be selected for inclusion in the Corporation’s proxy materials in the event that the total number of Shareholder Nominees submitted by Nominators or Nominator Groups pursuant to this Section 13 exceeds the Maximum Number. In the event that the number of Shareholder Nominees submitted by Nominators or Nominator Groups pursuant to this Section 13 exceeds the Maximum Number, the highest ranking Shareholder Nominee who meets the requirements of this Section 13 from each Nominator and Nominator Group will be selected for inclusion in the Corporation’s proxy materials until the Maximum Number is reached, beginning with the Nominator or Nominator Group with the largest number of shares disclosed as owned (as defined below) in its respective Notice of Proxy Access Nomination submitted to the Corporation and proceeding through each Nominator or Nominator Group in descending order of ownership. If the Maximum Number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 13 from each Nominator and Nominator Group has been selected, this process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached.

If, after the Final Proxy Access Deadline, whether before or after the mailing of the Corporation’s definitive proxy statement, (i) a Shareholder Nominee who satisfies the requirements of this Section 13 becomes ineligible for inclusion in the Corporation’s proxy materials pursuant to this Section 13, becomes unwilling to serve on the Board of Directors, dies, becomes disabled or is otherwise disqualified from being nominated for election or serving as a director of the Corporation or (ii) a Nominator or Nominator Group withdraws its nomination or becomes ineligible, in each case as determined by the Board of Directors or the chairman of the meeting, then the Board of Directors or the chairman of the meeting shall declare each nomination by such Nominator or Nominator Group to be invalid, and each such nomination shall be disregarded, no replacement nominee or nominees shall be included in the Corporation’s proxy materials or otherwise submitted for election as a director in substitution thereof and the Corporation (1) may omit from its proxy materials information concerning such Shareholder Nominee and (2) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy materials, that the Shareholder Nominee will not be eligible for election at the annual meeting and will not be included as a Shareholder Nominee in the proxy materials.

(c)	To nominate a Shareholder Nominee, the Nominator or Nominator Group shall submit to the Corporate Secretary of the Corporation the information required by this Section 13 on a timely basis. To be timely, the Notice of Proxy Access Nomination must be addressed to and received by the Corporate Secretary of the Corporation not less than 120 days nor more than 150 days prior to the first anniversary of the date on which the Corporation’s definitive proxy statement was released to shareholders in connection with the prior year’s annual meeting; provided, however, that if the annual meeting is convened more than 30 days prior to or delayed by more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, the information must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the 10th day following the day on which a public announcement of the date of the annual meeting is first made (the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 13, the “Final Proxy Access Deadline”); provided further that in no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period or extend any time period for the receipt of the information required by this Section 13. The written notice required by this Section 13 (the “Notice of Proxy Access Nomination”) shall include:

(i)	a written notice of the nomination by such Nominator or Nominator Group expressly requesting to have its Shareholder Nominee included in the Corporation’s proxy materials pursuant to this Section 13 that includes, with respect to the Shareholder Nominee and the Nominator (including any beneficial owner on whose behalf the nomination is made) or, in the case of a Nominator Group, with respect to each Group Member (including any beneficial owner on whose behalf the nomination is made) all of the representations, agreements and other information required in the Shareholder Nominee Information and Shareholder Nominator Information described in Section 11 of Article II;
(ii)	if the Nominator or Nominator Group so elects, a written statement of the Nominator or Nominator Group for inclusion in the Corporation’s proxy statement in support of the election of the Shareholder Nominee(s) to the Board of Directors, which statement shall not exceed 500 words with respect to each Shareholder Nominee (the “Nomination Statement”) and for the avoidance of doubt, the Nomination Statement shall be limited to 500 words and shall not include any images, charts, pictures, graphic presentations or similar items;
(iii)	in the case of a nomination by a Nominator Group, the designation by all Group Members of one specified Group Member (or a qualified representative thereof) that is authorized to act on behalf of all Group Members with respect to the nomination and matters related thereto, including withdrawal of the nomination;
(iv)	a representation by the Shareholder Nominee and the Nominator or Nominator Group (including each Group Member) and any beneficial owner on whose behalf the nomination is made that each such person has provided and will provide facts, statements and other information in all communications with the Corporation and its shareholders and beneficial owners, including without limitation the Notice of Proxy Access Nomination and the Nomination Statement, that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading;
(v)	a statement of the Nominator or Nominator Group (including each Group Member) and any beneficial owner on whose behalf the nomination is made, setting forth and certifying the number of shares such Nominator or Nominator Group is deemed to own (as determined in accordance with sub-paragraph (d) of this Section 13) continuously for at least three years as of the date of the Notice of Proxy Access Nomination and one or more written statements from the shareholder of the Required Shares (as defined below), and from each intermediary through which such shares are or have been held during the requisite three-year holding period, verifying that, as of a date within seven days prior to the date that the Notice of Proxy Access Nomination is received by the Corporate Secretary of the Corporation, the Nominator or the Nominator Group, as the case may be, owns, and has owned continuously for the preceding three years, the Required Shares, and the Nominator’s or, in the case of a Nominator Group, each Group Member’s agreement to provide (1) within seven days after the record date for the applicable annual meeting, written statements from the shareholder and intermediaries verifying the Nominator’s or the Nominator Group’s, as the case may be, continuous ownership of the Required Shares through the record date; provided that if and to the extent that a shareholder is acting on behalf of one or more beneficial owners, such written statements shall also be submitted by any such beneficial owner or owners, and (2) immediate notice if the Nominator or the Nominator Group, as the case may be, ceases to own the Required Shares prior to the date of the applicable annual meeting;
(vi)	a copy of any Schedule 14N that has been filed with the U.S. Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act;

(vii)	a representation by the Nominator (including any beneficial owner on whose behalf the nomination is made), or, in the case of a Nominator Group, each Group Member (including any beneficial owner on whose behalf the nomination is made) that:
(1)	the Required Shares were acquired in the ordinary course of business and not with intent to change or influence control of the Corporation, and each such person does not presently have such intent;
(2)	each such person will maintain ownership (as defined in this Section 13) of the Required Shares through the date of the applicable annual meeting along with a further statement as to whether or not such person has the intention to hold the Required Shares for at least one year thereafter (which statement the Nominator or Nominator Group shall include in its Nomination Statement, it being understood that the inclusion of such statement shall not count towards the Nomination Statement’s 500-word limit);
(3)	each such person has not nominated, and will not nominate, for election to the Board of Directors at the applicable annual meeting any person other than its Shareholder Nominee(s) pursuant to this Section 13;
(4)	each such person has not distributed, and will not distribute, to any shareholders or beneficial owners any form of proxy for the applicable annual meeting other than the form distributed by the Corporation;
(5)	each such person has not engaged in, and will not directly or indirectly engage in, and has not been and will not be a participant (as defined in Schedule 14A of the Exchange Act) in, a “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the applicable annual meeting other than with respect to such Nominator or Nominator Group’s Shareholder Nominee(s) or a nominee of the Board of Directors; and
(6)	each such person consents to the public disclosure of the information provided pursuant to this Section 13;
(viii)	an executed agreement, in a form deemed satisfactory by the Board of Directors or any committee thereof, pursuant to which the Nominator (including any beneficial owner on whose behalf the nomination is made) or, in the case of a Nominator Group, each Group Member (including any beneficial owner on whose behalf the nomination is made) agrees to:
(1)	comply with all applicable laws, rules and regulations arising out of or relating to the nomination of each Shareholder Nominee pursuant to this Section 13;
(2)	assume all liability stemming from any legal or regulatory violation arising out of the communications and information provided by such person(s) to the Corporation and its shareholders and beneficial owners, including without limitation the Notice of Proxy Access Nomination and Nomination Statement;
(3)	indemnify and hold harmless the Corporation and each of its directors, officers, employees, agents and affiliates individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers, employees, agents and affiliates arising out of or relating to any nomination submitted by such person(s) pursuant to this Section 13;
(4)	file with the Securities and Exchange Commission any solicitation or other communication with the Corporation’s shareholders and beneficial owners relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act;

(5)	furnish to the Corporation all notifications and updated information required by this Section 13, including, without limitation, the information required by sub-paragraph (e) of this Section 13; and
(6)	upon request, provide to the Corporation within five business days after such request, but in any event prior to the day of the annual meeting, such additional information as reasonably requested by the Corporation; and
(ix)	a letter of resignation signed by each Shareholder Nominee, which letter shall specify that such Shareholder Nominee’s resignation is irrevocable and that it shall become effective upon a determination by the Board of Directors or any committee thereof that (1) any of the information provided to the Corporation by the Nominator, the Nominator Group, any Group Member (including, in each case, any beneficial owner on whose behalf the nomination is made) or the Shareholder Nominee in respect of the nomination of such Shareholder Nominee pursuant to this Section 13 is or was untrue in any material respect (or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading) or (2) the Shareholder Nominee, the Nominator, the Nominator Group or any Group Member (including, in each case, any beneficial owner on whose behalf the nomination is made) or any affiliate thereof shall have breached any of its representations, obligations or agreements under this Section 13.
(d)	Ownership Requirements.
(i)	To nominate a Shareholder Nominee pursuant to this Section 13, the Nominator or Nominator Group shall have owned shares representing 3% or more of the voting power entitled to vote generally in the election of directors (the “Required Shares”) continuously for at least three years as of both the date the Notice of Proxy Access Nomination is submitted to the Corporation and the record date for determining shareholders eligible to vote at the applicable annual meeting and must continue to own the Required Shares at all times between and including the date the Notice of Proxy Access Nomination is submitted to the Corporation and the date of the applicable annual meeting; provided that if and to the extent a shareholder is acting on behalf of one or more beneficial owners (i) only the shares owned by such beneficial owner or owners, and not any other shares owned by any such shareholder, shall be counted for purposes of satisfying the foregoing ownership requirement and (ii) the aggregate number of shareholders and all such beneficial owners whose share ownership is counted for the purposes of satisfying the foregoing ownership requirement shall not exceed 20. Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer or (iii) a “group of investment companies,” as such term is defined in the Investment Company Act of 1940, as amended, shall be treated as one shareholder or beneficial owner, as the case may be, for the purpose of satisfying the foregoing ownership requirements; provided that each fund otherwise meets the requirements set forth in this Section 13; and provided further that any such funds for which shares are aggregated for the purpose of satisfying the foregoing ownership requirements provide documentation reasonably satisfactory to the Corporation that demonstrates that the funds satisfy the criteria for being treated as one shareholder within seven days after the Notice of Proxy Access Nomination is delivered to the Corporation. No shares may be attributed to more than one Nominator or Nominator Group, and no shareholder or beneficial owner may be a member of more than one Nominator Group (other than a shareholder directed to act by more than one beneficial owner) for the purposes of this Section 13.
(ii)	For purposes of this Section 13, “ownership” shall be deemed to consist of and include only the outstanding shares as to which a person possesses both (i) the full voting and investment rights pertaining to such shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the ownership of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (1) that a person or any of its affiliates has sold in any transaction that has not been settled or closed, including any short sale, (2) that a person or any of its affiliates has borrowed for any purposes or purchased pursuant to an agreement to resell or (3) that are subject to any Derivative Instrument or similar agreement entered into by a person or any of its affiliates, whether any such security, instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares, in any case in which such security, instrument or agreement has, or is intended to have, or if exercised by either party would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person’s or such person’s affiliates’ full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of such person’s or such person’s affiliates’ shares. “Ownership” shall include shares held in the name of a nominee or other intermediary so long as the person claiming ownership of such shares retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person’s ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. A person’s ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person has the power to recall such loaned shares on five business days’ notice, will vote such shares at the annual meeting and will hold such shares through the date of the annual meeting. For the purposes of this Section 13, the terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. For the purposes of this Section 13, the term “affiliate” or “affiliates” shall have the meaning ascribed thereto under the rules and regulations of the Exchange Act.

(e)	For the avoidance of doubt, with respect to any nomination submitted by a Nominator Group pursuant to this Section 13, the information required by sub-paragraph (c) of this Section 13 to be included in the Notice of Proxy Access Nomination shall be provided by each Group Member (including any beneficial owner on whose behalf the nomination is made), and each such Group Member (including any beneficial owner on whose behalf the nomination is made) shall execute and deliver to the Corporate Secretary of the Corporation the representations and agreements required under sub-paragraph (c) of this Section 13 at the time the Notice of Proxy Access Nomination is submitted to the Corporation. In the event that the Nominator, Nominator Group or any Group Member shall have breached any of their agreements with the Corporation or any information included in the Nomination Statement or the Notice of Proxy Access Nomination, or any other communications by the Nominator, Nominator Group or any Group Member (including any beneficial owner on whose behalf the nomination is made) with the Corporation or its shareholders and beneficial owners, ceases to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading), each Nominator, Nominator Group or Group Member (including any beneficial owner on whose behalf the nomination is made), as the case may be, shall promptly (and in any event within 48 hours of discovering such breach or that such information has ceased to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading)) notify the Corporate Secretary of the Corporation of any such breach, inaccuracy or omission in such previously provided information and shall provide the information that is required to correct any such defect, if applicable, it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation’s rights to omit a Shareholder Nominee from its proxy materials as provided in this Section 13.
(f)	Shareholder Nominee Requirements.
(i)	Within the time period specified in this Section 13 for delivering the Notice of Proxy Access Nomination, each Shareholder Nominee must deliver to the Corporate Secretary of the Corporation a written representation and agreement, which shall be deemed a part of the Notice of Proxy Access Nomination for purposes of this Section 13, that such person: (1) consents to be named in the proxy statement as a nominee, to serve as a director if elected and to the public disclosure of the information provided pursuant to this Section 13; (2) understands his or her duties as a director under the DGCL and agrees to act in accordance with those duties while serving as a director; (3) is not and will not become a party to (x) any Voting Commitment that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law; (4) is not and will not become a party to any Third Party Compensation Arrangement that has not been disclosed to the Corporation, and has not and will not receive any such Third Party Compensation Arrangement that has not been disclosed to the Corporation; (5) if elected as a director of the Corporation, will comply with all applicable laws and stock exchange listing standards and the Corporation’s policies, guidelines and principles applicable to directors, including, without limitation, the Corporation’s Board Corporate Governance Guidelines, Code of Ethics and Principles of Conduct, the Director Code of Business Conduct and Ethics, confidentiality, share ownership and trading policies and guidelines, and any other codes, policies and guidelines or any rules, regulations and listing standards, in each case as applicable to directors; (6) agrees to meet with the Board of Directors or any committee or delegate thereof to discuss matters relating to the nomination of the Shareholder Nominee, including information in the Notice of Proxy Access Nomination and such Shareholder Nominee’s eligibility to serve as a member of the Board of Directors; and (7) will provide facts, statements and other information in all communications with the Corporation and its shareholders and beneficial owners that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(ii)	At the request of the Corporation, each Shareholder Nominee must promptly submit (but in no event later than seven days after receipt of the request) to the Corporate Secretary of the Corporation all completed and signed questionnaires required of directors. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if each nominee is independent, including for purposes of serving on the committees of the Board of Directors, under the listing standards of each principal securities exchange upon which the shares are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s directors and to determine whether the nominee otherwise meets all other publicly disclosed standards applicable to directors.
(iii)	In the event that a Shareholder Nominee shall have breached any of their agreements with the Corporation or any information or communications provided by a Shareholder Nominee to the Corporation or its shareholders and beneficial owners ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such nominee shall promptly (and in any event within 48 hours of discovering such breach or that such information has ceased to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading)) notify the Corporate Secretary of the Corporation of any such breach, inaccuracy or omission in such previously provided information and shall provide the information that is required to make such information or communication true and correct, if applicable, it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation’s rights to omit a Shareholder Nominee from its proxy materials as provided in this Section 13.
(g)	In the event any Nominator or Nominator Group (including any beneficial owner on whose behalf the nomination is made) submits a nomination at an annual general meeting pursuant to this Section 13 and such Shareholder Nominee shall have been nominated for election at any of the previous two annual meetings and such Shareholder Nominee shall not have received at least 25% of the votes cast in favor of such nominee’s election or such nominee withdrew from or became ineligible or unavailable for election to the Board of Directors, then such nomination shall be disregarded.

(h)	Notwithstanding anything to the contrary contained in this Section 13, the Corporation shall not be required to include, pursuant to this Section 13, a Shareholder Nominee in its proxy materials for any annual meeting, or, if the proxy statement already has been filed, to submit the nomination of a Shareholder Nominee to a vote at the annual meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation:
(i)	for any meeting for which the Corporate Secretary of the Corporation receives notice that any shareholder or beneficial owner, as the case may be, intends to nominate one or more persons for election to the Board of Directors pursuant to Section 11 of this Article II;
(ii)	who is not determined by the Board of Directors in its sole discretion to be independent under the listing standards of each principal securities exchange upon which the shares of the Corporation are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on any of the committees of the Board of Directors, in each case as determined by the Board of Directors or any committee thereof, in its sole discretion;
(iii)	whose election as a member of the Board of Directors would cause the Corporation to be in violation of these By-Laws, the Certificate of Incorporation, the rules and listing standards of the principal securities exchanges upon which the shares of the Corporation are listed, or any applicable law, rule or regulation or of any publicly disclosed standards of the Corporation applicable to directors, in each case as determined by the Board of Directors or any committee thereof, in its sole discretion;
(iv)	who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended;
(v)	whose business or personal interests place such Shareholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries, as determined by the Board of Directors or any committee thereof, in its sole discretion;
(vi)	who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;
(vii)	who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act of 1933, as amended;
(viii)	if the Shareholder Nominee or Nominator (including any beneficial owner on whose behalf the nomination is made), or, in the case of a Nominator Group, any Group Member (including any beneficial owner on whose behalf the nomination is made) shall have provided information to the Corporation in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make any statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors or any committee thereof, in its sole discretion;
(ix)	the Nominator (or a qualified representative thereof) or, in the case of a Nominator Group, the representative designated by the Nominator Group in accordance with sub-paragraph (c)(iii) of this Section 13 (or a qualified representative thereof), or the Shareholder Nominee does not appear at the applicable annual meeting to present the Shareholder Nominee for election;
(x)	if the Nominator (including any beneficial owner on whose behalf the nomination is made), or, in the case of a Nominator Group, any Group Member (including any beneficial owner on whose behalf the nomination is made) has engaged in or is currently engaged in, or has been or is a participant (as defined in Schedule 14A of the Exchange Act) in, a “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the applicable annual meeting other than with respect to such Nominator or Nominator Group’s Shareholder Nominee(s) or a nominee of the Board of Directors; or (xi) the

Nominator or, in the case of a Nominator Group, any Group Member, or applicable Shareholder Nominee otherwise breaches or fails to comply with its representations or obligations pursuant to these articles, including, without limitation, this Section 13.

For the purpose of this sub-paragraph (h), clauses (ii) through (xi) will result in the exclusion from the proxy materials pursuant to this Section 13 of the specific Shareholder Nominee(s) to whom the ineligibility applies, or, if the proxy statement has already been filed, the ineligibility of the Shareholder Nominee(s) and, in either case, the inability of the Nominator or Nominator Group that nominated any such Shareholder Nominee to substitute another Shareholder Nominee therefor; however, clause (i) will result in the exclusion from the proxy materials pursuant to this Section 13 of all Shareholder Nominees for the applicable annual meeting, or, if the proxy statement already has been filed, the ineligibility of all Shareholder Nominees.

(i)	Notwithstanding anything to the contrary contained in this Section 13:
(i)	the Corporation may omit from its proxy materials any information, including all or any portion of the Nomination Statement, if the Board of Directors determines that the disclosure of such information would violate any applicable law or regulation or that such information is not true and correct in all material respects or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and
(ii)	if any Nominator, Nominator Group or Group Member (including any beneficial owner on whose behalf the nomination is made) or Shareholder Nominee has failed to comply with the requirements of this Section 13, the Board of Directors or the chairman of the meeting shall declare the nomination by such Nominator or Nominator Group to be invalid, and such nomination shall be disregarded.
(j)	This Section 13 shall be the exclusive method for shareholders to include nominees for director in the Corporation’s proxy materials.

ARTICLE III

Board of Directors

SECTION 1.   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation directed or required to be exercised or done by the shareholders.

SECTION 2.   Number, Qualifications, Election and Term of Office. The Board of Directors shall consist of not less than 8 nor more than 16 directors. The number of directors may be fixed, from time to time, by the affirmative vote of a majority of the entire Board of Directors. Any decrease in the number of directors shall be effective at the time of the next succeeding annual meeting of shareholders unless there shall be vacancies in the Board of Directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies. Directors need not be shareholders. All directors shall be elected to hold office for one-year terms expiring at the next annual meeting of shareholders. Each director shall hold office until his or her successor shall have been elected and qualified, or until death, or until such director shall have resigned, or shall have been removed, as hereinafter provided in these By-Laws.

SECTION 3.   Chairman of the Board.

(a)	The Directors shall elect a Chairman of the Board from among the independent members of the Board of Directors who shall serve for a term of three years unless sooner removed, with or without cause, by a majority of the Board of Directors. The Board of Directors shall fill any vacancy in the position of Chairman of the Board of Directors at such time and in such manner as the Board of Directors shall determine. In addition, the Board of Directors may appoint one or more directors to serve in roles with such titles (including the titles of Vice Chairman, Lead Director and Presiding Director), powers, duties and compensation as it may approve.
(b)	The Chairman shall perform all duties incident to the office of Chairman of the Board and such other duties as may from time to time be assigned by the Board of Directors, including presiding at all meetings of the shareholders of the Corporation, all meetings of the Board of Directors, and all meetings of the Executive Committee, at which the Chairman shall be present. Except as may otherwise be determined by the Board or provided in these By-Laws, the Chairman may serve as a member of any committee of the Board subject to applicable laws, regulations and standards and, even when not named a standing member of a committee, shall have the right to attend and participate in all meetings of any committee of the Board of Directors as if he or she were a member of such committee, including having the right to vote on any matter brought before the committee and being counted for the purposes of determining whether a quorum of the committee is present.

SECTION 4.   Place of Meetings. Meetings of the Board of Directors shall be held at such place or places, within or without the State of Delaware, as the Board of Directors may from time to time determine or as shall be specified in the notice of any such meeting.

SECTION 5.   Regular Meetings. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors may fix. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by statute or these By-Laws.

SECTION 6.   Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or by one-third of the members of the Board of Directors of the Corporation.

SECTION 7.   Notice of Meetings. Notice of each special meeting of the Board of Directors (and of each regular meeting for which notice shall be required) shall be given by the Corporate Secretary as hereinafter provided in this Section. Any such notice shall state the place, date and time of the meeting. Except as otherwise required by these By-Laws, such notice need not state the purposes of such meeting. Notice of each such meeting shall be mailed, postage prepaid, to each director, addressed to the director’s residence or usual place of business, by first-class mail, at least two days before the day on which such meeting is to be held, or shall be sent addressed to the director at such place by telegraph, cable, telex, telecopier, electronic transmission or other similar means, or be delivered to the director personally or be given to the director by telephone or other similar means, at least twelve hours before the time at which such meeting is to be held. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice, or waiver by electronic transmission or who shall attend such meeting, except when the director shall attend for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 8.   Quorum and Manner of Acting. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and, except as otherwise expressly required by statute or the Certificate of Incorporation or these By-Laws, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum at any meeting of the Board of Directors, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of the time and place of any such adjourned meeting shall be given to all of the directors unless such time and place were announced at the meeting at which the adjournment was taken, in which case such notice shall only be given to the directors who were not present thereat. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The directors shall act only as a Board and the individual directors shall have no power as such.

SECTION 9.   Organization. At each meeting of the Board of Directors, the Chairman of the Board, or, in the absence of the Chairman of the Board, another director chosen by a majority of the directors present shall act as chairman of the meeting and preside thereat. The Corporate Secretary or, in the Corporate Secretary’s absence, any person appointed by the chairman of the meeting shall act as secretary of the meeting and keep the minutes thereof.

SECTION 10.   Resignations. Any director of the Corporation may resign at any time by giving notice in writing or by electronic transmission of his or her resignation to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 11.   Vacancies. Any vacancy in the Board of Directors, whether arising from death, disqualification, resignation, removal, an increase in the number of directors or any other cause, may be filled by the vote of a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Each director so elected shall hold office for a term expiring at the next annual meeting of shareholders and shall hold office until his or her successor shall have been elected and qualified, or until death, or until such director shall have resigned, or shall have been removed, as provided in these By-Laws.

SECTION 12.   Removal of Directors. Any director may be removed, with or without cause, at any time, by the holders of a majority of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote at an election of directors.

SECTION 13.   Compensation. The Board of Directors shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors, including the Chairman of the Board, for services to the Corporation in any capacity.

SECTION 14.   Committees.

(a)	The Board shall create an Executive Committee, which shall consist of no less than two nor more than seven members of the Board and which, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except the Executive Committee shall not have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the shareholders, any action or matter expressly required by the General Corporation Law of the State of Delaware to be submitted to shareholders for approval, (ii) adopting, amending or repealing any By-Law of the Corporation; or (iii) acting with respect to any matter restricted by statute, the Certificate of Incorporation or these By-Laws.
(b)	The Board shall create an Audit Committee and a People Resources Committee, each of which shall consist of three (3) or more members of the Board of Directors of the Corporation, none of whom shall be employees of the Corporation or its subsidiaries.
(c)	The Board may also create such other committees, with such authority and duties, as the Board may from time to time deem advisable, and may authorize any of such committees to appoint one or more subcommittees. Each such committee or subcommittee, to the extent provided in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors except as restricted by statute the Certificate of Incorporation or these By-Laws and may authorize the seal of the Corporation to be affixed to all papers which require it. Each such committee or subcommittee shall serve at the pleasure of the Board of Directors or of the committee creating it as the case may be, and have such name as may be determined from time to time by resolution adopted by the Board of Directors or by the committee creating it. Each committee shall keep regular minutes of its meeting and report the same to the Board of Directors or the committee creating it.
(d)	The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In addition, in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

SECTION 15.   Action by Consent. Unless restricted by the Certificate of Incorporation, any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the Board of Directors or such committee, as the case may be. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 16.   Telephonic Meeting. Unless restricted by the Certificate of Incorporation, any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV

Officers

SECTION 1.   Selection and Qualifications. The officers of the Corporation shall be elected by the Board of Directors except as otherwise provided herein or in a resolution adopted by the Board of Directors and may include the President, the Chief Executive Officer, one or more Vice Presidents, and such other officers as the Board of Directors may choose. The Board may authorize the Chief Executive Officer to appoint one or more classes of officers with such titles (including the titles of Vice President, Corporate Secretary and Treasurer), powers, duties and compensation as the Chief Executive Officer may approve. Any two or more offices may be held by the same person. Each officer shall hold office until his or her successor shall have been duly elected or appointed and shall have qualified, or until death, or until such officer shall have resigned or have been removed, as hereinafter provided in these By-Laws.

SECTION 2.   Resignations. Any officer of the Corporation may resign at any time by giving written notice of such resignation to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon receipt. Unless otherwise specified therein, the acceptance of any such resignation shall not be necessary to make it effective.

SECTION 3.   Removal. Any officer of the Corporation may be removed, either with or without cause, at any time, by the Board of Directors at any meeting thereof. Any appointed officer of the Corporation may also be removed, either with or without cause, at any time, by the Chief Executive Officer.

SECTION 4.   Chief Executive Officer. The Chief Executive Officer shall have responsibility for the general and active management of the business, property and affairs of the Corporation, subject, to the control of the Board of Directors. The Chief Executive Officer shall perform such other duties as may be specified in the By-Laws or assigned by the Board of Directors.

SECTION 5.   President. The President shall perform all duties incident to the Office of President and such other duties as may from time to time be assigned to the President by the Chief Executive Officer or the Board of Directors.

SECTION 6.   Vice Presidents. Each Vice President shall perform such duties as from time to time may be assigned to the Vice President by the Board of Directors, the Chief Executive Officer, or such other officer as may be designated by one of the foregoing.

SECTION 7.   Treasurer. The Treasurer shall:

(a)	have charge and custody of, and be responsible for, all the funds and securities of the Corporation;
(b)	keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation;
(c)	deposit all moneys and other valuables to the credit of the Corporation in such depositories as may be designated by the Board of Directors or pursuant to its direction;
(d)	receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever;
(e)	disburse the funds of the Corporation and supervise the investments of its funds, taking proper vouchers therefor;
(f)	render to the Board of Directors, whenever the Board of Directors may require, an account of the Corporation’s cash position; and
(g)	in general, perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the Board of Directors, or the Chief Executive Officer, or such other officer as may be designated by one of the foregoing.

SECTION 8.   Corporate Secretary. The Corporate Secretary shall:

(a)	keep or cause to be kept in one or more books provided for the purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the shareholders;
(b)	see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law;
(c)	Be custodian of the records and the seal of the Corporation and affix and attest the seal to all certificates for shares of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;
(d)	see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed in order to maintain the Corporation’s legal existence are properly kept and filed; and
(e)	in general, perform all duties incident to the office of Corporate Secretary and such other duties as from time to time may be assigned by the Board of Directors, the Chief Executive Officer, or such other officer as may be designated by one of the foregoing.

SECTION 9.   The Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their seniority), shall, in the absence of the Treasurer or in the event of the inability or refusal of the Treasurer to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as from time to time may be assigned by the Board of Directors, the Chief Executive Officer, the Treasurer, or such other officer as may be designated by one of the foregoing.

SECTION 10.   The Assistant Corporate Secretary. The Assistant Corporate Secretary, or if there be more than one, the Assistant Corporate Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their seniority), shall, in the absence of the Corporate Secretary or in the event of the inability or refusal of the Corporate Secretary to act, perform the duties and exercise the powers of the Corporate Secretary and shall perform such other duties as from time to time may be assigned by the Board of Directors, the Chairman of the Board, the President and Chief Executive Officer, the Corporate Secretary, or such other officer as may be designated by one of the foregoing.

SECTION 11.   Designation. The Board of Directors may, by resolution, designate one or more officers to be any of the following: Chief Operating Officer, President, Chief Financial Officer, General Counsel, or Chief Accounting Officer.

SECTION 12.   Agents and Employees. If authorized by the Board of Directors, the Chief Executive Officer or any officer or employee of the Corporation designated by the Board or the Chief Executive Officer may appoint or employ such agents and employees as shall be requisite for the proper conduct of the business of the Corporation, and may fix their compensation and the conditions of their employment, subject to removal by the appointing or employing person.

SECTION 13.   Officers’ Bonds or Other Security. If required by the Board of Directors, any officer of the Corporation shall give a bond or other security for the faithful performance of such officer’s duties, in such amount and with such surety as the Board of Directors may require.

SECTION 14.   Compensation. The compensation of all officers of the Corporation for their services as such officers shall be fixed from time to time by the Board of Directors unless by resolution of the Board that authority is delegated to a committee of the Board, the Chief Executive Officer, or any other officer of the Corporation. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that such officer is also a director of the Corporation.

SECTION 15.   Terms. Unless otherwise specified by the Board of Directors in any particular election or appointment, each officer shall hold office, and be removable, at the pleasure of the Board.

ARTICLE V

Stock Certificates and Their Transfer

SECTION 1.   Stock Certificates; Uncertificated Shares. The shares of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such resolution by the Board of Directors, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Corporate Secretary or an Assistant Corporate Secretary, representing the number of shares registered in certificate form. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restriction of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 202 of the General Corporation Law of the State of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required or permitted to be set forth or stated on certificates pursuant to this section or otherwise pursuant to the Delaware General Corporation Law. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

SECTION 2.   Facsimile Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person was such officer, transfer agent or registrar at the date of issue.

SECTION 3.   Lost Certificates. The Corporation may issue a new certificate or certificates, or uncertificated shares, in the place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed. The Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to give the Corporation a bond in such sum as it may direct sufficient to indemnify it against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

SECTION 4.   Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority or transfer, or upon receipt by the transfer agent of a proper instruction from the registered holder of uncertificated shares, it shall be the duty of the Corporation to transfer such shares upon its records and, in connection with the transfer of a share that will be certificated, to issue a new certificate to the person entitled thereto and to cancel the old certificate; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the certificates are presented to the Corporation for transfer, or when proper instructions with respect to the transfer of uncertificated shares are received, both the transferor and the transferee request the Corporation to do so.

SECTION 5.   Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

SECTION 6.   Regulations. The Board of Directors may make such additional rules and regulations, not inconsistent with these By-Laws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

SECTION 7.   Fixing the Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining shareholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. To the extent permitted by law, the record date for determining the shareholders entitled to receive notice of a meeting may be different from the record date for determining the shareholders entitled to vote at such meeting.

In order that the Corporation may determine the shareholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the DGCL, the record date shall be the first date on which a consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the DGCL with respect to the proposed action by consent of the shareholders without a meeting, the record date for determining shareholders entitled to consent to corporate action without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

SECTION 8.   Registered Shareholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VI

Indemnification

SECTION 1.   Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she (i) is or was a director or an officer of the Corporation or (ii) is or was serving at the request of the Corporation as a director, officer, employee, agent, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (the persons in clauses (i) and (ii) hereinafter referred to as an “indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith;

provided, however, that, except as provided in Section 3 of this Article VI with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

SECTION 2.   Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 1 of this Article VI, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise.

SECTION 3.   Right of Indemnitee to Bring Suit. If a claim under Section 1 or 2 of this Article VI is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Corporation.

SECTION 4.   Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, agreement, vote of shareholders or directors or otherwise.

SECTION 5.   Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

SECTION 6.   Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

SECTION 7.   Nature of Rights. The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee, agent, partner or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE VII

General Provisions

SECTION 1.   Dividends. Subject to the provisions of statute and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting. Dividends may be paid in cash, in property or in shares of stock of the Corporation, unless otherwise provided by statute or the Certificate of Incorporation.

SECTION 2.   Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors.

SECTION 3.   Fiscal Year. The fiscal year of the Corporation shall be fixed, and once fixed, may thereafter be changed, by resolution of the Board of Directors.

SECTION 4.   Contributions. The Board of Directors shall have the authority from time to time to make such contributions as the Board in its discretion shall determine, for public and charitable purposes.

SECTION 5.   Borrowing, etc. No officer, agent or employee of the Corporation shall have any power or authority to borrow money on its behalf, to pledge its credit, or to mortgage or pledge its real or personal property, except within the scope and to the extent of the authority delegated by resolution of the Board of Directors. Authority may be given by the Board for any of the above purposes and may be general or limited to specific instances.

SECTION 6.   Deposits. All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as the Board of Directors may approve or designate, and all such funds shall be withdrawn only upon checks, drafts, notes or other orders for payment signed by such one or more officers, employees or other persons as the Board shall from time to time determine.

SECTION 7.   Execution of Contracts, Deeds, etc. The Board of Directors may authorize any officer or officers, agent or agents, in the name and on behalf of the Corporation to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

SECTION 8.   Voting of Stock in Other Corporations. If authorized by the Board of Directors, any officer of the Corporation may appoint an attorney or attorneys (who may be or include such officer), in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as a shareholder or otherwise in any other corporation any of whose shares or other securities are held by or for the Corporation, at meetings of the holders of the shares or other securities of such other corporation, or in connection with the ownership of such shares or other securities, to consent in writing to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its seal such written proxies or other instruments as such proxy may deem necessary or proper in the circumstances.

SECTION 9.   Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of punch cards, magnetic tape, photographs, microphotographs, or any other information storage device; provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VIII

Amendments

These By-Laws may be adopted, amended or repealed by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon. The Board of Directors shall also have the power to adopt, amend or repeal any provision of these By-Laws of the Corporation without any vote of the stockholders of the Corporation.

ARTICLE IX

Definitions

SECTION 1.   “Certificate of Incorporation.” The term “Certificate of Incorporation,” as used herein, includes not only the original Certificate of Incorporation filed to create the Corporation but also all other certificates, agreements of merger or consolidation, plans of reorganization, or other instruments, howsoever designated, which are filed pursuant to the Delaware General Corporation Law, and which have the effect of amending or supplementing in some respect this Corporation’s original Certificate of Incorporation.

SECTION 2.   “Electronic Transmission.” The term “electronic transmission” as used herein shall mean any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such recipient through an automated process or that otherwise may be permitted as an electronic transmission by the Delaware General Corporation law, as amended from time to time.

ARTICLE X

Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these By-Laws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL shall be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Annex G

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

New Cigna is incorporated in Delaware. Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The New Cigna certificate of incorporation will provide that its directors and officers will be indemnified by New Cigna to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses, liabilities and losses incurred in connection with their service as a director or officer on behalf of the corporation.

As permitted by Section 102(b)(7) of the DGCL, the amended and restated certificate of incorporation of New Cigna will provide that a director of New Cigna shall not be personally liable to New Cigna or its stockholders for monetary damages for breach of fiduciary duty as a director, except for such liability as is expressly not subject to limitation under the DGCL, as the same exists or may hereafter be amended to further limit or eliminate such liability.

New Cigna has agreed that, from and after the effective time, to indemnify, to the fullest extent permitted by law, any person who is now, or has been at any time prior to the effective time, (1) an officer or director of Cigna or Express Scripts or any of their respective subsidiaries or (2) serving at the request of Cigna or Express Scripts as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, which we refer to as an indemnified person, in connection with any claim, demand, action, suit, proceeding, subpoena or investigation based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such indemnified person is or was an officer or director of Cigna or Express Scripts, as applicable, or any of their respective subsidiaries, or is or was serving at the request of Cigna or Express Scripts as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the effective time. In the event of any such proceeding, each indemnified person will be entitled to an advancement of expenses incurred in defense of such proceeding, to the extent set forth in the organizational documents of Cigna or Express Scripts, as applicable. Additionally, New Cigna has agreed that for a period of six years following the effective time, it will not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provision of Cigna, Express Scripts and any of their respective subsidiaries, as applicable, in each case as in effect immediately prior to the effective time, in any manner that would adversely affect the rights thereunder of any indemnified person.

New Cigna has also agreed to maintain, for a period of six years following the effective time, the directors’ and officers’ liability insurance policies currently maintained by each of Cigna and Express Scripts and any of their subsidiaries, except that in no event will New Cigna be required to expend more than 450% of the current annual premiums paid by Cigna or Express Scripts, as applicable. If New Cigna cannot obtain such insurance, it will obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 450% of the current annual premiums paid by Cigna or Express Scripts, as applicable. Each of Cigna and Express Scripts may obtain a six-year “tail” prepaid policy under such party’s existing directors and officers liability insurance policy providing equivalent coverage in lieu of the foregoing, in each case for a cost not to exceed 450% of the current annual premiums paid by Cigna or Express Scripts, as applicable.

Item 21.	Exhibits and Financial Statement Schedules.

See the Exhibit Index attached hereto, which is incorporated herein by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act of 1933 or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 under the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of March 8, 2018, as amended by Amendment No. 1, dated as of June 27, 2018, by and among Cigna Corporation, Express Scripts Holding Company, Halfmoon Parent, Inc., Halfmoon I, Inc. and Halfmoon II, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).†

3.1	Certificate of Incorporation of Halfmoon Parent, Inc.**
3.2
Form of Amended and Restated Certificate of Incorporation of Halfmoon Parent, Inc. to be adopted upon completion of the mergers (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).

3.3	By-Laws of Halfmoon Parent, Inc.**
3.4
Form of Amended and Restated By-Laws of Halfmoon Parent, Inc. to be adopted upon completion of the mergers (included as Annex F to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).

5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered.**
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain U.S. federal income tax matters.**
8.2	Form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal income tax matters.**
10.1	Retention Agreement by and between Cigna Corporation and Mr. Timothy Wentworth, dated as of May 12, 2018.**
23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).
23.4	Consent of PricewaterhouseCoopers LLP relating to Cigna Corporation’s financial statements.
23.5	Consent of PricewaterhouseCoopers LLP relating to Express Scripts Holding Company’s financial statements.
24.1	Power of Attorney (included on the signature page to Form S-4).**
99.1	Opinion of Morgan Stanley & Co. LLC (included as Annex B to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
99.2	Consent of Morgan Stanley & Co. LLC.
99.3	Opinion of Centerview Partners LLC (included as Annex C to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
99.4	Consent of Centerview Partners LLC.
99.5	Opinion of Lazard Frères & Co. LLC (included as Annex D to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4).
99.6	Consent of Lazard Frères & Co. LLC.
99.7	Consent of David M. Cordani to be named as director.**
99.8	Consent of Eric J. Foss to be named as director.**
99.9	Consent of Isaiah Harris, Jr. to be named as director.**
99.10	Consent of Roman Martinez IV to be named as director.**
99.11	Consent of John M. Partridge to be named as director.**
99.12	Consent of James E. Rogers to be named as director.**
99.13	Consent of Eric C. Wiseman to be named as director.**
99.14	Consent of Donna F. Zarcone to be named as director.**
99.15	Consent of William D. Zollars to be named as director.**
99.16	Consent of William J. DeLaney to be named as director.**
99.17	Consent of Elder Granger to be named as director.**
99.18	Consent of Kathleen M. Mazzarella to be named as director.**
99.19	Consent of William L. Roper to be named as director.**
99.20	Consent of Dr. Mark McClellan to be named as director.**
99.21	Form of Proxy for Cigna Corporation.**
99.22	Form of Proxy for Express Scripts Holding Company.**
†	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.
*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HALFMOON PARENT, INC.

By:	/s/ Eric P. Palmer
Name:	Eric P. Palmer
Title:	President

Dated: July 11, 2018

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eric P. Palmer	President and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	July 11, 2018
Eric P. Palmer

*	Director	July 11, 2018
Christopher J. Hocevar

*	Director	July 11, 2018
Mary T. Agoglia Hoeltzel
*	Nicole S. Jones, by signing her name hereto, does hereby sign this Registration Statement on behalf of the directors of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the U.S. Securities and Exchange Commission.
By:	/s/ Nicole S. Jones
Nicole S. Jones
Attorney-in-Fact
July 11, 2018